Form 20-F
period 2021-12-31
Cellebrite DI Ltd.
filed 2022-03-29
CIK 1854587

Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40772

Table of Content
Cellebrite DI Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

94 Shlomo Shmelzer Road Petah Tikva 4970602, Israel
(Address of principal executive offices)

Copy to:
Avital Futterman
94 Shlomo Shmelzer Road Petah Tikva 4970602, Israel
+972 (73) 394-8000
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.00001	CLBT	Nasdaq Global Market
Warrants to purchase ordinary shares	CLBTW	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On March 11, 2022, the issuer had 188,540,480 ordinary shares, par value NIS 0.00001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Table of Content

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Table of Content

Table of Content

INTRODUCTORY NOTE
Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Cellebrite” as used in this annual report on Form 20-F (this “Form 20-F” or “Annual Report”) refer to Cellebrite DI Ltd., a company organized under the laws of the State of Israel.
Cellebrite is a global leader providing Digital Intelligence (“DI”) solutions, delivering a platform of software and services for legally sanctioned investigations. Cellebrite currently has two classes of securities listed on the Nasdaq Global Market (“Nasdaq”): our ordinary shares, NIS 0.00001 par value (“Ordinary Shares” or “ordinary shares”), and warrants to purchase Ordinary Shares (“Warrants”).
On April 8, 2021, Cellebrite entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company on the Nasdaq Capital Market and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (SPAC). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of Cellebrite (the “Merger”). TWC became a wholly-owned subsidiary of Cellebrite and the security holders of TWC became security holders of Cellebrite.
On the date of Closing of the Merger (the “Closing”) and prior to the Merger becoming effective by acceptance of the Merger Certificate for filing by the Secretary of State of the State of Delaware, and prior to the Company’s Preferred Share conversion into Ordinary Shares as described below, an initial dividend of $21,300,000 (“Initial Dividend”) and an additional dividend of $78,700,000 approved by the Israeli District Court (“Additional Dividend”) were paid to the holders of Company’s Ordinary Shares, Preferred Shares and vested restricted stock units (all the “Company Shareholders”).
On April 8, 2021, concurrently with the execution of the Merger Agreement, certain accredited investors (the “PIPE Investors” and each, a “PIPE Investor”) entered into share purchase agreements (the “Share Purchase Agreements” and each, a “Share Purchase Agreement”) pursuant to which the PIPE Investors committed to purchase Ordinary Shares from certain Cellebrite shareholders at a purchase price of $10.00 per share in an aggregate number equal to 30,000,000 and an aggregate purchase price of $300,000,000 (the “PIPE Investments” and each, a “PIPE Investment”) on the closing date of August 30, 2021 (the “Closing Date”), which were converted into 30,000,000 Ordinary Shares upon the consummation of the Merger (the “PIPE Shares”). The PIPE Investment closed immediately prior to the Merger.
Following the closing of the PIPE Investment, and after giving effect to redemptions of shares by shareholders of TWC and payment of transaction expenses, the transactions described above generated approximately $69 million for Cellebrite (resulting in total cash on hand of over $17 million).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). We present our combined financial statements in U.S. dollars (“U.S. dollars” “USD,” “US$” or “$”). All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended
Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, references to fiscal 2020 and 2020 are references

Table of Content
to the fiscal year ended December 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021.

All percentages have been calculated using unrounded amounts.

TRADEMARKS
We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.
MARKET INFORMATION
This Annual Report contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Cellebrite, or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “will,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about Cellebrite’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product, and its future results. The statements we make regarding the following matters are forward-looking by their nature.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others, the items in the following list, which also summarizes some of our most principal risks:

Table of Content
•risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs;

•risks associated with our material dependence on the acceptance of our solutions by domestic and international law enforcement and government agencies;

•risks associated with real or perceived errors, failures, defects or bugs in our DI solutions;

•risks associated with our failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel;

•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, such as the novel coronavirus (“COVID-19”) pandemic, armed conflicts, including military actions involving Russia and Ukraine, as well as the resulting impact on information technology spending and government budgets, on our business;

•risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to train our employees and onboard new customers;

•risks due to intense competition in all of our markets, including risks associated with pricing pressures from and loss to market share to competitors with greater resources than we have;

•risks associated with the inadvertent or deliberate misuse of our solutions;

•risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances;

•risks relating to estimates of market opportunity and forecasts of market growth and financial results originally publicized in connection with the Merger;

•risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;

•risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all;

•risks associated with our reliance on third-party suppliers for certain components, products, or services, including risks related to the availability of raw materials or components;

Table of Content
•challenges associated with large transactions, including with respect to longer sales cycles, long approval processes, as well as with developing, offering, implementing, and maintaining new solutions;

•risks associated with our ability to retain, recruit, and train qualified personnel, particularly research and development and sales and marketing personnel in regions in which we operate, including in new markets and growth areas we may enter;

•risks that our customers may delay or terminate contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise;

•risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and potential audits, investigations, civil and criminal penalties and administrative sanctions;

•risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use;

•risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions;

•risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personally identifiable information or other information that may belong to our customers or other third parties;

•risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, and data privacy and protection;

•risks relating to the regulatory constraints to which we are subject, including encryption laws, trade and export controls from the governments of Israel and other countries where we operate;

•risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company;

•risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with general economic and market conditions, including with respect to COVID-19;

•risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

Table of Content

•risks associated with joint, ventures, partnerships and strategic initiatives, including the diversion of management’s attention as a result of such initiatives;

•risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability;

•risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; and

•risks relating to the adequacy of our existing systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs.

Some of these factors are discussed in more detail in this Annual Report, including under “Part I, Item 3. Key Information—D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this Annual Report speak as of the date of those statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and Senior Management
Not applicable.

B. Advisers
Not applicable.

C. Auditors
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Table of Content
ITEM 3. KEY INFORMATION
A. [Reserved]

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Cellebrite’s Business and Industry
If we do not continue to develop technologically advanced solutions and successfully integrate with the software solutions used by our customers, our future revenue and operating results may be negatively affected.
Cellebrite offers a comprehensive DI platform that includes a variety of solutions designed to help our customers collect, review, analyze and manage investigative data with respect to legally sanctioned investigations. We specialize in the creation of software based solutions that enable collection, decoding, decryption, analysis, reporting and management of data from digital devices and sources from a variety of original equipment manufacturers (“OEMs”) as well as the applications installed on such sources. Because OEMs and other software manufacturers are continuously changing their products, our success depends on our ability to design and develop new solutions and upgrades to our existing software that keep up with these changes. However, there can be no assurance that we are able to design and develop adequate solutions and upgrades that will be compatible with products from OEMs and other software manufacturers. If we are unable to update our software to keep up with the evolving security and encryption strategies in the industry, the utilization of our solutions may decrease over time if it becomes unable to extract data from certain digital devices and our software may be vulnerable to malicious attacks. As a result, our reputation might be harmed and our operating results may be negatively affected.
If we experience high turnover of our solutions and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new solutions development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. We believe we offer high-quality solutions with features not offered by competitors selling at a lower price point, and so a failure to continue offering the same caliber of solutions will adversely affect revenue and operating results.

We are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government

Table of Content
agencies do not continue to purchase, accept and use our solutions, our revenue may be adversely affected.

Sales to law enforcement agencies accounted for approximately 90% of our revenue in 2019, 2020 and 2021. At any point, due to external factors and opinions, whether or not related to product performance, law enforcement agencies may elect to no longer purchase our solutions. The key dynamics and trends affecting the digital investigations and intelligence market include: (i) the explosive growth in the volume of data production and availability, (ii) the increases in data complexity, (iii) the lack of digital forensic professionals, (iv) constraints in resources in the public sector, (v) the growing frequency, sophistication and business impact of cybercrime in the private sector, (vi) the growing risk of insider threats and employee misconduct in private enterprises and (vii) the substantial increase in the remote workforce. For example, while we have not yet had any government clients cancel contracts due to the ongoing COVID-19 outbreak, the pandemic may adversely impact the operating budgets of local governments, which may reduce the budget for law enforcement and corrections. In addition, although we have experienced no negative impact on our revenue from the recent changes in public sentiment around police funding, such as the “Defund the Police” movement, these changes may impact our revenue in the future. Revenue growth may be impacted by changes in organizational structure leading to complex decision-making processes within the public sector or by a reduction in the pace of adoption of investigation and justice acceleration related technologies.

Real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, growth prospects and reputation.

Because we offer a complex platform, undetected errors, defects, failures or bugs may occur, especially when solutions or capabilities are first introduced or when new versions or other product or infrastructure updates are released. Despite frequent testing by us and regular software updates, errors, failures, or bugs may not be found in new software or releases until after they are implemented, and this could adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions.
Many of our customers, especially those in law enforcement, use our solutions in applications that are of public interest or critical to their businesses or missions and may thus have a lower risk tolerance to defects in our solutions than to defects in other, less critical, software solutions. Errors or delays in releasing software updates or allegations of unsatisfactory performance or errors, defects or failures in released software could cause us, in the long run, to lose sales opportunities, increase our service costs, incur substantial software redesigning costs, lose customers or subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our solutions could be perceived as ineffective for reasons outside of our control.
An error, failure or bug in any of our solutions by our law enforcement customers could lead to interference with the administration of justice, for example by corrupting digital evidence. Real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs.

A failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel could adversely affect our results of operations and growth prospects.

Table of Content

Our business requires intensive sales and marketing activities. Part of our strategy is to attract a larger number of large law enforcement customers to use more of our solutions. Our sales and marketing personnel are essential to this effort and to attracting new customers and expanding sales to existing customers generally. We require personnel with expertise in government contracting at both the federal and local level in a variety of countries, and expertise in the private market, and with sufficient technical literacy to discuss our solutions’ features. There is a limited number of individuals with this experience and competition for them is intense. Furthermore, once hired it takes at least three months before a new sales force member is fully trained and operating at a level that meets our expectations, and during the ongoing COVID-19 pandemic such training may take even longer. We invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals, to integrate new sales force members within the time periods we have achieved historically, and to contain sales force attrition rates may materially impact the growth of our business.

The ongoing global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations.

The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic, and it is unclear how long nations, populations, economics and businesses will have to operate under the current conditions. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19 and its variants, we have taken precautionary measures intended to minimize the risk of the virus to our employees, our customers, and the communities in which we operate, including temporarily limiting in-person customer training events, which may negatively impact our business.
While the COVID-19 pandemic to date has not had any noticeable impact on our contract renewal rate, it is possible that it will in the future. Many of our customers are government agencies, and their budgets may have been and may continue to be stretched thin due to the efforts taken to combat the pandemic. If some of our government customers experience budget shortfalls, they may decide to forgo using our platform.
Further, the COVID-19 pandemic has caused and may continue to cause delays in onboarding new customers. In certain countries, customers have had issues accessing their systems remotely in order to generate purchase orders, and this has led to some processing delays. While none of these delays has been significant, they may become significant in the future or transition from delays to outright cancellation.
Additionally, a significant portion of our training activities are usually in person. In the normal course of business, our on-premises training staff teach in physical classrooms either at the customers’ facilities or in facilities rented by us. Currently, due to travel restriction and personal distance requirements, the Company offers its classes either in a remote format or on-premises. Also, in the normal course of business, our on-the-ground on-premises deployment staff travel to our customers’ workplaces to demonstrate how to use our solutions. Currently, however, as a result of the work and travel restrictions related to the COVID-19 pandemic and the precautionary measures that we have adopted or that local governments prescribe, substantially all of our training activities are being conducted remotely. The remote offering of our services could lead to a decrease in efficacy or value, potentially making our solutions less appealing.
Furthermore, as a result of the COVID-19 pandemic, in principal our employees are currently required to work from the office three times a week and work remotely the remaining two days a week, reducing social interaction and related health risks. Without derogating from the above mentioned,

Table of Content
employees who live distant from our offices are currently not required to travel to the offices on a regular basis. The Company is constantly monitoring the health risks to its employees in the various countries in which they work, and provides temporarily adjustment to this policy. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in increased consumer privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments. Any such incident, breach or attack that occurs with respect to, or is directed at us could have a materially adverse effect due to, among other things, the loss of proprietary data, interruptions or delays in our operations, damage to our reputation and any government-imposed penalties. In addition, continuous remote work arrangements could result in increased turnover or make it more difficult to train new employees.

COVID-19 has also had an impact on supply chains with many products as some companies have had to either suspend or limit operations. During 2021, we experienced disruption and volatility in our supply chain that we expect to continue through 2022. Supply chain issues have occurred on a global scale as a result of the COVID-19 pandemic and have caused delays in the arrival of or otherwise constrained our supply of components, including the HW component, which are essential to our solutions. Other supply chain risks that have materialized and may continue to materialize include, but are not limited to: disruptions in shipping logistics, as ports and other channels of entry from where we import, export and deliver our components have been closed or continue to operate at reduced capacity; shutdowns or reduced operations at our suppliers’ facilities; and changes in the market prices for components upon which we rely. Difficulties or interruptions obtaining the components required for our solutions has and could continue to delay our supply of solutions and harm our relationships with our customers, damage our brand and reputation and have a material adverse effect on our results of operations.

More generally, the COVID-19 pandemic has adversely affected and may continue to adversely affect economies and financial markets globally, which may lead to a continued economic downturn, which may decrease technology spending generally and could adversely affect demand for our solutions. A prolonged pandemic could also result in extended customer sales cycles; reduced demand for our products and services; lower renewal rates; delayed spending on, or reduced payment frequencies with respect to, our solutions; lower revenue from new customers; or impairment of our ability to collect accounts receivable. It is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Current and future competitors could have a significant impact on our ability to generate future revenue and profits.

The markets for our solutions are competitive and are subject to rapid technological change and other pressures created by changes in our industry. We face varying levels of competition across our solution offerings. Our Collect & Review solutions, including the Cellebrite’s Universal Forensic

Table of Content
Extraction Device (“UFED”) series and Cellebrite Premium, face significant competition. Our competitors offer products similar to our Collect & Review solutions generally with fewer capabilities but lower price points, and some customers may determine that they prefer these competitors’ products based on cost. Some customers have decided to purchase both our solutions and a competitor’s products for verification purposes. However, these customers may later decide to terminate their use of a second product, potentially ours, depending on which of our solutions the customers are purchasing. Our Analyze solutions, such as Cellebrite Pathfinder, currently face relatively limited competition but this could change in the future as the increase in data volumes attract analytics-driven competitors. Our main Manage solution, Guardian, addresses a growing trend to manage digital evidence in a SaaS delivery model. Negative public sentiment towards Cloud and SaaS might impact the adoption of this solution. Our new OSINT solutions (OSINT Analyze and OSINT Investigate) are introduced to a business segment with a low barrier of entry and several existing competitors, while each provide some specific expertise. OSINT’s market is shared with different companies, with no significant company dominating the market. The challenges within OSINT’s market include low adoption of the techonology by law enforcement agencies as well as the dynamic nature of the web (more specifically, website owners update their algorithms in order to identify and block the solution’s activity, which might impact its effectiveness in collecting data) and online sources that constantly change (more specifically, data displayed on websites change overtime and require constant updating of the data collecting).

Competition may increase and intensify in the future as the pace of technological change and adaptation quickens and as additional companies enter our markets, including those competitors who offer solutions similar to ours, but offer it through a different form of delivery. Numerous releases of competitive products have occurred in recent history and are expected to continue in the future. We may not be able to compete effectively with current competitors and potential entrants into our marketplace. We could lose market share if our current or prospective competitors: (i) develop technologies that are perceived to be substantially equivalent or superior to our technologies, (ii) introduce new competitive products or services, (iii) add new functionality to existing products and services, (iv) acquire competitive products and services, (v) reduce prices, or (vi) form strategic alliances or cooperative relationships with other companies. If other businesses were to engage in aggressive pricing policies with respect to competing products, or if the dynamics in our marketplace resulted in increasing bargaining power by the consumers of our solutions, we might need to lower the prices we charge for the solutions we offer. This could result in lower revenue or reduced profit margins, either of which may materially adversely affect our business and operating results.

We face intense competition and could face pricing pressure from, and lose market share to our competitors, which would adversely affect our business, financial condition, and results of operations.

Many of our current and potential competitors are larger and may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with substantial experience in the DI industry or greater financial resources than we possess, will seek to provide solutions that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.
We believe our ability to compete successfully in delivering DI at significantly reduced cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our customers’ needs and the frequency and availability of our offerings.

Table of Content
If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.
If our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality.

Once purchased, our solutions are operated by our customers, and if our customers do not use the platform correctly or as intended, inadequate performance or outcomes may result. Our solutions are sometimes used by customers with smaller or less sophisticated IT departments, and professional practitioners, potentially resulting in such platform performing at a lower level than anticipated by the customer. Our customers rely on our solutions to address important goals and challenges, and so the incorrect or improper use or configuration of our solutions may result in contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us.
Furthermore, if customer personnel are not well trained in the use of our platform, customers may defer the deployment of our platform and solutions, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of Cellebrite or customer personnel responsible for procurement and/or use of our platform, our platform may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

Our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations.

We believe that our brand and reputation are critical to driving our business. Building our brand will depend largely on our ability to continue to provide top-tier service, including high quality valued solutions, and appropriate price points, which we may not do successfully. Negative reviews or publicity about our solutions, services, deliverables, or customer support, especially on media outlets, could harm our reputation and diminish our ability to make additional sales, which would adversely affect our business, financial condition, and results of operations.

The estimates of market opportunity and forecasts of market growth and financial results publicized in connection with the Merger may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
In connection with the Merger, we published certain market estimates and projected financial information (including revenue, gross profit, Adjusted EBITDA and net income), which reflected management’s judgments, estimates and assumptions with respect to our business, as well as general industry, economic, regulatory, market and financial conditions. The financial projections were not initially prepared with a view toward public disclosure, but were made available during the course of the merger process and disclosure in our registration statement on Form F-4 filed with the SEC in connection with the Merger. We may also provide publicly from time to time other projections relating to operational or financial performance.
Due to the multiple and complex drivers of technological change, and the diversified nature and global scope of the investigative customer base, it is difficult to estimate the size of our market and predict with certainty the rate at which the market for our solutions will grow, if at all, as well as to predict financial results for future periods. While our market potential and financial results estimates in our registration statement on Form F-4 were made in good faith and based on assumptions and underlying

Table of Content
estimates we believe to be reasonable, these estimates may not be accurate and the market potential might not materialize. If our estimate of the future size of our addressable market does not materialize, our future growth may be lower than anticipated, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes to our packaging and licensing models could adversely affect our ability to attract or retain customers.

As we expand our offerings, we will face additional competition. For example, in the DI market, there are numerous brands and solutions that compete for sales, with competition based upon brand recognition and loyalty, product packaging, quality and innovation, licensing models, price and convenience. Hence, changes in our image, packaging and licensing models that are done for marketing and branding purposes could have a negative impact on our customers’ preference for us, which could adversely affect our ability to attract or retain customers.

If we fail to manage future growth effectively, our business could be harmed.

For the last several years, we have experienced rapid growth. For example, our revenue has grown from $111 million in 2017 to $246 million in 2021, and our headcount has increased from 475 employees as of December 31, 2017 to 898 employees as of December 31, 2021. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our solutions with a broader base of government and commercial customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating a rapidly growing employee base in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations and deployments. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. As our organization continues to grow, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid a formal corporate structure. This could negatively affect our business performance or ability to hire or retain personnel in the near or long-term.
In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We may encounter risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, financial condition, and results of operations would be harmed.

Table of Content
Our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results.

To remain competitive, we must continue to develop new offerings, as well as features and enhancements to our existing platform. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high turnover of our product and development personnel, a lack of management ability to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new offerings, developments and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. Our failure to do so could materially adversely affect our business.

We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared to other businesses.

We do not sell our solutions to new customers over the Internet. While customers can initiate contact with us using our website, the ultimate purchase in most cases is not made through our website and is made only after an interactive discussion of the customer’s needs. For example, for customers in the private sector considering purchasing our Collect & Review solutions, such as UFED and Mobile Elite, we initiate the appropriate “know your customer” procedures which requires every private sector customer to complete a ‘Know Your Customer’ questionnaire which is then reviewed and approved by the Company’s compliance officer. In addition to the questionnaire, the Company’s compliance team performs an online vetting process to identify concerns with potential private sector’s customers. If no concerns are identified, the compliance team approves the vetting process, and ensures that all the reports and questionnaires are uploaded to the customer’s account for future monitoring. As a result, the purchase process can be lengthy compared to many e-commerce transactions, and it is possible that the length of the process may discourage some customers from completing the transaction with us rather than a competitor which offers online sales.
Our e-commerce system is available only for customers who have a valid license to use our solutions. Those customers may purchase selective solutions, renew existing license and purchase vouchers for our services, subject to the Company’s commercial guidelines. Our vouchers may only be used by customers who have a valid license to use our solutions, meaning that some interaction with us is generally required in order for the vouchers to be used. Our existing customers can renew their software and utilize vouchers for Cellebrite’s Advanced Services by utilizing our customers’ portal on the Internet. Customer training can be purchased online by existing customers and potential customers. See “—Risks Related to Our Business and Industry—The sales cycle for some of our solutions can be lengthy.”

Issues in the use of artificial intelligence (“AI”) (including machine learning) in our platform may result in reputational harm or liability.

AI is enabled by or integrated into our platform. For example, our Cellebrite Pathfinder solution, our principal investigative analytics tool, uses AI to allow customers to create unique search categories for reviewing video and image evidence. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices

Table of Content
by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, for example, due to unintentional basis that may stem from the predictive nature of AI algorithms. Though our business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
As of December 31, 2021, we had cash and cash equivalents of $145.9 million and short-term deposits of $35.6 million. We will receive up to an aggregate amount of $341 million from the exercise of shares underlying Warrants registered for resale on our resale registration statement on Form F-1. We expect to meet our ongoing liquidity needs for at least the current year. However, we might require substantial additional financing in order to execute our inorganic growth strategy . Such financing might not be available on commercially reasonable terms, if at all. In particular, our ability to obtain financing for growth may depend in part on our ability to first enter into customer agreements sufficient to demonstrate such growth. If we are unable to obtain such financing, or secure sufficient customer agreements, on commercially reasonable terms, or at all, we will not be able to execute our growth strategy.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect your rights as a holder of Ordinary Shares or Warrants. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources.
If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or solutions, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our commercialization, research and development efforts or grant rights to third parties to market and/or develop solutions that we would otherwise prefer to market and develop ourselves.

Higher costs or unavailability of materials used to create hardware could adversely affect our financial results.

We depend on certain suppliers for the delivery of components used in the assembly of our hardware products. In particular, we use specialized adapters which connect to phones and computers being examined . If we become unable to obtain any components necessary for our hardware products, we

Table of Content
may struggle to fulfill contracts and acquire new customers. We keep up to eighteen months of inventory on hand for long lead-time components to mitigate this risk, which we believe would give us enough time to resolve any shortage due to an issue with a particular supplier, but it might not be enough time to resolve a shortage that stems from resource scarcity. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition. International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. federal government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Additionally, if we experience an unpredicted increase in customer demand, we might not be able to acquire enough materials to meet that demand in a timely manner.

Fluctuations in foreign currency exchange rates could materially affect our financial results.

Our financial statements are presented in U.S. dollars. For current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of our solutions in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.
For non-U.S. dollar denominated sales, weakening of foreign currencies relative to the U.S. dollar generally leads us to raise international pricing, potentially reducing demand for our solutions. Should we decide not to raise local prices to fully offset the U.S. dollar’s strengthening, the U.S. dollar value of our foreign currency denominated sales and earnings would be adversely affected. Fluctuations in foreign currency could result in a change in the U.S. dollar value of our foreign denominated assets and liabilities including accounts receivable. Therefore, the U.S. dollar equivalent collected on a given sale could be less than the amount invoiced causing the sale to be less profitable than contemplated.
We also import selected components which are used in the manufacturing of some of our hardware products. Although our purchase orders are generally in U.S. dollars, weakness in the U.S. dollar could lead to price increases for the components.
Approximately 40% of our expenses, primarily payroll and rent, are paid in Israeli new shekels (ILS). The U.S. dollar has generally weakened compared to the ILS over the last several years, which could have an adverse impact on our expenses and profitability. Although we take steps to hedge our foreign currency exposures related to our ILS expenses, there is no assurance that our hedging strategy will be successful.

The sales cycle for some of our solutions can be lengthy.

Most of our sales transactions involve a short sales cycle; however, larger transactions often involve a longer sales cycle and may require, for example, discussions about budget and which potential solution is most suitable to the customer. The larger the sale, the longer these consultations tend to last. If our sales efforts to a potential customer do not result in sufficient revenue to justify our time and investments, our business, financial condition and results of operations could be adversely affected. We are currently expanding our sales of the DI Platform to customers, and so the impact of these longer sales cycles could become more significant over time.Because of the long approval process that typically

Table of Content
accompanies strategic initiatives or capital expenditures by companies, our sales process may be delayed, with little or no control over any delays encountered by us.

If we are unable to retain qualified personnel and senior management, including Yossi Carmil, our Chief Executive Officer, and hire and retain additional qualified personnel, our business could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the skills of Yossi Carmil, our Chief Executive Officer. Mr. Carmil has served as our Chief Executive Officer for seventeen years, and has been integral to our growth over this period. We believe that Mr. Carmil’s management experience would be difficult to replace. All of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.
Our success also depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our customers, including our ability to transition personnel to new assignments on a timely basis. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business could suffer.
We face intense competition for qualified personnel, especially personnel in research and development. Moreover, the COVID-19 pandemic has also caused a shift to virtual recruiting, which has increased the difficulty in timely attracting new employees, integrating and introducing them into our corporate culture and retaining them for the longer term. Larger companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. Further, many of the companies with which we compete for qualified personnel have greater resources than we have. We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.

Furthermore, retention is an industry-wide issue given the competitive technology labor market and as the millennial workforce continues to value multiple company experience over long tenure. Despite the COVID-19 pandemic, there is a limited pool of qualified personnel and at, present, such personnel are in short supply. For example, over the past fiscal year we have experienced an increase in competition for recruiting qualified research and development teams and engineers in Israel where we have a substantial presence and need for skilled employees. Furthermore, if we experience high turnover of our research and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our research and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. A failure to continue offering the same caliber of solutions and to effectively meet our customers’ needs due to a loss of key personnel could therefore adversely affect our business and results of operations.

Certain of our key employees participate in a share option plan and receive options to purchase Ordinary Shares. If there is volatility in the trading price of Ordinary Shares, this may also affect our ability to attract and retain qualified personnel. Personnel may be more likely to leave us if the Ordinary Shares they own have significantly depreciated in value relative to the original purchase price of these

Table of Content
shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the trading price. In addition, some of our personnel may receive significant proceeds from sales of Ordinary Shares in the public markets, which may reduce their motivation to continue to work for us. Any of these factors could harm our business, financial condition, and results of operations.

The security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers.

We have established practices and procedures intended to protect the security, integrity, availability and confidentiality of our systems and the integrity of our software solutions. However, there can be no assurance that such measures will prevent all malicious activities, including deliberate insertion of exploitative code, malware or cyberattacks, or inadvertent disclosures (including of personal or confidential business information) or unauthorized access, from impacting our system and information. We monitor new technological developments and new threats, and consistently update our software as needed to enhance its security. We may experience breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. As the techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although to date, malicious activities directed at us have not had a material impact on our business nor, to our knowledge, have they impacted the integrity of the data that our solutions extract from devices, future malicious activities could compromise our solutions and cause us to incur liabilities that may have a material adverse impact on our reputation and business. While we maintain insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with incidents that may occur in the future.

Cellebrite may be materially adversely affected by negative publicity related to its business and use of its products.
From time to time, political and public sentiment could result in a significant amount of adverse press coverage and other adverse public statements affecting Cellebrite for the reasons described elsewhere in this section. For example, our main Manage solution, Guardian, which utilizes a Cloud/SaaS delivery model may face negative public or political sentiment because of perceived data security concerns. Moreover, adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Cellebrite’s businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on Cellebrite’s reputation, on the morale and performance of our employees and on our relationships with regulators. It may also have an adverse impact on our ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on our businesses, financial condition and results of operations.

Table of Content
Risks Related to the Businesses of Cellebrite’s Customers

Our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties.
We generate revenue from contracts with federal, state, provincial and local governments of several countries, and these government customers may terminate most of these contracts at any time, without cause. There is increased pressure on some governments and their agencies, both domestically and internationally, to reduce spending. Further, the U.S. federal government contracts are subject to the approval of appropriations made by the U.S. Congress to fund the expenditures under these contracts. Similarly, our contracts with U.S. state and local governments, Canadian federal, provincial and local governments and other foreign governments and their agencies are generally subject to government funding authorizations. Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

A decline in government budgets, changes in spending or budgetary priorities, or delays in contract awards may significantly and adversely affect our future revenue and limit our growth prospects.

We generated approximately 90% of our revenue in 2019, 2020 and 2021 from contracts with governments and government agencies, and our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these government clients may terminate most of these contracts at any time, without cause and face increased pressure to reduce spending see “— Risks Related to Our Business and Industry —.” We are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.” Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. We face these risks in every country in which we operate.
Revenues from the U.S. federal government customers comprised of 20% of our total revenue in 2021. When the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. federal government to continue to operate consistent with funding levels from the prior year’s appropriated amounts, but do not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our business, financial condition, and results of operations. If appropriations or continuing resolutions for the U.S. federal government departments and agencies with which we work or have prospective business are not made by September 30 (the last day of the federal fiscal year) of any given year, the lapse in appropriations may also have negative impacts on our ability to continue work and to recognize revenue from those customers, for so long as the lapse continues.
The U.S. federal government may also shift spending away from one or more of the federal agencies from which we derive much of our revenue, such as Immigration and Customs Enforcement, for budgetary or political reasons. A significant decline in overall U.S. federal government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular law

Table of Content
enforcement-related programs, or significant budget-related delays in contract or task order awards for large programs could adversely affect our future revenue and limit our growth prospects.

Evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business.

A significant majority of our customers are in the public sector. The procurement process for government agencies can be more challenging than contracting in the private sector and can impose additional costs and complicate sales efforts. Further, changes in the political landscape or required procurement procedures that affect our target customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods, or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our solutions. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base. In addition, the majority of our government contracts include the right for government agencies to delay, curtail, renegotiate or terminate contracts and subcontracts at their convenience any time prior to their completion. Any decision by a government customer to exercise any of these rights in our contracts may result in a decline in our profits and revenue.

Changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions.

Many of our law enforcement customers in the United States use funds seized through civil forfeiture proceedings to fund the purchase of our solutions. State civil forfeiture statutes permit state governments to seize property with limited judicial oversight, often based on a preponderance of the evidence that the property was connected to criminal activity even if the owner of the property is not subject to criminal charges. A one-justice U.S. Supreme Court opinion in March 2017 sharply criticized civil forfeiture as possibly violating the due process clause of the U.S. Constitution, although the U.S. Supreme Court in that instance declined to hear the case on procedural grounds. An adverse U.S. Supreme Court decision or changes in state legislation could impact our customers’ ability to seize funds or use seized funds to fund purchases. Changes in civil forfeiture statutes or regulations are outside of our control and could limit the amount of funds available to our customers, which could adversely affect the sale of our solutions.

Our revenue from private sector customers could be adversely affected by any weakening of economic conditions.

Our private sector customers may be more susceptible to weakening economic conditions than our public sector customers. Certain economies have experienced periods of downturn as a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control. Recently, COVID-19 has raised

Table of Content
additional concerns regarding economic uncertainties. Moreover, any instability in the global economy affects countries in different ways, at different times and with varying severity, which makes the impact to our business complex and unpredictable. During such downturns, many customers may delay or reduce technology purchases. Contract negotiations may become more protracted or conditions could result in reductions in the sales of our software, hardware and solutions, longer sales cycles, pressure on our margins, difficulties in collection of accounts receivable or delayed payments, increased default risks associated with our accounts receivables, slower adoption of new technologies and increased price competition. In addition, deterioration of the global credit markets could adversely impact our ability to complete licensing transactions and services transactions, including maintenance and support renewals. Any of these events, as well as a general weakening of, or declining corporate confidence in, the global economy, or a curtailment in corporate spending could delay or decrease our revenue and therefore have a material adverse effect on our business, operating results and financial condition. For more information regarding the impact of COVID-19 on our business and global economic conditions, see “— Risks Related to Our Business and Industry — The ongoing global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations.”

Risks Related to Cellebrite’s Intellectual Property

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to maintain, protect, enforce and defend our intellectual property and other proprietary rights. We rely upon a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our platform or solutions are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Israel or the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. The violation of our end-user license agreement by transferring or allowing the use of our proprietary information or technology without a license may pose additional risks.
In addition, we may be the subject of intellectual property infringement or misappropriation claims, which could be very time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages if we are found to have infringed patents, copyrights, trademarks, or other intellectual property rights, or breached trademark co-existence agreements or other intellectual property licenses and could require us to cease using or to rebrand all or portions of our platform.
Any of our intellectual property rights may be challenged, narrowed, invalidated, held unenforceable, or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us meaningful competitive advantages. Such

Table of Content
proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.
While we currently have no outstanding patents, we may in the future determine that we require patents in order to protect our software and processes, and we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.
Third parties may legitimately and independently develop products, services, and technology similar to or duplicative of our platform. In addition to protection under intellectual property laws, we rely on confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights.

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Although we take steps designed to secure our IT infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks. We carry data protection liability insurance against cyber-attacks, with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and resulting disruption of our operations.

Because we have historically been targeted by cyberattacks and may continue to be an attractive target for cyberattacks, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. We carry data protection liability insurance against cyber attacks, with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and resulting disruption of our operations. Moreover, we spend significant resources to monitor and protect our intellectual property and other proprietary rights from cyberattacks and potential infringement, and in the future we may conclude that in at least some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We may initiate claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such

Table of Content
litigation, whether or not it is resolved in our favor, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems.

We utilize open source software in the development and application of our software solutions, and we will use open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, utilizing open source software, and that we license such modifications or derivative works under the terms of the particular open source license. We may face claims from third parties claiming ownership of, or demanding the release or license of, the open source software or derivative works that we developed from such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated software unless and until we can re-engineer it to avoid infringement. We also may be required to re-engineer solutions if the license terms for incorporated open source software change. The re-engineering process of some or all of our software could require significant additional research and development resources, and we may not be able to complete it successfully. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. These risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, results of operations, and financial conditions.

Other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits.

Claims of infringement (including misappropriation and/or other intellectual property violation) are common in the software industry and increasing as related legal protections, including copyrights and patents, are applied to software solutions. Although most of our technology is proprietary in nature, we do include certain third party and open source software in our software solutions. In the case of third party software, we believe this software is licensed from the entity holding the intellectual property rights. While we believe that we have secured proper licenses for all material third-party intellectual property that is integrated into our solutions in a manner that requires a license, third parties have and may

Table of Content
continue to assert infringement claims against us in the future, including the sometimes aggressive and opportunistic actions of non-practicing entities whose business model is to obtain patent-licensing revenue from operating companies such as us. Any such assertion, regardless of merit, may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on commercially reasonable terms. In addition, as we continue to develop software solutions and expand our portfolio using new technology and innovation, our exposure to threats of infringement may increase. Any infringement claims and related litigation could be time-consuming, expensive to settle or litigate, disruptive to our ability to generate revenue or enter into new market opportunities, could divert our management’s attention and other resources, and may result in significant liability for damages if we are found to have infringed third party rights, and/or significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework or rebrand our solutions to avoid infringement of third party rights. Typically, our agreements with our partners and customers contain provisions which require us to indemnify them for damages sustained by them as a result of any infringement claims involving our solutions. Any of the foregoing infringement claims and related litigation could have a significant adverse impact on our business and operating results as well as our ability to generate future revenue and profits.

Risks Related to Data Privacy and Human Rights
Certain of our solutions may be perceived as, or determined by the courts to be, a violation of privacy rights and related laws. Any such perception or determination could adversely affect our revenue and results of operations.

Because of the nature of certain of our solutions, including those used for digital investigations, the general public could perceive that the deployment of our solutions may result in violations of individual privacy rights. In addition, certain courts or regulatory authorities could determine that the use of our software solutions is a violation of privacy laws. Any such determination or perception by potential customers, the general public, government entities or the judicial system could harm our reputation and adversely affect our revenue and results of operations. We are dedicating substantial resources to mitigate these risks by complying with applicable laws and requiring all licensees to comply with applicable laws and to refrain from violation of privacy rights, but we have been advised that even if we have no access to the data stored on a customer’s devices, we may still be held liable for manner in which the customer uses such data, including if the customer uses the data in a way that is a violation of privacy rights or related laws or our End User License Agreement (“EULA”).

Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.

We strive to sell our solutions to customers who will use them in a lawful and ethical manner. See “— We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.” For example, all users are required to confirm, before activation, that they will only use the system for lawful uses, but Cellebrite cannot verify that this undertaking is accurate. Further, some of our government customers may use our solutions in a manner that is incompatible with, or perceived to be incompatible with, human rights without our knowledge or permission. For example, in August 2020, a group of 61 petitioners, including a number of human rights activists, filed a petition before the District Court in Tel Aviv against various Israeli government entities

Table of Content
and Cellebrite. The petition asked the District Court to exercise its power under the Defense Export Control Law to stop the exportation of our UFED solution to police forces in Hong Kong. Activists alleged that UFED was being used against pro-democracy protestors in Hong Kong and that this was resulting in human rights abuses. We have since stopped operating in China and Hong Kong and have proactively stopped selling to Russia, but this petition as well as petitions relating to Russia and Bangladesh and the corresponding media coverage may have negatively impacted our reputation. Our end user license agreements prohibit customers from using our products in a manner that violates applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party, and require our customers to indemnify us for losses that we suffer due to their actions; however, we cannot provide any assurance that we will not be subject to claims from third parties alleging that their rights were infringed. In the future, other allegations of misuse by our customers may damage our reputation, even if we took no part in the misuse or take immediate action to sever ties with such customers.

We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.

We generally do not enter into business with customers whose positions or actions we consider inconsistent with our mission to support law enforcement acting in a legal manner. We pursue only those customers who we believe will act lawfully and not in a manner incompatible with privacy rights or human rights. For example, we have chosen not to do business in Bangladesh, Belarus, China, Hong Kong, Macau, Russia and Venezuela partially due to concerns regarding human rights and data security, and we may in the future decide not to do business in other countries or with other potential customers for similar reasons.
A portion of our solutions are delivered to customers on-premise, as some of our customers require the hosting of their proprietary data within their own organization, and are operated by our customers without our involvement other than with respect to troubleshooting and support from time to time. As a result, we rely on a range of information sources, and largely depend on media and other reports, to learn if our products are being used inconsistent with our organizational mission and values. Third party reports may be incomplete, unreliable or unavailable. In addition, a determination as to whether our products are being misused may involve subjective determinations or being the subject of differing opinions. The Company has an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is comprised of approximately eight industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.
The license to use our products prohibits customers from using our solutions in violation of applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of the software, among other things, if it is used in violation of the license. A determination regarding whether a breach of our license will result in termination or other corrective action involves judgment and depends on the facts and circumstances of each case.
We cannot be sure that the foregoing safeguards will be sufficient to identify misuse of our products or prevent any such misuse. Our decisions not to do business with these countries may alter our expectations surrounding our long-term financial benefits and results, which may harm our growth prospects, business, and results of operations. Although we endeavor to do business with customers and

Table of Content
governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

We occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

We do not generally store customer data nor have access to the data processed by customers using our solutions. Nevertheless, our service operators occasionally have brief and limited access to data, including personally identifiable information (“PII”), when they receive calls for technical support. When a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases the customer may share the data with the technical support for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, we may have access to customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. Any actual or perceived unauthorized access, use, disclosure or modification to this data, could result in our solutions being viewed as less secure, which could lead to liability and a significant adverse effect on our reputation and operating results.

Risks Related to Legal Compliance and Regulatory Matters
Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support. In addition, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. In both of those situations, we do not access or view customer data, maintain such data securely with limited access, and delete all such data following the confirmation that the data has been received by the customer. As a result, for the purposes of the European General Data Protection Regulation (“GDPR”) and the UK equivalent legislation, we are not considered to be a controller and serve as a processor in a number of circumstances, within the meaning of those terms.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information, including:
•GDPR took effect in May 2018 and applies to many of our products and services that provide service in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EU. We are required to comply with the GDPR and,

Table of Content
following the exit of the United Kingdom (“UK”) from the European Union (“EU”), the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. In 2016, the EU and the U.S. agreed to an alternative transfer framework for data transferred from the EU to the United States called the Privacy Shield Framework. However, in 2020, the EU’s Court of Justice invalidated the use of this framework moving forward. The court ruled that the framework did not ensure an adequate level of protection for data transferred from the EU to the United States. Notably, there are alternative legal mechanisms available that allow the compliant transfer of data from the EU to the United States, however, they may also be challenged by national regulators or private parties. Non-compliance with the GDPR and the UK legislation equivalent may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.
•The California Consumer Privacy Act, or the CCPA, went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of the sale of personal information, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. The effects of the CCPA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data and establishes a regulatory agency dedicated to enforcing those requirements. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.
Certain other state laws in the United States impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), creating the second truly comprehensive U.S. state privacy law, which will take effect on January 1, 2023 (the same day as CPRA takes effect). Further, there currently are also a number of proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of states considering consumer protection laws similar to the CCPA and VCDPA. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. These developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers from other countries to Israel. As data protection regulators issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Table of Content
These existing and proposed laws and regulations can be costly to comply with and can make our platform solutions less effective or valuable, delay or impede the development of new solutions, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our platform to comply with U.S., EU, UK or other foreign laws, regulations, directives, policies, industry standards, or legal obligations relating to privacy, data protection, or information security, or any security incident that results in loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data or information may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business, reputation and results of operations.

We may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations.

From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. We may also become subject to claims, lawsuits, proceedings and inquiries which could involve labor and employment disputes, discrimination and harassment allegations, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, or defamation, data privacy rights, antitrust concerns, common law fraud, government regulation, compliance, alleged federal and state securities and “blue sky” law violations or other investor related questions. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our shareholders, could involve breach of fiduciary duty, breach of duty of loyalty, failure of oversight, corporate waste claims, and other matters. One of our shareholders, with respect to whom we are currently engaged in litigation as described in the notes to our consolidated financial statements, has threatened to bring various of these claims. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief. In addition, over the last several years, lawsuits have been filed against cyber-related companies by large multinationals that claim that their terms of use have been violated and breached by the activities of the cyber companies. While we are not a cyber company, such a risk could potentially also apply to us and our solutions.
The number and significance of our legal disputes and inquiries may increase as we continue to grow larger, as our business has expanded in customer count and geographic reach, and as our platform solutions have become more complex. Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing the terms of our contracts through litigation. Litigation or other proceedings can be expensive and time consuming and can divert our resources and leadership’s attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our platform or business practices, and accordingly, our business, financial condition, or results of operations could be materially and adversely affected. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public

Table of Content
perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.
We have taken steps to mitigate the impact of any potential legal disputes, but the steps we have taken may not be enough to prevent damage to our reputation and financial results. Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty for our software and hardware solutions in our end-user license agreements (“EULAs”). In the event that there is a failure of warranties in such agreements, we are generally obligated to correct the product to conform to the warranty provision as set forth in the applicable EULA, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service. The sale and support of our solutions also entail the risk of product liability claims. We maintain errors and omissions insurance to protect against certain claims associated with the use of our solutions, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

We are subject to Israeli encryption laws and governmental trade controls, including export and regulations, and any noncompliance with these laws could negatively impact our operating results.

The export of our solutions is subject to Israeli encryption control laws. Our export license under the Israeli encryption control regime prohibits us from exporting of our products to customers in certain countries and require us to obtain the consent of the Ministry of Defense to export to customers in certain other countries. Our failure to comply with these requirements could subject us to financial and other penalties, and harm our reputation.
Although Israel is not a party to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies (the “Wassenaar Arrangement”), it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, cryptography that is subject to Israeli encryption laws is not regulated under the Israeli export control regime, even if its capabilities would otherwise place it within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. If our solutions do become subject to the Wassenaar Arrangement dual use list as adopted by Israel, then they likely will be controlled under either the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. The application of these requirements to us could subject us to different licensing requirements and may require us to adapt our marketing and export practices to accommodate this change. This development could adversely impact our ability to sell our products.
In addition, various other countries regulate the import of certain encryption solutions and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries. Any new export restrictions, new import restrictions, new legislation, changes in economic sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our platform by existing customers with non-U.S. operations, declining adoption of our platform by new customers with non-U.S. operations, limitation of our expansion into new markets, and decreased revenue.

Table of Content
Our activities may be subject to certain economic sanctions laws including the laws of the Israel and the United States. We have adopted policies and procedures to restrict sales to countries subject to comprehensive U.S. and Israeli sanctions and to designated entities and individuals. Our solutions and technologies could be exported to these sanctioned targets by our resellers despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.
Differing regulatory and legal requirements and the possible enactment of additional regulations or restrictions on the use, import, or re-export of our platforms or the provision of services, could delay, restrict, or prevent the sale or use of our platform and solutions in some jurisdictions. If we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, shipping partners, or contractors, fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if we fail to secure such contractual commitments where necessary, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties.
These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Although we take precautions to prevent our software from being provided in violation of such laws, the software could be provided inadvertently in violation of such laws, despite the precautions we take. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Our largest shareholder, SUNCORPORATION, is a Japanese public company and currently a holder of 50.7% of Cellebrite’s outstanding shares.

As of December 31, 2021 SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 50.7% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:
•the election of our board of directors;
•amendments to our articles of association; and
•our ability to enter into a change of control transaction.
SUNCORPORATION’s decisions as to how it votes its Ordinary Shares may be contrary to your expectations or preferences. The influence exerted by SUNCORPORATION may limit your ability as an investor to influence corporate matters and could also discourage other companies from pursuing any potential merger, takeover, or other change of control transactions with us. Further,

Table of Content
SUNCORPORATION is a controlling shareholder and controls elections to our board of directors and, therefore, our general corporate activities.

A variety of new and existing laws and/or interpretations could materially and adversely affect our business.

We are subject to a variety of laws and regulations in Israel and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, consumer protection, telecommunications, product liability, taxation, labor and employment, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new solutions, expansion of our business to certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in Israel or the United States. These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. New laws and regulations (or new interpretations of existing laws and regulations) may require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. The costs of compliance with these laws and regulation are high and are likely to increase in the future. Additionally, these laws and regulations, or any associated inquiries or investigations or other government actions, may delay or impede the development of new solutions, result in negative publicity, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

As a government contractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived non-compliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our platform and solutions to our government customers. Further, regulatory requirements imposed by foreign governments may be more stringent and non-compliance may subject us to investigations, proceedings, sanctions, or other consequences. These consequences remain uncertain because of the dynamic nature of governmental action and responses. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

Table of Content

Risks Relating to Cellebrite’s Incorporation and Location in Israel
Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members, operate from our offices that are located in Israel. In addition, a number of our officers and directors are residents of Israel and we have a small assembly facility in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with terrorist and military groups. Further certain countries have threatened Israel and may be developing nuclear weapons. In recent years, some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and potentially negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict and/or national civil emergencies, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.
It may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts.
Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Most of the experts named in this Annual Report are also not residents of the United States. Service of process upon us or our non-U.S. resident directors and officers, and the experts named in this Annual Report, and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers or such experts may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court

Table of Content
agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, typically through an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered outside of Israel against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.
Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of Ordinary Shares are governed by our amended and restated articles of association (the “Amended Articles”) and the Israeli Companies Law (the “Companies Law). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on one of the following: (i) amendments to a company’s articles of association, (ii) increases in a company’s authorized share capital, (iii) mergers and (iv) certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power according to the Amended Articles to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company according to the Amended Articles, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.
Provisions in the Amended Articles may have the effect of discouraging lawsuits against us and our directors and officers.

Under the Amended Articles, the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of Cellebrite, (ii) any action asserting a claim of breach of fiduciary duty or a claim of breach of the duty of loyalty owed by any of Cellebrite’s directors, officers or other employees or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Additionally, unless Cellebrite consents in writing to the selection of an alternative forum, the U.S. federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) against us or any of our directors, officers, other employees or agents. Section 22 of the Securities Act, however, creates concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings.

Table of Content
While Delaware and certain U.S. courts have determined that such exclusive forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, notwithstanding the foregoing, the Amended Articles provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
These exclusive forum provisions may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.
Risks Relating to an Investment in our Securities
Future resales of the Ordinary Shares issued in connection with the Business Combination may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well.

In connection with the Business Combination, each of Cellebrite, TWC and certain Cellebrite shareholders entered into the Sponsor Support Agreement, which contains a lock-up on the resale of certain Ordinary Shares by TWC’s sponsor, TWC Tech Holdings II, LLC (the “Sponsor”), as well as these other parties. Additionally, our Amended Articles contain various lock-ups lock-ups on the resale of Ordinary Shares held by Company shareholders.
Concurrently with the Closing, the Sponsor entered into the Investor Rights Agreement, which provided the Sponsor and the other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by Cellebrite. See the section of this Annual Report titled “Part I, Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Amended Articles of Association Lock-up.” In accordance with this and certain obligations relating to the PIPE Investment, we filed a registration statement on Form F-1 for the resale of 171,729,210 Ordinary Shares, 9,666,667 Warrants and 29,666,667 Ordinary Shares underlying Warrants, which went effective on October 6, 2021.
We have also historically used, and continue to use, our Ordinary Shares as a means of both rewarding our employees, non-employee directors, and consultants and aligning their interests with those of our shareholders. As of December 31, 2021, 27,531,421 Ordinary Shares were subject to outstanding awards (consisting of outstanding options to purchase 25,487,897 Ordinary Shares and 2,043,524 Ordinary Shares underlying unvested restricted share units (“RSUs”)) granted to to our affiliates’ respective employees, non-employee directors, consultants and former employees under our equity incentive plans, and 1,871,687 Ordinary Shares were available for grant under our equity incentive plans or for future purchase under our 2021 Employee Share Purchase Plan (“ESPP”), subject to increase under the evergreens terms of certain of those plans. All of the underlying Ordinary Shares are registered on Form S-8 for immediate sale or resale. Thus, Ordinary Shares granted or issued under our equity incentive plans will, subject to vesting provisions, lock-up restrictions, and applicable Rule 144 volume limitations, be available for sale in the open market immediately upon registration.
Upon expiration of the applicable lock-up period, in a registered offering of securities pursuant to the Securities Act (including via the registration statement on Form S-8) or otherwise in accordance with

Table of Content
Rule 144 under the Securities Act, the Cellebrite employees and other shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Ordinary Shares or putting significant downward pressure on the price of the Ordinary Shares. Further, sales of Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of the Ordinary Shares, which could increase the potential for short sales.
We cannot predict the size of future issuances of Ordinary Shares or the effect, if any, that future issuances and sales of Ordinary Shares will have on the market price of the Ordinary Shares. Sales of substantial amounts of Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Ordinary Shares.

As a “foreign private issuer” under applicable securities laws and regulations, Cellebrite is permitted to, and may, file less or different information with the U.S. Securities and Exchange Commission (the “SEC”) than a company incorporated in the United States, and will follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Cellebrite is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. Moreover, Cellebrite is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act, and is not subject to the rules prescribing the furnishing and content of proxy statements (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). Cellebrite is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Cellebrite’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the related rules under the Exchange Act with respect to their purchases and sales of Cellebrite’s equity securities. Accordingly, if you own Cellebrite’s securities, you may receive less or different information about Cellebrite than that you would receive about a U.S. issuer.
In addition, as a “foreign private issuer” whose securities are listed on Nasdaq, Cellebrite is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A “foreign private issuer” must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. Cellebrite currently intends to follow the corporate governance requirements of Nasdaq. However, Cellebrite cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Cellebrite to follow its home country practice. Unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require Cellebrite to (i) have a majority of its board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present. Such Israeli home country practices may afford less protection to holders of Cellebrite securities.
Cellebrite currently relies on this “foreign private issuer exemption” only with respect to the quorum requirement for shareholder meetings and the requirement regarding distribution of annual and

Table of Content
interim reports. For more information, see “Part II, Item 16G. Corporate Governance.” Cellebrite otherwise complies with and intends to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. In addition, with respect to SEC rules, Cellebrite expects to issue interim quarterly financial information publicly and to furnish them to the SEC under cover of Form 6-K. Cellebrite may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules.
Cellebrite could lose its status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of Cellebrite’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of Cellebrite’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Cellebrite’s assets are located in the United States; or (iii) Cellebrite’s business is administered principally in the United States. If Cellebrite loses its status as a “foreign private issuer” in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Cellebrite would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Cellebrite’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Cellebrite is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our securities may be less attractive to investors.

Cellebrite is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Cellebrite cannot predict if investors will find its securities less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to private companies and, to the extent that Cellebrite ceases to be a foreign private issuer, reduced disclosure obligations regarding executive compensation. If some investors find Ordinary Shares or Warrants less attractive as a result, there may be a less active trading market and the trading prices of such securities may be more volatile. Cellebrite may take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Cellebrite will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last day of the second fiscal quarter of such fiscal year, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Risks Related to Ownership of the Ordinary Shares

Our share price has been and will likely continue to be volatile, and you may lose all or part of your investment.

Cellebrite shareholders have sold and may continue to sell their shares in the public market. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares. For more information, see “Risks Relating to an Investment in

Table of Content
our Securities— Future resales of the Ordinary Shares issued in connection with the Business Combination may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well.”

Our share price may also be volatile for other reasons, including:

•announcements by us or our competitors regarding, among other things, strategic changes, new products, product enhancements or technological advances, acquisitions, major transactions, significant litigation or regulatory matters, stock repurchases, or management changes;

•press or analyst publications, including with respect to changes in recommendations or earnings estimates or growth rates by financial analysts, changes in investors’ or analysts’ valuation measures for our securities, our credit ratings, our security solutions and customers, speculation regarding strategy or mergers and acquisitions (“M&A”), or market trends unrelated to our performance;

•stock sales by us or our directors, officers, or other significant holders, or stock repurchases by us; and

•hedging or arbitrage trading activity by third parties.

•actual or anticipated fluctuations in our results of operations;

•market conditions in our industry and changes in the estimation of the future growth and size of our markets;

•real or perceived future dilution risk;

•the trading volume of our ordinary shares; and

•general economic and market conditions, including with respect to COVID-19.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such lawsuits could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

The U.S. Internal Revenue Service (“IRS”) may not agree that Cellebrite should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Cellebrite is incorporated and tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes

Table of Content
pursuant to Section 7874 (“Section 7874”) of the Internal Revenue Code of 1986, as amended (the “Code”). For U.S. federal income tax purposes, a corporation is generally considered a U.S. ”domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Cellebrite is an entity incorporated and tax resident in Israel, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
As more fully described in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Cellebrite — Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes”, based on the terms of the Merger and the rules for determining share ownership under Section 7874 and the Section 7874 Regulations, Cellebrite is not intended to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 after the Merger. However, the application of Section 7874 is complex, is subject to detailed regulations (the application of which is uncertain in various respects, could be impacted by changes in such U.S. Treasury regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, potential application of Section 7874 is inherently uncertain and there can be no assurance that the IRS will not challenge the status of Cellebrite as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court.
If the IRS were to successfully challenge Cellebrite’s status as a foreign corporation for U.S. federal income tax purposes under Section 7874, Cellebrite and certain Cellebrite shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Cellebrite and future withholding taxes on certain Cellebrite shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of Ordinary Shares and Warrants would be treated as holders of stock and warrants of a U.S. corporation.
See “Part I, Item 10. Additional Information—E. Material Taxation— Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Cellebrite—Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Section 7874 to the Merger. Investors in Cellebrite should consult their own advisors regarding the application of Section 7874 to the Merger.

Section 7874 may limit the ability of TWC to use certain tax attributes, increase Cellebrite’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to Cellebrite and Cellebrite’s shareholders.
Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 60% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 may apply.
If these rules apply to the Merger, Cellebrite and certain of Cellebrite’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Cellebrite include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain

Table of Content
related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.
As more fully described in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Cellebrite — Utilization of TWC’s Tax Attributes and Certain Other Adverse Tax Consequences to Cellebrite and Cellebrite’s Shareholders,” based on the terms of the Merger and the rules for determining share ownership under Section 7874 and the Section 7874 Regulations, Cellebrite is not intended to be subject to these rules under Section 7874 after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether Cellebrite is subject to the above rules or that such a challenge would not be sustained by a court.
However, even if Cellebrite is not subject to the above adverse consequences under Section 7874, Cellebrite may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If Cellebrite were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Cellebrite — Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes”) would exclude certain shares of Cellebrite attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 will apply to such subsequent acquisition.
See “Part I, Item 10. Additional Information—E. Material Taxation — Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Treatment of Cellebrite —Utilization of TWC’s Tax Attributes and Certain Other Adverse Tax Consequences to Cellebrite and Cellebrite’s Shareholders” for a more detailed discussion of the application of Section 7874 to the Merger. Investors in Cellebrite should consult their own advisors regarding the application of Section 7874 to the Merger.

Risks Related to the Israeli Tax Treatment of Cellebrite and the Merger

If we do not qualify for Israeli tax benefits, our effective tax rate on our business income and the Israeli withholding tax on distributions of dividends by us to our shareholders may be higher than expected.

Cellebrite believes that it is currently entitled to claim certain tax benefits in Israel, including reduced corporate tax rates, reduced withholding tax rates with respect to dividend distributions and higher depreciation rates. These tax benefits require us to satisfy each tax year certain conditions that included in the provisions of Israeli tax laws. There can be no assurances that we will qualify for such tax benefits in any given year. If we do not qualify for such tax benefits, the effective Israeli tax rate on our business income and the withholding tax rate with respect to dividend that we will distribute to our shareholders may be higher than we expect.

We may be subject to deferred Israeli corporate tax liability with respect to certain payments out of income that was previously exempt from Israeli corporate tax.

Table of Content

We have previously generated income from Approved Enterprise and Beneficiary Enterprise that were exempt from Israeli corporate tax. If we pay dividends out of previously-exempt income we will be subject to deferred Israeli corporate tax upon payment. In addition, payments pursuant to certain transactions in which we may participate may be considered a deemed distribution for this purpose, including certain payments made, whether directly or indirectly, to certain related parties or controlling shareholders (including entities controlled by such controlling shareholders), payments in liquidation and consideration paid to our shareholders in a buyback of shares.
On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises ("Exempt Profits"). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, Cellebrite must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits

We may be required to pay Israeli taxes, including by way of withholding from our shareholders, as a result of the transactions contemplated by the Business Combination Agreement, and if we do not receive the Transaction Tax Ruling exempting the Indemnified TWC Parties from certain taxes we may be required to indemnify the Indemnified TWC Parties for such Israeli withholding tax liability.

Pursuant to the Business Combination Agreement we have filed an application to receive the Transaction Tax Ruling (which was bifurcated to three separate applications) from the Israel Tax Authority, which seeks to determine (i) that none of the Indemnified TWC Parties are subject to Israeli tax with respect to receipt of Ordinary Shares and/or Warrants, (ii) the tax treatment of the issuance of the Price Adjustment Shares and the Additional Dividend for Israeli Tax purposes and (iii) that the Capital Restructuring is not subject to Israeli withholding Tax. We received a signed ruling regarding the Capital Restructuring and the distribution of funds from the trust account to the Company and an interim ruling regarding the Additional Dividend.

We may be required to pay Israeli taxes, including by way of withholding, regardless of whether the Transaction Tax Ruling (which was bifurcated to three separate applications) is obtained or not. We made an irrevocable written undertaking to fully indemnify and hold harmless (on a grossed up basis, to account for their related tax liability and for their Cellebrite holdings) the Indemnified TWC Parties from any Israeli tax actually incurred by such Indemnified TWC Parties which should have been exempted by the Transaction Tax Ruling and from any Israeli tax actually incurred by Cellebrite as a result of the Additional Dividend and Price Adjustment Shares (including from all costs and expenses, including reasonable attorney costs, associated with such tax, including in defending such matters), if the Transaction Tax Ruling shall not be obtained in a form and substance reasonably satisfactory to TWC. Discussions with the ITA around the other points are still pending, and as of the date of this Annual Report on Form 20-F, there can be no certainty that a ruling will be obtained, and if obtained what will its terms be. If the Transaction Tax Ruling is not obtained, or if the terms of the Transaction Tax Ruling are not favorable to Cellebrite, our business results may be adversely affected

General Risk Factors

Table of Content
Joint ventures, partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We expect to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, we partner with various resellers who coordinate the provision of our solutions to the end customer. We believe this arrangement can offer strategic advantages, but it does increase our dependence on third parties to achieve our objectives.
Entry into certain joint ventures, partnerships, or strategic alliances now or in the future may be subject to government regulation, including review by U.S. or foreign government entities related to foreign direct investment. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.
As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. Each of our agreements with resellers have terms of just one year, and so these agreements are frequently up for renewal or termination. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation solutions, engineering solutions, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, platform partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our solutions provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth and results of operations of arrangements in question. Further, some of our strategic partners offer competing solutions or work with our competitors. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative solutions in addition to or in lieu of our platform, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our platform or increased revenue.
Further, winding down joint ventures, partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

We may acquire or invest in companies and technologies, which may divert our management’s attention, and result in additional dilution to our shareholders. We may be unable to integrate

Table of Content
acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.

As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, products, services and other assets in the future. For further information, see “Part I, Item 4. INFORMATION ON THE COMPANY - B. Business Overview-Recent Acquisitions”. While this acquisition has thus far gone smoothly, this acquisition or any future acquisition, investment or business relationship may result in unforeseen risks, operating difficulties and expenditures, including the following:
•An acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
•Potential goodwill impairment charges related to acquisitions;
•Costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;
•We may encounter difficulties or unforeseen expenditures assimilating or integrating the businesses, technologies, infrastructure, solutions, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us or if we are unable to retain key personnel, if their technology is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise;
•We may not realize the expected benefits of the acquisition;
•An acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;
•An acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
•The potential impact on relationships with existing customers, vendors, and distributors as business partners as a result of acquiring another company or business that competes with or otherwise is incompatible with those existing relationships;
•The potential that our due diligence of the acquired company or business does not identify significant problems or liabilities, or that we underestimate the costs and effects of identified liabilities;
•Exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to claims from former employees, customers, or other third parties, which may differ from or be more significant than the risks our business faces;
•We may encounter difficulties in, or may be unable to, successfully sell any acquired solutions;
•An acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;
•An acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with

Table of Content
applicable laws or regulations, or result in liabilities resulting from the acquired company’s failure to comply with applicable laws or regulations;
•Our use of cash to pay for an acquisition would limit other potential uses for our cash;
•If we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and
•To the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.
The occurrence of any of these risks could have a material adverse effect on our business, results of operations, and financial condition. Moreover, we cannot assure you that we would not be exposed to unknown liabilities.

Our international operations expose us to business, political and economic risks that could cause our operating results to suffer.

We intend to continue to make efforts to increase our international operations and anticipate that international sales will continue to account for a significant portion of our revenue. These international operations are subject to certain risks and costs, including the difficulty and expense of administering business and compliance abroad, differences in business practices, compliance with domestic and foreign laws (including without limitation domestic and international import and export laws and regulations and the U.S. Foreign Corrupt Practices Act (“FCPA”), including potential violations by acts of agents or other intermediaries), costs related to localizing solutions for foreign markets, costs related to translating and distributing software solutions in a timely manner, costs related to increased financial accounting and reporting burdens and complexities, longer sales and collection cycles for accounts receivables, failure of laws or courts to protect our intellectual property rights adequately, local competition, and economic or political instability and uncertainties, including inflation, recession, interest rate fluctuations and actual or anticipated military or geopolitical conflicts. In addition, regulatory limitations regarding the repatriation of earnings may adversely affect the transfer of cash earned from foreign operations.
Significant international sales may also expose us to greater risk from political and economic instability, unexpected changes in Israeli, U.S. or other governmental policies concerning import and export of goods and technology, regulatory requirements, tariffs and other trade barriers. Economic downturns and geopolitical challenges in the Americas, EMEA or certain other parts of the world critical to our operations could cause our customers in those locations to reevaluate decisions to purchase our solutions or to delay or reduce their technology purchasing decisions, which could adversely impact our results of operations. For instance, rising tensions between Russia and Ukraine, recently resulting in Russia’s invasion of Ukraine, and the possibility of retaliatory measures taken by the U.S. and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, on our customers’ decision to purchase our products. We have proactively stopped selling to Russia and approximately 0.35% of our 2021 revenues were from Ukraine.
Additionally, international earnings may be subject to taxation by more than one jurisdiction, which may materially adversely affect our effective tax rate. Finally, international expansion may be difficult, time consuming, and costly. These risks and their potential impacts may be exacerbated by the ongoing COVID-19 pandemic. See “—Risks Related to Cellebrite’s Business and Industry — The ongoing COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations.” As a result, if revenue from international operations do not offset the expenses of establishing and maintaining foreign operations, our business, operating results and financial condition will suffer.

Table of Content
If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We have acquired and may acquire other companies and intangible assets, and we may not realize all the economic benefit from those acquisitions, which could cause an impairment of goodwill or intangibles. We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at least annually. If such goodwill is deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Events which might indicate impairment include, but are not limited to, declines in stock price market capitalization or cash flows, adverse cost factors, deteriorating financial performance, strategic decisions made in response to economic, market and competitive conditions, the impact of the economic environment on us and our customer base, and/or relevant events such as changes in management, key personnel, litigation or customers.
We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations.

Our provision for income taxes and effective income tax rate may vary significantly and may adversely affect our results of operations and cash resources.

Significant judgment is required in determining our provision for income taxes. Various internal and external factors may have favorable or unfavorable effects on our future provision for income taxes, income taxes receivable, and our effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, results of audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, the impact of transactions we complete, future levels of research and development spending, changes in the valuation of our deferred tax assets and liabilities, transfer pricing adjustments, changes in the overall mix of income among the different jurisdictions in which we operate, and changes in overall levels of income before taxes. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements, and/or any internal restructuring initiatives we may implement from time to time to streamline our operations, can have a material impact on our effective income tax rate.
Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us and our transfer pricing methodology based upon our limited risk distributor model, the result of which could have a material adverse effect on our financial condition and results of operations. Although we believe our estimates are reasonable, the ultimate outcome with respect to the taxes we owe may differ from the amounts recorded in our financial statements, and this difference may materially affect our financial position and financial results in the period or periods for which such determination is made.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm and reputation, and adversely affect our business, financial condition, results of operations, and growth prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering and financial and economic sanctions laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and

Table of Content
regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and an investment in our securities.
Our pricing structures for our solutions may change from time to time.

We offer our solutions at a higher price point than many of our competitors, and this may change in the future. We expect that we may change our pricing model from time to time, including as a result of competition, global economic conditions, general reductions in our customers’ spending levels, pricing studies, or changes in how our solutions are broadly consumed. Similarly, as we introduce new, or as a result of the evolution of our existing solutions, we may have difficulty determining the appropriate price structure for our solutions. In addition, as new and existing competitors introduce new solutions that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with federal, state, local, and foreign governments and government agencies. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We may also need to improve our internal control over financial reporting. Some members of our management team have limited or no

Table of Content
experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act that we will eventually be required to include in our annual reports filed with the SEC. We may need to hire and successfully integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, we may identify in the future deficiencies in our controls. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our securities. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Stock Market LLC. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 20-F.
Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our securities.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in “Part II, Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition; contract acquisition costs; valuation of our ordinary shares, Price Adjustment Shares and share-based compensation; fair values of assets acquired and liabilities assumed in connection with the Merger; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause

Table of Content
our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our securities.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on April 13, 1999 as a private limited liability company under the laws of the State of Israel. We are registered under the Companies Law as Cellebrite DI Ltd., and our registration number with the Israeli Registrar of Companies is 51-276657-7.
We are domiciled in Israel and our registered office is currently located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-(73) 394-8000.
On April 8, 2021, we entered into the Merger with TWC, a public listed company on the Nasdaq Capital Market and Merger Sub in the USA. TWC is a Special Purpose Acquisition Company (SPAC). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of Cellebrite. TWC became a wholly-owned subsidiary of Cellebrite and the security holders of TWC became security holders of Cellebrite.

Our capital expenditures amounted to $5.1 million, $6.2 million and $6.2 million during the fiscal years ended December 31, 2021, 2020 and 2019, respectively, primarily consisting of expenditures related to property and equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We are subject to certain of the informational filing requirements of the Exchange Act. Our SEC filings are available to you on the SEC’s website at http:// www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (including, in our case, our annual reports on Form 20-F, our reports of foreign private issuer on Form 6-K, any amendments to these reports, as well as certain other SEC filings). We also make available on our website, free of charge, all such SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.cellebrite.com. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report. Since we are a “foreign private issuer,” we and our officers, directors and principal shareholders are exempt from certain rules and regulations under the Exchange Act. For more information, see “Part I, Item 10. Additional Information—H. Documents on Display.”
B. BUSINESS OVERVIEW

Our Mission

Our mission is to protect and save lives, accelerate justice and preserve privacy in global communities.

Table of Content
Overview

Cellebrite is the leading provider of DI, delivering a platform of software and services for legally sanctioned investigations. Our approximately 7,000 customers are federal, state and local agencies as well as enterprise companies and service providers.
Our DI platform allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations. Our platform of investigation solutions extracts digital data, delivers the data as digital evidence, and makes the evidence actionable. Our solutions were utilized in millions of investigations globally. Our solutions are used in a variety of cases including child exploitation, homicide, anti-terror, border control, sexual crimes, human trafficking, corporate security, intellectual property theft, and civil litigation. The cornerstones of our platform spans across the entire investigation lifecycle. Our Collect & Review solutions enable first responders, examiners and investigators to accelerate the time required to develop actionable evidence by capturing and processing data from most types of digital sources with respect to legally sanctioned investigations. Our investigative analytics solutions help investigative teams get AI-based insights on fused data, delivered in a digestible manner. Our Manage solutions provide a centralized platform to manage the investigation workflow and data across investigative functions more efficiently, breaking down silos and enabling effective collaboration.
We modernize the entire investigation lifecycle for public defenders, police departments, state departments, armed services, legal and corporate security; this leads to accelerated investigation speeds and increased crime clearance rates, which helps earn higher community confidence, and enables preservation of data privacy and protection of intellectual property and corporate assets. We offer customers tools that enable them to comply with applicable data privacy rules including limiting data extraction to the time of an investigation and enabling them to implement protocols so that data is only visible to authorized parties. The majority of evidence originates from digital sources and digital evidence has proven its importance in bringing justice. For example, in a recent case involving child pornography, the initial digital evidence recovered from the suspect’s phone and processed by an outside agency appeared to only have images of children that were not illicit. Upon further investigation with Cellebrite Pathfinder, however, investigators were able to access 30 self-manufactured images that were created by the suspect as he was video chatting with children. As of mid-2021, the suspect has been charged with some 30 counts of possessing and manufacturing child pornography images; the case is still ongoing. Searching for this digital evidence manually is time consuming and nearly impossible. Without digital intelligence tools this criminal may never have been found.
Digital data has changed the way cases are managed and prosecuted. Without the right tools to collect, review, analyze and manage digital data sources, investigations are slow and ineffective. Without the right tools, collection and review of digital evidence is manual and lacks scalability. Investigative analytics of disparate data without artificial intelligence (“AI”) to fuse, enrich and classify evidence are unable to generate insights. This lack of insights results in investigation teams wasting time trying to dissect tangible insights from deep pools of data. Investigative management is restricted by compliance, governance, and regulation which force investigators into one-on-one communications and printing of files or utilization of thumb drives that are physically delivered by police. The resulting investigation process is ineffective and introduces data privacy risks. Due to these inefficiencies, the average investigation backlog is three months and crime clearance rates remain low1; For example the clearance rate (the ratio of arrests to known offenses) for violent crime in US cities was 39.5% in 2020, resulting in significant amounts of criminals remaining on the streets.
1 According to Statista’s database (https://www.statista.com/statistics/194200/crime-clearance-rate-in-cities-in-the-us/).

Table of Content
We deliver the world’s leading DI platform to manage DI in legally sanctioned investigations. Our technology enables faster data collection, fusion and enrichment for smarter analysis. It provides the ability to manage and collaborate efficiently across different investigative functions.
Collect & Review. Our platform enables selective extraction of major types of digital sources, preservation, analysis and reporting of evidence which include but are not limited to smartphones, feature phones, tablets, computers, the cloud, open source information, GPS devices, digital video recorders, memory sticks, drones, and call detail records (“CDRs”) as well as from other sources like the web, deep web and dark web with respect to legally sanctioned investigations. We decode and normalize the data enabling relevant stakeholders to review and validate relevant findings.
Investigative Analytics. We deliver intelligent analysis of data, supporting different crime types, different use cases and different personas, which helps lab practitioners, analysts, investigators, prosecutors and agency management gain insights in a digestible manner and solve the respective case. We fuse and enrich data from different parts of a crime or incident and connect multiple types of evidence from multiple sources that cover the major dimensions of crime. For example, for a crime committed on a city street, our platform brings together smartphone data, vehicle infotainment data, GPS devices, license plate data from license plate recognition systems, CDRs from the cellular network and closed-circuit television footage from a nearby building to provide end-to-end investigation data on a “single pane of glass.”
Investigative Management Solutions. Our centralized management tools store data securely in the cloud, optimize communications across teams, enable collaboration and save valuable time and resources. Our technology allows us to digitize and optimize the entire investigation process for investigative teams globally.
Our approximately 7,000 customers include approximately 5,100 federal, state and local agencies as well as approximately 1,900 corporations and service providers. Our strategic customers tend to be large federal, state and city agencies with expansive investigation budgets. Almost 60% of our strategic customers utilize four or more of our solutions. Our prime customers tend to be small to mid-size state and local agencies, focused mostly on our Collect & Review solutions. Our go-to-market strategy is targeted, using a direct sales force, and resellers typically for smaller revenue opportunities and where direct procurement relationships are not possible. Each of our strategic accounts has a dedicated account executive, while other, prime accounts are managed by a sales manager or inside sales representative. Account executives are focused on expanding relationships with our largest customers, focusing on customers’ new buying centers and on more strategic, transformational implementations of modernized investigative workflows. Sales managers or inside sales representatives are focused on expanding sales volume with existing public sector prime accounts as well as new customer acquisition, while our prime account representatives in the private sector are focused on expansions of current accounts as well as new customer acquisition. We acquire new buying centers within our public sector accounts by targeting investigation departments’ decision makers.
Our differentiated solutions have delivered strong financial performance. In the year ended December 31, 2021, revenue was $246.2 million, up 26% from the year ended December 31, 2020, and net income was $71.4 million, up 1,135% from the year ended December 31, 2020. As of December 31, 2021, annual recurring revenue was $187.1 million, up 37% from December 31, 2020. In the year ended December 31, 2021, Adjusted EBITDA was $47.9 million, up 53.9% from the year ended December 31, 2020.

Industry Background

Cellebrite’s 2021 industry trends survey for investigators found that 63% of cases include digital evidence as part of the investigation.

Table of Content
Our survey data consisted of results from approximately 2,000 respondents from 117 countries with respondents accessed via customer emails, online promotions and social media. Survey data included information from investigators, forensic examiners and agency management. Smartphones contain emails, communications, apps, and geographic data, as well as pictures and video content. Laptops and desktops contain files, emails and web browsing history. GPS devices, drones, and secure digital (“SD”) cards capture unique, actionable data. Vehicle infotainment systems contain driving routes, location and communication data. Social media, web storage and web mail contain media, files, and communication data.
Public sector investigations substantially rely on traditional, manual processes and workflows, which are slow and siloed. Law enforcement agencies are challenged with the amount of cases involving digital evidence, the variety of digital sources as well as data types resulting with backlogs and low crime clearance rates.
Evidence collection is inefficient. Collection of evidence is conducted at the individual level and lacks uniformity; it relies on siloed and unaudited solutions, often requires printing thousands of pages of hard copy documents and interacting with disparate, unintegrated systems.
Data analysis is ineffective. Data and physical evidence are processed and analyzed by investigative teams through physical review of printed and digital evidence, and managed on standard, unspecialized productivity tools which lack investigation mission-specific features. Data is stored on local hard drives, which have limited useful life and are complex to search. This results in slow and cumbersome first responses and a process which tends to be manual as well as error-prone and lacks integration.
No consistent platform for investigative management. Limited technology and resources contribute to frequent disconnection between teams and departments. The overload of information and lack of collaboration makes it difficult to bring effective justice to communities. Further, the lack of permissions and access control mean that the wrong team members may have access to private data.
In the past decade, digital data has become the most important source of evidence to solve crimes. Our customer survey suggests 67% of criminal cases involve digital evidence but customers have indicated high profile criminal investigations utilize digital data in nearly all cases. In our 2020 Industry Trend Survey, our customers confirmed this, finding digital data importance in cases has increased 82% over the past three years.
These investigation problems are not only prevalent in the public sector, but also found in the private sector. Pain points exist across many use cases including eDiscovery and internal investigations in enterprise corporations, and service providers that provide critical solutions for litigation support, corporate investigations, security, and compliance. Intellectual property (“IP”) protection remains a concern for companies of all sizes. eDiscovery plays an important role in litigation. Separately, behavior of employees on corporate networks and digital devices remains a top focus for enterprise security and compliance teams. We see three trends in private sector DI:
Remote collection. Remote collection is a growing customer pain point, mainly for mid-to-large size enterprises. Due to COVID-19, beginning in March 2020, enterprises experienced a massive shift of people towards working from home. Historically, collections were carried out on site and involved travel of expert teams. COVID-19 safety and health measures changed this reality and created a need for remote collection capabilities.
Advanced processing and analytics. Traditional review is labor intensive and expensive for investigative units. It is being replaced by advanced processing and investigative analytics. In addition, judges want to get the relevant data quicker. Early case assessment has become more necessary to provide more focused, relevant and narrow results in the review phase.

Table of Content
In-house investigations. Large corporations are more likely to handle investigations in house rather than hiring third party investigators and need to be equipped with tools to collect, review, analyze and manage data with respect to legally sanctioned investigations.
The Cellebrite DI platform

Our solutions help organizations collect, review, analyze, and manage digital data and processes across the entire investigation lifecycle with an end-to-end DI platform that empowers customers and helps create a safer world with respect to legally sanctioned investigations.

Cellebrite delivers the modern digital intelligence platform transforming investigative workflows

1

Fast and Automated

Collect & Review

Multiple Devices & Sources
Accessible & Actionable

2

Secure and Efficient

Investigative Digital Evidence Management

Evidence Management, Sharing & Review
Streamlined Workflow & Collaboration

3

Accurate and Rapid

Investigative Analytics

Multi Data Ingestion & AI Engines
Analysis & Insights

Accelerated Investigations, Increased Crime Clearance Rates, Protected Data Privacy

Stronger Community Confidence

Collect & Review

Digital evidence is the most important source of information in modern investigations. However, access to data is a significant barrier. Cellebrite’s Universal Forensic Extraction Device (“UFED”) has become a market leader in investigations based on its level of customer penetration. Cellebrite UFED is used by 5,100 public sector and 1,900 private sector customers representing the largest installed base in the DI space. UFED enables collecting, decoding and preserving data with respect to legally sanctioned investigations from over 31,000 different digital device profiles. UFED addresses problems in accessing digital information including complicated device locks, encryption barriers, deleted and unknown content and other obstacles that can prevent critical evidence from coming to light. It is the tool of choice for over 44,000 individuals. Key features of UFED include:
•Unlocks devices with pattern, password or PIN locks and overcomes encryption challenges quickly on Android and iOS devices.
•Provides access to data by performing logical, file system and physical extractions.
•Unsurpassed recovery methods through exclusive bootloaders, automatic EDL (Emergency Download) capabilities, smart ADB (Android Debugging Bridge) and more.

Table of Content
•Supports the broadest range of devices including mobile phones, tablets, drones, SIM cards, SD cards, GPS devices and others.
Within Collect & Review, we also offer other solutions for specific use cases:
•Premium is an industry leading advanced access solution, providing unlock and extract capabilities for most iOS and the leading Android devices. Premium has become a prominent solution among public safety customers, providing lawful access to locked and encrypted devices. The solution provides deep access to devices and data that are not available in alternative solutions.
•Premium Enterprise is our Premium product tailored for extended use by multiple teams and individuals in large and geographically distributed public safety customers, by enabling end units to consume advanced access capabilities remotely.
•Physical Analyzer helps decrypt, decode, review, analyze and validate digital data quickly from mobile devices, computers, GPS devices and more. It also generates court-ready reports.
•Inspector provides comprehensive analysis of Windows and Mac devices, including decoding of computer volumes, advanced search, filtering and reporting.
•Endpoint Inspector is a is a cloud first remote collection solution for computer and mobile devices, enabling corporations to securely access, review and analyze remote computers whether the employees are on or off the corporate network.
•UFED Cloud extracts, preserves and analyzes cloud-based content from the public and private-domain, such as social media data, instant messaging, file storage, web mail, and web pages.
•Frontliner is a mobile application that empowers field officers to selectively collect digital evidence at the scene, helping solve cases faster by capturing incident written details as well as photos, video and audio.
•Responder is a simplified software solution that provides real time data extraction for investigative field teams on a wide range of digital devices.
•Seeker creates seamless workflow for managing video evidence including extracting various formats and providing visual analysis tools to process and review long recordings.
•Digital Collector is a forensic imaging solution that performs triage, live data acquisition, targeted data collection for Windows and Mac computers.
•Reader is an intuitive DI report viewer targeting investigators and prosecutors as they review and prepare material for court. It allows customization and generation of multiple report formats.
•Cellebrite OSINT Investigate (“OSINT Investigate”) is an intuitive solution used to search, resolve and enrich identifiers in open sources.

Investigative Analytics

With a growing variety of digital devices and cloud sources producing volumes of highly valuable data, investigative teams need intuitive tools to leverage critical sources of information when resources and time are limited. Cellebrite’s Pathfinder helps investigators reach conclusions faster through automated data ingestion, normalization, consolidation, and visualization of a suspects’ journey across their complete digital signature. Pathfinder eliminates time-consuming and manual review of digital data. It is a force multiplier that uses AI and machine learning (“ML”) algorithms to automatically

Table of Content
surface formative leads and actionable insights from every bit and byte of digital data during the early hours of an investigation.
A variety of personnel work together on resolving the case from the examiner in the lab to the analyst and investigator which results in much faster investigative conclusions. The Pathfinder solution can be used by individuals, teams and the entire investigations organization.
Seeker provides the ability to analyze video footage. It enables the investigative team to correlate images from different angles and view visually reconstructed crime scenes, enhance and tag video images and determine incident timeline.
Cellebrite OSINT Analyze (“OSINT Analyze”) is a real-time deep dive solution used to analyze open source information such as the surface web, deep web and the dark web.

Cellebrite also offers Crypto Tracer which analyzes blockchain transactions together with related data from an extensive list of sources to identify and categorize wallets and transactions.
Investigative Management

Agencies are expanding extraction capabilities in the lab and in the field in response to the growing importance of digital evidence. This requires better ways to oversee how DI solutions are deployed and utilized.
Guardian provides a cloud-based digital evidence management solution to help manage, store, share and review evidence from intake to creation of a final report. Guardian’s key features include:
•Secure management of all types of evidence - no matter the source - in one comprehensive system .
•Advanced report generation.
•Instant, auditable evidence & report sharing with user and permission control.
•Customizable cloud-based system

Commander enables collaboration across investigation functions to reduce manual processes. It centrally manages deployed licenses, permissions and access control. Key features are as follows:
•Enables software version control across users.
•Provides dashboards and end-to-end visibility for investigation stakeholders.
•Provides standard operating procedure (“SOP”) enforcement.
Within Management, we also offer Guardian for data management. Guardian is a solution that allows to store, share and review investigative data in a secure environment.

Services

Cellebrite Services helps organizations adopt and utilize DI technologies to evolve investigative workflow processes and connects between solution acquisition, deployment and a successful operation.
Our team of experts supports organizations and enables success at every stage of adopting new digital intelligence technology - from integration through implementation and ongoing optimization.
Our Services offering is based on four key pillars, as follows:
•Technology Assimilation – Drive successful implementation and customization of Cellebrite’s solutions and ensure alignment with customer’s workflow and strategic goals.

Table of Content
•Capabilities Development – Backed with years of hands-on experience, the Cellebrite team delivers training and Certification programs to investigation practitioners, setting the industry standard for ongoing development and education.
•Consulting and advisory - Cellebrite Strategic Advisory Services ensures customer success in their digital transformation by providing access to leading practices, technical solutions, and custom training offerings.
•Resource augmentation – Cellebrite’s expert team also serves as an extension of customer digital intelligence teams, providing advanced services in Cellebrite’s Global Lab facilities, as well as outsourcing capabilities to help organizations deal with technological and operational workload

Cellebrite Services’ team composition and capabilities exist to help organizations transition from identifying investigative workflow opportunities to driving outcomes.

Private Sector

In the private sector, our solutions are available to corporations, service providers and law firms with respect to legally sanctioned investigations. Our solutions help identify, process and protect data and information for purposes of litigation support, internal investigations, compliance and corporate security in the below use-cases:

•eDiscovery collection and processing is designed for service providers as well as enterprise legal teams that are responsible for litigation support processes.
•Corporate Investigation Solutions are designed for internal affair teams and compliance teams that conduct investigations to uncover wrongdoings committed by management, employees or third parties.
•Incident Response Solutions is designed to assist with responses to and debriefing of cyber threats. The solution provides the ability to debrief mobile and computer devices, detect mobile malware and perform root cause analysis.
Our combined mobile, computer and cloud expertise serves as a force multiplier to expand our market presence and acquire new customers in the enterprise environment. Since March 2020, COVID-19 protocols have forced many employees to work remotely, but the need to access data held on employee devices has not changed. We have seen an increase in use cases for remote collection needs, as employers cope with fully or partially remote workforce.

Competitive Strengths

•Deeply entrenched install base
•As of December 31, 2021, we had approximately 7,000 customers in total and according to our estimates, a 31.7% share of the Collect & Review market today, which allows our unique opportunity to sell investigative analytics and management software into the dominant base of Collect & Review customers.
•The value of the installed base is supported by the near zero percent gross churn among strategic accounts and our over 137% recurring revenue dollar-based net retention rate as of December 31, 2021.

Table of Content
•Our tools have become core to agency workflows, as a result, we have many long term customers who recommend our solutions to other agencies as well as examiners, investigators and analysts who bring our solutions to new agencies when transferring employment.
•Deep vertical expertise
•We have over 10 years of experience developing and refining our DI platform.
•Our competitors’ solutions approach investigative analytics in a broad-based manner, which lacks the investigative-rigor, and domain-specific analysis and enrichment required for investigative data.
•Our employees’ expertise builds on years working for government agencies. 8.4% of our employees have worked for police, military or intelligence agencies.
•Strength of DI platform
•We have a unique technology and platform that allows customers to successfully manage the investigative workflow in a digital era. Global agencies are adopting our platform to strengthen their investigative approach and promote digital transformation within their teams.
•We provide an end-to-end DI platform, purpose-built for the entire investigation lifecycle. Our proprietary world-class technology overcomes encryption and bypasses locked devices for superior data collection with respect to legally sanctioned investigations. Our AI-based investigative analytics solutions fuse, categorize and enrich data to streamline the investigation and help investigators solve crime much faster than traditional means. The unique working “system” creates new collection and decoding profiles on a daily basis. Our centralized management tools maximize collaboration across investigation teams.
•We have broad support for over 31,000 physical and virtual device profiles across mobile, laptop, computers, memory containers, applications, CDRs, etc. Today, the velocity of software updates creates a significant barrier for competitors. Our best-in-class research and development team runs a disciplined software update protocol which delivers updated Cellebrite software within days of major operating system update releases.
•Global investigation standard
•Our collect, review, analyze, and manage solutions produce high quality, digestible reports that have become the standard in investigation and legal processes with respect to legally sanctioned investigations.
•Our reports are accepted in global court systems and as evidence used across hundreds of thousands of trials. By the end of 2021, approximately 45,000 certifications were earned through our training department.
•Given these four strengths, we are the only company to provide the end-to-end investigative platform to public sector agencies.

Expansion within the existing customer base in the public sector

Through our go-to-market, we land customer relationships with Collect & Review solutions like UFED. We have a proven track record of cross-selling additional solutions into our customer base. This is evidenced by our 137% recurring revenue dollar-based net retention rate as of December 31, 2021, in addition to the increase in the proportion of our largest customers using four or more solutions. We

Table of Content
believe this reflects the substantial potential for growth within our existing customer base. We believe that our largest expansion opportunity lies in delivering solutions to new departments and to new buying centers within existing customers.

Innovative new solutions

We plan to develop future solutions to capture additional revenue opportunities within our customer base and with new customers. With over a decade of investigative analytics experience, we are building a broader family of investigative analytics solutions that apply to new use cases and accelerate the investigation process. In development are the next stages of advanced case management solutions built to optimize cases and workflows in future investigations.

Subscription and Cloud/SaaS

Subscription licenses comprised 74% and 67% of our revenue for the year ended December 31, 2021 and December 31, 2020, respectively and we plan to continuously increase our subscription business year over year. We see gradually increasing demand from the market for SaaS and we introduced our first SaaS solutions in the fourth quarter of 2021. In the next five years we anticipate extending our DI platform with new SaaS offerings, some of which will include advanced AI/ML technology.
Private sector growth and transition of enterprise solutions

We are investing with a goal of adding approximately 150 to 200 new enterprise customers annually, expanding within existing enterprise customers, and growing annual revenue per customer (“ARPC”) among our private sector customers. Historically, the private sector has utilized our solutions for eDiscovery through our Collect & Review solutions like UFED and Inspector. Our research shows there is a need beyond Collect & Review to processing and early case assessment. We will continue to address customer pain points and promote new use cases, which include:
•The growing need for remote collection of Electronically Stored Information (ESI) introducing the first combined remote mobile and computer collection solution
•Investigation of the infringement of patents at large pharmaceutical companies.
•Resolution of corporate security incidents in financial companies.
•Investigation of IP theft within retail and manufacturing industries.

Selective strategic acquisitions

We maintain a disciplined approach to strategic tuck-in and bolt-on acquisitions that complement our technology and accelerate time to market. We utilize strategic acquisitions to expand our addressable market, accelerate revenue growth, broaden customer base and deepen existing customer relationships, and allow accelerated growth of our subscription and SaaS business.

Customers
We primarily sell to global government agencies and corporations that help protect and save lives, accelerate justice and preserve privacy in global communities. Our customers often start with one of

Table of Content
our solutions, for example UFED, and expand spend over time as value is realized. This is evidenced by our exceptional customers’ loyalty.
Our customers fall into one of three categories: strategic public, prime public and private.
Strategic public accounts are government agencies with capacity for larger annual contract values and represent approximately 250 customers today. These are large federal agencies and large state and city agencies that have the potential to generate over $750,000 in revenue over a three-year period.
Prime public accounts are typically small to mid-size state or local agencies. Mid-sized prime public accounts have the potential to become strategic public accounts.
Private accounts are typically large corporations, service providers, academic organizations and law firms.
As of December 31, 2021, our total customers were approximately 7,000. No organization accounted for more than 5% of 2021 revenue. Our top 25 customers accounted for 24% of total 2021 revenue.

Go-to-market

We target federal, state and local agencies as well as enterprise companies and service providers. Public agency budgets are being diverted to DI to make public safety more effective and efficient.
We utilize a combination of direct sales force and resellers to reach customers. Strategic account executives and prime account representatives manage materially all of the customer relationships directly. We sell to decision makers in public safety, which often include the chief of investigations or the head of investigations and intelligence or the head of the lab. In smaller prime accounts we sell to digital forensics labs, experts as well as police chiefs. In the private sector, we sell to internal security or investigation groups or e-discovery groups within enterprises and to service providers. For our reseller operations, we utilize resellers for government agency procurement where direct sales opportunities do not exist or where the government requires local vendors due to local restrictions. We calibrate our sales and marketing activities based upon the size of the customer and whether the customer is an existing customer or a new customer opportunity.
Our top strategic accounts have dedicated Cellebrite account executives, while other, prime accounts are managed by a sales manager or inside sales representative. Account executives are focused on expanding relationships with top customers, and focusing on customers’ new buying centers. Sales manager and inside sales representatives are focused on expanding sales volume with public sector prime accounts while our account representatives in the private sector are focused on new customer acquisition and expanding sales volume within existing accounts.
For existing customers, we highlight the value we bring to them currently while introducing to them the art of the possible through new solutions. We provide educational and awareness vehicles that drive greater understanding of how to maximize existing Cellebrite tools and solutions utilizing relevant channels such as our online customer community and vehicles like our in-person and virtual workshops, and our “Ask the Expert” video and webinar series. We continue to engage them in a shared vision of achieving their desired outcomes through our technology and services while introducing ancillary solutions that enhance and expand their current capabilities with our technology utilizing self-selection and assessment tools such as the DI Readiness Navigator and interactive case studies delivered virtually or in-person through our Cellebrite Envisioning Centers. We continue to provide relevant thought leadership content that highlights feedback and input from experts and their peers around what’s now and what’s next in digital transformation that improves and accelerates their investigative workflow.
For new customers, Cellebrite leverages channel and content mixes that resonate to target persona needs and interests through focused methodologies and tactics. Typically, we utilize a layered approach with each channel and the corresponding messaging that build on and complement one another, resolving

Table of Content
in a demand offer that is compelling and relevant to their needs. We also measure the impact and performance of these efforts and make adjustments accordingly, whether to channel, content, messaging and/or offer.
Cellebrite conducts a fairly low volume of its business via e-commerce, and our e-commerce system is available only to customers who have a valid license to use Cellebrite’s solutions. For more information regarding our e-commerce system, see – “Part I, Item 3. Key Information —D. Risk Factors — Risks Related to Cellebrite’s Business and Industry — We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared to other businesses”

For a breakdown of our revenues by geography, see Note 2 to our consolidated financial statements in “Part III, Item 18. Financial Information.”
Competition

We primarily compete with point solutions across functions and markets. Some competitors have a specialty in investigations, while others are primarily analytics tools.
In public safety, we compete with government independent software providers such as: Babel Street, Exterro, Harris (i2), GrayShift, Magnet Forensics, Motorola, MSAB, NICE, Nuix, and OpenText. In the public sector, decision making is a result of a discovered need, the relationship, brand equity, the quality of the solution provided and the perceived level of service. Digital transformation processes are typically driven by senior leaders of an agency and require broader alignment and longer cycles for budget allocation. Demand for extension of existing solutions may either come from operational level or from agency leaders and is typically a shorter cycle.
In the private sector, we compete with vertical software providers such as: Exterro, Magnet Forensics, Nuix, and OpenText. Private sector service providers are typically ROI driven and will decide to acquire our solutions when there is a financial justification of the investment. The drivers for enterprise customers are: operational readiness, compliance, prevention and mitigation of incidents and improving existing operation by introducing effective solutions.
License Terms

The license to use our products is granted to customers on a non-transferable basis usually for an authorized number of users. The license contains customary undertakings from customers and additionally requires them not to use the software in violation of applicable laws (including laws with respect to human rights and the rights of individuals), any human rights standards and best practices including internationally recognized human rights instruments, such as the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Labor Organization Declaration on Fundamental Principles and Rights at work, or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of our software, among other things, if we determine that it has been used in violation of the license or applicable laws.
Regulation
We are subject to, and are required to comply with applicable laws and regulations on import and export controls, sanctions, privacy, data protection and employment, among others, in territories the company operates.

Table of Content
Sanctions and Export Controls

We are subject to Israeli regulations controlling the export of encryption technology. The Wassenaar Arrangement is a multilateral export control regime with 42 participating states. Although Israel is not a party to the Wassenaar Arrangement, it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, cryptography that is subject to Israeli encryption control laws is not regulated under the Israeli export control regime, even if its capabilities would otherwise place it within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. Israeli law instead subjects such goods and technologies to its own encryption control regime, which includes export restrictions. Our products are therefore currently subject to this regime under Israeli law and not to Israeli export control laws vis-à-vis the Wassenaar Arrangement. Our export license under the Israeli encryption control regime prohibit us from exporting of our products to customers in certain countries and require us to obtain the consent of the Ministry of Defense to export to customers in certain other countries. We understand that these restrictions are based, among other things, on both considerations of national security and the Israeli government’s assessment of the human rights record of the country in question.
In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Section 5A(4)(b) of Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List includes a new provision which (while not specifically stating) appears to apply to digital forensic technologies. If our solutions do become subject to the Wassenaar Arrangement dual use list as adopted by Israel, then they likely will be controlled under either the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. For example, under the Defense Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense and, subject to certain marketing license exceptions, is subject to a licensing requirement from the Israeli Ministry of Defense for any export of controlled defense goods, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli (including within Israel) regarding controlled dual-use equipment, services and/or know-how. If this occurs and if we determine that this provision applies to us, we may need to adapt our licensing, marketing and export practices to accommodate this change.
Various other countries in which we operate also regulate the import of certain encryption solutions and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries.
Currently, some of our solutions are not subject to any export control laws. However, many countries where we operate update their export control laws and lists on a regular basis and, therefore, it is possible that some of these non-controlled solutions will become controlled. Such change in controls could limit our ability to distribute these solutions or limit our customers’ ability to distribute these solutions.
Our activities may be subject to certain economic sanctions laws including the laws of the Israel and the United States. In addition, we have adopted policies and procedures to restrict sales to countries subject to comprehensive U.S. and Israeli sanctions and to designated entities and individuals.
Even if we operate in full compliance with Israeli, US and other applicable laws, unlawful uses of our products by our clients, despite the risk mitigation mechanisms we have put in place to prevent this, may nevertheless result in the designation of our company under sanctions lists.

Table of Content
Data Privacy

Our products are used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support. In addition, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. In both of those situations, we do not access or view customer data, maintain such data securely with limited access, and delete all such data following confirmation that the data has been received by the customer. As a result, for the purposes of the GDPR and the UK equivalent legislation, we are not considered to be a controller and serve as a processor in a number of circumstances, within the meaning of those terms under applicable data privacy laws.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information.
The United States subjects companies to Federal and state laws and regulations regarding privacy and information security. California also recently enacted legislation, the CCPA, and follow-on legislation in the CPRA, which provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions.
Outside of the United States, virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security, including the GDPR which became effective on May 25, 2018. We are required to comply with the GDPR and, following the exit of the UK from the EU, the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. Non-compliance with the GDPR and the UK equivalent legislation may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.
Our operations also are subject to various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations.
Intellectual Property

Our platform and solutions are based on proprietary software and related solutions. We rely on a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights, including those relating to our platform and solutions. In addition, we license technology from third parties that is integrated into some of our solutions.

Table of Content
We own a number of registered trademarks, including “Cellebrite,” “UFED” and other pending applications. Cellebrite also owns a number of domain names, including http://www.cellebrite.com.
Recent Acquisitions

On November 11, 2021, we completed the acquisition of a substantial part of the assets, business and activities of Digital Clues AG (“Digital Clues” or “DC”), an open-source intelligence firm for a total consideration of $20 million. The acquisition is expected to aid in growing the company’s footprint within law enforcement intelligence and investigation units across the globe. Digital Clues’ open-source intelligence solutions kickstart law enforcement intelligence and investigation efforts when there are no targets and very few clues, helping customers collect and connect data from open sources.

On February 28, 2020, we completed the acquisition of 100% of the shares of BlackBag Technologies Inc., a U.S. computer forensic solutions company, for a total amount of $33.4 million. The acquisition expands our portfolio of DI solutions and upgrades our strategic commitment to provide customers a “one-stop-shop” offering that is capable of meeting their most important digital investigation needs.
Legal Proceedings

See “Part I, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
C. ORGANIZATIONAL STRUCTURE

The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan and India, which are listed below:

SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligencia Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
BlackBag Technologies, Inc.	U.S. (Delaware)
Cellebrite digital Intelligence LP	U.S. (Delaware)
Cellebrite Saferworld, Inc.	U.S. (Delaware)

Table of Content

All subsidiaries are 100% owned by Cellebrite DI Ltd., except Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited and BlackBag Technologies. Inc. which is 100% owned by Cellebrite Inc.

D. PROPERTY, PLANTS AND EQUIPMENT
Our headquarters are currently located in a 6,386 square meter facility that we lease in Petah-Tikva, Israel, where the premises are used for activities related to the field of digital intelligence. Our lease for this facility initially expired on December 11, 2007 and was extended until May 15, 2026. We also lease a 1,445 square meters office space in Kiryat Malachi, Israel where the premises are used for activities related to Mobile Technology Manufacturing. Our lease for this facility initially expired in June 7, 2018 and was extended until February 28, 2031.

In addition, we have offices in the following locations: Vienna, Virginia; Parsippany, New Jersey; Ottawa, Canada; Singapore; Noida, India; Canberra, Australia; Tokyo, Japan; Sao Paulo, Brazil; London, UK; Munich, Germany and Tel Aviv, Israel. Our offices support functions across sales and marketing, services, research and development, and operations and administration..

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

This operating and financial review should be read together with the section captioned “Selected Financial Data,” “Part I, Item 4, Information on the Company—B. Business Overview” and our consolidated financial statements and the related notes to those statements prepared in accordance with U.S. GAAP and included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Part I, Item 3.D. Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements and Risk Factor Summary” in this Annual Report.

Overview
Cellebrite is the leading provider of DI, delivering a platform of software and services for legally sanctioned investigations. Our mission is to protect and save lives, accelerate justice and preserve privacy in global communities. Our DI platform allows users to collect, review, analyze, and manage digital data across the investigative lifecycle. Our platform of investigation solutions extracts digital data, delivers the data as digital evidence, and makes the evidence actionable. As of the date of this Annual Report, our solutions were utilized in millions of investigations globally. Our solutions are used in a variety of cases

Table of Content
including child exploitation, homicide, anti-terror, border control, sexual crimes, human trafficking, corporate security, and civil litigation. For more information, see “Part I, Item 4. Information on the Company — B. Business Overview.”

Our revenue was $246.2 million and $194.9 million for the years ended December 31, 2021 and 2020, respectively, representing a period-over-period increase of 26%. The increase in revenue period over period was driven by the followings: (i) strong continued sales to existing customer base; and (ii) adoption of our leading Collect & Review offering in a term license model.
Net income of $71.4 million and $5.8 million was incurred for the years ended December 31, 2021 and 2020, respectively, representing a period-over-period increase of $65.5 million. This growth primarily reflects the continued growth of our revenue and relatively smaller increase in operating expenses and the impact of the financial income from presenting the Company’s Warrants, Restricted Sponsor shares liability and Price adjustment shares liability at their fair value. Our growth is expected to be supported by our continued investment in scaling up our business. Our Adjusted EBITDA for the years ended December 31, 2021 and 2020 were $47.9 million and $31.1 million, respectively.

Coronavirus (COVID-19) Impact

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries. In December 2020, the United States declared a State of National Emergency due to the COVID-19 outbreak. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments. Cellebrite business continues to operate despite the disruption of some business operations.
In mid-March 2020 we moved our operations from our offices to a remote model, allowing employees to work from their homes. Although the various offices were open for work within the limitation of the local laws, for most of the year, a majority of the employees worked remotely. We were well prepared to implement a remote working schedule and implemented on-going training to managers and employees to improve their working routines and deliverables. Our logistics continued operating with no substantial impact on deliveries to customers.
Due to COVID-19, most of the communication with customers has been done remotely. Yet, by leveraging our global presence, we have continued our sales activities in our main markets with the local sales teams, subject only to the local restrictions and not to global travel limitations. Marketing activities were shifted from on-site events to virtual activities. The only offering which was substantially negatively impacted was the instructor-led training classes, as customers were slow to adopt to the remote learning offering. As of May 2021 we began to see a gradual return to in-person activities. For more information, see “Part I, Item 3. Key Information — D. Risk Factors— Risks Related to Cellebrite’s Business and Industry — The ongoing global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations.”

Acquisitions
See “Part I, Item 4. Information on the Company—B. Business Overview—Recent Acquisitions.”

Table of Content

Investments

On June 17, 2019, IGP Saferworld Limited Partnership (“IGP”), an investment vehicle of IGP Capital, a venture capital firm based in Israel, invested $110 million in exchange for Cellebrite Preferred Shares, representing 24.4% of Cellebrite’s outstanding ordinary and Preferred Shares at the time of the investment. Following the transaction, IGP appointed two directors to our board of directors. The investment agreement also defines certain exit events that IGP can enforce on the shareholders. At the Closing, IGP’s Cellebrite Preferred Shares were converted into Ordinary Shares. At the Closing, IGP also waived its right to receive payment of the accrued preferred dividend and the right to appoint a total of two directors to our board of directors. Following the Closing, IGP appointed one director to our board of directors.

Business Combination

On April 8, 2021, TWC, Cellebrite and Merger Sub entered into the Business Combination Agreement providing for, upon the terms and subject to the conditions thereof, a business combination between TWC and Cellebrite pursuant to which, among other things, Merger Sub merged with and into TWC at the Effective Time (as defined in the Business Combination Agreement), with TWC continuing as the surviving entity and as a wholly-owned subsidiary of Cellebrite. The Merger closed on August 30, 2021. The Merger was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Cellebrite has been determined to be the accounting acquirer. The combined entity is the successor SEC registrant, meaning that Cellebrite’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.
As a consequence of the Merger, the Ordinary Shares are registered under the Exchange Act and listed on Nasdaq, and we were required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability and board of directors related expenses.
Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:
•Increase penetration within existing customers. We plan to continue to increase penetration within our existing customers with our complete DI platform of software and services and by expanding the breadth of our platform capabilities to provide for continued up-sell and cross-selling opportunities across the DI platform and to new buying centers. We have seen significant ARR dollar-based net retention due to the broad use cases of our platform.
•Extend our technology and market leadership position. We intend to strengthen our position as a market-leading DI platform through investment in research and development and continued innovation. We expect to focus on expanding the functionality of our DI platform and investing in capabilities that cater customer needs and mode of operation. Also, we are increasing our investment in SaaS and Cloud to address growing demand to consume DI solutions via these vehicles. Additionally, we

Table of Content
plan to promote our offerings to address more private sector use cases. We believe this strategy expands our addressable market, enables new growth opportunities and allows us to continue to deliver differentiated high-value outcomes to our customers.
•Grow our customer base. We intend to drive new customer growth in both the public sector prime accounts as well as in the private sector by focusing on enterprise accounts and introducing offerings to address customers’ needs (for example, our additional remote collection offering). We are targeting specific use cases among enterprises. For example: infringement of patents is a major concern for pharmaceuticals companies, resolution of data corporate security incidents is a major concern for banks, and IP theft to establish similar solutions is a concern for retailers. We plan to tailor our solutions to meet more use cases in enterprise and drive customer growth.

Key Metrics

In addition to our U.S. GAAP financial information, we monitor the following key metrics and non-GAAP financial measure in order to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,
	2021	2020

Annual recurring revenue (ARR)	$187	$137
Growth	36%	49%
Recurring revenue dollar-based net retention rate	137	142
Adjusted EBITDA	$47.9	$31.1
Annual recurring revenue: Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12.
Recurring revenue dollar-based net retention rate: dollar-based net retention rate is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.
Adjusted EBITDA: Adjusted EBITDA is calculated as net income plus financial income, tax expense, depreciation and amortization, one-time expenses, share-based compensation expense, acquisition related costs and capital loss from FA disposal.
The following table provides a reconciliation of our net income to Adjusted EBITDA:

Table of Content

	Year Ended December 31,
	2021	2020

Net income	$71,396	$5,781
Financial income	(68,483)	(2,179)
Tax expense	10,909	5,616
Depreciation and amortization	7,007	5,879
Issuance expenses	11,835	—
One-time expense (2020 salary expense due to a termination of a co-founder of the Company)	—	1,519
Dividend participation compensation	966	—
Share-based compensation expense	6,480	7,271
Acquisition related costs	7,795	6,542
Capital loss from FA disposal (one-time expense due to abandonment of FA as part of an exit of a lease agreement)	—	689
Adjusted EBITDA	47,905	31,118
Adjusted EBITDA margin – %	19.5%	16%

In calculating Adjusted EBITDA, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations.
We use Adjusted EBITDA to evaluate our operational performance and to compare it against our work plan and budget. Adjusted EBITDA has no standardized meaning and accordingly has limitations in its usefulness to investors. We provide such non-GAAP measure because management believes it provides useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with similar measures used by other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management and our board assesses our performance. The limitations of this non-GAAP financial measure as a performance measure is that it’s provides a view of our results of operations without reflecting all events during a period and may not provide a comparable view of our performance to other companies in our industry. Investors should consider our non-GAAP financial measure in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.
Key Components of Results of Operations

Revenue
Revenue consists of subscription, perpetual license and other, and professional services.
•Subscription. Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of a license. In connection with our term-based license and perpetual license arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades

Table of Content
released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.
•Perpetual License and Other. Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses related to products. Perpetual license fees are recognized upfront assuming all revenue recognition criteria are satisfied. The license is installed on premise, mostly on customers’ computers. Other revenue consists of revenue from usage-based fees and sale of hardware related to our offering.
•Professional Services. Professional Services consists of revenue related to: (i) certified training classes by Cellebrite Academy; (ii) our advanced technical services; (iii) implementation of our products in connection with our software licenses. The revenue of professional services is recognized upon the delivery of our services.
Cost of Revenue

Cost of revenue consists of cost of subscription, cost of perpetual license and other, and cost of professional services.
•Cost of Subscription. Cost of subscription revenue includes all direct cost to deliver subscription services, including third party license fees, fees paid to OEMs, materials, salaries and related employees’ expenses, allocated overhead for depreciation of equipment and facilities as well as IT and travel expenses. We recognize these costs and expenses upon occurrence.
•Cost of Perpetual License and Other. Cost of perpetual license and other revenue includes all direct costs to deliver perpetual license and other products, including third party license fees, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead for depreciation of equipment and facilities, IT, travel expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence.
•Cost of Professional Service. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors, travel expenses and all direct costs related to services such as fees paid for third party products, allocated overhead for depreciation of equipment and facilities as well as IT and travel expenses. We recognize these costs and expenses upon occurrence.
Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, salaries, other related costs to our employees and subcontractors and overhead. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

Operating Expenses

Operating expenses consists of research and development, sales and marketing and general and administrative. The most significant components of our operating expenses are personnel costs, which is

Table of Content
included in each component of operating expenses and consists of salaries, benefits, bonuses, stock-based compensation and, with regards to sales and marketing expenses, sales commissions.
•Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost and depreciation of equipment. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions.
•General and administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, legal, IT, human resources and administrative personnel, and other corporate expenses, including those associated with preparation of the public offering. We anticipate continuing to incur additional expenses due to growing our operations and being a public company, including higher legal, corporate insurance and accounting expenses. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, support and others.
•Sales and marketing. Sales and marketing expenses primarily consist of personnel, marketing, and business development personnel, travel expenses, and commissions earned by our sales personnel. Our costs of marketing and business development programs and facility-related costs for our sales also contribute to the sales and marketing expenses. We expect that sales and marketing expenses will continue to increase as we continue to hire additional sales and marketing personnel while investing in sales and marketing programs.

Quarterly Trends in Operating Expenses

Operating expenses have generally increased sequentially as a result of our growth and are primarily relates to increases in personnel-related costs, including share-based compensation, to support the expanded operations, continued investment in research and development, and expansion of commercial and marketing investments.

Financial Income, Net

Financial income, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized gains and losses related to the impact of transactions denominated in a foreign currency.

Income Tax Expense

Income tax expense (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflect management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions.

Table of Content
Significant judgments and estimates are required in determining the consolidated income tax expense.
Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations
The following tables set forth our results of operations for the periods presented:

	Year ended December 31,
	2021	2020

Revenue:
Subscription services	$120,889	$100,614
Term-license	62,428	29,131
Total subscription	183,317	129,745
Perpetual license and other	34,169	42,136
Professional services	28,760	23,032
Total Revenue	246,246	194,913
Cost of revenue:
Cost of subscription services	9,369	8,795
Cost of term license	2,299	1,709
Total subscription	11,668	10,504
Cost of perpetual license and other	9,817	9,370
Cost of professional services	21,072	18,005
Total cost of revenue	42,557	37,879
Gross profit	203,689	157,034
Operating expenses:
Sales and marketing	76,389	61,305
Research and development	65,541	54,377
General and administrative	47,937	32,134
Total operating expenses	189,867	147,816
Operating income	13,822	9,218
Financial income, net	68,483	2,179
Income before income tax expense	82,305	11,397
Income tax expense	10,909	5,616
Net income	71,396	5,781
Other comprehensive income
Unrealized gain (loss) on hedging transactions, net of tax	(944)	1,212
Foreign currency translation adjustments	995	(695)
Total other comprehensive income, net of tax	51	517
Total comprehensive income	$71,447	$6,298
Results of operations includes share-based compensation expenses as follows:

Table of Content

	Year ended December 31,
	2021	2020

Cost of revenue	$290	$304
Sales and marketing	2,332	2,298
Research and development	1,076	1,145
General and administrative	2,782	3,524
Total share-based compensation	$6,480	$7,271

Comparison of years ended December 31, 2021 and 2020

Revenue

	Year Ended December 31,		Change
	2021	2020	Amount	Percent
	($ in thousands)
Subscription services	$120,889	$100,614	$20,275	20%
Term-license	62,428	29,131	33,297	114%
Total subscription	183,317	129,745	53,572	41%
Perpetual license and other	34,169	42,136	(7,967)	-19%
Professional services	28,760	23,032	5,728	25%
Total Revenue	$246,246	$194,913	$51,333	26%
____________

Subscription

Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of a license. Subscription revenue increased by $53.6 million, or 41% for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to an increase attributable to: (i) an increase of $30.1 million related to the adoption of our leading Collect & Review offering in a term-based license model instead of a perpetual license model with usage-based fees; (ii) an increase of $6.9 million related to our new offering of computer Collect & Review solution; and (iii) an increase of $16.6 million related to new bookings from new customers, expansion of our installed base and other licenses for existing customers.

Perpetual License and Other

Perpetual license and other revenue decreased by $8 million, or 19% for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to the adoption of

Table of Content
our leading Collect & Review offering in a term-based license model instead of a perpetual license model with usage-based fees.

Professional Services

Professional services revenue increased by $5.7 million, or 25% for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to an increase in instructor-led training classes as a result of relief in COVID-19 related social distancing and travel limitation .

Cost of Revenue

	Year Ended December 31,	Change
	2021	2020	Amount	Percent
	($ in thousands)
Cost of subscription services	$9,369	$8,795	$574	7%
Cost of term license	2,299	1,709	590	35%
Total subscription	11,668	10,504	1,164	11%
Cost of perpetual and other	9,817	9,370	447	5%
Cost of professional services	21,072	18,005	3,067	17%
Cost of Revenue	$42,557	$37,879	$4,678	12%

Cost of Subscription

Cost of subscription revenue increased by $1.2 million, or 11% for the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase is primarily due to an increase in third party expenses paid to OEMs and an increase in hardware cost of revenue.

Cost of Perpetual License and Other

Cost of perpetual license and other revenue marginally increased by $0.4 million, or 5% for the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase is primarily due to higher mix of hardware related revenue.

Cost of Professional Services

Cost of professional services revenue increased by $3.1 million, or 17% for the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase is primarily due to increase in training activity.

Table of Content
Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2021	2020	Amount	Percent
	($ in thousands)
Gross profit:
Subscription services	$111,520	$91,819	$19,701	21%
Term-license	60,129	27,422	32,707	119%
Total subscription	171,649	119,241	52,408	44%
Perpetual license and other	24,352	32,766	(8,414)	-26%
Professional services	7,688	5,027	2,661	53%
Total gross profit	$203,689	$157,034	$46,655	30%

Gross margin:
Subscription services	92%	91%
Term-license	96%	94%
Total subscription	94%	92%
Perpetual license and other	71%	78%
Professional services	27%	22%
Total gross margin	83%	81%

Subscription

Subscription gross profit increased by $52.4 million, or 44%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020. Subscription gross margin marginally increased from 91.9% to 93.6%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, due to operational leverage.

Perpetual license and other

Perpetual license and other gross profit decreased by $8.4 million, or 26%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020. Perpetual license and other gross margin decreased from 77.8% to 71.3%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, mainly as a result of lower perpetual revenue and higher hardware revenue mix in 2021.

Professional Services

Professional services gross profit increased by $2.7 million, or 53% during the year ended December 31, 2021, as compared to the year ended December 31, 2020. Services gross margin increased from 80.6% to 82.7%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, mainly as a result of increased training revenue and operational leverage.

Table of Content
Operating Expenses

	Year Ended December 31		Change
	2021	2020	Amount	Percent
	(in thousands)
Operating expenses
Sales and marketing	$76,389	$61,305	$15,084	25%
Research and development, net	65,541	$54,377	11,164	21%
General and administrative	47,937	$32,134	15,803	49%
Total operating expenses	$189,867	$147,816	$42,051	28%
Sales and marketing

Sales and marketing expenses increased by $15.1 million, or 25%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The increase primarily relates to higher salary and commission expenses of $11.0 million, increase of $1.2 million in marketing expenses and increase of $1.0 million in travel expenses.
Research and development

Research and development expenses increased by $11.2 million, or 21%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase is mostly attributable to an increase in salary expenses of $8.0 million.
General and administrative

General and administrative expenses increased by $16.5 million, or 52%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The increase primarily relates to issuance costs of $11.8 and public company expenses of $2.0 million.

Finance Income, net

Finance income, net increased by $66.3 million, or 3,043%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020, mainly due to revaluation to fair value of Restricted Sponsor Shares, Price Adjustment Shares and Derivative warrant liability.
Taxes on Income

Taxes on income increased by $5.3 million, or 94%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020, mainly as a result of tax expenses related to dividend distribution paid out of an income derived by its Beneficiary Enterprise (for additional information regarding additional Israeli corporate tax upon dividend distribution, see - “Part I, Item 10. Additional Information — E. Material U.S Federal Income Tax Considerations —Non-U.S Holders - Tax Benefits Subsequent to the 2005 Amendment.”

Comparison of years ended December 31, 2020 and 2019

Table of Content
For a comparison of our results of operations for the years ended December 31, 2020 and 2019, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus to our Registration Statement on Form F-1, dated October 6, 2021, which comparative information is herein incorporated by reference.
B. Liquidity and Capital Resources

As of December 31, 2021, we had $181.6 million of cash and cash equivalents and short-term investments.
We derive our cash primarily from our business operations and from an investment made by one of our shareholders, net of dividend distributed, and in 2021 we received net proceeds of $17 million from the Business Combination, all of which remained as of December 31, 2021. Additionally operating expenses have also increased as we have invested in growing our business, including the acquisition of Digital Clues for $20.0 million and technological assets for $3.0 million. Currently, our primary liquidity needs are employee salaries and benefits, product development, capital expenditures and organic growth activities, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During each of the fiscal years ended December 31, 2021 and 2020, our capital expenditures amounted to $5.1 million and $6.2 million, primarily consisting of expenditures related to property and equipment and software, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.
We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products, the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions, if any. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If additional funds are not available to us on acceptable terms, or at all, our business, financial condition, and results of operations could be adversely affected.
Credit Facilities

We do not have any credit facilities.
Comparison of years ended December 31, 2021 and 2020

Cash Flows

	Year Ended December 31,
	2021	2020

Net cash provided by operating activities	$36,052	$66,510
Net cash provided by (used in) investing activities	$45,226	$(6,449)
Net cash used in financing activities	$(68,397)	$(8,593)

Table of Content
Operating Activities

For the year ended December 31, 2021, cash provided by operating activities was $36.1 million, mainly as a result of the following: net income of $71.4 million, increase in employees’ stock based compensation expenses of $6.5 million, revaluation of derivative warrants, restricted sponsor shares and price adjustment shares of $67.9 million, increase in deferred revenue of $21.8 million, increase in accounts payables of $4.1 million and depreciation and amortization of $7.1 million.
For the year ended December 31, 2020, cash provided by operating activities was $66.5 million, mainly as a result of the following: net income of $5.8 million, increase in employees’ stock based compensation of $7.3 million, increase in deferred revenue of $47.7 million, increase in accounts payables of $22.4 million and depreciation and amortization of $5.9 million, which was partially offset by an increase in trade receivables of $19.7 million, an increase in deferred tax of $2.8 million and a decrease in trade payables of $1.4 million.
Investing Activities

Cash used in investing activities in the year ended December 31, 2021 was $45.2 million, primarily as a result of cash paid in relation to business combination in the amount of $20 million, purchase of intangible assets of $3 million and purchase of property and equipment in the amount of $5.1 million, which was partially offset by $73.3 million net cash from short term deposits, net.
Cash used in investing activities in the year ended December 31, 2020 was $6.4 million, primarily as a result of cash paid in relation to business combination in the amount of $15.0 million and purchase of property and equipment in the amount of $6.2 million, which was partially offset by $14.8 million net cash from short term deposits, net.
Financing Activities

Cash used in financing activities in the year ended December 31, 2021 was $68.4 million, mainly as a result of a dividend payment in the amount of $100 million, which was partially offset by proceeds from recapitalization transaction in the amount of $29.3 million and proceeds from share issuance of $2.3 million.

Cash used in financing activities in the year ended December 31, 2020 was $8.6 million, mainly as a result of a dividend payment in the amount of $10.0 million, which was partially offset by proceeds from a share issuance in the amount of $1.5 million.

Contractual Obligations and Commitments

Our principal commitments primarily consist of obligations under leases for office space and motor vehicles. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2021 for the upcoming years were as follows:

Table of Content

	Payments Due by Period
	2022	2023	2024	2025	2026	Thereafter	Total
	(in thousands)
Operating lease obligations	$4,891	$4,251	$5,417	$2,221	$1,025	$696	$18,501
Purchase obligations	4,343	—	—	—	—	—	4,343
Total	$9,234	$4,251	$5,417	$2,221	$1,025	$696	$22,844

We have obligations related to unrecognized tax benefit liabilities totaling $3.2 million and others related to severance pay, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.
Comparison of years ended December 31, 2020 and 2019

For a comparison of our cash flows for the years ended December 31, 2020 and 2019, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus to our Registration Statement on Form F-1, dated October 6, 2021, which comparative information is herein incorporated by reference.

Off-Balance Sheet Arrangements

We have instituted a foreign currency cash flow hedging program using foreign currency forward contracts and cylinder option strategy (“Derivative Instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, “Derivatives and Hedging.”
Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation.
Foreign Currency Exchange Risk

Our revenue and expenses are primarily denominated in U.S. dollars and ILS and to a lesser extent, other currencies in our relevant subsidiaries. As some of our sales are denominated in non-U.S. dollars currencies, our revenue is subject to foreign currency risk. In addition, a significant portion of our operating costs in Israel, consisting mainly of salaries and related personnel expenses are denominated in ILS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the ILS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in ILS.

Table of Content
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into Derivative Instruments for trading or speculative purposes. We account for our Derivative Instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $0.1 million and $0.3 million, for the years ended December 31, 2021 and 2020, respectively.
Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk between two major financial institutions. However, failure of one or more of these financial institutions is possible and could result in incurred losses.
As of December 31, 2021, our cash, cash equivalents and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would affect our cash, cash equivalents, restricted cash, and short-term investment balances in amount of $3.2 and $2.4 million as of December 31, 2021 and 2020, respectively.
Interest Rate Risk

As of December 31, 2021, we had cash and cash equivalents of $146 million and short-term deposits of $36 million. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would impact our financial income with $0.1million and $0.3 million for the years ended December 31, 2021 and 2020, respectively.
Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations because substantially most of our sales are denominated in U.S. dollars, EUR or GBP, which have not been subject to material currency inflation, and our operating expenses that are denominated in ILS and U.S. dollar and have not been subject to material currency inflation.
C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $65.5 million, $54.3 million and $46.6 million for the years ended December 31, 2021, 2020 and 2019 respectively. As described in “Part I, Item 3. Key Information—3.D. Risk Factors” and elsewhere in this Annual Report, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Part I, Item 3. Key Information—D. Risk Factors” and “Part I, Item 4. Information on the Company—B. Business Overview—Regulations.” For further information on our research and development policies and additional product information, see “ Part I, Item 4. Information on the Company— B. Business Overview.”

Table of Content
D.    TREND INFORMATION

See “Part I, Item 5. Operating and Financial Review Prospects—A. Operating Results” and “Part I, Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources,” which are incorporated by reference herein.
E.    CRITICAL ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Please see Notes to Consolidated Financial Statements included in Item 18, of this Annual Report on Form 20-F for a summary of significant accounting policies and the effect on our financial statements.

Revenue Recognition
The Company sells its solutions to its customers either directly or indirectly through distribution channels all of whom are considered end users.
For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price the Company would charge if the products and services were sold separately.
The Company satisfies performance obligations either over a time period or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue related to the license for proprietary software is recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenue related to other professional services is generally recognized over time and in certain cases at a point in time upon satisfaction of the performance obligation. Service revenue is included in the Company’s consolidated statements of income as service revenue.

Share-based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718. ASC 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense based on estimated grant date fair value using a binominal option-pricing model.
For all share options granted, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available

Table of Content
on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company used the historical volatility of the stock price of similar publicly traded peer companies. The Company utilized a dividend yield of 0% (5% in the United States), based on its history of declaring dividends on its Ordinary Shares.

Business combination

Accounting for business combinations requires us to make significant estimates and assumptions in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Critical estimates in valuing the acquired intangible assets include, but are not limited to, future expected cash flows from product sales, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from management of the acquired companies and are inherently uncertain.
Income Taxes

We are subject to income taxes mainly in Israel, and the U.S.. Significant judgement is required in determining the provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements.

Recent Accounting Pronouncements

See the Summary of Significant Accounting Policies, of our audited consolidated statements included in this Annual Report for a description of recently issued accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Cellebrite’s executive officers and directors, including their ages as of March 11, 2022. Biographies of the executive officers and directors are also included below.

Table of Content

Name	Age	Position
Executive Officers
Yossi Carmil	54	Chief Executive Officer, Director
Dana Gerner	54	Chief Financial Officer
Leeor Ben-Peretz	46	Chief Strategy Officer
Ronnen Armon	58	Chief Products & Technologies Officer
Mark Gambill	62	Chief Marketing Officer
Alon Klomek	52	Chief Business Officer
Osnat Tirosh	53	Chief People Officer
Ken Basore	57	General Manager, Enterprise Solutions
Directors
Haim Shani	64	Chairman of the Board
Ryusuke Utsumi	56	Director
Yonatan Domnitz	40	Director
Elly Keinan	57	Director
Adam Clammer	51	Director
William Heldfond	33	Director
Nadine Baudot-Trajtenberg	65	Director
Dafna Gruber	57	Director
Executive Officers

Yossi Carmil is our Chief Executive Officer, a position which he has held since 2005, after joining Cellebrite in 2004. From September 2004 to June 2005 Mr. Carmil was Vice President of Sales at Cellebrite. As of June 2019 Mr. Carmil joined our board of directors. Prior to joining Cellebrite, Mr. Carmil served as the Director of Sales at ITS Telecom from 2001 to 2004. Prior to that, he was Vice President, Commercial at Siemens from 1998 to 2001. Mr. Carmil has previously served as a director of Communitake Limited, Cellomat Limited and the German-Israeli Chamber of Commerce. Mr. Carmil currently serves as a director of the American-Israeli Chamber of Commerce. Mr. Carmil holds a Bachelor’s degree in Economics and Business Administration as well as an MBA from the Ludwig-Maximilians University in Munich, Germany.

Dana Gerner is our Chief Financial Officer, a position which she has held since May 2014. Prior to joining Cellebrite, Ms. Gerner served as Chief Financial Officer as well as President & Pool Management Director at Polymer Logistics from February 2000 to April 2014. Prior to that, Ms. Gerner was Chief Financial Officer at Leiman Schlussel from November 1998 to January 2000. She also served as a Senior Manager at Ernst & Young from 1991 to 1996 and Head of Section at the Israeli Defense Force from 1988 to 1990. Ms. Gerner earned a BA in Accounting and Economics from Tel-Aviv University and a Master’s degree in Innovation Management from Swinburne University.

Leeor Ben-Peretz is our Chief Strategy Officer, a position which he has held since February 2020. Prior to serving as Chief Strategy Officer, Mr. Ben-Peretz has held a variety of executive business roles while at Cellebrite since joining Cellebrite in 2009. Prior to joining Cellebrite, Mr. Ben-Peretz served as the Director of Business Development & Channel Sales and the Director of Account Management at InfoGin from 2006 to 2009. Prior to that, he served as Project Manager at Comverse from 2005 to 2006. Mr. Ben-Peretz also served as the Senior Project Manager at Pelephone from 2004 to 2005 as well as Treasurer and Product Manager at Aladdin Knowledge systems from 1998 to 2003. Mr. Ben-Peretz holds

Table of Content
a BA degree in Business and Economics from the Academic College of Tel-Aviv and an Executive MBA degree from the Hebrew University of Jerusalem.

Ronnen Armon is our Chief Products & Technologies Officer, a position which he has held since joining Cellebrite in July 2020. Prior to joining Cellebrite, he was the Chief Operations Officer at Verbit.ai from November 2019 to June 2020. Prior to that, he co-founded Capriza and worked there from July 2011 to November 2019 and became Chief Executive Officer in November 2017. He has also held key VP positions at HP Software from 2007 to 2011 and Mercury from February 2004 to October 2007. Prior to these roles, Mr. Armon served as the General Manager at Enigma from 1992 to 2002. Mr. Armon holds a BSc. degree in Computer Science and Industrial Engineering, and a Master’s degree in System Analysis and Operations Research, both from the Technion, Israel’s Institute of Technology.

Mark Gambill is our Chief Marketing Officer, a position which he has held since joining Cellebrite in December 2018. Prior to joining Cellebrite, Mr. Gambill worked as the EVP Marketing and Chief Marketing Officer at MicroStrategy from May 2014 to December 2018. Prior to that, he served as Chief Marketing Officer at Vocus Inc. from August 2013 to 2014. Additionally, Mr. Gambill has served a variety of executive marketing roles including as VP Integrated Media and Marketing at Home Depot from 2012 to 2013, VP Marketing at Dell Inc. from January 2010 to July 2012, Chief Marketing Officer at CDW Corporation from August 2006 to April 2010, VP Marketing at Manpower from 2000 to 2006, as well as Chief Marketing Officer at ESI Corp. from 1997 to 2000. Mr. Gambill holds a Bachelor of Science degree in Marketing from Florida State University and has completed graduate course work at INSEAD.

Alon Klomek is our Chief Business Officer, a position which she has held since June 2020 after joining Cellebrite as the VP International Sales in June 2012. Prior to working at Cellebrite, Mr. Klomek was the Chief Executive Officer of eXaudios Technologies from January 2010 to June 2012. Prior to that, Mr. Klomec was VP Business PMI at NICE-Actimize from January 2008 to January 2010. Mr. Klomek has held several other positions including various executive roles at NICE Systems Inc. from November 2001 to January 2008, and Sales Manager as well as VP Sales while working at Walla Communication from October 1997 to November 2001. Mr. Klomek holds a Bachelor’s degree in Economics from Tel-Aviv College of Management and an MBA as well as a degree in Business Studies from NYU.

Osnat Tirosh is our Chief People and Corporate Development Officer, a position which she has held since January 2020. Ms. Tirosh joined Cellebrite as EVP Global HR & Strategic Organizational Development in March 2013. Prior to joining Cellebrite, Ms. Tirosh served as the Head of Global Human Resources at Better Place from October 2011 to March 2013. Prior to working at Better Place, Ms. Tirosh served as the Director of International HR and Director of HR at Passave (acquired by PMC-Sierra) from 2004 to October 2011. Additionally, Ms. Tirosh has served a variety of executive HR roles including Director of HR at nLayers from 2003 to 2004, VP HR at Pixel from 1998 to 2002, Senior Buyer at Comverse Infosys from 1997 to 1998, and Human Recourses Classification Unit at both the Government of Israel Ministry of Defense and the Israel air Force from 1986 to 1996. Ms. Tirosh holds a BSc. from NY Institute of Technology in Marketing and Communications and a MSc. degree in Management Engineering from the University of Bridgeport.

Ken Basore is our General Manager of Enterprise Solution, a position he has held since September 2020. Mr. Basore joined Cellebrite after the acquisition of BlackBag Technologies, Inc.

Table of Content
(“Blackbag”) in February 2020. Prior to joining Cellebrite, Mr. Basore served as the CEO of BlackBag from September 2017 to August 2020. Prior to working at BlackBag, Mr. Basore served as the Senior Vice President of Product Engineering at Guidance Software (“Guidance”), which was acquired by OpenText Corporation, from December 2004 to September 2017, where he was responsible for all aspects of the design, development, delivery and support for both on-premise enterprise solutions and SaaS applications. Additionally, Mr. Basore held executive roles in training, information technology and professional services, including Head of Professional Services at Guidance from January 2003 to December 2004, and head of Training and CIO at Guidance from March 2012 to December 2015.

Directors

Ryusuke Utsumi is a Director of Cellebrite, a position which he has held since April 2020. Mr. Utsumi is currently president of SUNCORPORATION after joining SUNCORPORATION in June 2012. Prior to that, Mr. Utsumi served as a General Manager at Chubu Aerospace Industrial Technology Center from June 2009 to June 2012. Prior to that, Mr. Utsumi served as the Incubation Manager at Aichi Venture House from March 2008 to June 2009.

Yonatan Domnitz is a Director of Cellebrite, a position which he has held since April 2020. Mr. Domnitz was appointed as a Director of SUNCORPORATION, the parent company of Cellebrite, in April 2020 and as a director of Bascoft Ltd. He currently serves as a Managing Director and Strategic Analyst at Oasis Management (Hong Kong), a wholly-owned investment sub-advisory affiliate of Oasis Management Company Ltd., having joined the firm as an analyst in August 2012. Prior to his role with Oasis, Mr. Domnitz served as a Forensic Accountant at C. Lewis & Company LLP from January 2010 to August 2012 and RGL Forensics from August 2006 to December 2009. Mr. Domnitz has a BA (Hons) in History from University College London, successfully completed the Legal Practice Course at the College of Law having also attained a Graduate Diploma in Law. Mr. Domnitz qualified as a Chartered Accountant in 2009 and is an Associate member of the Institute of Chartered Accountants in England and Wales.

Haim Shani is a Director of Cellebrite, a position which he has held since 2019, and the Chairman of the Board of Directors as of August 30, 2021. Mr. Shani is currently the Co-founder & General Partner at Israel Growth Partners starting in April 2012. Prior to that, Mr. Shani served as a Director General and the Head of the Competitiveness Committee for the Ministry of Finance from November 2009 to September 2011. Prior to his work at the Ministry of Finance, Mr. Shani served as the Chief Executive Officer of NICE Systems Ltd. from January 2001 to October 2009. Prior to that, Mr. Shani served as VP at Applied Materials from April 1998 to December 2000. Mr. Shani holds a Bachelor’s degree in Industrial and Management Engineering from the Technion — Israel Institute of Technology, and an MBA from INSEAD, France.

Elly Keinan is a Director of Cellebrite, a position which he has held since September 2020. Mr. Keinan currently serves as Group President of Kyndryl starting in March 2021. Prior to that, Mr. Keinan served a variety of executive roles at IBM, including President and Chairman of IBM Japan and General Manager of North America, serving in these various roles from July 1987 to June 2020. Mr. Keinan holds his BS in Computer Science and Electrical Engineering from Rensselaer Polytechnic Institute and his MBA from University of Miami Herbert Business School.

Table of Content
Adam H. Clammer is a Director of Cellebrite, a position which he has held since the consummation of the Business Combination. Mr. Clammer served as the Chief Executive Officer and a Director of TWC from November 2020 until the consummation of the Business Combination. . Mr. Clammer is also a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR since 1995 where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as a director of The Switch since 2016, as Chairman of the Board of LeadVenture since 2017, as a director of Open Lending since 2020 and as a director of Rover Group, Inc (Nasdaq: ROVER) since 2021. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

William Heldfond is a Principal at True Wind Capital, a private equity fund manager focused on technology industry. Mr. Heldfond joined True Wind Capital in 2018. From 2013 to 2016, Mr. Heldfond was an Associate at Accel-KKR, where he helped lead growth equity investments and leveraged buyout transactions within the technology, media and telecommunications sectors across both North America and Western Europe. Prior to joining Accel-KKR, Mr. Heldfond was with Vista Point Advisors, a middle-market investment bank focused on mergers and acquisitions, and private placement advisory within the technology, media and telecommunications sectors. From 2013 to 2017, Mr. Heldfond served as Vice Chairman for the Vanguard Chapter of the Aspen Institute. Mr. Heldfond currently serves as a director of Open Lending, a lending enablement platform for the automotive finance market, since 2021, and also serves on the Board of Directors for W Energy Software, since 2021. Mr. Heldfond holds a B.A. in International Relations with an emphasis in Economics from the University of Southern California, where he graduated Summa Cum Laude and Phi Beta Kappa, and an M.B.A. from Stanford Graduate School of Business.

Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since the consummation of the Business Combination. Ms. Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg currently serves as an Assistant Professor at the Reichman University’s Tiomkin School of Economics in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed both the Masters of Business Administration and Global Masters of Business Administration programs. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including of the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland and Pocketful IL, an privately held Israeli Fintech company. Dr. Baudot-Trajtenberg holds a B.Sc. in Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D. in Economics from Harvard University.

Dafna Gruber is a Director of Cellebrite, a position which she has held since the consummation of the Business Combination. Ms. Gruber also serves as our external director under the Companies Law, since November 2021. Ms. Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms.

Table of Content
Gruber currently serves as an Independent or External Director at Nova Ltd., ICL Group ltd. and Tufin Software Technologies Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report

Board Diversity Matrix (as of March 29, 2022)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	4

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Table of Content
Arrangements for Election of Directors and Members of Management

Prior to the Closing of the Business Combination, (i) two directors, Adam H. Clammer and William Heldfond, were nominated by the Sponsor and accepted by Cellebrite (ii) two directors, Ryusuke Utsumi and Yonatan Domnitz, were nominated by SUNCORPORATION and accepted by Cellebrite, (iii) one director, Haim Shani, was nominated by IGP and accepted by Cellebrite, and (iv) four directors, Elly Keinan, Nadine Baudot-Trajtenberg, Dafna Gruber and Yossi Carmil, were nominated in accordance with Cellebrite’s governing documents and applicable Law, two of whom are external directors as required by Israeli Law and three of whom are Independent Directors (for the avoidance of doubt, the external directors are considered also as independent directors). The Chairperson of Cellebrite’s board of directors is Haim Shani, who has served in such capacity in accordance with the terms of Cellebrite’s governing documents since the Effective Time. The officers of Cellebrite are Yossi Carmil, Dana Gerner, Leeor Ben-Peretz, Ronnen Armon, Mark Gambill, Alon Klomek, Osnat Tirosh and Ken Basore, who were designated by Cellebrite as such prior to the Closing of the Business Combination, and who have served in such capacity in accordance with the terms of Cellebrite’s governing documents since the Effective Time.
B.    COMPENSATION

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2021 was approximately $10.6 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. Additionally, during the year December 31, 2021, we granted to our executive officers and directors under our equity incentive plans 139,840 RSUs.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2021, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2021. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

•Yossi Carmil. Compensation expenses recorded in 2021 of $502 thousands in salary expenses and $129 thousands in social benefits costs.
•Dana Gerner. Compensation expenses recorded in 2021 of $297 thousands in salary expenses and $62 thousands in social benefits costs.
•Mark Gambill. Compensation expenses recorded in 2021 $295 thousands in salary expenses and $38 thousands in social benefits costs.
•Alon Klomek. Compensation expenses recorded in 2021 $293 thousands in salary expenses and $65 thousands in social benefits costs.
•Ken Basore. Compensation expenses recorded in 2021 of $280 thousands in salary expenses and $37 thousands in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives,

Table of Content
convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2021 cash bonus expenses for, Yossi Carmil, Dana Gerner, Mark Gambil, Alon Klomek, and Ken Basore, as provided for in our 2021 financial statements (but due during 2022), were $786, $861, $472, $886 and $203 thousands, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for options and restricted share units granted to Yossi Carmil, Dana Gerner, Mark Gambil, Alon Klomek and Ken Basore of $1,048 thousands, $200 thousands, $276 thousands, $288 thousands and $31 thousands, respectively.

The relevant amounts underlying the equity awards granted to our officers in previous years will continue to be expensed in our financial statements over a four-year period during the years 2021-2024 on account of the grants given in previous years. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

We pay each of our non-employee directors (including our external directors), in accordance with the Companies Law, an annual retainer of $45 thousands, and with respect to an expert external director (as such term is defined in the Companies Law), an annual retainer of $60 thousands. In addition, upon election, non-employee directors, were granted with restricted share units under our incentive plan at a fair market value of $144.6 thousands which shall vest in three equal annual installments (the "Initial Grant"). Following each annual general meeting of our shareholders, beginning with the annual general meeting to be held in 2023, and provided the director is still in office, with restricted share units, at a fair market value of $100 thousands, which shall fully vest on the first anniversary of the grant date (the “Annual Grant”). The awards shall be accelerated in certain change of control events.

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and (iii) the approval of its shareholders at a general meeting, unless exempted pursuant to regulations promulgated under the Companies Law. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:
•at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or

Table of Content
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.
Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate.

Table of Content
Equity Incentive Plans

2008 Share Option Plan
Cellebrite’s 2008 Share Option Plan (the “2008 Plan”) was adopted by its board of directors on August 24, 2008. The 2008 Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Cellebrite.
Authorized Shares. As of December 31, 2021, there were options to purchase 8,635,195 Ordinary Shares outstanding under the 2008 Plan. Ordinary shares subject to options granted under the 2008 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Equity Incentive Plan (the “2021 Plan”).
Administration. Cellebrite’s board of directors, or a duly authorized committee of Cellebrite’s board of directors, administers the 2008 Plan. Under the 2008 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2008 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2008 Plan and take all other actions and make all other determinations necessary for the administration of the 2008 Plan. If the administrator is a duly authorized committee of our board of directors, Cellebrite’s board of directors will determine the grant of options to be made, if any, to members of such committee.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2008 Plan or terminate the 2008 Plan at any time before the date of expiration of its ten year term.
Eligibility. The 2008 Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), unapproved Section 102 options, and Section 3(i) of the Ordinance.
Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.
Grant. All options granted pursuant to the 2008 Plan are evidenced by an option agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The option agreement sets forth the terms and conditions of the option, including the type of option, number of shares subject to such option, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.
Awards. The 2008 Plan provides for options to purchase shares which may be made available from the authorized but unissued shares of Cellebrite or from shares held in Cellebrite’s treasury and not reserved for some other purpose.
Exercise. An option under the 2008 Plan may be exercised by providing Cellebrite with a written notice of exercise and full payment of the exercise price for such shares underlying the option, if applicable, in such form and method as may be determined by the administrator and permitted by

Table of Content
applicable law. Such notice is irrevocable and may not be resigned or revised once it has been delivered to Cellebrite its representative. An option may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with options under the 2008 Plan, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.
Transferability. Neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment. In the event of termination of a grantee’s employment or service with Cellebrite, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2008 Plan.
In the event of termination of a grantee’s employment or service with Cellebrite due to such grantee’s death, retirement or “disability” (as defined in the 2008 Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within 6 months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 6 months period following such date, will terminate and the shares covered by such options shall again be available for issuance under the 2008 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with Cellebrite is terminated for “cause” (as defined in the 2008 Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the 2008 Plan.
Transactions. In the event of a share split, reverse share split, bonus shares (stock dividend), recapitalization, combination or reclassification of our shares, all only if such event generally applies to all shares, the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2008 Plan, to the class and kind of shares subject to the 2008 Plan, as well as the exercise price per share of each outstanding option, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding options, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the option (which need not be only that of Cellebrite, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share.
In the event of a dissolution of liquidation of Cellebrite, the board shall notify each optionee who holds unexercised options as soon as practicable prior to the effective date of such event. The board may allow the exercise of any or all outstanding options, whether or not vested, within 15 days as of the date in which Cellebrite has notified the optionee, and subject to the provisions of the Applicable Law (as defined under the 2008 Plan). To the extant it has not been previously exercised, an option will terminate immediately prior to the event. In the event of a merger, acquisition, shares sale or assets sale, then without the consent of the grantee, the administrator may, but is not required to, (i) cause any outstanding option to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the option (a) provide the grantee with the option to exercise the options as to all or part of the shares, and may provide for an acceleration of vesting of unvested options, or (b) cancel the option and pay in cash, shares of Cellebrite, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the

Table of Content
circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.

2019 Share Option Plan

Cellebrite’s 2019 Share Option Plan (the “2019 Option Plan”) was adopted by its board of directors on June 17, 2019. The 2019 Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Cellebrite.
Authorized Shares. As of December 31, 2021, there were options outstanding to purchase 16,804,846 Ordinary Shares under the 2019 Option Plan. Ordinary shares subject to options granted under the 2019 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan.
Any Shares (a) underlying an option granted under the 2019 Option Plan or an option granted under the 2008 Plan (and any sub-plans) (the “Prior Plans”) (in an amount not to exceed 16,235,405 Shares under the Prior Plan(s)) that has expired, or was cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by Cellebrite, tendered to pay the exercise price of an option (or the exercise price or other purchase price of any option under the Prior Plan(s)), or withholding tax obligations with respect to an option (or any options under the Prior Plan(s)); or (c) if permitted by the Company, subject to an option (or any option under the Prior Plan(s)) that are not delivered to a Grantee because such shares are withheld to pay the exercise price of such option (or of any option under the Prior Plan(s)), or withholding tax obligations with respect to such option (or such other option); shall automatically, and without any further action on the part of Cellebrite or any grantee, again be available for grant of options and shares issued upon exercise of (if applicable) vesting thereof for the purposes of the 2019 Option Plan (unless the 2019 Option Plan shall have been terminated) or unless the board determines otherwise. Such shares may, in whole or in part, be authorized but unissued shares.
Prior Plans. From and after the Effective Date (as defined under the Plan), no further grants or options shall be made under the Prior Plan(s); however, options granted under the Prior Plan(s) before the Effective Date shall continue in effect in accordance with their terms.
Administration. Cellebrite’s board of directors, or a duly authorized committee of Cellebrite’s board of directors, administers the 2019 Option Plan. Under the 2019 Option Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Option Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2019 Option Plan and take all other actions and make all other determinations necessary for the administration of the 2019 Option Plan. If the administrator is a duly authorized committee of our board of directors, Cellebrite’s board of directors will determine the grant of options to be made, if any, to members of such committee.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2019 Option Plan or terminate the 2019 Option Plan at any time before the date of expiration of its ten year term.
Eligibility. The 2019 Option Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), unapproved Section 102 options, and Section 3(i) of the Ordinance.

Table of Content
Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.
Grant. All options granted pursuant to the 2019 Option Plan are evidenced by an option agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The option agreement sets forth the terms and conditions of the option, number of shares subject to such option, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each option will expire ten years from the date of the grant thereof, or upon the earlier termination of the grantee’s employment, unless such shorter term of expiration is otherwise designated by the administrator.
Awards. The 2019 Option Plan provides for options to purchase shares which may be made available from the authorized but unissued shares of Cellebrite or from shares held in Cellebrite’s treasury and not reserved for some other purpose.
Vesting of Options. Unless otherwise determined by the Administration with respect to any, some or all options, each option shall vest over a 4-year period from the date of grant, with one quarter of such options becoming vested on the first anniversary of such grant, and the remaining portion in equal parts every quarter from the first anniversary and until the fourth anniversary of such grant or as otherwise indicated in the grantee’s option agreement. An option may be subject to such other terms and conditions on the time or times when it may be exercised (including by way of performance conditions), as the Administration may deem appropriate. The vesting provisions of individual options may vary.
Exercise. An option under the 2019 Option Plan may be exercised by providing Cellebrite with a written notice of exercise and full payment of the exercise price for such shares underlying the option, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. Such notice is irrevocable and may not be resigned or revised once it has been delivered to Cellebrite its representative. An option may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with options under the 2019 Option Plan, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.
Transferability. Neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment. In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2019 Option Plan.
In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates due to such grantee’s death, retirement or “disability” (as defined in the 2019 Option Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within 12 months after such date of termination, unless otherwise provided by the administrator. Any options which are

Table of Content
unvested as of the date of such termination or which are vested but not then exercised within the 12 months period following such date, will terminate and the shares covered by such options shall again be available for issuance under the 2019 Option Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with Cellebrite or any of its affiliates is terminated for “cause” (as defined in the 2019 Option Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the 2019 Option Plan.
Transactions. In the event of a share split, reverse share split, bonus shares (stock dividend), recapitalization, combination or reclassification of our shares, all only if such event generally applies to all shares, the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2019 Option Plan, to the class and kind of shares subject to the 2019 Option Plan, as well as the exercise price per share of each outstanding option, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding options, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the option (which need not be only that of Cellebrite, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share.
In the event of a dissolution of liquidation of Cellebrite, the board shall notify each grantee who holds unexercised options as soon as practicable prior to the effective date of such event. The board may allow the exercise of any or all outstanding options, whether or not vested, within 15 days as of the date in which Cellebrite has notified the grantee, and subject to the provisions of the Applicable Law (as defined under the 2019 Option Plan). To the extant it has not been previously exercised, an option will terminate immediately prior to the event. In the event of a merger, acquisition, shares sale or assets sale, then without the consent of the grantee, the administrator may, but is not required to, (i) cause any outstanding option to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the option (a) provide the grantee with the option to exercise the option as to all or part of the shares, and may provide for an acceleration of vesting of unvested options, or (b) cancel the option and pay in cash, shares of Cellebrite, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.

2019 Restricted Share and Restricted Share Units Plan

Cellebrite’s 2019 Restricted Share and Restricted Share Units Plan (the “2019 Plan”) was adopted by its board of directors on June 17, 2019. The 2019 Plan provides for the grant and issuance of restricted shares, RSUs or other share-based awards (collectively, awards) to employees, directors, officers, consultants, advisors and other service providers of Cellebrite and its affiliates.
Authorized Shares. As of December 31, 2021, there were awards related to 281,558 Ordinary Shares outstanding under the 2019 Plan.
Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2019 Plan. Under the 2019 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2019 Plan and take all other actions and make all other determinations necessary for the administration of the 2019 Plan. The

Table of Content
administrator also has the authority to amend and rescind rules, policies and regulations relating to the 2019 Plan or terminate the 2019 Plan at any time before the date of expiration of its ten year term.
Tax Regimes. The 2019 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and Section 409A of the Code.
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.
Grant. All awards granted pursuant to the 2019 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. The provisions of the various award agreements entered into under the 2019 Plan need not be identical. Certain awards under the 2019 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.
Awards. The 2019 Plan provides for the grant of restricted shares, RSUs or other share-based awards.
Restricted Shares. The administrator may award Ordinary Shares subject to vesting, or restricted shares to any eligible grantee, including under section 102 of the ordinance. The award agreement may include a purchase price (if applicable) and the terms of payment, which may include payment in cash or, subject to the administrator’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the administrator. During the restricted period the grantee shall possess all incidents of ownership of such restricted shares, subject to the 2019 Plan, including the right to vote and receive dividends with respect to such shares. All securities, if any, received by a grantee with respect to restricted shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original award.
Restricted Share Units.     The administrator may award RSUs to any eligible grantee, including under Section 102 of the Ordinance. An RSU represents the right to receive a number of Ordinary Shares equal to the number of units earned. RSUs are settled following vesting and (if applicable) exercise as provided under the terms of the award agreement. No payment of purchase price will be required as consideration for RSUs, unless included in the award agreement or as required by applicable law. A grantee may be entitled to dividend equivalents, subject to the terms of the award agreement.
The 2019 Plan permits the administrator to grant RSUs subject to deferral arrangements, including pursuant to Section 409A of the Code (“DSUs”). The terms of outstanding DSUs granted to certain employees who are US taxpayers generally provide for four-year vesting subject to continued service of the grantee, and settlement of vested Ordinary Shares on the earliest to occur of (1) the ninth anniversary of the grant date, (2) the date of the grantee’s death, and (3) a change of control of the Company. Grantees are entitled to receive payments of dividend equivalents as to vested DSUs, payable no later than the end of the calendar month in which the dividend is paid to the Company’s shareholders.

Other Share or Share-Based Awards. The administrator may grant other awards under the 2019 Plan pursuant to which shares , cash (in settlement of share-based awards) or a combination thereof, are

Table of Content
or may in the future be acquired or received, or awards denominated in stock units, including units valued on the basis of measures other than market value.
Transferability.     Other than by will, the laws of descent and distribution or as otherwise provided under the 2019 Plan, neither an award nor any right to receive shares in connection with an award are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates, all unvested awards shall terminate as of the grantee’s date of termination, except as otherwise provided in the award agreement or unless otherwise determined by the Board or the administrator.

In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates due to such grantee’s death, retirement or “disability” (as defined in the 2019 Plan), all then-unvested held by such grantee as of the date of termination shall become fully vested.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2019 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.
Vesting. Unless otherwise resolved by the administrator and stated in the award agreement, awards shall vest over a four year period, with 25% of the shares covered by the award vesting on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, of date on which such award was granted), and 6.25% of the shares covered by the award vesting at the end of each subsequent three-month period, provided that the grantee remains in continuous service with the Company or an affiliate as of each such date. Vesting of awards granted under the 2019 Plan shall be suspended during any unpaid leave of absence, other than in the case of any (i) leave of absence which was pre-approved by the Company explicitly for purposes of continuing the vesting of Awards, or (ii) transfers between locations of the Company or any of its Affiliates, or between the Company and any of its Affiliates, or any respective successor thereof. For clarity, for purposes of the 2019 Plan, military leave, paid maternity or paternity leave or paid sick leave are not deemed unpaid leave of absence.
Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2019 Plan, to the class and kind of shares subject to the 2019 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.
In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in

Table of Content
the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, and subject to the terms of the applicable award agreement, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

2021 Share Incentive Plan

The 2021 Share Incentive Plan (the “2021 Plan”), was adopted by our board of directors on August 5, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, officers, consultants, advisors and other persons or entities who provide services to us in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Shares Available for Grants. As of December 31, 2021, there were 1,478,569 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 27,091,732 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,716,873 shares, equal to 10% of our outstanding shares, (ii) any shares subject to awards under the 2008 and the 2019 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year. No more than 24,100,000 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2019 Option Plan or the 2008 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
Administration. Our board of directors or a duly authorized committee of our board of directors will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan, determine the tax track for the purpose of awards subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 5271-1961 (which we refer to as the “Ordinance” herein) and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.
The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

Table of Content
The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten year term.
Eligibility. The 2021 Plan provides for grants of awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and, for awards granted to our United States employees or service providers (including those who are deemed to be residents of the United States for tax purposes), Section 422 of the Code and Section 409A of the Code. For a description of the implications of Section 102, see above under the description of the 2019 Option Plan.
Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.
Each Award Agreement shall provide the vesting schedule for the award as determined by the administrator. The administrator shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding award at such time and under such circumstances as it, in its sole discretion, deems appropriate.
Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Ordinary Shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.
Exercise. An award under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.
Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (other than by reason of death or permanent disability), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s

Table of Content
legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.
Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.
Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.
In the event of a merger or consolidation of the Company, or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award the administrator may (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.
2021 Employee Share Purchase Plan

The ESPP was adopted by our board of directors on August 5, 2021. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment

Table of Content
under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non-Section 423 Component”).
Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,871,687 shares, equal to 1% of our outstanding shares. In 2021 there were no grants of shares with respect to the ESPP. On the first day of each fiscal year beginning with our 2023 fiscal year and ending on and including the fiscal year of 2033, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:
•1% of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or
•such smaller amount as our board of directors may determine.
In no event will more than 36,150,000 Ordinary Shares (subject to adjustment as provided for in the ESPP) be available for issuance under the Section 423 Component.
ESPP Administration. Unless otherwise determined by our board of directors, the compensation committee of our board of directors (or such other committee or sub-committee to which our board of directors delegates administration of the ESPP) will administer the ESPP and will have the authority to interpret the terms of the ESPP, determine eligibility under the ESPP, determine when rights to purchase shares shall be granted and the provisions of each offering of such rights, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to exclude an employee of the Company and any of its designated subsidiaries (a) who is a highly-compensated employee (within the meaning of Section 423(b)(4)(D) of the Code), (b) who has not a service requirement set by the administrator of the ESPP pursuant to Section 423(b)(4)(A) of the Code (such requirement not to exceed two years), (c) who customarily works less than 20 hours per week, (d) whose customary employment is for less than five months per fiscal year, and/or(e)who is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase shares under the ESPP to such employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase shares under the ESPP to such employee in compliance with the laws of such non-U.S. jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. Any of the foregoing exclusions must be applied in an identical manner to all employees under each offering period, in accordance with Treasury Regulation Section 1.423-2(e). Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may

Table of Content
consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Non-Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.
Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our Ordinary Shares to our employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The maximum number of shares that may be purchased by any eligible employee during a particular offering period is 30,000 shares, unless otherwise specified by the administrator in the offering document. The provisions of offerings during separate offering periods under the ESPP need not be identical.
Contributions. Our ESPP will permit participants to purchase our Ordinary Shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 25% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period.
Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our Ordinary Shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Ordinary Shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our Ordinary Shares. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the administrator may, in its discretion, provide that (i) each outstanding purchase right will be (a) assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, (b) terminated in exchange for cash or other property as determined by the administrator, (c) adjusted with respect to the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future; (d) cancelled with accumulated payroll deductions returned to each participant, or (ii) the participant’s accumulated payroll deductions may be used to purchase shares prior to the end of the offering period and before the date of the proposed sale, merger or similar transaction.
Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP is not subject to a specific termination date.

Table of Content
Indemnification

The Company has entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in this Annual Report under the section titled “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Exculpation, Insurance and Indemnification of Office Holders” and is incorporated herein by reference.
C.    BOARD PRACTICES

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.
Additionally, we are a “foreign private issuer” under the Exchange Act. As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the quorum requirement for shareholder meetings and the requirement regarding distribution of annual and interim reports. For more information, see “ Part I, Item 16G. Corporate Governance.” We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic issuers. For more information, see “Part I, Item 3. Key Information — D. Risk Factors—Risks Relating to an Investment in our Securities —As a ‘foreign private issuer’ under applicable securities laws and regulations, Cellebrite is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States, and will follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”
Board of Directors

Under the Companies Law and the Amended Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Pursuant to the Amended Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our board of directors consists of no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.

Table of Content
Our directors who are not external directors are divided among the three classes as follows:
•the Class I directors are Elly Keinan and Yonatan Domnitz, and their terms will expire at the annual general meeting of shareholders to be held in 2022;
•the Class II directors are Haim Shani, William Heldfond and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
•the Class III directors are Yossi Carmil and Adam Clammer, and their terms will expire at our annual meeting of shareholders to be held in 2024.
Our directors, aside from our external directors, and subject to the specific director appointment rights contained in the Amended Articles, according to which (i) two directors shall be nominated by the Sponsor and reasonably acceptable to Cellebrite (each a “Sponsor Director”); (ii) two directors shall be nominated by SUNCORPORATION (each a “SUN Director”) and reasonably acceptable to Cellebrite; and (iii) one director shall be nominated by IGP (“IGP Director”) and reasonably acceptable to Cellebrite, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. Our external directors were elected by our shareholders on November 29, 2021 and are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”

Each director, aside from our external directors, the Sponsor Directors, the SUN Directors and IGP Director, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
With respect to the directors appointed pursuant to the specific appointment rights described above: one Sponsor Director serves in Class II (the “Class II Sponsor Director”) and the other Sponsor Director serves in Class III (the “Class III Sponsor Director”); one SUN Director serves in Class I (the “Class I SUN Director”) and the other SUN Director serves in Class II (the “Class II SUN Director”); and the IGP Director serves in Class II.

The director appointment rights of the Sponsor, SUNCORPORATION and IGP under the Cellebrite Articles are subject to the following limitations:

•The Sponsor has the right to appoint a Class II Sponsor Director and a Class III Sponsor Director during the period commencing on the date of the consummation of the Business Combination and ending on the earlier of (i) the date immediately following Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which TWC and certain affiliates (the “Sponsor Parties”) beneficially own in the aggregate less than two-thirds (2/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the date of the consummation of the Business Combination. Following such period and until the earlier of (i) the date immediately prior to Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which the Sponsor Parties beneficially own in the aggregate less than one-third (1/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the consummation of the Business Combination, the Sponsor has the right to appoint a Class III Sponsor Director.
•SUNCORPORATION has the right to appoint a Class I SUN Director and a Class II SUN Director until such time as SUNCORPORATION and its affiliates cease to beneficially own in the aggregate at least 20% of the issued and outstanding Ordinary Shares. Following such time and until such time as SUNCORPORATION and its affiliates cease to beneficially own in the aggregate at least 10% of the issued and

Table of Content
outstanding Ordinary Shares, SUNCORPORATION has the right to appoint a Class I SUN Director.
•IGP has the right to appoint an IGP Director until such time as IGP and its affiliates cease to beneficially own in the aggregate at least 10% of the issued and outstanding Ordinary Shares.
Under the Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors, the Sponsor Directors, the SUN Directors and IGP Director) from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office or in case of a Sponsor Directors, SUN Directors or IGP Director, by a majority of the holders of the respective director appointment rights. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Director Independence

The Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that each of our directors, other than Mr. Carmil, is an independent director as defined in the Nasdaq corporate governance rules.

Chairperson of the Board

The Amended Articles provide that the Chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq are required to appoint at least two external directors. Our external directors, who were elected by our shareholders on November 29, 2021, are Mses. Gruber and Baudot-Trajtenberg.

Table of Content

Pursuant to the regulations promulgated under the Companies Law, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder (as such term is defined in the Companies Law), and follow the U.S. rules with respect to the appointment of independent directors and the composition of the Board’s committees, may (but are not required to) elect to opt out of the requirement to maintain external directors and opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees. We currently cannot rely on such exemption, due to the fact that SUN Corporation is a controlling shareholder of Cellebrite.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:
•such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or
•the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.
The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.
The initial term of an external director is three years. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:
(i)his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominee;
(ii)his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above); or
(iii)his or her service for each such additional term is suggested by the director himself/herself and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to

Table of Content
additional restrictions set forth in the Companies Law with respect to affiliations of external director nominee.
The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only if such director does not meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. The court may also remove an external director from office, if it determines, at the request of the company, a board member, a shareholder or a creditor that the board member is not able to fulfil his role or if such board member was convicted by a foreign court of certain specific offences.
If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director. Each committee of the board of directors that has the right to exercise the powers of the board of directors must include at least one external director and the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.
The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.
The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):
•an employment relationship;
•a business or professional relationship even if not maintained on a regular basis (but excluding insignificant relationships);
•control; and

Table of Content
•service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.
The term “office holder” is defined in the Companies Law as a general manager (i.e., Chief Executive Officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.
In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority of an Israeli stock exchange.
Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.
If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.
According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) is an audit committee independent financial expert according to U.S. law and (ii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.
A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Table of Content
Lead Independent Director

Our board of directors adopted corporate governance guidelines after the listing of our Ordinary Shares on Nasdaq, which now serve as a flexible framework within which our board of directors and its committees operate subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairman of the board of directors and Chief Executive Officer are held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstance, the guidelines also provide that the non-executive board members shall designate an independent director, who has served a minimum of one year as a director, to serve as the lead independent director. If at any meeting of the board of directors the lead independent director is not present, then for the purpose and duration of such meeting one of the following (in the following order) will act as the lead independent director: the chairman of the audit committee, chairman of the compensation committee, or an independent member of the board appointed by a majority of the independent members of the board present.

The authorities and responsibilities of the lead independent director include, but are not be limited to, the following:
•presiding as chairman of meetings of the board of directors at which the chairman of the board of directors is not present, including executive sessions of the independent members of the board of directors;
•serving as liaison between the chairman of the board of directors and the independent members of the board of directors;
•approving meeting agendas for the board of directors;
•approving information sent to the board of directors;
•approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
•having the authority to call meetings of the independent members of the board of directors; and
•ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director’’ under the Companies Law is defined as either an external director or as a director who meets the following criteria:
•he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to

Table of Content
companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and
•he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.
Each member of our audit committee (each, as identified in the second paragraph under the sub-heading “Listing Requirements” below) is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.
The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors.
Listing Requirements

Under the corporate governance rules of Nasdaq we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and William Heldfond. Dafna Gruber serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board has determined that Dafna Gruber is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the Nasdaq corporate governance rules. These responsibilities include, but are not limited to:
•retaining and terminating our independent auditors, subject to ratification by the board of directors and by the shareholders;
•pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•overseeing the accounting and financial reporting processes of our company;
•overseeing audits of our financial statements;
•preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

Table of Content
•reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;
•recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;
•reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;
•identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
•reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of service) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
•establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to our company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of whom must serve as chairman. Each compensation committee member who is not an external director must be a director whose compensation is similar to the amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under the sub-heading “Listing Requirements” below) fulfils the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq we are required to maintain a compensation committee consisting of at least two independent directors.
Our compensation committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and Elly Keinan. Nadine Baudot-Trajtenberg serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq including the additional independence requirements applicable to the members of a compensation committee.

Table of Content
Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
•making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;
•reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;
•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
•exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.
An office holder is defined in the Companies Law as a director, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the chief executive officer. Each person listed in the table under the section titled “Directors and Senior Management” is an office holder under the Companies Law.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:
•recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;
•reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
•administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and

Table of Content
second, by a majority of the Ordinary Shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
•such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.
Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.
If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its Annual Report for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement (under special circumstances, the compensation committee, board of directors and the shareholders may approve terms of employment or engagement of an office holder which do not comply with the compensation policy. The board of directors may approve terms of employment or engagement of an office holder despite the objection of the shareholders on the condition that the compensation committee and then the board of directors approve it, on the basis of detailed grounds and after discussing again such terms of employment or engagement). The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
•the education, skills, experience, expertise and accomplishments of the relevant office holder;
•the office holder’s position and responsibilities;
•prior compensation agreements with the office holder;
•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;
•if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

Table of Content
•if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.
The compensation policy must also include, among other things:
•with regards to variable components:
•with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;
•the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.
•a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
•the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
•a limit to retirement grants.
Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers upon the attainment of preset periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer

Table of Content
and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer is entitled to approve performance objectives for executive officers who report to him.
The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.
The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Nominating and Governance Committee

Our nominating and governance committee consists of Haim Shani and Yonatan Domnitz. Mr. Domnitz serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:
•overseeing and assisting our board in reviewing and recommending nominees for election of directors;
•assessing the performance of the members of our board; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Table of Content
Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law (which refers to the Internal Audit Law 5752-1992), the internal auditor shall not, outside the body in which he or she serves as internal auditor, have any responsibility which creates or is liable to create a conflict of interests with his or her responsibility as internal auditor. In addition, the internal auditor shall not, in the body in which he or she serves as internal auditor, have any responsibility other than internal audit, except for the responsibilities of a commissioner of public complaints or of a commissioner of employees’ complaints, and even that only if the additional responsibility does not interfere with the performance of his or her primary responsibility. As of December 31, 2021, our internal auditor is Deloitte Global Network.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Directors and Senior Management” is an office holder under the Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
•information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and
•all other important information pertaining to such action.
The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:
•refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;
•refrain from any activity that is competitive with the business of the company;
•refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.
Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest, including any substantial fact or document, a sufficient time before the date for discussion of the approval of such act. Any such approval is subject to the terms of the Companies Law

Table of Content
setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company, no later than the meeting of the board of directors in which the transaction is first considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person who votes by virtue of a power of attorney given to him by the office holder, even if the office holder giving the voting proxy does not have a personal interest, and the person who was given a power of attorney by the office holder who has a personal interest, shall also be deemed a vote of a person with a personal interest, irrespective of whether the person who votes has or does not have discretion.
If it is determined by the Audit Committee that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s best interests may not be approved by the board of directors.
Pursuant to the Amended Articles, a transaction between the company and an office holder, and a transaction between the company and another entity in which an office holder of the company has a personal interest, in each case, which is not an non extraordinary transaction (as defined above), shall require only the approval by the board of directors or a committee of the board of directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required. However, an office holder who has a personal interest may participate in order to present the transaction, if the chairman of the audit committee or the chairman of the board of directors, as applicable, decided that he/she is needed for the presentation.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Part I, Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers.”

Table of Content
Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his or her rights and in fulfilling his or her duties toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
•an amendment to the company’s articles of association;
•an increase of the company’s authorized share capital;
•a merger; or
•interested party transactions that require shareholder approval.
In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Personal interests of a controlling shareholder

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders holding voting rights in a company and each of whom has a personal interest in the approval of the same transaction shall be considered to be joint holders.
Extraordinary transactions with a controlling shareholder or with relatives of a controlling shareholder or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for him or her to provide services to the company, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders’ approval must be by a special majority. In addition, any such extraordinary transaction whose term is more than three years generally requires approval as described above every three years.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association.

Table of Content
The Amended Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder from the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;
•reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (iii) in connection with a monetary sanction;
•reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”);
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder pursuant to certain provisions of the Israeli Economic Competition Law, 5758-1988; and
•any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an office holder.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;
•a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;
•a financial liability imposed on the office holder in favor of a third-party;
•a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding;

Table of Content
•expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law; and
•any other event, occurrence, matters or circumstances under any law with respect to which the company may, or will be able to, insure an office holder.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine, monetary sanction, or forfeit levied against the office holder.
Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets, or obligations.
The Amended Articles allow us to exculpate, indemnify, and insure our officer holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $250 million, 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and 10% of our total market cap calculated based on the average closing price our Ordinary Shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Ethics and Integrity Committee

The Company has an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is comprised of approximately eight industry experts, which include ethics experts,

Table of Content
legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.

D.    EMPLOYEES

As of December 31, 2021, we had 900 full-time employees, consisting of 138 employees in operations and services, 318 employees in research and development, 166 employees in general and administrative and 278 employees in sales and marketing. Among our full-time employees as of December 31, 2021,239 were in North America, the Middle East and Africa (including 500 in Israel), 97 were in Europe, 52 were in Asia Pacific and 12 in Latin America. Our employees are driven by the ability to empower public safety heroes in saving lives and combating crime as well as contributing directly to a safer corporate environment. Additionally, approximately 8.4% of our employees have worked for police, military or intelligence agencies.

E.    SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see “Part I, Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see “Part I, Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
.
A.    MAJOR SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;
•each of our directors;
•each of our executive officers; and
•all of our directors and executive officers as a group.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Table of Content
The percentage of Ordinary Shares beneficially owned is computed on the basis of 188,540,480 Ordinary Shares outstanding as of March 11, 2022.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, or director have been pledged as security. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Unless otherwise noted below, each shareholder’s address is 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
5% Holders:
SUNCORPORATION(1)	95,597,718	50.7%
IGP Saferworld, Limited Partnership(2)	32,631,492	17.3%
True Wind Capital Management (3)	13,387,500	17.1%
Name and Address of Beneficial Owners Executive Officers and Directors
Yossi Carmil	4,031,120	2.1%
Dana Gerner	1,414,961	*%
Leeor Ben-Peretz	1,136,277	*%
Ronnen Armon	293,840	*%
Mark Gambill	811,781	*%
Alon Klomek	976,989	*%
Osnat Tirosh	1,134,001	*%
Ken Basore	129,530	*%
Ryusuke Utsumi	-	-
Yonatan Domnitz	-	-
Haim Shani(4)	-	-
Elly Keinan	155,755	*%
Adam H. Clammer(5)	750,000	*%
William Heldfond	-	-
Dafna Gruber	-	-
Nadine Baudot-Trajtenberg	-	-
All Executive Officers and Directors as a Group	10,834,254	5.7%
____________
*    Less than 1%
(1)    According to a Schedule 13G filed with the SEC on February 10, 2022, SUNCORPORATION is the sole beneficial owner of the Ordinary Shares. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan. SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange.
(2)    According to a Schedule 13G filed with the SEC on February 24, 2022, IGP Saferworld, Limited Partnership (“IGP Saferworld”) directly holds all of the 32,631,492 reported ordinary shares. IGP Investments (G.P.L.P), Limited Partnership serves as the general partner to IGP Saferworld and IGP Investments (G.P.), Ltd., in turn, serves as the general partner to IGP Investments (G.P.L.P), Limited Partnership. Additionally, Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. and possess ultimate voting and investment authority with respect to all of the reported ordinary shares beneficially owned by IGP Saferworld. All of the reporting persons disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they

Table of Content
may have therein, directly or indirectly. The address of each of the persons named in this footnote is 3 Arik Einstain St., Building B, 9 floor, Herzliya, 4659071, Israel.
(3)    According to a Schedule 13F filed with the SEC on February 4, 2022 and a Schedule 13D filed with the SEC on September 9, 2021, reflects the forfeiture of 1,500,000 ordinary shares pursuant to the terms of a certain Letter Agreement, dated September 10, 2020, by and among TWC Tech Holdings II Corp, its officers, its directors and TWC Tech Holdings II, LLC, and 9,666,667 Ordinary Shares underlying the Company’s Warrants owned by TWC Tech Holdings II, LLC. TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, James H. Greene Jr. and Adam H. Clammer may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by TWC Tech Holdings II, LLC. The address of each the persons named in this footnote is c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111
(4)    According to a Schedule 13G filed with the SEC on February 24, 2022, Mr. Shani may be deemed the beneficial owner of 32,631,492 ordinary shares directly held by IGP Saferworld. For more information, see footnote 2.
(5)    According to a Schedule 13D filed with the SEC on September 9, 2021, Mr. Clammer may be deemed the beneficial owner of 23,804,167 shares as of the date hereof. This number consists of the 23,054,167 shares beneficially owned through TWC Tech Holdings II, LLC and 750,000 shares held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets. For more information, see footnote 3.

Option Holdings

Pursuant to SEC rules, the following table provides information as of March 11, 2022 regarding all options to purchase our ordinary shares (including options exercisable and unexercisable) held by our Chief Executive Officer Yossi Carmil, who is our only executive officer or director who owned more than 1% of our ordinary shares outstanding as of that date.

Number of Ordinary Shares Underlying Option	Exercise Price	Expiration Date
757,987	$2.43	7/1/2027
1,055,424	$2.49	7/1/2028
527,712	$3.02	4/1/2029
551,788	$2.57	6/17/2029
551,787	$3.05	6/17/2029
551,787	$3.59	6/17/2029
551,783	$4.22	6/17/2029
132,196	$6.60	2/15/2032

Changes in Ownership

This item is not applicable because the Business Combination closed on August 30, 2021.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2021, there were 28 registered holders of our shares in the United States, including Cede & Co., the nominee of the Depository Trust Company), together holding approximately 11% of our outstanding

Table of Content
Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

B.    RELATED PARTY TRANSACTIONS
    The below is a description of all reportable related party transactions since January 1, 2021.

Business Combination Agreement
    On April 8, 2021, TWC entered into the Business Combination Agreement with Cellebrite and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into TWC, with TWC surviving the Merger. On August 30, 2021, the Business Combination was consummated with TWC becoming a wholly-owned subsidiary of Cellebrite and the security holders of TWC becoming security holders of Cellebrite.

Cellebrite issued TWC security holders the following securities at the Effective Time: each Public Share was converted into the right to receive one (1) Cellebrite Ordinary Share (the “Per Share Merger Consideration”).

At the Effective Time, each TWC warrant was converted into a Cellebrite warrant, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination. Additionally, each option and restricted stock unit of Cellebrite remains outstanding, subject to adjusted terms to reflect the effect of the stock split at the time of the Business Combination on Cellebrite Ordinary Shares.

Sponsor Support Agreement
Contemporaneously with the execution of the Business Combination Agreement, TWC, Sponsor, Cellebrite and the Sponsor Parties entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (i) each Sponsor Party and each director of TWC agreed to vote in favor of, and to adopt and approve, the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) each Sponsor Party agreed to deliver a duly executed copy of the Investor Rights Agreement (as defined below) on the date of Closing, (iii) each Sponsor Party acknowledges the lock-up restrictions set forth in the Amended Articles (as described below) and acknowledges that such lock-up restrictions shall be binding and enforceable against such Sponsor Party upon the Amended Articles coming into effect and (iv) each Sponsor Party agreed to waive and not exercise any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Class B common stock of TWC convert into TWC Shares under the terms of TWC’s certificate of incorporation. In addition:
•        the Sponsor Parties agreed to forfeit, on a pro rata basis, immediately prior to the Effective Time, a number of TWC Shares equal to (x) 1,500,000, plus (y) the excess (if any) of TWC’s unpaid transaction expenses as of the Closing (to the extent not paid by the Sponsor and/or the Sponsor Parties without further liability to TWC) over the sum of the Additional TWC Cash plus $40,000,000, divided by the Reference Price (the “Equity Cancellation”); and
•        the Cellebrite Ordinary Shares issued in respect of TWC Shares held by the Sponsor Parties as of the date of the Sponsor Support Agreement and not forfeited pursuant to the Equity Cancellation will be subject to vesting criteria (on a pro rata basis) as follows:

Table of Content
•        44.4444444444% of such Cellebrite Ordinary Shares will automatically vest at the Closing;
•        22.2222222222% of such Cellebrite Ordinary Shares will vest upon the occurrence of a Triggering Event I;
•        22.2222222222% of such Cellebrite Ordinary Shares will vest upon the occurrence of a Triggering Event II;
•        11.1111111112% of such Cellebrite Ordinary Shares will vest upon such time as the volume weighted average price of Cellebrite Ordinary Shares is, at any time during the Price Adjustment Period, greater than or equal to $30.00 over any twenty (20) trading days within any thirty (30) trading day period; and
•        provided, that (x) the Price Adjustment Period for purposes of determining the vesting of such Cellebrite Ordinary Shares will be deemed to be a period of seven (7) years, (y) in the event of a Change of Control of Cellebrite during the Price Adjustment Period (as described in the foregoing clause (x)), all unvested Cellebrite Ordinary Shares will vest and (z) upon the expiration of the Price Adjustment Period (as described in the foregoing clause (x)), any unvested Cellebrite Ordinary Shares that have not vested as of such time will be forfeited.
The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the termination of the Business Combination Agreement, (ii) the expiration of all covenants, rights and obligations set forth therein and (iii) the written agreement of TWC, the Sponsor and Cellebrite. Upon such termination of the Sponsor Agreement, all obligations of the parties under the Sponsor Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereofor the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Agreement prior to such termination.

Cellebrite Holders Support Agreement
Contemporaneously with the execution of the Business Combination Agreement, TWC, Cellebrite and certain shareholders of Cellebrite entered into shareholder support agreements (the “Cellebrite Shareholders Support Agreements”), pursuant to which, among other things, such shareholders agreed to (i) vote in favor of, and to adopt and approve, the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) deliver a duly executed copy of the Investor Rights Agreement substantially simultaneously with the Effective Time and (iii) acknowledge the lock-up restrictions set forth in the Amended Articles and acknowledge that such lock-up restrictions shall be binding and enforceable against such shareholders upon the Amended Articles coming into effect.
The Cellebrite Holders Support Agreement terminated in its entirety upon the consummation of the Business Combination.

Investors Rights Agreement

Pursuant to the Business Combination Agreement, certain TWC stockholders who received Ordinary Shares and certain Cellebrite shareholders (collectively “Cellebrite Equityholders”) and Cellebrite entered into the Investor Rights Agreement, pursuant to which, among other things, Cellebrite agreed to file a registration statement within 30 days of the Effective Time to register for resale under the Securities Act (x) the Ordinary Shares and the Warrants issued or issuable pursuant to the Business Combination Agreement (including the Ordinary Shares underlying the Warrants, any and all earned

Table of Content
Price Adjustment Shares (as defined in the Business Combination Agreement), and the Ordinary Shares issued pursuant to the Share Purchase Agreement) and (y) certain Ordinary Shares held by Cellebrite Equityholders which were subject to registration rights pursuant to other registration rights agreements in existence prior to the date thereof. The Company filed registration statement on Form F-1 on September 27, 2021, which became effective on October 6, 2021. The Investor Rights Agreement also permits underwritten takedowns and provides for customary “piggyback” registration rights. Cellebrite agreed to indemnify the Sponsor and certain of the Sponsor’s related persons from certain liabilities arising from the Business Combination Agreement, the transactions agreements relating to the Business Combination, and the transactions and filings contemplated thereby, subject to certain limitations set forth in the Investor Rights Agreement.

Amended Articles of Association Lock-up
The Sponsor Parties are subject to a lock-up (subject to certain exceptions for permitted transfers) with respect to the Company Ordinary Shares they hold immediately prior to the Closing (but excluding any shares acquired through the public market or the PIPE Investment or shares received by stockholders of the SPAC excluding Sponsor and Sponsor Parties pursuant to the BCA or the exercise of any Company Warrants (as defined in the Merger Agreement) until the date that is 180 days following the Closing Date. The lock-up restrictions on transfer of the Sponsor Parties’ Cellebrite Ordinary Shares shall terminate and no longer be applicable upon the date following the Closing Date on which the Cellebrite completes a liquidation, merger, capital stock exchange, or other similar transaction that results in all of Cellebrite’s shareholders having the right to exchange their Cellebrite Ordinary Shares for cash, securities or other property.

Additionally, the Ordinary Shares of each Company shareholder (other than purchases in the PIPE Investment or Sponsor Parties) (“Ordinary Shareholders”) became locked up for 180 days after the Closing Date, subject to the early release provisions described below. Notwithstanding the above, Ordinary Shares held by Ordinary Shareholders shall be released from the lock-up on or prior to the date that is 180 days after the Closing based on the following release conditions: (i) an additional 15% of the covered shares held by an Ordinary Shareholder shall be automatically released from the lock-up when the VWAP of the Company Ordinary Shares for 20 days within any 30 day period equals or exceeds $15 any time commencing 90 days following the Closing; and (ii) all locked-up shares held by an Ordinary Shareholder shall be automatically released from the lock-up upon a Change of Control of the Company. The following shares shall not be subject to the lockup conditions: (i) any PIPE Shares; (ii) Ordinary Shares acquired in the public market; and (iii) Ordinary Shares received by stockholders of the SPAC (excluding the Sponsor and Sponsor Parties) pursuant to the BCA or the exercise of any Company Warrants (as defined in the Merger Agreement). Additionally, 15% of Ordinary Shares held by all Ordinary Shareholders (other than those not already subject to the lockup condition as per the above) are not subject to the lock-up restrictions, except those held by the following parties: (i) the Sponsor Parties; (ii) SUN Corporation; (iii) IGP; (iv) Yossi Carmil; (v) Dana Gerner; and (vi) any other persons selling shares to PIPE Investors and (and those who buy shares from such persons). Each person selling Ordinary Shares pursuant to the PIPE Investment under a Share Purchase Agreement (any such Person, a “Selling Shareholder”) or the Sponsor will be locked up for 180 days with respect to 100% of their shares subject to the early release provisions described below.

There are additional “permitted transfer” exceptions to the above restrictions for share transfers pursuant to probate, bona fide gifts to charitable organizations, transfers to immediate family members, etc. (provided that certain of such transferees are still subject to the above restrictions).

Table of Content
Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. See “Part I, Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Exculpation, Insurance and Indemnification of Office Holders” for additional information.

Distribution Agreement with SUNCORPORATION
We expect to enter into a new distribution agreement with SUNCORPORATION, which will replace a previous distribution agreement which expired on December 31, 2021.

Under the proposed Distribution Agreement, SUNCORPORATION will be the non-exclusive distributor for the promotion, marketing and sale of our mobile solutions in Japan. The Distribution Agreement was approved by the audit committee and our board of directors on February 13, 2022 and 15 February, 2022 respectively, following the determination of the audit committee that the Distribution Agreement is not deemed to be an "extraordinary transaction" under the Companies Law

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 of this Annual Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, Cellebrite may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Cellebrite is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Cellebrite, would individually or in the aggregate have a material effect on its business or financial condition.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on

Table of Content
a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court.

B.    SIGNIFICANT CHANGES

A discussion of significant changes since December 31, 2021 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS
The Ordinary Shares and Warrants are listed on Nasdaq under the symbols CLBT and CLBTW, respectively.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
See “Part I, Item 9. The Offer and Listing—A. Offer and Listing Details.”
D.    SELLING SHAREHOLDERS
Not applicable.
E.    DILUTION
Not applicable.
F.    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.
Material U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares and Warrants. This discussion applies only to the Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of Ordinary Shares and Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws

Table of Content
are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Cellebrite has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.
This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•banks, insurance companies, and certain other financial institutions;
•regulated investment companies and real estate investment trusts;
•brokers, dealers, or traders in securities;
•traders in securities that elect to mark to market;
•tax-exempt organizations or governmental organizations;
•U.S. expatriates and former citizens or long-term residents of the U.S.;
•persons holding Ordinary Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;
•persons that actually or constructively own 5% or more (by vote or value) of the outstanding Ordinary Shares;
•founders, sponsors, officers or directors of TWC;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);
•S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•U.S. Holders having a functional currency other than the U.S. dollar;
•persons who hold or received Ordinary Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and
•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

Table of Content
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND/OR WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND/OR WARRANTS.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our Amended Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.    MATERIAL CONTRACTS
For information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
D.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our Ordinary Shares and Warrants. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the Ordinary Shares or Warrants, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.
The ownership or voting of our Ordinary Shares and Warrants by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Amended Articles or by the laws of the State of Israel.

E.    TAXATION
U.S. Federal Income Tax Treatment of Cellebrite
Utilization of TWC’s Tax Attributes and Certain Other Adverse Tax Consequences to Cellebrite and Cellebrite’s Shareholders.
Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is

Table of Content
respected as a foreign corporation for purposes of Section 7874. Specifically, Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, (iii) the Third Country Rule does not apply, and (iv) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.
Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, Cellebrite expects that the Section 7874 Percentage should be less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to Cellebrite or TWC after the Merger.
If the Section 7874 Percentage applicable to the Merger is at least 60% but less than 80% and the Third Country Rule does not apply (as expected), Cellebrite and certain of Cellebrite’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Cellebrite include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that TWC will have a significant amount of inversion gain as a result of the Merger. Moreover, if it is determined that the Section 7874 Percentage is at least 60% and that Cellebrite is tax resident in a jurisdiction other than Israel, the Third Country Rule would apply and Cellebrite would be treated as a U.S. corporation under Section 7874 of the Code in the same manner as described above under “— Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes.”
The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. In addition, changes to the rules in Section 7874 or Section 7874 Regulations, or other changes in law, could adversely affect the above determination for U.S. federal income tax purposes. Therefore, the application of Section 7874 is inherently uncertain. There can be no assurance that the IRS will not challenge whether Cellebrite is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Cellebrite, significant adverse tax consequences would result for Cellebrite and for certain Cellebrite shareholders, including a higher effective corporate tax rate on Cellebrite.

U.S. Holders
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to U.S. Holders
Distributions on Ordinary Shares
If Cellebrite makes distributions of cash or property on the Ordinary Shares, such distributions will be treated first as a dividend to the extent of Cellebrite’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by Cellebrite (or another applicable withholding agent). If Cellebrite does not provide calculations of its earnings and profits under U.S. federal income tax principles, all cash distributions may be reported as dividends for

Table of Content
U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussions above under “— Utilization of TWC’s Tax Attributes and Certain Other Adverse Tax Consequences to Cellebrite and Cellebrite’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:
•either (a) the shares are readily tradable on an established securities market in the United States, or (b) Cellebrite is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;
•Cellebrite is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Cellebrite’s taxable year in which the dividend is paid or the preceding taxable year;
•the U.S. Holder satisfies certain holding period requirements;
•the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and
•the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).
There can be no assurances that Cellebrite will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel. In addition, there also can be no assurance that Ordinary Shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, Cellebrite will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares.
The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cellebrite with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category

Table of Content
income.” The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.
Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.
Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
This discussion assumes that any consideration received (or deemed received) by a holder in consideration for the sale or other taxable disposition of our Ordinary Shares or Warrants will be in U.S. dollars.

Exercise, Lapse, or Redemption of a Warrant
Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of U.S. Holder’s initial investment in the Warrant (or, with respect to Warrants received in the Merger, the U.S. Holder’s tax basis in the TWC warrant exchanged therefor (assuming the Merger is not a taxable transaction under Sections 368(a) or 367(a) of the Code) and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the Ordinary Shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

Table of Content
It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received in a regular exercise of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the aggregate exercise price of such Warrants. A U.S. Holder’s holding period for the Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Warrants, including when a U.S. Holder’s holding period would commence with respect to the Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.
Subject to the PFIC rules described below, if Cellebrite redeems Warrants for cash pursuant to the redemption provisions described in the section of this registration statement entitled “— Description of Warrants — Public Warrants” or if Cellebrite purchases Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.”

Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Cellebrite if, for example, the adjustment increases the holder’s proportionate interest in Cellebrite’s assets or earnings and profits (for instance, through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from equal to the fair market value of such increased interest.
The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Cellebrite if, for example, the adjustment increases the holder’s proportionate interest in Cellebrite’s assets or earnings and profits (for instance, through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on

Table of Content
Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Ordinary Shares and Warrants could be materially different from that described above, if Cellebrite is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or
•at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, Cellebrite will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Cellebrite own, directly or indirectly, 25% or more (by value) of the stock.
Cellebrite’s status as a PFIC will depend on the nature and composition of its income and the nature, composition and value of its assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset. If Cellebrite is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (determined by disregarding certain downward attribution rules) (“CFC”) and not publicly traded for the relevant taxable year, however, the test will be applied based on the adjusted basis of Cellebrite’s assets.
Treasury Regulations adopted in 2021, or the New Regulations, modify certain of the rules described above. Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.
The New Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021. A shareholder, however, may choose to apply such rules for any open taxable year beginning before January 14, 2021, provided that, with respect to a non-U.S. corporation being tested for PFIC status, the shareholder consistently applies certain of the provisions of the New Regulations and certain other Treasury Regulations for such year and all subsequent years. Investors who are U.S. Holders should consult their own tax advisors regarding the impact and applicability of the New Regulations.
Cellebrite expects that it would be considered “publicly traded” for the 2021 taxable year because its stock was publicly traded, other than in de minimis quantities, for at least twenty days during the 2021 taxable year. Therefore, Cellebrite will apply the 50% passive asset test using the fair market value of its assets. This determination, however, is subject to uncertainty. In addition, Cellebrite’s status may depend, in part, on how quickly it utilizes its cash on-hand and cash from future financings in its business.
Based on the foregoing, with respect to the past 2021 taxable year, Cellebrite believes that it was not a PFIC (based in part on its belief that it was not classified as a CFC in the past taxable year) and presently does not anticipate that it will be a PFIC based upon the value of its assets, including any goodwill, and the nature and composition of its income and assets.
Nevertheless, whether Cellebrite is treated as a PFIC is determined on an annual basis. As discussed above, the determination of whether a non-U.S. corporation is a PFIC is a factual determination

Table of Content
that depends on, among other things, the composition of Cellebrite’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Cellebrite will be a PFIC in 2022 or for any future taxable year. In addition, Cellebrite’s U.S. counsel expresses no opinion with respect to Cellebrite’s PFIC status for 2021, 2022, or future taxable years.
Under the PFIC rules, if Cellebrite were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares or Warrants, Cellebrite would continue to be treated as a PFIC with respect to such holder unless (i) Cellebrite ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid QEF (as described below) election for the first taxable year in which the holder owned such holder’s Ordinary Shares in which Cellebrite was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which Cellebrite is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Cellebrite subsequently becomes a PFIC.
For each taxable year that Cellebrite is treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge and transfers of Ordinary Shares or Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Ordinary Shares or Warrants (collectively the “excess distribution rules”), unless, with respect to the Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Ordinary Shares or Warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding     period for the Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Cellebrite’s first taxable year in which Cellebrite is a PFIC, will be treated as ordinary income;
•the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in its holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and
•the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.
Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares or Warrants as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect equity interests in subsidiaries and other entities which Cellebrite may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Cellebrite does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Cellebrite’s subsidiaries.

Table of Content
If Cellebrite is a PFIC, a U.S. Holder of shares in Cellebrite may avoid taxation under the excess distribution rules described above in respect to the Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if Cellebrite provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. If Cellebrite determines that it is a PFIC for any taxable year, Cellebrite may decide at that time to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Ordinary Shares. There can be no assurance, however, that Cellebrite will have timely knowledge of its status as a PFIC in the future or that Cellebrite will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.
A U.S. Holder that makes a QEF election with respect to its Ordinary Shares would generally be required to include in income for each year that Cellebrite is treated as a PFIC the U.S. Holder’s pro rata share of Cellebrite’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Ordinary Shares. Any net deficits or net capital losses of Cellebrite for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Ordinary Shares by a corresponding amount. If Cellebrite owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Cellebrite’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Cellebrite will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Cellebrite may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Cellebrite will be able to cause the Lower-Tier PFIC to provide such required information.
If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Cellebrite is a PFIC, then the Ordinary Shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period for the Ordinary Shares.
It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and Cellebrite was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Ordinary Shares (or has previously made a QEF election with respect to the Ordinary Shares), the QEF election will apply to the newly acquired Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes

Table of Content
a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
U.S. Holders should consult their tax advisors as to the availability and desirability of a QEF election.
Alternatively, if Cellebrite is a PFIC and the Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for its Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder generally will include in income for each year that Cellebrite is treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Cellebrite makes would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of Warrants will not be able to make a mark-to-market election with respect to their Warrants.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Ordinary Shares.
If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Cellebrite is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the

Table of Content
end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.
U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Cellebrite is a PFIC.
The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.
Non-U.S. Holders
The section applies to Non-U.S. Holders of Ordinary Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Warrants that is for U.S. federal income tax purposes not a U.S. Holder, including:
•a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
•a foreign corporation; or
•a foreign estate or trust;
but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual an individual who is present in the United States for 183 days or more in the taxable year of the disposition of Ordinary Shares or Warrants (except to the extent discussed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares or Warrants.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to Non-U.S. Holders
Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares and/or Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:
•the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or
•in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Table of Content
Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Ordinary Shares and Warrants.
The characterization for United States federal income tax purposes of the redemption of the Non-U.S. Holder’s Warrants generally will correspond to the United States federal income tax treatment of such a redemption of a U.S. Holder’s warrants, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Warrants” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the paragraphs above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to Non-U.S. Holders” based on such characterization.
Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends received by U.S. Holders of Ordinary Shares, and the proceeds received on the disposition of Ordinary Shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of

Table of Content
any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
Additionally, certain U.S. Holders that hold an interest in “specified foreign financial assets” (which may include the Ordinary Shares) are required to report information relating to such assets on IRS Form 8938, subject to certain exceptions. Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of the Ordinary Shares.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material Israeli Tax Considerations
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations
The following is a brief summary of the material Israeli tax laws applicable to Cellebrite, and certain Israeli Government programs that benefit Cellebrite. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities, trusts or foundations, partnerships, controlled foreign corporations and any other type of taxpayer that are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, Cellebrite cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate tax rate.

Table of Content

Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.
Following are the main tax benefits available to Industrial Companies:
•Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and
•Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•The research and development must be for the promotion of the company; and
•The research and development is carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.
From time to time, we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Table of Content
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain eligible companies with incentives for capital investments in production facilities (or other eligible assets) and certain tax benefits with respect to certain eligible income.
The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The following discussion is a summary of the Investment Law following its most recent amendments:

Tax Benefits Subsequent to the 2005 Amendment
The 2005 Amendment applies to new investment programs and investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005, referred to as an Approved Enterprise. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Industry and Economy, or the Investment Center, will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.
The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Beneficiary Enterprises. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law, as amended.
Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the 2005 Amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Beneficiary Enterprise” status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion

Table of Content
will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location within Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 starting from the year in which the company first chose to have the tax benefits apply (14 years if the Beneficiary Enterprise relates to the establishment of a new enterprise in priority Zone A) (the “Election Year”).
A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to deferred corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Certain transactions will be considered as a deemed distribution of dividends for the purposes of the claw-back of corporate tax, including certain payments made, whether directly or indirectly, to certain related parties or controlling shareholders (including entities controlled by such controlling shareholders), payments in liquidation and consideration paid to shareholders in a buyback of shares. We have filed an application with the Israel Tax Authority to receive the Transaction Tax Ruling to determine, inter alia, the amount of claw-back of Israeli corporate income tax, if any, that we will be required to pay with respect to the distribution of the Additional Dividend out of income derived by our Benefitted Enterprise.
On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-Exempt Profits derived by Approved and Benefited Enterprises. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, Cellebrite must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.
Dividends paid to Israeli shareholders out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, , or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.
The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.
Tax benefits under the 2011 amendment

Table of Content
The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.
Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20%),, or such lower rate under the provisions of any applicable double tax treaty.
The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.
In May 2019, we filed a notification that Cellebrite wishes to apply the new benefits under the 2011 Amendment. Accordingly, we are not entitled to Beneficiary Enterprise tax benefits as of January 1, 2019, however certain other provisions described above with respect to the distribution or payment out of income that was previously earned under the Beneficiary Enterprise regime may still apply.

New tax benefits under the 2017 amendment that became effective on January 1, 2017
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.
The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological

Table of Content
Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise to Israeli shareholders, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%. The reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company.
Cellebrite is eligible to the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise.
On February 16, 2020 Cellebrite received a Tax Ruling from the Israel Tax Authority regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Encouragement Law. The Tax Ruling is valid from 2019 until tax year 2023 (inclusive).
From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of our shareholders
Capital gains taxes applicable to non-Israeli resident shareholders.
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to

Table of Content
act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).
Individual shareholders whose income from the sale of securities is considered as business in Israel income are taxed at the marginal tax rates applicable to business income (up to 47% in 2022, not including the Excess Tax).

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if the capital gains derived from the sale of shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold, whether directly or indirectly, more than 25% of the means of control, as such term is defined above, in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Capital gains taxes applicable to Israeli resident shareholders.
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the

Table of Content
rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2020). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.
Individual shareholders whose income from the sale of securities is considered as business income are taxed at the marginal tax rates applicable to business income (up to 47% in 2022, not including the Excess Tax).

Taxation of Israeli shareholders on receipt of dividends.
An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129(C)(a)(1) of the Israeli Tax Ordinance is exempt from tax on dividend.

Taxation of non-Israeli shareholders on receipt of dividends.
Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to

Table of Content
a holder of our Ordinary Shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Beneficiary Enterprise, a Preferred Enterprise or a Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

A foreign resident receiving dividend income from an Israeli company, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (see below) in accordance with section 121B of the Ordinance.

Israeli Tax Withholding.
In addition to all of the above, any payment made by an Israeli resident company may be subject to Israeli withholding tax, regardless of whether the recipient should be subject to Israeli tax with respect to the receipt of such payment, unless the recipient provides the company with a valid certificate issued by the Israel Tax Authority to exempt the recipient from such withholding tax liability. We have approached the Israel Tax Authority in an application to receive the Transaction Tax Ruling that will determine, inter alia, that the Indemnified TWC Parties shall not be subject to any Israeli tax with respect to receipt of Ordinary Shares and/or Warrants and/or any cash amount from the Trust Account or with respect to the Per Share Cash Consideration, Per Share Equity Consideration, the Price Adjustment Shares or the Additional Dividend and that we have no withholding obligation with respect to the Capital Restructuring or the issuance of Price Adjustment Shares. There can be no assurance that the Transaction Tax Ruling will be received.
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax
ISRAELI LAW PRESENTLY DOES NOT IMPOSE ESTATE OR GIFT TAXES

Table of Content
Cellebrite has paid dividends to its shareholders several times in the past. In 2021 and 2020, our board of directors declared and distributed a dividend of $100 million and $10.0 million, respectively, which were paid during the year.
F.    DIVIDENDS AND PAYING AGENTS
Not applicable.

G.    STATEMENT BY EXPERTS
Not applicable.
H.    DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports of foreign private issuer on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. We also make available on our website, free of charge, all such SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.cellebrite.com. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report.
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis), and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we expect to issue interim quarterly financial information publicly and to furnish them to the SEC under cover of Form 6-K.
I.    SUBSIDIARY INFORMATION

Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. DEBT SECURITIES
Not applicable.

12.B. WARRANTS AND RIGHTS

Table of Content
See “Part I, Item 10. Additional Information—B. Memorandum and Articles of Association” which is incorporated herein by reference.

12.C. OTHER SECURITIES
Not applicable.

12.D. AMERICAN DEPOSITARY SHARES
Not applicable.

Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes
Although Cellebrite is incorporated and tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. ”domestic” corporation (or U.S. tax resident) if it is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Cellebrite is an entity incorporated and tax resident in Israel, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.
Under Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined herein, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury regulations promulgated under Section 7874 (the “Section 7874 Regulations”) generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes (the “Third Country Rule”). The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or

Table of Content
conducted over a 36-month period. Moreover, certain acquisitions of U.S. corporations over a 36-month period will impact the Section 7874 Percentage, making it more likely that Section 7874 will apply to a foreign acquiring corporation.
Cellebrite indirectly acquired substantially all of the assets of TWC through the Merger. Cellebrite do not expect the Third Country Rule to be applicable to the Merger. As a result, Section 7874 of the Code may apply to cause Cellebrite to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.
Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 and the Section 7874 Regulations, Cellebrite expects that the Section 7874 Percentage of TWC stockholders in Cellebrite should be less than 80% after the Merger. Accordingly, Cellebrite is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in such U.S. tax laws with possible retroactive effect) and is subject to certain factual uncertainties. Moreover, former holders of TWC securities may be deemed to own an amount of Ordinary Shares in respect to certain redemptions by TWC of TWC common stock prior to the Merger for purposes of determining the ownership percentage of former holders of TWC securities under Section 7874 of the Code. Accordingly, the status of Cellebrite as a foreign corporation is inherently uncertain and there can be no assurance that the IRS will not challenge the status of Cellebrite as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court.
If the IRS were to successfully challenge under Section 7874 Cellebrite’s status as a foreign corporation for U.S. federal income tax purposes, Cellebrite and certain Cellebrite shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Cellebrite and future withholding taxes on certain Cellebrite shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes, and holders of Ordinary Shares and/or Warrants would be treated as holders of stock and warrants of a U.S. corporation.
However, even if the Section 7874 Percentage was such that Cellebrite were still respected as a foreign corporation under Section 7874, Cellebrite may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If Cellebrite were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of Cellebrite attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 would apply to such subsequent acquisition.
The remainder of this discussion assumes that Cellebrite will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders

Table of Content
Our Amended Articles took effect on August 30, 2021 in connection with the Business Combination. A copy of our Amended Articles is being filed as Exhibit 1.1 to this Annual Report. See Item “Part I, Item 10. Additional Information—B. Memorandum and Articles of Association.”

Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.
Changes in Internal Control over Financial Reporting
This Annual Report does not include disclosure of changes in internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.
A.    AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board has determined that Dafna Gruber is an audit committee financial expert as defined by the SEC rules.

B.    CODE OF ETHICS
We have adopted a Code of Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity

Table of Content
requirements and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Conduct is also intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at http://www.cellebrite.com. The information contained on our website is not incorporated by reference in this Annual Report.

C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member of KPMG International, has served as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. Following are KPMG International's fees for professional services in each of the respective fiscal years:.

	2021	2020

Audit fees(1)	$497	$534
Tax fees(2)	$136	$220
Total	$633	$754

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2021 and 2020 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Pre-Approval Policies and Procedures
Pursuant to our audit committee charter and the requirements of Israeli law, our audit committee pre-approves the audit, audit-related, tax and other permitted services of our independent registered public accounting firm before it is engaged to render those services. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since the Closing of our Business Combination.

D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Table of Content
Not applicable.
G.    CORPORATE GOVERNANCE
We are a “foreign private issuer” under the Exchange Act, and our Ordinary Shares and Warrants are listed on Nasdaq. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions (i.e., provided that we disclose which requirements we are not following and the equivalent Israeli requirement). We currently rely on this “home country practice exemption” only with respect to the following requirements:
•Quorum requirement. As permitted under the Companies Law, pursuant to our Amended Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Those minimal attendance levels are lower than 33 1/3% of the issued share capital, which is the minimal quorum permitted under the corporate governance rules of Nasdaq.
•Distribution of Annual and Interim Reports. Unlike Nasdaq Rule 5250(d), which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic issuers. For more information, see “Part I, Item 3. Additional Information—D. Risk Factors—Risks Relating to an Investment in our Securities—As a ‘foreign private issuer’ under applicable securities laws and regulations, Cellebrite is permitted to, and may, file less or different information with the U.S. Securities and Exchange Commission (the “SEC”) than a company incorporated in the United States, and will follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

H.    MINE SAFETY DISCLOSURE
Not applicable.
I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Table of Content
PART III
Item 17.FINANCIAL STATEMENTS
See “Part III, Item 18. Financial Statements.”
Item 18.FINANCIAL STATEMENTS
Please refer to pages F-1 through F-25 of this Annual Report.

Item 19. EXHIBITS

Exhibit Number	Description
1.1
Amended and Restated Articles of Cellebrite DI Ltd. (as currently in effect), incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

2.1
Specimen Ordinary Share Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

2.2
Form of Assignment, Assumption and Amendment Agreement, by and among Cellebrite DI Ltd., TWC Tech Holdings II Corp. and American Stock Transfer & Trust Company., incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

2.3
Specimen Warrant Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
4.1
Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among Cellebrite DI Ltd., Cupcake Merger Sub Inc. and TWC Tech Holdings II Corp. (included as Annex A to the proxy statement/prospectus), incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

4.2
Sponsor Support Agreement, dated as of April 8, 2021, by and among TWC Tech Holdings II, LLC, TWC Tech Holdings II Corp.,Cellebrite DI Ltd. and the other parties thereto, incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.3
Registration Rights Agreement, dated September 10, 2020, by and among TWC Tech Holdings II Corp. and certain security holders, incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.4
Form of Investor Rights Agreement, by and among Cellebrite DI Ltd., SUNCORPORATION, IGP SaferWorld Limited Partnership and the other equity holders of TWC Tech Holdings II Corp. and of Cellebrite DI Ltd. party thereto, incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

4.5††
Cellebrite Mobile Synchronization Ltd. 2008 Share Option Plan, incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

Table of Content

4.6††
Cellebrite DI Ltd. 2019 Restricted Share and Restricted Share Units Plan, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.7††
Cellebrite Mobile Synchronization Ltd. 2019 Share Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.8††
2021 Cellebrite DI Ltd. Share Incentive Plan, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.9*††
2021 Cellebrite DI Ltd. Employee Share Purchase Plan, incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.10††
Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

4.11††
Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

4.12
Office Lease Agreement, dated as of January 12, 2015, by and between the Azorei Malal Industries Ltd. and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.13
Office Lease Agreement, dated as of June 7, 2018 by and between Mivnei Nadlan (C.D.) Company Ltd. (f/k/a/ Mivnei Ta’asia Company Ltd.) and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

8.1*	List of subsidiaries of Cellebrite DI Ltd.
12.1*	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1*	Consent of KPMG Somekh Chaikin, independent registered accounting firm for Cellebrite DI Ltd.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*    Filed herewith.
**    Furnished herewith
† Schedules and exhibits to this Exhibit omitted pursuant to the instructions to Item 19.4(a) of Form 20-F.
†† Indicates a management contract or compensatory plan.

Table of Content
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellebrite DI Ltd.
March 29, 2022	By:
Name: Yossi Carmil
Title: Chief Executive Officer

Table of Content
Exhibit 2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of December 31, 2021, Cellebrite DI Ltd. had two classes of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, due to their listing on the Nasdaq Global Market: our ordinary shares, NIS 0.00001 par value (“Ordinary Shares”), and our warrants to purchase Ordinary Shares (“Warrants”). References herein to “we,” “us,” “our” and the “Company” refer to Cellebrite DI Ltd. and not to any of its subsidiaries. The following description is a description of the material terms of the amended and restated articles of association (the “Amended Articles”) and may not contain all of the information that is important to you, and we therefore refer you to the Amended Articles, a copy of which is filed with the Securities and Exchange Commission (“SEC”) as Exhibit 1.1 to this annual report on Form 20-F.

Share Capital
As of December 31, 2021, our authorized share capital consists of 3,454,112,863 Ordinary Shares, par value ILS 0.00001, of which 187,680,294 shares are issued and outstanding.
Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.
All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.
Registration Number and Purposes of the Company
We are registered with the Israeli Registrar of Companies. Our registration number is 51-276657-7. Our affairs are governed by the Amended Articles, applicable Israeli law and the Israeli Companies Law (the “Companies Law”). Our purpose as set forth in the Amended Articles is to carry on any business, and do any act, which is not prohibited by law.
Voting Rights
All Ordinary Shares have identical voting and other rights in all respects.
Transfer of Shares
Our fully paid Ordinary Shares are issued in registered form and, except as otherwise set forth under the Amended Articles, may be freely transferred under such Amended Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by the Amended Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are considered enemies of Israel under the applicable legislation (currently being Iran, Syria and Lebanon) and as may be restricted pursuant to laws relating to our regulatory licenses.
Election of Directors
Under the Amended Articles, our board of directors must consist of not less than three but no more than eleven directors. Pursuant to the Amended Articles, five directors (excluding external directors) were appointed by the Sponsor, SUNCORPORATION and IGP, with the Sponsor and

Table of Content
SUNCORPORATION each having appointed two members and IGP having appointed one. Other directors were appointed by a simple majority vote of holders of our Ordinary Shares, having participated and voted at an annual general meeting of our shareholders, according to the provisions set out in the Amended Articles, which set out that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a majority of the voting power represented at the general meeting in person or by proxy and voting on the election of directors provided that if the number of nominees so elected exceeds the number of directors that are proposed by the board of directors to be elected, then as among such elected nominees the election shall be by a plurality of the votes cast. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders (subject to the appointment rights of the Sponsor, SUNCORPORATION and IGP) at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and the Amended Articles. In addition, the Amended Articles provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Dividend and Liquidation Rights
We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Amended Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are considered enemies of Israel under the applicable legislation (currently being Iran, Syria and Lebanon).
Registration Rights

Table of Content
Certain of our shareholders are entitled to certain registration rights under the terms of our Shareholders’ Rights Agreement.
Shareholder Meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Amended Articles as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.
Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. The Amended Articles contain procedural requirements and disclosure items with respect to the submission of shareholder proposals for general meetings.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 (forty) days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:
•amendments to our articles of association;
•appointment, terms of service or and termination of service of our auditors;
•appointment of directors, including external directors (if applicable);
•approval of certain related party transactions;
•increases or reductions of our authorized share capital;
•a merger;
•voluntary liquidation; and
•the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.
The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and the Amended Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.
Quorum
Pursuant to the Amended Articles, holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of

Table of Content
shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% (or 33.33%, if the meeting is not convened by our board) of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.
Vote Requirements
The Amended Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by the Amended Articles (as amended from time to time). Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described in our Annual Report under “Board Practices — Compensation Committee — Compensation Policy under the Companies Law.” Pursuant to the Companies Law, controlling shareholder for that purpose includes, inter alia, a holder of 25% or more of the voting rights if no other person holds 50% or more of the voting rights. Under the Amended Articles, the alteration of the rights, privileges, preferences or obligations of Ordinary Shares requires the approval of a simple majority of all of the Ordinary Shares voting at a shareholder meeting.
Under the Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office (excluding a Sponsor Director, a SUN Director and IGP Director), or to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.
Access to Corporate Records
Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our Amended Articles, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.
Acquisitions under Israeli Law
Full Tender Offer
A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital

Table of Content
(or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate

Table of Content
with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.
In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.
Merger
The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare and sign a merger proposal for submission to the Israeli Registrar of Companies.
For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.
In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Table of Content
Anti-Takeover Measures
The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are authorized under the Amended Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization and designation of a class of preferred shares will require an amendment to the Amended Articles, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and the Amended Articles, as described above in “— Shareholder Meetings.” In addition, as disclosed under “— Election of Directors,” we have a classified board structure, which effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.
Borrowing Powers
Pursuant to the Companies Law and the Amended Articles, our board of directors may exercise all powers and take all actions that are not required under law or under the Amended Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.
Changes in Capital
The Amended Articles enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.
Exclusive Forum
The Amended Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While Delaware and certain U.S. state courts have determined that such exclusive forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Notwithstanding the foregoing, the Amended Articles provide that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Table of Content
The Amended Articles also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. Israeli courts typically enforce exclusive jurisdiction provisions. However, in some cases parties have successfully challenged such provisions. Therefore, there is no absolute assurance that such provision will be enforced by an Israeli court.
Transfer Agent and Registrar
The transfer agent and registrar for our Ordinary Shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5549.
Listing.
Our Ordinary Shares are listed on Nasdaq under the ticker symbol “CLBT”.
Description of Warrants
Public Warrants
Each whole Warrant entitles the registered holder to purchase one Ordinary Share, at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on September 29, 2021. Pursuant to the Warrant Agreement, dated as of August 30, 2021, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Amended and Restated Warrant Agreement”), a warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a warrant holder. The Warrants will expire on August 30, 2026, five years after the completion of our Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption.
Cellebrite will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Ordinary Shares is available, subject to Cellebrite satisfying its registration obligations. No Warrant will be exercisable for cash or on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, and Cellebrite will not be obligated to issue any Ordinary Share to holders seeking to exercise their Warrants, unless the issuance of the Ordinary Shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. During any period when Cellebrite will have failed to maintain an effective registration statement, warrant holders will be able to, until such time when there is an effective registration statement, exercise their Warrants on a cashless basis, provided that such exemption is available. If that exemption, or another exemption, is not available, warrant holders will not be able to exercise their warrants on a cashless basis.
Redemption of Warrants
Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00.
Cellebrite will be able to call the Warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per Warrant;

Table of Content
•upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
•if, and only if, the closing price of Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Cellebrite sends the notice of redemption to the warrant holders.
If and when the Warrants become redeemable pursuant to the foregoing redemption conditions, Cellebrite will be able to exercise its redemption right even if Cellebrite is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Cellebrite will establish the last of the foregoing redemption conditions to prevent a redemption call unless there is at the time of the call a significant premium to the exercise price of the Warrants. If the foregoing redemption conditions are satisfied and Cellebrite issues a notice of redemption of the Warrants, each warrant holder will be entitled to exercise their Warrants prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 exercise price of the Warrants after the redemption notice is issued.
Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00.
Cellebrite will be able to call the Warrants for redemption:
•in whole and not in part;
•at a price of $0.10 per Warrant;
•upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of Ordinary Shares determined by reference to the table below, based on the redemption date and the fair market value (as defined below) of one Ordinary Share, and except as otherwise described below;
•if, and only if, the closing price of an Ordinary Share equals or exceeds $10.00 per share (as adjusted for adjustments to the number of Ordinary Shares issuable upon exercise or the exercise price of a Warrant as described below under the section titled “— Anti-Dilution Adjustments“) on the trading day prior to the date on which Cellebrite sends the notice of redemption to the warrant holders; and
•if, and only if, the closing price of an Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Cellebrite sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like), then the Warrants held by the Sponsor must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its Warrants) as the Warrants held by public warrant holders.
Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by Cellebrite pursuant to this redemption feature, based on the “fair market value” of an Ordinary Share on the corresponding redemption date (assuming holders elect to exercise their Warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of an Ordinary Share for the 10 trading days

Table of Content
immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. Cellebrite will provide its warrant holders with the final fair market value no later than one business day immediately following the 10 trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of Ordinary Shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth below under the section titled “— Anti-Dilution Adjustments“. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Warrant after such adjustment and the denominator of which is the price of the Warrant immediately prior to such adjustment. In such an event, the number of Ordinary Shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of Ordinary Shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of Ordinary Shares deliverable upon exercise of a Warrant as so adjusted. If the exercise price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the section titled “— Anti-Dilution Adjustments“ below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issuance Price (each as defined in the Amended and Restated Warrant Agreement) as set forth under the section below titled “— Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the section titled “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption date (period to expiration of Warrants)	Fair Market Value of Ordinary Share
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two

Table of Content
redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 Ordinary Shares for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by Cellebrite pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.
This redemption feature differs from the typical warrant redemption features used in some other business combinations, which typically only provide for a redemption of warrants for cash (other than the warrants held by the sponsor entity) when the trading price for the underlying Ordinary Share equals or exceeds one specified higher per share price (such as $18.00 per Ordinary Share, as described in our Annual Report) for a specified period of time. This redemption feature is structured to allow for all of the outstanding Ordinary Share to be redeemed when the Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. Cellebrite will establish this redemption feature to provide itself with the flexibility to redeem the Warrants without such warrants having to reach the $18.00 per share threshold set forth above under the section titled “Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of Ordinary Shares for their Warrants based on an option pricing model with a fixed volatility input as of the of this Annual Report. This redemption right provides Cellebrite with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed. Cellebrite will be required to pay the applicable redemption price to warrant holders if Cellebrite chooses to exercise this redemption right and it will allow Cellebrite to quickly proceed with a redemption of the Warrants if Cellebrite determines it is in its best interest to do so. As such, Cellebrite would redeem the Warrants in this manner when Cellebrite believes it is in its best interest to update its capital structure to remove the Warrants and pay the redemption price to the warrant holders.
As stated above, Cellebrite can redeem the Warrants when the Ordinary Shares are trading at a price starting at $10.00 per share, which is below the exercise price of $11.50 per share, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of Ordinary Shares. If Cellebrite chooses to redeem the Warrants when the Ordinary Shares are trading at a price per share below the exercise price of the Warrants, this could result in the warrant holders receiving fewer Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $11.50 per share.
No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Cellebrite will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder.

Table of Content
Subject to applicable law, any action, proceeding or claim against Cellebrite arising out of or relating in any way to the Amended and Restated Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Cellebrite irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Redemption Procedures and Cashless Exercise
If Cellebrite calls the Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Warrants to do so on a cashless basis. In determining whether to require all holders to exercise their Warrants on a cashless basis, Cellebrite management will consider, among other factors, Cellebrite’s cash position, the number of Warrants that are outstanding and the dilutive effect on Cellebrite shareholders of issuing the maximum number of Ordinary Shares issuable upon the exercise of the Warrants. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” (as defined below) over the exercise price of the Warrants by (y) the fair market value, which, for purposes of this paragraph, shall mean the average last reported sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If Cellebrite management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Warrants, including the fair market value in such case. Requiring a cashless exercise in this manner will reduce the number of Ordinary Shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Cellebrite believes this feature is an attractive option to Cellebrite if it does not need the cash from the exercise of the Warrants after the Business Combination. If Cellebrite calls the Warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis.
A holder of a Warrant may notify Cellebrite in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the transfer agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of Ordinary Shares is increased by a stock dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a stock dividend of a number of Ordinary Shares equal to the product of (1) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (2) one minus the quotient of (x) the price per share of Ordinary Shares paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Ordinary Shares as reported during the ten trading day period ending on the trading day prior to the first date on

Table of Content
which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Cellebrite, at any time while the Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.
If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.
Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of Cellebrite with or into another corporation (other than a consolidation or merger in which Cellebrite is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Cellebrite as an entirety or substantially as an entirety in connection with which Cellebrite is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Cellebrite in connection with redemption rights held by Cellebrite shareholders as provided for in our amended and restated articles of association) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the

Table of Content
adjustments provided for in the Amended and Restated Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Amended and Restated Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Amended and Restated Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants in order to determine and realize the option value component of the Warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the Warrant within 30 days of the event. Cellebrite believes that the Black-Scholes model is a commonly accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The Warrants will be issued in registered form under the Amended and Restated Warrant Agreement. You should review a copy of the Amended and Restated Warrant Agreement, which was filed as an exhibit to Cellebrite’s registration statement on Form F-4, for a description of the terms and conditions applicable to the Warrants. The Amended and Restated Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Warrants (not taking into account Warrants held by the Sponsor) to make any change that adversely affects the interests of the registered holders of Warrants.
The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the transfer agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Cellebrite, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrant and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrant, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
Private Placement Warrants
The private placement warrants (including the Ordinary Shares issuable upon exercise of such warrants) were not transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to Cellebrite officers and directors and other persons or entities affiliated with the Sponsors) and they are not redeemable by Cellebrite so long as they are held by the Sponsors, members of the Sponsors or their permitted transferees. The Sponsors or their permitted transferees, will have the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsors or their permitted transferees, the private placement warrants will be redeemable by Cellebrite and exercisable by the holders on the same basis as the public warrants.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the excess of the fair market value of Ordinary Shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Table of Content
Exhibit 8.1
SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligencia Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
BlackBag Technologies, Inc.	U.S. (Delaware)
Cellebrite digital Intelligence LP	U.S. (Delaware)
Cellebrite Saferworld, Inc.	U.S. (Delaware)

All subsidiaries are 100% owned by Cellebrite DI Ltd., except Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited and BlackBag Technologies. Inc. which is 100% owned by Cellebrite Inc.

Table of Content
Exhibit 15.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-260878) on Form S-8 of our report dated March 29, 2022, with respect to the consolidated financial statements of the Company and its subsidiaries.

/s/ Somekh Chaikin

Somekh Chaikin Member Firm of KPMG International Tel Aviv, Israel March 29, 2022

Table of Content
Exhibit 12.1
CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO EXCHANGE ACT RULES 13A-14(A) AND 15D-14(A)
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Yossi Carmil, certify that:

1. I have reviewed this annual report on Form 20-F of Cellebrite DI Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

Table of Content
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 29, 2022
/s/ Yossi Carmil
Name: Yossi Carmil
Title: Chief Executive Officer (Principal Executive Officer)

Table of Content
Exhibit 12.2
CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULES 13A-14(A) AND 15D-14(A)
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dana Gerner, certify that:

1. I have reviewed this annual report on Form 20-F of Cellebrite DI Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

Table of Content
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 29, 2022
/s/ Dana Gerner
Name: Dana Gerner
Title: Chief Financial Officer (Principal Financial Officer)

Table of Content
Exhibit 13.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Cellebrite DI Ltd. (the “Company”) for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Yossi Carmil, do certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

a.the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and
b.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2022
/s/ Yossi Carmil
Name: Yossi Carmil
Title: Chief Executive Officer (Principal Executive Officer)

Table of Content
Exhibit 13.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Cellebrite DI Ltd. (the “Company”) for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dana Gerner, do certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

a.the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and
b.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2022
/s/ Dana Gerner
Name: Dana Gerner
Title: Chief Financial Officer (Principal Financial Officer)

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

Audited Consolidated Financial Statements (as of and for the Year Ended December 31, 2021)

1

Table of Content	Cellebrite DI Ltd.and its Subsidiaries

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israe
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Cellebrite DI Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Cellebrite DI Ltd. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in shareholders’ equity (deficiency), and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2007.
March 29, 2022
Tel-Aviv, Israel
2

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents	2E	$145,973	$128,709
Restricted cash		—	5,137
Short-term deposits	5	35,592	108,928
Trade receivables (net of allowance for doubtful accounts of $1,040 and $616 as of December 31, 2021 and December 31, 2020, respectively)		67,505	66,324
Prepaid expenses and other current assets	6	12,818	7,439
Contract acquisition costs	2J	4,813	2,979
Inventories	7	6,511	4,754
Total current assets		273,212	324,270

Non-current assets
Other non-current assets		1,958	565
Deferred tax assets, net	19	9,800	7,372
Property and equipment, net	8	16,756	16,106
Intangible assets, net	2S,4	11,228	6,611
Goodwill	2T,3	26,829	9,463
Total non-current assets		66,571	40,117
Total assets		$339,783	$364,387

3

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2021		December 31, 2020
Liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)

Current liabilities
Trade payables		$9,546		$4,727
Other accounts payable and accrued expenses	9	54,044		49,112
Deferred revenues	2J	122,983		105,543
Total current liabilities		186,573		159,382

Long-term liabilities
Liability for employees’ severance benefits	10	375		366
Other long term liabilities		9,162		6,191
Deferred revenues	2J	36,426		33,439
Restricted Sponsor Shares liability	3B	44,712		—
Price Adjustment Shares liability	3B	79,404		—
Derivative warrant liabilities	3B	56,478		—
Total long-term liabilities		226,557		39,996

Total liabilities		$413,130		$199,378

Liens, commitments and contingencies	11

Redeemable convertible preferred shares, NIS 0.00001 par value; 39,779,261 shares authorized, issued and outstanding as of December 31, 2020. Aggregate liquidation preference of $134,411, as of December 31, 2020**		—		101,205

Shareholders’ equity (deficiency)	12
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized and 187,680,294 and 124,671,507 shares issued and outstanding as of December 31, 2021 and 2020, respectively**		—	*	— *
Additional paid-in capital		(153,072)		34,226
Treasury stock, NIS 0.00001 par value; 43,540 ordinary shares**		(85)		(85)
Accumulated other comprehensive income		1,372		1,321
Retained earnings		78,438		28,342

Total Shareholders’ equity (deficiency)		(73,347)		63,804

Total liabilities, redeemable convertible preferred shares and shareholders’ equity		$339,783		$364,387
* Less than US$ 1.
** Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse stock split effected on August
30, 2021. See also Note 12, Shareholders’ Equity, for details.
4

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Revenue:
Subscription services	$120,889	$100,614	$81,505
Term-license	62,428	29,131	5,142
Perpetual license and other	34,169	42,136	59,175
Professional services	28,760	23,032	26,032
Total revenue	246,246	194,913	171,854

Cost of revenue:
Subscription services	9,369	8,795	6,585
Term-license	2,299	1,709	189
Perpetual license and other	9,817	9,370	10,049
Professional services	21,072	18,005	19,000

Total cost of revenue	42,557	37,879	35,823

Gross profit	203,689	157,034	136,031

Operating expenses:
Sales and marketing	76,389	61,305	61,610
Research and development	65,541	54,377	46,573
General and administrative	47,937	32,134	29,368

Total operating expenses	189,867	147,816	137,551

Operating income (loss)	13,822	9,218	(1,520)

Financial income, net	68,483	2,179	2,935

Income before income tax expense	82,305	11,397	1,415

Income tax expense	10,909	5,616	3,291

Net income (loss)	$71,396	$5,781	$(1,876)

Net income (loss) per share:
Basic and diluted net income (loss) per share attributable to ordinary shareholders	70,433	(9,344)	(10,039)

Basic net income (loss) per ordinary share	$0.49	$(0.08)	$(0.08)
Diluted net income (loss) per ordinary share	$0.44	$(0.08)	$(0.08)
Weighted average number of ordinary shares used in computing basic net income (loss) per share	144,002,394	123,696,624	121,560,817
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	161,538,579	123,696,624	121,560,817
Other comprehensive income (loss)
Unrealized gain (loss) on hedging transactions, net of taxes of $129 and $165 for the year ended December 31, 2021 and 2020 respectively	(944)	1,212	620
Foreign currency translation adjustments	995	(695)	(25)

Total other comprehensive income, net of tax	51	517	595
Total comprehensive income (loss)	$71,447	$6,298	$(1,281)
5

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share and per share data)

	Redeemable convertible preferred shares		Ordinary Shares Amount**	Share capital		Additional paid-in capital	Treasury stock	Comprehensive income	Retained earnings	Total
	Shares	Amount
Balance as at January 1, 2019	—	$—	119,818,040	$—	*	$12,563	$(23,898)	$209	$80,343	$69,217
Effect of adoption of revenue recognition standard**	—	—	—	—		—	—	—	3,800	3,800
Balance after the adoption of revenue recognition standard as of January 1, 2019	—	—	119,818,040	—	*	12,563	(23,898)	209	84,143	73,017
Net loss	—	—	—	—		—	—	—	(1,876)	(1,876)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—		—	—	(25)	—	(25)
Unrealized gain on hedging transactions, net	—	—	—	—		—	—	620	—	620
Stock based compensation	—		—	—		12,759	—	—	—	12,759
Exercise of shares option and vested RSUs	—		3,664,884	—	*	141	—	—	—	141
Issuance of redeemable convertible preferred shares	39,779,261	101,205	—	—		—	—	—	—	—
Dividend paid	—	—	—	—		—	—		(25,000)	(25,000)
Repurchase of ordinary shares	—	—	(283,045)	—	*	—	(808)	—	—	(808)
Cancellation of ordinary shares	—	—	—	—	*	—	24,706	—	(24,706)	—
Balance at December 31, 2019	39,779,261	$101,205	123,199,879	$—	*	$25,463	$—	$804	$32,561	$58,828

Net income	—	—	—	—		—	—	—	5,781	5,781
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—		—	—	(695)	—	(695)
Unrealized gain on hedging transactions, net	—	—	—	—		—	—	1,212	—	1,212
Stock based compensation	—	—	—	—		7,271	—	—	—	7,271
Exercise of share option and vested RSUs	—	—	1,513,404	—	*	1,492	—	—	—	1,492
Dividend paid	—	—		—		—	—	—	(10,000)	(10,000)
Repurchase of ordinary shares	—	—	(41,776)	—	*	—	(85)	—	—	(85)
Balance at December 31, 2020	39,779,261	$101,205	124,671,507	$—	*	$34,226	$(85)	$1,321	$28,342	$63,804
Net income	—	—	—	—		—	—	—	71,396	71,396
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—		—	—	995	—	995
Unrealized loss on hedging transactions, net	—	—	—	—		—	—	(944)	—	(944)
Recapitalization transaction with TWC	—	—	20,424,699	—		(213,722)	—	—	—	(213,722)
Issuance costs		—	—	—		(4,866)	—	—	—	(4,866)
Stock based compensation	—	—	—	—		6,480	—	—	—	6,480
Exercise of share option and vested RSUs	—	—	2,804,827	—	*	2,305	—	—	—	2,305
Conversion of preferred shares	(39,779,261)	(101,205)	39,779,261	—		101,205	—	—	—	101,205
Dividend paid	—	—	—	—		(78,700)	—	—	(21,300)	(100,000)
Balance at December 31, 2021	—	—	187,680,294	$—		$(153,072)	$(85)	$1,372	$78,438	$(73,347)
* Less than US$ 1.
** Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse stock split effected on August 30, 2021. See also Note 12, Shareholders’ Equity, for details.
6

Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$71,396	$5,781	$(1,876)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock based compensation	6,480	7,271	12,759
Depreciation and amortization	7,007	5,879	4,079
Increase in deferred income taxes	(1,638)	(2,818)	(1,667)
Other	—	689	—
Revaluation of derivative warrants	(11,967)	—	—
Revaluation of Restricted Sponsor Shares and Price Adjustment Shares liabilities	(55,906)	—	—
Increase (decrease) in liability for employees' severance benefits	10	(63)	131
Increase in trade receivables	(1,958)	(19,731)	(12,220)
Increase in deferred revenues	21,804	47,738	15,841
Decrease (increase) in prepaid expenses and other current assets	(8,304)	335	(3,141)
Increase in other non-current assets	(1,394)	(339)	(27)
Decrease (increase) in inventories	(1,798)	(693)	794
Increase (decrease) in trade payables	4,239	(1,433)	974
Increase (decrease) in other accounts payables and accrued expenses	5,107	22,449	(158)
Increase in other long-term liabilities	2,974	1,445	644
Net cash provided by operating activities	36,052	66,510	16,133

Cash flows from investing activities:
Purchases of property and equipment	(5,111)	(6,181)	(6,209)
Payment related to business combination, net of cash acquired	(20,000)	(15,046)	—
Purchase of intangible asset	(3,000)	—	—
Short term deposits, net	73,337	14,778	(40,513)
Net cash provided by (used in) investing activities	45,226	(6,449)	(46,722)

Cash flows from financing activities:
Repurchase of common stock	—	(85)	(808)
Proceeds from exercise of shares	2,305	1,492	141
Proceeds from issuance of Redeemable convertible preferred shares, net of issuance costs	—	—	101,205
Payment of dividend	(100,000)	(10,000)	(25,000)
Proceeds from Recapitalization transaction, net	29,298	—	—
Net cash provided by (used in) financing activities	(68,397)	(8,593)	75,538

Net increase in cash, cash equivalents and restricted cash	12,881	51,468	44,949
Net effect of currency translation on cash, cash equivalents and restricted cash	(754)	695	(67)
Cash, cash equivalents and restricted cash at beginning of year	133,846	81,683	36,801
Cash and cash equivalents and restricted cash at end of year	$145,973	$133,846	$81,683

Supplemental disclosure of cash flow information:
Income taxes paid, net of refund	$8,157	$2,911	$3,000

Supplemental disclosure of Non-cash investment activities:
Purchase of property and equipment	$814	$172	$263
7

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General
a.Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries are engaged in the development, manufacturing, marketing and selling of software and related hardware devices which allow access, unify, generate and analyze defendable digital evidence to its law enforcement customers. The Company’s primary shareholder is SUNCORPORATION, a public Company traded in the Japanese market, that creates novel ideas based on original technologies.
b.On February 28, 2020, the Company completed the acquisition of 100% of the shares of BlackBag Technologies Inc. (“BlackBag”), a US computer collection and review solutions company, for the total base consideration $33,362. See also Note 3A.

c.On August 30, 2021, the Company merged with TWC Tech Holdings II Corp. (“TWC”). As a result of the merger as agreed in the Merger Agreement, TWC became a direct, wholly owned subsidiary of the Company. Consequently, Cellebrite’s shares and warrants became listed on The Nasdaq Capital Market under the symbols “CLBT” and “CLBTW”, respectively. See also Note 3B.
The merger is accounted as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Cellebrite has been determined to be the accounting acquirer.

d.On November 11, 2021, the Company completed the acquisition of Digital Clues LTD. (“DC”) carved out assets, for a total consideration of $20,000. DC is an open-source intelligence providing the ability to view any online information to collect, analyze, and produce actionable intelligence. See also Note 3C.

e.In March 2020, the World Health Organization (”WHO”) declared the novel coronavirus COVID-19 ("COVID-19") a global pandemic. The pandemic adversely affected workforce, economies, and financial markets globally in 2020 and, until contained, is still expected to disrupt general business operations. The COVID-19 pandemic and the ongoing measures being taken by many governments around the world in response could in the future meaningfully impact our business, installations, trainings and general operations . It is not possible at this time to estimate the full impact that COVID-19 will have on the Company’s business, as the impact will depend future developments, which are highly uncertain and cannot be predicted. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements.

Note 2. Summary of Significant Accounting Policies
A.Basis of presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis for all years presented in these financial statements.

B.Functional Currency and Foreign Currency Translation
A majority of the Company’s revenues are generated outside of Israel and are denominated in US dollars (“US$” or “dollars”). Substantial portion of materials and components cost, and marketing costs, are denominated in dollars or dollar-linked. Therefore, the Company’s management believes that the US dollars is the currency of the primary economic environment in which the Company operates. Thus, the functional currency and the reporting currency of the Company is the US dollar.
Transactions in foreign currency are translated into dollars in accordance with the principles set forth in ASC Subtopic 830-20, Foreign Currency Transaction. Monetary assets and liabilities denominated in foreign currencies of the reporting date are translated to the functional currency at the closing rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currency are translated using the exchange rate at the date of the transaction.
The effect of the translating into dollars has been included in the consolidated statements of shareholders’ equity and comprehensive income (loss) as a foreign currency translation adjustment. Gains and losses from remeasurement assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations.
C.Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill, share-based compensation, unrecognized tax benefits, fair value measurement of restricted sponsor shares liability, price adjustment shares liability and derivative warrant liabilities.
D.Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances were eliminated in consolidation.
E.Cash and cash equivalents and restricted cash
The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.
Restricted cash consists of funds that are contractually restricted as to usage or withdrawal mainly due to a contractual agreement with an investor. The Company has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets.
F.Trade Receivable
Trade receivables are recorded at the invoiced amount net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of in the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on combination of factors, including as assessment of the current customer’s aging report, the nature and size of the customer, the financial condition of the customer and the amount of any receivables in dispute. Trade receivables deemed uncollectible are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote.
G.Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined by the “weighted moving average” method. Inventory write-downs are provided to cover technological obsolescence, excess inventories and discontinued products.
Inventory write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
H.Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and software	12.5 – 33
Manufacturing equipment	7
Office furniture and equipment	7– 15
Leasehold improvements	*
*Over the shorter of the expected lease term or estimated useful lives.
I.Impairment of long-lived assets
Long-lived assets, such as property and equipment, and identifiable intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360, Accounting for the impairment of Long-Lived Assets. If events of changes in the circumstances indicate that a long-lived asset or asset group value may not be recoverable, the Company compares aggregate undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If these cash flows are less than the carrying value, an impairment is recognized for the difference between the carrying value and the estimated fair value. Fair value is determined through discounted cash flow models and third-party independent appraisals, as considered necessary. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.
During the year ended December 31, 2021, 2020 and 2019, no impairment losses have been identified.

J.Revenue recognition
The Company’s revenues are comprised of four main categories: (a) subscription revenues, including support services (updates, upgrades and technical support) on term-based licenses and perpetual licenses; (b) subscription revenues also from sales of term-based licenses; (c) perpetual licenses (and others); and (d) professional services.
The Company recognizes revenue pursuant to the five-step framework contained in ASC 606, Revenue from Contracts with Customers: (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations
The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end users.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services.
The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.
Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.
The Company’s software licenses either provide its customers a perpetual right to use its software or the right to use its software for only a fixed term, in most cases between a one- and three-year time frame. The Company concluded that the software license is distinct as the customer can benefit from the software on its own.
Support revenue is derived from providing technical customer support services, unspecified software updates and upgrades to customers several times a year, on a when-and-if-available basis. Performance obligations related to software maintenance services generally have a consistent continuous pattern of transfer to a customer during the contract period.
Professional services revenues primarily consist of training and other professional services. Each of these performance obligations provide benefit to the customer on a standalone basis and are distinct in the context of the contract.
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are net 30 days. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of return to its contracts.
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price the Company would charge if the products and services were sold separately.
The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenues related to the license for proprietary software are recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenues related to other professional services are generally recognized over time and in certain cases at point in time upon satisfaction of the performance obligation. Service revenues are included in the Company’s consolidated statements of income as service revenues.
Disaggregation of Revenues
The following table provides information about disaggregated revenue by geographical areas

	Year Ended December 31,
	2021	2020	2019
EMEA	$88,441	$65,807	$55,911
America	126,929	100,835	89,514
APAC	30,876	28,271	26,429
Total	$246,246	$194,913	$171,854
Contract Balances
The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	December 31, 2021	December 31, 2020
Contract assets	$8,567	$3,967
Contract liabilities, current	122,983	105,543
Contract liabilities, non-current	$36,426	$33,439
Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The increase in contract balances is consistent with the increase in the overall operation of the Company.
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $138,982and $159,409 of deferred revenue as of December 31, 2020 and December 31, 2019, respectively, the Company recognized $97,823 and $61,964 as revenue during the year ended December 31, 2021 and 2020, respectively.
Remaining Performance Obligations
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2021 and December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $231,666 and $172,885 respectively, which consists of both billed consideration in the amount of $159,409 and $138,982 respectively, and unbilled consideration in the amount of $72,257 and $33,903 respectively, that the Company expects to recognize as revenue. As of December 31, 2021, the Company expects to recognize 61% of its remaining performance obligations as revenue in the year ended December 31, 2022 and the remainder thereafter.
Contract acquisition costs
The Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to obtaining customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.
Sales commissions for the renewal of a contract are considered commensurate with the sales commissions paid for the acquisition of the initial contract given no substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid upon the initial acquisition and for the renewal of a contract are amortized over the contractual term of the initial contract or the renewal.
Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in sales and marketing expense in the consolidated statements of operations.
The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. No impairment losses of capitalizes sales commissions were recorded during the periods presented.
Commission expenses for the year ended December 31, 2021, 2020 and 2019 were $10,700, $8,400 and $6,800 respectively.
K.Research and development costs
Research and development costs are expensed as incurred. As defined by ASC Subtopic 985-20 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed”, costs associated with the development of computer software which are incurred subsequent to the establishment of technological feasibility, are capitalized thereafter until the product is available for general release to customers. Costs incurred by the Company between completion of the development and the point at which the product is ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.
L.Product warranties
The Company provides a one-year warranty on most of its products. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.
M.Advertising expenses
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2021, 2020 and 2019 were $5,274, $4,098 and $5,315 respectively.
N.Income taxes
The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. A valuation allowance is provided, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets.
The Company implements a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent (cumulative basis) likely to be realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company classifies interest and penalties related to unrecognized tax benefits as part of income taxes.
O.Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC718). ASC 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense on a straight line method.
The fair value of the shares of ordinary shares underlying the stock options has historically been determined by the Company’s board of directors as there was no public market for the underlying ordinary shares. The Company’s board of directors determines the fair value of the Company’s ordinary shares by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its ordinary shares, the valuation of comparable companies, sales of the Company’s ordinary and redeemable convertible preferred shares to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst other factors.
For all share options granted, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight line method. The Company utilized a dividend yield of 0-5%.
Stock based compensation costs have been included in income from operations.

P.Fair value measurements
The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•        Level 1:    Quoted prices in active markets for identical assets or liabilities.
•        Level 2:    Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that re significant to the fair value of the asset or liability at measurement date.

The first two levels in the hierarchy are considered observable inputs and the last is considered unobservable. The carrying value of accounts receivable and payables and the Company’s cash and cash equivalents, restricted cash and short-term investments, approximates fair value due to the short time to expected payment or receipt of cash.

Derivative warrant liabilities
Upon the closing of the transaction, 20,000,000 public warrants and 9,666,667 private warrants, that were both issued by TWC prior to the transaction, were outstanding to purchase the Company’s ordinary shares. Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the transaction and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company ordinary shares equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised for cash or on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. As the private warrants include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, under ASC Section 815-40, those warrants are not indexed to the Company’s ordinary shares in the manner contemplated by that Section, so long as they are held by the initial purchasers or their permitted transferees.
The Public Warrants may be exercised with a different mechanism, depends on whether the Company maintain an effective registration statement or not. Since, among other things, the fact whether the Company maintains an effective registration statement effect the settlement provision of the Public Warrants (i.e., the cap is applicable depends on whether the registration statement is effective or not), is not an input into the pricing of fixed for fixed option model on equity shares, the Public Warrants are precluded from being indexed to the Company's own stock and should be classified as a liability.
Therefore, the public and private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging”.

	Public Warrants	Private Placement Warrants	Total Derivative Warrant liability
Warrant liability assumed from the Business Combination	$34,400	$34,045	$68,445
Change in fair value of warrant liability	800	(12,767)	(11,967)
Balance, December 31, 2021	$35,200	$21,278	$56,478

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected stock-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0-5%. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

As of December 31, 2021
Number of private placement warrants	9,666,667
Exercise price	$11.5
Share price	$8.02
Expiration term (in years)	4.66
Volatility	44.8%
Risk-free Rate	1.22%
Dividend yield	0% - 5%

Restricted sponsor shares liability and Price adjustment shares

7,500,000 Ordinary Shares issued to the Sponsor, out of a total of 13,500,000 shares, are Restricted Shares and will vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the of the triggering events (as defined in the business combination agreement); if at any time during the Price Adjustment Period the price of Cellebrite Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Shares not previously vested will vest and will be entitled to participate in the change of control transaction. The probability of such event was considered by the Company. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Cellebrite Shares that have not vested as of such time will be forfeited. Cellebrite security holders shall be entitled to vote their unvested Restricted Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Shares while they remain unvested.
Holders of the Company’s Ordinary Shares and vested Restricted Share Units, in each case as of immediately prior to the effective time, are eligible to receive up to 15,000,000 Ordinary Shares that will vest in 3 tranches of 5,000,000 upon achievement of the of the triggering events (if at any time during the Price Adjustment Period the price of Cellebrite Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period.) or upon a Change of Control (as defined in business combination agreement) before the five (5) year anniversary of the Closing Date; The probability of such event was considered by the Company.
Following the Merger, the Company issued equity and debt instrument. Transaction expenses were allocated on a relative fair value basis.

	Restricted sponsor shares	Price adjustment shares	Total
Earn out shares assumed from the Business Combination	$62,347	$117,675	$180,022
Change in fair value of warrant liability	(17,635)	(38,271)	(55,906)
Balance, December 31, 2021	$44,712	$79,404	$124,116

Q.Derivative instruments
The Company has instituted a foreign currency cash flow hedging program using foreign currency forward contracts (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. The Company hedges portions of its forecasted expenses denominated in NIS. These transactions are designated as cash flow hedges, as defined under ASC 815, “Derivatives and Hedging”.
As of December 31, 2021 and 2020, the amount recorded in accumulated other comprehensive income from the Company’s currency forward, net of tax, was $577 and $1,521, respectively.
As of December 31, 2021, the notional amounts of foreign exchange forward contracts into which the Company entered were $15,623. The foreign exchange forward contracts will expire by May 13, 2022.
The fair value of derivative instruments assets balances as of December 31, 2021 and 2020, totaled $964 and $2,016, respectively.
R.Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangible — Goodwill and Other”, goodwill is not amortized, but rather is subject to an annual impairment test.
ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually, the fourth quarter, or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company has determined that it has one operating segment and one reporting unit.
ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed.
Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. There were no impairment charges to goodwill during the period presented.
S.Intangible assets
Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Core technology	5- 7
Trade name	4
Customer relationship	10
Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.
T.Business combination
The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, the Company estimated the future expected cash flows from acquired core technology and acquired trade name from a market participant perspective, useful lives and discount rates. In addition, management makes significant estimates and assumptions, which are uncertain, but believed to be reasonable.
Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.
U.Concentrations of credit risk
Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash, trade receivables and other receivables. The majority of the Company’s cash and cash equivalents are maintained in U.S. dollar. Generally, these cash and cash equivalents and short term investment may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets. The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.
V. Segment reporting
The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.
W. Basic and diluted net income (loss) per share
The Company computes basic income (loss) per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and vesting of RSUs granted under share based compensation plans using the treasury stock method.
Basic and diluted income (loss) per share was presented in conformity with the two class method for participating securities for the year ended December 31, 2021, 2020 and 2019, as a result of a dividend distribution.
The potentially dilutive share options to purchase ordinary shares that were excluded from the computation amounted to 9,995,236, 31,728,133 and 29,276,607 for the years ended December 31, 2021, 2020 and 2019, respectively, because including them would have been anti dilutive.
The Earn-Out Shares, which were subject to the occurrence of certain conditions, were excluded from the diluted net income per share calculation for the year ended December 31, 2021, because the Earn-Out Shares conditions were not met at the end of the reporting period.
Public warrants and Private warrants, were excluded from the diluted income per share for the year ended December 31, 2021, as the inclusion would have been anti dilutive.
X. Recently issued accounting pronouncements
As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.
Recently adopted accounting pronouncements:

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. Under previously effective GAAP, an acquirer recognizes such items at fair value on the acquisition date.
ASU 2021-08 amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606.
The Company allocated the transaction price to each performance obligation based on the standalone selling price at the acquisition date.
As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities (deferred revenue) in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. In addition, as a result of the amendment, acquirer likely would subsequently recognize the same amount of revenue that the acquiree would have recognized if no business combination took place.
The ASU will be effective for fiscal years beginning after December 15, 2022 and interim periods therein for public business entities.
The Company early adopted the standard in 2021. Acquisitions of businesses assumed during the year ended December 31, 2021 were presented in conformity with the provisions of the standard.

Recently issued accounting pronouncements not yet adopted:
In February 2016, the FASB issued ASU 2016-02, “Leases” (“ASC 842”), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of twelve (12) months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, “Leases”. The standard is effective for the annual periods beginning on or after January 1, 2022. The Company expects adoption of the ASU to have a material impact on its consolidated balance sheet, which will result in the recognition of ROU assets and lease liabilities of approximately $16,400 on January 1, 2022. The main impact of the ASU pertains to the recognition of an ROU asset and a lease liability arising from the Company’s office building lease agreement. Further, the Company expects its financial income (expenses), net to be impacted by foreign exchange gain and losses arising from its non-USD denominated lease liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.
ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2023, including interim periods within that year. The Company does not plan to early adopt the ASU and is assessing the impact of the standard.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for taxes partially based on income and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard will be effective for the Company beginning January 1, 2022. The Company does not expect this standard to have a significant impact on the Company’s consolidated financial statements.

Y. Certain comparative figures have been reclassified to conform to the current year presentation.

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 3. Business combination
a.Acquisition of BlackBag Technologies Inc.:
On February 27, 2020, the Company completed the acquisition of 100% of the shares of BlackBag Technologies Inc. (“BlackBag”), a US computer collection and review solutions company, for a total consideration of $33,362. Out of the total consideration, $15,362 was paid in cash at the closing and additional $18,000 will be paid in three installments, $6,000 each year in the first, second and third anniversary of the closing. $13,000 out of the $18,000 are subject to the attainment of certain employee retention and are recognized over two years as payroll expenses and are not included within the total purchase price. Acquisition expenses were $1,848 during 2020 and consist of costs incurred to complete the acquisition and related integration charges. These charges were recorded in general and administrative expenses.
Upon acquisition, BlackBag became a wholly owned subsidiary of the Company. The acquisition was accounted for as a business combination. The Company recorded trade name, core technology and goodwill in the amounts of $4,000, $3,900 and $9,463, respectively. The estimated useful life of the trade name and core technology are 4 years and 7 years, respectively. The Company recognized $1,289 and $1,546 amortization costs related to these intangible assets for the year ended December 31, 2021 and December 31, 2020, respectively.

b.On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (SPAC). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company.

On the date of Closing of the Merger (the “Closing”) and prior to the Merger becoming effective by acceptance of the Merger Certificate for filing by the Secretary of State of the State of Delaware, and prior to the Company’s Preferred Share conversion into Ordinary Shares as described below, an initial dividend of $21,300 (“Initial Dividend”) and an additional dividend of $78,700 (“Additional Dividend”) were paid to the holders of Company’s Ordinary Shares, Preferred Shares and vested restricted stock units (“RSU”) (all the “Company Shareholders”).

Immediately after the payment of the Initial Dividend and the Additional Dividend and prior to the Effective Time each Company Preferred Share was automatically converted into Ordinary Share in accordance with the terms in Cellebrite’s Article of Association.

Immediately following such conversion but prior to the Effective Time, the Company effected a reverse stock split of each Company Ordinary Share into such number of Company Ordinary Shares, which set the Ordinary Share value at $10 ( See also Note 12).

Furthermore, Cellebrite issued TWC security holders the following securities at the Effective Time: each Public Share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”).
At the Effective Time each private warrant of TWC and each Public Warrant was converted into a warrant of Cellebrite, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination. Additionally, each option and restricted stock unit of Cellebrite remain outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Ordinary Shares.
Concurrently with the execution of the Merger Agreement, certain accredited investors (the “PIPE Investors” and each, a “PIPE Investor”) entered into share purchase agreements (the “Share Purchase Agreements” and each, a “Share Purchase Agreement”) pursuant to which the PIPE Investors committed to purchase Ordinary Shares from certain Cellebrite shareholders at a purchase price of $10.00 per share in an aggregate number equal to 30,000,000 and an aggregate purchase price of $300,000 (the “PIPE Investments” and each, a “PIPE Investment”) on the closing date of August 30, 2021 (the “Closing Date”), which were converted into 30,000,000 Ordinary Shares upon the consummation of the Merger (the “PIPE Shares”). The PIPE Investment closed immediately prior to the Merger

c.Acquisition of Digital Clues carved Out Assets :
On November 11, 2021, the Company completed the acquisition of Digital Clues LTD. (“DC”) carved out assets, for a total consideration of $20,000 . DC is an open-source intelligence providing the ability to view any online information to collect, analyze, and produce actionable intelligence.
The purchase price allocation for the acquisition has been determined as follows:

Amount
Net assets	$(890)
Technology	3,347
Customer relationship	177
Goodwill	17,366
Total	$20,000

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is deductible for income tax purpose.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	US$ thousands	In years
Core technology	3,347	7
Customer relationship	177	10
Total identifiable intangible assets	$3,524
The Company recorded amortization expenses of $67 for the year ended December 31, 2021.
Additionally, the Company incurred transaction costs $267 during the year ended December 31, 2021, which were included in general and administrative expenses in the Consolidated Statements of Operations.
9

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 4. Intangible assets, net
Definite-lived intangible assets:

	December 31, 2021	December 31, 2020

Original amounts:
Core technology	$10,411	$4,000
Trade name	3,900	3,900
Customer relationship	177	—
	14,488	7,900
Accumulated amortization:
Core technology	1,470	476
Trade name	1,788	813
Customer relationship	2	—
	3,260	1,289
Intangible assets, net
	$11,228	$6,611
a. Amortization expense amounted to $1,971, $1,289 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

b. The expected future amortization expenses by year related to the intangible assets as of December 31, 2021 are as follows:

2022	$2,655
2023	2,655
2024	1,843
2025	1,680
2026 and thereafter	2,395
$11,228
Note 5. Short-term deposits
Short-term deposits consist of short-term deposits and restricted deposits. Short-term deposits as of December 31, 2021 and ,2020 amounts to $35,592 and $108,928, respectively. The deposits carry interest rates in 2021 is between 0.1% – 1.55% (2020: 0.27% – 2.47%).

Note 6. Prepaid expenses and other current assets

	December 31, 2021	December 31, 2020
Advances to suppliers	$827	$163
Prepaid expenses	8,927	4,319
Government institutions	1,662	811
Other	1,402	2,146
	$12,818	$7,439

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 7. Inventories

	December 31, 2021	December 31, 2020
Raw materials	$4,742	$3,279
Finished goods	1,769	1,475
	$6,511	$4,754

Note 8. Property and equipment, net

	December 31, 2021	December 31, 2020
Manufacturing equipment	$526	$509
Furniture and equipment	8,294	6,898
Leasehold improvements	6,637	6,430
Computers and software	22,735	18,931
	38,192	32,768

Less—accumulated depreciation	(21,436)	(16,662)
	$16,756	$16,106
Depreciation expenses were $5,036, $4,464 and $3,587 in the year ended December 31, 2021, 2020 and 2019, respectively.

Note 9. Other accounts payable and accrued expenses

	December 31, 2021	December 31, 2020
Governmental institution	$2,372	$2,192
Employees and related expenses	29,725	28,098
Income tax payable	8,235	6,610
Accrued expenses	12,800	11,037
Phantom option units liability	—	538
Advances from customers	695	559
Other	217	78
	$54,044	$49,112

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 10. Liability for employees severance benefits

a.Under Israeli law and labor agreements, the Company is required to make severance payments to retired or terminated employees and to employees leaving employment in certain other circumstances.
The liability of the Company to pay severance pay to its employees is covered by the provision and by the payment of premiums for insurance policies. The Company makes payments into a general provident fund. The amounts deposited in the provident fund and the amounts paid for insurance policies in the names of the companies include accrued profits and may be withdrawn subject to restrictions determined by law.

b.According to Section 14 to the Severance Pay Law (“Section 14”) in Israel the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing from 2007, the Company has entered into agreements with a majority of its employees in order to implement Section 14.
Therefore, beginning that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the Company’s Consolidated Financial Statements. In addition, we pay severance benefits to our employees located elsewhere in accordance with local laws and practices of the countries in which they are employed and as a result have no accumulated liability. For the year ended December 31, 2021, 2020 and 2019 severance pay expenses amounted to $4,067, $3,340 and $3,476 respectively.

c.The US Subsidiary has a defined contribution plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) which covers eligible U.S. employees as they are defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the greater of 6% of the participant’s compensation. For the year ended December 31, 2021 and 2020, the Company made 401(k) plan contributions of approximately $1,455, $877 and $774 , respectively.

Note 11. Commitments
The Company has rent agreements for its offices and plants, that are accounted for as operating leases.
The latest period included in the agreements will end by February 28, 2031. Certain agreements have extension options.

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Future minimum lease commitments under non-cancellable operating leases as of December 31, 2021, are as follows:

US$ thousands
2022	$4,890
2023	4,251
2024	5,417
2025	2,221
2026 and thereafter	1,722
$18,501

Note 12. Shareholders’ equity (deficiency) and redeemable convertible preferred shares

a.Stock Split
On August 30, 2021, the Company’s board of directors approved a 1:1.0422 reverse stock split. As a result, all ordinary shares, Preferred Shares, options for ordinary shares, restricted share unites,exercise price and net income (loss) per share amounts were adjusted retroactively for all periods presented in these condensed consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these condensed consolidated interim financial statements.

b.Ordinary Shares
As of December 31, 2021 and 2020, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share ordinary share. The voting, dividend and liquidation rights of the holders of the Company’s common stock is subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth below.
Common stock confers upon its holders the following rights:

i.The right to participate and vote in the Company’s general meetings. Each share will entitle its holder, when attending and participating in the voting to one vote;
ii.Dividends or Distribution shall be paid or be made to the holders of Ordinary Shares, shall be in an amount equal the product of the dividend or distribution payable or made on each ordinary share determined as if all preferred shares had been converted into ordinary shares and the number of ordinary shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and
iii.The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the stock held by them.

c.Redeemable Convertible Preferred shares rights
On June 17, 2019, the Company issued 39,779,261 Convertible Preferred shares for $2.765 per share (the “Original Issue Price”) for the total consideration of $101,205 (net of issuance costs).
13

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
On June 17, 2019, IGP Saferworld Limited Partnership (hereinafter: “IGP”), an investment vehicle of IGP Capital, a venture capital firm based in Israel, invested $110 million in the Company, in exchange for the Company’s redeemable convertible preferred shares, representing 24.4% of the Company’s outstanding ordinary and preferred shares (see also Note 3b and Note 12b). Following the IGP investment, the Company paid to its employees compensation in the amount of $4,034 includes in other expenses in the consolidated statements of operations and comprehensive income (loss).
On August 30, 2021, immediately before the consummation of the Merger with TWC, the Company’s Preferred Shares were converted into Ordinary Shares.

d.Acquisition of shares by the Company:
During 2019, the Company acquired 295,000 shares from two of its shareholders, who were employed by the Company at the time of purchase. The shares were acquired in a price representing the fair value and the acquisition was presented as “Treasury stock”. The Treasury shares held by the Company were cancelled prior to the IGP investment as details in paragraph 12c. During 2020, the Company acquired 43,540 shares from one of its shareholders, who were employed by the Company at the time of purchase.

e.Option Plan and RSU’s:
.On June 17, 2019, the Company adopted a restricted share and restricted share units (“RSU”) Plan and a Share Option Plan. Under the RSU Plan, the maximum aggregate number of Shares that may be issued pursuant to awards under this plan shall initially be 5,756,855 authorized but unissued shares, or such other number as the Board may determine from time to time. As for the Share Option Plan, the Company has reserved a total of 20,761,094 Shares for the purposes of the Plan and for the purposes of any other equity incentive plans which may in the future be adopted by the Company.
On August 1, 2021, The Company adopted the 2021 (the “2021 Plan). The 2021 plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs and other share-based awards.
The maximum aggregate number of shares that may be issued pursuant to awards under this 2021 Plan is 28,075,309.
Employee Share Purchase Plan:
In August 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”)
The aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 1,871,687 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Shares as may be determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.
The weighted-average fair value of stock-based compensation is based on the single option valuation approach and is estimated on the date of grant using a lattice based option valuation model.

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The fair value of options granted during the year ended December 31, 2021, December 31, 2020 and December 31, 2019 were calculated based on the following average assumptions:

Year ended December 31,
	2021	2020	2019
Contractual period in years	10	10	10
Volatility	35.9% - 52.7%	45.1% - 50.2%	43.1% - 45.2%
Risk free interest rate	1.3% - 1.4%	0.1% - 1.0%	2.2% - 2.8%
Dividend yield	—% - 5%	0% - 5%	0% - 5%
Exercise price	$0.00 - $8.270	$2.385 - $5.190	$2.485 - $3.533
Fair value of Ordinary Share	5.41 - $8.270	$1.950 - $5.190	$2.032 - $3.533

Due to the dividend distribution adjustment mechanism, the exercise price is reduced according to the specific option agreement with each employee. The Company used estimated volatility of comparable public companies to estimate the expected volatility used for the lattice model. The risk-free interest rate assumption is based upon the US Treasury yield.

As of December 31, 2021 the aggregate amount of options and RSU outstanding is 27,276,343.
A summary of the Company’s option activity and related information is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2020	30,834,504	$2.724	8.14
Granted	70,678	5.036
Exercised	2,626,573	2.661
Forfeited	2,790,712	2.874
Outstanding at December 31, 2021	25,487,897	$2.837	7.03
Exercisable at December 31, 2021	16,158,817	$2.643	6.45

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2019	27,377,797	$3.033	8.59
Granted	9,909,539	2.215
Exercised	693,101	2.238
Forfeited	5,759,731	3.485
Outstanding at December 31, 2020	30,834,504	2.724	8.14
Exercisable at December 31, 2020	13,828,828	2.618	5.70

The weighted average fair values at grant date of options granted for the year ended December 31, 2021 and 2020; with an exercise price equal to the value at the date of grant were $5.04 and $0.74 per share, respectively.

The total intrinsic value of options exercised during the years 2021 and 2020 was $8,547 and $2,171 respectively.

The aggregate intrinsic value of the outstanding options at December 31, 2021 and 2020, represents the intrinsic value of 25,440,041 and 29,414,990, respectively, outstanding options that are in-the-money as of such dates. The remaining 70,678 and 143,939 outstanding options are out-of-the-money as of December 31, 2021 and 2020, respectively, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs activity is as follows:

	December 31, 2021	December 31, 2020
Unvested at beginning of year	893,629	1,898,810
Granted	1,393,208	257,638
Vested*	178,254	805,716
Forfeited	65,059	457,103
Unvested, at end of year	2,043,524	893,629

*229,156 RSUs subject to deferral arrangements (“DSUs”) under the 2019 Restricted Share and Restricted Share Units Plan, that were vested as of Dec-31, 2020, and additional 43,356 DSUs that were vested in 2021 are not included in the count of shares, as according to that plan, upon their vesting they remain as a Share Unit and not converted into shares.

The weighted average fair value at grant date of RSUs granted for the year ended December 31, 2020 and 2021 was $1.95 and $8.27 respectively

The total fair value of shares vested during the years 2021 and 2020 was $927 and $4,327, respectively.
16

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
As of December 31, 2021, the Company had approximately $20,316 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s, expected to be recognized over a weighted average period of 3.6 years. The Company did not recognize any tax benefit related to the share-based compensation.

Subsequent to year end, during February, the Company’s board of directors approved additional grant 4,559,059 stock based compensation to its employees.

f.Stock based compensation costs are recorded in the consolidated statements of operations were as follows:

	Year Ended December 31,
	2021	2020	2019
Cost of revenues	$290	$304	$190
Research and development	1,076	1,145	1,212
Sales and marketing	2,332	2,298	2,969
General and administrative	2,782	3,524	8,388
	$6,480	$7,271	$12,759

Note 13. Net income (loss) per share
The following table sets forth the computation of basic losses per share:

	Year Ended December 31,
	2021	2020	2019
Numerator:
Net income (loss)	$71,396	$5,781	$(1,876)
Basic net income attributable to Preferred shareholders	—	15,125	8,163
Basic net income attributable to Restricted sponsor shares	963	—	—
Basic net income (loss) attributable to Ordinary shareholders	70,433	(9,344)	(10,039)

Denominator:
Weighted average number of Ordinary shares used in computing basic net income (loss) per share	144,002,394	123,696,624	121,560,817
Basic net income (loss) per share of Ordinary shareholders	$0.49	$(0.08)	$(0.08)
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	161,538,579	123,696,624	121,560,817
Diluted net income (loss) per share of Ordinary shareholders	$0.44	$(0.08)	$(0.08)

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 14. Revenues

	Year Ended December 31,
	2021	2020	2019
Revenues from subscription services	$120,889	$100,614	$81,505
Revenues from term-license	62,428	29,131	5,142
Total revenues from subscription	183,317	129,745	86,647
Revenues from perpetual license and other	34,169	42,136	59,175
Revenues from professional services	28,760	23,032	26,032
	$246,246	$194,913	$171,854
Including related party revenues in the amount of $3,678, $1,865 and $3,662 in 2021, 2020 and 2019, respectively.

Note 15. Cost of revenues

	Year Ended December 31,
	2021	2020	2019
Materials and changes in inventories	$10,316	$10,532	$7,638
Payroll and related expenses	19,754	17,019	14,272
Training expenses	3,885	2,713	5,338
Shipping expenses	1,548	1,543	1,784
Depreciation and Amortization	1,080	1,327	1,501
Inventory write-off	230	150	262
Travel	1,410	866	1,561
Other	4,334	3,729	3,467
	$42,557	$37,879	$35,823

Cost of revenues by revenue type

	Year Ended December 31,
	2021	2020	2019
Cost of revenues from subscription services	$9,369	$8,795	$6,585
Cost of term-license	2,299	1,709	189
Cost of revenues from perpetual license and other	9,817	9,370	10,049
Cost of revenues from professional services	21,072	18,005	19,000
	$42,557	$37,879	$35,823

Note 16. Sales and marketing
18

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Payroll and related expenses	$48,901	$39,991	$36,559
Sales commissions	10,312	8,246	6,624
Marketing and advertising	5,274	4,098	5,322
Travel and entertainment	2,279	1,276	4,939
Rent and maintenance	2,513	2,640	2,661
Depreciation and amortization	1,872	1,877	824
Vehicle costs	466	423	448
Professional consultants	1,349	808	1,889
Recruiting expenses	1,043	330	859
Other	2,380	1,616	1,485
	$76,389	$61,305	$61,610

Note 17. Research and development

	Year Ended December 31,
	2021	2020	2019
Payroll and related expenses	$53,683	$45,716	39,142
Rent and maintenance	1,851	2,117	1,721
Subcontractors and projects	3,482	2,676	2,398
Travel and entertainment	185	20	314
Vehicle costs	232	270	355
Recruiting expenses	178	127	222
Depreciation and amortization	2,100	1,813	1,135
Other	3,830	1,638	1,286
	$65,541	$54,377	$46,573

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 18. General and administrative

	Year Ended December 31,
	2021	2020	2019
Payroll and related expenses	$19,366	$18,460	16,386
Professional fees	4,307	4,274	2,040
Vehicle costs	469	328	263
Rent and maintenance	1,559	2,147	2,071
Travel and entertainment	249	262	425
Refreshments, gifts and donations	525	778	645
Doubtful accounts and bad debts	676	606	266
Recruiting expenses	727	330	386
Depreciation	1,955	978	484
Issuance costs	11,835	—	—
Other	6,269	3,971	6,402
	$47,937	$32,134	$29,368
Note 19. Taxes on income
A. Israeli taxation

1. Corporate tax rates in Israel:
The tax rates relevant to corporations in Israel in the years 2021, 2020 and 2019 is 23%. However, the effective tax rate reported by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) is lower.

2.Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investment Law”) Approved/Beneficiary Enterprise
Pursuant to the Investment Law, the Company was awarded “Approved Enterprise” and “Beneficiary Enterprise” status under the government alternative benefits path beginning in 2003 until 2018 (included). During this period the Company was entitled to beneficial tax rates of 0% – 10%. The Company decided to terminate its “Approved” and ”Beneficiary Enterprise” status early and enjoy beneficial tax rates under the “preferred technological enterprise” status effective beginning 2019.
In the event of distribution of dividends from income taxable at 0% tax rate as part of the Approved Enterprise or Beneficiary Enterprise statuses, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved or Beneficiary Enterprise’s.

During the year ended December 31, 2021, the Company distributed approximately $71,000 attributable to these “trapped earnings” and recorded a related income tax expense of approximately $7,000. As of December 31, 2021, the Company has no remaining trapped earnings that would generate a tax liability, if distributed.

On November 15, 2021, the Israeli Economic Efficiency Law for the years 2021 and 2022 was enacted, which consists of numerous legislative amendments and arrangements, including an amendment to Section 74 of the Encouragement Law, which deals with the
20

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
identification of sources of dividend distributions as of August 15, 2021 (hereinafter - the amendment). The amendment stipulates that in any dividend distribution from companies holding accumulated profits that were exempt from tax until their distribution as a dividend ("trapped earnings"), a certain part of the distribution will be considered a distribution of those trapped earnings, which will be fully taxed upon release. In addition, a temporary provision to the Encouragement Law was enacted, which offers a reduced tax payment arrangement to companies that have trapped earnings. The temporary provision, which is valid until November 14, 2022, stipulates that companies that have chosen to apply it, will be entitled to a tax rebate on corporate income tax, for the released trapped earnings. The release of trapped earnings allows their distribution at a beneficiary corporate tax rate according to the ratio of the distributed profits. The beneficiary corporate tax will be determined according to the ratio of the trapped earnings that the company seeks to release from all its trapped earnings. It will range between 40% to 70% of the corporate tax rate that would have applied to income in the year it was generated, but in any case, not less than 6%. Eligibility for the beneficiary corporate tax rate is conditional on a company's decision to release part or all of its trapped earnings and the payment of the tax due until November 14, 2022, as well as on making investments in the companies' industrial plants over five years, in accordance with the formula set forth in the amendment. The Company might be eligible to a reduce tax for the trapped earning distributed on August 30, 2021 in the amount of $71,000 as detailed above

Preferred Enterprise and Preferred Technology Enterprise
Preferred Enterprise and Preferred Technology Enterprise
On May 16, 2017 the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) — 2017 (hereinafter: “the Regulations”), which provides rules for applying the “Preferred Technological Enterprise” tax benefit track including the formula that provides the mechanism for allocating the technological income eligible for the benefits
Commencing in 2019 the Company elected the Preferred Technology Enterprise status to apply under the Law for the Encouragement of Capital Investments (the “Investment Law”). The approval is currently in affect for the tax years 2019 to 2023. The Company expects to continue to meet the conditions to be entitled to the “Preferred Technological Enterprise” status beyond 2023.
Income subject to the Preferred Technology Enterprise status is taxed at reduced tax rate of 12% and income from manufacturing activity in Area A is taxed at reduced tax rate of 7.5%.

3.Foreign Exchange Regulations:
Under the Foreign Exchange Regulations, the Company calculates its Israeli tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.

B.Income taxes on non-Israeli subsidiaries:

The Company’s subsidiaries incorporated in the US, Germany, Singapore, Australia, Brazil, UK, France, Canada, Japan and India are taxed according to tax laws in the countries of their
21

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
residence. The Company’s effective tax rate depends on the geographical mix of where its profits are earned. In the year 2021, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of 26% and the subsidiaries in Germany and Singapore are subject to corporation tax at a rate of approximately 33% and 17% respectively. As of December 31, 2021, the Company had approximately $25,768 undistributed earnings of its subsidiaries for which a deferred tax liability of approximately $4,125 was not recognized.
These undistributed earnings were designated as indefinitely reinvested.
In the event of a distribution of those earnings in the form of dividends, a sale of the subsidiaries, or certain other transactions, we may be liable for income taxes, subject to an adjustment, if any, for foreign tax credits and foreign withholding taxes payable to certain foreign tax authorities

C.Deferred taxes
Deferred taxes recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets:
Deferred research and development cost	$3,556	$4,970
Employee related liabilities	842	906
Intangible assets	1,125	1,304
Goodwill	2,773	1,354
Deferred revenues	1,765	1,164
Issuance costs	1,347	—
Other	1,068	431
Total deferred tax assets	12,476	10,129

Deferred tax liabilities:
Deferred costs	1,324	1,242
Intangible assets	545	771
Goodwill	180	68
Property and equipment	438	455
Derivative instruments	79	208
Other	110	13
Total deferred tax liabilities	2,676	2,757
Total deferred tax assets, net	$9,800	$7,372

A reconciliation of the amount that would result from applying the Company’s e statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense allocated to continuing operations is as follows:

22

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Income before income taxes expense, as reported in the consolidated statements of operations	$82,305	$11,397	$1,415
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on income	18,930	2,621	325
Foreign subsidiaries taxed at different tax rates	167	81	76
Preferred tax rates in Israel	(7,598)	(72)	937
Revaluation of liability instruments	(8,145)	—	—
Non-deductible expense	1,363	1,501	2,293
Taxes in respect of prior years	(125)	78	(283)
Intercompany transfer of intangible assets	—	1,324	—
Tax on dividend distributed from trapped earnings	7,068	—	—
Other	(751)	83	(57)
Actual income tax expense	$10,909	$5,616	$3,291

Income before income tax expense is comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Domestic	$71,434	$4,348	$(3,920)
Foreign	10,871	7,049	5,335
	$82,305	$11,397	$1,415

Income tax expenses allocated to continuing operations is comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Current:
Israel	$9,665	$4,549	$3,950
Foreign	2,882	3,885	1,008
Total current tax expense:	12,547	8,434	4,958

Deferred:
Israel	(10)	(3,729)	(1,897)
Foreign	(1,628)	911	230
Total deferred tax benefit	(1,638)	(2,818)	(1,667)
Total income tax expense	$10,909	$5,616	$3,291

23

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31, 2021	December 31, 2020
Unrecognized tax benefits, beginning of year	$2,007	$1,689
Decreases in tax positions for prior years	—	(388)
Increases in tax positions for current year	1,231	706
Unrecognized tax benefits, end of year	$3,238	$2,007

Interest expense recognized related to uncertain tax positions amounted to $92 , $25 and $51 in 2021 , 2020 and 2019, respectively. Total accrued interest as of December 31, 2021 and 2020 was $168 and $76, respectively, and were included in accrued expenses.

The Company currently does not expect unrecognized tax benefits to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
The Company’s income tax assessments in Israel through the year 2016 are considered final and the Company is currently under routine income tax audit for tax years 2017-2018.
The Company is subject to income tax in other jurisdictions outside of Israel, of which the major jurisdiction is the U.S. The Company’s operation in the US is subject to examination for tax years 2016 and afterwards.

Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2021, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Note 20. Financial income, net

	Year Ended December 31,
	2021	2020	2019
Financial income:
Interest on deposits	$847	$2,710	$3,475
Foreign currency translation differences	$51	780	380
Revaluation of liability instruments	$67,873	—	—
Other	$276	112	—

Financial expenses:
Bank charges	$(166)	(197)	(222)
Changes in exchange rates	$(245)	(1,226)	(568)
Other	$(153)	—	(130)
	$68,483	$2,179	$2,935

24

Cellebrite DI Ltd. and its Subsidiaries

Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 21. Dividend distribution
In 2021 and 2020 the Board of Directors declared and distributed a dividend of $100,000 and $10,000, respectively, which were paid during the year.
The dividend distributions were subject to a withholding tax at the shareholder’s level at the rate of 5%- 25%. See also note 3b.

Note 22. Transactions and Balances with Related Parties
A.Transactions with SUN Corporation

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Revenues	3,678	1,865	3,662
B.Balances with SUN Corporation

	December 31, 2021	December 31, 2020
Trade receivables	214	—
Trade payables	—	(154)
25