Form 20-F
period 2022-12-31
Cellebrite DI Ltd.
filed 2023-04-27
CIK 1854587

Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40772

Cellebrite DI Ltd.

Table of Content
(Exact name of Registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

94 Shlomo Shmelzer Road Petah Tikva 4970602, Israel
(Address of principal executive offices)

Copy to:
Ayala Berler Shapira
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

On April 14, 2023, the issuer had 194,689,938 ordinary shares, par value NIS 0.00001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Table of Content
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

Large accelerated filer	☐	Non-accelerated filer	☐
Accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Table of Content
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Table of Content
TABLE OF CONTENTS

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
Cellebrite is a global leader providing Digital Intelligence (“DI”) suite of solutions, comprising of software and services, for legally sanctioned investigations. Cellebrite currently has two classes of securities listed on the Nasdaq Global Market (“Nasdaq”): our ordinary shares, NIS 0.00001 par value (“Ordinary Shares” or “ordinary shares”), and warrants to purchase Ordinary Shares (“Warrants”).
On April 8, 2021, Cellebrite entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), which closed on August 30, 2021 (the ”Closing”), pursuant to which TWC became a wholly-owned subsidiary of Cellebrite (the “Merger”), the security holders of TWC became security holders of Cellebrite and Cellebrite became a publicly traded company with its securities listed on the Nasdaq.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). We present our combined financial statements in U.S. dollars (“U.S. dollars” “USD,” “US$” or “$”). All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022.

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

Table of Content
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
•risks due to intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;
•risks associated with the inadvertent or deliberate misuse of our solutions;
•risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;
•risks associated with the use of artificial intelligence in our solutions;
•risks that financing sources may be unavailable to us on reasonable terms or at all;
•risks associated with our reliance on third-party suppliers for certain components, products, or services, including risks related to the availability of raw materials or components;

Table of Content
•challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions;
•risks related to our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us;
•risks associated with our ability to retain, recruit, and train qualified personnel, particularly research and development and sales and marketing personnel in regions in which we operate, including in new markets and growth areas we may enter;
•risks associated with political and reputational factors related to our business or operations, such as negative publicity, including with respect to the nature of our solutions;
•risks that our customers may delay or terminate contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business;
•risks related to the difficulty in discerning revenue declines from our operating results due to the way in which we recognize revenue;
•risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and potential audits, investigations, civil and criminal penalties and administrative sanctions;
•risks associated with the weakening of general economic conditions, including on our private sector customers;
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
•risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personally identifiable information;
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
•risks associated with market volatility in the price of our shares based on our performance or factors and risks associated with general economic and market conditions;
•risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;
•risks associated with potential joint ventures, partnerships and strategic initiatives, including the diversion of management’s attention as a result of such initiatives;
•risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel;
•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks

Table of Content
of disease, as well as the resulting impact on information technology spending and government budgets, on our business;
•risks associated with recent turmoil in the banking industry;
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

Table of Content
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

Risks Related to Cellebrite’s Business and Industry
If we do not continue to develop technologically advanced solutions, our future revenue, financial and operating results would be negatively affected.
Cellebrite offers a comprehensive digital intelligence, or DI suite of solutions that includes a variety of solutions designed to help our customers collect, review, analyze and manage investigative data with respect to legally sanctioned investigations. We specialize in the creation of software based solutions that enable collection, decoding, decryption, analysis, reporting and management of data derived from digital devices and sources manufactured or produced by a variety of original equipment manufacturers (“OEMs”) as well as the applications installed on such sources. Because OEMs and other software manufacturers are continuously changing their products, our success depends on our ability to design and develop new solutions and upgrades to our existing software solutions that keep up with these changes. However, there can be no assurance that we are able to design and develop adequate solutions and upgrades that will be compatible with products from OEMs and other software manufacturers. If we are unable to update our software to keep up with the evolving security and encryption strategies in the industry, the utilization of our solutions may decrease over time if it becomes unable to collect, decode or encrypt data from certain digital devices. Further, as a result, our software may be vulnerable to malicious attacks. As a result, our reputation might be harmed and our financial and operating results will be negatively affected. Further, if we are unable to successfully deliver access capabilities via our Collect & Review solutions, we may not be able to provide our customers with the ability to lawfully access certain investigative or forensic data and as such our customers’ ability to carry out their mission will degrade and this may harm their perception of the value of our solutions and negatively impact our reputation and financial and operational results.

Further, if we experience high turnover of our research and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new solutions development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and research and development teams developing and executing on a roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. Failure to continue offering the same caliber of solutions as we have been able to offer in the past will adversely affect our financial and operating results.

If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.

Sales to law enforcement and government agencies accounted for approximately 90% of our revenue in 2020, 2021 and 2022. At any point, due to external factors and opinions, whether or not related to our products’ performance, law enforcement and governments agencies may elect to no longer

Table of Content
purchase our solutions. The key trends affecting the digital investigations and intelligence market include: among other things, the explosive growth in the volume of data production and availability, the growing frequency and risk of insider threats and employee misconduct in private enterprises, the increases in data complexity, sophistication and business impact of cybercrime in the private sector and the need for digital evidence management and analysis systems, a lack of sufficient digital forensic professionals and constraints in resources in the public sector, and the substantial volume of remote workforce. If we are unable to meet these evolving needs, law enforcement and other government agencies may not continue to purchase, accept and use our solutions, and our revenue and financial condition will be adversely affected.
Our revenue, financial and operating results may also be impacted by changes in organizational structure within the public sector leading to complex decision-making processes or by a slowdown in the pace of adoption of investigation and justice acceleration related technologies in the public sector.

Real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, financial results, growth prospects and reputation.

Because we offer a complex DI suite of solutions, undetected errors, defects, failures or bugs may occur, especially when solutions or capabilities are first introduced or when new versions or other product or infrastructure updates are released. Despite frequent testing by us and regular software updates, errors, failures, or bugs may not be found in new software or releases until after they are implemented, and this could adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions.
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
An error, failure or bug in any of our solutions used by our law enforcement customers could lead to interference with the administration of justice, for example by corrupting digital evidence rendering them inadmissible Real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations or non-renewals. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs.

A failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel has in the past and could in the future adversely affect our results of operations and growth prospects.

Our business requires intensive sales and marketing activities on a constant basis. Part of our strategy is to attract a larger number of law enforcement customers to use more of our solutions. Our sales and marketing personnel are essential to this effort and to attracting new customers and for the renewal and expansion of sales to existing customers generally. We require personnel with expertise in government contracting at federal, state and local levels in a variety of countries, and expertise in the private market, and with sufficient technological literacy to discuss our solutions’ features. There is a limited number of individuals with this experience and competition for them is intense. Furthermore, once hired it takes at least three months before a new sales force member is fully trained and operating at

Table of Content
a level that meets our expectations, and training may take even longer when working remotely. While we invest significant time and resources in training new members of our sales force, we may not be able to achieve our target performance levels with new sales personnel, whether due to larger number of new hires, or lack of experience training sales personnel to operate in new jurisdictions or because of remote hiring and training process, among other reasons. Our failure to hire a sufficient number of qualified individuals, to successfully integrate new sales force members within the time periods we expect, and to contain sales force attrition rates may materially impact our financial and operational results as well as the growth of our business.

We face intense competition, including as a result of consolidation in our industry, which could increase the pricing pressure we face and cause us to lose market share, which would adversely affect our business, financial condition, and results of operations
The markets for our solutions are highly competitive and are subject to rapid technological change and other pressures created by changes in our industry. We face varying levels of competition across our solution offerings. For more information, see “Part I, Item 5. Operating and Financial Review and Prospects—A. Operating Results—Competition.”
Many of our current and potential competitors are larger and/or may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their brand and reputation, resources and offerings. Recently, there has been consolidation within our industry, which may increase competition, lead to pricing pressures and loss of market share and result in competitors with greater resources than us and harm our competitive position. Further, it is possible that domestic or foreign companies or governments, some with substantial experience in the DI industry or greater financial resources than we possess, will seek to provide solutions that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.
Competition may increase and intensify in the future as the pace of technological change and adaptation quickens and as additional companies enter our markets, including those competitors who offer solutions similar to ours, but offer it through a different form of delivery. Numerous releases of competitive products have occurred in recent history and are expected to continue in the future. We may not be able to compete effectively with current competitors and potential entrants into our marketplace. We could lose market share if our current or prospective competitors: (i) develop technologies that are perceived to be substantially equivalent or superior to our technologies, (ii) introduce new competitive products or services, (iii) add new functionality to existing products and services, (iv) acquire competitive products and services, (v) reduce prices, or (vi) form strategic alliances or cooperative relationships with other companies. If other businesses were to engage in aggressive pricing policies with respect to competing products, as done in the past, or if the dynamics in our marketplace resulted in increasing bargaining power by the consumers of our solutions, we might need to lower the prices we charge for the solutions we offer, as we were forced in the past. This could result in lower revenue or reduced profit margins, either of which may materially adversely affect our business and operating results.
Finally, as we expand our offerings, we will face additional competition. For example, in the DI market, there are numerous brands and solutions that compete for sales, with competition based upon brand recognition and loyalty, product packaging, quality and innovation, licensing models, price and convenience. Hence, changes in our image, packaging and licensing models that may be done for marketing and branding purposes could have a negative impact on our customers’ preference for us, which could adversely affect our ability to attract or retain customers. Overall, we believe our ability to compete successfully in delivering DI at a competitive cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our

Table of Content
customers’ needs and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

If our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality.

Once purchased, our solutions are used by our customers, and if our customers do not use the solutions correctly or as intended, inadequate performance or outcomes may result. Our solutions are sometimes used by customers with smaller or less sophisticated IT departments, and professional practitioners, potentially resulting in such suite of solutions performing at a lower level than anticipated by the customer. Our customers rely on our solutions to assist them address important goals and challenges, and so the incorrect or improper use or configuration of our solutions may result in customer dissatisfaction, contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us.
Furthermore, if customer personnel are not well trained in the use of our solutions, customers may open more support tickets, turn to our technical support more often, demand the attention of our customer satisfaction teams, or may defer the deployment of our solutions and solutions, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of customer personnel responsible for procurement and/or use of our solutions, our solutions may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

If we fail to manage future growth effectively, our business could be harmed.

For the last several years, we have experienced rapid growth. For example, our revenue has grown from $172 million in 2019 to $271 million in 2022, and our headcount has increased from 683 employees as of December 31, 2019 to 1,005 employees as of December 31, 2022. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our solutions with a broader base of government and private sector customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating a rapidly growing employee base in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. As our organization continues to grow, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid a formal corporate structure. This could negatively affect our business performance or ability to hire or retain personnel in the near or long-term.
In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to

Table of Content
effectively plan for and model future growth. We may encounter risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth and plan for it, our business, financial condition, and results of operations would be harmed.
Our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results.
To remain competitive, we must continue to develop new offerings, as well as features and enhancements to our existing solutions. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high turnover of our product and development personnel, a lack of management ability to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new offerings as well as existing solutions developments and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a roadmap that allows us to retain and increase our position in the market, the spending of our existing customers and attract new customers. Our failure to do so could materially adversely affect our business.

Our business depends on our customers renewing their subscriptions and purchasing additional subscriptions or services from us. Any material decline in our dollar-based net retention rate would harm our future results of operations.
To continue to grow our business, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. We offer our software solutions primarily through annual and multi-year subscription agreements. In order for us to improve our operating results, it is important that our customers will renew their existing subscription agreements, as well as purchase additional software solutions from us. Our customers have no obligation to renew their subscriptions, and may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of users. We have experienced growth by selling additional solutions to our existing customer base, but there can be no assurances that we will achieve similar growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our product support, our prices and pricing plans, global economic conditions, the inflation and interest rate environment and increased costs, the prices of competing software products, reductions in our customers’ spending levels, user adoption of our solutions, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual subscription terms were to shorten, it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and software-related support service contracts decline from current levels, our revenue and revenue growth may decline, and our business will suffer.

We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared to other businesses.

Table of Content

We do not sell our solutions to new customers using e-commerce methods. While customers can initiate contact with us using our website, the ultimate purchase in most cases is not made through our website and is made only after an interactive discussion with the customer. For example, our sales process may involve “know your customer” vetting and screening procedures which must take place prior to customer being approved. As a result, the purchase process can be lengthy compared to e-commerce transactions, and it is possible that the length of the process may discourage some customers from completing the transaction with us rather than a competitor which offers more seamless online sales.

Issues in the use of artificial intelligence (“AI”) (including machine learning) in our DI Suite of solutions may result in reputational harm, liability or impact our financial results.

AI is enabled by or integrated into our DI suite of solutions. For example, our Cellebrite Pathfinder solution, our principal investigative analytics tool, uses AI to allow customers to create unique search categories for reviewing text, video and image evidence. The evolution of AI, including the recent introduction of OpenAI and ChatGPT as well as competing AI engines, present opportunities for further efficiencies in DI. Failing to adopt such capabilities effectively with the DI suite of solutions may harm our ability to effectively compete in the market place. At the same time, as with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets in AI training, development, or operations may be insufficient, of poor quality, or reflect unwanted forms of bias. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, for example, due to unintentional biases that may stem from the predictive nature of AI algorithms and we may enable or offer solutions that draw controversy due to their perceived or actual impact on society. Though our business practices are responsibly designed to meet our customers’ needs for products and services that use AI and to mitigate many of these risks, we could suffer reputational or competitive damage as a result of any inconsistencies in the application of the technology or ethical concerns both of which may generate negative publicity, as well as regulatory or legal scrutiny.
Existing or future legislation and regulations pertaining to AI, and AI-enabled products may apply to us or to our customers, and may make it more challenging, costly, or in some cases prohibitive for certain products or services to be offered or modified and subject us to regulatory and litigation risks and potential liabilities, which could adversely affect our business and results of operations.
We could also suffer reputational or competitive damage from negative publicity related to products and services that utilize AI or other regulated analytics, which could also adversely affect our business and results of operations.
Current or future privacy-related legislation and governmental regulations pertaining to AI, AI-enabled products and the use of video analytics may influence our current and prospective customers’ activities, as well as their expectations and needs in relation to our products and services and affect how our business is conducted or expose us to unfavorable developments resulting from changes in the regulatory landscape.
Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of

Table of Content
liability. Any such increase in costs or increased risk of liability as a result of changes in these laws and regulations or in their interpretation could individually or in the aggregate make our products and services that use AI technologies less attractive to our customers, cause us to change or limit our business practices or affect our financial condition and operating results.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
As of December 31, 2022, we had cash and cash equivalents of $87.6 million, short-term deposits of $51.3 million and short term and long term marketable securities of $67 million. We could receive approximately up to an aggregate of $341 million from the exercise of outstanding Warrants, assuming the exercise in full of all our outstanding Warrants for cash. However, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants. We expect to meet our ongoing liquidity needs for at least the current year. However, we might require substantial additional financing in order to execute our inorganic growth strategy. Such financing might not be available on commercially reasonable terms, if at all. In particular, our ability to obtain financing for growth may depend in part on our ability to first enter into customer agreements sufficient to demonstrate such growth. If we are unable to obtain such financing, or secure sufficient customer agreements, on commercially reasonable terms, or at all, we will not be able to execute our growth strategy.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our current security holders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect the rights of our current holders of Ordinary Shares or Warrants. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources.
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

Higher costs or unavailability of materials used to create our hardware product components could adversely affect our financial results.

We depend on certain suppliers for the delivery of components used in the assembly of our hardware product components. In particular, we use specialized adapters which connect to phones and computers being examined. If we become unable to obtain any components necessary for our hardware products, we may struggle to fulfill contracts and acquire new customers. We generally keep up to eighteen months of inventory on hand for long lead-time components to mitigate this risk, which we believe would give us enough time to resolve shortage due to an issue with a particular supplier, but it might not be enough time

Table of Content
to resolve a shortage that stems from resource scarcity. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition. International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. federal government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Additionally, if we experience an unpredicted increase in customer demand, we might not be able to acquire enough materials to meet that demand in a timely manner and/or incur higher costs than expected due to increased demand.

Fluctuations in foreign currency exchange rates could materially affect our financial results.

Our financial statements are presented in U.S. dollars. Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the USD could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure. More specifically, for current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of our solutions in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.
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
Approximately 40% of our expenses, primarily payroll and rent, are paid in Israeli new shekels (ILS). The U.S. dollar compared to the ILS experienced a lot of fluctuation over the last several years, which, if continues to present same behavior, could have an adverse impact on our expenses and profitability. Although we take steps to hedge our foreign currency exposures related to our ILS expenses, such measures may not adequately protect us from material adverse effects due to the impact of global inflation or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

The sales cycle for some of our solutions can be lengthy.

Most of our sales transactions involve a short sales cycle; however, larger transactions often involve a longer sales cycle and may require, for example, discussions about budget and which potential solution is most suitable to the customer. The larger the sale, the longer these consultations tend to last. If our sales efforts to a potential customer do not result in sufficient revenue to justify our time and investments, our business, financial condition and results of operations could be adversely affected. We

Table of Content
are currently expanding our sales of the DI suite of solutions to customers, and the impact of these longer sales cycles could become more significant over time. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process may be prolonged, revenues delayed, with little or no control over any delays encountered by us.

Because most of our revenue is derived from subscriptions, which is recognized over the life of the subscription, near term declines in new or renewed agreements may not be reflected immediately in our operating results and may be difficult to discern.
Most of our revenue in each quarter is derived from subscription agreements entered into with our customers during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for our offerings, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. Annual Recurring Revenue, or ARR, is a key performance metric we use that is based on contractual terms in existence as of the end of a reporting period and is subject to change resulting from a number of factors including, but not limited to, addition of new customers, changes in user counts, terminations or non-renewals, renewal terms as well as upsells and cross-sells. For all of these reasons, the amount of subscription revenue we actually recognize may be different from ARR at the end of a period in which it was recorded. In addition, we may be unable to adjust our cost structure rapidly, or at all, to take account of reduced revenue. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new subscriptions, which has historically comprised the majority of our revenue, is recognized over the applicable term of the agreement.

If we are unable to retain qualified personnel and senior management, including Yossi Carmil, our Chief Executive Officer, and hire and retain additional qualified personnel, our business could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the skills of Yossi Carmil, our Chief Executive Officer. Mr. Carmil has served as our Chief Executive Officer for eighteen years, and has been instrumental to our growth over this period. We believe that Mr. Carmil’s industry experience would be difficult to replace. All of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product research and development, and harm to our business and operations.
Our success also depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our customers, including our ability to transition personnel to new assignments on a timely basis. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business could suffer.
Despite current employment market trends, we continue to face intense competition for qualified personnel, specifically personnel in sales, research and development. Moreover, the COVID-19 pandemic caused a shift to virtual recruiting, which has increased the difficulty in timely attracting new employees, integrating and introducing them into our corporate culture and retaining them for the longer term. Larger companies with whom we compete will likely continue to invest more resources than we do on employee recruitment and are often able to offer more favorable compensation and incentive packages than we can. Further, many of the companies with which we compete for qualified personnel have greater resources than we have. We seek to retain and motivate existing personnel through our compensation practices,

Table of Content
company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.
Furthermore, retention is an industry-wide issue given the competitive technology labor market and as the millennial workforce continues to value multiple company experience over long tenure. There is a limited pool of qualified personnel and at present, such personnel are in short supply. For example, over the last ten years we have experienced an increase in competition for recruiting qualified research and development teams and engineers in Israel where we have a substantial presence and need for skilled employees. Furthermore, if we experience high turnover of our research and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our research and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. A failure to continue offering the same caliber of solutions and to effectively meet our customers’ needs due to a loss of key personnel could therefore adversely affect our business and results of operations.
Certain of our key employees participate in a share option plan and receive options to purchase Ordinary Shares. Volatility in the trading price of Ordinary Shares may also affect our ability to attract and retain qualified personnel. Personnel may be more likely to leave us if the Ordinary Shares they own have significantly depreciated in value relative to the original purchase price of these shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the trading price. In addition, some of our personnel may receive significant proceeds from sales of Ordinary Shares in the public markets, which may reduce their motivation to continue to work for us. Any of these factors could harm our business, financial condition, and results of operations.

The security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers.

We have established practices and procedures intended to protect the security, integrity, availability and confidentiality of our systems and the integrity of our software solutions. However, there can be no assurance that such measures will prevent all malicious activities, including deliberate insertion of exploitative code, malware or cyberattacks, or inadvertent disclosures (including of personal data or confidential business information) or unauthorized access, from impacting our system and information. We monitor new technological developments and new threats, and consistently update our software as needed to enhance its security. We may experience breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. As the techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although to date, malicious activities directed at us have not had a material impact on our business nor, to our knowledge, have they impacted the integrity of the data that our solutions extract from devices, future malicious activities could compromise our solutions and cause us to incur liabilities that may have a material adverse impact on our reputation and business. While we maintain insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with incidents that may occur in the future.

We may be materially adversely affected by negative publicity related to our business and use of our products.
Publicly available information regarding Cellebrite has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public

Table of Content
disclosure of certain aspects of our work or relationships with certain customers. As our business has grown and as interest in Cellebrite and the technology industry overall has increased, we have attracted, and may continue to attract, significant attention from news and other outlets, which in turn can lead to negative political and public sentiment. For example, our main Investigation & Evidence Management solution, Guardian, which utilizes a Cloud/SaaS delivery model might face negative public or political sentiment because of perceived data security concerns. Moreover, adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims .Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency, where possible, into our business, operations, and product capabilities, we may be unable to or limited in our ability to respond to such harmful coverage, which could have a negative impact on our business. Responding to such coverage, claims, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of our businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on our reputation, the morale and performance of our employees and our relationships with regulators. It may also have an adverse impact on our ability to take timely advantage of various business and market opportunities.

Additionally, activist criticism of our relationships with customers could potentially engender dissatisfaction among potential and existing customers, investors, and employees with how we address political and social concerns in our business activities, such as ceasing to do business in certain jurisdictions. See “—Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.”. Conversely, being perceived as yielding to activism targeted at certain customers could damage our relationships with other customers, including governments and government agencies with which we do business, whose views may or may not be aligned with those of political and social activists. Actions we take in response to the activities of our customers, up to and including terminating our contracts or refusing a particular product use case could harm our brand and reputation. In either case, the resulting harm to our reputation could:
•cause certain customers to cease doing business with us;
•impair our ability to attract new customers, or to expand our relationships with existing customers;
•diminish our ability to recruit, hire, or retain employees;
•undermine our standing in professional communities to which we contribute and from which we receive expert knowledge; or
•prompt us to cease doing business with certain customers.
The direct and indirect effects of such factors, negative publicity, and the demands of responding to and addressing them, may have a material adverse effect on our businesses, financial condition and results of operations.

Risks Related to the Businesses of Cellebrite’s Customers

Our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties.

Table of Content
We generate revenue from contracts with federal, state, provincial and local governments of several countries, and these government customers may terminate most of these contracts at any time, without cause. There is pressure on some governments and their agencies, both domestically and internationally, to reduce spending. Further, U.S. federal government contracts are subject to the approval of appropriations made by the U.S. Congress to fund the expenditures under these contracts. In particular, budget uncertainty, the risk of future budget cuts, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our solutions. If appropriations were delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of disruptions to our business.

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

We generated approximately 90% of our revenue in 2020, 2021 and 2022 from contracts with governments and government agencies, and our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these government clients may terminate most of these contracts at any time, without cause and face increased pressure to reduce spending, see “— Risks Related to Our Business and Industry —.” We are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Budgetary constraints due to the efforts taken to combat COVID-19 pandemic or other public health outbreaks could also cause our governmental customers to divert budget and as a result forgo using our solutions. We face these risks in every country in which we operate.
Revenues from the U.S. federal government customers comprised of 21% of our total revenue in 2022. Those contracts are conditioned upon the continuing availability of U.S. Congressional appropriations. The U.S. Congress usually appropriates funds on a fiscal year (FY) basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as Congress makes further appropriations over time. If we incur costs in excess of funds obligated on a contract or in advance of a contract award, we may be at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is awarded and funded. Additionally, when the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. federal government to continue to operate consistent with funding levels from the prior year’s appropriated amounts, but do not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our business, financial condition, and results of operations. If appropriations or continuing resolutions for the U.S. federal government departments and agencies with which we work or have prospective business are not

Table of Content
made by September 30 (the last day of the federal fiscal year) of any given year, the lapse in appropriations may also have negative impacts on our ability to continue work and to recognize revenue from those customers, for so long as the lapse continues. In particular, when the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our solutions may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, could also result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business.

The U.S. federal government may also shift spending away from one or more of the federal agencies from which we derive much of our revenue, such as Immigration and Customs Enforcement, for budgetary or political reasons. A significant decline in overall U.S. federal government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular law enforcement-related programs, or significant budget-related delays in contract or task order awards for large programs could adversely affect our future revenue and limit our growth prospects.

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

Table of Content
Our revenue from private sector customers, and our operations in general, could be adversely affected by any weakening of economic conditions.

Our private sector customers may be more susceptible to weakening economic conditions than our public sector customers. Certain economies have experienced periods of downturn as a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, warfare, the geopolitical turmoil between Russia and Ukraine, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.
Any instability in the global economy affects countries in different ways, at different times and with varying severity, which makes the impact to our business complex and unpredictable. During such downturns, many customers may delay or reduce technology purchases. Contract negotiations may become more protracted or conditions could result in reductions in the sales of our software, hardware and solutions, longer sales cycles, pressure on our margins, difficulties in collection of accounts receivable or delayed payments, increased default risks associated with our accounts receivables, slower adoption of new technologies and increased price competition. COVID-19 has raised additional concerns regarding economic uncertainties. The pandemic has resulted in, and may continue to or at a later time result in, a global slowdown of economic activity, including travel restrictions, prohibitions of non-essential activities in some cases, disruption and shutdown of businesses, a slowdown in our supply chains, including the hardware component, and greater uncertainty in global financial markets. While in 2022 the COVID-19 pandemic has not had noticeable impact on our contract renewal rate, subsequent outbreaks of COVID-19 or new variants thereof could do so in the future. The COVID-19 pandemic has caused and may continue to cause delays in onboarding new customers. While none of these delays has been significant, they may become significant in the future or transition from delays to outright cancellation. Additionally, a significant portion of our training activities are usually in person with on-premises training, and our on-the-ground on-premises deployment staff travel to our customers’ workplaces to demonstrate how to use our solutions. Due to travel restriction and personal distance requirements, we have offered our classes either in a remote format or on-premises and conducted training activities remotely. These remote offerings could lead to a decrease in efficacy or value, potentially making our solutions less appealing.
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

Our success and ability to compete depends in part on our ability to maintain, protect, enforce and defend our intellectual property and other proprietary rights. We rely upon a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions, to establish, maintain, protect

Table of Content
and enforce our intellectual property and other proprietary rights. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our solutions are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Israel or the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. The violation of our licensing agreements by transferring or allowing the use of our intellectual property, proprietary information or technology without a license may pose additional risks.
In addition, we may be the subject of intellectual property infringement or misappropriation claims, which could be very time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages if we are found to have infringed patents, copyrights, trademarks, or other intellectual property rights, or breached trademark co-existence agreements or other intellectual property licenses and could require us to cease using or to rebrand all or portions of our solutions.
Any of our intellectual property rights may be challenged, narrowed, invalidated, held unenforceable, or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.
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
Third parties may legitimately and independently develop products, services, and technology similar to or duplicative of our products, services and technology. In addition to protection under intellectual property laws, we rely on confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers, and generally limit access to and distribution of our intellectual property and proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, confidentiality and non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights.
Moreover, we spend significant resources to monitor and protect our intellectual property and other proprietary rights from potential infringement, and in the future we may conclude that in at least

Table of Content
some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We may initiate claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such litigation, whether or not it is resolved in our favor, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Our technology systems may be damaged, disrupted, or compromised by malicious events, such as cyberattacks (including computer viruses, ransomware, and other malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Cybersecurity threats employ a wide variety of methods and techniques, which may include the use of social engineering techniques or supply-chain attacks, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.
In particular, high-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Although we take steps designed to secure our IT infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current IT systems or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks. We carry data protection liability insurance against cyber-attacks, with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and resulting disruption of our operations.
We have experienced and expect to continue to experience actual or attempted cyber-attacks of our information technology systems or networks. Although prior known cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that past, future, or ongoing cyberattacks or other security breaches or incidents against us, if successful, will not have a material impact on our business or financial results, whether directly or indirectly. Because we have historically been targeted by cyberattacks and may continue to be an attractive target for cyberattacks, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. For instance, the risk of cyber-attacks increased in connection with the military actions associated with Russia’s invasion of Ukraine and the resulting geopolitical conflict. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks, or take other geopolitically motivated retaliatory actions that increase the likelihood of cyber-attacks and security breaches generally, which could disrupt our business operations, result in data compromise, or both. While we have security measures in place to protect our information and our

Table of Content
customers’ information and to prevent data loss and other security breaches and incidents, we have not always been able to do so, although none he currently had a material effect on our business, operations or reputation. There can be no assurance that in the future we will be able to anticipate or prevent security breaches or incidents, or unauthorized access of our information technology systems.
As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance (Media, Intellectual Property & Products Liability, Cyber Liability, Commercial General Liability and Non-Owned and Hired Auto Liability Insurance), this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.
Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. Furthermore, there can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems.

We utilize open source software in the development and application of our software solutions, and we will use open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, utilizing open source software, and that we license such modifications or derivative works under the terms of the particular open source license, or other license granting third-parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software, and are provided on an “as-is” basis. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis.

In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our products, or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, results of operations, financial condition, and growth prospects. We may face claims from third parties claiming ownership of, or demanding the release or license of, the open source software or derivative works that we developed from such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the

Table of Content
implicated software unless and until we can re-engineer it to avoid infringement. In addition, if the open source software we use is no longer maintained by the relevant open source community, then it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill our contractual obligations to our customers.

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

Claims of infringement (including misappropriation and/or other intellectual property violation) are common in the software industry and increasing as related legal protections, including copyrights and patents, are applied to software solutions. Although most of our technology is proprietary in nature, we do include certain third party and open source software in our software solutions. In the case of third party software, we believe this software licensed from the entity holding the intellectual property rights. While we believe that we have secured proper licenses for all material third-party intellectual property that is integrated into our solutions in a manner that requires a license, third parties have and may continue to assert infringement claims against us in the future, including the sometimes aggressive and opportunistic actions of non-practicing entities whose business model is to obtain patent-licensing revenue from operating companies such as us. Any such assertion, regardless of merit, may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on commercially reasonable terms. In addition, as we continue to develop software solutions and expand our portfolio using new technology and innovation, our exposure to threats of infringement may increase. Any infringement claims and related litigation could be time-consuming, expensive to settle or litigate, disruptive to our ability to generate revenue or enter into new market opportunities, could divert our management’s attention and other resources, and may result in significant liability for damages if we are found to have infringed third party rights, and/or significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework or rebrand our solutions to avoid infringement of third party rights. Typically, our agreements with our partners and customers contain provisions which require us to indemnify them for damages sustained by them as a result of any infringement claims involving our solutions. Any of the foregoing infringement claims and related litigation could have a significant adverse impact on our business and operating results as well as our ability to generate future revenue and profits.

Risks Related to Data Privacy and Human Rights
The use of certain of our solutions may be perceived as, or determined by the courts to be, in violation of privacy rights and related laws. Any such perception or determination could adversely affect our financial results and results of operations.

Table of Content
Because of the nature of certain of our DI solutions, including those used for digital investigations, the general public could perceive that the use of our solutions may result in violations of individual privacy rights. In addition, certain courts or regulatory authorities could determine that the use of our software solutions is done in violation of privacy laws. Any such determination or perception by potential customers, the general public, government entities or the judicial system could harm our reputation, may result in reduced usage or adoption rates of our DI solutions by our customers and adversely affect our reputation, revenue, financial condition and results of operations. We have dedicated substantial resources to mitigate these risks by complying with applicable laws and requiring all licensees to comply with applicable laws including privacy laws, but we have been advised that even if we have no access to the data stored on or extracted from devices, we may still be held responsible and even liable for the manner in which our customer uses such data, including if the customer uses the data in a way that is a violation of privacy related laws or our license agreement.

Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.

We strive to sell our solutions to customers who will use them in a lawful and ethical manner. See “— We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.” For example, all users are required to confirm, before activation, that they will only use the system for lawful uses, but Cellebrite cannot verify that this undertaking is accurate. Further, some of our government customers may use our solutions in a manner that is incompatible with, or perceived to be incompatible with, generally acceptable human rights standards, without our knowledge or permission. For example, in August 2020, a group of 61 petitioners, including a number of human rights activists, filed a petition before the District Court in Tel Aviv against various Israeli government entities and Cellebrite. The petition asked the District Court to exercise its power under the Defense Export Control Law to stop the exportation of our UFED solution to police forces in Hong Kong. Activists alleged that UFED was being used against pro-democracy protestors in Hong Kong and that this was resulting in human rights abuses. We have since adopted policies and procedures intended to prevent sales to customers in China and Hong Kong and have proactively stopped selling to Russia, Belarus and several other countries, but this petition as well as adverse media coverage and petitions relating to Russia, Bangladesh and Uganda may have negatively impacted our reputation. Our license agreements prohibit customers from using our solutions in a manner that violates applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party, and generally require our customers to indemnify us for losses that we suffer due to their actions; however, we cannot provide any assurance that customers or others will not manage to circumvent our restrictions or that we will not be subject to claims from third parties alleging that their rights were violated as a result of our customers’ use of our products. In the future, other allegations of misuse by our customers may damage our reputation, even if we took no part in the misuse or take immediate action to sever ties with such customers.

We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.

We generally do not knowingly enter into business with customers whose positions or actions we consider inconsistent with our mission to support law enforcement acting in a legal manner. We developed and continue to evolve an ethical risk management framework, intended to assist us in managing the risk of human rights abuses by our customers. We use the ethical framework to determine

Table of Content
in which countries we will pursue new business by applying a set of standards and indicators, including regulatory restrictions such as sanctions and export controls and a number of widely acceptable human rights related indexes such as the Corruption Perception Index, Democracy Index and Freedom House Index. The ethical framework will continue and evolve over time and applies quantitative as well as qualitative measures to aid in our decision making. Based on this ethical framework, we may decide not to engage with new customers or extend or renew licenses and services to existing customers operating in those countries that we do not consider to meet our ethical standards and corporate values. For example, we have adopted policies and procedures intended to prevent sales to customers in Bangladesh, Belarus, China, Hong Kong, Macau, Russia, Venezuela, Oman, Uganda and several other countries, partially due to concerns regarding human rights abuses, data privacy and security, partially due to regulatory requirements, and partially due to other business considerations, and we may in the future decide not to do business in other countries or with other potential customers for similar reasons.
Most of our customers require the hosting of their proprietary data within their own organization, and therefore most of our products, whether deployed on-premise or otherwise, are operated by our customers without our involvement other than with respect to troubleshooting and support from time to time. As a result, we rely on a range of information sources, and largely depend on media and other reports, to learn if there is a claim made that our products are being used inconsistent with our organizational mission and values. Third party reports may be incomplete, unreliable or unavailable. In addition, a determination as to whether our products are being misused may involve subjective determinations or be the subject of differing opinions. We have in place certain safeguards that are intended to identify or prevent misuse of our products. For example, the Company has an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is comprised of approximately eight industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.
Additionally, the license to use our products prohibits customers from using our solutions in violation of applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of the software, among other things, if it is used in violation of the license. A determination regarding whether a breach of our license will result in termination or other corrective action involves judgment and depends on the facts and circumstances of each case.
We cannot be sure that the foregoing safeguards will be sufficient to prevent circumvention of our restrictions or to identify misuse of our products or prevent any such misuse. Our decisions not to do business with these countries may alter our expectations surrounding our long-term financial benefits and results, which may harm our growth prospects, business, and results of operations. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

We occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our solutions or service and we may incur significant legal and financial exposure and liabilities.

We do not generally have access to or store customer data nor have access to the data processed by customers using our solutions. Nevertheless, our personnel occasionally have brief and limited access

Table of Content
to data, including personally identifiable information (“PII”), when they receive calls for technical support or when they maintain or operate the relevant solution. One instance where we may have brief access to data is when a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases the customer may share the data with the technical support for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, customers may use our investigative management solution to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS solution. In addition, we may have access to customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. The Company has implemented a number of internal processes and measures for deleting data shortly after completion of related services (in the case of Advanced Services), and that are designed to ensure managed, limited, brief and secure access to customers data, done strictly on a need-to-service basis. The Company uses internationally recognized information security measures and complies with industry standards. Our Advanced Services are provided from a strictly dedicated platform that combines authentication, authorization, networking, and observability into a single point, as well as internal processes intended to control access, usage, storage and retention of data. However, any actual or perceived unauthorized access, use, disclosure or modification to this data, could result in our solutions and services being viewed as less secure, which could lead to liability and a significant adverse effect on our reputation and financial and operating results.

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

Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or in operating the Guardian solution. In addition, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. In all of those situations, we do not access or view customer data, maintain such data securely with limited access, and delete all such data following the confirmation that the data has been received by the customer (with the exception of Guardian where data is stored or removed by the customers in their sole discretion). As a result, for the purposes of the European General Data Protection Regulation (“GDPR”) and the UK equivalent legislation, we believe that we are not considered to be a controller and serve as a processor in a number of circumstances, within the meaning of those terms.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information. International data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private

Table of Content
parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to continue to develop and evolve for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.
A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. For example, despite recent developments including an in-principle agreement between the United States and European Commission and a subsequent Executive Order directing the steps that the United States will take to implement the U.S. commitments under the new European Union - U.S. Data Privacy Framework, new legal challenges to the mechanisms allowing companies to transfer personal data from the European Economic Area to certain other jurisdictions, including the United States, could emerge resulting in further limitations on the ability to transfer data across borders. Moreover, the following laws and regulations have taken, or will take, effect, creating further interpretive uncertainties for Cellebrite:

•GDPR took effect in May 2018 and applies to many of our products and services that provide service in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EU. We are required to comply with the GDPR and, following the exit of the United Kingdom (“UK”) from the European Union (“EU”), the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. In 2016, the EU and the U.S. agreed to an alternative transfer framework for data transferred from the EU to the United States called the Privacy Shield Framework. However, in 2020, the EU’s Court of Justice invalidated the use of this framework moving forward. The court ruled that the framework did not ensure an adequate level of protection for data transferred from the EU to the United States. Notably, there are alternative legal mechanisms available that allow the compliant transfer of data from the EU to the United States, however, they may also be challenged by national regulators or private parties. Non-compliance with the GDPR and the UK legislation equivalent may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.
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

Table of Content
Certain other state laws in the United States impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), creating the second truly comprehensive U.S. state privacy law, which will take effect on January 1, 2023 (the same day as CPRA takes effect). Further, there currently are also a number of proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of states considering consumer protection laws similar to the CCPA and VCDPA. For example, Colorado adopted the Colorado Privacy Act (“CPA”) in June 2021 and it will become effective on July 1, 2023. Utah adopted the Utah Consumer Privacy Act (“UCPA”) in March 2022 and that will become effective December 31, 2023. Additionally, Connecticut enacted the Connecticut Act Concerning Personal Data Privacy and Online Monitoring (“CTDPA”) in May 2022 and most of which will become effective July 1, 2023.
Each of these legislative actions may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. These developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers from other countries to Israel. As data protection regulators issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.
These existing and proposed laws and regulations can be costly to comply with and can make our DI suite of solutions less effective or valuable, delay or impede the development of new solutions, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our suite of solutions to comply with U.S., EU, UK or other foreign laws, regulations, directives, policies, industry standards, or legal obligations relating to privacy, data protection, or information security, or any security incident that results in loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data or information may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business, reputation and results of operations.

We may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations.

From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. We may also become subject to claims, lawsuits, proceedings and inquiries which could involve labor and employment disputes, discrimination and harassment allegations, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, or defamation, data privacy rights, antitrust concerns, common law fraud, government regulation, compliance, alleged federal and state securities and “blue sky” law

Table of Content
violations or other investor related questions. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our shareholders, could involve breach of fiduciary duty, breach of duty of loyalty, failure of oversight, corporate waste claims, and other matters. For example, a former consultant has brought a number of claims against the Company and a number of our directors and officers; while we do not believe that such claims have merit or are likely to have any material impact on our results of operations, or material dilution of our shareholders holdings they can lead to reputational harm and diversion of resources and management’s attention from our primary business operations. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief. In addition, over the last several years, lawsuits have been filed against cyber-related companies by large multinationals that claim that their terms of use have been violated and breached by the activities of the cyber companies. While we are not a cyber company, such a risk could potentially also apply to us and our solutions.
The number and significance of our legal disputes and inquiries may increase as we continue to grow larger, as our business has expanded in customer count and geographic reach, and as our DI suite of solutions become more complex. Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing the terms of our contracts through litigation. Litigation or other proceedings can be expensive and time consuming and can divert our resources and management’s attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our DI suite of solutions or business practices, and accordingly, our business, financial condition, or results of operations could be materially and adversely affected. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.
Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty for our software and hardware solutions in our agreements. In the event that there is a failure of warranties in such agreements, we are generally obligated to correct the product to conform to the warranty provision as set forth in the applicable agreement, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service. The sale and support of our solutions also entail the risk of product liability claims. We maintain errors and omissions insurance to protect against certain claims associated with the use of our solutions, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

We are subject to Israeli encryption laws and governmental trade controls, including export laws and regulations, and any noncompliance with these laws could negatively impact our operating results.

The export of our solutions is subject to Israeli encryption control laws. Our export license under the Israeli encryption control regime prohibits us from exporting some of our products to customers in certain countries and require us to obtain the consent of the Ministry of Defense to export to customers in certain other countries. Our failure to comply with these requirements could subject us to financial and

Table of Content
other penalties, which could materially adversely impact our revenue and profits, and harm our reputation.
Although Israel is not a party to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies (the “Wassenaar Arrangement”), it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies, and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, cryptography that is subject to Israeli encryption laws is not regulated under the Israeli export control regime, even if such cryptography capabilities would otherwise be placed within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Over the last several months the Israeli Ministry of Defense has renewed this effort and has stated publicly its intention to push this reform forward imminently. If our solutions do become subject to the Wassenaar Arrangement dual use list as adopted by Israel, then they likely will be controlled under either the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. The application of these laws’ requirements to us and to our products could subject us to different licensing requirements and may require us to adapt our marketing, sales and export practices to accommodate these changed requirements. This reform could adversely impact our ability to quickly, efficiently and cost effectively market and sell our products, and could materially adversely impact our revenue and profit.
In addition, various other countries regulate the export and import of certain encryption solutions and technology, including import permits and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries. Any new export restrictions, new import restrictions, new legislation, changes in economic sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by existing customers with non-U.S. operations, declining adoption of our products by new customers with non-U.S. operations, limitation of our expansion into new markets, and decreased revenue and potential revenue growth.
Our activities or products could be subject to certain economic sanctions laws including the laws of the Israel and the United States. We have adopted policies and procedures to restrict sales to countries subject to comprehensive U.S. and Israeli sanctions and to designated entities and individuals. Our solutions and technologies could be exported to, or eventually be used by, these sanctioned targets due to circumvention of restrictions by customers , resellers or others, despite the contractual undertakings they are bound by that prohibit them from exporting or reselling to any unauthorized customer, and any such export, or use, could have negative consequences, including government investigations, penalties and reputational harm. Any change in export regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.
Differing regulatory and legal requirements and the possible enactment of additional regulations or restrictions on the use, import, export or re-export of our solutions or the provision of services, could delay, restrict, or prevent the sale or use of our solutions in some jurisdictions. If we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, shipping partners, or contractors, fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if we fail to secure such contractual commitments where necessary, we may

Table of Content
also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties.
These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Although we take precautions to prevent our software from being provided in violation of such laws, the software could be provided inadvertently in violation of such laws, despite the precautions we take. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any of the foregoing actions are imposed on us, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and penalties could harm our business, operating results and financial condition.

Our largest shareholder, SUNCORPORATION, is a Japanese public company and currently a holder of 49.53% of Cellebrite’s outstanding shares.

As of December 31, 2022, SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 49.53% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:
•the election of our board of directors;
•amendments to our articles of association; and
•our ability to enter into a change of control transaction.

SUNCORPORATION’s decisions as to how it votes its Ordinary Shares may be contrary to the expectations or preferences of our other shareholders. The influence exerted by SUNCORPORATION may limit the ability of our shareholders to influence corporate matters and could also discourage other companies from pursuing any potential merger, takeover, or other change of control transactions with us. Further, SUNCORPORATION is a controlling shareholder and may in the future control elections to our board of directors and, therefore may have significant influence over our business and policies.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

Our customers include government agencies, each with their own specific guidelines and compliance requirements for their government contracts. For example, our U.S. government business is subject to specific procurement regulations with numerous compliance requirements. In particular, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. These requirements, although customary in government contracting in the U.S., increase our performance and compliance costs. These costs may increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition.

Table of Content
Moreover, in the U.S., government contracts are subject to oversight audits by government representatives. Such audits could result in adjustments to our contracts. As an example, for contracts covered by the Cost Accounting Standards, any costs found to be improperly allocated to a specific contract may not be allowed, and such costs already reimbursed may have to be refunded. In addition, as a result of actual or perceived non-compliance with government contracting laws, regulations, or contractual provisions, we may be subject to other audits and internal investigations which may prove costly to our business financially and divert management’s attention and time. Among the causes for debarment are violations of various laws or policies, including those related to procurement integrity, export control, U.S. government security regulations, employment practices, protection of criminal justice data, protection of the environment, accuracy of records, proper recording of costs, foreign corruption, Trade Agreements Act, Buy America Act, and the False Claims Act. Contracts with the federal U.S. government may be terminated for convenience by the government at any time. Furthermore, regulatory requirements imposed by governments other than the United States may be more stringent and non-compliance may subject us as well as to investigations, proceedings, sanctions, or other consequences from those governments, as well as, in some cases, allow such governments to terminate contracts for convenience at any time. These consequences remain uncertain because of the dynamic nature of governmental action and responses.

The laws and regulations applicable to each of our contracts may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

New laws and/or law interpretations, as well as changing regulations, create the risk that we may not comply with those laws and regulations and the costs to comply could materially adversely affect our business.
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

Table of Content
Risks Relating to Cellebrite’s Incorporation and Location in Israel
Our main offices and operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel or external responses to such instability.

Our main offices, and many of our employees, including most of our management members, operate from our offices that are located in Israel. In addition, many of our employees, officers and directors are residents of Israel and we have a small assembly facility in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations, as discussed below.
In recent years, Israel has been engaged in sporadic armed conflicts with terrorist and military groups. In recent years, some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our assembly facility, some of our employees and some of our consultants are located. Certain countries have also threatened Israel and may be developing nuclear weapons, including Iran. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our financial condition and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there are no assurances that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.
Political conditions within Israel or relationships between Israel and its allies are also likely to impact our operations. Certain factions within the Israeli government are currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive debate, with many individuals, organizations and institutions, both within and outside of Israel, voicing concerns that the proposed changes could affect the quality of Israel’s democracy and negatively impact the business environment in Israel (including increased currency fluctuations, downgrades in credit rating and increased interest rates). There also has been more friction between the U.S. presidential administration and the Israeli government, particularly with the recent change in that government. Actual or perceived political instability in Israel or any negative changes in its political environment may lead our customers, many of whom are governmental actors, to determine not to do business with us as an Israeli company, encourage the relocation of talent from Israel or otherwise harm macroeconomic conditions in Israel, thus adversely affecting our business, financial condition, results of operations and prospects.
In the past, the State of Israel and Israeli companies have been subjected to economic boycotts by specific countries and/or organizations. While some of these are eliminating these constraints, others may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability continues or increases. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions and therefore may have an adverse impact on our operating results, financial condition or the expansion of our business.
Lastly, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict and/or national civil emergencies, may be called to active duty. In response to increases in terrorist activity, there have

Table of Content
been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts.
Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Most of the experts named in this Annual Report are also not residents of the United States. Service of process upon us or our non-U.S. resident directors and officers, and the experts named in this Annual Report, and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers or such experts may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, typically through an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered outside of Israel against us or our non-U.S. officers and directors.
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

The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of Ordinary Shares are governed by our amended and restated articles of association (the “Amended Articles”) and the Israeli Companies Law (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on one of the following: (i) amendments to a company’s articles of association, (ii) increases in a company’s authorized share capital, (iii) mergers and (iv) certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power according to the Amended Articles to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward

Table of Content
the Company according to the Amended Articles, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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
Risks Relating to an Investment in our Securities
Future issuances of Ordinary Shares by us or resales of our Ordinary Shares may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well.

Concurrently with the Closing of the Merger, the Sponsor entered into the Investor Rights Agreement, which provided the Sponsor and the other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by Cellebrite. See the section of this Annual Report titled “Part I, Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” In accordance with this and certain obligations relating to the PIPE Investment, we filed a registration statement for the resale of 171,729,210 Ordinary Shares, 9,666,667 Warrants and 29,666,667 Ordinary Shares underlying Warrants, which went effective on October 6, 2021.
We have also historically used, and continue to use, our Ordinary Shares as a means of both rewarding our employees, non-employee directors, and consultants and aligning their interests with those

Table of Content
of our shareholders. As of December 31, 2022, 26,849,012 Ordinary Shares were subject to outstanding awards (consisting of outstanding options to purchase 20,457,660 Ordinary Shares and 6,391,352 Ordinary Shares underlying unvested restricted share units (“RSUs”)) granted to our affiliates’ respective employees, non-employee directors, consultants and former employees under our equity incentive plans. additionally, 22,789,113 Ordinary Shares were available for future grant under the 2021 Plan and 1,581,634 Ordinary Shares were available for grant under our equity incentive plans or for future purchase under our 2021 Employee Share Purchase Plan (“ESPP”), subject to increase under the evergreens terms of certain of those plans. All of the underlying Ordinary Shares are registered on Form S-8 for immediate sale or resale. Thus, Ordinary Shares granted or issued under our equity incentive plans will, subject to vesting provisions, lock-up restrictions, and applicable Rule 144 volume limitations, be available for sale in the open market immediately upon registration.
In a registered offering of securities pursuant to the Securities Act (including via the registration statement on Form S-8) or otherwise in accordance with Rule 144 under the Securities Act, the Cellebrite employees and other shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Ordinary Shares or putting significant downward pressure on the price of the Ordinary Shares. Further, sales of Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of the Ordinary Shares, which could increase the potential for short sales.
We cannot predict the size of future issuances by us or resales by others of Ordinary Shares or the effect, if any, that such future issuances and sales of Ordinary Shares will have on the market price of the Ordinary Shares. Sales of substantial amounts of Ordinary Shares (including those shares issued in connection with the Merger), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Ordinary Shares.

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

Table of Content
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

Table of Content
Risks Related to Ownership of the Ordinary Shares

Our share price has been and will likely continue to be volatile, and shareholders may lose all or part of their investment.

Cellebrite shareholders have sold and may continue to sell their shares in the public market. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares. For more information, see “Risks Relating to an Investment in our Securities— Future resales of the Ordinary Shares issued in connection with the Business Combination may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well.”

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

•general economic, regulatory, political and market conditions.

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

Table of Content
could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

The U.S. Internal Revenue Service (“IRS”) may not agree that Cellebrite should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Cellebrite is incorporated and tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 (“Section 7874”) of the Internal Revenue Code of 1986, as amended (the “Code”). For U.S. federal income tax purposes, a corporation is generally considered a U.S. ”domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Cellebrite is an entity incorporated and tax resident in Israel, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
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

Table of Content
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

Table of Content
benefits in any given year. If we do not qualify for such tax benefits, the effective Israeli tax rate on our business income and the withholding tax rate with respect to dividend that we will distribute to our shareholders may be higher than we expect.

We may be required to pay Israeli taxes, including by way of withholding from our shareholders, as a result of the transactions contemplated by the Merger Agreement, and if we do not receive the Transaction Tax Ruling exempting the Indemnified TWC Parties from certain taxes we may be required to indemnify the Indemnified TWC Parties for such Israeli withholding tax liability.

Pursuant to the Merger Agreement we have filed an application to receive the Transaction Tax Ruling (which was bifurcated to three separate applications) from the Israel Tax Authority, which seeks to determine (i) that none of the Indemnified TWC Parties (as defined in the Merger Agreement) are subject to Israeli tax with respect to receipt of Ordinary Shares and/or Warrants, (ii) the tax treatment of the issuance of the Price Adjustment Shares and the Additional Dividend (as defined in the Merger Agreement) for Israeli Tax purposes and (iii) that the Capital Restructuring (as defined in the Merger Agreement) is not subject to Israeli withholding Tax. We received a signed ruling regarding the Capital Restructuring and the distribution of funds from the trust account to the Company, as well as a signed ruling regarding the Additional Dividend. We withdrew the ruling applications with regards to the tax treatment of the issuance of the Price Adjustment Shares and the exemption of the Indemnified TWC Parties from Israeli tax with respect to receipt of Ordinary Shares and/or Warrants.

We made an irrevocable written undertaking to fully indemnify and hold harmless (on a grossed up basis, to account for their related tax liability and for their Cellebrite holdings) the Indemnified TWC Parties from any Israeli tax actually incurred by such Indemnified TWC Parties which should have been exempted by the Transaction Tax Ruling (including from all costs and expenses, including reasonable attorney costs, associated with such tax, including in defending such matters). If an indemnification event will occur, our business results may be adversely affected.

General Risk Factors

Joint ventures, partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We intend to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, we partner with various resellers who coordinate the provision

Table of Content
of our solutions to the end customers. Also, for example, there is risk for termination of strategic or technology partnerships that complement or compose part of our DI offering; such terminations may impact our ability to successfully compete in the market. We believe these arrangements can offer strategic advantages, but they increase our dependence on third parties to achieve our objectives.
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
As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we have been, in some cases, unable to renew or replace them on comparable terms, or at all. Each of our agreements with resellers have terms of just one year, and so these agreements are frequently up for renewal or termination. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation solutions, engineering solutions, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, platform partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our solutions provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth and results of operations of arrangements in question. Further, some of our strategic partners offer competing solutions or work with our competitors and some strategic partners have in the past and others may in the future be acquired by our competitors, resulting in the termination of the partnership. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative solutions in addition to or in lieu of our solutions, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our DI suite of solutions or increased revenue.
Further, winding down joint ventures, partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

We may acquire or invest in companies and technologies, which may divert our management’s attention, and result in additional dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.

As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, products, services and other assets in the future. While acquisitions made by us to date have thus far gone smoothly, these acquisitions or any future acquisition, investment or business

Table of Content
relationship may result in unforeseen risks, operating difficulties and expenditures, including but not limited to the following:
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
•An acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations, or result in liabilities resulting from the acquired company’s failure to comply with applicable laws or regulations;
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

Table of Content
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
Significant international sales may also expose us to greater risk from political and economic instability, unexpected changes in Israeli, U.S. or other governmental policies concerning import and export of goods and technology, regulatory requirements, tariffs and other trade barriers. Economic downturns and geopolitical challenges in the Americas, EMEA or certain other parts of the world critical to our operations could cause our customers in those locations to reevaluate decisions to purchase our solutions or to delay or reduce their technology purchasing decisions, which could adversely impact our results of operations. For instance, Russia’s invasion of Ukraine, and measures taken in response thereto have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, on our customers’ decision to purchase our products. Further, due to geopolitical reasons and regulatory regimes, we stopped selling into Russia and Belarus in 2021, before the Ukraine invasion.
Additionally, international earnings may be subject to taxation by more than one jurisdiction, which may materially adversely affect our effective tax rate. Finally, international expansion may be difficult, time consuming, and costly. These risks and their potential impacts may be exacerbated by to prolonged economic uncertainties of downturns. As a result, if revenue from international operations do not offset the expenses of establishing and maintaining foreign operations, our business, operating results and financial condition will suffer.

Recent turmoil in the banking industry may negatively impact our business, results of operations and financial condition.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the March 2023 failures of Silicon Valley Bank (“SBV”) and Signature Bank (“SNY”), liquidity issues at Credit Suisse, government responses and resulting investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and

Table of Content
liquidity sources, making it more difficult for us to acquire financing on acceptable terms or at all. Although Cellebrite did not have deposits at risk at any of the failed institutions, any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

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

Table of Content
We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm our reputation, and significantly adversely affect our business, financial condition, results of operations, and growth prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering and financial and economic sanctions laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the FCPA, the U.K. Bribery Act 2010, and other domestic or foreign anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents and intermediaries, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could materially adversely affect our business, results of operations, financial condition and reputation.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and an investment in our securities.

Our pricing structures for our solutions may change from time to time.

In some cases we offer our solutions at a higher price point than many of our competitors, and this may change in the future. We expect that we may change our pricing model from time to time, including as a result of competition, global economic conditions, general reductions in our customers’ spending levels, pricing studies, or changes in how our solutions are broadly consumed. Similarly, as we introduce new solutions, or as a result of the evolution of our existing solutions, we may have difficulty determining the appropriate price structure for our solutions. In addition, as new and existing competitors introduce new solutions that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with federal, state, local, and foreign governments and government agencies. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Table of Content

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We may also need to improve our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act that we will eventually be required to include in our annual reports filed with the SEC. We may need to hire and successfully integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
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

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. We base our estimates on historical

Table of Content
experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in “Part II, Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition; contract acquisition costs; valuation of our ordinary shares, Price Adjustment Shares and share-based compensation; fair values of assets acquired and liabilities assumed in connection with the Merger; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our securities.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY
We were incorporated on April 13, 1999 as a private limited liability company under the laws of the State of Israel. We are registered under the Israeli Companies Law as Cellebrite DI Ltd., and our registration number with the Israeli Registrar of Companies is 51-276657-7.
We are domiciled in Israel and our registered office is currently located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-(73) 394-8000.
On April 8, 2021, we entered into the Merger with TWC, a publicly listed special purpose acquisition company and Merger Sub in the USA. On August 30, 2021, the Merger was consummated and Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of Cellebrite. The security holders of TWC became security holders of Cellebrite (the transactions consummated are referred to herein as the “Merger”).
Our capital expenditures amounted to $6.9 million, $5.1 million and $6.2 million during the fiscal years ended December 31, 2022, 2021 and 2020, respectively, primarily consisting of expenditures related to property and equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We are subject to certain of the informational filing requirements of the Exchange Act. Our SEC filings are available to you on the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (including, in our case, our annual reports on Form 20-F, our reports of foreign private issuer on Form 6-K, any amendments to these reports, as well as certain other SEC filings). We also make available on our website, free of charge, all such SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.cellebrite.com. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report. Since we are a “foreign private issuer,” we and our officers, directors and principal shareholders are exempt from certain rules and regulations under the Exchange Act. For more information, see “Part I, Item 10. Additional Information—H. Documents on Display.”
B. BUSINESS OVERVIEW

Our Mission

Table of Content

Our mission is to support our customers in their efforts to protect and save lives, accelerate justice and preserve privacy in global communities.
Overview

Cellebrite is a leading provider of DI suite of solutions, comprising of software and services that we deliver to our customers for use in legally sanctioned investigations. Our approximately 7,000 customers are federal, state and local agencies as well as enterprise companies and service providers.
Our DI suite of solutions allows our customers to collect, review, analyze, and manage digital data across the investigative lifecycle. Our DI suite of solutions extracts digital data, delivers the data as digital evidence, and makes the evidence actionable. Our solutions are utilized in millions of investigations globally. Our solutions are used in a variety of cases including child exploitation, homicide, anti-terror, border control, sexual crimes, human trafficking, corporate security, intellectual property theft, and civil litigation. The cornerstones of our DI suite of solutions span across the entire investigation lifecycle. Our Collect & Review solutions enable first responders, examiners and investigators to accelerate the time required to develop actionable evidence by capturing and processing data from most types of digital sources with respect to legally sanctioned investigations. Our investigative analytics solutions help investigative teams obtain AI-based insights on fused data, delivered in a digestible manner. Our Investigation & Evidence Management solutions provide a centralized suite of solutions to manage the investigation workflow and data across investigative functions more efficiently, breaking down silos and enabling effective collaboration.
We modernize the entire investigation lifecycle for police departments, public defenders, armed services, legal and corporate security which leads to accelerated investigation speeds and increased crime clearance rates, which helps earn higher community confidence, and enables preservation of data privacy and protection of intellectual property and corporate assets. We offer customers tools that are designed to support efforts to comply with applicable data privacy rules, including limiting data extraction to the time of an investigation and enabling them to implement access management protocols so that data is only visible to users authorized by our customers. Because so much evidence originates from digital sources, digital evidence can be extremely important in bringing justice. For example, in a case investigated in late 2022, 50 Gigabytes of Child Sexual Abuse Material (CSAM) stored on Cloud Storage was obtained (backed by an appropriate search warrant) and reviewed by a customer through the use of Cellebrite solutions. The use of Cellebrite technology assisted the customer, a police department, in making an arrest. In another case, a violent felon was sentenced to a U.S federal prison for drug trafficking and gun crimes through the assistance of data retrieved by the government agency customer using the Cellebrite Collect & Review solutions. Searching for this digital evidence manually would have been much more time consuming and difficult in terms of locating the appropriate information. Without the digital intelligence tools of our solution suite, evidence of this criminal activity may never have been identified.
Digital data has changed the way cases are managed and prosecuted. Investigations may be slower and may not identify relevant materials without the right tools to collect, review, analyze and manage digital data sources. Without the right tools, collection and review of digital evidence is manual and lacks scalability. Investigative analytics of disparate data without use of artificial intelligence (“AI”) to fuse, enrich and classify evidence are unable to generate insights. This lack of insights results in investigation teams wasting time trying to dissect tangible insights from deep pools of data. Investigative management is restricted by compliance, governance, and regulation which force investigators into one-on-one communications and printing of files or utilization of thumb drives that are physically delivered by police. The resulting investigation process is ineffective and may introduce data privacy, security and

Table of Content
other risks. Due to these inefficiencies, the average investigation backlog is three months and crime clearance rates remain low1, resulting in significant amounts of criminals remaining on the streets.
We deliver a world class leading DI suite of software solutions to manage DI in legally sanctioned investigations. Our technology enables faster data collection, review, fusion and enrichment for smarter analysis. It provides the ability to manage and collaborate efficiently across different investigative functions.
Our Suite Of Solutions:
Collect & Review. Our Collect & Review solutions enable full or selective extraction of data from major types of digital sources, preservation, analysis and reporting of evidence which include but are not limited to smartphones, feature phones, tablets, computers, the cloud, open source information, GPS devices, memory sticks, drones, and call detail records (“CDRs”) as well as from other sources like the web, deep web and dark web with respect to legally sanctioned investigations. We decode and normalize the data enabling relevant stakeholders to review and validate relevant findings.
Investigative Analytics. Our Cellebrite Pathfinder enables intelligent analysis of data, supporting different crime types, different use cases and different personas, which helps lab practitioners, analysts, investigators, prosecutors and agency management gain insights in a digestible manner and solve the respective case. We fuse and enrich data from disparate sources related to a crime or incident and connect multiple types of evidence from multiple sources that cover the major dimensions of crime. For example, for a crime committed on a city street, our Pathfinder allows the relevant agency to bring together smartphone data, vehicle infotainment data, GPS devices data, license plate data from license plate recognition systems, CDRs from the cellular network and closed-circuit television footage from a nearby building, to provide more comprehensive investigation data on a “single pane of glass.”
Investigative Management Solutions. Our Cellebrite Guardian SaaS solution is a centralized management tool that allows our customers to store data securely in the cloud, optimize communications across teams, enable collaboration and save valuable time and resources. Our technology digitizes and optimizes the investigation process for investigative teams globally.
Our approximately 7,000 customers include approximately 5,300 federal, state and local agencies as well as approximately 1,700 corporations and service providers. Our go-to-market strategy is targeted and customized to fit each of our addressable markets, using a mix of direct sales force and resellers. We are focused on new customer acquisition as well as on expanding relationships with our existing customers, by focusing on introducing our full suite of solutions, expanding sales volumes, and cultivating new buying centers. We further seek to acquire new buying centers within our public sector accounts by targeting investigation departments’ decision makers who are accountable for more strategic, transformational implementations of modernized investigative workflows.

Industry Background

Public sector investigations substantially rely on traditional, manual processes and workflows, which are slow and typically conducted in silos. Law enforcement agencies often are challenged with the amount of cases involving digital evidence, the variety of digital sources as well as data types resulting with backlogs and low crime clearance rates.
The main challenges that public sector investigations and law enforcement agencies often face are further described below.

1 According to Statista’s database (https://www.statista.com/statistics/194200/crime-clearance-rate-in-cities-in-the-us/).

Table of Content
Evidence collection is inefficient. Collection of evidence is conducted at the individual level and lacks uniformity; it relies on independent and unaudited solutions which often times requires the printing of thousands of pages of hard copy documents and interacting with disparate, disjointed systems.

Data analysis is ineffective. Data and physical evidence are processed and analyzed by investigative teams through the physical review of printed and digital evidence, and managed on standard, unspecialized productivity tools that lack investigation mission-specific features. Data is stored on local hard drives, which have limited useful life and are complex to search. This results in slow and cumbersome first responses and a process which tends to be manual as well as error-prone and lacks integration.
No consistent solution for investigative management. Limited technology and resources contribute to frequent disconnection between teams and departments. The overload of information and lack of collaboration makes it difficult to bring effective justice to communities. Further, the lack of permissions and access control mean that the wrong team members may have access to private data.
Based on our 2022 Global Industry Trends Survey results, we believe that in the past decade, digital data has become an important source of evidence used to solve crimes. Cellebrite’s 2022 Global Industry Trends survey found that 63% of criminal cases include digital evidence as part of the investigation and that 66% of respondents agree that digital evidence has overtaken physical evidence in its significance to solving cases. Additionally, our customers responded that 81% of agency managers believe the likelihood of case closure grows when digital evidence is available. We also found that 74% of agency managers agree or strongly agree that prosecutors feel more confident when digital evidence is available. Of the investigators surveyed, 95% of them agree or strongly agree that digital evidence significantly increases case solvability. Our survey data consisted of results from approximately 2,000 respondents from 119 countries with respondents accessed via customer emails, online promotions and social media. Survey data included information from investigators, forensic examiners, prosecutors and agency management. Smartphones contain emails, communications, apps, and geographic data, as well as pictures and video content. Laptops and desktops contain files, emails and web browsing history. GPS devices, drones, and secure digital (“SD”) cards capture unique, actionable data. Vehicle infotainment systems contain driving routes, location and communication data. Social media, web storage and web mail contain media, files, and communication data.

Cellebrite believes that these investigation problems are also prevalent in the private sector. Based on our experience, pain points exist across many use cases including eDiscovery and internal investigations in enterprise corporations, and service providers that provide critical solutions for litigation support, corporate investigations, security, and compliance. Intellectual property protection remains a concern for companies of all sizes. Moreover, eDiscovery plays an important role in litigation. Separately, behavior of employees on corporate networks and digital devices remains a top focus for enterprise security and compliance teams. Cellebrite’s 2023 Global Enterprise Solutions Industry Trends survey found 70% of eDiscovery professionals say accessing data from offsite mobile devices is a major endpoint collection problem, 63% of eDiscovery professional say accessing data from WhatsApp, WeChat and Telegram is a major endpoint collection problem and 56% of eDiscovery professionals say collecting data from employees working remotely is a major endpoint collection problem The data was gathered from 550 eDiscovery professionals and corporate investigators in 45 countries,

Over time, we have observed the following three trends in private sector DI:

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

Table of Content
Advanced processing and analytics. Traditional digital data review is labor intensive and expensive for investigative units. It is being replaced by advanced processing and investigative analytics. In addition, judges want to get the relevant data quicker. Early case assessment has become more necessary to provide more focused, relevant and narrow results in the review phase.
In-house investigations. Large corporations are more likely to handle investigations in house rather than hiring third party investigators and need to be equipped with tools to collect, review, analyze and manage data with respect to legally sanctioned investigations.
The Cellebrite DI Suite of Solutions

Our solutions help organizations collect, review, analyze, and manage digital data and processes across the entire investigation lifecycle with an end-to-end DI suite of solutions transforming investigative workflows and helps our customers create a safer world with respect to legally sanctioned investigations.

Collect & Review

Digital evidence can be the most important source of information in modern investigations. However, access to data is a significant barrier. Cellebrite’s Universal Forensic Extraction Device (“UFED”) has become a market leader in investigations based on its level of customer penetration. Cellebrite UFED is used by approximately 5,300 public sector and 1,700 private sector customers representing the largest installed base of Collect & Review tools in the DI space. UFED enables collecting, decoding and preserving data with respect to legally sanctioned investigations from over 31,000 different digital device profiles. UFED addresses problems in accessing digital information including complicated device locks, encryption barriers, deleted and unknown content and other obstacles that can prevent critical evidence from coming to light. It is the tool of choice for approximately 40,000 individuals. Key features of UFED include:
•Unlocking devices with pattern, password or PIN locks and overcoming encryption challenges quickly on Android and iOS devices.
•Providing access to data by performing logical, file system and physical extractions.
•Unsurpassed recovery methods through exclusive bootloaders, automatic EDL (Emergency Download) capabilities, smart ADB (Android Debugging Bridge) and more.
•Supports the broadest range of devices including mobile phones, tablets, drones, SIM cards, SD cards, GPS devices and others.
Our Collect & Review includes a multitude of solutions, other than the UFED, such as:
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

Table of Content
•Inspector provides comprehensive analysis of Windows and Mac devices, including decoding of computer volumes, advanced search, filtering and reporting.
•Endpoint Inspector is a cloud first remote collection solution for computer and mobile devices, enabling corporations to securely access, review and analyze remote computers whether the employees are on or off the corporate network.
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
The Cellebrite Pathfinder helps investigators reach conclusions faster through automated data ingestion, normalization, consolidation, and visualization of a suspects’ journey across their complete digital signature. Pathfinder eliminates time-consuming and manual review of digital data. It is a force multiplier that uses AI and machine learning (“ML”) algorithms to automatically surface formative leads and actionable insights from every bit and byte of digital data during the early hours of an investigation.
A variety of personnel work together on resolving cases, from the examiner in the lab to the analyst and investigator which can result in faster investigative conclusions. The Cellebrite Pathfinder can be used by individuals, teams and the entire investigations organization.
Cellebrite also offers CryptoCurrency Investigative Solutions which analyze blockchain transactions together with related data from an extensive list of sources to identify and categorize wallets and transactions.
Additionally, Cellebrite offers the OSINT Investigate solution, used to search, resolve and enrich identifiers in open sources.

Investigative Management

Table of Content

Agencies are expanding extraction capabilities in the lab and in the field in response to the growing volumes, complexity and importance of digital evidence. This requires better ways to oversee how DI solutions are deployed and utilized.
The Cellebrite Guardian is a cloud-based digital investigative data and evidence management SaaS solution that allows users to manage, store, share and review investigative data and evidence from intake to creation of a final report. The Cellebrite Guardian key features include:
•Secure management of all types of evidence - no matter the source - in one comprehensive system.
•Advanced report generation.
•Instant, auditable evidence & report sharing with user and permission control.
•Customizable cloud-based system.

The Commander enables collaboration across investigation functions to reduce manual processes. It centrally manages deployed licenses, permissions and access control. Key features are as follows:
•Enables software version control across users.
•Provides dashboards and end-to-end visibility for investigation stakeholders.
•Provides standard operating procedure (“SOP”) enforcement.

Services

Cellebrite Services helps organizations adopt and utilize DI technologies to evolve investigative workflow processes and connects between solution acquisition, deployment and a successful operation.
Our team of experts supports organizations to enable success at every stage of adopting new digital intelligence technology - from integration through implementation and ongoing optimization.
Our main Services Offering:
•Training Academy – Backed with years of hands-on experience, the Cellebrite team of trainers delivers training and certification programs to investigation practitioners, setting the industry standard for ongoing development and education.
•Advanced Services – Cellebrite’s expert team serves as an extension to customer digital forensics lab teams, providing advanced services in Cellebrite’s Global Lab facilities, as well as outsourcing capabilities to help organizations deal with technological and operational workload.

Private Sector

In the private sector, our solutions are available to corporations, service providers and law firms with respect to legally sanctioned investigations. Our solutions help identify, process and protect data and information for purposes of litigation support, internal investigations, compliance and corporate security in cases like eDiscovery collection, Corporate Investigation and Incident Response.

Our combined mobile, computer and cloud expertise serves as a force multiplier to expand our market presence and acquire new customers in the enterprise environment. Since March 2020, COVID-19 protocols have forced many employees to work remotely, but the need to access data held on employee

Table of Content
devices has not changed. As many customers and potential customers did not fully return to office work, we have seen an increase in use cases for remote collection needs, as customers cope with fully or partially remote workforce.

Competitive Strengths

•Entrenched install base
•As of December 31, 2022, we had approximately 7,000 customers in total and according to our estimates, approximately 54% share of the Mobile Forensics Collect & Review public market today, which allows us an opportunity to introduce new solutions, such as our investigative analytics and management software solutions into our solid install base of Collect & Review customers.
•The value of the install base is supported by the near zero percent gross churn among strategic accounts and our 130% recurring revenue dollar-based net retention rate among our install base, as of December 31, 2022.
•Our tools have become core to agency workflows, as a result, we have many long term customers who recommend our solutions to other agencies as well as examiners, investigators and analysts who bring our solutions to new agencies when transferring employment.
•Deep vertical expertise
•We have over 10 years of experience developing and refining our DI suite of solutions.
•Our employees’ expertise builds upon their years of experience in working for government agencies. More specifically, approximately 9% of our employees have previously worked for police, military or intelligence agencies.
•Our extensive industry knowledge and expertise enables us to understand our customers’ requirements to solve their most painful challenges. The solutions we provide enable our customers to quickly access and analyze digital data then package and share the data in a manner that can be used effectively as digital evidence in legally sanctioned investigations.
•Strength of DI Suite of Solutions
•We have a combination of technology and suite of solutions that allow customers to successfully manage the investigative workflow in a digital era. Globally, agencies have adopted our DI suite of solutions to strengthen their investigative approach and promote digital transformation within their teams.
•We provide an end-to-end DI suite of solutions, purpose-built for the entire digital investigation lifecycle. Our proprietary world-class technology overcomes encryption and bypasses locked devices for digital evidence collection with respect to legally sanctioned investigations. Our AI-based investigative analytics solution fuses, categorizes and enriches data to streamline the investigation and help investigators solve crime faster than when using traditional means. Our centralized investigative management tool - the Guardian - enables effective collaboration across investigation teams.
•We have broad support for over 31,000 physical and virtual device profiles across mobile, laptop, computers, memory containers, applications, CDRs, etc. Today, the velocity of software updates creates a significant barrier for new entrants to the market. Our best-in-class research and development team runs a disciplined software update

Table of Content
protocol which delivers updated Cellebrite software within sometimes as little as days of major operating system update releases.
•Global investigation standard
•Our collect, review, analyze, and manage solutions produce high quality, digestible reports that have become a standard in digital forensic investigations and legal processes with respect to legally sanctioned investigations.
•Our reports are accepted in court systems globally, as evidenced by their use across hundreds of thousands of trials. By the end of 2022, approximately 52,800 certifications were earned through our training department.
Given these competitive strengths, we believe we are well positioned to provide the end-to-end investigative suite of solutions to public sector agencies.

Expansion within the existing customer base in the public sector

Through our go-to-market, we land customer relationships with Collect & Review solutions like UFED. We have a proven track record of cross-selling additional solutions into our customer base. This is evidenced by our 130% recurring revenue dollar-based net retention rate as of December 31, 2022, in addition to the increase in the proportion of our largest customers using four or more solutions. We believe this reflects the substantial potential for growth within our existing customer base.

Innovative new solutions

We plan to develop future solutions to capture additional revenue opportunities within our customer base and with new customers. With over a decade of investigative analytics experience, we are building a broader family of investigative analytics solutions that apply to new use cases and accelerate the investigation process. In development are the next stages of management solutions built to optimize workflows in investigations.

Subscription and Cloud/SaaS

Subscription licenses comprised 80% and 74% of our revenue for the year ended December 31, 2022 and December 31, 2021, respectively and we plan to continuously increase our subscription business year over year. We see gradually increasing demand from the market for SaaS and in the next five years we anticipate extending our DI suite of solutions with new SaaS offerings, some of which may include AI/ML technology.
Private sector growth and transition of enterprise solutions

We are investing in introducing new enterprise customers, expanding within existing enterprise customers, and growing annual revenue per customer (“ARPC”) among our private sector customers. Historically, the private sector has utilized our solutions for eDiscovery through our Collect & Review solutions like UFED and Inspector. Our research shows there is a need beyond Collect & Review for processing and early case assessment. We will continue to address customer pain points and promote new use cases, which include:

Table of Content
•The growing need for remote collection of Electronically Stored Information (ESI) introducing the first combined remote mobile and computer collection solution.
•Investigation of the possible infringement of patents at large pharmaceutical companies.
•Resolution of corporate security incidents in large corporations.
•Investigation of possible IP theft within retail and manufacturing industries.

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

Customers
We primarily sell to global government agencies, many of which help protect and save lives, accelerate justice and preserve privacy in global communities. We also sell to corporations in the private sector. Our customers often start with one of our solutions, for example UFED, and increase their expenditures on additional solutions over time as value is realized, which we believe demonstrates customers’ loyalty.
Our customers fall into one of three categories: strategic public, prime public and private sector.
Strategic public accounts are government agencies with capacity for larger annual contract values and represent approximately 250 to 300 customers today. These are large federal agencies and large state and city agencies that have the potential to generate over $1,000,000 in revenue over a three-year period.
Prime public accounts are typically small to mid-size agencies such as state or local agencies. Mid-sized prime public accounts have the potential to become strategic public accounts.
Private accounts are typically large corporations, service providers, academic organizations and law firms.
As of December 31, 2022, our total customers were approximately 7,000. No organization accounted for more than 5% of 2022 revenue. Our top 25 customers accounted for 24% of total 2022 revenue.

Go-to-market

We target government agencies, including, in the U.S., federal, state and local agencies as well as enterprise companies and service providers. Over time, we see more public agency budgets being diverted to DI to make digital investigations more effective and efficient, in support of public safety efforts.
We utilize a combination of direct sales force and resellers to reach customers. Strategic account executives and prime account representatives manage materially all of the customer relationships directly. We often sell to decision makers in public safety, which often include the chief of investigations or the head of investigations and intelligence or the head of the lab. In smaller prime accounts we sell to digital forensics labs, experts as well as police chiefs. In the private sector, we mainly sell to internal security or investigation groups or eDiscovery groups within enterprises and to service providers. For our reseller

Table of Content
operations, we often utilize resellers for government agency procurement where direct sales opportunities do not exist or where the government requires local vendors due to local restrictions. We calibrate our sales and marketing activities based upon the size of the customer and whether the opportunity is to engage an existing customer or a new customer. Our top strategic accounts have dedicated Cellebrite account executives, while other, prime accounts are managed by a sales manager or inside sales representative. Account executives are focused on expanding relationships with our top customers, and on customers’ new buying centers. Sales managers and inside sales representatives are focused on expanding the sales volume with public sector prime accounts while our account representatives in the private sector are focused on new customer acquisition and expanding sales volume within existing accounts.
For existing customers, we highlight the value we bring to them currently while introducing the value and advantages they can derive from using additional or new solutions in our portfolio. We provide educational and awareness vehicles that drive greater understanding of how to maximize existing Cellebrite tools and solutions utilizing relevant channels such as our online customer community and vehicles like our in-person and virtual workshops, our ‘Capture the Flag’ contests, our ‘I Beg to DFIR’ webinars and our “Ask the Expert” video and webinar series. We continue to engage our customers in a shared vision of achieving their desired outcomes through our technology and services while introducing ancillary solutions that enhance and expand their current capabilities with our technology utilizing self-selection and assessment tools such as the DI Readiness Navigator and interactive case studies delivered virtually or in-person through our Cellebrite Envisioning Centers. We continue to provide relevant thought leadership content that highlights feedback and input from experts and their peers around “what’s now and what’s next” in digital transformation that could be used to improve and accelerate their investigative workflow.
For new customers, Cellebrite leverages channel and content mixes to target specific needs and interests through focused methodologies and tactics. Typically, we utilize a layered approach with each channel and the corresponding messaging that build on and complement one another, resulting in a demand offer that is meant to be compelling and relevant to their needs. We also measure the impact and performance of these efforts and make adjustments accordingly, including whether to channel, content, message and/or offer.
Cellebrite conducts a fairly low volume of its business via e-commerce, and our e-commerce system is available only to customers who have a valid license to use Cellebrite’s solutions. For more information regarding our e-commerce system, see – “Part I, Item 3. Key Information —D. Risk Factors — Risks Related to Cellebrite’s Business and Industry — We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared to other businesses”

For a breakdown of our revenues by geography, see Note 16 to our consolidated financial statements in “Part III, Item 18. Financial Information.”
Competition
We primarily compete with point solutions across functions and markets. Some competitors have a specialty in investigations, while others are primarily analytics tools; however, consolidation in the industry has led to competitors providing a broader range of solutions.
In public safety, we compete with government independent software providers such as: Exterro, Harris (i2), GrayShift, Magnet Forensics, Motorola, MSAB, NICE, Nuix, and OpenText. In the public sector, decision making is a result of a discovered need, the relationship, brand equity, the quality of the solution provided and the perceived level of service. Digital transformation processes are typically driven by senior leaders of an agency and require broader alignment and longer cycles for budget allocation.

Table of Content
Demand for extension of existing solutions may either come from operational level or from agency leaders and is typically a shorter cycle.
In the private sector, we compete with vertical software providers such as: Exterro, Magnet Forensics, Nuix, and OpenText. Private sector service providers are typically return-on-investment driven and will decide to acquire our solutions when there is a financial justification for the investment. The drivers for enterprise customers are: operational readiness, compliance, prevention and mitigation of incidents and improving existing operation by introducing effective solutions.
Our competitors offer products similar to our Collect & Review solutions generally with diversified capabilities and different price points. Some customers have decided to purchase both our solutions and a competitor’s products for verification purposes. However, these customers may later decide to terminate their use of a second product, potentially ours, depending on how they perceive our product, its pricing and capabilities, compared to that of our competitors’. Our Investigative Analytics solutions, such as Cellebrite Pathfinder, currently face relatively limited competition, although we believe this could change in the future as the increase in data volumes attract analytics-driven competitors. Our main Investigation & Evidence Management solution, Guardian, addresses a growing trend to manage digital evidence in a SaaS delivery model. Our OSINT Investigate solution is introduced to a business segment with a low barrier of entry and several existing competitors, while each provide some specific expertise. OSINT Investigate’s market is shared with several different companies, with no significant company dominating the market.

License Terms

The license to use our products is granted to customers on a non-transferable, subscription basis usually for an authorized number of users. The license contains customary undertakings from customers and additionally requires them not to use the software in violation of applicable laws (including laws with respect to privacy and other human rights and the rights of individuals), any human rights standards and best practices including internationally recognized human rights instruments, such as the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Labor Organization Declaration on Fundamental Principles and Rights at work, or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of our software, among other things, if it is determined that our products were used in violation of the license or applicable laws.
Regulations
We are subject to, and are required to comply with applicable laws and regulations on import and export controls, sanctions, privacy, data protection and employment, among others, in territories the company operates and sells its solutions.

Sanctions and Export Controls

We are subject to Israeli regulations controlling the export of encryption technology. The Wassenaar Arrangement is a multilateral export control regime with 42 participating states. Although Israel is not a party to the Wassenaar Arrangement, it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, cryptography that is subject to Israeli encryption control laws is not regulated under the Israeli export control regime, even where its capabilities would otherwise

Table of Content
place such cryptography within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. Israeli law instead subjects such cryptography goods and technologies to its own encryption control regime, which includes export restrictions. Certain of our products are therefore currently subject to the Israeli encryption control regime and not to the Israeli export control laws vis-à-vis the Wassenaar Arrangement. Our export license under the Israeli encryption control regime prohibit us from exporting our controlled products to customers in certain countries and require us to obtain the consent of the Ministry of Defense to export controlled products to customers in certain other countries. We understand that these restrictions are based, among other things, on both considerations of national security and the Israeli government’s assessment of the human rights record of the country in question.
In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. In recent months, this effort was renewed and the regulator stated publicly its intention to advance this reform imminently. Section 5A(4)(b) of Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List includes a new provision which (while not specifically stating) appears to apply to digital forensic technologies. If the reform will take place and the revised laws and regulations will come into effect, our solutions will become subject to the Wassenaar Arrangement dual use list as adopted by the State of Israel, and will likely be controlled under the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. For example, under the Defense Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense and, subject to certain marketing license exceptions, is subject to a licensing requirement from the Israeli Ministry of Defense for any export of controlled defense goods, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli (including within Israel) regarding controlled dual-use equipment, services and/or know-how. If this occurs and if we determine that this provision applies to some or all of our products, we may need to adapt our licensing, marketing and export practices to accommodate this regulatory change.
Various other countries in which we operate also regulate the import of certain encryption solutions and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries.
Currently, some of our solutions are not subject to any export control laws. However, many countries where we operate update their export control laws and lists on a regular basis and, therefore, it is possible that some of these non-controlled solutions will become controlled. Such change in controls could limit our or our resellers’ ability to distribute these solutions or limit our customers’ ability to use these solutions.
Our activities may be subject to certain economic sanctions laws including the laws of the State of Israel and the United States, and we have adopted policies to ensure we remain compliant with such applicable regimes, laws and regulations. In addition, we have adopted policies and procedures to restrict sales in certain additional countries and to designated entities and individuals.
Even if we operate in full compliance with Israeli, US and other applicable laws, unlawful uses of our products by our clients, despite the risk mitigation mechanisms we have put in place to prevent this, may nevertheless occur and result in the designation of our company under sanctions lists.

Data Privacy

Table of Content

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
The United States subjects companies to Federal and state laws and regulations regarding privacy and information security. California also recently enacted legislation, the CCPA, and follow-on legislation in the CPRA, which provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation Additionally, Colorado adopted the Colorado Privacy Act (“CPA”) in June 2021 and it will become effective on July 1, 2023. Utah also adopted the Utah Consumer Privacy Act (“UCPA”) in March 2022 and that will become effective December 31, 2023. Likewise, Connecticut enacted the Connecticut Act Concerning Personal Data Privacy and Online Monitoring (“CTDPA”) in May 2022 and most of which will become effective July 1, 2023. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions.
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
Our operations also are subject to various laws and regulations governing the occupational health and safety of our employees and wage regulations, in each of the respective jurisdictions that we operate.
Intellectual Property

Our DI suite of solutions is based on proprietary software and related intellectual property rights. We rely on a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights,

Table of Content
including those relating to our technology and solutions. In addition, we license technology from third parties that is integrated into some of our solutions.
We own a number of registered trademarks, including “Cellebrite,” “UFED” and other pending applications. Cellebrite also owns a number of domain names, including http://www.cellebrite.com.
Recent Acquisitions
Not applicable.
Legal Proceedings

See “Part I, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
C. ORGANIZATIONAL STRUCTURE

The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan and India, which are listed below:

SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligência Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
BlackBag Technologies, Inc.	U.S. (Delaware)
Cellebrite digital Intelligence LP	U.S. (Delaware)
Cellebrite Saferworld, Inc.	U.S. (Delaware)

All subsidiaries are 100% owned by Cellebrite DI Ltd., except: Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited, BlackBag Technologies. Inc. which is 100% owned by Cellebrite Inc. and Cellebrite Digital Intelligence LP which is 99% owned by Cellebrite DI Ltd., and 1% owned by Cellebrite Inc.

D. PROPERTY, PLANTS AND EQUIPMENT

Table of Content
Our main offices are currently located in a 6,386 square meter facility that we lease in Petah-Tikva, Israel, where the premises are used for all aspects of our operations (except for our factory). Our lease for this facility initially expired on December 11, 2007 and was extended until May 15, 2026. We also lease a 1,445 square meters office space in Kiryat Malachi, Israel where the premises are used for our hardware factory. Our lease for this facility initially expired in June 7, 2018 and was extended until February 28, 2031.

In addition, we have offices in the following locations: Vienna, Virginia; Parsippany, New Jersey; Ottawa, Canada; Singapore; India; Canberra, Australia; Tokyo, Japan; Sao Paulo, Brazil; London, UK; Munich, Germany and Tel Aviv, Israel. Our offices support functions across sales and marketing, services, research and development, and operations and administration.

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

Overview
Cellebrite is a leading provider of DI solutions, delivering a suite of software and services for legally sanctioned investigations. Our mission is to support our customers in their efforts to protect and save lives, accelerate justice and preserve privacy in global communities. Our DI suite of solutions allows our customers to collect, review, analyze, and manage digital data across the investigative lifecycle. Our DI suite of solutions extracts digital data, delivers the data as digital evidence, and makes the evidence actionable. As of the date of this Annual Report, our solutions were utilized in millions of investigations globally. Our solutions are used in a variety of cases including child exploitation, homicide, anti-terror, border control, sexual crimes, human trafficking, corporate security, and civil litigation. For more information, see “Part I, Item 4. Information on the Company — B. Business Overview.”

Our revenue was $270.7 million and $246.2 million for the years ended December 31, 2022 and 2021, respectively, representing a year-over-year increase of 10%. The increase in revenue period over

Table of Content
period was driven by the following: (i) continued sales to existing customer base; and (ii) continuous adoption of our entire portfolio of offering.
Net income of $120.8 million and $71.4 million was incurred for the years ended December 31, 2022 and 2021, respectively, representing a period-over-period increase of $49.4 million. This growth primarily reflects the impact of the financial income from presenting the Company’s Warrants, Restricted Sponsor shares liability and Price adjustment shares liability at their fair value. Our Adjusted EBITDA for the years ended December 31, 2022 and 2021 was $25.9 million and $47.9 million, respectively and reflects the company’s investments in its Research and Development and Go To Market activities.

Acquisitions
See “Part I, Item 4. Information on the Company—B. Business Overview—Recent Acquisitions.”

Investments

On June 17, 2019, IGP Saferworld Limited Partnership (“IGP”), an investment vehicle of IGP Capital, a venture capital firm based in Israel, invested $110 million in exchange for Cellebrite Preferred Shares, representing 24.4% of Cellebrite’s outstanding ordinary and Preferred Shares at the time of the investment. Following the transaction, IGP appointed two directors to our board of directors. The investment agreement also defines certain exit events that IGP can enforce on the shareholders. At the closing of the Merger Agreement in August 2021 as described below, IGP’s Cellebrite Preferred Shares were converted into Ordinary Shares. At the closing, IGP also waived its right to receive payment of the accrued preferred dividend and the right to appoint a total of two directors to our board of directors. Following the closing, IGP appointed one director to our board of directors.

Merger

On April 8, 2021, TWC, Cellebrite and Merger Sub entered into the Merger Agreement providing for, upon the terms and subject to the conditions thereof, the Merger between TWC and Cellebrite pursuant to which, among other things, Merger Sub merged with and into TWC at the Effective Time (as defined in the Business Combination Agreement), with TWC continuing as the surviving entity and as a wholly-owned subsidiary of Cellebrite. The Merger closed on August 30, 2021. The Merger was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Cellebrite has been determined to be the accounting acquirer. The combined entity is the successor SEC registrant, meaning that Cellebrite’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.
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

Coronavirus (COVID-19) Impact
In mid-March 2020, as a result of the COVID-19 pandemic, we moved our operations from our offices to a remote model, allowing employees to work from their homes. We were well prepared to implement a remote working schedule and our logistics continued operating with no substantial impact on

Table of Content
deliveries to customers. Due to COVID-19, most of the communication with customers has been done remotely since 2020 and most of 2021. Yet, by leveraging our global presence, we have continued our sales activities in our main markets with the local sales teams, subject only to the local restrictions and not to global travel limitations. During that period, marketing activities were shifted from on-site events to virtual activities. The only offering which was substantially negatively impacted was the instructor-led training classes, as customers were slow to adopt to the remote learning offering.
As of May 2021 we saw a gradual return to in-person activities. In 2022 we returned to work from most of our offices in a hybrid model, and our customers returned to work from their offices, either entirely in-person or in a hybrid model. In 2022 our customer facing teams returned to conduct face to face meetings with customers, in-person marketing and sales activities, and other activities such as instructor-led training classes. For more information, see “Part I, Item 3. Key Information — D. Risk Factors.”

Key Factors Affecting Our Performance
Our historical financial performance has been, and we expect our financial performance in the future to be, mainly driven by our ability to:
•Increase penetration within existing customers. We plan to continue to increase penetration within our existing customers with our DI suite of solutions and by expanding the breadth of our suite of solutions capabilities to provide for continued up-sell and cross-selling opportunities across the DI suite of solutions and to new buying centers. We have seen increase in Annual Recurring Revenue (“ARR”) and dollar-based net retention due to the broad use cases of our DI suite of solutions.
•Extend our technology and market leadership position. We intend to strengthen our position as a market-leading DI suite of solutions through investment in research and development and continued innovation. We expect to focus on expanding the functionality of our DI suite of solutions and investing in capabilities that cater customer needs and mode of operation. Also, we are increasing our investment in SaaS and Cloud to address growing demand to consume DI solutions via these vehicles. Additionally, we plan to promote our offerings to address more private sector use cases. We believe this strategy expands our addressable market, enables new growth opportunities and allows us to continue to deliver differentiated high-value outcomes to our customers.
•Grow our customer base. We intend to drive new customer growth in both the public sector, mainly with smaller accounts, as well as in the private sector by focusing on enterprise accounts and introducing offerings to address customers’ needs (for example, our additional remote collection offering).

Key Metrics

In addition to our U.S. GAAP financial information, we monitor the following key metrics and non-GAAP financial measure in order to help us measure and evaluate the effectiveness of our operations:

Table of Content

	Year Ended December 31,
	2022	2021

Annual recurring revenue (ARR)	$249	$187
YoY ARR Growth	33%	36%
Recurring revenue dollar-based net retention rate	130%	137%
Adjusted EBITDA	$25.9	$47.9
Annual recurring revenue: ARR is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12.
Recurring revenue dollar-based net retention rate: Dollar-based net retention rate is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the end of the equivalent quarter of the previous year. We define our customer revenue as the recurring revenue we recognized on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.
Operating Income: Operating Income is calculated as Revenue less cost of revenue expenses and operating expenses.

non-GAAP Operating Income:    Non-GAAP Operating Income is calculate as Operating Income plus issuance expenses, dividend participation compensation, share-based compensation expenses, amortization of intangible assets, and acquisition related costs.

The following table provides a reconciliation of our operating income to Non-GAAP operating income:

	Year Ended December 31,
	2022	2021
	($ in thousands)
Operating income	$1,044	$13,822
Issuance expenses	—	11,835
Dividend participation compensation	—	966
Share-based compensation expense	13,708	6,480
Amortization of intangible assets	2,826	1,971
Acquisition related costs	1,960	7,795
Non-GAAP operating income	$19,538	$42,869

Adjusted EBITDA: Adjusted EBITDA is calculated as net income plus financial income, tax (income) expense,depreciation expenses, amortization of intangible assets, issuance expenses, dividend participation compensation, share-based compensation expense, acquisition related costs.
The following table provides a reconciliation of our net income to Adjusted EBITDA:

Table of Content

	Year Ended December 31,
	2022	2021
	($ in thousands)
Net income	$120,805	$71,396
Financial income	(119,716)	(68,483)
Tax (income) expense	(45)	10,909
Depreciation expenses	6,368	5,036
Amortization of intangible assets	2,826	1,971
Issuance expenses	—	11,835
Dividend participation compensation	—	966
Share-based compensation expense	13,708	6,480
Acquisition related costs	1,960	7,795
Adjusted EBITDA	25,906	47,905
Adjusted EBITDA margin	10%	20%
We believe that the use of non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.
The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:

•Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

•Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

•To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

•Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

•Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.
Key Components of Results of Operations

Revenue
Revenue consists of subscription, perpetual license and other, and professional services.
•Subscription. Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise license. In connection with our term-based license and perpetual license arrangements, we generate revenue through maintenance and support

Table of Content
under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.
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
•Professional Services. Professional Services consists of revenue related to: (i) certified training classes by Cellebrite Academy; (ii) our advanced services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. The revenue of professional services is recognized upon the delivery of our services.
Cost of Revenue

Cost of revenue consists of cost of subscription, cost of perpetual license and other, and cost of professional services.
•Cost of Subscription. Cost of subscription revenue includes all direct cost to deliver and support subscription services, including salaries and related employees’ expenses, allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, and IT related expenses . We recognize these costs and expenses upon occurrence.
•Cost of Perpetual License and Other. Cost of perpetual license and other revenue includes all direct costs to deliver perpetual license and other products, including HW costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence.
•Cost of Professional Service. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to services such as services materials, allocated overhead for depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.
Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, hosting, salaries, other related costs to our employees and subcontractors and overhead. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

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
•Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost and depreciation of equipment. Our costs of research and development also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the research and development operations. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions
•Sales and marketing. Sales and marketing expenses primarily consist of personnel, marketing, sales and business development personnel, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.
•General and administrative. General and administrative expenses primarily consist of personnel, insurance, consultants and facility-related costs for our executive, finance, legal, IT, human resources, administrative personnel, and other corporate expenses, including those associated with the Merger. We anticipate moderate growth in our expenses due to growing our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Quarterly Trends in Operating Expenses

Operating expenses have generally increased sequentially as a result of our growth and are primarily related to increases in personnel-related costs, including share-based compensation, to support the expanded operations, continued investment in research and development, and expansion of commercial and marketing investments.

Financial Income, Net

Financial income, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

Tax Expense (Income)

Tax expense (income) (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflect management’s best assessment of estimated current and future taxes to

Table of Content
be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions.
Significant judgments and estimates are required in determining the consolidated income tax expense (income).
Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations
The following tables and narrative set forth our results of operations for the periods presented. For a comparison of our results of operations for the years ended December 31, 2021 and 2020, see “Part I, Item 5. Operating and Financial Review Prospects—A. Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2022, as amended on April 18, 2022, which comparative information is herein incorporated by reference.

Table of Content

	Year ended December 31,
	2022	2021
	($ in thousands)
Revenue:
Subscription services	$153,470	$120,889
Term-license	62,487	62,428
Total subscription	215,957	183,317
Perpetual license and other	21,373	34,169
Professional services	33,321	28,760
Total Revenue	270,651	246,246
Cost of revenue:
Cost of subscription services	16,875	9,369
Cost of term license	425	2,299
Total subscription	17,300	11,668
Cost of perpetual license and other	12,987	9,817
Cost of professional services	20,459	21,072
Total cost of revenue	50,746	42,557
Gross profit	$219,905	$203,689
Operating expenses:
Research and development	80,620	65,541
Sales and marketing	97,387	76,389
General and administrative	40,854	47,937
Total operating expenses	218,861	189,867
Operating income	1,044	13,822
Financial income, net	119,716	68,483
Income before income tax expense	120,760	82,305
Tax (income) expense	(45)	10,909
Net income	$120,805	$71,396
Other comprehensive income
Unrealized loss on hedging transactions, net of tax	(953)	(944)
Unrealize loss on marketable securities	(502)	—
Foreign currency translation adjustments	414	995
Total other comprehensive (loss) income, net of tax	(1,041)	51
Total comprehensive income	$119,764	$71,447

Table of Content
Results of operations includes share-based compensation expenses:

	Year ended December 31,
	2022	2021
	($ in thousands)
Cost of revenue	$1,283	$290
Research and development	2,974	1,076
Sales and marketing	5,041	2,332
General and administrative	4,410	2,782
Total share-based compensation	$13,708	$6,480

The following table summarizes revenue for the year ended December 31

Revenue

	Year Ended December 31,		Change
	2022	2021	Amount	Percent
	($ in thousands)
Subscription services	$153,470	$120,889	$32,581	27%
Term-license	62,487	62,428	59	0%
Total subscription	215,957	183,317	32,640	18%
Perpetual license and other	21,373	34,169	(12,796)	(37%)
Professional services	33,321	28,760	4,561	16%
Total Revenue	$270,651	$246,246	$24,405	10%
____________

Subscription

Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise license. Subscription revenue increased by $32.6 million, or 18% for the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to an increase of $19.6 million related to the adoption of our leading Collect & Review offering in a term-based license model instead of a perpetual license model with usage-based fees.

Perpetual License and Other

Perpetual license and other revenue decreased by $12.8 million, or 37% for the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to the adoption of our leading Collect & Review offering in a term-based license model instead of a perpetual license model with usage-based fees.

Table of Content

Professional Services
Professional services revenue increased by $4.6 million, or 16% for the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to increase in instructor-led training classes as a result of relief in COVID-19 (related social distancing and travel limitation) and increase of Advanced Services.

Cost of Revenue

	Year Ended December 31,		Change
	2022	2021	Amount	Percent
	($ in thousands)
Cost of subscription services	$16,875	$9,369	$7,506	80%
Cost of term license	425	2,299	(1,874)	(82%)
Total subscription	17,300	11,668	5,632	48%
Cost of perpetual and other	12,987	9,817	3,170	32%
Cost of professional services	20,459	21,072	(613)	(3%)
Cost of Revenue	$50,746	$42,557	$8,189	19%

Cost of Subscription

Cost of subscription services increased by $5.6 million, or 48% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. This increase is primarily due to hosting expenses, customer success and customer support expenses.

Cost of Perpetual License and Other

Cost of perpetual license and other revenue marginally increased by $3.2 million, or 32% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. This increase is primarily due to an increase in shipping costs and cost for upgrading existing hardware.

Cost of Professional Services

Cost of professional services revenue decreased by $0.6 million, or 3% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. This decrease is primarily due to operational efficiency.

Table of Content
Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change
	2022	2021	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$136,595	$111,520	$25,075	22%
Term-license	62,062	60,129	1,933	3%
Total subscription	198,657	171,649	27,008	16%
Perpetual license and other	8,386	24,352	(15,966)	(66%)
Professional services	12,862	7,688	5,174	67%
Total gross profit	$219,905	$203,689	$16,216	8%

Gross Profit Margins:
Subscription services	89%	92%
Term-license	99%	96%
Total subscription	92%	94%
Perpetual license and other	39%	71%
Professional services	39%	27%
Total gross margin	81%	83%

Subscription

Subscription gross profit increased by $27 million, or 16%, during the year ended December 31, 2022, as compared to the year ended December 31, 2021. Subscription gross profit margin marginally decreased from 94% to 92%, during the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly due to the increase in hosting expenses.

Perpetual license and other

Perpetual license and other gross profit decreased by $16 million, or 66%, during the year ended December 31, 2022, as compared to the year ended December 31, 2021. Perpetual license and other gross profit margin decreased from 71% to 39%, during the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly as a result of lower perpetual revenue and higher hardware revenue mix in 2022.

Professional Services

Professional services gross profit increased by $5.2 million, or 67% during the year ended December 31, 2022, as compared to the year ended December 31, 2021. Services gross profit margin increased from 27% to 39%, during the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly as a result of increased training revenue and operational leverage.

Table of Content
Operating Expenses

	Year Ended December 31		Change
	2022	2021	Amount	Percent
	($ in thousands)
Operating expenses
Research and development, net	80,620	65,541	15,079	23%
Sales and marketing	97,387	76,389	20,998	27%
General and administrative	40,854	47,937	(7,083)	(15%)
Total operating expenses	$218,861	$189,867	$28,994	15%

Research and development

Research and development expenses increased by $15.1 million, or 23%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. This increase is mainly attributable to an increase in salaries and related costs for employees and subcontractors of $9 million.

Sales and marketing

Sales and marketing expenses increased by $21 million, or 27%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase primarily relates to higher salaries and related costs for employees and commissions earned by our sales personnel of $13 million and an increase of $2.8 million in travel expenses.

General and administrative
General and administrative expenses decreased by $7.1 million, or 15%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The decrease primarily relates to issuance costs of $11.8 million in 2021 offset by an increase of $2.6 million relating to D&O insurance.

Finance Income, net

Finance income, net increased by $51.2 million, or 75%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly due to remeasurement to fair value of Restricted Sponsor Shares, Price Adjustment Shares and Derivative warrant liability.

Taxes on Income

Taxes on income decreased by $11 million, or 100%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly as a result of loss position in the Parent Company and due to tax expenses related to dividend distribution paid out of an income derived by its Beneficiary Enterprise. For additional information regarding additional Israeli corporate tax upon dividend distribution, see - “Part I, Item 10. Additional Information — E. Material U.S Federal Income Tax Considerations —Non-U.S Holders - Tax Benefits Subsequent to the 2005 Amendment.”

Table of Content
B. Liquidity and Capital Resources
The following tables and narrative set forth our results of operations for the periods presented. For a discussion of our cash flows for the year ended December 31, 2020, see“Part I, Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2022, as amended on April 18, 2022, which comparative information is herein incorporated by reference.
Our cash, cash equivalents, short-term deposits and marketable securities were $206 million and $182 million as of December 31, 2022 and December 31, 2022, respectively.
We derive our cash primarily from our business operations. During 2021 we received net proceeds of $17 million from the Merger, all of which remained as of December 31, 2021. Additionally in 2021 we invested in the acquisition of Digital Clues for $20 million and in acquiring technological assets for $3 million. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the fiscal years ended December 31, 2022 and 2021, our capital expenditures amounted to $6.9 million and $5.1 million, respectively, primarily consisting of expenditures related to property and equipment and software, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.
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
Credit Facilities
We do not have any credit facilities.
Cash Flows

	Year Ended December 31,
	2022	2021
	($ in thousands)
Net cash provided by operating activities	$20,577	$36,052
Net cash (used in) provided by investing activities	$(91,231)	$45,226
Net cash used in (provided by) financing activities	$13,970	$(68,397)
Operating Activities

For the year ended December 31, 2022, cash provided by operating activities was $20.6 million, mainly as a result of the following: increase in Deferred Revenue, as a result of increased sales to customers, off-set by increase in inventories, prepaid expenses and other current assets, decrease in trade payables and other accounts payables and accrued expenses.

Table of Content

For the year ended December 31, 2021, cash provided by operating activities was $36.1 million, mainly as a result of the following: increase in share based compensation and RSU’s expenses of $6.5 million, increase in deferred revenue of $21.8 million as a result of increase of business with customers, increase in trade payables of $4.2 million and depreciation and amortization of $7 million.

Investing Activities

Cash used in investing activities in the year ended December 31, 2022 was $(91.2) million, primarily as a result of purchase of property and equipment in the amount of $6.9 million, investment and maturities in marketable securities, net of $67.1 million and investment and maturities in short term deposits, net of $15.1 million.

Cash provided by investing activities in the year ended December 31, 2021 was $45.2 million, primarily as a result of cash paid in relation to business combination in the amount of $20 million, purchase of intangible assets of $3 million and purchase of property and equipment in the amount of $5.1 million, which was partially offset by $73.3 million net cash from short term deposits, net.

Financing Activities

Cash provided by financing activities in the year ended December 31, 2022 was $14 million, mainly as a result of proceeds from exercise of stock options to shares of $12.6 million and proceeds from Employee Share Purchase Plan, net of $1.3 million.

Cash used in financing activities in the year ended December 31, 2021 was $68.4 million, mainly as a result of a dividend payment in the amount of $100 million, which was partially offset by proceeds from recapitalization transaction in the amount of $29.3 million and proceeds from share issuance of $2.3 million.

Contractual Obligations and Commitments

As of December 31, 2022, we had commitments of $20.9 million related to office and car leases arrangements, that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Payments under these commitments are estimated to be made as follows:

(In millions of U.S. dollars)	Payments (1)

Less than 1 year	$5,445
1-3 years	9,124
3-5 years	3,037
More than 5 years	3,264
Total	$20,870
(1) Am

Table of Content
ounts do not include recourse that we may have to recover termination fees or penalties from clients.

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
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into Derivative Instruments for trading or speculative purposes. We account for our Derivative Instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $0.3 million and $0.1 million, for the years ended December 31, 2022 and 2021, respectively.
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
As of December 31, 2022, our cash, cash equivalents and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would affect our cash, cash equivalents, restricted cash, and short-term investment balances in amount of $3.6 million and $3.2 million as of December 31, 2022 and 2021, respectively.

Table of Content
Interest Rate Risk

As of December 31, 2022, we had cash and cash equivalents of $87.6 million and short-term deposits of $51.3 million. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would impact our financial income by $0.4 million for the year ended December 31, 2022.
Inflation Risk

Inflationary factors, such as increases in our cost of goods sold, may adversely affect our operating results. Although, recent elevated levels of inflation in the global and U.S. economies have not had a significant impact on our results of business, financial condition, or operations, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross profit if the selling prices of our products do not increase as much or more than these increased costs. If elevated levels of inflation persist or increase, our business, financial condition, or operations could be adversely affected, particularly in certain global markets. Additionally, most of our sales are denominated in U.S. dollars, EUR or GBP, which have not been subject to material currency inflation, and our operating expenses are denominated in ILS and U.S. dollar and have not been subject to material currency inflation.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $80.6 million, $65.5 million and $54.4 million for the years ended December 31, 2022, 2021 and 2020 respectively. As described in “Part I, Item 3. Key Information—3.D. Risk Factors” and elsewhere in this Annual Report, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Part I, Item 3. Key Information—D. Risk Factors” and “Part I, Item 4. Information on the Company—B. Business Overview—Regulations.” For further information on our research and development policies and additional product information, see “ Part I, Item 4. Information on the Company— B. Business Overview.”

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

Table of Content
Please see Notes to Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for a summary of significant accounting policies and the effect on our financial statements.

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
Share-based Compensation

We accounts for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant based on the fair value of the awards granted. We grants awards that vest upon the satisfaction of service conditions and in certain grant market conditions. For awards with graded vesting schedules subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards.The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model.
The assumptions and estimates were determined as follows:
Fair value of Ordinary Shares — The Company’s Ordinary Shares have a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.
Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Table of Content
Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. Since the Company does not have sufficient historical share exercise data to calculate the expected term of the share options. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected volatility Options and RSUs — Since the Company has a limited trading history of its Ordinary Shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option or RSU (ii) historical volatility of the Company’s publicly traded shares, commencing August 30, 2021 and (iii) implied volatility of the Company’s publicly traded Warrants.
Expected Volatility ESPP — Was based on Cellebrite s historical share price volatility, on a daily basis, for 6 months.
Expected dividend yield— The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield

Business combination

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

Income Taxes

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

Table of Content
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

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.
As of December 31, 2022, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity (deficiency) in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.
The Company’s securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss).

Warrant liability

The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

Table of Content
The estimated fair value of the private placement warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected share-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its common share based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0%.

Restricted sponsor shares liability and Price adjustment shares liability

The restricted Sponsor shares liability and Price adjustment shares are measured at fair value using Level 3 inputs.
The Company has determined that the price adjustment shares, and the restricted sponsor shares are freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company has determined that the price adjustment rights, and the restricted sponsor shares are not indexed to Company’s stock since if a change of control occurs, all the shares underlying the price adjustment shares and the restricted sponsor shares will be issued regardless of the company’s stock price. Therefore, the Company accounted for the price adjustment shares and for the restricted sponsor shares as a liability measured at fair value through earnings.
Recent Accounting Pronouncements

See the Summary of Significant Accounting Policies, included in our audited consolidated statements included in this Annual Report for a description of recently issued accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following persons who serve as Cellebrite’s executive officers and directors, including their ages as of April 27, 2023. Biographies of the executive officers and directors are also included below.

Table of Content

Name	Age	Position
Executive Officers
Yossi Carmil	56	Chief Executive Officer, Director
Dana Gerner	55	Chief Financial Officer
Ronnen Armon	59	Chief Products & Technologies Officer
Leeor Ben-Peretz	47	Chief Strategy Officer
Marque Teegardin	57	President, Cellebrite Americas (Sales Management)
Arthur Veinstein	50	President, Cellebrite International (Sales Management)
Lisa Cole	49	Chief Marketing Officer
Directors
Haim Shani	65	Chairman of the Board
Ryusuke Utsumi	57	Director
Yonatan Domnitz	42	Director
Elly Keinan	58	Director
Adam H. Clammer	52	Director
William Heldfond	34	Director
Nadine Baudot-Trajtenberg	66	External Director
Dafna Gruber	58	External Director
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

Table of Content
Leeor Ben-Peretz is our Chief Strategy Officer, a position which he has held since February 2020. Prior to serving as Chief Strategy Officer, Mr. Ben-Peretz has held a variety of executive business roles while at Cellebrite since joining Cellebrite in 2009. Prior to joining Cellebrite, Mr. Ben-Peretz served as the Director of Business Development & Channel Sales and the Director of Account Management at InfoGin from 2006 to 2009. Prior to that, he served as Project Manager at Comverse from 2005 to 2006. Mr. Ben-Peretz also served as the Senior Project Manager at Pelephone from 2004 to 2005 as well as Treasurer and Product Manager at Aladdin Knowledge systems from 1998 to 2003. Mr. Ben-Peretz holds a BA degree in Business and Economics from the Academic College of Tel-Aviv and an Executive MBA degree from the Hebrew University of Jerusalem.
Marque Teegardin is our President Cellebrite Americas (Sales Management). Marque is the President of Cellebrite’s business in the Americas, bringing over 20 years of experience in high-growth technology businesses as a CRO and advisor to many leading software companies. He has a proven record of success in business transformation, sales leadership, and significant growth in both revenue and shareholder value at several market-leading software companies. Prior to becoming General Manager of North America, Marque spent the better part of seven years building start-ups resulting in two successful exits with StoredIQ and Sapho. Additionally, Marque served as SVP of Sales at both NICE Systems (NASDAQ: NICE), and PTC Inc, over a span of 14 years. He holds a BA in Marketing & Psychology from Hillsdale College.
Arthur Veinstein is our President International (Sales Management). Arthur serves as President International at Cellebrite since May 2022. He brings over 25 years of executive leadership experience in engaging with telco, security technology, government, law enforcement agencies, and worldwide corporate entities. Arthur overseas all of Cellebrite’s business operations in EMEA and APAC, the related subsidiaries, and its entire local and international functions. Prior to becoming President International, Arthur was General Manager International at Cellebrite from January 2021 till May 2022, and Managing Director APAC at Cellebrite from May 2018 to December 2021. Previously, he was VP Sales APAC, ME and Africa at Qognify.com from December 2015 to May 2018, and VP Sales APAC, Security Group at NICE Systems (NASDAQ: NICE) from June 2015 to December 2015. Prior to these roles, he held several leadership positions at Starhome Mach, Comverse (NASDAQ: CMVT) and other international companies. Arthur graduated Magna Cum Laude with an MBA from Tel-Aviv University and holds a B.S. in Computer Science from the Academic College of Tel Aviv

Lisa Cole is our Chief Marketing Officer, a position which she has held since joining Cellebrite in October 2022. Prior to joining Cellebrite, Lisa was the Vice President of Corporate Marketing at FARO from October 2019 to October 2022. Prior to that, she was the Chief Marketing Officer at Huron from May 2017 to October 2019. Her transformative work for both companies improved performance and resulted in three prestigious honors: the 2022 Forrester Return on Integration (ROI) Award, SiriusDecisions’ 2018 ROI Award; and Demand Gen Report’s 2018 B2B Innovator Award. Lisa holds a BS degree in Marketing Management from Western Governors University.

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

Table of Content
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
Elly Keinan is a Director of Cellebrite, a position which he has held since September 2020. Mr. Keinan currently serves as Group President of Kyndryl starting in March 2021. Prior to that, Mr. Keinan served a variety of executive roles at IBM, including President and Chairman of IBM Japan and General Manager of North America, serving in these various roles from July 1986 to June 2020. Mr. Keinan holds his BS in Computer Science and Electrical Engineering from Rensselaer Polytechnic Institute and his MBA from University of Miami Herbert Business School.
Adam H. Clammer is a Director of Cellebrite, a position which he has held since the consummation of the Merger. Mr. Clammer served as the Chief Executive Officer and a Director of TWC from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR since 1995 where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as, as Chairman of the Board of LeadVenture since 2017, as a director of e-Emphasys since 2022, as a director of Open Lending since 2020, and as a director of Rover Group, Inc (Nasdaq: ROVER) since 2021. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.
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

Table of Content
Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since the consummation of the Merger. Ms. Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches economics at Reichman University, Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed both the Masters of Business Administration and Global Masters of Business Administration programs. She is presently on the board of esh-Bank, a privately held Israeli bank (in setup phase) and on the board of the Hebrew University in Jerusalem. Dr. Baudot-Trajtenberg served a 5 year term as Deputy Governor of the Bank of Israel from 2014 to 2019. She has previously served on several boards, including of the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland . Dr. Baudot-Trajtenberg holds a B.Sc. in Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D. in Economics from Harvard University.
Dafna Gruber is a Director of Cellebrite, a position which she has held since the consummation of the Merger. Ms. Gruber also serves as our external director under the Companies Law, since November 2021. Ms. Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an Independent or External Director at Nova Ltd. and ICL Group ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report

Board Diversity Matrix (as of April 27, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender

Table of Content

Part I: Gender Identity
Directors	2	6	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

Prior to the Closing of the Merger, (i) two directors, Adam H. Clammer and William Heldfond, were nominated by the Sponsor and accepted by Cellebrite (ii) two directors, Ryusuke Utsumi and Yonatan Domnitz, were nominated by SUNCORPORATION and accepted by Cellebrite, (iii) one director, Haim Shani, was nominated by IGP and accepted by Cellebrite, and (iv) four directors, Elly Keinan, Nadine Baudot-Trajtenberg, Dafna Gruber and Yossi Carmil, were nominated in accordance with Cellebrite’s governing documents and applicable Law. Nadine Baudot-Trajtenberg and Dafna Gruber are considered external directors as required by Israeli Law, and together with Elly Keinan the three are considered independent directors under Israeli law (for the avoidance of doubt, the definition of independent director under Israeli Law differs than the definition under Nasdaq Rules). The Chairperson of Cellebrite’s board of directors is Haim Shani, who has served in such capacity in accordance with the terms of Cellebrite’s governing documents since August 2021.

B.    COMPENSATION

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2022 was approximately $10.0 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders,

Table of Content
and other benefits commonly reimbursed or paid by companies in Israel. Additionally, during the year December 31, 2022, we granted to our executive officers and directors under our equity incentive plans 893,956 RSUs.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

•Yossi Carmil. Compensation expenses recorded in 2022 of $490 thousands in salary expenses and $209 thousands in social benefits costs.
•Dana Gerner. Compensation expenses recorded in 2022 of $321 thousands in salary expenses and $110 thousands in social benefits costs.
•Leeor Ben-Peretz. Compensation expenses recorded in 2022 $248 thousands in salary expenses and $110 thousands in social benefits costs.
•Arthur Veinstein. Compensation expenses recorded in 2022 $352 thousands in salary expenses and $15 thousands in social benefits costs.
•Marque Teegardin. Compensation expenses recorded in 2022 of $315 thousands in salary expenses and $84 thousands in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s Compensation Policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2022 cash bonus expenses for, Yossi Carmil, Marque Teegardin, Arthur Veinstein, Leeor Ben-Peretz and Dana Gerner, as provided for in our 2022 financial statements (but due during 2023), were $247, $247, $232, $58 and $46 thousands, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for options and restricted share units granted to Yossi Carmil, Marque Teegardin, Arthur Veinstein, Leeor Ben-Peretz and Dana Gerner of $1,062 thousands, $238 thousands, $259 thousands, $441 thousands and $381 thousands, respectively.
The relevant amounts underlying the equity awards granted to our officers in previous years will continue to be expensed in our financial statements over a four-year period on account of the grants given in previous years. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.
We pay each of our non-employee directors (including our external directors), in accordance with the Companies Law, an annual retainer of $45 thousand, and with respect to an expert external director (as such term is defined in the Companies Law), an annual retainer of $60 thousand. In addition, upon election, non-employee directors were granted with restricted share units under our 2021 Equity Incentive Plan at a fair market value of $150 thousand, which vest in three equal annual installments (the "Initial Grant"). Following, the Initial Grant (and going forward), at each annual general meeting of our shareholders, beginning with the annual general meeting to be held in 2023, and provided the director is still in office, our non-employee director are granted restricted share units under our incentive plan at a

Table of Content
fair market value of $100 thousand as of the date of grant, which fully vest on the first anniversary of the grant date, respectively (the “Annual Grant”). The awards shall be accelerated in certain change of control events.

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

Table of Content
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

Equity Incentive Plans

2008 Share Option Plan
Cellebrite’s 2008 Share Option Plan (the “2008 Plan”) was adopted by its board of directors on August 24, 2008. The 2008 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants of Cellebrite. No further grants of options were allowed after the Company’s adoption of the 2019 Share Option Plan (described below); however, options granted under the 2008 Plan before such adoption continue in effect in accordance with their terms.
Authorized Shares. As of December 31, 2022, there were options to purchase 6,792,066 Ordinary Shares outstanding under the 2008 Plan. Ordinary shares subject to options granted under the 2008 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Equity Incentive Plan (the “2021 Plan”).
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

Table of Content
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
Termination of Employment. In the event of termination of a grantee’s employment or service with Cellebrite, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised options will terminate and the shares covered by such options shall be made available for issuance under the 2021 Share Incentive Plan.
In the event of termination of a grantee’s employment or service with Cellebrite due to such grantee’s death, retirement or “disability” (as defined in the 2008 Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within 6 months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 6 months period following such date, will terminate and the shares covered by such options shall be made available for issuance under the 2021 Share Incentive Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with Cellebrite is terminated for “cause” (as defined in the 2008 Plan), all outstanding options held by such grantee

Table of Content
(whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall be made available for issuance under the 2021 Share Incentive Plan.
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

2019 Share Option Plan

Cellebrite’s 2019 Share Option Plan (the “2019 Option Plan”) was adopted by its board of directors on June 17, 2019. The 2019 Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Cellebrite. No further grants of options were allowed after the Company’s adoption of the 2021 Share Incentive Plan (described below); however, options granted under the 2019 Option Plan before such adoption continue in effect in accordance with their terms.
Authorized Shares. As of December 31, 2022, there were options outstanding to purchase 12,517,301 Ordinary Shares under the 2019 Option Plan. Ordinary shares subject to options granted under the 2019 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan.
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

Table of Content
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

Table of Content
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
Termination of Employment. In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised options will terminate and the shares covered by such options shall be made available for issuance under the 2021 Share Incentive Plan.
In the event of termination of a grantee’s employment or service with Cellebrite or any of its affiliates due to such grantee’s death, retirement or “disability” (as defined in the 2019 Option Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within 12 months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 12 months period following such date, will terminate and the shares covered by such options shall be made available for issuance under the 2021Share Incentive Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with Cellebrite or any of its affiliates is terminated for “cause” (as defined in the 2019 Option Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall be made available for issuance under the 2021 Share Incentive Plan.
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

Table of Content
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
Authorized Shares. As of December 31, 2022, there were awards related to 71,351 Ordinary Shares outstanding under the 2019 Plan.
Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2019 Plan. Under the 2019 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2019 Plan and take all other actions and make all other determinations necessary for the administration of the 2019 Plan. The administrator also has the authority to amend and rescind rules, policies and regulations relating to the 2019 Plan or terminate the 2019 Plan at any time before the date of expiration of its ten year term.
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

Table of Content
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
Other Share or Share-Based Awards. The administrator may grant other awards under the 2019 Plan pursuant to which shares , cash (in settlement of share-based awards) or a combination thereof, are or may in the future be acquired or received, or awards denominated in stock units, including units valued on the basis of measures other than market value.
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
Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2019 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination. Where a grantee’s employment or services with the company is terminated for any of the above-stated reasons, all outstanding awards shall be made available for issuance under the 2021 Share Incentive Plan.
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

Table of Content
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
Shares Available for Grants. As of December 31, 2022, there were 7,158,885 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 22,789,113 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,716,873 shares, equal to 10% of our outstanding shares, (ii) any shares subject to awards under the 2008 and the 2019 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to 5% of the outstanding Ordinary shares of the Company on the last day of the immediately

Table of Content
preceding calendar year. No more than 24,100,000 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2019 Option Plan or the 2008 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
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

Table of Content
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
Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (other than by reason of death or permanent disability), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
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

Table of Content
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

2021 Employee Share Purchase Plan

The ESPP was adopted by our board of directors on August 5, 2021. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non-Section 423 Component”).
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

Table of Content
Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to exclude an employee of the Company and any of its designated subsidiaries (a) who is a highly-compensated employee (within the meaning of Section 423(b)(4)(D) of the Code), (b) who has not a service requirement set by the administrator of the ESPP pursuant to Section 423(b)(4)(A) of the Code (such requirement not to exceed two years), (c) who customarily works less than 20 hours per week, (d) whose customary employment is for less than five months per fiscal year, and/or(e)who is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase shares under the ESPP to such employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase shares under the ESPP to such employee in compliance with the laws of such non-U.S. jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. Any of the foregoing exclusions must be applied in an identical manner to all employees under each offering period, in accordance with Treasury Regulation Section 1.423-2(e). Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Non-Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.
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

Table of Content
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

Table of Content
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
Pursuant to the Amended Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our board of directors consists of no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, each year the term of office of only one class of directors will expire.
Our directors who are not external directors are divided among the three classes as follows:

•the Class II directors are Haim Shani, William Heldfond and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2023;
•the Class III directors are Yossi Carmil and Adam Clammer, and their terms will expire at our annual meeting of shareholders to be held in 2024; and
•the Class I directors are Elly Keinan and Yonatan Domnitz, and their terms will expire at the annual general meeting of shareholders to be held in 2025
Our directors, aside from our external directors, and subject to the specific director appointment rights contained in the Amended Articles, according to which (i) two directors shall be nominated by the Sponsor and reasonably acceptable to Cellebrite (each a “Sponsor Director”); (ii) two directors shall be nominated by SUNCORPORATION (each a “SUN Director”) and reasonably acceptable to Cellebrite; and (iii) one director shall be nominated by IGP (“IGP Director”) and reasonably acceptable to Cellebrite, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. Our external directors were elected by our shareholders on November 29, 2021 and are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”

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

Table of Content
“Class I SUN Director”) and the other SUN Director serves in Class II (the “Class II SUN Director”); and the IGP Director serves in Class II.

The director appointment rights of the Sponsor, SUNCORPORATION and IGP under the Cellebrite Articles are subject to the following limitations:

•The Sponsor has the right to appoint a Class II Sponsor Director and a Class III Sponsor Director during the period commencing on the date of the consummation of the Merger and ending on the earlier of (i) the date immediately following Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which TWC and certain affiliates (the “Sponsor Parties”) beneficially own in the aggregate less than two-thirds (2/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the date of the consummation of the Merger. Following such period and until the earlier of (i) the date immediately prior to Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which the Sponsor Parties beneficially own in the aggregate less than one-third (1/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the consummation of the Merger, the Sponsor has the right to appoint a Class III Sponsor Director.
•SUNCORPORATION has the right to appoint a Class I SUN Director and a Class II SUN Director until such time as SUNCORPORATION and its affiliates cease to beneficially own in the aggregate at least 20% of the issued and outstanding Ordinary Shares. Following such time and until such time as SUNCORPORATION and its affiliates cease to beneficially own in the aggregate at least 10% of the issued and outstanding Ordinary Shares, SUNCORPORATION has the right to appoint a Class I SUN Director.
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

Table of Content

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

Pursuant to the regulations promulgated under the Companies Law, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder (as such term is defined in the Companies Law), and follow the U.S. rules with respect to the appointment of independent directors and the composition of the Board’s committees, may (but are not required to) elect to opt out of the requirement to maintain external directors and opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees. We currently cannot rely on such exemption because SUN Corporation is a controlling shareholder of Cellebrite.

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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director’’ under the Companies Law is defined as either an external director or as a director who meets the following criteria:
•he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and
•he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.
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

Our audit committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and William Heldfond, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq rules. Dafna Gruber serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate

Table of Content
governance rules of Nasdaq. Our board has determined that Dafna Gruber is an audit committee financial expert as defined by the SEC rules.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the Nasdaq corporate governance rules. These responsibilities include, but are not limited to:
•oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
•recommending the engagement or termination of the person filling the office of our internal auditor; and
•recommending the terms of audit and non‑audit services provided by the independent registered public accounting firm for pre‑approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre‑approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.
Under the Israeli Companies Law, our audit committee is responsible for:
•determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;
•determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see “—Approval of Related Party Transactions Under Israeli Law”);
•establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;
•where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;
•examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;
•examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and
•establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions Under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Table of Content
Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to our company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of whom must serve as chairman. Each compensation committee member who is not an external director must be a director whose compensation is similar to the amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under the sub-heading “Listing Requirements” below) fulfills the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a wholly-independent compensation committee consisting of at least two independent directors or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report. Each of the members of the compensation committee is required to be independent under the Nasdaq rules relating to compensation committee members and Rule 10C‑1(b)(1) under the Exchange Act, which are different than the general test for independence of board members.
Our compensation committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and Elly Keinan. Nadine Baudot-Trajtenberg serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq and that each satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
•making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years (other than following a company’s initial public offering, in which case such approval must occur within 5 years of the initial public offering);
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

Table of Content
•determining, subject to the approval of the board and under special circumstances, whether to override a determination of the company’s shareholders regarding certain compensation related issues.
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

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the Ordinary Shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
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

Table of Content
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
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement (under special circumstances, the compensation committee, board of directors and the shareholders may approve terms of employment or engagement of an office holder which do not comply with the compensation policy. The board of directors may approve terms of employment or engagement of an office holder despite the objection of the shareholders on the condition that the compensation committee and then the board of directors approve it, on the basis of detailed grounds and after discussing again such terms of employment or engagement). The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•the knowledge, skills, expertise and accomplishments of the relevant office holder;
•the office holder’s roles and responsibilities and prior compensation agreements with him or her;
•the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•the impact of disparities in salary upon work relationships in the company;
•the possibility of reducing variable compensation at the discretion of the board of directors;
•the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
•as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

In addition, the Companies Law provides that the following matters must be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were

Table of Content
subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

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
An annual cash bonus may be awarded to executive officers upon the attainment of preset periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer is entitled to approve performance objectives for executive officers who report to him.
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

Table of Content
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

Nominating and Governance Committee

Our nominating and governance committee consists of Haim Shani and Yonatan Domnitz. Mr. Domnitz serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:
•overseeing and assisting our board in reviewing and recommending nominees for election of directors, including that its membership consists of persons with sufficiently diverse and independent backgrounds;
•assessing the performance of the members of our board; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law (which refers to the Internal Audit Law 5752-1992), the internal auditor shall not, outside the body in which he or she serves as internal auditor, have any responsibility which creates or is liable to create a conflict of interests with his or her responsibility as internal auditor. In addition, the internal auditor shall not, in the body in which he or she serves as internal auditor, have any responsibility other than internal audit, except for the responsibilities of a commissioner of public complaints or of a commissioner of employees’ complaints, and even that only if the additional responsibility does not interfere with the performance of his or her primary responsibility. As of December 31, 2021, our internal auditor is Deloitte, represented by Ms. Sharon Cohen.

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

Table of Content
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
Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest, including any substantial fact or document, a sufficient time before the date for discussion of the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Ethics and Integrity Advisory Committee

The Company has an Ethics and Integrity Committee, which serves as an advisory body to the board of directors. The committee is currently comprised of seven industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.

D.    EMPLOYEES

As of December 31, 2022, we had 1,005 full-time employees, consisting of 156 employees in operations and services, 357 employees in research and development, 191 employees in general and administrative and 301 employees in sales and marketing. Among our full-time employees as of December 31, 2022, 272 were in North America, the Middle East and Africa (including 542 in Israel), 111 were in Europe, 59 were in Asia Pacific and 21 in Latin America. Our employees are driven by the ability to empower public safety heroes in saving lives and combating crime as well as contributing directly to a safer corporate environment. Additionally, approximately 9.2% of our employees have worked for police, military or intelligence agencies.

E.    SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see “Part I, Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see “Part I, Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

Table of Content
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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
The percentage of Ordinary Shares beneficially owned is computed on the basis of 194,689,938 Ordinary Shares outstanding as of April 14, 2023.
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

Table of Content

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
5% Holders:
SUNCORPORATION(1)	95,597,718	49.10%
IGP Saferworld, Limited Partnership(2)	32,631,492	16.76%
True Wind Capital Management (3)	23,054,167	6.88%
Name and Address of Beneficial Owners Executive Officers and Directors
Yossi Carmil	4,866,977	2.44%
Dana Gerner	*	*
Leeor Ben-Peretz	*	*
Ronnen Armon	*	*
Lisa Cole	-	-
Arthur Veinstein	*	*
Marque Teegardin	*	*
Ryusuke Utsumi	*	*
Yonatan Domnitz	*	*
Haim Shani(4)	*	*
Elly Keinan	*	*
Adam H. Clammer(5)	*	*
William Heldfond	*	*
Dafna Gruber	*	*
Nadine Baudot-Trajtenberg	*	*
All Executive Officers and Directors as a Group	9,671,873	4.98%
____________
*    Less than 1%
(1)    According to a Schedule 13G/A filed with the SEC on February 14, 2023, SUNCORPORATION is the sole beneficial owner of the Ordinary Shares. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan. SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange.
(2)    According to a Schedule 13G filed with the SEC on February 24, 2022, IGP Saferworld, Limited Partnership (“IGP Saferworld”) directly holds all of the 32,631,492 reported ordinary shares. IGP Investments (G.P.L.P), Limited Partnership serves as the general partner to IGP Saferworld and IGP Investments (G.P.), Ltd., in turn, serves as the general partner to IGP Investments (G.P.L.P), Limited Partnership. Additionally, Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. and possess ultimate voting and investment authority with respect to all of the reported ordinary shares beneficially owned by IGP Saferworld. All of the reporting persons disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The address of each of the persons named in this footnote is 3 Arik Einstein St., Building B, 9 floor, Herzliya, 4659071, Israel.
(3)    According to a Schedule 13D filed with the SEC on September 9, 2021, reflects 5,887,500 vested ordinary shares, 7,500,000 unvested ordinary shares and 9,666,667 ordinary shares underlying the Company’s Warrants owned by TWC Tech Holdings II, LLC. The 7,500,000 unvested ordinary shares carry full voting rights while they remain unvested and are thus shown as beneficially owned. For more information, see “Part I, Item 7. Major Shareholders and Related Party

Table of Content
Transactions—B. Related Party Transactions —Restricted Sponsor Shares and Price Adjustment Shares—Restricted Sponsor Shares and Price Adjustment Shares.” TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, James H. Greene Jr. and Adam H. Clammer may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by TWC Tech Holdings II, LLC. The address of each the persons named in this footnote is c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
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

Option Holdings

Pursuant to SEC rules, the following table provides information as of April 14, 2023 regarding all options to purchase our ordinary shares (including options exercisable and unexercisable) held by our Chief Executive Officer Yossi Carmil, who is our only executive officer or director who owned more than 1% of our ordinary shares outstanding as of that date.

Number of Ordinary Shares Underlying Option	Exercise Price	Expiration Date
757,987	$2.43	7/1/2027
1,055,424	$2.49	7/1/2028
527,712	$3.02	4/1/2029
551,788	$2.57	6/17/2029
551,787	$3.05	6/17/2029
551,787	$3.59	6/17/2029
551,783	$4.22	6/17/2029
132,196	$6.60	2/15/2032
176,262	$4.95	2/13/2033

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2022, there were 12 registered holders of our shares in the United States, including Cede & Co., the nominee of the Depository Trust Company, together holding approximately 33.31% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

Table of Content

B.    RELATED PARTY TRANSACTIONS
    The below is a description of all reportable related party transactions since January 1, 2022:

Distribution Agreement with SUNCORPORATION
We expect to enter into a new distribution agreement with SUNCORPORATION, which will replace a previous distribution agreement which expired on January 31, 2023.

Under the proposed Distribution Agreement, SUNCORPORATION will be the non-exclusive distributor for the promotion, marketing and sale of our mobile solutions in Japan. The proposed Distribution Agreement was approved by the audit committee on February 12, 2023 following the determination of the audit committee that the Distribution Agreement is not deemed to be an "extraordinary transaction" under the Companies Law.

Restricted Sponsor Shares and Price Adjustment Shares
As set forth in the Merger Agreement, 7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and will vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the business combination agreement); if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. The probability of such event was considered by the Company. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.
As set forth in the Merger Agreement, holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Effective Time, are eligible to receive up to 15,000,000 Ordinary Shares that will vest in 3 tranches of 5,000,000 upon achievement of the triggering events (if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in Merger Agreement) before the five (5) year anniversary of the Closing Date.
Investors Rights Agreement

Pursuant to the Merger Agreement, certain TWC stockholders who received Ordinary Shares and certain Cellebrite shareholders (collectively “Cellebrite Equityholders”) and Cellebrite entered into the Investor Rights Agreement, pursuant to which, among other things, Cellebrite agreed to file a registration statement within 30 days of the Effective Time to register for resale under the Securities Act (x) the Ordinary Shares and the Warrants issued or issuable pursuant to the Business Combination Agreement (including the Ordinary Shares underlying the Warrants, any and all earned Price Adjustment Shares (as defined in the Business Combination Agreement), and the Ordinary Shares issued pursuant to the Share Purchase Agreement) and (y) certain Ordinary Shares held by Cellebrite Equityholders which were

Table of Content
subject to registration rights pursuant to other registration rights agreements in existence prior to the date thereof. The Company filed registration statement on Form F-1 on September 27, 2021, which became effective on October 6, 2021. The Investor Rights Agreement also permits underwritten takedowns and provides for customary “piggyback” registration rights. Cellebrite agreed to indemnify the Sponsor and certain of the Sponsor’s related persons from certain liabilities arising from the Business Combination Agreement, the transactions agreements relating to the Merger, and the transactions and filings contemplated thereby, subject to certain limitations set forth in the Investor Rights Agreement.

Amended Articles of Association Lock-up
The Sponsor Parties and other shareholders were subject to a lock-up (subject to certain exceptions for permitted transfers) with respect to Ordinary Shares that expired in March 2022.

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

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Any future determination

Table of Content
relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant. Furthermore, distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court.

B.    SIGNIFICANT CHANGES

A discussion of significant changes since December 31, 2022 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

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

Table of Content
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
The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of Ordinary Shares and Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Cellebrite has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.
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

Table of Content
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
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares and/or Warrants, the tax treatment of a partner in such partnership will depend on the status of the partner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the partner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
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

Table of Content
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
Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, Cellebrite expects that the Section 7874 Percentage should have been less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to Cellebrite or TWC after the Merger.
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
If Cellebrite makes distributions of cash or property on the Ordinary Shares, such distributions will be treated first as a dividend to the extent of Cellebrite’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by Cellebrite (or another applicable withholding agent). If Cellebrite does not provide calculations of its earnings and

Table of Content
profits under U.S. federal income tax principles, all cash distributions may be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
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
Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cellebrite with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Moreover, Treasury regulations that

Table of Content
apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under an applicable treaty and the holder is eligible for benefits under the treaty and elects its application.The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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
Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. In addition, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of Ordinary Shares or Warrants unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
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

Table of Content
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

Table of Content
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
Cellebrite expects that it would be considered “publicly traded” for the 2022 taxable year because its stock was publicly traded, other than in de minimis quantities, for at least twenty days during the 2022 taxable year. Therefore, Cellebrite will apply the 50% passive asset test using the fair market value of its assets. This determination, however, is subject to uncertainty. In addition, Cellebrite’s status may depend, in part, on how quickly it utilizes its cash on-hand and cash from future financings in its business.
Based on the foregoing and on the composition of its income, the composition and estimated fair market value of its assets and the nature of its business, with respect to the taxable year ended December 31, 2022, Cellebrite believes that it was not a PFIC and presently does not anticipate that it will be a PFIC

Table of Content
based upon the value of its assets, including any goodwill, and the nature and composition of its income and assets.
Nevertheless, whether Cellebrite is treated as a PFIC is determined on an annual basis. As discussed above, the determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Cellebrite’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Cellebrite will be a PFIC in 2022 or for any future taxable year. Furthermore, the value of Cellebrite’s gross assets is likely to be determined in part by reference to its market capitalization, which may fluctuate significantly.In addition, Cellebrite’s U.S. counsel expresses no opinion with respect to Cellebrite’s PFIC status for, 2022, 2023 or future taxable years.
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

Table of Content
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
It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and Cellebrite was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Ordinary

Table of Content
Shares (or has previously made a QEF election with respect to the Ordinary Shares), the QEF election will apply to the newly acquired Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.
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

Table of Content
If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Cellebrite is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.
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
•the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-

Table of Content
U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or
•in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.
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

Table of Content
Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
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
Under Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined herein, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred,

Table of Content
located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury regulations promulgated under Section 7874 (the “Section 7874 Regulations”) generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes (the “Third Country Rule”). The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period. Moreover, certain acquisitions of U.S. corporations over a 36-month period will impact the Section 7874 Percentage, making it more likely that Section 7874 will apply to a foreign acquiring corporation.
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
Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 and the Section 7874 Regulations, Cellebrite expects that the Section 7874 Percentage of TWC stockholders in Cellebrite should have been less than 80% after the Merger. Accordingly, Cellebrite is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in such U.S. tax laws with possible retroactive effect) and is subject to certain factual uncertainties. Moreover, former holders of TWC securities may be deemed to own an amount of Ordinary Shares in respect to certain redemptions by TWC of TWC common stock prior to the Merger for purposes of determining the ownership percentage of former holders of TWC securities under Section 7874 of the Code. Accordingly, the status of Cellebrite as a foreign corporation is inherently uncertain and there can be no assurance that the IRS will not challenge the status of Cellebrite as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court.
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

Material Israeli Tax Considerations

Table of Content
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
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax. Since 2018 the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular tax rate
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.
Following are the main tax benefits available to Industrial Companies:
•Amortization of the cost of purchased patent, rights to use a patent, and know-how, Additional Dividend that were purchased in good faith, and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and
•Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Table of Content
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

Table of Content
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
Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the 2005 Amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Beneficiary Enterprise” status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.
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
A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to deferred corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Certain transactions will be considered as a deemed distribution of dividends for the purposes of the claw-back of corporate tax, including certain payments made, whether directly or indirectly, to certain related parties or controlling shareholders (including entities controlled by such controlling shareholders), payments in liquidation and consideration paid to shareholders in a buyback of shares. We have filed an application with the Israel Tax Authority to receive the Transaction Tax Ruling to determine, inter alia, the amount of claw-back of Israeli corporate

Table of Content
income tax, if any, that we will be required to pay with respect to the distribution of the Additional Dividend out of income derived by our Beneficiary Enterprise.
On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-Exempt Profits derived by Approved and Beneficiary Enterprises. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, Cellebrite must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.
Immediately prior to going public, the Company declared and distributed dividend in the amount of $100 million of which all corporate taxes pursuant the achieved tax ruling were paid in 2022.
Dividends paid to Israeli shareholders out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.
The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.
Tax benefits under the 2011 amendment
The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.
Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20% (subject to the receipt in advance of a valid certificate from the ITA

Table of Content
allowing for a reduced tax rate of 20%, or such lower rate under the provisions of an applicable tax treaty).
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
The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist).
The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
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

Table of Content
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
Individual shareholders whose income from the sale of securities is considered as business income in Israel are taxed at the marginal tax rates applicable to business income (up to 47% in 2022).

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if the capital gains derived from the sale of shares was not attributed to a fixed enterprise that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold, whether directly or indirectly, more than 25% of the means of control, as such term is defined above, in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Table of Content
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
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2022). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” (as defined above) at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%.. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends.
An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred

Table of Content
Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129(C)(a)(1) of the Israeli Tax Ordinance is exempt from tax on dividend.

Taxation of non-Israeli shareholders on receipt of dividends.
Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise , that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from either an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

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

Israeli Tax Withholding.

Table of Content
In addition to all of the above, any payment made by an Israeli resident company may be subject to Israeli withholding tax, regardless of whether the recipient should be subject to Israeli tax with respect to the receipt of such payment, unless the recipient provides the company with a valid certificate issued by the Israel Tax Authority to exempt the recipient from such withholding tax liability. We have approached the Israel Tax Authority in an application to receive the Transaction Tax Ruling that will determine, inter alia, that the Indemnified TWC Parties shall not be subject to any Israeli tax with respect to receipt of Ordinary Shares and/or Warrants and/or any cash amount from the Trust Account or with respect to the Per Share Cash Consideration, Per Share Equity Consideration, the Price Adjustment Shares or the Additional Dividend and that we have no withholding obligation with respect to the Capital Restructuring or the issuance of Price Adjustment Shares. We received a signed ruling regarding the Capital Restructuring and the distribution of funds from the trust account to the Company, as well as a signed ruling regarding the Additional Dividend. We withdraw the ruling applications with regards to the tax treatment of the issuance of the Price Adjustment Shares and the exemption of the Indemnified TWC Parties from Israeli tax with respect to receipt of Ordinary Shares and/or Warrants.

Surtax
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

Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
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
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis), and

Table of Content
our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we expect to issue interim quarterly financial information publicly and to furnish it to the SEC under cover of Form 6-K.
I.    SUBSIDIARY INFORMATION
Not applicable
J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Table of Content
Material Modifications to the Rights of Security Holders

Our Amended Articles took effect on August 30, 2021 in connection with the Merger. A copy of our Amended Articles is being filed as Exhibit 1.1 to this Annual Report. See Item “Part I, Item 10. Additional Information—B. Memorandum and Articles of Association.”

Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:
•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the

Table of Content
risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on its evaluation, management concluded the company’s internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules this Annual Report does not include an attestation report of our independent registered public accounting firm. We will only be required to include this report once we otherwise cease to qualify as an emerging growth company and are also an accelerated filer or large accelerated filer.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.
A.    AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that Dafna Gruber qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Rules. In addition, Dafna Gruber is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

B.    CODE OF ETHICS
We have adopted a Code of Conduct (“Code”) that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code, employee misconduct, conflicts of interest or other violations. Our Code is also intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code is available on our website at http://www.cellebrite.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member of KPMG International, served as our independent registered public accounting firm for the fiscal year ended December 31, 2021 and Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, served as our independent

Table of Content
registered public accounting firm for the fiscal year ended December 31, 2022. Following are the fees for professional services in each of the respective fiscal years:

	2022	2021

Audit fees(1)	$455	$497
Tax fees(2)	164	136
Audit related	135	—
Total	$754	$633

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

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2022 and 2021 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Pre-Approval Policies and Procedures
Pursuant to our audit committee charter and the requirements of Israeli law, our audit committee pre-approves the audit, audit-related, tax and other permitted services of our independent registered public accounting firm before it is engaged to render those services. Our audit committee has pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since the Closing of our Merger.

D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On April 14, 2022, Cellebrite appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited (“EY Israel”), as the Company’s new independent registered public accounting firm, effective as of such date, subject to approval by shareholders of the Company. The appointment followed the decision by Somekh Chaikin, a member of KPMG International (“KPMG”), the Company’s previous independent registered public accounting firm, not to stand for re-appointment as external auditor of the Company for the year ended December 31, 2022, which was communicated to the Company on March 31, 2022. The decision to appoint EY Israel was approved by the Board of Directors upon the recommendation of the Audit Committee. KPMG’s decision not to stand for re-appointment is not the result of any disagreement between KPMG and the Company.

Under Israeli law, the Board of Director’s approval of the appointment of EY Israel is subject to shareholder approval and therefore was presented to the Company’s shareholders for a vote, and approved by the shareholders, at its annual general meeting on July 19, 2022.

Table of Content

On April 27, 2023, the audit report of EY Israel on the consolidated financial statements of the Company and its subsidiaries, as of and for the years ended December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2021, including through the subsequent interim period preceding the expiry of KPMG’s engagement as external auditor, there were: (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to KPMG’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2021 and 2022, including through the subsequent interim period preceding EY Israel’s appointment as external auditor, the Company consulted with EY Israel on (i) accounting matters relating to financial reporting in 2021; (ii) tax matters in 2021 relating to the Merger with TWC; (iii) services in 2021 related to the Company’s accounting practices; and (iv) due diligence services in connection with a potential transaction.

Other than the matters described above, neither the Company nor anyone acting on its behalf consulted with EY Israel with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that EY Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F(a)(1)(v) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.
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

Table of Content
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

Table of Content
PART III
Item 17.FINANCIAL STATEMENTS
See “Part III, Item 18. Financial Statements.”
Item 18.FINANCIAL STATEMENTS
Please refer to pages F-1 through F-46 of this Annual Report.

Item 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Articles of Cellebrite DI Ltd. (as currently in effect)
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

4.2†
Form of Investor Rights Agreement, by and among Cellebrite DI Ltd., SUNCORPORATION, IGP SaferWorld Limited Partnership and the other equity holders of TWC Tech Holdings II Corp. and of Cellebrite DI Ltd. party thereto, incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

4.3††
Cellebrite Mobile Synchronization Ltd. 2008 Share Option Plan, incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.4††
Cellebrite DI Ltd. 2019 Restricted Share and Restricted Share Units Plan, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.5††
Cellebrite Mobile Synchronization Ltd. 2019 Share Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.6††
2021 Cellebrite DI Ltd. Share Incentive Plan, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

Table of Content

4.7††
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

4.9*††	Compensation Policy for Directors and Officers
4.10
Office Lease Agreement, dated as of January 12, 2015, by and between the Azorei Malal Industries Ltd. and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.11
Office Lease Agreement, dated as of June 7, 2018 by and between Mivnei Nadlan (C.D.) Company Ltd. (f/k/a/ Mivnei Ta’asia Company Ltd.) and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

8.1*	List of subsidiaries of Cellebrite DI Ltd.
12.1*	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1*	Consent of KPMG Somekh Chaikin, independent registered accounting firm for Cellebrite DI Ltd.
15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, current independent registered accounting firm of Cellebrite DI Ltd.
15.3
Letter from KPMG Somekh Chaikin, a member of KPMG International, incorporated by reference to Appendix A to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 14, 2022.

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL Document).
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

Table of Content

Cellebrite DI Ltd.
April 27, 2023	By:	/s/ Yossi Carmil
Name: Yossi Carmil
Title: Chief Executive Officer

Table of Content

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

Audited Consolidated Financial Statements (as of and for the Year Ended December 31, 2022)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CELLEBRITE DI Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CELLEBRITE DI Ltd. and its subsidiaries ("the Company") as of December 31, 2022, the related consolidated statement of income, comprehensive income, changes in shareholders' equity and cash flow for the year then ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flow for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2022.
Tel-Aviv, Israel
April 27, 2023

17 Ha’arba’a Street, PO Box
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Cellebrite DI Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Cellebrite DI Ltd. and its subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, changes in shareholders’ deficiency, and cash flows for each of the years in the two‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor from 2007 until 2022.
March 29, 2022
Tel-Aviv, Israel

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents		$87,645	$145,973
Short-term deposits		51,335	35,592
Marketable securities	5	44,643	—
Trade receivables (net of allowance for doubtful accounts of $1,904 and $1,040 as of December 31, 2022 and December 31, 2021, respectively)		78,761	67,505
Prepaid expenses and other current assets	6	17,085	12,818
Contract acquisition costs		6,286	4,813
Inventories	7	10,176	6,511
Total current assets		295,931	273,212

Non-current assets
Other non-current assets		1,731	1,958
Marketable securities	5	22,125	—
Deferred tax assets, net	17	12,511	9,800
Property and equipment, net	8	17,259	16,756
Operating lease right-of-use assets, net	11	15,653	—
Intangible assets, net	4	11,254	11,228
Goodwill	3	26,829	26,829
Total non-current assets		107,362	66,571
Total assets		$403,293	$339,783

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders equity (deficiency)

Current liabilities
Trade payables		$4,612		$9,546
Other accounts payable and accrued expenses	9	45,453		54,044
Deferred revenues	16	152,709		122,983
Operating lease liabilities	11	5,003		—
Total current liabilities		207,777		186,573

Long-term liabilities
Other long term liabilities		5,394		9,537
Operating lease liabilities	11	10,353		—
Deferred revenues	16	42,173		36,426
Restricted Sponsor Shares liability	15	17,532		44,712
Price Adjustment Shares liability	15	26,184		79,404
Warrant liability	15	20,015		56,478
Total long-term liabilities		121,651		226,557

Total liabilities		$329,428		$413,130

Commitments and contingencies	12

Shareholders’ equity (deficiency)	13
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized and 193,014,155 and 187,680,294 shares issued and outstanding as of December 31, 2022 and 2021, respectively		—	*	—	*
Additional paid-in capital		(125,624)		(153,072)
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares		(85)		(85)
Accumulated other comprehensive income		331		1,372
Retained earnings		199,243		78,438

Total Shareholders’ equity (deficiency)		73,865		(73,347)

Total liabilities and shareholders’ equity (deficiency)		$403,293		$339,783
* Less than US$ 1.

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2022	2021	2020
Revenue:
Subscription services		$153,470	$120,889	$100,614
Term-license		62,487	62,428	29,131
Perpetual license and related		21,373	34,169	42,136
Professional services		33,321	28,760	23,032
Total revenue		270,651	246,246	194,913

Cost of revenue:
Subscription services		16,875	9,369	8,795
Term-license		425	2,299	1,709
Perpetual license and related		12,987	9,817	9,370
Professional services		20,459	21,072	18,005

Total cost of revenue		50,746	42,557	37,879

Gross profit		219,905	203,689	157,034

Operating expenses:
Research and development		80,620	65,541	54,377
Sales and marketing		97,387	76,389	61,305
General and administrative		40,854	47,937	32,134

Total operating expenses		218,861	189,867	147,816

Operating income		1,044	13,822	9,218

Financial income, net	18	119,716	68,483	2,179

Income before tax		120,760	82,305	11,397

Tax (income) expense		(45)	10,909	5,616

Net income		$120,805	$71,396	$5,781

Net income (loss) per share:
Basic and diluted net income (loss) per share attributable to ordinary shareholders		116,111	70,433	(9,344)

Basic net income (loss) per ordinary share		$0.64	$0.49	$(0.08)
Diluted net income (loss) per ordinary share		$0.59	$0.44	$(0.08)
Weighted average number of ordinary shares used in computing basic net income (loss) per share		182,693,375	144,002,394	123,696,624
Weighted average number of ordinary shares used in computing diluted net income (loss) per share		195,393,558	161,538,579	123,696,624

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Net income	$120,805	$71,396	$5,781

Change in foreign currency translation adjustment	414	995	(695)

Change in unrealized losses on marketable securities:
Unrealized losses arising during the period	(502)	—	—

Net change (net of tax effect of $189, $—- and $—)	(502)	—	—

Change in unrealized (losses) gain on cash flow hedges:
Unrealized (losses) gains arising during the period	(3,488)	364	3,017
Less -reclassification adjustment for net losses realized and included in net income	2,535	(1,308)	(1,805)

Net change (net of tax effect of $130, $129 and $165)	(953)	(944)	1,212

Total other comprehensive (loss) income	(1,041)	51	517

Comprehensive income	$119,764	$71,447	$6,298

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share and per share data)

	Redeemable convertible preferred shares		Ordinary Shares Amount (**)	Share capital		Additional paid-in capital	Treasury stock	Comprehensive income	Retained earnings	Total
	Shares	Amount
Balance at December 31, 2019	39,779,261	$101,205	123,199,879	$—	*	$25,463	$—	$804	$32,561	$58,828
Net income	—	—	—	—		—	—	—	5,781	5,781
Other comprehensive income	—	—	—	—	*	—	—	517	—	517
Share based compensation	—	—	—	—		7,271	—	—	—	7,271
Exercise of share option and vested RSUs	—	—	1,513,404	—		1,492	—	—	—	1,492
Dividend paid	—	—	—	—		—	—	—	(10,000)	(10,000)
Repurchase of ordinary shares	—	—	(41,776)	—	*	—	(85)	—	—	(85)
Balance at December 31, 2020	39,779,261	$101,205	124,671,507	$—		$34,226	$(85)	$1,321	$28,342	$63,804
Net income	—	—	—	—		—	—	—	71,396	71,396
Other comprehensive income	—	—	—	—		—	—	51	—	51
Recapitalization transaction with TWC	—	—	20,424,699	—		(213,722)	—	—	—	(213,722)
Issuance costs		—	—	—		(4,866)	—	—	—	(4,866)
Share based compensation	—	—	—	—		6,480	—	—	—	6,480
Exercise of share option and vested RSUs	—	—	2,804,827	—		2,305	—	—	—	2,305
Conversion of preferred shares	(39,779,261)	(101,205)	39,779,261	—		101,205	—	—	—	101,205
Dividend paid	—	—	—	—		(78,700)	—	—	(21,300)	(100,000)
Balance at December 31, 2021	—	$—	187,680,294	$—		$(153,072)	$(85)	$1,372	$78,438	$(73,347)
Net income	—	—	—	—		—	—	—	120,805	120,805
Other comprehensive loss	—	—	—	—		—	—	(1,041)	—	(1,041)
Share based compensation	—	—	—	—		13,708	—	—	—	13,708
Exercise of share options, vested RSUs and ESPP	—	—	5,333,361	—	*	13,735	—	—	—	13,735
Exercise of public warrants			500	—	*	5	—	—	—	5
Balance at December 31, 2022	—	$—	193,014,155	$—		$(125,624)	$(85)	$331	$199,243	$73,865
* Less than US$ 1.
** Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse stock split effected on August 30, 2021. See also Note 13, Shareholders’ equity
(deficiency), for details.

Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income	$120,805	$71,396	$5,781

Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU's	13,708	6,480	7,271
Amortization of premium, discount and accrued interest on marketable securities	(372)	—	—
Depreciation and amortization	9,194	7,007	5,879
Deferred income taxes	(2,392)	(1,638)	(2,818)
Other	—	—	689
Interest income from short term deposits	(684)	—	—
Remeasurement of warrant liability	(36,463)	(11,967)	—
Remeasurement of restricted sponsor shares	(27,180)	(17,635)	—
Remeasurement of price adjustment shares liabilities	(53,220)	(38,271)	—
Changes in Operating lease right-of-use assets	4,667	—	—
Changes in Operating lease liabilities	(5,955)	—	—
Increase in trade receivables	(12,885)	(1,958)	(19,731)
Increase in deferred revenues	38,966	21,804	47,738
(Increase) decrease in prepaid expenses and other current assets	(5,692)	(8,304)	335
Decrease (Increase) in other non-current assets	227	(1,394)	(339)
Increase in inventories	(3,680)	(1,798)	(693)
(Decrease) increase in trade payables	(5,471)	4,239	(1,433)
(Decrease) increase in other accounts payables and accrued expenses	(8,853)	5,107	22,449
(Decrease) increase in other long-term liabilities	(4,143)	2,984	1,382
Net cash provided by operating activities	20,577	36,052	66,510

Cash flows from investing activities:
Purchases of property and equipment	(6,897)	(5,111)	(6,181)
Cash paid in conjunction with acquisitions, net of acquired cash	—	(20,000)	(15,046)
Purchase of intangible asset	(2,188)	(3,000)	—
Investment in marketable securities	(89,364)	—	—
Proceeds from maturity of marketable securities	22,277	—	—
Investment in short term deposits	(76,000)	(21,000)	(138,500)
Proceeds of short term deposits	60,941	94,337	153,278
Net cash (used in) provided by investing activities	(91,231)	45,226	(6,449)

Cash flows from financing activities:
Repurchase of common stock	—	—	(85)
Exercise of options	12,628	2,305	1,492
Proceeds from employee share purchase plan, net	1,337	—	—
Exercise of public warrants	5	—	—
Payment of dividend	—	(100,000)	(10,000)
Proceeds from Recapitalization transaction, net	—	29,298	—
Net cash provided by (used in) financing activities	13,970	(68,397)	(8,593)

Net (decrease) increase in cash, cash equivalents and restricted cash	(56,684)	12,881	51,468
Net effect of currency translation on cash, cash equivalents and restricted cash	(1,644)	(754)	695
Cash, cash equivalents and restricted cash at beginning of year	145,973	133,846	81,683

Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

Cash and cash equivalents and restricted cash at end of year	$87,645	$145,973	$133,846

Supplemental disclosure of cash flow information:
Income taxes paid	$9,053	$8,157	$2,911

Supplemental disclosure of Non-cash investment activities:
Purchase of property and equipment	$—	$814	$172
Purchase of Intangible assets	$664	$—	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General
a.Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries delivering a DI suite of solutions comprising software and services for legally sanctioned investigations. The Company’s DI suite of solutions allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations The Company’s primary shareholder is SUNCORPORATION, a public Company traded in the Japanese market (See also Note 19).

b.On February 28, 2020, the Company completed the acquisition of 100% of the shares of BlackBag Technologies Inc. (“BlackBag”), a US computer collection and review solutions company, for the total base consideration $33,362. See also Note 3a.

c.On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (“SPAC”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company.
On the date of Closing of the Merger (the “Closing”) and prior to the Merger becoming effective by acceptance of the Merger Certificate for filing by the Secretary of State of the State of Delaware, and prior to the Company’s Preferred Share conversion into Ordinary Shares as described below, an initial dividend of $21,300 (“Initial Dividend”) and an additional dividend of $78,700 (“Additional Dividend”) were paid to the holders of Company’s Ordinary Shares, Preferred Shares and vested restricted share units (“RSU”) (all the “Company Shareholders”).
Immediately after the payment of the Initial Dividend and the Additional Dividend and prior to the Effective Time each Company Preferred Share was automatically converted into Ordinary Share in accordance with the terms in Cellebrite’s Article of Association.
Immediately following such conversion but prior to the Effective Time, the Company effected a reverse stock split of each Company Ordinary Share into such number of Company Ordinary Shares, which set the Ordinary Share value at $10 ( See also Note 13).
Furthermore, Cellebrite issued TWC security holders the following securities at the Effective Time: each Public Share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”).
At the Effective Time each private warrant of TWC and each Public Warrant was converted into a warrant of Cellebrite, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Merger. Additionally, each option and

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
restricted share unit of Cellebrite remain outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Ordinary Shares.
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
The merger was accounted as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, the Company has been determined to be the accounting acquirer.

d.On November 11, 2021, the Company completed the acquisition of Digital Clues LTD. (“DC”) carved out assets (the “DC Assets”), for a total consideration of $20,000. The DC Assets provide the ability to view, collect, and analyze information from on-line open sources, and produce actionable intelligence. See also Note 3b.

Note 2. Summary of Significant Accounting Policies
A.Basis of presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

B.Financial statements in United States dollars
The currency of the primary economic environment in which the operations of Cellebrite DI Ltd. and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Cellebrite DI Ltd. and certain subsidiaries.

Cellebrite DI Ltd. and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.
For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

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
Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill, share-based compensation, unrecognized tax benefits, marketable securities, fair value measurement of restricted sponsor shares liability, price adjustment shares liability and warrant liabilities.

D.Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances were eliminated in consolidation.

E.Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

F. Short Term Bank Deposit
Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

G. Marketable securities
The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.
As of December 31, 2022, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity (deficiency) in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.
The Company’s securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). For the year ended December 31, 2022, no other-than-temporary impairment had been recognized

H. Trade Receivable
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

I. Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined by the “moving average cost” method. Inventory write-downs are provided to cover technological obsolescence, excess inventories and discontinued products.
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
During the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory write-offs in the amounts of $211, $230 and $150, respectively. Such write-offs were included in cost of revenues.

J. Property and equipment
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

K. Impairment of long-lived assets
Long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts or circumstances either internally or externally may indicate that the carrying value of an asset may not be recoverable. If there are indications of an impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.
During the year ended December 31, 2022, 2021 and 2020, no impairment losses have been identified.

L. Leases
On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement meets the definition of a lease at the inception of the lease.
Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of the lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments.
Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise and extend option and not exercise a termination option. The Company elected to not recognize a lease liability and a ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases..
Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities.

M. Revenue recognition
The Company’s revenues are comprised of four main categories: (a) subscription revenues, including support services (updates, upgrades and technical support) on term-based licenses and perpetual licenses; (b) subscription services from sales of term-based licenses; (c) perpetual licenses and related; and (d) professional services.
The Company recognizes revenue pursuant to the five-step framework contained in ASC 606, Revenue from Contracts with Customers: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations
The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end users.
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
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are 30 days. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of return to its contracts.
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
The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenues related to the license for proprietary software are recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenues related to other professional services are recognized as services are performed.

N. Contract acquisition cost
The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.
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
Commission expenses for the year ended December 31, 2022, 2021 and 2020 were $10,725, $10,700 and $8,400 respectively.
Assets recognized from the costs incurred to obtain a contract were $6,846 and $5,072 as of December 31, 2022 and 2021, respectively.

O. Research and development costs
Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

P. Internal use software
Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software. In accordance with ASC Topic, 350-40, “Internal-Use Software,” capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

Q. Severance pay

a.The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.
The majority of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14, employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made on behalf of the employee with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees.
As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.
For the year ended December 31, 2022, 2021 and 2020 severance pay expenses amounted to $4,392, $4,067 and $3,340 respectively.

b.The US Subsidiary has a defined contribution plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) which covers eligible U.S. employees as they are defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions to the greater of 6% of the participant’s compensation. For the year ended December 31, 2022, 2021 and 2020, the Company made 401(k) plan contributions of approximately $1,711, $1,455 and $877 , respectively.

R. Advertising Expenses
Marketing events expenses and other related marketing expenses are charged to expense as incurred. Marketing expenses for the years 2022, 2021 and 2020 were $5,906, $5,274 and $4,098 respectively.

S. Income taxes
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

T. Stock-Based Compensation
The Company accounts for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grants based on the fair value of the awards granted.
The Company grants awards that vest upon the satisfaction of service condition and in certain grant market conditions.
For awards with graded vesting schedule subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards.
The Company estimate the fair value of share options granted using the Black-Scholes-Merton option-pricing model.

The Company used the following weighted-average assumptions for options and RSUs granted to employees and non-employees:

	Year ended December 31,
	2022	2021	2020
Contractual period in years	10	10	10
Volatility	43.2% - 51.9%	35.9% - 52.7%	45.1% - 50.2%
Risk free interest rate	2.0% - 4.2%	1.3% - 1.4%	0.1% - 1.0%
Dividend yield	0%	0% - 5%	0% - 5%
Exercise price	$0.00 - $6.60	$0.00 - $8.27	$2.39 - $5.19
Fair value of Ordinary Share	$4.79 - $6.60	$5.41 - $8.27	$1.95 - $5.19
Expected term	6.11	6.11	6.11

The fair value of ESPP was estimated on the grant date using Monte Carlo valuation methodology with the following weighted average assumptions:

Year Ended December 31,
2022
Volatility	50.48%-74.32%
Expected term	5-6 months
Risk-free interest rate	1.75%-4.24%
Share price	$4.69-$5.25
Dividend yield	0%
These assumptions and estimates were determined as follows:
Fair value of Ordinary shares — The Company’s Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.
Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.
Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. Since the Company doesn’t have sufficient historical share exercise data to calculate the expected term of the share options. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected volatility Options and RSUs — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option or RSU (ii) historical volatility of the Company’s publicly traded shares, commencing August 30, 2021 and (iii) implied volatility of the Company’s publicly traded warrants.
Expected Volatility ESPP — was based on Cellebrite s historical share price volatility, on a daily basis, for 6 months.
Expected dividend yield— The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield

U. Fair value measurements
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
The carrying value of trade receivable and payables and the Company’s cash and cash equivalents short-term deposits and marketable securities, approximates fair value due to the short time to expected payment or receipt of cash.

V. Derivative instruments
The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, as well as the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are designated as such, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.
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
The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive Income in the balance sheets and reclassified to the statements of income in the period the related hedged items affect earnings.
As of December 31, 2022 and 2021, the amount recorded in accumulated other comprehensive income from the Company’s currency forward, net of tax, was $377 and $577, loss and income, respectively.
As of December 31, 2022, the notional amounts of foreign exchange forward contracts into which the Company entered were $5,598. The foreign exchange forward contracts will expire by August 31, 2023.
The fair value of derivative instruments liabilities and assets balances as of December 31, 2022 and 2021, totaled $652 and $964, respectively.

W. Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangible — Goodwill and Other”, goodwill is not amortized, but rather is subject to an annual impairment test.
ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually, the fourth quarter, or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company operates in one operating segment, and this segment is the only reporting unit.
ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles—Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.
The Company performs the goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value. There were no impairment charges to goodwill during the period presented.

X. Intangible assets
Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Core technology	4- 7
Trade name	4
Customer relationship	10
Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Y. Business combination
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

Z. Concentrations of credit risk
Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash, trade receivables and other receivables. The majority of the Company’s cash and cash equivalents are invested in deposits mainly in dollars with major international bank. Generally, these cash and cash equivalents and short term investment may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets. The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company mitigates its credit risks by performing an ongoing credit evaluations of its customers’ financial conditions. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

AA. Segment reporting
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

AB. Segment information
The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Revenue by geographical region can be found in the revenue recognition disclosures in Note 16 below. The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2022	2021
EMEA	$26,595	$12,859
Americas	5,712	3,468
APAC	605	429
Total long-lived assets	$32,912	$16,756

AC. Basic and diluted net income (loss) per share
The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to Common shareholders for the period to be allocated between Common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The holders of the Company's participating securities are entitled to dividends that would be distributed to the holders of Common shares, on a pro-rata basis. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period.
Basic and diluted income (loss) per share was presented in conformity with the two class method for participating securities for the year ended December 31, 2022, 2021 and 2020, as a result of a dividend distribution.
The potentially dilutive share options to purchase ordinary shares that were excluded from the computation amounted to 14,148,829, 9,995,236 and 31,728,133 for the years ended December 31, 2022, 2021 and 2020, respectively, because including them would have been anti-dilutive.
The Restricted sponsor shares and Price adjustments shares, in the amount of 7,500,000 and 15,000,000, respectively, that are subject to the occurrence of certain conditions, were excluded from the diluted net income per share calculation for the years ended December 31, 2022,
Public warrants and Private warrants in the amount of 20,000,000 and 9,666,667 and 19,999,500 and 9,666,667, respectively, were excluded from the diluted income per share for the years ended December 31, 2022 and 2021, as the inclusion would have been anti-dilutive.

AD. Recently issued accounting pronouncements
As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Recently adopted accounting pronouncements:
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The final guidance issued by the FASB for convertible instruments eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. Separate accounting is still required in certain cases. Additionally, among other changes, the guidance eliminates some of the conditions for equity classification in ASC 815-40-25 for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years.
The Company early adopted the guidance as of January 1, 2022, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.
The Company adopted the standard as of January 1, 2022, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2021 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.
The standard had a material impact on the Company’s consolidated balance sheets which resulted in the recognition of ROU assets and lease liabilities of $17,332 and $18,322, respectively, on January 1, 2022, which included reclassifying deferred rent and rent prepayments as components of the ROU assets.

Recently issued accounting pronouncements not yet adopted:
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2023, including interim periods within that year. The Company`s analysis and evaluation of the new standard and its potential impact on its consolidated financial statements will continue through its effective date in the first quarter of 2023. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 3. Business combination
a. Acquisition of BlackBag Technologies Inc.:
On February 27, 2020, the Company completed the acquisition of 100% of the shares of BlackBag Technologies Inc. (“BlackBag”), a US computer collection and review solutions company, for a total consideration of $33,362. Out of the total consideration, $15,362 was paid in cash at the closing and additional $18,000 will be paid in three installments, $6,000 each year on the first, second and third anniversary of the closing. $13,000 out of the $18,000 are subject to the attainment of certain employee retention and are recognized over two years. Acquisition expenses were $1,848 during 2020 and consist of costs incurred to complete the acquisition and related integration charges. These charges were recorded in general and administrative expenses.
Subsequent to December 31, 2022, the third payment installment was paid.
Upon acquisition, BlackBag became a wholly owned subsidiary of the Company. The acquisition was accounted for as a business combination. The Company recorded trade name, core technology and goodwill in the amounts of $4,000, $3,900 and $9,463, respectively. The estimated useful life of the trade name and core technology are 4 years and 7 years, respectively. The Company recognized $1,546 and $1,289 amortization costs related to these intangible assets for the year ended December 31, 2022 and December 31, 2021, respectively.

b.Acquisition of Digital Clues Carved Out Assets:
On November 11, 2021, the Company completed the acquisition of Digital Clues LTD. (“DC”) carved out assets (“DC Assets”), for a total consideration of $20,000 . The DC Assets provide the ability to view, collect, and analyze information form on-line open sources, and produce actionable intelligence. The asset acquisition meets the definition of a business.
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
The Company recorded amortization expenses of $496 and $67 for the years ended December 31, 2022 and 2021, respectively.
Additionally, the Company incurred transaction costs $267 during the year ended December 31, 2021, which were included in general and administrative expenses in the Consolidated Statements of Operations.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 4. Intangible assets, net
Definite-lived intangible assets:

	December 31, 2022	December 31, 2021

Original amounts:
Core technology	$13,263	$10,411
Trade name	3,900	3,900
Customer relationship	177	177
	17,340	14,488
Accumulated amortization:
Core technology	3,303	1,470
Trade name	2,763	1,788
Customer relationship	20	2
	6,086	3,260
Intangible assets, net
	$11,254	$11,228
a. Amortization expense amounted to $2,826, $1,971 and $1,289 for the years ended December 31, 2022, 2021 and 2020, respectively.

b. The expected future amortization expenses by year related to the intangible assets as of December 31, 2022 are as follows:

2023	$3,364
2024	2,555
2025	2,389
2026	1,870
2027 and thereafter	1,076
$11,254
Note 5. Marketable securities
Marketable securities consisted of the following:

	December 31, 2022
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Level 2)

Corporate bond	$20,963	$—	$(266)	$20,697
Agency bond	24,394	8	(237)	24,165
Treasury bills	7,126	—	(9)	7,117
US Government	10,005	—	(187)	9,818
Municipality	175	—	—	175
Commercial paper	4,796	—	—	4,796
Total	$67,459	$8	$(699)	$66,768

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
As of December 31, 2022, no continuous unrealized losses for 12 months or greater were identified.
The following table summarizes the Company’s marketable securities by contractual maturities:

December 31, 2022
Due in 1 year or less	$44,643
Due in 1 year through 2 years	22,125
Total	$66,768

Note 6. Prepaid expenses and other current assets

	December 31, 2022	December 31, 2021
Advances to suppliers	$790	$827
Prepaid expenses	7,807	8,927
Government institutions	7,401	1,662
Other	1,087	1,402
	$17,085	$12,818

Note 7. Inventories

	December 31, 2022	December 31, 2021
Raw materials	$7,451	$4,742
Finished goods	2,725	1,769
	$10,176	$6,511

Note 8. Property and equipment, net

	December 31, 2022	December 31, 2021
Manufacturing equipment	$546	$526
Furniture and equipment	10,203	8,294
Leasehold improvements	6,674	6,637
Computers and software	27,140	22,735
	44,563	38,192

Less—accumulated depreciation	(27,304)	(21,436)
	$17,259	$16,756
Depreciation expenses were $6,368, $5,036 and $4,464 in the year ended December 31, 2022, 2021 and 2020, respectively.

Note 9. Other accounts payable and accrued expenses

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Governmental institution	$1,227	$2,372
Employees and related expenses	33,495	29,725
Income tax payable	2,853	8,235
Accrued expenses	6,244	12,800
Advances from customers	628	695
Other	1,006	217
	$45,453	$54,044

Note 10. Derivative Instruments
The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.
ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into statement of income in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31		December 31,
	2022	2021	2022	2021
Option contracts to hedge payroll
expenses NIS	$31,833	$55,016	$173	$1,051
Forward contracts to hedge payroll
expenses NIS	5,598	16,077	(229)	461
	$37,431	$71,093	$(56)	$1,512
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2022, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months. The fair

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
value of the Company's outstanding derivative instruments at December 31, 2022 and 2021 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance Sheet line item	2022	2021
Derivative liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$173	$1,067
Foreign exchange forward contracts	Prepaid expenses and other current assets	—	521
Foreign exchange option contracts	Other account payable	(596)	(563)
Foreign exchange forward contracts	Other account payable	$(229)	$(61)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the year ended December 31, 2022, 2021 and 2020, is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year ended December 31,
	2022	2021	2020
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(643)	$110	$2,082
Option contracts	(2,845)	254	935
	$(3,488)	$364	$3,017

Derivatives in foreign exchange cash flow hedging relationships for the year ended December 31, 2022, 2021 and 2020 , is summarized below:

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year ended December 31,
	Statements of income line item	2022	2021	2020
Option contracts to hedge payroll	Cost of revenues and operating expenses	$2,491	$(657)	$(473)
Forward contracts to hedge payroll	Cost of revenues, operating expenses and financial expenses	44	(651)	(1,332)
		$2,535	$(1,308)	$(1,805)

Note 11. Lease
The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 8 years, some of which may include options to extend the leases for up to an additional of 1 year.
The components of operating lease costs were as follows:

Year ended December 31, 2022
Operating lease cost	$4,667
Short-term lease cost	799
Variable lease cost	262
Total net lease costs	$5,728

Supplemental balance sheet information related to operating leases is as follows:

Year ended December 31, 2022
Operating lease ROU assets	$15,653
Operating lease liabilities, current	$5,003
Operating lease liabilities, long-term	$10,353
Weighted average remaining lease term (in years)	3.83
Weighted average discount rate	1.57%

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2022, are as follows:

Fiscal Years Ending December 31,	Operating Leases
2023	$5,048
2024	4,586
2025	3,121
2026	1,534
2027 and thereafter	1,640

Total undiscounted lease payments	15,929
Less: imputed interest	(573)

Present value of lease liabilities	$15,356

As of December 31, 2022, the Company have signed on a new lease agreements in a total amount of s $4,907 for offices in Singapore and United States, which has not yet commenced. The new operating lease commitments will commence on January,1, 2023 and April,1, 2023, respectively with an average lease term of 6.5 years.

Note 12. Commitments and contingencies
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2022 and 2021, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Note 13. Shareholders’ equity (deficiency)

a.Stock Split
On August 30, 2021, the Company’s board of directors approved a 1:1.0422 reverse stock split. As a result, all ordinary shares, Preferred Shares, options for ordinary shares, restricted share units,exercise price and net income (loss) per share amounts were adjusted retroactively for all periods presented in these condensed consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these condensed consolidated interim financial statements.

b.Ordinary Shares
As of December 31, 2022 and 2021, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share ordinary share. The voting, dividend and liquidation rights of the holders of the Company’s common share is subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Common share confers upon its holders the following rights:
i.The right to participate and vote in the Company’s general meetings. Each share will entitle its holder, when attending and participating in the voting to one vote;
ii.Dividends or Distribution shall be paid or be made to the holders of Ordinary Shares, shall be in an amount equal the product of the dividend or distribution payable or made on each ordinary share determined as if all preferred shares had been converted into ordinary shares and the number of ordinary shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and
iii.The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the share held by them.

c.Redeemable Convertible Preferred shares rights
On June 17, 2019, the Company issued 39,779,261 Convertible Preferred shares for $2.765 per share (the “Original Issue Price”) for the total consideration of $101,205 (net of issuance costs).
On June 17, 2019, IGP Saferworld Limited Partnership (hereinafter: “IGP”), an investment vehicle of IGP Capital, a venture capital firm based in Israel, invested $110 million in the Company, in exchange for the Company’s redeemable convertible preferred shares, representing 24.4% of the Company’s outstanding ordinary and preferred shares (see also Note 1b and Note 13b). Following the IGP investment, the Company paid to its employees compensation in the amount of $4,034 includes in other expenses in the consolidated statements of operations and comprehensive income (loss).
On August 30, 2021, immediately before the consummation of the Merger with TWC, the Company’s Preferred Shares were converted into Ordinary Shares.

d.Acquisition of shares by the Company:
During 2019, the Company acquired 295,000 shares from two of its shareholders, who were employed by the Company at the time of purchase. The shares were acquired in a price representing the fair value and the acquisition was presented as “Treasury stock”. The Treasury shares held by the Company were cancelled prior to the IGP investment as details in paragraph 13c. During 2020, the Company acquired 41,776 shares from one of its shareholders, who were employed by the Company at the time of purchase.

e.Option Plan and RSU’s:

On August 5, 2021, the Company adopted the 2021 Share Inventive Plan (the “2021 Share Incentive Plan). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs and other share-based awards.
The maximum aggregate number of shares that may be issued pursuant to awards under this 2021 Plan is 28,075,309.

As of December 31, 2022 the aggregate amount of options and RSU outstanding is 26,849,012.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A summary of the Company’s option activity and related information is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2021	25,487,897	$2.837	7.03
Granted	1,305,133	6.266
Exercised	4,512,564	2.813
Forfeited	1,822,806	3.629
Outstanding at December 31, 2022	20,457,660	$2.990	6.39
Exercisable at December 31, 2022	15,913,802	$2.731	6.00

The weighted average fair values at grant date of options granted for the year ended December 31, 2022 and 2021, were $2.86 and $5.04 per share, respectively.

The total intrinsic value of options exercised during the years 2022 and 2021 was $12,116 and $8,547 respectively.

The aggregate intrinsic value of the outstanding options at December 31, 2022 and 2021, represents the intrinsic value of 18,121,448 and 25,440,041, respectively, outstanding options that are in-the-money as of such dates. The remaining 2,336,212 and 70,678 outstanding options are out-of-the-money as of December 31, 2022 and 2021, respectively, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs activity is as follows:

December 31, 2022
Number of RSUs
Unvested at beginning of year	2,043,524
Granted	5,912,361
Vested	530,744
Forfeited	1,033,789
Unvested, at end of year	6,391,352

The weighted average fair value at grant date of RSUs granted for the year ended December 31, 2022 and 2021 was $6.02 and $8.27 respectively

The total fair value of shares vested during the years 2022 and 2021 was $3,025 and $927, respectively.
As of December 31, 2022, the Company had approximately $37,562 of unrecognized compensation expense related to non-vested shares options and non-vested RSU’s, expected to be

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
recognized over a weighted average period of 3.03 years. The Company did not recognize any tax benefit related to the share-based compensation.

f.2021 Employee Share Purchase Plan:
On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”).
The aggregate number of Shares that may be issued pursuant to rights granted under the ESPP shall be 1,871,687 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Shares as may be determined by the Board. If any right granted under the ESPP shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the ESPP.

g.Share based compensation costs are recorded in the consolidated statements of operations were as follows:

	Year Ended December 31,
	2022	2021	2020
Cost of revenues	$1,283	$290	$304
Research and development	2,974	1,076	1,145
Sales and marketing	5,041	2,332	2,298
General and administrative	4,410	2,782	3,524
	$13,708	$6,480	$7,271

Note 14. Net income (loss) per share
The following table sets forth the computation of basic losses per share:

	Year Ended December 31,
	2022	2021	2020
Numerator:
Net income	$120,805	$71,396	$5,781
Basic net income attributable to Preferred shareholders	—	—	15,125
Basic net income attributable to Restricted sponsor shares	4,694	963	—
Basic net income (loss) attributable to Ordinary shareholders	116,111	70,433	(9,344)

Denominator:
Weighted average number of Ordinary shares used in computing basic net income (loss) per share	182,693,375	144,002,394	123,696,624

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Basic net income (loss) per share of Ordinary shareholders	$0.64	$0.49	$(0.08)
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	195,393,558	161,538,579	123,696,624
Diluted net income (loss) per share of Ordinary shareholders	$0.59	$0.44	$(0.08)

Note 15. Fair value measurements
Warrant liability
Upon the closing of the transaction, 20,000,000 Public Warrants and 9,666,667 private warrants, that were both issued by TWC prior to the transaction, were outstanding to purchase the Company’s Ordinary Shares. Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the transaction and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $18 per share, subject to adjustments, for any 20 trading-days within a 30 trading-day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders.
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
The Public Warrants may be exercised with a different mechanism, depending on whether the Company maintains an effective registration statement or not. Since, among other things, the fact whether the Company maintains an effective registration statement effect the settlement provision of the Public Warrants is not an input into the pricing of fixed for fixed option model on equity shares, the Public Warrants are precluded from being indexed to the Company's own share and should be classified as a liability.
The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.
During the year ended December 31,2022, 500 public warrants were exercised in a total amount of $5.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Public Warrants (Level 1)	Private Placement Warrants (Level 3)	Total Warrant liability
Balance, December 31, 2021	$35,200	$21,278	$56,478
Change in fair value	(22,240)	(14,223)	(36,463)
Balance, December 31, 2022	$12,960	$7,055	$20,015

The estimated fair value of the private placement warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected share-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its common share based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0%.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	December 31, 2022	December 31, 2021
Number of private placement warrants	9,666,667	9,666,667
Exercise price	$11.5	$11.5
Share price	$4.36	$8.02
Expiration term (in years)	3.66	4.66
Volatility	52.9%	44.8%
Risk-free Rate	4.13%	1.22%
Dividend yield	0%	0%-5%

Restricted sponsor shares liability and Price adjustment shares liability

7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and will vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the Business Combination Agreement)); if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. The probability of such event was considered by the Company. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Cellebrite Shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.
Holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Effective Time, are eligible to receive up to 15,000,000 Ordinary Shares that will vest in 3 tranches of 5,000,000

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
upon achievement of the triggering events (if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in Business Combination Agreement) before the five (5) year anniversary of the Closing Date.
The restricted Sponsor shares liability and Price adjustment shares are measured at fair value using Level 3 inputs.
The Company has determined that the price adjustment shares, and the restricted sponsor shares are freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company has determined that the price adjustment rights, and the restricted sponsor shares are not indexed to Company’s stock since if a change of control occurs, all the shares underlying the price adjustment shares and the restricted sponsor shares will be issued regardless of the company’s stock price. Therefore, the Company accounted for the price adjustment shares and for the restricted sponsor shares as a liability measured at fair value through earnings.

	Restricted sponsor shares (level 3)	Price adjustment shares (level 3)	Total
Balance, December 31, 2021	$44,712	$79,404	$124,116
Change in fair value of restricted sponsor shares and price adjustment shares	(27,180)	(53,220)	(80,400)
Balance, December 31, 2022	$17,532	$26,184	$43,716

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	December 31, 2022		December 31, 2021
	Restricted sponsor shares	Price adjustment shares	Restricted sponsor shares	Price adjustment shares
Number of shares	7,500,000	15,000,000	7,500,000	15,000,000
Share price	$12.5-$30.0	$12.5-$17.5	$12.5-$30.0	$12.5-$17.5
Remaining exercise period	5.66	3.66	6.66	4.66
Share value	$1.17-$2.63	$1.32-$2.0	$3.69-$6.61	$4.42-$5.92

Note 16. Revenues
Disaggregation of Revenues
The following table provides information about disaggregated revenue by geographical areas

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
EMEA	$92,749	$88,441	$65,807
America	141,920	126,929	100,835
APAC	35,982	30,876	28,271
Total	$270,651	$246,246	$194,913

Contract Balances
The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	December 31, 2022	December 31, 2021
Contract liabilities, current	$152,709	$122,983
Contract liabilities, non-current	42,173	36,426

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The increase in contract balances is consistent with the increase in the overall operation of the Company.
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $159,409 and $138,982 of deferred revenue as of December 31, 2021 and December 31, 2020, respectively, the Company recognized $104,868 and $97,823 as revenue during the year ended December 31, 2022 and 2021, respectively.

Remaining Performance Obligations
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2022 and December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $276,409 and $231,666 respectively, which consists of both billed consideration in the amount of $194,882 and $159,409 respectively, and unbilled consideration in the amount of $81,527 and $72,257 respectively, that the Company expects to recognize as revenue. As of December 31, 2022, the Company expects to recognize the majority of its remaining performance obligations as revenue in the year ended December 31, 2023.

Note 17. Taxes on income
A. Israeli taxation

1. Corporate tax rates in Israel:
The tax rates relevant to corporations in Israel in the years 2022, 2021 and 2020 is 23%. However, the effective tax rate reported by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) is lower.

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
In the event of distribution of dividends from income taxable at 0% tax rate (the “Trapped Earnings”) as part of the Approved Enterprise or Beneficiary Enterprise statuses, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved or Beneficiary Enterprise’s.
During the year ended December 31, 2021, the Company distributed approximately $71,000 attributable to all of the Company’s Trapped Earnings and recorded a related income tax expense of approximately $7,000.
During October 2022, a final ruling was signed by the Company and the ITA, according to which, the Company paid approximately $4,900.

3.Tax benefits under the Law for Encouragement of Preferred Enterprise and Preferred Technology Enterprise

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

4.Foreign Exchange Regulations:
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

B.Income taxes on non-Israeli subsidiaries:

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The Company’s subsidiaries incorporated in the US, Germany, Singapore, Australia, Brazil, UK, France, Canada, Japan and India are taxed according to tax laws in the countries of their residence. The Company’s effective tax rate depends on the geographical mix of where its profits are earned. In the year 2022, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of 24% and the subsidiaries in Germany and Singapore are subject to corporation tax at a rate of approximately 33% and 17% respectively. As of December 31, 2022, the Company had approximately $33,663 undistributed earnings of its subsidiaries.
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
Deferred taxes recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Deferred research and development cost	$4,410	$3,556
Employee related liabilities	2,023	842
Intangible assets	991	1,125
Goodwill	2,851	2,773
Deferred revenues	2,167	1,765
Carryforward loss	1,826	—
Operating lease liability	2,094	—
Issuance costs	675	1,347
Marketable securities	189	—
Derivative instruments	52	—
Other	765	1,068
Total deferred tax assets	18,043	12,476

Deferred tax liabilities:
Deferred costs	1,946	1,324
Intangible assets	497	545
Goodwill	237	180
Property and equipment	777	438
Operating lease right-of-use assets	2,022	—
Derivative instruments	—	79
Other	53	110
Total deferred tax liabilities	5,532	2,676
Total deferred tax assets, net	$12,511	$9,800

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense allocated to continuing operations is as follows:

	Year Ended December 31,
	2022	2021	2020
Income before income taxes expense, as reported in the consolidated statements of operations	$120,760	$82,305	$11,397
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on income	27,775	18,930	2,621
Foreign subsidiaries taxed at different tax rates	104	167	81
Preferred tax rates in Israel	(12,121)	(7,598)	(72)
Remeasurement of liability instruments	(14,024)	(8,145)	—
Non-deductible expense	400	1,363	1,501
Taxes in respect of prior years	103	(125)	78
Intercompany transfer of intangible assets	—	—	1,324
Tax on dividend distributed from trapped earnings	(2,369)	7,068	—
Other	87	(751)	83
Actual tax (income) expense	$(45)	$10,909	$5,616

Income before income tax expense is comprised as follows:

	Year Ended December 31,
	2022	2021	2020
Domestic	$110,187	$71,434	$4,348
Foreign	10,573	10,871	7,049
	$120,760	$82,305	$11,397

Tax (income) expense allocated to continuing operations is comprised as follows:

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Current:
Israel	$(2,573)	$9,665	$4,549
Foreign	4,920	2,882	3,885
Total current tax expense:	2,347	12,547	8,434

Deferred:
Israel	(85)	(10)	(3,729)
Foreign	(2,307)	(1,628)	911
Total deferred tax benefit	(2,392)	(1,638)	(2,818)
Total tax (income) expense	$(45)	$10,909	$5,616

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31, 2022	December 31, 2021
Unrecognized tax benefits, beginning of year	$3,238	$2,007
Decreases in tax positions for prior years	(452)	—
Increases in tax positions for current year	287	1,231
Unrecognized tax benefits, end of year	$3,073	$3,238

Interest expense recognized related to uncertain tax positions amounted to $129 , $92 and $25 in 2022 , 2021 and 2020, respectively. Total accrued interest as of December 31, 2022 and 2021 was $297 and $168, respectively, and were included in accrued expenses.

The Company currently does not expect unrecognized tax benefits to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
The Company’s income tax assessments in Israel through the year 2017 are considered final.

The Company is subject to income tax in other jurisdictions outside of Israel, of which the major jurisdiction is the U.S. The Company’s operation in the US is subject to potential examination for tax years 2019 and afterwards.

Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2022, the Company cannot estimate the change in unrecognized tax benefits resulting from these audit within the next 12 months.

Note 18. Financial income, net

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Financial income:
Interest on deposits	$1,603	$847	$2,710
Foreign currency translation differences	1,736	51	780
Remeasurement of liability instruments	116,863	67,873	—
Other	741	276	112

Financial expenses:
Bank charges	(187)	(166)	(197)
Changes in exchange rates	(891)	(245)	(1,226)
Other	(149)	(153)	—
	$119,716	$68,483	$2,179

Note 19. Transactions and Balances with Related Parties
SUN Corporation, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.
A.Transactions with SUN Corporation

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues	3,586	3,678	1,865
B.Balances with SUN Corporation

	December 31, 2022	December 31, 2021
Trade receivables	122	214