Form 20-F
period 2023-12-31
Cellebrite DI Ltd.
filed 2024-03-21
CIK 1854587

Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

On March 11, 2024, the issuer had 205,297,065 ordinary shares, par value NIS 0.00001, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

Table of Content

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
Cellebrite is a global leader providing a suite of digital investigative (“DI” or “Digital Investigative”) solutions, comprised of software and services, for legally sanctioned investigations. Cellebrite currently has two classes of securities listed on the Nasdaq Global Market (“Nasdaq”): our ordinary shares, NIS 0.00001 par value (“Ordinary Shares” or “ordinary shares”), and warrants to purchase Ordinary Shares (“Warrants”).
On April 8, 2021, Cellebrite entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), which closed on August 30, 2021 (the ”Closing”), pursuant to which TWC became a wholly-owned subsidiary of Cellebrite (the “Merger”), the security holders of TWC became security holders of Cellebrite and Cellebrite became a publicly traded company with its securities listed on Nasdaq.

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
Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023.
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

Table of Content
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
•risks associated with the misuse of our solutions which may be perceived incompatible with human rights;
•risks associated with the perception that our solutions are low-quality;
•risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;
•risks related to our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us;
•risks related to conducting a low volume of our business via e-commerce;
•risks associated with the use of artificial intelligence in our C2C Platform;
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
•risks relating to the regulatory constraints to which we are subject, including Israeli encryption laws, trade and export controls from the governments of Israel and other countries where we operate;
•risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, AI and data privacy and protection;
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
•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business;
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

Risks Related to Cellebrite’s Business and Industry
If we do not continue to develop new and technologically advanced solutions and enhance our products, our future revenue, financial and operating results would be negatively affected.
Cellebrite offers a comprehensive suite of digital investigative, or DI, solutions that includes a variety of solutions designed to help our customers collect, review, analyze and manage investigative data with respect to legally sanctioned investigations. We specialize in the creation of software based solutions that enable collection, decoding, decryption, analysis, reporting, review and management of data derived from digital sources manufactured or produced by a variety of original equipment manufacturers (“OEMs”) as well as the applications installed on such sources. Because OEMs and other software manufacturers are continuously changing their products, our success depends on our ability to design and develop new solutions and upgrades to our existing software solutions that keep up with these changes. To remain competitive, we must continue to develop new offerings, as well as features and enhancements to our existing solutions. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. However, there can be no assurance that we are able to design and develop adequate solutions and upgrades that will be compatible with products from OEMs and other software manufacturers. Such new solutions and upgrades, as well as the success of our business, are dependent on our product and research and development teams developing and executing on a roadmap that allows us to retain and increase our position in the market and the spending of our existing customers, in addition to attracting new customers. We may experience high turnover of our research and development personnel, resulting in a lack of managerial resources to guide our research and development, or a lack of other research and development resources. If we experience high turnover in our research and development personnel, we may miss or fail to execute on new offerings as well as existing solutions developments and strategic opportunities. Further, if we are unable to successfully deliver access capabilities via our Collect & Review solutions, we may not be able to provide our customers with the ability to lawfully access certain investigative or forensic data and, as such, our customers’ ability to carry out their mission will degrade. If our software is unable to collect, decode or encrypt data from certain digital devices, we may fail to continue to offer the same caliber of solutions as we have been able to offer in the past.

Table of Content
If we fail to sustain the caliber of our solutions as a result of our inability to update our software to keep up with the evolving security and encryption strategies in the industry or high turnover of our research and development personnel, the utilization of our solutions may decrease over time. Consequently, we may lose potential and actual market share. As a result, our reputation and the perception of the value of our solutions might be harmed and our financial and operating results will be negatively affected.

If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.
Sales to law enforcement and government agencies accounted for more than 90% of our revenue in 2021, 2022 and 2023. At any point, due to external factors and opinions, whether or not related to our products’ performance, law enforcement and governments agencies may elect to no longer purchase our solutions. The key trends affecting the digital investigations market include, among other things, the explosive growth in the volume of digital data, the increases in data complexity and sophistication, the need for digital evidence management and analysis systems, and the lack of sufficient digital forensic professionals. If we are unable to meet these evolving needs, law enforcement and other government agencies may not continue to purchase, accept and use our solutions, and our revenue and financial condition will be adversely affected.
Our revenue, financial and operating results may also be impacted by changes in organizational structure within the public sector leading to complex decision-making processes or by a slowdown in the pace of adoption of investigation and justice acceleration related technologies in the public sector.

Real or perceived errors, failures, defects or bugs in our digital investigative (DI) solutions could adversely affect our results of operations, financial results, growth prospects and reputation.
Because we offer an end-to-end Case-To-Closure (C2C) Platform (“C2C Platform”), comprised of a suite of DI solutions, undetected errors, defects, failures or bugs may occur, especially when solutions or capabilities are first introduced or when new versions or other product or infrastructure updates are released. Despite frequent testing by us and regular software updates, errors, failures, or bugs may not be found in new software or releases until after they are implemented, and this could adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions.
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
An error, failure or bug in any of our solutions used by our law enforcement customers could lead to interference with the administration of justice, for example by corrupting digital evidence rendering them inadmissible. Real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations or non-renewals. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs.

Table of Content
A failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel has in the past and could in the future adversely affect our results of operations and growth prospects.
Our business requires intensive sales and marketing activities on a constant basis. Part of our strategy is to attract a larger number of law enforcement customers to use more of our solutions. Our sales and marketing personnel are essential to this effort and to attracting new customers and for the renewal and expansion of sales to existing customers generally. We require personnel with expertise in government contracting at federal, state and local levels in a variety of countries, and expertise in the private market, and with sufficient technological literacy to discuss our solutions’ features. There is a limited number of individuals with this experience and competition for them is intense. Furthermore, once hired it takes at least three months before a new sales force member is fully trained and operating at a level that meets our expectations, and training may take even longer when working remotely. While we invest significant time and resources in training new members of our sales force, we may not be able to achieve our target performance levels with new sales personnel, whether due to larger number of new hires, or lack of experience training sales personnel to operate in new jurisdictions or because of remote hiring and training process, among other reasons. Our failure to hire a sufficient number of qualified individuals, to successfully integrate new sales force members within the time periods we expect, and to contain sales force attrition rates may materially impact our financial and operational results as well as the growth of our business.

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
Many of our current and potential competitors are larger and/or may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their brand and reputation, resources and offerings. Recently, there has been consolidation within our industry, which may increase competition, lead to pricing pressures and loss of market share and result in competitors with greater resources than us and harm our competitive position. Further, it is possible that domestic or foreign companies or governments, some with substantial experience in digital investigative solutions, public safety sector or law enforcement software and systems industry or greater financial resources than we possess, will seek to provide solutions that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

Table of Content
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
Finally, as we expand our offerings, we will face additional competition. For example, in the market for digital investigative solutions, there are numerous brands and solutions that compete for sales, with competition based upon brand recognition and loyalty, product packaging, quality and innovation, licensing models, price and convenience. Hence, changes in our image, packaging and licensing models that may be done for marketing and branding purposes could have a negative impact on our customers’ preference for us, which could adversely affect our ability to attract or retain customers. Overall, we believe our ability to compete successfully in delivering DI solutions at a competitive cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our customers’ needs and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

If our solutions are misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality.
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
Furthermore, although we offer extensive training options to users, if customer personnel do not opt to enroll in training, stay current on the use of our solutions or are not well trained in the use of our solutions, customers may open more support tickets, turn to our technical support more often, demand the attention of our customer satisfaction teams, or may defer the deployment of our solutions and solutions, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of customer personnel responsible for procurement and/or use of our solutions, our solutions may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

Table of Content
If we fail to manage future growth effectively, our business could be harmed.
For the last several years, we have experienced business growth. For example, our revenue has grown from $195 million in 2020 to $325 million in 2023, and our headcount has increased from 757 employees as of December 31, 2020 to 1,008 employees as of December 31, 2023. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our solutions with a broader base of government and private sector customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating a growing employee base in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. As our organization continues to grow, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid a formal corporate structure. This could negatively affect our business performance or ability to hire or retain personnel in the near or long-term.
In addition, our growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We may encounter risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth and plan for it, our business, financial condition, and results of operations would be harmed.

Table of Content
Our business depends on our customers renewing their subscriptions and purchasing additional subscriptions or services from us. Any material decline in our dollar-based net retention rate would harm our future results of operations.
To continue to grow our business, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. We offer our software solutions primarily through annual and multi-year subscription agreements. In order for us to improve our operating results, it is important that our customers will renew their existing subscription agreements, as well as purchase additional software solutions from us. Our customers have no obligation to renew their subscriptions, and may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of users. We have experienced growth by selling additional solutions to our existing customer base, but there can be no assurances that we will achieve similar growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our product support, our prices and pricing plans, global economic conditions, the inflation and interest rate environment and increased costs, the prices of competing software products, reductions in our customers’ spending levels, user adoption of our solutions, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users or units, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual subscription terms were to shorten, it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and software-related support service contracts decline from current levels, our revenue and revenue growth may decline, and our business will suffer.
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

Table of Content
Issues in the use of artificial intelligence (“AI”) (including machine learning) in our C2C Platform may result in reputational harm, liability or impact our financial results.
AI is enabled by or integrated into our C2C Platform. For example, Cellebrite Pathfinder solution, our principal investigative analytics tool, uses AI to allow customers to create unique search categories for reviewing text, video and image evidence. The evolution of AI, including the recent introduction of OpenAI and ChatGPT as well as competing AI engines, present opportunities for further efficiencies in DI. Failing to adopt such capabilities effectively with the C2C Platform may harm our ability to effectively compete in the market place. At the same time, as with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets in AI training, development, or operations may be insufficient, of poor quality, or reflect unwanted forms of bias. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, for example, due to unintentional biases that may stem from the predictive nature of AI algorithms and we may enable or offer solutions that draw controversy due to their perceived or actual impact on society. Though our business practices are responsibly designed to meet our customers’ needs for products and services that use AI and to mitigate many of these risks, we could suffer reputational or competitive damage as a result of any inconsistencies in the application of the technology or ethical concerns all of which may generate negative publicity. We could also face regulatory or legal scrutiny, such as a result of potential procedural due process claims stemming from the use of the technology.
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
Certain governments or countries may decide to adopt new extensive standards or legislation for AI safety and security, that may render the use of such technologies challenging. For example, On October 30, 2023, the Biden administration issued an Executive Order to, among other things, establish such extensive new standards.
Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of liability. Any such increase in costs or increased risk of liability as a result of changes in these laws and regulations or in their interpretation could individually or in the aggregate make our products and services that use AI technologies less attractive to our customers, cause us to change or limit our business practices or affect our financial condition and operating results.

Table of Content
We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
As of December 31, 2023, we had cash and cash equivalents of $189.5 million, short-term deposits of $74.7 million and short term and long term marketable securities of $67.6 million. We could receive approximately up to an aggregate of $341 million from the exercise of outstanding Warrants, assuming the exercise in full of all our outstanding Warrants for cash. However, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants. We expect to meet our ongoing liquidity needs for at least the current year. However, we might require substantial additional financing in order to execute our inorganic growth strategy. Such financing might not be available on commercially reasonable terms, if at all. In particular, our ability to obtain financing for growth may depend in part on our ability to first enter into customer agreements sufficient to demonstrate such growth. If we are unable to obtain such financing, or secure sufficient customer agreements, on commercially reasonable terms, or at all, we will not be able to execute our growth strategy.
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

Table of Content
Higher costs or unavailability of materials used to create our hardware product components could adversely affect our financial results.
We depend on certain suppliers for the delivery of components used in the assembly of our hardware product components. In particular, we use specialized adapters, which connect our software to mobile devices and computers being examined. If we become unable to obtain any components necessary for our hardware products, we may struggle to fulfill contracts and acquire new customers. We generally keep up to three quarters of inventory on hand for long lead-time components to mitigate this risk, which we believe would give us enough time to resolve shortage due to an issue with a particular supplier, but it might not be enough time to resolve a shortage that stems from resource scarcity. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition. International or domestic geopolitical or other events, including the developing conflict between Israel and Hamas as well as the expanding regional conflict and ongoing disruptions from Houthi attacks in the Red Sea, the imposition of new or increased tariffs and/or quotas by the U.S. federal government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Additionally, if we experience an unpredicted increase in customer demand, we might not be able to acquire enough materials to meet that demand in a timely manner and/or incur higher costs than expected due to increased demand.
Fluctuations in foreign currency exchange rates could materially affect our financial results.
Our financial statements are presented in U.S. dollars. Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the USD could cause our profits to decrease depending on the magnitude of the changes in foreign currencies, or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure. More specifically, for current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end customer costs may result in lost orders and reduce the competitiveness of our solutions in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.
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

Table of Content
Approximately 51% of our expenses, primarily payroll and rent, are paid in Israeli new shekels (NIS). The U.S. dollar compared to the NIS experienced meaningful volatility over the last several years, which, if it continues to present the same behavior, could have an adverse impact on our expenses and profitability. Although we take steps to hedge our foreign currency exposures related to our NIS expenses, such measures may not adequately protect us from material adverse effects due to the impact of local conflicts, including the ongoing Israel-Hamas conflict and tensions in the Middle East, global inflation or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

The sales cycle for some of our solutions can be lengthy.
Most of our sales transactions involve a short sales cycle; however, larger transactions often involve a longer sales cycle and may require, for example, discussions about budget and funding and about which potential solution is most suitable to the customer. The larger the sale, the longer these consultations tend to last. If our sales efforts to a potential customer do not result in sufficient revenue to justify our time and investments, our business, financial condition and results of operations could be adversely affected. We are currently expanding our sales of the C2C Platform to customers, and the impact of these longer sales cycles could become more significant over time. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process may be prolonged, revenues delayed, with little or no control over any delays encountered by us.

Because most of our revenue is derived from subscriptions, which is recognized over the life of the subscription, near term declines in new or renewed agreements may not be reflected immediately in our operating results and may be difficult to discern.
Most of our revenue in each quarter is derived from subscription agreements entered into with our customers during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for our offerings, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. Annual Recurring Revenue, or ARR, is a key performance metric we use that is based on contractual terms in existence as of the end of a reporting period and is subject to change resulting from a number of factors including, but not limited to, addition of new customers, changes in user counts, terminations or non-renewals, renewal terms as well as upsells and cross-sells. For all of these reasons, the amount of subscription revenue we actually recognize will differ from ARR at the end of a period in which it was recorded. In addition, we may be unable to adjust our cost structure rapidly, or at all, to take account of reduced revenue if demand for new or renewed agreements deteriorates. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new subscriptions, which has historically comprised the majority of our revenue, is recognized over the applicable term of the agreement.

Table of Content
If we are unable to retain qualified personnel and senior management, including Yossi Carmil, our Chief Executive Officer, and hire and retain additional qualified personnel, our business could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the skills of Yossi Carmil, our Chief Executive Officer. Mr. Carmil has served as our Chief Executive Officer for 19 years, and has been instrumental to our growth over this period. We believe that Mr. Carmil’s experience and insights into our industry and our business would be difficult to replace. All of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product research and development, and harm to our business and operations.
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
Certain of our key employees participate in our equity plan and receive RSUs and/or options to purchase Ordinary Shares and/or are invited to participate in our 2021 Employee Share Purchase Plan (“ESPP”). Volatility in the trading price of Ordinary Shares may also affect our ability to attract and retain qualified personnel. Personnel may be more likely to leave us if the Ordinary Shares they own have significantly depreciated in value relative to the original purchase price of these shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the trading price. Any of these factors could harm our business, financial condition, and results of operations.
The security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers.
We have established practices and procedures intended to protect the security, integrity, availability and confidentiality of our systems and the integrity of the data our software solutions generates. However, there can be no assurance that such measures will prevent all malicious activities,

Table of Content
including deliberate insertion of exploitative code, malware or cyberattacks, or inadvertent disclosures (including of personal data or confidential business information) or unauthorized access, from impacting our system and information. We monitor new technological developments and new threats, and consistently update our software as needed to enhance its security. However, there can be no assurance that our software updates can keep up with evolving security and encryption strategies in the industry, and, as a result, our software may be vulnerable to malicious attacks. We may also experience breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. As the techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although to date, malicious activities directed at us have not had a material impact on our business nor, to our knowledge, have they impacted the integrity of the data that our solutions extract from devices, future malicious activities could compromise our solutions and cause us to incur liabilities that may have a material adverse impact on our reputation and business. While we maintain insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with incidents that may occur in the future.

We may be materially adversely affected by negative publicity related to our business and use of our products.
Publicly available information regarding Cellebrite has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public disclosure of certain aspects of our work or relationships with certain customers. As our business has grown and as interest in Cellebrite and digital investigative technology overall has increased, we have attracted, and may continue to attract, attention from news and other outlets, which in turn can lead to negative political and public sentiment. For example, we have received and may continue to be subject to adverse press coverage of our digital forensics software, which has the potential to create negative public or political sentiment because of perceived data security, ethical and other concerns. Moreover, adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency, where possible, into our business, operations, and product capabilities, we may be unable to or limited in our ability to respond to such harmful coverage, which could have a negative impact on our business. Responding to such coverage, claims, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of our businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on our reputation, the morale and performance of our employees and our relationships with regulators. It may also have an adverse impact on our ability to take timely advantage of various business and market opportunities.
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

Table of Content
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
We generate most of our revenue from contracts with federal, state, provincial and local governments, and many of these government customers may terminate most of these contracts at any time, without cause. There is pressure on some governments and their agencies, both domestically and internationally, to reduce spending. Further, U.S. federal government contracts are subject to the approval of appropriations made by the U.S. Congress to fund the expenditures under these contracts. In particular, budget uncertainty, the risk of future budget cuts, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our solutions. If appropriations were delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of disruptions to our business.
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
We generated more than 90% of our revenue in 2021, 2022 and 2023 from contracts with governments and government agencies, and our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these government clients may terminate most of these contracts at any time, without cause and face increased pressure to reduce spending, see “— Risks Related to Our Business and Industry —.” We are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Budgetary constraints for political or economic reasons, particularly in light of the Russia-Ukraine conflict, the Israel-Hamas conflict and tensions in the Middle East due to the widening regional conflict also cause our governmental customers to divert budget and as a result forgo using our solutions. We face these risks in every country in which we operate.

Table of Content
Revenues from the U.S. federal government customers comprised of 17% of our total revenue in 2023. Those contracts are conditioned upon the continuing availability of U.S. Congressional appropriations. The U.S. Congress usually appropriates funds on a fiscal year (FY) basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as Congress makes further appropriations over time. If we incur costs in excess of funds obligated on a contract or in advance of a contract award, we may be at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is awarded and funded. Additionally, when the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. federal government to continue to operate consistent with funding levels from the prior year’s appropriated amounts, but do not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our business, financial condition, and results of operations. If appropriations or continuing resolutions for the U.S. federal government departments and agencies with which we work or have prospective business are not made by September 30 (the last day of the federal fiscal year) of any given year, the lapse in appropriations may also have negative impacts on our ability to continue work and to recognize revenue from those customers, for so long as the lapse continues. In particular, when the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our solutions may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, could also result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business.
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
A significant majority of our customers are in the public sector. The procurement process for government agencies can be more challenging than contracting in the private sector and can impose additional costs and complicate sales efforts. Further, changes in the political landscape or required procurement procedures that affect our target customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods; or customers may need to secure funding, which could result in purchasing delays or cancellations; or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our solutions. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base. In addition, the majority of our government contracts include the right for government agencies to delay, curtail, renegotiate or terminate contracts and subcontracts at their convenience any time prior to their completion. Any decision by a government customer to exercise any of these rights in our contracts may result in a decline in our profits and revenue.

Table of Content
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
Our private sector customers may be more susceptible to weakening economic conditions than our public sector customers. Certain economies have experienced periods of downturn as a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, the COVID-19 pandemic, warfare, the geopolitical turmoil between Russia and Ukraine, Israel and Hamas and the overall volatility and violence in the Middle East and North Africa, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.
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
In addition, deterioration of the global credit markets could adversely impact our ability to complete licensing transactions and services transactions. Any of these events, as well as a general weakening of, or declining corporate confidence in, the global economy, or a curtailment in corporate spending could delay or decrease our revenue and therefore have a material adverse effect on our business, operating results and financial condition.

Table of Content
Risks Related to Cellebrite’s Intellectual Property
Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.
Our success and ability to compete depends in part on our ability to maintain, protect, enforce and defend our intellectual property and other proprietary rights. We rely upon a combination of copyright, trademark, patent and trade secret laws, as well as certain contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our solutions are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Israel or the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Additionally, the IP ownership and license rights of new technologies such as AI have not been fully addressed by U.S. courts interpreting current and new laws or regulations, and the use or adoption of such technologies in our products and services may expose us to potential intellectual property claims; breach of a data license, software license, or website terms of service allegations; claimed violations of privacy rights; and other tort claims. If such laws or regulations require increased transparency, it may impair protection of our trade secrets or other IP. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. The violation of our licensing agreements by transferring or allowing the use of our intellectual property, proprietary information or technology without a license may pose additional risks.
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
While we currently have no outstanding issued patents, we seek patent protection and may in the future determine that we require additional patents in order to protect our software and processes, and we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.

Table of Content
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

Table of Content
In addition, security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Other companies have also experienced cybersecurity incidents that implicate confidential and proprietary company data and/or the personal data of end users of AI applications integrated into their software offerings or used in their operations. Although we take steps designed to secure our information technology infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current information technology systems or any updates or upgrades thereto, including the integration of AI capabilities into our product offerings the current or future information technology systems, cloud service providers, software and hardware vendors, supply chain information technology systems that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar cybersecurity risks. Further, a greater number of our employees are working remotely and accessing our IT systems and networks remotely since the COVID-19 pandemic, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. We carry data protection liability insurance against cyber-attacks (Media, Intellectual Property & Products Liability, Cyber Liability, and Commercial General Liability), with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and resulting disruption of our operations, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services
We have experienced and expect to continue to experience actual or attempted cyber-attacks of our information technology systems or networks. Although prior known cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that past, future, or ongoing cyberattacks or other security breaches or incidents against us, if successful, will not have a material impact on our business or financial results, whether directly or indirectly. Because we have historically been targeted by cyberattacks and may continue to be an attractive target for cyberattacks, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. For instance, the risk of cyber-attacks increased in connection with the military actions associated with Russia’s invasion of Ukraine, as well as the Israel-Hamas conflict and widening regional conflict. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks, or take other geopolitically motivated retaliatory actions that increase the likelihood of cyber-attacks and security breaches generally, which could disrupt our business operations, result in data compromise, or both. While we have security measures in place to protect our information and our customers’ information and to prevent data loss and other security breaches and incidents, we have not always been and may not in the future be able to do so. There can be no assurance that in the future we will be able to anticipate or prevent security breaches or incidents, or unauthorized access of our information technology systems.
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

Table of Content
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

Table of Content
Other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits.
Claims of infringement (including misappropriation and/or other intellectual property violation) are common in the software industry and increasing related legal protections, including copyrights and patents, are applied to software solutions. Although most of our technology is proprietary in nature, we do include certain third party and open source software in our software solutions. In the case of third party software, we believe such software are licensed from the respective entity(ies) holding the intellectual property rights. While we believe that we have secured proper licenses for all material third-party intellectual property that is integrated into our solutions in a manner that requires a license, third parties have and may continue to assert infringement claims against us in the future, including the sometimes aggressive and opportunistic actions of non-practicing entities whose business model is to obtain patent-licensing revenue from operating companies such as us. Any such assertion, regardless of merit, may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on commercially reasonable terms. In addition, as we continue to develop software solutions and expand our portfolio using new technology and innovation, our exposure to threats of infringement may increase. Any infringement claims and related litigation could be time-consuming, expensive to settle or litigate, disruptive to our ability to generate revenue or enter into new market opportunities, could divert our management’s attention and other resources, and may result in significant liability for damages if we are found to have infringed third party rights, and/or significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework or rebrand our solutions to avoid infringement of third party rights. Typically, our agreements with our partners and customers contain provisions which require us to indemnify them for damages sustained by them as a result of any intellectual property infringement claims involving our solutions. Any of the foregoing infringement claims and related litigation could have a significant adverse impact on our business and operating results as well as our ability to generate future revenue and profits.

Risks Related to Data Privacy and Human Rights
The use of certain of our solutions may be perceived as, or determined by the courts to be, in violation of privacy rights and related laws. Any such perception or determination could adversely affect our financial results and results of operations.
Because of the nature of certain of our DI solutions, including those used for digital investigations, the general public could perceive that the use of our solutions may result in violations of individual privacy rights. In addition, certain courts or regulatory authorities could determine that the use of our software solutions is done in violation of privacy laws. Any such determination or perception by potential customers, the general public, government entities or the judicial system could harm our reputation, may result in reduced usage or adoption rates of our C2C Platform by our customers and adversely affect our reputation, revenue, financial condition and results of operations. We have dedicated substantial resources to mitigate these risks by complying with applicable laws and requiring all licensees to comply with applicable laws including privacy laws, but we have been advised that even if we have no access to the data stored on or extracted from devices, we may still be held responsible and even liable for the manner in which our customer uses such data, including if the customer uses the data in a way that is a violation of privacy related laws or our license agreement.

Table of Content
Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.
We strive to sell our solutions to customers who will use them in a lawful and ethical manner. See “— We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.” For example, all customers are required to confirm, before activation, that they will only use our product for lawful uses, but Cellebrite cannot verify that this undertaking is accurate. Further, some of our government customers may use our solutions in a manner that is incompatible with, or perceived to be incompatible with, generally acceptable human rights standards, without our knowledge or permission. For example, in August 2020, a group of 61 petitioners, including a number of human rights activists, filed a petition before the District Court in Tel Aviv against various Israeli government entities and Cellebrite. The petition asked the District Court to exercise its power under the Defense Export Control Law to stop the exportation of our UFED solution to police forces in Hong Kong. Activists alleged that UFED was being used against pro-democracy protestors in Hong Kong and that this was resulting in human rights abuses. We have since adopted policies and procedures intended to prevent sales to customers in China and Hong Kong and have proactively stopped selling to Russia, Belarus and a number of other countries, but this petition as well as adverse media coverage and petitions relating to Russia, Bangladesh and Uganda may have negatively impacted our reputation. Our license agreements prohibit customers from using our solutions in a manner that violates applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party, and generally require our customers to indemnify us for losses that we suffer due to their actions; however, we cannot provide any assurance that customers or others will not manage to circumvent our restrictions or that we will not be subject to claims from third parties alleging that their rights were violated as a result of our customers’ use of our products. In the future, other allegations of misuse by our customers may damage our reputation, even if we took no part in the misuse or take immediate action to sever ties with such customers.

Table of Content
We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.
We generally do not knowingly enter into business with customers whose positions or actions we consider inconsistent with our mission to support law enforcement agencies acting in a legal manner. We developed and continue to evolve an ethical risk management framework, intended to assist us in managing the risk of human rights abuses by our customers when using our products. We use the ethical framework to determine in which countries or with which customers we will pursue new business by applying a set of standards and indicators, including regulatory restrictions such as sanctions and export controls and a number of widely accepted human rights related indexes such as the Corruption Perception Index, Democracy Index and Freedom House Index. This ethical risk management framework will continue and evolve over time and applies quantitative as well as qualitative measures to aid in our decision making. Based on this ethical framework, we may decide not to engage with new customers or extend or renew licenses and services to existing customers operating in those countries that we do not consider to meet our ethical standards and corporate values. For example, we have adopted policies and procedures intended to prevent sales to customers in Bangladesh, Belarus, China, Hong Kong, Macau, Russia, Venezuela, Oman, Uganda and a number of other countries, partially due to concerns regarding human rights abuses, data privacy and security, partially due to regulatory requirements, and partially due to other business considerations, and we may in the future decide not to do business in other countries or with other existing or potential customers for similar reasons.
Most of our customers require the hosting of their proprietary data within their own organization, and therefore most of our products, whether deployed on-premise or otherwise, are operated by our customers without our involvement other than with respect to troubleshooting and support from time to time. Also with respect to our SaaS-based products, while we may be involved in the operation and maintenance of the SaaS platform, we do not have visibility to our customers’ usage of our products. As a result, we rely on a range of public information sources, and largely depend on media and other reports, to learn if there is a claim made that our products are being used inconsistent with our organizational mission and values. Third party reports may be incomplete, unreliable or unavailable. In addition, a determination as to whether our products are being misused may involve subjective determinations or be the subject of differing opinions. We have in place certain safeguards that are intended to identify or prevent misuse of our products.
For example, the Company has an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is comprised of seven industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.
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

Table of Content
We cannot be sure that the foregoing safeguards will be sufficient to prevent circumvention of our restrictions or to identify misuse of our products or prevent any such misuse. Our decisions not to do business within these countries or with these customers may alter our expectations surrounding our long-term financial benefits and results, which may harm our growth prospects, business, and results of operations. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

We occasionally have limited access to third-party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our solutions or service and we may incur significant legal and financial exposure and liabilities.
We do not generally have access to or store customer data nor have access to the data processed by customers using our solutions. Nevertheless, our personnel occasionally have brief and limited access to data, including personally identifiable information (“PII”), when they receive calls for technical support or when they maintain or operate the relevant solution. One instance where we may have brief access to data is when a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases the customer may share the data with the technical support for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS solution. In addition, we may have access to customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced forensics lab for the extraction of data from devices that are sent to us by our customers. The Company has implemented several internal processes and measures for deleting data shortly after completion of related services (in the case of Advanced Services), and that are designed to ensure managed, limited, brief and secure access to customers data, done strictly on a need-to-service basis. The Company uses internationally recognized information security measures and complies with industry standards. Our Advanced Services are provided from a strictly dedicated platform that combines authentication, authorization, networking, and observability into a single point, as well as internal processes intended to control access, usage, storage and retention of data. However, any actual or perceived unauthorized access, use, disclosure or modification to this data, could result in our solutions and services being viewed as less secure, which could lead to liability and a significant adverse effect on our reputation and financial and operating results.

Risks Related to Legal Compliance and Regulatory Matters
We are subject to Israeli encryption laws that may be subject to future reform, and our failure to obtain or maintain related licenses in compliance with these laws could negatively impact our business.
The export of our solutions is subject to Israeli encryption control laws. Our export license under the Israeli encryption control regime prohibits us from exporting some of our products to customers in certain countries and require us to obtain the consent of the Ministry of Defense to export to customers in certain other countries. Our failure to comply with these requirements could subject us to financial and other penalties, which could materially adversely impact our revenue and profits, and harm our reputation.

Table of Content
Although Israel is not a party to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies (the “Wassenaar Arrangement”), it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies, and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, neither cryptography (that is subject to Israeli encryption laws) nor cryptanalytic technology is regulated under the Israeli export control regime, even if such cryptography or cryptanalytic capabilities would otherwise be placed within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Over the last several years, the Israeli Ministry of Defense has renewed this effort and has stated publicly its intention to push this reform forward. However, this initiative stalled in 2023 when the Ministry of Economy (the regulator for non-defense related dual use exports) refused to cooperate with it. If our solutions do become subject to the Wassenaar Arrangement dual use list as adopted by Israel, then some of them are likely to be controlled under either the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer and end use. The application of these laws’ requirements to us and to our products could subject us to different licensing requirements and may require us to adapt our marketing, sales and export practices to accommodate these changed requirements. This reform could adversely impact our ability to quickly, efficiently and cost effectively market and sell our products, and could materially adversely impact our business, revenue and profit.
We are subject to export laws, regulations and governmental trade controls, and any noncompliance with these laws could negatively impact our operating results.
Various countries regulate the export and import of certain encryption solutions and technology including cryptography or cryptanalytic capabilities, including import permits and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to use our solutions in those countries. Any new export restrictions, new import restrictions, new legislation, changes in economic sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by existing customers with non-U.S. operations, declining adoption of our products by new customers with non-U.S. operations, limitation of our expansion into new markets, and decreased revenue and potential revenue growth.
Our activities or products could be subject to certain economic sanctions laws including the laws of Israel and the United States. We have adopted policies and procedures that are intended to restrict sales to countries subject to comprehensive U.S. and Israeli sanctions and to designated entities and individuals. Our solutions and technologies could be exported or re-exported to, or eventually be used by, these sanctioned targets due to circumvention of restrictions by customers, resellers or others, despite the contractual undertakings they are bound by that prohibit them from exporting or reselling to any unauthorized customer, and any such export, re-export or use, could have negative consequences, including government investigations, penalties and reputational harm. Any change in export regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.

Table of Content
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
These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Although we take precautions to prevent our software from being provided in violation of such laws, the software could be provided inadvertently in violation of such laws, despite the precautions we take. Non-compliance with applicable regulations or requirements could, depending on the severity of the violation, subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any of the foregoing actions are imposed on us, or if we do not prevail in any possible civil or criminal litigation, in each case, for sufficiently serious violations, our business, operating results, and financial condition could be materially adversely affected. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and penalties could harm our business, operating results and financial condition.

Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, AI and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or in operating our SaaS-based solutions, such as the Guardian solution. In addition, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. In all of those situations, we do not access or view customer data, maintain such data securely with limited access, and delete all such data following the confirmation that the data has been received by the customer (with the exception of Guardian where data is stored or removed by the customers in their sole discretion). As a result, for the purposes of the European General Data Protection Regulation (“GDPR”) and the UK equivalent legislation, we believe that we are not considered to be a controller and serve as a processor in a limited number of circumstances, within the meaning of those terms. For more information, see “—We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.”

Table of Content
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, machine learning, AI and personal information. International data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to continue to develop and evolve for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.
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

Table of Content
•GDPR took effect in May 2018 and applies to many of our products and services that provide service in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EU. We are required to comply with the GDPR and, following the exit of the United Kingdom (“UK”) from the European Union (“EU”), the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union (CJEU) states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (DPF), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. Similar mechanisms are also in place under UK law following the UK’s exit from the EU in 2021. Non-compliance with the GDPR and the UK legislation equivalent may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.
•The California Consumer Privacy Act, or the CCPA, went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of the sale of personal information, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. The effects of the CCPA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data and establishes a regulatory agency dedicated to enforcing those requirements. The CPRA went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

Table of Content
Certain other state laws in the United States impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), creating the second truly comprehensive U.S. state privacy law, which became effective on January 1, 2023 (the same day as CPRA went into effect). Further, there currently are also a number of proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of states considering consumer protection laws similar to the CCPA and VCDPA. For example, Colorado adopted the Colorado Privacy Act (“CPA”) in June 2021 which went into effect on July 1, 2023. Utah adopted the Utah Consumer Privacy Act (“UCPA”) in March 2022 which went into effect on December 31, 2023. Additionally, Connecticut enacted the Connecticut Act Concerning Personal Data Privacy and Online Monitoring (“CTDPA”) in May 2022 which went into effect on July 1, 2023. Additional states continue to enact and propose new legislation relating to privacy and data security.
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
As we continue to innovate and improve our offerings by leveraging AI, our business model may be affected by global trends and laws that regulate the use of AI and machine learning. Such laws or regulations not only may cause us to modify our data handling practices, which could be costly or burdensome, but it also may impact our ability to use certain data for developing our products or impede customers regulated by such laws and regulations to adopt our products. In addition, we may become subject to new or heightened legal, ethical or other challenges arising out of the perceived or actual impact of AI on human rights, intellectual property, privacy and employment, among other issues, and we may experience brand or reputational harm, legal liability or increased costs associated with those issues. For more information, see “—Issues in the use of artificial intelligence (“AI”) (including machine learning) in our C2C Platform may result in reputational harm, liability or impact our financial results.”
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

Table of Content
We may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations.
From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. We may also become subject to claims, lawsuits, proceedings and inquiries which could involve labor and employment disputes, discrimination and harassment allegations, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, or defamation, data privacy rights, antitrust concerns, common law fraud, government regulation, compliance, alleged federal and state securities and “blue sky” law violations or other investor related questions. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our shareholders, could involve breach of fiduciary duty, breach of duty of loyalty, failure of oversight, corporate waste claims, and other matters. For example, a former consultant has brought a number of claims against the Company and a number of our directors and officers. These claims can lead to reputational harm and diversion of resources and management’s attention from our primary business operations. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief. In addition, over the last several years, lawsuits have been filed against cyber-related companies by large multinationals that claim that their terms of use or intellectual property have been violated and breached by the activities of the cyber companies. While we are not a cyber company, such a risk could potentially also apply to us and our solutions.
The number and significance of our legal disputes and inquiries may increase as we continue to grow larger, as our business has expanded in customer count and as our DI suite of solutions become more complex. Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing the terms of our contracts through litigation. Litigation or other proceedings can be expensive and time consuming and can divert our resources and management’s attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our DI suite of solutions or business practices, and accordingly, our business, financial condition, or results of operations could be materially and adversely affected. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.
Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty for our software and hardware solutions in our agreements. In the event that there is a failure of warranties in such agreements, we are generally obligated to replace or correct the product to conform to the warranty provision as set forth in the applicable agreement, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service. The sale and support of our solutions also entail the risk of product liability claims. We maintain errors and omissions insurance to protect against certain claims associated with the use of our solutions, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

Table of Content
Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.
The majority of our customers are government and state owned agencies, each with their own specific guidelines and compliance requirements for their government contracts. For example, our U.S. government business is subject to specific procurement regulations with numerous compliance requirements. In particular, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. These requirements, although customary in government contracting in the U.S., increase our performance and compliance costs. These costs may increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition.
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
We are and will be subject to anti-corruption, anti-bribery, anti-money laundering and financial and economic sanctions laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the FCPA, the U.K. Bribery Act 2010, and other domestic or foreign anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents and intermediaries, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could materially adversely affect our business, results of operations, financial condition and reputation.
Non-compliance with anti-corruption, anti-bribery, or similar laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and an investment in our securities.

Table of Content
Risks Relating to Cellebrite’s Incorporation and Location in Israel
Our main offices and operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel or external responses to such instability.
Our main offices, and many of our employees, including many of our management members, operate from our offices that are located in Israel, and many of our employees, officers and directors are residents of Israel. In addition, we have a small assembly facility in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations, as discussed below.
In recent years, Israel has been engaged in sporadic armed conflicts with terrorist and military groups. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our assembly facility, some of our employees and some of our consultants are located. Iran has also threatened Israel and may be developing nuclear weapons.
In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.
The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel's economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its operations. For example, the Houthi militia, which controls parts of Yemen, has launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be en route to Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to and from Israel, and such attacks may have an adverse effect on supply chains to and from Israel.
In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict and/or national civil emergencies, may be called to active duty. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas, Hezbollah and other enemy countries or terrorist organizations, and such persons may be absent for extended periods of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

Table of Content
In addition, since the commencement of war with Hamas, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict or war. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner or at all to meet our contractual obligations towards customers and vendors could be materially and adversely affected.
The intensity, duration and outcome of the ongoing conflict is uncertain and its continuation or escalation may have a material adverse effect on our business and operations. Further, escalation of the Israel-Hamas conflict and tension in the Middle East and North Africa may require us to change our operations in response to wartime impacts, which may be expensive, time-consuming and disruptive to our operations. If the Israel-Hamas conflict further escalates, additional restrictions and other governmental actions could increase the severity of the impact on our operations in Israel and could materially adversely affect our business. A severe disruption to our business may result in significant lost sales and may require substantial recovery time and expenditures to resume operations. Additionally, to the extent the Israel-Hamas or Israel-Hezbollah conflict causes loss of infrastructure and utilities services, such as energy, transportation or telecommunications, we could experience increased costs and other negative financial impacts. If such disruptions result in delays or cancellations of customer subscriptions or the assembly of our hardware product components or shipment of our products, our business, operating results and financial condition could be materially adversely affected.
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
The events described above may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.
In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. In the past, the State of Israel and Israeli companies have been subjected to economic boycotts by specific countries and/or organizations. While some of these are eliminating these constraints, others may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability continues or increases. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions and therefore may have an adverse impact on our operating results, financial condition or the expansion of our business.

Table of Content
Lastly, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts.
Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, typically through an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered outside of Israel against us or our non-U.S. officers and directors.
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

Table of Content
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

Table of Content
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
Concurrently with the Closing of the Merger, the Sponsor entered into the Investor Rights Agreement, which provided the Sponsor and the other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by Cellebrite. See the section of this Annual Report titled “Part I, Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” In accordance with this and certain obligations relating to the PIPE Investment, we filed a registration statement for the resale of 171,729,210 Ordinary Shares, 9,666,667 Warrants and 29,666,667 Ordinary Shares underlying Warrants, which was declared effective on October 6, 2021.
We have also historically used, and continue to use, our Ordinary Shares as a means of both rewarding our employees, non-employee directors, and consultants and aligning their interests with those of our shareholders. As of December 31, 2023, 23,888,325 Ordinary Shares were subject to outstanding awards (consisting of outstanding options to purchase 15,728,176 Ordinary Shares and 8,160,149 Ordinary Shares underlying unvested restricted share units (“RSUs”)) granted to our and our affiliates’ respective employees, non-employee directors, consultants and former employees under our equity incentive plans. Additionally, 25,218,083 Ordinary Shares were available for future grant under the 2021 Plan and 994,055 Ordinary Shares were available for grant under our equity incentive plans or for future purchase under our ESPP, subject to increase under the evergreens terms of certain of those plans. All of the underlying Ordinary Shares are registered on Form S-8 for immediate sale or resale. Thus, Ordinary Shares granted or issued under our equity incentive plans will, subject to vesting provisions, lock-up restrictions, and applicable Rule 144 volume limitations, be available for sale in the open market immediately upon registration.
An additional 15,000,000 Ordinary Shares may be issued upon achievement of certain triggering events (if at any time during the five-year period after the closing of the Merger the price of Ordinary Shares is greater than or equal to $12.50, $15.00 and $30.00, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in the Merger Agreement) before the five (5) year anniversary of the closing of the Merger.
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

Table of Content
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

Table of Content
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

Our largest shareholder, SUNCORPORATION, is a Japanese public company and currently a holder of 47.04% of Cellebrite’s outstanding shares.

As of December 31, 2023, SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 47.04% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:
•the election of our board of directors;
•amendments to our articles of association; and
•our ability to enter into a change of control transaction.
SUNCORPORATION’s decisions as to how it votes its Ordinary Shares may be contrary to the expectations or preferences of our other shareholders. The influence exerted by SUNCORPORATION may limit the ability of our shareholders to influence corporate matters and could also discourage other companies from pursuing any potential merger, takeover, or other change of control transactions with us. Further, SUNCORPORATION is a controlling shareholder which may in the future control elections to our board of directors and, therefore may have significant influence over our business and policies.

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

Table of Content
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
•hedging or arbitrage trading activity by third parties;
•actual or anticipated fluctuations in our results of operations;
•market conditions in our industry and changes in the estimation of the future growth and size of our markets;
•real or perceived future dilution risk;
•meaningful M&A activities, actual or anticipated, or lack thereof;
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

Table of Content
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
As more fully described in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Cellebrite — Tax Residence of Cellebrite for U.S. Federal Income Tax Purposes”, based on the terms of the Merger and the rules for determining share ownership under Section 7874 and the Section 7874 Regulations, Cellebrite has not been and is not intended to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 since the Merger. However, the application of Section 7874 is complex, is subject to detailed regulations (the application of which is uncertain in various respects, could be impacted by changes in such U.S. Treasury regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, potential application of Section 7874 is inherently uncertain and there can be no assurance that the IRS will not challenge the status of Cellebrite as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court.
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

Table of Content
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

Table of Content
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
We intend to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, we partner with various resellers who coordinate the provision of our solutions to the end customers. Also, for example, there is risk for termination of strategic or technology partnerships that complement or compose part of our DI offering; such terminations may impact our ability to successfully compete in the market. We believe these arrangements can offer strategic advantages, but they increase our dependence on third parties to achieve our objectives.
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

Table of Content
As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we have been, in some cases, unable to renew or replace them on comparable terms, or at all. Each of our agreements with resellers have terms of just one year, and so these agreements are frequently up for renewal or termination. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation solutions, engineering solutions, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our solutions provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth, margins and results of operations of arrangements in question. Further, some of our partners offer competing solutions or work with our competitors and some strategic partners have in the past and others may in the future be acquired by our competitors, resulting in the termination of the partnership. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative solutions in addition to or in lieu of our solutions, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our DI suite of solutions or increased revenue.
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
As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, products, services and other assets in the future. Past acquisitions or any future acquisition, investment or business relationship in some cases have and may in the future result in unforeseen risks, operating difficulties and expenditures, including but not limited to the following:
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

Table of Content
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

Table of Content
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
Significant international sales may also expose us to greater risk from political and economic instability, unexpected changes in Israeli, U.S. or other governmental policies concerning import and export of goods and technology, regulatory requirements, tariffs and other trade barriers. Economic downturns and geopolitical challenges in the Americas, EMEA or certain other parts of the world critical to our operations could cause our customers in or outside of those locations to reevaluate decisions to purchase our solutions or to delay or reduce their technology purchasing decisions, which could adversely impact our results of operations. Regional conflicts, such as Russia’s invasion of Ukraine, and measures taken in response thereto have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, on our customers’ decision to purchase our products. Additionally, international earnings may be subject to taxation by more than one jurisdiction, which may materially adversely affect our effective tax rate. Finally, international expansion may be difficult, time consuming, and costly. These risks and their potential impacts may be exacerbated by to prolonged economic uncertainties of downturns. As a result, if revenue from international operations do not offset the expenses of establishing and maintaining foreign operations, our business, operating results and financial condition will suffer.

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

Table of Content
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
In some cases we offer our solutions at a higher price point than many of our competitors, and this may change in the future. We have changed our pricing models in the past and expect that we may further change them from time to time in the future, including as a result of competition, global economic conditions, general reductions in our customers’ spending levels, pricing studies, or changes in how our solutions are broadly offered or consumed. Similarly, as we introduce new solutions, or as a result of the evolution of our existing solutions, we may have difficulty determining the appropriate price structure for our solutions. In addition, as new and existing competitors introduce new solutions that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with federal, state, local, and foreign governments and government agencies. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

Table of Content
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

Table of Content
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
Our capital expenditures amounted to $7.9 million, $9.1 million and $8.1 million during the fiscal years ended December 31, 2023, 2022 and 2021, respectively, primarily consisting of expenditures related to property and equipment and intangible assets. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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

Table of Content
B. BUSINESS OVERVIEW
Our Mission
Our mission is to provide the primary suite of digital investigative solutions for public and private sector customers. Our Case-to-Closure (C2C) Platform, which encompasses Cellebrite flagship solutions delivered either on premise or through the cloud, is designed to assist our customers to deliver justice faster, smarter and more defensibly from case to closure, thereby helping to close the public safety gap and to create a safer world.

Overview
Cellebrite is a leading provider of digital investigative solutions, primarily comprised of software and services, that help public and private sector customers around the world transform their investigative workflows and make digital evidence more accessible, actionable and defensible. Our digital forensics software, case and evidence management, and investigative analytic solutions offered within our C2C Platform are used to advance legally sanctioned investigations by approximately 7,000 customers worldwide, including many of the largest federal, state and local law enforcement and government agencies as well as enterprise companies and service providers.
Over the past 15 years, Cellebrite has leveraged its extensive expertise in mobile phones, including its deep understanding in hardware, firmware and operating systems, and in other digital sources to develop and market DI software solutions used to collect, review, decode, decrypt, analyze, share and manage digital evidence across the investigative lifecycle. As digital evidence has become integral to nearly every criminal investigation, our solutions are relied upon by our customers to advance the investigative lifecycle. With most major crimes now having a digital component, we continue to see healthy demand for our solutions, which are used to advance a wide range of investigations spanning child exploitation, homicide, anti-terror, border control, sexual crimes, human trafficking, financial crimes including those involving cryptocurrency, corporate security, and intellectual property theft. Our solutions are designed to help law enforcement agencies protect their communities more effectively and efficiently by advancing investigations, and in that supporting these agencies in their efforts to successfully prosecute criminals, and exonerate the innocent.
We have established our leadership in digital forensics software used by Digital Forensic Units within law enforcement agencies utilizing our Inseyets solution to access and extract digital evidence from within smartphones, computers, cloud-based applications and other digital sources, and decode that data into readable information that can be shared with investigators, analysts, prosecutors and other relevant professionals to promote legally sanctioned investigations. Our digital forensic software solutions are also used by legal, compliance and risk management, IT, cybersecurity and other corporate staff to support eDiscovery, corporate investigations and incidence response events. In recent years, we have augmented our digital forensic software offerings with the Cellebrite Guardian, a scalable, cloud-based case and evidence management platform that helps agencies create a high-fidelity chain of custody to manage the investigative lifecycle for digital evidence, from documenting the initial intake of devices to the sharing and reviewing of evidence with investigators, prosecutors and other law enforcement professionals. We have also extended our reach into the Investigative Units of law enforcement by developing the Cellebrite Pathfinder, a powerful, artificial intelligence (“AI”)-powered analytics software that is designed to help detectives quickly surface relevant leads and discover connections within enormous volumes of digital data that might be otherwise missed, as well as Cellebrite Smart Search, an open source intelligence tool to advance investigations by automating the collection and review of publicly available online data on persons and organizations of interest.

Table of Content
Industry Background
Public safety is among the top priorities for national, regional and local governments around the world. Unfortunately, a pronounced public safety gap has occurred over the past decade due to a combination of factors including high crime rates, increasingly sophisticated criminals, the proliferation of digital sources, strained law enforcement manpower and limited financial resources, and heightened public scrutiny on police operations. Based on our Cellebrite 2024 Industry Trends Survey, the gap in public safety is creating three major challenges for law enforcement:

•Data volume and complexity: Most law enforcement officials that were surveyed agree that digital evidence increases case solvability. However, the volume of structured and unstructured data contained on mobile phones and other digital sources continues to grow with the average mobile phone containing more than 60,000 messages, 32,000 images and 1,000 videos. Just as notable, advanced mobile phone security and application encryption makes it harder for law enforcement to access and extract relevant information, a trend compounded because approximately two-thirds of the mobile phones involved in an investigation enter the digital forensics lab locked. Against the backdrop of these trends, many relevant agency personnel still do not believe they have the tools they need to access devices and handle the various data sources and volumes.
•Inefficient Processes: To protect the public and bring criminals to justice, law enforcement officials strive to conduct investigations swiftly and effectively. However, public sector investigations substantially rely on traditional, manual processes and workflows, which are often slow and typically conducted in silos. Compounding this trend, with crimes typically having a digital component, device backlog is another challenge that impacts overall efficiency. Many agencies believe that device backlog has worsened over the past years. For example our 2024 survey showed a 120% increase in the number of days it takes an investigator to receive a report about the data that was extracted from a device between 2021 and 2023. Compounding these issues, even after reviewing the data collected from digital witnesses, most investigators believe that key evidence is either missing, lost or both. Just as problematic, in a typical case, investigators can spend up to 45 hours reviewing messages, photos, videos and closed-circuit television, This often limits how quickly a case can be advanced.
•Ethics and Accountability: Law enforcement agencies are often scrutinized about the integrity and effectiveness of their operations and their personnel. In this environment, it is critical that agencies conduct investigations that adhere to the highest standards, comply with legal and agency requirements, and strengthen the chain of custody. This puts increased value on proper training and using technology to modernize key workflows, thereby reducing or eliminating costly, time-consuming, manual or otherwise outdated practices that can jeopardize the chain of custody and cause important evidence to be lost, corrupted or declared inadmissible.
Digital data has changed the way criminal cases are managed and prosecuted. By using the right tools and solutions to collect, review, analyze and manage data from a wide range of digital sources, law enforcement and other agencies can better identify relevant and impactful information contained within vast volumes of complex data at scale. As a result, they are better positioned to accelerate investigations and close more cases faster while reducing device backlog and increasing efficiencies. The use of right tools and solutions also enables law enforcement agencies to reduce or eliminate previously manual, time-consuming tasks. By using powerful analytic engines that are enhanced by AI, machine learning models and other sophisticated technological capabilities, investigators are better equipped to generate insights into vast volumes of disparate, unstructured and structured data, which supports their efforts to expedite cases and accelerate justice. Scalable management platforms can assist law enforcement agencies to ensure compliance with agency protocols and various regulatory requirements, such as to strengthen the chain of custody, and in making it easier and faster to share evidence-related information among authorized parties in a verifiable, defensible, secure and scalable manner. As a result of these benefits, we believe that demand for DI solutions will remain strong for the foreseeable future.

Table of Content

In the private sector, enterprises initiating corporate investigations, eDiscovery actions or incidence response to cybersecurity intrusions are challenged by a number of factors:
•Changes in work environments: Many employees are working outside of the traditional office environment as organizations shifted to support hybrid and work from home policies following the COVID-19 pandemic. As a result, remote collection is a major customer pain point, mainly for mid-to-large size enterprises. Cellebrite’s 2023 Enterprise Solutions Trends Survey revealed that 70 percent of eDiscovery professionals that were surveyed agreed that accessing data from offsite mobile phones and other digital sources is a major endpoint collection challenge.
•Disruptive to productivity: Collecting data from the phones, computers and other devices that employees use for work can be disruptive to productivity especially if it requires the employees to lose access to the work device for an extended period of time.
•Soaring data sources can lead to labor-intensive, expensive and time-consuming investigations: Employees often have the flexibility to use smartphones, tablets and computers to access a range of cloud-based applications, virtual meeting platforms, social media and messaging apps to do their jobs while also having those devices available for personal use. As a result, there are more data sources involved in today’s corporate investigations. Without advanced processing and analytics, traditional review of these sources will require larger teams of professionals, which can be costly, may require third-party investigators and potentially invade user privacy. Just as important, plaintiffs, defendants and judges want access to the relevant data quicker. Early case assessment has become increasingly necessary to provide more focused, relevant and narrow results in the review phase.
•Large data volumes: With employees using so many different and disparate mobile phones, computers, tablets, platforms, systems and applications, organizations are challenged to identify and collect only the relevant data.
•Understanding root causes for security breaches are critical to limiting the potential damage and preventing future intrusions: According to IBM’s 2023 Data Breach Report, it takes over 200 days on average for an organization to identify a breach and the average cost of a data breach was approximately $4.5 million.

For enterprises, access to and insights into digital data is critical to advancing eDiscovery, corporate investigations and incidence response. Intellectual property (IP) protection and data theft by existing or departing employee remains a top use case given the potential damage that IP theft can cause. For businesses in highly regulated industries such as financial services, insurance, banking, healthcare, pharmaceuticals, transportation and energy, access to data and sound records management are fundamental to eDiscovery and compliance. Other important private sector use cases for digital forensics software involve investigating claims of harassment, discrimination and other workplace issues as well as retrieving inaccessible, lost, corrupted or damaged data. Given the high cost associated with security breaches, enterprises are increasingly recognizing the value of investing in incidence response solutions that can quickly gather data to assess the impact of the attack, accelerate response time and analyze information from multiple sources to develop plans to strengthen their cyber defenses against future attacks. Today’s digital forensic software solutions must support these important use cases and enable corporate staff and service providers to collect the necessary data, regardless of whether the device used by an employee is made available in a corporate facility or outside of it. Additionally, by using the right solutions, enterprises and service providers will efficiently expedite their investigations, eliminate extraneous data that is unrelated to the scope of an investigation and minimize the amount of time that data collection disrupts employee productivity.

Table of Content
Cellebrite’s Case-to-Closure (C2C) Platform
For Digital Forensics Units
•Digital Forensic Software: Cellebrite’s digital forensic software is used by examiners and other law enforcement professionals within the Digital Forensic Units of law enforcement agencies and by trained professionals across a wide range of federal or national agencies, to collect and review digital evidence from a wide range of digital sources when conducting legally sanctioned investigations. More specifically, as a result of a search warrant or owner consent, our solutions help our users lawfully access and extract digital data, including deleted or hidden data, from the widest range of mobile phones, including smartphones, feature phones and basic phones, computers and cloud-based applications. We also provide a decoding solution that converts the raw data extracted from mobile phones, tablets, computers, cloud-based applications, automobiles, open source information, GPS devices, memory sticks, drones, and call detail records (“CDRs”) as well as from other digital sources like the web into human readable format that can be used by relevant stakeholders. Cellebrite’s primary digital forensic software offering is Inseyets, an integrated solution which delivers lawful access to the broadest range of digital sources, provides comprehensive data extraction, faster decoding capabilities, intuitive workflows and advanced automation capabilities. Inseyets is designed to help law enforcement agencies of all sizes complete device examinations faster, thereby supporting their efforts to expedite investigations and reduce device backlog. Other key digital forensic offerings purchased and deployed by customers at scale include UFED, Premium and Physical Analyzer.
•Case and Evidence Management: Cellebrite’s Guardian solution is a centralized, scalable, secure case and evidence management SaaS-based platform. Guardian enables examiners and other personnel in Digital Forensics Units to securely share, review and manage digital evidence, thereby supporting increased collaboration with relevant stakeholders, including investigators and prosecutors. Use of Guardian enables customers to boost productivity, streamline investigations, and increase the admissibility of digital evidence during a trial. This platform was designed to help customers fortify their chain of custody processes for digital evidence as an end-to-end case management platform, by enabling the creation of a verifiable, defensible audit trail from the moment a device is collected and entered into a Digital Forensics Unit through the entire investigation lifecycle. The proper use of Guardian supports key stakeholders such as investigators, prosecutors and other authorized personnel in their efforts to accelerate investigations and resolve cases faster by providing them with the ability to instantly and securely access and review evidence files and documents in the cloud.

For Investigative Units:
•Investigative Analytics: Cellebrite Pathfinder enables investigative teams to analyze vast volumes of digital data collected from disparate digital sources to accelerate investigations, surfacing leads, highlighting patterns and identifying important connections to help them in their efforts to resolve cases faster and more efficiently in support of legally sanctioned investigations. Leveraging AI and machine learning, Pathfinder helps automate data analysis and visualization, which, in turn, reduces the time spent manually reviewing digital evidence and enables actionable insights into a wide range of crime types. We also provide, in collaboration with our partners, CryptoCurrency Investigative Solutions for analyzing blockchain transactions together with related data from an extensive list of sources to help investigators identify and categorize wallets and transactions.

Table of Content
•Open Source Intelligence Tools: Cellebrite’s SaaS-based Smart Search solution securely automates the collection and review of publicly available online data, including social media platforms, on persons and organizations of interest. Leveraging technology acquired by Cellebrite in 2021, Smart Search surfaces relevant online information, quickly generating a standardized, shareable report for stakeholders in support of legally sanctioned investigations. By integrating Cellebrite Smart Search into their workflow, professionals can inform investigations, enrich evidence, in turn, helping to accelerate insights and generate higher-quality leads.
For Enterprises and Service Providers:
•Digital Forensic Software: Cellebrite’s digital forensic software for enterprises and service providers includes Inseyets for Enterprise, Endpoint Inspector, and Mobile Now. It enables legal, compliance and cybersecurity corporate staff to collect digital data from mobile phones, computers and business cloud-based applications. . With the user’s consent, enterprise customers and service providers can use our portfolio of solutions to collect and review digital data, regardless of where the device is located. Cellebrite’s remote and on-premise offerings capture the necessary data to advance eDiscovery and corporate investigations, which in turn, enables the customer to build a comprehensive digital picture , recover critical information, better understand cybersecurity intrusions , while protecting employees’ privacy.

Cellebrite’s Professional Services
•Training and Certification Services: Backed with years of hands-on experience, Cellebrite’s team of professional trainers delivers product training and certification programs to investigation practitioners, setting the industry standard for ongoing development and education. In 2023, Cellebrite offered 24 training courses both live in-person and virtually, and in self-paced formats. In recent years, an average of 11,000 examiners, investigators and other agency personnel have been certified annually as experts in Cellebrite’s digital forensic software solutions.
•Cellebrite Advanced Services: Cellebrite’s expert team serves as an extension to customer digital forensics lab teams, providing advanced services in Cellebrite’s Global Lab facilities to help organizations access and extract digital evidence in support of ongoing active legally sanctioned investigations. Cellebrite Advanced Services helps its customers reduce device backlog and address evolving technological workloads.

Customers
Cellebrite’s base of approximately 7,000 customers include approximately 5,300 federal, state and local agencies as well as approximately 1,700 corporations and service providers. In 2023, Cellebrite’s public sector customers represented more than 90% of total revenue. Initial deployments by national, regional and local law enforcement agencies primarily involve our digital forensics software. Over time, we have successfully increased our business with many of these customers as they expanded their operations and deployed additional digital forensic solutions from us with specialized capabilities that have helped them further modernize their investigative workflows and make digital evidence more accessible, intelligent and actionable. We also cross-sell and upsell our investigative solutions into the Investigative Units of our customers. In the private sector, we target primarily larger enterprises and service providers which are contracted by corporations to oversee Discovery and corporate investigatory activities. While we have an extensive global customer base that serves as the foundation for much of our growth, we continue to win business with new public and private sector customers. Our ability to expand existing customer relationships is partially reflected in our 125% recurring revenue dollar-based net retention rate (NRR) as of December 31, 2023.

Table of Content
Within a law enforcement agency, we primarily sell to two different segments of their operations: Digital Forensic Units and Investigative Units. Most mid-sized and large-sized law enforcement agencies have dedicated digital forensics units in which examiners and other professionals use specialized tools and solutions in dedicated laboratory environments that enable them to identify, acquire, process, analyze, and report on data stored electronically from a wide range of digital sources. Smaller agencies may operate digital forensic units with limited resources or cross-train certain staff to use digital forensics software and other related tools in support of their investigative efforts. In addition to use within digital forensics laboratories, we support customers who use our solutions in the field (outside of a traditional laboratory environment). The digital evidence collected by the professionals within the digital forensics units can be shared with investigators, prosecutors and others involved in the case. Investigative units are typically responsible for the investigation of serious crimes including assault, sexual assault, homicide, drug trafficking, child exploitation and robbery, substantial larcenies such as financial crimes. Investigative units within larger law enforcement agencies sometimes establish and manage multiple divisions or sub-units comprising teams of detectives, investigators, analysts or other specialized professionals who focus on specific crime types such as homicide, gangs, sex crimes, crimes against children, narcotics and many others,
As of December 31, 2023, our total customers were approximately 7,000. No organization accounted for more than 5% of our total 2023 revenue. Our top 25 customers accounted for 26% of total 2023 revenue.

Our customer base is geographically diverse. For a breakdown of our revenues by geography, see Note 17 to our consolidated financial statements in “Part III, Item 18. Financial Information.”
Historically, we generate the majority of our revenue in the second half of our fiscal year with 55%, 54% and 54% of total annual revenue occurring in the second half of 2023, 2022 and 2021, respectively. This trend primarily reflects the timing of subscription agreements for our on-premise software solutions with U.S. Federal customers to align with the end of their fiscal year in September, and with many other customers, including North American state and local governments, to align with the end of their fiscal year in December. Over the past several years, we have successfully transitioned most of our customers from perpetual software licenses to subscription licenses. For the year ending December 31, 2023, total license subscription revenue represented 86% of our total annual revenue.
We have built long-standing, multi-year relationships with our largest customers. We use the NRR matrix to help us measure our customer retention rates. A key input into our NRR metric is net churn, which measures the reduction in the dollar-based value of customer contracts over any given 12-month period. For the year ending December 31, 2023, our net churn was 10%, which reflects the cumulative impact of license downgrades, cancellations and price negotiations from customers, which is mostly impacted by license cancellations tied to time-based projects and specialized task forces that have ended; license cancellations associated with budget constraints, a dynamic that typically impacts smaller government agencies and enterprises; and our decision in recent years to withdraw from certain countries and not renew agreements with certain customers in order to ensure compliance with certain laws and regulations, adhere to our high standards for ethics and responsible business practices, or most effectively and efficiently achieve our business objectives.

Table of Content
Strategy and Key Strategic Priorities
Our growth is underpinned by an ongoing commitment to fund innovation and execute on our go-to-market initiatives intended to further expand the scope of existing customer relationships across our global installed customer base and, to a lesser extent, win business with new customers. Our recent growth with existing public sector customers has been primarily driven by upselling and cross-selling digital forensic software solutions with advanced access and extraction capabilities and, to a lesser extent, case and evidence management offerings to digital forensics units and cross-selling investigative analytics and other solutions to investigative units. To expand our private sector businesses, we have focused on delivering powerful, new solutions for remote and on-premise data collection including new SaaS-based offerings, and directing our go-to-market initiatives on larger enterprises and service providers. We expect these trends to continue into the foreseeable future.

In 2024, our top strategic priorities encompass:
•Increase our leadership with digital forensic units: According to our estimates, we are the leading provider of digital forensics software used by public sector law enforcement agencies for mobile phones. We plan to further expand our business in the digital forensic units in several ways. First, we plan to support customers as they upgrade from our legacy offerings to our new Cellebrite Inseyets solution and adopt high-value, specialized add-on modules such as lawful access capabilities to the most advanced mobile devices and automation. Second, we plan to continue driving adoption of our SaaS-based Guardian offering for case and evidence management and for sharing of data for review with investigators and prosecutors.
•Accelerate growth with investigative units: We believe that Investigative Units represent an important growth engine for our business as we increase the adoption of our investigative solutions designed to help accelerate investigations and consequently help resolve cases faster. Building on our sales progress during the past year for our Cellebrite Pathfinder offering, we see substantial opportunity to further expand smaller-scale Pathfinder deployments by existing customers and cross-sell our Pathfinder into our broader installed public sector customer base. In addition, we see opportunities to cloud-enable certain Pathfinder capabilities to appeal to law enforcement agencies of all sizes. We will also pursue opportunities to sell Smart Search into the Investigative Units.
•Expand our business in the private sector: We plan to continue leveraging the investments we have made to broaden our range of enterprise solutions and focus our sales activities on larger private sector customers, prospects and service providers. We believe that continued progress with our product development roadmaps and go-to-market execution will enable us to further expand our sales to enterprise customers and service providers.
•Help customers harness the power of the cloud: We have invested and continue to invest substantial resources to develop high-value cloud-based solutions, and to cloud-enable certain solutions and capabilities that were previously only available through solutions deployed on premise. We believe that SaaS-based offerings are increasingly appealing to our customers because they address key pain points while delivering scalability, relatively easy configuration, strong security and data backup capabilities without significant strain on existing IT resources. Our market research shows that many of our customers surveyed are increasingly planning to deploy cloud-based offerings with nearly half of respondents to Cellebrite’s 2024 Industry Trends Survey indicating that they are receptive to managing digital evidence in the cloud.

Table of Content
Our business has historically generated strong cash flow from operations and has been minimally capital intensive. As of December 31, 2023, we reported cash and cash equivalents, cash deposits, short-term marketable securities and long-term marketable securities totaling $331.8 million with no outstanding debt. With a strong financial foundation, our growth strategy also includes disciplined pursuit and evaluation of acquisition candidates that can help us accelerate innovation and speed time to market with C2C offerings, capabilities and features that can deepen existing customer relationships or enable us to expand our total addressable market, accelerate revenue growth, broaden our customer base, penetrate new buying centers within the installed customer base, or gain further scale with our SaaS offerings.

Research and Development
Our ongoing investment in research and development is focused on enhancing our existing offerings with new features, functionality and capabilities as well as developing new offerings aiming to address evolving customer needs. Our extensive domain expertise and understanding of our customers’ workflows and related requirements is critical to understanding their most painful challenges. We invest considerably in mobile research, utilizing teams of experts who apply specialized skills and domain knowledge to advance the access, extraction and decoding capabilities of our digital forensic software in order to keep pace with ever-changing smartphone hardware, operating systems and related applications. We also focus on enhancing our analytics capabilities through ongoing advancement of our AI and machine learning models. In addition, we continue to cloud-enable certain solutions and capabilities that were previously only made available through on-premise deployments and add new features and functionality to our SaaS-based solutions. We also modify and enhance certain digital forensic solutions for our public sector customers and develop new capabilities that address the specific needs of our enterprise customers and service providers, including capabilities aimed at helping them identify relevant data faster.

Technology Infrastructure
Historically, our software solutions have been deployed on premise by our customers. In recent years, our customers have begun to utilize cloud-enabled solutions and services and we have responded by evolving our technology infrastructure to support the delivery of cloud-based solutions and capabilities. In conjunction with this activity, we work closely with Amazon Web Services (AWS) to deliver our cloud-based solutions including our Guardian platform for case and evidence management and Smart Search, which automates the collection and review of publicly available online data on persons and organizations of interest. As we drive greater adoption of our cloud-based solutions, we plan to continue making investments to further scale our infrastructure, aiming to achieve compliance with various technical program requirements, standards and certifications for deployment of our cloud-based solutions at scale by federal and state government customers. In addition, we will continue to thoughtfully evolve our go-to-market plans for Guardian to align with the customers and geographies best suited for near-term adoption.

Table of Content
Go-to-Market: Sales, Marketing, Customer Success & Technical Customer Support
Sales:
We calibrate our sales and marketing activities based upon the size of the customer and whether the opportunity is to engage an existing customer or a new customer. We target government agencies, including, federal, state and local law enforcement agencies as well as enterprise companies and service providers. The majority of our subscription agreements with public and private sector customers are one year in length, which lends itself to a high-touch sales approach in order to produce strong retention rates and to advance new sales activities.
Over time, we have seen more public sector agency budgets being diverted to digitally transform the investigative workflow and to help close the growing public safety gap. We utilize a combination of direct sales and indirect channels to reach public sector customers. Account executives and sales managers directly manage relationships with our largest customers while dedicated inside sales teams typically work with smaller customers. We sell to decision makers in public safety, which include the chief of investigations or the head of investigations and intelligence, or the head of the lab. Our sales professionals work with current and prospective customers to understand and address the challenges they face, enabling them to identify opportunities to expand sales volumes, introduce key offerings within our full suite of C2C solutions, and cultivate relationships with key decision makers in new buying centers within large agencies. In smaller accounts, we typically sell to police chiefs, senior law enforcement professionals or those charged with overseeing the agency’s digital forensics labs. We augment our direct sales staff with pre-sales engineering resources to showcase our offering, support technical configurations and deploy our solutions. We utilize an inside sales organization to reach out to new public sector customers. In the private sector, we mainly sell to legal, compliance, internal investigation groups or eDiscovery groups within enterprises, and to service providers. Our account representatives in the private sector primarily focus on new customer acquisition and expanding our enterprise solution offerings within existing and new accounts. We often utilize resellers for government agency procurement to account for our internal business and operational needs, where direct sales opportunities do not exist or where the government requires local vendors due to local requirements. In the private sector, our direct salesforce in the EMEA and Asia Pacific regions is augmented by reseller relationships.
Cellebrite conducts a low volume of its business via e-commerce, and our e-commerce system is available only to customers who have a valid license to use Cellebrite’s solutions. For more information regarding our e-commerce system, see – “Part I, Item 3. Key Information —D. Risk Factors — Risks Related to Cellebrite’s Business and Industry — We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared to other businesses”

Marketing:
To support the expansion of existing customer relationships, our marketing campaigns highlight the value we bring to them currently while introducing the value and advantages they can derive from increasing organizational adoption of existing solutions or using additional solutions in our portfolio. We develop and implement marketing programs to educate customers and increase awareness about how they can maximize existing Cellebrite solutions utilizing relevant channels such as our online customer community, in-person, virtual and on-demand customer workshops, webinars, and other content hosted on our website such as videos, blogs, infographics and technical white papers. We also provide relevant thought leadership content that highlights feedback, best practices, emerging trends and customer success stories around “what’s now and what’s next” in digital forensics, evidence management and investigative analytics that could be used to transform their investigative workflows. In addition, we participate in and sponsor relevant industry events and trade shows, and use account-based marketing to build awareness, create demand and drive user adoption to support account growth.

Table of Content
To attract and engage new customers, Cellebrite’s branding and public relations efforts uses a variety of channels to communicate, such as press releases, industry events, social media, content marketing, customer success stories and community engagement initiatives. Typically, we utilize a layered approach with each channel and the corresponding messaging that build on and complement one another, resulting in a demand offer that is meant to be compelling and relevant to their needs. We also measure the impact and performance of these efforts and make adjustments accordingly across channels, content, messages and offerings.

Customer Success & Technical Customer Support:
We provide our customers with post-sale support to help customers maximize the utility of our offerings, address time-sensitive questions about the features and functionality of our solutions, and respond to technical issues that may arise. Our customer success teams spend time on site with customers, supporting installations, and augmenting our training programs to help customers quickly acclimate to our offerings. Our technical customer support teams operate from multiple office locations around the world, providing responsive, native language assistance by phone and email during business hours in certain countries and on a 24-hour basis in other countries. We complement and augment our support teams with a range of online resources including those available through the MyCellebrite Learning Hub.

Competition
We deliver a broad set of capabilities across the Case to Closure investigative workflow to support an expansive, global customer base. We typically compete with specialized vendors who focus on addressing certain parts of the digital investigation lifecycle. Some competitors have a specialty in digital forensics software, while others primarily offer analytics tools. Nevertheless, consolidation in the industry in recent years has resulted in certain competitors providing a broader range of solutions.
There are a number of companies serving the public safety sector who have greater name recognition and substantially greater financial management, marketing, service, support, technical, distributions and other resources than we do. While we may not compete directly against many of these companies, spending on their products and services may be prioritized over spending on our offerings. Additionally, certain competitors may be able to leverage their technical expertise or sales resources to respond more effectively than we can to changing or emerging technologies, standards and regulations or customer requirements.
Within the Digital Forensics Units, our digital forensics software offerings compete with Magnet Forensics Inc. (which was merged with GrayShift in 2023), Microsystemation AB, Oxygen Forensics, Inc., Exterro Inc. and others. Within the Digital Forensics Units of larger customers, a multi-vendor environment is common in part because a customer may desire to verify findings from its primary solution on a secondary solution, or because certain solutions are optimized for certain device types or applications.
We believe that our offerings are differentiated by:
•the breadth and depth of our mobile phone coverage as well as broad support for over 31,000 physical and virtual device profiles across mobile, laptop, computers, memory containers, applications, CDRs, etc.;
•advanced capabilities for lawful access and complete extraction for the most advanced smartphones with extensive, unmatched Android coverage;
•best-in-class decoding of digital data across the widest range of digital sources and thousands of applications, regardless of the digital forensics software used for extraction; and
•pricing that is optimized to address a wide range of customer technical requirements and budgets.

Table of Content
Within Digital Forensics Units, our Case and Evidence Management solution, Guardian, addresses a growing trend to manage digital evidence with a SaaS-based delivery model. Most customers have yet to adopt case and evidence management solutions to support digital evidence workflows and often manage digital evidence on external storage. However, we face competition from vendors including NICE Ltd., and Magnet Forensics Inc. We believe that Guardian is differentiated by:
•Share and review functionality for reports and evidence benefiting from our best-in-class decoding capabilities;
•Streamlined workflows to support the management of evidence within the Digital Forensic Unit;
•Monitoring and audit logs that are critical to establishing and validating the chain of custody;
•User access controls and permissioning capabilities;
•Security and scalability; and
•Optimized packaging and pricing aimed at enabling more customers to benefit from high-value Guardian functionality.

Within Investigative Units, our investigative analytics solution, Pathfinder, competes against traditional business information and visualization platforms as well as specialized analytics designed for law enforcement from vendors such as N. Harris Computer (which acquired the i2 intelligence analysis product portfolio from IBM in 2022), Nuix Limited, Pen-Link, Ltd. (which also acquired Cobwebs Technologies Ltd. in 2023), Griffeye Technologies AB (acquired by Magnet Forensics Inc. in 2023) and Siren (Sindice Ltd.). We believe that Pathfinder is differentiated by the ability to:
•analyze vast volumes of structured and unstructured mobile data from multiple phones as well as data from other digital sources in order to surface leads and identify connections among suspects, witnesses and victims;
•Apply AI and machine learning models to perform image categorization, data aggregation, audio-to-text analysis, object character recognition and facial similarities;
•support collaboration across teams and agency departments; and
•generate timely, comprehensive reports.
In the private sector, our digital forensic software solutions compete with vertical software providers such as Exterro Inc., Magnet Forensics Inc., Nuix Limited, and OpenText Corporation. Private sector service providers are typically return-on-investment driven and will decide to acquire our solutions when there is a financial justification for the investment. We believe that our digital forensic software solutions for the private sector are differentiated by:
•the ability to offer an integrated suite of solutions that support both remote and on-premise data collection for mobile, computer and business applications;
•deployment flexibility with cloud, SaaS and traditional on-premise offerings;
•targeted extraction to selectively collect specific information to help save time, money and protect user privacy;
•integration with specialized, third-party processing and analytics systems typically used in corporate investigations and eDiscovery activities; and
•packaging and pricing to optimize value for service providers.

Table of Content
License Terms
The license to use our products is granted to customers on a limited, non-transferable, non-sublicensable, territory and subscription basis. The license contains customary undertakings from customers and additionally requires them not to use the software in violation of applicable laws (including laws with respect to privacy and other human rights and the rights of individuals), any human rights standards and best practices including internationally recognized human rights instruments, such as the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Labor Organization Declaration on Fundamental Principles and Rights at work, or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of our software, among other things, if it is determined that our products were used in violation of the license or applicable laws.
Regulations
We are subject to, and are required to comply with applicable laws and regulations on import and export controls, sanctions, privacy, data protection and employment, among others, in territories where the company operates and sells its solutions. In addition to the regulations outlined below, our operations also are subject to various laws and regulations governing the occupational health and safety of our employees and wage regulations, in each of the respective jurisdictions that we operate.

Table of Content
Sanctions and Export Controls
We are subject to Israeli regulations controlling the export of encryption technology. The Wassenaar Arrangement is a multilateral export control regime with 42 participating states. Although Israel is not a party to the Wassenaar Arrangement, it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, neither cryptography (that is subject to Israeli encryption control laws) nor cryptanalytic technology is regulated under the Israeli export control regime, even where its capabilities would otherwise place such cryptography within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. Israeli law instead subjects such cryptography goods and technologies to its own encryption control regime, which includes export restrictions. Certain of our products are therefore currently subject to the Israeli encryption control regime and not to the Israeli export control laws vis-à-vis the Wassenaar Arrangement. Our export license under the Israeli encryption control regime prohibits us from exporting our controlled products to customers in certain countries and require us to obtain the consent of the Israeli Ministry of Defense to export controlled products to customers in certain other countries. We understand that these restrictions are based, among other things, on both considerations of national security and the Israeli government’s assessment of the human rights record of the country in question.
In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Last year this effort was renewed and the regulator stated publicly its intention to advance this reform imminently. Section 5A(4)(b) of Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List includes a new provision which (while not specifically stating) appears to apply to digital forensic technologies. If the reform will take place and the revised laws and regulations will come into effect, some of our solutions will become subject to the Wassenaar Arrangement dual use list as adopted by the State of Israel, and will likely be controlled under the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. For example, under the Defense Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense and, subject to certain marketing license exceptions, is subject to a licensing requirement from the Israeli Ministry of Defense for any export of controlled defense goods, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli (including within Israel) regarding controlled dual-use equipment, services and/or know-how. If this occurs and if we determine that this provision applies to some or all of our products, we may need to adapt our licensing, marketing and export practices to accommodate this regulatory change.
Various other countries in which we operate also regulate the import of certain encryption, decryption and cryptographic solutions and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries.
Currently, some of our solutions are not subject to any heightened restrictions under applicable export control laws. However, many countries where we operate update their import or export control laws and lists on a regular basis and, therefore, it is possible that some of our currently non-controlled solutions will become subject to heightened controls. Such change in controls could limit our or our resellers’ ability to distribute our solutions or limit our customers’ ability to use these solutions.
Our activities may be subject to certain economic sanctions laws including the laws of the State of Israel and the United States, and we have adopted policies to ensure we remain compliant with such applicable regimes, laws and regulations. In addition, we have adopted policies and procedures to restrict sales in certain additional countries and to designated entities and individuals.

Table of Content
Even if we operate in full compliance with Israeli, US and other applicable laws, unlawful uses of our products by our clients or partners, despite the risk mitigation mechanisms we have put in place to prevent this, may nevertheless occur and result in the designation of our company under sanctions lists.

Data Privacy
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or when they maintain or operate the relevant solution. One instance where we may have brief access to data is when a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases, the customer may share the data with the technical support team for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS solution. Further, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from digital sources that are sent to us by our customers. In such situations, we do not access or view customer data, maintain such data securely with limited access, and delete such data following confirmation that the data has been received by the customer. As a result, for the purposes of the GDPR and the UK equivalent legislation, we are not considered to be a controller and serve as a processor in a limited number of circumstances, within the meaning of those terms under applicable data privacy laws.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information.
The United States subjects companies to Federal and state laws and regulations regarding privacy and information security. California also recently enacted legislation, the CCPA, and follow-on legislation in the CPRA, which provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Additionally, Colorado adopted the Colorado Privacy Act (“CPA”) in June 2021 which went into effect on July 1, 2023. Utah also adopted the Utah Consumer Privacy Act (“UCPA”) in March 2022 which went into effect on December 31, 2023. Likewise, Connecticut enacted the Connecticut Act Concerning Personal Data Privacy and Online Monitoring (“CTDPA”) in May 2022 which went into effect on July 1, 2023. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions.

Table of Content
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
As we continue to innovate and improve our offerings by leveraging AI, jurisdictions are turning increasing attention to the regulation and governance of the use of AI and machine learning technologies. As these legal requirements evolve, we may face additional scrutiny and regulation, and bear increased compliance costs and other exposures, associated with the regulation of our use of such technologies. In addition, we may become subject to new or heightened legal, ethical or other challenges arising out of the perceived or actual impact of AI on human rights, intellectual property, privacy and employment, among other issues, and we may experience brand or reputational harm, legal liability or increased costs associated with those issues. For more information, see “—Issues in the use of artificial intelligence (“AI”) (including machine learning) in our C2C Platform may result in reputational harm, liability or impact our financial results.”

Intellectual Property
Our suite of digital investigative solutions is based on proprietary software and related intellectual property rights. We rely on a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights, including those relating to our technology and solutions. In addition, we license technology from third parties that is integrated into some of our solutions.
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
Legal Proceedings
See “Part I, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
C. ORGANIZATIONAL STRUCTURE
The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan and India, which are listed below:

Table of Content
SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligência Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
Cellebrite Digital Intelligence LP	U.S. (Delaware)

All subsidiaries are 100% owned by Cellebrite DI Ltd., except: Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited, Cellebrite Digital Intelligence LP which is 99% owned by Cellebrite DI Ltd., and 1% owned by Cellebrite Inc., and Cellebrite Digital Intelligence Solutions Private Limited which is 99.99% owned by Cellebrite DI Ltd and 0.01% owned by Cellebrite Asia Pacific Pte Ltd.

D. PROPERTY, PLANTS AND EQUIPMENT
Our main offices are currently located in a 6,386 square meter facility that we lease in Petah-Tikva, Israel, where the premises are used for all aspects of our operations (except for our factory). Our lease for this facility initially expired on December 11, 2007 and was extended until May 15, 2026. We also lease a 1,445 square meters facility in Kiryat Malachi, Israel where the premises are used for our hardware factory. Our lease for this facility initially expired in June 7, 2018 and was extended until February 28, 2031.
Our US main offices are currently located in a 12,698 sq. ft facility that we lease in Vienna, Virginia USA, where the offices are used for our sales, marketing and other go-to-market activities in the Americas. Our lease for this facility was extended until April 30, 2028.
In addition, we have offices in the following locations: Morristown, New Jersey; Ottawa, Canada; Singapore; New Delhi, India; Canberra, Australia; Tokyo, Japan; Sao Paulo, Brazil; London, UK; Munich, Germany and Tel Aviv, Israel. Our offices support functions across sales and marketing, services, research and development, and operations and administration.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

Table of Content
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
Overview
Cellebrite is a leading provider of digital investigative solutions, primarily comprised of software and services, that help public and private sector customers around the world transform their investigative workflows and make digital evidence more accessible, actionable and defensible. Our digital forensics software, case and evidence management, and investigative analytic solutions offered within our Case-to-Closure (C2C) Platform are used to advance legally sanctioned investigations by approximately 7,000 customers worldwide, including many of the largest federal, state and local law enforcement and government agencies as well as enterprise companies and service providers. For more information, see “Part I, Item 4. Information on the Company — B. Business Overview.”
Our revenue was $325.1 million and $270.7 million for the years ended December 31, 2023 and 2022, respectively, representing a year-over-year increase of 20%. The increase in revenue period-over-period was driven by the following: (i) continued sales to existing customer base; and (ii) continuous adoption of our entire portfolio of offering.
Net loss of $81.1 million and net income of $120.8 million were incurred for the years ended December 31, 2023 and 2022, respectively, representing a period-over-period decrease of $201.9 million. This decrease primarily reflects the impact of the financial expenses from presenting the Company’s Warrants, Restricted Sponsor shares liability and Price adjustment shares liability at their fair value. Our Adjusted EBITDA for the years ended December 31, 2023 and 2022 was $61.9 million and $25.9 million, respectively and reflects the company’s continuous revenue growth couple be prudent spending management.

Acquisitions
See “Part I, Item 4. Information on the Company—B. Business Overview—Recent Acquisitions.”

Table of Content
Merger
On April 8, 2021, TWC, Cellebrite and Merger Sub entered into the Merger Agreement providing for, upon the terms and subject to the conditions thereof, the Merger between TWC and Cellebrite pursuant to which, among other things, Merger Sub merged with and into TWC at the Effective Time (as defined in the Merger Agreement), with TWC continuing as the surviving entity and as a wholly-owned subsidiary of Cellebrite. The Merger closed on August 30, 2021. The Merger was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Cellebrite has been determined to be the accounting acquirer. The combined entity is the successor SEC registrant, meaning that Cellebrite’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. In December 2023, TWC was dissolved.
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

Key Factors Affecting Our Performance
Our historical financial performance has been, and we expect our financial performance in the future to be, mainly driven by our ability to:
•Increase penetration within existing customers. We plan to continue to increase penetration within our existing customers with our Case-to-Closure Platform of digital investigative software solutions and by expanding the breadth of our solutions capabilities to provide for continued up-sell and cross-selling opportunities primarily within the digital forensics units and investigative units of our law enforcement agency customers. We have seen increase in Annual Recurring Revenue (“ARR”) and dollar-based net retention due to the broad use cases of our software offerings with public sector and private sector customers.
•Extend our technology and market leadership position. We intend to strengthen our position as a market-leading digital investigative suite of software solutions through investment in research and development and continued innovation. We plan to expand the functionality of our software solutions and invest in capabilities that cater to customer needs and mode of operation. Also, we are increasing our investment in SaaS and Cloud to address growing demand to use our solutions via these deployment options. Additionally, we plan to promote our offerings to address more private sector use cases. We believe this strategy expands our addressable market, enables new growth opportunities and allows us to continue to deliver differentiated high-value outcomes to our customers.
•Grow our customer base. We intend to drive new customer growth in both the public sector, mainly with smaller accounts, as well as in the private sector by focusing on enterprise accounts and introducing new offerings to address customers’ needs (for example, our additional remote collection offering).

Table of Content
Key Metrics
In addition to our U.S. GAAP financial information, we monitor the following key metrics and non-GAAP financial measure in order to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,
	2023	2022

Annual recurring revenue (ARR)	$316	$249
YoY ARR Growth	27%	33%
Recurring revenue dollar-based net retention rate	125%	130%
Adjusted EBITDA	61.9	25.9
Annual recurring revenue: ARR is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to other non-recurring in effect at the end of that period. Subscription license contracts and maintenance contracts for other non-recurring are annualized by multiplying a full month revenue as of the last month of the period by 12.
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
Non-GAAP Operating Income:    Non-GAAP Operating Income is calculated as Operating Income plus issuance expenses, share-based compensation expenses, amortization of intangible assets, and acquisition related costs.

The following table provides a reconciliation of our operating income to Non-GAAP operating income:

	Year Ended December 31,
	2023	2022
	($ in thousands)
Operating income	$33,237	$1,044
Issuance expenses	(345)	—
Share-based compensation expense	18,998	13,708
Amortization of intangible assets	3,347	2,826
Acquisition related costs	45	1,960
Non-GAAP operating income	$55,282	$19,538

Adjusted EBITDA: Adjusted EBITDA is calculated as net income plus financial expense (income), tax expense (income), depreciation expenses, amortization of intangible assets, issuance expenses, share-based compensation expense, acquisition related costs.

Table of Content
The following table provides a reconciliation of our net income to Adjusted EBITDA:

	Year Ended December 31,
	2023	2022
	($ in thousands)
Net (loss) income	$(81,100)	$120,805
Financial expense (income)	108,800	(119,716)
Tax expense (income)	5,537	(45)
Depreciation expenses	6,664	6,368
Amortization of intangible assets	3,347	2,826
Issuance expenses	(345)	—
Share-based compensation expense	18,998	13,708
Acquisition related costs	45	1,960
Adjusted EBITDA	61,946	25,906
Adjusted EBITDA margin	19%	10%
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

•To the extent that the above adjustments have an effect on tax expense (income), such an effect is excluded in the non-GAAP adjustment to net income;

•Tax expense (income), and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

•Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Table of Content
Key Components of Results of Operations
Revenue
Revenue consists of subscription, other non-recurring, and professional services.
•Subscription. Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise subscription license. In connection with our term-based license and other non-recurring arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.
•Other non-recurring. Other non-recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in conjunction with new software license, perpetual license and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.
•Professional Services. Professional Services consists of revenue related to: (i) certified training sessions by Cellebrite Training; (ii) our advanced services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. The revenue of professional services is recognized upon the delivery of our services.
Cost of Revenue
Cost of revenue consists of cost of subscription, cost of other non-recurring, and cost of professional services.
•Cost of Subscription. Cost of subscription revenue includes all direct cost to deliver and support subscription services, including salaries and related employees’ expenses, allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, and IT related expenses. We recognize these costs and expenses upon occurrence.
•Cost of other non-recurring. Cost of other non-recurring revenue includes all direct costs to deliver other non-recurring revenue, including HW costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence.
•Cost of Professional Service. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to services such as services materials, allocated overhead such as depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.

Table of Content
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

Operating Expenses
Operating expenses consists of research and development, sales and marketing and general and administrative. The most significant components of our operating expenses are personnel costs, which is included in each component of operating expenses and consists of salaries, benefits, bonuses, stock-based compensation and, with regards to sales and marketing expenses, sales commissions.
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
•General and administrative. General and administrative expenses primarily consist of personnel, insurance, consultants and facility-related costs for our executive, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our expenses due to growing our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Quarterly Trends in Operating Expenses
Operating expenses have generally increased sequentially as a result of our growth and are primarily related to increases in personnel-related costs, including share-based compensation, to support the expanded operations, continued investment in research and development, and expansion of commercial and marketing investments.

Table of Content
Financial (Expense) Income, Net
Financial (expense) income, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

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

Results of Operations
The following tables and narrative set forth our results of operations for the periods presented. For a comparison of our results of operations for the years ended December 31, 2022 and 2021, see “Part I, Item 5. Operating and Financial Review Prospects—A. Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023, which comparative information is herein incorporated by reference.

Table of Content

	Year ended December 31,
	2023	2022
	($ in thousands)
Revenue:
Subscription services	$209,751	$153,470
Term-license	70,663	62,487
Total subscription	280,414	215,957
Other non-recurring	13,561	21,373
Professional services	31,135	33,321
Total Revenue	325,110	270,651
Cost of revenue:
Cost of subscription services	19,219	16,875
Cost of term license	6	425
Total cost of subscription	19,225	17,300
Cost of other non-recurring	13,766	12,987
Cost of professional services	20,240	20,459
Total cost of revenue	53,231	50,746
Gross profit	$271,879	$219,905
Operating expenses:
Research and development	84,386	80,620
Sales and marketing	110,813	97,387
General and administrative	43,443	40,854
Total operating expenses	238,642	218,861
Operating income	33,237	1,044
Financial (expense) income, net	(108,800)	119,716
(Loss) income before tax expenses	(75,563)	120,760
Tax expense (income)	5,537	(45)
Net (loss) income	$(81,100)	$120,805
Other comprehensive income
Unrealized income (loss) on hedging transactions, net of tax	1,252	(953)
Unrealize income (loss) on marketable securities	506	(502)
Foreign currency translation adjustments	(1,039)	414
Total other comprehensive income (loss), net of tax	719	(1,041)
Total comprehensive (loss) income	$(80,381)	$119,764

Table of Content
Results of operations includes share-based compensation expenses:

	Year ended December 31,
	2023	2022
	($ in thousands)
Cost of revenue	$1,733	$1,283
Research and development	4,673	2,974
Sales and marketing	6,478	$5,041
General and administrative	6,114	4,410
Total share-based compensation	$18,998	$13,708

The following table summarizes revenue for the year ended December 31

Revenue

	Year Ended December 31,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Subscription services	$209,751	$153,470	$56,281	37%
Term-license	70,663	62,487	8,176	13%
Total subscription	280,414	215,957	64,457	30%
Other non-recurring	13,561	21,373	(7,812)	(37%)
Professional services	31,135	33,321	(2,186)	(7%)
Total Revenue	$325,110	$270,651	$54,459	20%

Subscription
Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise subscription license. Subscription revenue increased by $64.5 million, or 30% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily due to an increase related to the continuous adoption of our leading Collect & Review offering.

Other non-recurring
Other non-recurring and other revenue decreased by $7.8 million, or 37% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily due to the adoption of our leading Collect & Review offering in a term-based license model instead of a perpetual model and usage-based fees.

Professional Services
Professional services revenue decreased by $2.2 million, or 7% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily due to reduced demand for Cellebrite Advanced Services as more customers adopted the advanced lawful access solutions.

Table of Content

Cost of Revenue

	Year Ended December 31,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Cost of subscription services	$19,219	$16,875	$2,344	14%
Cost of term license	6	425	(419)	(99%)
Total subscription	19,225	17,300	1,925	11%
Cost of other non-recurring	13,766	12,987	779	6%
Cost of professional services	20,240	20,459	(219)	(1%)
Cost of Revenue	$53,231	$50,746	$2,485	5%

Cost of Subscription
Cost of subscription services increased by $1.9 million, or 11% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase is primarily due to OEM expenses, customer success and customer support expenses.

Cost of Other Non-Recurring
Cost of other non-recurring revenue marginally increased by $0.8 million, or 6% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase is primarily due to higher hardware revenue offset by a decrease in shipping costs.

Cost of Professional Services
Cost of professional services revenue decreased by $0.2 million, or 1% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This decrease is primarily due to efficiency introduced in our Training operation.

Table of Content
Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$190,532	$136,595	$53,937	39%
Term-license	70,657	62,062	8,595	14%
Total subscription	261,189	198,657	62,532	31%
Other non-recurring	(205)	8,386	(8,591)	(102%)
Professional services	10,895	12,862	(1,967)	(15%)
Total gross profit	$271,879	$219,905	$51,974	24%

Gross Profit Margins:
Subscription services	91%	89%
Term-license	100%	99%
Total subscription	93%	92%
Other non-recurring	(2%)	39%
Professional services	35%	39%
Total gross margin	84%	81%

Subscription
Subscription gross profit increased by $62.5 million, or 31%, during the year ended December 31, 2023, as compared to the year ended December 31, 2022. Subscription gross profit margin marginally increased from 92% to 93%, during the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly due to a decrease in hosting expenses and partner solution expenses.

Other non-recurring
Other non-recurring and other gross profit decreased by $8.6 million, or 102%, during the year ended December 31, 2023, as compared to the year ended December 31, 2022. Other non-recurring and other gross profit margin decreased from 39% to (2)%, during the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly as a result of lower Perpetual revenue and higher hardware revenue mix in 2023.

Professional Services
Professional services gross profit decreased by $2.0 million, or 15% during the year ended December 31, 2023, as compared to the year ended December 31, 2022. Services gross profit margin decreased from 39% to 35%, during the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly as a result of lower CAS revenue offset by some training operational efficiency.

Table of Content
Operating Expenses

	Year Ended December 31		Change
	2023	2022	Amount	Percent
	($ in thousands)
Operating expenses
Research and development	84,386	80,620	3,766	5%
Sales and marketing	110,813	97,387	13,426	14%
General and administrative	43,443	40,854	2,589	6%
Total operating expenses	$238,642	$218,861	$19,781	9%

Research and development
Research and development expenses increased by $3.8 million, or 5%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase is mainly attributable to an increase in salaries related costs for employees.

Sales and marketing
Sales and marketing expenses increased by $13.4 million, or 14%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase primarily relates to higher salaries and related costs for employees and commissions earned by our sales personnel of $8.9 million and increase of $4.1 million in Marketing activities.

General and administrative
General and administrative expenses increased by $2.6 million, or 6%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase primarily relates to consultancy and salaries related, offset by a decrease relating to insurance expenses.

Finance (Expense) Income, net
Finance (expense) income, net decreased by $228.5 million, or 191%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly due to revaluation of derivative warrants, sponsor earn out shares and price adjustment shares derived expenses in 2023 due to an increase in share price.

Taxes on Income
Taxes on income increased by $5.6 million, or 12,404%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly as a result of profit for tax position in the Parent Company. For additional information regarding Israeli corporate tax, see - “Part I, Item 10. Additional Information — E. Material U.S Federal Income Tax Considerations —Non-U.S Holders - Tax Benefits Subsequent to the 2005 Amendment.”

Table of Content
B. Liquidity and Capital Resources
The following tables and narrative set forth our results of operations for the periods presented. For a discussion of our cash flows for the year ended December 31, 2021, see “Part I, Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023, which comparative information is herein incorporated by reference.
Our cash, cash equivalents, short-term deposits and marketable securities were $331.8 million and $205.7 million as of December 31, 2023 and December 31, 2022, respectively.
We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the fiscal years ended December 31, 2023 and 2022, our capital expenditures amounted to $7.9 million and $9.1 million, respectively, primarily consisting of expenditures related to property and equipment and software and intangible assets, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.
We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our organic operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new customer base, the timing of introductions of new software products and enhancements to existing software products, and the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.
Credit Facilities
We do not have any credit facilities.
Cash Flows

	Year Ended December 31,
	2023	2022
	($ in thousands)
Net cash provided by operating activities	$102,058	$20,577
Net cash used in investing activities	$(22,540)	$(91,231)
Net cash provided by financing activities	$21,765	$13,970
Operating Activities
For the year ended December 31, 2023, cash provided by operating activities was $102.1 million, mainly as a result of an increase in the Company’s non-GAAP operating income, increase in sales to customers, and a decrease in accounts payables and accrued expenses.
For the year ended December 31, 2022, cash provided by operating activities was $20.6 million, mainly as a result of the following: increase in deferred revenue, as a result of increased sales to customers, off-set by increase in inventories, prepaid expenses and other current assets, decrease in trade payables and other accounts payables and accrued expenses.

Table of Content

Investing Activities
Cash used in investing activities in the year ended December 31, 2023 was $22.5 million, primarily as a result of purchase of property and equipment in the amount of $5.2 million, purchase of Intangible assets in the amount of $2.7 million, investment and maturities in short term deposits, net of $15.6 million.
Cash used in investing activities in the year ended December 31, 2022 was $91.2 million, primarily as a result of purchase of property and equipment in the amount of $6.9 million, investment and maturities in marketable securities, net of $67.1 million and investment and maturities in short term deposits, net of $15.1 million.

Financing Activities
Cash provided by financing activities in the year ended December 31, 2023 was $21.8 million, mainly as a result of proceeds from exercise of stock options to shares of $19.1 million and proceeds from Employee Share Purchase Plan, net of $2.6 million.
Cash provided by financing activities in the year ended December 31, 2022 was $14 million, mainly as a result of proceeds from exercise of stock options to shares of $12.6 million and proceeds from Employee Share Purchase Plan, net of $1.3 million.

Contractual Obligations and Commitments
As of December 31, 2023, we had commitments of $15.5 million related to office and car leases arrangements, that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Payments under these commitments are estimated to be made as follows:

(In thousands of U.S. dollars)	Payments (1)

Less than 1 year	$5,071
1-3 years	5,887
3-5 years	1,907
More than 5 years	2,674
Total	$15,539
(1) Amounts do not include recourse that we may have to recover termination fees or penalties from clients.
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

Table of Content
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
Foreign Currency Exchange Risk
Our revenue and expenses are primarily denominated in U.S. dollars and NIS and to a lesser extent, other currencies in our relevant subsidiaries. As some of our sales are denominated in non-U.S. dollars currencies, our revenue is subject to foreign currency risk. In addition, a significant portion of our operating costs in Israel, consisting mainly of salaries and related personnel expenses are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into Derivative Instruments for trading or speculative purposes. We account for our Derivative Instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $8.3 million and $9.3 million, for the year ended December 31, 2023 and 2022, respectively.
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
As of December 31, 2023, our cash, cash equivalents and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would have affected our cash, cash equivalents, restricted cash, and short-term investment balances in amount of $3.1 million and $3.6 million as of December 31, 2023 and 2022, respectively.

Interest Rate Risk
As of December 31, 2023, we had cash and cash equivalents of $189.5 million and short-term deposits of $74.7 million. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would have impacted our financial income by approximately $4.8 million for the year ended December 31, 2023.

Table of Content
Inflation Risk
Inflationary factors, such as increases in our cost of goods sold, may adversely affect our operating results. Although, recent elevated levels of inflation in the global and U.S. economies have not had a significant impact on our results of business, financial condition, or operations, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross profit if the selling prices of our products do not increase as much or more than these increased costs. If elevated levels of inflation persist or increase, our business, financial condition, or operations could be adversely affected, particularly in certain global markets. Additionally, most of our sales are denominated in U.S. dollars, EUR or GBP, which have not been subject to material currency inflation, and our operating expenses are denominated in NIS and U.S. dollar and have not been subject to material currency inflation.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $84.4 million, $80.6 million and $65.5 million for the years ended December 31, 2023, 2022 and 2021 respectively. As described in “Part I, Item 3. Key Information—3.D. Risk Factors” and elsewhere in this Annual Report, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Part I, Item 3. Key Information—D. Risk Factors” and “Part I, Item 4. Information on the Company—B. Business Overview—Regulations.” For further information on our research and development policies and additional product information, see “ Part I, Item 4. Information on the Company— B. Business Overview.”

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

Revenue Recognition
The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end customers.

Table of Content
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

Share-based Compensation
We accounts for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grants based on the fair value of the awards granted. We grant awards that vest upon the satisfaction of service conditions and in certain grant market conditions. For awards with graded vesting schedules subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards. The Company estimate the fair value of share options granted using the Black-Scholes-Merton option-pricing model and for ESPP awards Monte Carlo pricing model and acceleration method. The Company measures the grant date fair value of its Restricted Share Units (“RSU”) based on the closing market price of the ordinary share on the date of grant. For Performance Share Units (“PSU”) subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.
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

Table of Content
Expected volatility Options — Since the Company has a limited trading history of its Ordinary Shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option (ii) historical volatility of the Company’s publicly traded shares, commencing August 30, 2021 and (iii) implied volatility of the Company’s publicly traded Warrants.
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

Table of Content
Marketable securities
The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities” and ASC No,326, “Financial Instrument - Credit Losses”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.
As of December 31, 2023, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity (deficiency) in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.
For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial (expenses) income and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income. As of December 31, 2023, no credit losses have been recorded.
We classified all our securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.

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

Table of Content
Recent Accounting Pronouncements
See the Summary of Significant Accounting Policies, included in our audited consolidated statements included in this Annual Report for a description of recently issued accounting pronouncements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT
The following persons who serve as Cellebrite’s executive officers and directors, including their ages as of March 21, 2024. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Yossi Carmil	57	Chief Executive Officer, Director
Dana Gerner	56	Chief Financial Officer
Ronnen Armon	60	Chief Products & Technologies Officer
Leeor Ben-Peretz	48	Chief Strategy Officer
Ayala Berler Shapira	53	General Counsel & Chief Compliance Officer
Marcus Jewell	51	Chief Revenue Officer
Lisa Cole	50	Chief Marketing Officer
Zohar Tadmor-Eilat	53	Chief People Officer
Directors
Thomas E. Hogan	64	Chairman of the Board
Ryusuke Utsumi	58	Director
Yonatan Domnitz	42	Director
Elly Keinan	59	Director
Adam H. Clammer	53	Director
Brandon Van Buren	41	Director
Nadine Baudot-Trajtenberg	68	External Director
Dafna Gruber	58	External Director
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

Table of Content
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
Ayala Berler Shapira is our General Counsel & Chief Compliance Officer, a position which she has held since September 2022. Prior to joining Cellebrite, Ms. Berler Shapira held the position of Deputy General Counsel at Amdocs, a leading global software provider to the media and telecommunication industries, from 2011. Prior to that she acted as General Counsel for Jungo, a fast-growing high-tech company operating in the telecommunication market from 2006 until 2011. Prior to that she held a number of legal positions, both in house and in private practice. Ms. Berler Shapira holds a a LLB in Law and BA in Business Administration from Tel-Aviv University and is a member of the Israeli and New York Bar Associations.
Marcus Jewell is our Chief Revenue Officer (CRO), a position which he held since November 2023. Mr. Jewell brings over 25 years of senior-level sales and management expertise. Marcus served as the CRO at CSS LLC, the parent company of CloudKitchens from 2022 to 2023. Prior to that he worked in various positions, including CRO at Juniper Networks from 2017 to 2023. Prior to that he served in senior global leadership roles at Brocade and Mitel, from 2005 to 2017. In 2021 Marcus was recognized by New Era as one of the top 10 most influential CRO’s Globally. Marcus graduated from the University of South Wales with an Honors Degree in Engineering.
Lisa Cole is our Chief Marketing Officer, a position which she has held since joining Cellebrite in October 2022. Prior to joining Cellebrite, Ms. Cole was the Vice President of Corporate Marketing at FARO from October 2019 to October 2022. Prior to that, she was the Chief Marketing Officer at Huron from May 2017 to October 2019. Her transformative work for both companies improved performance and resulted in three prestigious honors: the 2022 Forrester Return on Integration (ROI) Award, SiriusDecisions’ 2018 ROI Award; and Demand Gen Report’s 2018 B2B Innovator Award. Ms. Cole holds a BS degree in Marketing Management from Western Governors University.
Zohar Tadmor Eilat is our Chief People Officer. Before joining Cellebrite, Ms. Tadmor Eilat was Global VP of Human Resources at CyberArk for 6 years. Prior to CyberArk, Ms. Tadmor Eilat served as the Global VP of Human Resources at BitTech/ BetaMedia for 3 years, and before that, she was the General Manager of HRISRAEL for 2 years and the VP of HR of Cal-Auto Group for 3 years. Ms. Tadmor Eilat holds an M.A. in Labor Studies – Organizational consulting and human resources management from Tel Aviv University, and a B.A. in Social Work, from the Hebrew University of Jerusalem.

Table of Content
Directors
Thomas E. Hogan is a Director of Cellebrite and the Executive Chairman of the Board of Directors, a position which he has held since 2023. Mr. Hogan served as an Operating Managing Director for Vista Equity Partners from January, 2021 to February, 2023. During his Vista tenure Mr. Hogan served on the boards of privately held software companies, Pluralsight, Infoblox, Drift, and Gainsight. Prior to joining Vista in January 2021, Tom was the Chairman and CEO of Kony, Inc. from 2014 to its acquisition in the fall of 2019 by Swiss-based Temenos. Mr. Hogan also served on the board of Citrix from 2018 to 2022 when it was acquired by Vista Equity Partners. Prior to Kony, he was the executive vice president of Sales and Marketing for HP's $57B Enterprise Business in 2010 after serving as the head of HP's Software business from 2006 - 2009. Prior to that he held senior executive positions with Siebel Systems and IBM and a five year stint as the CEO and board member of Vignette (VIGN). Mr. Hogan holds a master's degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois.
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
Yonatan Domnitz is a Director of Cellebrite, a position which he has held since April 2020. Mr. Domnitz was appointed as a Director of SUNCORPORATION, the parent company of Cellebrite, in April 2020. He currently serves as a Managing Director and Strategic Analyst at Oasis Management (Hong Kong), a wholly-owned investment sub-advisory affiliate of Oasis Management Company Ltd., having joined the firm as an analyst in August 2012. Prior to his role with Oasis, Mr. Domnitz served as a Forensic Accountant at C. Lewis & Company LLP from January 2010 to August 2012 and RGL Forensics from August 2006 to December 2009. Mr. Domnitz has a BA (Hons) in History from University College London, successfully completed the Legal Practice Course at the College of Law having also attained a Graduate Diploma in Law. Mr. Domnitz qualified as a Chartered Accountant in 2009 and is an Associate member of the Institute of Chartered Accountants in England and Wales.
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
Adam H. Clammer is a Director of Cellebrite, a position which he has held since the consummation of the Merger. Mr. Clammer served as the Chief Executive Officer and a Director of TWC Tech Holdings II, LLC, from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR since 1995, where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as Chairman of the Board of LeadVenture since 2017, as a director of VitalEdge Technologies (fka e-Emphasys) since 2022, as a director of Open Lending since 2020 and as a director of Rover Group, Inc (Nasdaq: ROVER) since 2021. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Table of Content
Brandon Van Buren is a Director of Cellebrite, a position which he has held since May 2023. Mr. Van Buren was a Partner at Light Street, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2022, and a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.
Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since the consummation of the Merger. Ms Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches at the Arison school of Business at Reichman University in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed the Masters of Business Administration and Global Masters of Business Administration programs. She is currently a Director at Bank esh Israel, a newly licensed retail bank in Israel as well as a member of the board of the Hebrew University in Jerusalem. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland. Dr. Baudot-Trajtenberg holds a BSc. In Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D in Economics from Harvard University.
Dafna Gruber serves as an External Director, under Israeli Companies Law, of Cellebrite, a position which she has held since 2021. Ms. Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an External Director at ICL Group Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Board Diversity
The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report

Board Diversity Matrix (as of March 10, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes

Table of Content

Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	3

Family Relationships
There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management
Our directors, aside from our external directors, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to the specific director appointment rights initially contained in the Amended Articles, (i) two directors (currently Adam H. Clammer and Brandon Van Buren), reasonably acceptable to Cellebrite, were nominated by the Sponsor (each a “Sponsor Director”); (ii) two directors (currently Ryusuke Utsumi and Yonatan Domnitz), reasonably acceptable to Cellebrite, were nominated by SUNCORPORATION (each a “SUN Director”); and (iii) one director, reasonably acceptable to Cellebrite, was nominated by IGP (“IGP Director”). However, as of the filing of this annual report, IGP no longer has nomination rights as they no longer hold the requisite 10%, and accordingly, following the retirement of Mr. Haim Shani, IGP has no representative on the Company’s

Table of Content
board. As of the date of this annual report, the Amended Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. . Our external directors were elected by our shareholders on November 29, 2021and are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”

Nadine Baudot-Trajtenberg and Dafna Gruber are considered external directors as required by Israeli Law, and together with Elly Keinan the three are considered independent directors under Israeli law (for the avoidance of doubt, the definition of independent director under Israeli Law differs than the definition under Nasdaq Rules). The Chairperson of Cellebrite’s board of directors is Thomas E. Hogan, who has served in such capacity in accordance with the terms of the Amended Articles since August 2023.

B.    COMPENSATION
Aggregate Compensation of Executive Officers and Directors
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2023 was approximately $12.6 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. Additionally, during the year December 31, 2023, we granted to our executive officers and directors under our equity incentive plans 3,890,492 Options, PSUs and RSUs.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

•Yossi Carmil. Compensation expenses recorded in 2023 of $477 thousands in salary expenses and $158 thousands in social benefits costs.
•Dana Gerner. Compensation expenses recorded in 2023 of $307 thousands in salary expenses and $81 thousands in social benefits costs.
•Ronnen Armon. Compensation expenses recorded in 2023 of $282 thousands in salary expenses and $77 thousands in social benefits costs.
•Leeor Ben-Peretz. Compensation expenses recorded in 2023 of $236 thousands in salary expenses and $63 thousands in social benefits costs.
•Lisa Cole. Compensation expenses recorded in 2023 of $300 thousands in salary expenses and $32 thousands in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

Table of Content
In accordance with the Company’s Compensation Policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2023 cash bonus expenses for, Yossi Carmil, Dana Gerner, Ronnen Armon , Leeor Ben-Peretz and Lisa Cole as provided for in our 2023 financial statements (but due during 2024), were $503, $261, $157, $171 and $167 thousands, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for options, PSUs and restricted share units granted to Yossi Carmil, Dana Gerner, Ronnen Armon ,Leeor Ben-Peretz and Lisa Cole of $1,009 thousands, $543 thousands, $512 thousands, $425 thousands and $132 thousands respectively.
The relevant amounts underlying the equity awards granted to our executive officers in previous years will continue to be expensed in our financial statements over a four-year period on account of the grants given in previous years. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.
We pay each of our non-employee directors, except for our executive chairman (including our external directors in accordance with the Companies Law), an annual retainer of $45 thousand, and with respect to an expert external director (as such term is defined in the Companies Law), an annual retainer of $60 thousand. We also grant our non-employee directors, except for our executive chairman (including our external directors in accordance with the Companies Law) equity in the Company. In August 2021, upon election, non-employee directors were granted with restricted share units under our 2021 Equity Incentive Plan at a fair market value of $150 thousand, which vest in three equal annual installments (the "Initial Grant") as a one time event. Following the Initial Grant and going forward, at each annual general meeting of our shareholders, beginning with the annual general meeting that was held in 2023, and provided the director is still in office, our non-employee director other than our executive chairman are granted restricted share units under our incentive plan at a fair market value of $100 thousand as of the date of grant, which fully vest on the first anniversary of the grant date, respectively (the “Annual Grant”). We pay our executive chairman of the board (i) a fixed annual service fee of $150 thousand (plus VAT if applicable), so long as he remains a member of the Board, (ii) a maximum annual bonus in the amount of $250 thousand comprised of two separate tranches, based on achievement of performance targets, and (iii) participation in the Company’s U.S. group medical insurance plan. We further granted our executive chairman of the Board, upon commencement of his tenure as chairman of the company options to purchase, in the aggregate, 1,500,000 Ordinary Shares of the Company, part of which vest in four equal annual installments and part of which vest upon achievement of a share price target. All above mentioned awards shall be accelerated in certain change of control events.

Table of Content
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

Table of Content
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (and if not a member of the board, by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate.

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
Authorized Shares. As of December 31, 2023, there were options to purchase 3,973,980 Ordinary Shares outstanding under the 2008 Plan. Ordinary shares subject to options granted under the 2008 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Equity Incentive Plan (the “2021 Plan”).
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

Table of Content
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
Authorized Shares. As of December 31, 2023, there were options outstanding to purchase 7,801,361 Ordinary Shares under the 2019 Option Plan. Ordinary shares subject to options granted under the 2019 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan.

Table of Content
Any Shares (a) underlying an option granted under the 2019 Option Plan or an option granted under the 2008 Plan (and any sub-plans) (the “Prior Plans”) (in an amount not to exceed 16,921,120 Shares under the Prior Plan(s)) that has expired, or was cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by Cellebrite, tendered to pay the exercise price of an option (or the exercise price or other purchase price of any option under the Prior Plan(s)), or withholding tax obligations with respect to an option (or any options under the Prior Plan(s)); or (c) if permitted by the Company, subject to an option (or any option under the Prior Plan(s)) that are not delivered to a Grantee because such shares are withheld to pay the exercise price of such option (or of any option under the Prior Plan(s)), or withholding tax obligations with respect to such option (or such other option); shall automatically, and without any further action on the part of Cellebrite or any grantee, again be available for grant of options and shares issued upon exercise of (if applicable) vesting thereof for the purposes of the 2019 Option Plan (unless the 2019 Option Plan shall have been terminated) or unless the board determines otherwise. Such shares may, in whole or in part, be authorized but unissued shares.
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

Table of Content
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

Table of Content
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
Authorized Shares. As of December 31, 2023, there were no awards related to Ordinary Shares outstanding under the 2019 Plan.
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

Table of Content
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

Table of Content
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
Shares Available for Grants. As of December 31, 2023, there were 12,435,797 Ordinary Shares underlying outstanding awards (including options, PSUs and RSUs) under the 2021 Plan, and 25,218,083 Ordinary Shares available for future grant under the 2021 Plan. The maximum number of Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,716,872 shares, equal to 10% of our outstanding shares immediately after the closing of the Merger, (ii) any shares subject to awards under the 2008 and the 2019 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year. No more than 24,100,000 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2019 Option Plan or the 2008 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Table of Content
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

Table of Content
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

Table of Content
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
Authorized Shares. The maximum number of shares of our common stock which was initially available for issuance under the ESPP was not to exceed 1,871,687 shares, equal to 1% of our outstanding shares immediately after the closing of the Merger. In 2023 the Company issued a total of 587,579 shares with respect to ESPP. On the first day of each fiscal year beginning with our 2023 fiscal year and ending on and including the fiscal year of 2033, the initial pool of Ordinary Shares available for issuance under the ESPP has and shall be increased by that number of our Ordinary Shares equal to the lesser of:
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

Table of Content
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

Table of Content
C.    BOARD PRACTICES
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.
Additionally, we are a “foreign private issuer” under the Exchange Act. As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the quorum requirement for shareholder meetings and the requirement regarding distribution of annual reports. For more information, see “ Part I, Item 16G. Corporate Governance.” We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic issuers. For more information, see “Part I, Item 3. Key Information — D. Risk Factors—Risks Relating to an Investment in our Securities —As a ‘foreign private issuer’ under applicable securities laws and regulations, Cellebrite is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States, and will follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

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
Our directors who are not external directors are divided among the three classes as follows:

•the Class III directors are Yossi Carmil, Adam Clammer, and Thomas Hogan, and their terms will expire at our annual meeting of shareholders to be held in 2024; and
•the Class I directors are Elly Keinan and Yonatan Domnitz, and their terms will expire at the annual general meeting of shareholders to be held in 2025; and
•the Class II directors are Brandon Van Buren and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026.

Table of Content

Our directors, aside from our external directors, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to the specific director appointment rights contained in the Amended Articles, (i) two directors reasonably acceptable to Cellebrite were nominated by the Sponsor (each a “Sponsor Director”); and (ii) two directors reasonably acceptable to Cellebrite were nominated by SUNCORPORATION (each a “SUN Director”). As of the date of this annual report, the Amended Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. Our external directors were elected by our shareholders on November 29, 2021 and are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”
Each director, aside from our external directors, the Sponsor Directors and the SUN Directors will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
With respect to the directors appointed pursuant to the specific appointment rights described above: one Sponsor Director serves in Class II (the “Class II Sponsor Director”) and the other Sponsor Director serves in Class III (the “Class III Sponsor Director”); one SUN Director serves in Class I (the “Class I SUN Director”) and the other SUN Director serves in Class II (the “Class II SUN Director”).
The director appointment rights of the Sponsor and SUNCORPORATION under the Cellebrite Articles are subject to the following limitations:

•The Sponsor had the right to appoint a Class II Sponsor Director and a Class III Sponsor Director during the period commencing on the date of the consummation of the Merger and ending on the earlier of (i) the date immediately following Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which TWC and certain affiliates (the “Sponsor Parties”) beneficially own in the aggregate less than two-thirds (2/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the date of the consummation of the Merger. Following such period and until the earlier of (i) the date immediately prior to Cellebrite’s 2027 annual general meeting of its shareholders and (ii) the date on which the Sponsor Parties beneficially own in the aggregate less than one-third (1/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the consummation of the Merger, the Sponsor has the right to appoint one Class III Sponsor Director.
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

Table of Content
Under the Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors, the Sponsor Directors and the SUN Directors) from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office or in case of a Sponsor Directors or SUN Directors, by a majority of the holders of the respective director appointment rights. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Director Independence
The Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that each of our directors, other than Mr. Carmil and Mr. Hogan, is an independent director as defined in the Nasdaq corporate governance rules.

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

Table of Content
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

Table of Content
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
The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
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

Table of Content
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

Table of Content
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

Lead Independent Director
Our board of directors has adopted corporate governance guidelines, which now serve as a flexible framework within which our board of directors and its committees operate subject to the requirements of applicable law and regulations. Under these guidelines and in accordance with the Companies Law, the positions of Chairperson of the board of directors and Chief Executive Officer may not be held by the same person unless approved by a special majority of our shareholders pursuant to the Companies Law, as described below. If the Chief Executive Officer serves as the chairperson of the board of directors or if the chairperson is not independent under Nasdaq rules, the guidelines provide that the non-management board members must designate an independent director to serve as the lead independent director.
We have designated Adam Clammer to serve as our lead independent director given that our Chairman, Thomas Hogan, is not independent under Nasdaq rules.
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
•if so determined by the board of directors at such time, providing leadership and serving as temporary chairperson in the event of the inability of the chairperson to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the lead independent director shall have the authority to convene meetings of the full board of directors;
•having the authority to call meetings of the independent members of the board of directors; and
•if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Table of Content
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
Our audit committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and Brandon Van Buren, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq rules. Dafna Gruber serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board has determined that Dafna Gruber is an audit committee financial expert as defined by the SEC rules.

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
In addition, the Companies Law provides that the following matters must be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

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

Table of Content
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

Nominating and Governance Committee
Our nominating and governance committee consists of Yonatan Domnitz, Brandon Van Buren and Adam Clammer. Mr. Clammer serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:
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

Table of Content
Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law (which refers to the Internal Audit Law 5752-1992), the internal auditor shall not, outside the body in which he or she serves as internal auditor, have any responsibility which creates or is liable to create a conflict of interests with his or her responsibility as internal auditor. In addition, the internal auditor shall not, in the body in which he or she serves as internal auditor, have any responsibility other than internal audit, except for the responsibilities of a commissioner of public complaints or of a commissioner of employees’ complaints, and even that only if the additional responsibility does not interfere with the performance of his or her primary responsibility. As of December 31, 2023, our internal auditor is Deloitte, represented by Ms. Sharon Cohen.

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

Table of Content

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

Table of Content
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

Table of Content
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

Table of Content
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

D.    EMPLOYEES
As of December 31, 2023, we had 1,008 full-time employees, consisting of 111 employees in services, 127 Employees in Operation and Information system, 352 employees in research and development, 118 employees in general and administrative and 300 employees in sales and marketing. Among our full-time employees as of December 31, 2023, 280 were in North America, 526 were in Israel, 124 were in Europe, 58 were in Asia Pacific and 20 in Latin America. Our employees are driven by the ability to accelerate justice for the public safety as well as contributing directly to a safer corporate environment.

E.    SHARE OWNERSHIP
For information regarding the share ownership of directors and officers, see “Part I, Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see “Part I, Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.
Not applicable.

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

Table of Content
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
The percentage of Ordinary Shares beneficially owned is computed on the basis of 205,297,065 Ordinary Shares outstanding as of March 11, 2024.
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

Table of Content

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
5% Holders:
SUNCORPORATION(1)	95,597,718	46.6%
IGP Saferworld, Limited Partnership / IGP Investments (G.P.L.P), Limited Partnership (2)	11,782,173	5.7%
True Wind Capital Management (3)	23,054,167	6.5%
Name and Address of Beneficial Owners Executive Officers and Directors
Yossi Carmil	4,935,971	2.4%
Marcus Jewell	*	*
Dana Gerner	*	*
Leeor Ben-Peretz	*	*
Ronnen Armon	*	*
Lisa Cole	*	*
Ayala Berler Shapira	*	*
Zohar Tadmor-Eilat	*	*
Ryusuke Utsumi	*	*
Yonatan Domnitz	*	*
Thomas E. Hogan	*	*
Elly Keinan	*	*
Adam H. Clammer(4)	*	*
Brandon Van Buren	*	*
Dafna Gruber	*	*
Nadine Baudot-Trajtenberg	*	*
All Executive Officers and Directors as a Group	7,442,766	3.6%
____________
* Less than 1%

Table of Content
(1)    According to a Schedule 13G/A filed with the SEC on February 8, 2024, SUNCORPORATION is the sole beneficial owner of the Ordinary Shares. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan. SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange.
(2)    Based on a Schedule 13G/A filed on March 12, 2024 and information provided by IGP Saferworld, Limited Partnership (“IGP Saferworld”), as of March 11, 2024, IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership (“IGP LP”), the general partner of IGP Saferworld, beneficially owned 11,782,173 ordinary shares. The decrease from the amount reported on the Schedule 13G/A reflects a distribution-in-kind effected by IGP Saferworld subsequent to December 31, 2023. IGP Saferworld directly holds 10,763,366 of these shares and IGP LP directly holds 1,018,807 ordinary shares. IGP Investments (G.P.), Ltd., in turn, serves as the general partner to IGP LP. Additionally, Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. and possess ultimate voting and investment authority with respect to all of the reported ordinary shares directly held by IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership. Mr. Haim Shani holds 11,832 of the reported ordinary shares individually. All of the reporting persons disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The address of each of the persons named in this footnote is 3 Arik Einstein St., Building B, 9 floor, Herzliya, 4659071, Israel.
(3)    According to a Schedule 13D filed with the SEC on September 9, 2021, reflects 5,887,500 vested ordinary shares, 7,500,000 unvested ordinary shares and 9,666,667 ordinary shares underlying the Company’s Warrants owned by TWC Tech Holdings II, LLC. The 7,500,000 unvested ordinary shares carry full voting rights while they remain unvested and are thus shown as beneficially owned. For more information, see “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions —Restricted Sponsor Shares and Price Adjustment Shares—Restricted Sponsor Shares and Price Adjustment Shares.” TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, James H. Greene Jr. and Adam H. Clammer may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by TWC Tech Holdings II, LLC. The address of each the persons named in this footnote is c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
(4)    According to a Schedule 13D filed with the SEC on September 9, 2021, Mr. Clammer may be deemed the beneficial owner of 23,804,167 shares as of the date hereof. This number consists of the 23,054,167 shares beneficially owned through TWC Tech Holdings II, LLC and 750,000 shares held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets.

Option Holdings
Pursuant to SEC rules, the following table provides information as of March 11, 2024 regarding all options to purchase our ordinary shares (including options exercisable and unexercisable) held by our Chief Executive Officer Yossi Carmil, who is our only executive officer or director who owned more than 1% of our ordinary shares outstanding as of that date.

Table of Content

Number of Ordinary Shares Underlying Option	Exercise Price	Expiration Date
557,987	$2.43	7/1/2027
1,055,424	$2.49	7/1/2028
527,712	$3.02	4/1/2029
551,788	$2.57	6/17/2029
551,787	$3.05	6/17/2029
551,787	$3.59	6/17/2029
551,783	$4.22	6/17/2029
132,196	$6.60	2/15/2032
176,262	$4.95	2/13/2033
188,648	$9.25	2/13/2034

Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 7 registered holders of our shares in the United States, including Cede & Co., the nominee of the Depository Trust Company, together holding approximately 42.5% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

B.    RELATED PARTY TRANSACTIONS
    The below is a description of all reportable related party transactions since January 1, 2023:

Distribution Agreement with SUNCORPORATION
We expect to enter into a new distribution agreement with SUNCORPORATION, which will replace a previous distribution agreement which expired on March 1, 2024.
Under the proposed Distribution Agreement, SUNCORPORATION will be the non-exclusive distributor for the promotion, marketing and sale of our mobile solutions in Japan. The proposed Distribution Agreement was approved by the audit committee on February 11, 2024 following the determination of the audit committee that the Distribution Agreement is not deemed to be an "extraordinary transaction" under the Companies Law.

Table of Content
Restricted Sponsor Shares and Price Adjustment Shares
As set forth in the Merger Agreement, 7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and will vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the Merger Agreement); if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. The probability of such event was considered by the Company. Upon the expiration of the Price Adjustment Period (a period of seven years from the closing date of the Merger), any unvested shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.
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
Investors Rights Agreement
Pursuant to the Merger Agreement, certain TWC stockholders who received Ordinary Shares and certain Cellebrite shareholders (collectively “Cellebrite Equityholders”) and Cellebrite entered into the Investor Rights Agreement, pursuant to which, among other things, Cellebrite agreed to file a registration statement within 30 days of the Effective Time to register for resale under the Securities Act (x) the Ordinary Shares and the Warrants issued or issuable pursuant to the Merger Agreement (including the Ordinary Shares underlying the Warrants, any and all earned Price Adjustment Shares (as defined in the Merger Agreement), and the Ordinary Shares issued pursuant to the Share Purchase Agreement) and (y) certain Ordinary Shares held by Cellebrite Equityholders which were subject to registration rights pursuant to other registration rights agreements in existence prior to the date thereof. The Company filed registration statement on Form F-1 on September 27, 2021, which became effective on October 6, 2021. The Investor Rights Agreement also permits underwritten takedowns and provides for customary “piggyback” registration rights. Cellebrite agreed to indemnify the Sponsor and certain of the Sponsor’s related persons from certain liabilities arising from the Merger Agreement, the transactions agreements relating to the Merger, and the transactions and filings contemplated thereby, subject to certain limitations set forth in the Investor Rights Agreement.

Indemnification Agreements
We have entered into indemnification agreements with our directors and executive officers. See “Part I, Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Exculpation, Insurance and Indemnification of Office Holders” for additional information.

Table of Content

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

B.    SIGNIFICANT CHANGES
A discussion of significant changes since December 31, 2023 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING
A.    OFFER AND LISTING DETAILS
The Ordinary Shares and Warrants are listed on Nasdaq under the symbols CLBT and CLBTW, respectively.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
See “Part I, Item 9. The Offer and Listing—A. Offer and Listing Details.”

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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
Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cellebrite with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Moreover, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under an applicable treaty and the holder is eligible for benefits under the treaty and elects its application. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Table of Content

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
Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. In addition, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of Ordinary Shares or Warrants unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
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

Table of Content
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

Table of Content
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

Table of Content
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
Cellebrite expects that it would be considered “publicly traded” for the 2023 taxable year because its stock was publicly traded, other than in de minimis quantities, for at least twenty days during the 2023 taxable year. Therefore, Cellebrite will apply the 50% passive asset test using the fair market value of its assets. This determination, however, is subject to uncertainty. In addition, Cellebrite’s status may depend, in part, on how quickly it utilizes its cash on-hand and cash from future financings in its business.
Based on the foregoing and on the composition of its income, the composition and estimated fair market value of its assets and the nature of its business, with respect to the taxable year ended December 31, 2023, Cellebrite believes that it was not a PFIC and presently does not anticipate that it will be a PFIC based upon the value of its assets, including any goodwill, and the nature and composition of its income and assets.
Nevertheless, whether Cellebrite is treated as a PFIC is determined on an annual basis. As discussed above, the determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Cellebrite’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Cellebrite will be a PFIC in 2023 or for any future taxable year. Furthermore, the value of Cellebrite’s gross assets is likely to be determined in part by reference to its market capitalization, which may fluctuate significantly.In addition, Cellebrite’s U.S. counsel expresses no opinion with respect to Cellebrite’s PFIC status for, 2023, 2024 or future taxable years.
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax. Since 2018 the ordinary corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular tax rate
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.
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

Table of Content
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

Table of Content
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

Table of Content
Tax benefits under the 2011 amendment
The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes either (i) a company incorporated in Israel that is not fully owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.
Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20%, or such lower rate under the provisions of an applicable tax treaty).
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

Table of Content
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

Table of Content
Taxation of our shareholders
Capital gains taxes applicable to non-Israeli resident shareholders.
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).
Individual shareholders whose income from the sale of securities is considered as business income in Israel are taxed at the marginal tax rates applicable to business income (up to 47% in 2023), including Surtax, if applicable, as described below

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should generally be exempt from Israeli capital gains tax if, among other things, the capital gains derived from the sale of shares was not attributed to a fixed enterprise that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold, whether directly or indirectly, more than 25% of the means of control, as such term is defined above, in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Table of Content
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return

Table of Content
Capital gains taxes applicable to Israeli resident shareholders.
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2023). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” (as defined above) at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

Table of Content
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

Table of Content
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

Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Table of Content
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

Table of Content
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

Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.
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

Table of Content
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on its evaluation, management concluded the company’s internal control over financial reporting was effective as of December 31, 2023.

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

Table of Content
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, served as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and December 31, 2022. Following are the fees for professional services in each of the respective fiscal years:

	2023	2022

Audit fees(1)	$505	$455
Tax fees(2)	170	164
Audit related	115	135
Total	$790	$754

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

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2023 and 2022 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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
None.

Table of Content
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
I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
J.    INSIDER TRADING POLICIES
Not applicable.

Table of Content
K. CYBERSECURITY
Risk management and strategy
We have adopted data protection and cybersecurity policies and procedures and continuously work to embed data protection and cybersecurity risk management practices in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management processes and procedures.
We have implemented a governance structure to help assess, identify and manage cybersecurity risks. Our cybersecurity policies encompass incident response procedures, risk management, third-party risk management among various other procedures. In order to help develop these policies and procedures, we monitor cybersecurity and data protection requirements, standards, and regulations applicable to us, as well as emerging risks related to cybersecurity. Cellebrite has obtained certifications for widely recognized industry standards, including ISO 27001, ISO 27017, SOC 2, and NIST 800-53.
Cellebrite adopted a set of information and Cyber security policies and procedures, intended to cover relevant domains, including physical security, asset management, network security, system planning and acceptance, secure configuration, systems updates, licensing and copyrights, secure development, change management, security health check, malware protection, data handling, separation of duties, access control, acceptable use, business use notice, mobile and telecommunication, BYOD use and control, security awareness and professional training, human resource security, exchange of information, audit trail and monitoring, risk management, internal audits, service provider relationship, incident management, backup and restore, business continuity management.
We engage in periodic reviews of our cybersecurity program, including cybersecurity risk and threats. We regularly subject ourselves to external evaluations administered by third-party consultants. These entail performance of penetration testing and comprehensive cyber risk assessments which include a thorough business impact analysis with respect to third party service providers our cybersecurity strategy encompasses a third party risk program which monitors and manages vendors' cybersecurity risks throughout the engagement lifecycle; we conduct comprehensive risk assessments to ensure adherence to data protection and cybersecurity controls, leveraging a specialized vendor risk management solution; Moreover, our agreements with these third-party service providers encompass ongoing surveillance, alerting, and appropriate responses when necessary. Vendors' access to our data and systems is constantly monitored and reviewed, with a requirement for alignment with our security awareness program.
We have a Crisis Management Team (CMT) that includes executive officers and is alerted to cybersecurity incidents. The CMT undergoes an annual incident response table-top exercise to promote resilience in the event of a cyber incident. Additionally, we have an Information Security Steering Committee that oversees technological and operational initiatives while considering cybersecurity risk mitigation. Our incident response model consists of six phases (Preparation, Identification, Containment, Eradication, Recovery, and Lessons Learned). Our cybersecurity program and Incident Response Policy provide a framework for assessing the impact and materiality of cybersecurity incidents, and for communicating and coordinating with relevant stakeholders, including external entities, where applicable. The cybersecurity incident response plan emphasizes the importance of documentation, reporting, and continuous improvement through regular training and exercises and post-incident reviews and analysis. The further plan aims to minimize the impact of cybersecurity incidents on Cellebrite's operations, reputation, and financial stability, and to support the Company’s ability to provide a timely and effective response.

Table of Content
Computer viruses, hackers, employees and other external hazards could expose our information systems to cybersecurity breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, as further described in “Part I, Item 3.D. Risk Factors - We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation”. While we have experienced immaterial cybersecurity incidents in the past, to date, we are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

Governance
As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee, comprised of independent directors from our Board, was appointed by the Board to discharge its responsibilities to oversee the Company’s operational risks (including information technology (IT) risks, business continuity and data security). Our Audit Committee is informed of such risks and mitigation plans taken by the Company through quarterly reviews by our group’s relevant executive(s).
Our Chief Information Security Officer (CISO) a certified and experienced Information Security Manager for more than 20 years, has held positions in several public and private organizations. The CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks and reports directly to the EVP IS&O (IT/IS and Operations). We also have a management-level committee and a Crisis Management Team who support our processes to assess and manage cybersecurity risk as follows:

•The Crisis Management Team (CMT), which includes senior executives across the Company, is alerted as appropriate to cybersecurity incidents, natural disasters and business outages. This team assesses its communication plan to confirm that its members can be alerted quickly in the event of an actual crisis and meet as a team to discuss the event and response options on an annual basis. In addition, the CMT undergoes an annual incident response tabletop exercise to promote resilience in the event of a cyber incident.
•The Information Security Steering Committee, which includes our EVP IS&O (IT/IS and Operations) and members of executive leadership, oversees technological and operational initiatives while considering cybersecurity risk mitigation with respect to these initiatives.

Each of these committees provides summary reports on their activities, which the relevant executive communicates as appropriate to the CEO and the Audit Committee.
At the employee level, we maintain an experienced information technology team who are tasked with implementing our cybersecurity program and support the CISO in carrying out reporting, security monitoring and mitigation functions. We also hold employee trainings on cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

Table of Content
PART III
Item 17.FINANCIAL STATEMENTS
See “Part III, Item 18. Financial Statements.”
Item 18.FINANCIAL STATEMENTS
Please refer to pages F-1 through F-46 of this Annual Report.

Item 19. EXHIBITS

Exhibit Number	Description
1.1
Amended and Restated Articles of Cellebrite DI Ltd. (as currently in effect) incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.

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

2.4
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.

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

4.9††	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.
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

8.1*	List of subsidiaries of Cellebrite DI Ltd.
12.1*	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1*	Consent of KPMG Somekh Chaikin, independent registered accounting firm for Cellebrite DI Ltd.
15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, current independent registered accounting firm of Cellebrite DI Ltd.
97.1*	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL Document).
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

Cellebrite DI Ltd.
March 21, 2024	By:	/s/ Yossi Carmil
Name: Yossi Carmil
Title: Chief Executive Officer

Table of Content
INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

Audited Consolidated Financial Statements (as of and for the Year Ended December 31, 2023)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CELLEBRITE DI Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CELLEBRITE DI Ltd. and its subsidiaries ("the Company") as of December 31, 2023 and 2022, the related consolidated statements of (loss) income , comprehensive (loss) income, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 2022.
Tel-Aviv, Israel
March 21, 2024

17 Ha’arba’a Street, PO Box
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Cellebrite DI Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of income, changes in shareholders’ deficiency, and cash flows of Cellebrite DI Ltd. and its subsidiaries (the Company) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor from 2007 until 2022.

March 29, 2022
Tel-Aviv, Israel

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents		$189,517	$87,645
Short-term deposits		74,713	51,335
Marketable securities	5	38,693	44,643
Trade receivables (net of allowance for credit losses of $1,583 and $1,904 as of December 31, 2023 and December 31, 2022, respectively)		77,269	78,761
Prepaid expenses and other current assets	6	26,400	17,085
Contract acquisition costs		5,550	6,286
Inventories	7	9,940	10,176
Total current assets		422,082	295,931

Non-current assets
Other non-current assets		7,341	1,731
Marketable securities	5	28,859	22,125
Deferred tax assets, net	18	7,024	12,511
Property and equipment, net	8	15,896	17,259
Operating lease right-of-use assets, net	11	14,260	15,653
Intangible assets, net	4	10,594	11,254
Goodwill	3	26,829	26,829
Total non-current assets		110,803	107,362
Total assets		$532,885	$403,293

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2023		December 31, 2022
Liabilities and Shareholders equity (deficiency)

Current liabilities
Trade payables		$8,282		$4,612
Other accounts payable and accrued expenses	9	44,845		45,453
Deferred revenues	17	195,725		152,709
Operating lease liabilities	11	4,972		5,003
Total current liabilities		253,824		207,777

Long-term liabilities
Other long term liabilities		5,515		5,394
Deferred revenues	17	47,098		42,173
Restricted Sponsor Shares liability	15	47,247		17,532
Price Adjustment Shares liability	15	81,715		26,184
Warrant liability	15	54,117		20,015
Operating lease liabilities	11	9,157		10,353
Total long-term liabilities		244,849		121,651

Total liabilities		$498,673		$329,428

Commitments and contingencies	12

Shareholders’ equity	13
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized and 203,230,928 and 193,014,155 shares issued and outstanding as of December 31, 2023 and 2022, respectively		—	*	—	*
Additional paid-in capital		(84,896)		(125,624)
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares		(85)		(85)
Accumulated other comprehensive income		1,050		331
Retained earnings		118,143		199,243

Total Shareholders’ equity		34,212		73,865

Total liabilities and shareholders’ equity		$532,885		$403,293
* Less than US$ 1.

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2023	2022	2021
Revenue:
Subscription services		$209,751	$153,470	$120,889
Term-license		70,663	62,487	62,428
Other non-recurring		13,561	21,373	34,169
Professional services		31,135	33,321	28,760
Total revenue		325,110	270,651	246,246

Cost of revenue:
Subscription services		19,219	16,875	9,369
Term-license		6	425	2,299
Other non-recurring		13,766	12,987	9,817
Professional services		20,240	20,459	21,072

Total cost of revenue		53,231	50,746	42,557

Gross profit		271,879	219,905	203,689

Operating expenses:
Research and development		84,386	80,620	65,541
Sales and marketing		110,813	97,387	76,389
General and administrative		43,443	40,854	47,937

Total operating expenses		238,642	218,861	189,867

Operating income		33,237	1,044	13,822

Financial (expense) income, net	19	(108,800)	119,716	68,483

(Loss) income before tax expenses		(75,563)	120,760	82,305

Tax expense (income)		5,537	(45)	10,909

Net (loss) income		$(81,100)	$120,805	$71,396

Net (loss) income per share:	14
Basic and diluted net (loss) income per share attributable to ordinary shareholders		(81,100)	116,111	70,433

Basic net (loss) income per ordinary share		$(0.43)	$0.64	$0.49
Diluted net (loss) income per ordinary share		$(0.43)	$0.59	$0.44
Weighted average number of ordinary shares used in computing basic net (loss) income per share		190,154,549	182,693,375	144,002,394
Weighted average number of ordinary shares used in computing diluted net (loss) income per share		190,154,549	195,393,558	161,538,579

	Year Ended December 31,
	2023	2022	2021
Net (loss) income	$(81,100)	$120,805	$71,396

Change in foreign currency translation adjustment	(1,039)	414	995

Change in unrealized losses on marketable securities:
Unrealized losses arising during the period	506	(502)	—

Net change (net of tax effect of $2, $189- and $—)	506	(502)	—

Change in unrealized (losses) gain on cash flow hedges:
Unrealized (losses) gains arising during the period	(48)	(3,488)	364
Less -reclassification adjustment for net losses realized and included in net income	1,300	2,535	(1,308)

Net change (net of tax effect of $171, $130 and $129)	1,252	(953)	(944)

Total other comprehensive income (loss)	719	(1,041)	51

Comprehensive (loss) income	$(80,381)	$119,764	$71,447

Table of Content	Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share and per share data)

	Redeemable convertible preferred shares		Ordinary Shares Amount (**)	Share capital		Additional paid-in capital	Treasury stock	Comprehensive income	Retained earnings	Total
	Shares	Amount
Balance at December 31, 2020	39,779,261	$101,205	124,671,507	$—	*	$34,226	$(85)	$1,321	$28,342	$63,804
Net income	—	—	—	—		—	—	—	71,396	71,396
Other comprehensive income	—	—	—	—		—	—	51	—	51
Share based compensation	—	—	—	—		6,480	—	—	—	6,480
Exercise of share option and vested RSUs	—	—	2,804,827	—	*	2,305	—	—	—	2,305
Conversion of preferred shares	(39,779,261)	(101,205)	39,779,261	—		101,205	—	—	—	101,205
Dividend paid	—	—	—	—		(78,700)	—	—	(21,300)	(100,000)
Balance at December 31, 2021	—	$—	187,680,294	$—	*	$(153,072)	$(85)	$1,372	$78,438	$(73,347)
Net income	—	—	—			—	—	—	120,805	120,805
Other comprehensive loss	—	—	—	—		—	—	(1,041)	—	(1,041)
Share based compensation	—	—	—	—		13,708	—	—	—	13,708
Exercise of share options, vested RSUs and ESPP	—	—	5,333,361	—	*	13,735	—	—	—	13,735
Exercise of public warrants	—	—	500	—	*	5	—	—	—	5
Balance at December 31, 2022	—	$—	193,014,155	$—	*	$(125,624)	$(85)	$331	$199,243	$73,865
Net loss	—	—	—	—		—	—	—	(81,100)	(81,100)
Other comprehensive income	—	—	—	—		—	—	719	—	719
Share based compensation	—	—	—	—		18,998	—	—	—	18,998
Exercise of share options, vested RSUs and ESPP	—	—	10,216,773	—	*	21,730	—	—	—	21,730
Balance at December 31, 2023	—	$—	203,230,928	$—	*	$(84,896)	$(85)	$1,050	$118,143	$34,212
* Less than US$ 1.
** Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse stock split effected on August 30, 2021. See also Note 13, Shareholders’ equity (deficiency), for details.

Cellebrite DI Ltd.and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(81,100)	$120,805	$71,396

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share based compensation	18,998	13,708	6,480
Amortization of premium, discount and accrued interest on marketable securities	(1,106)	(372)	—
Depreciation and amortization	10,011	9,194	7,007
Deferred tax assets, net	5,125	(2,392)	(1,638)
Interest income from short term deposits	(7,737)	(684)	—
Remeasurement of Warrant liability	34,102	(36,463)	(11,967)
Remeasurement of Restricted Sponsor Shares liability	29,715	(27,180)	(17,635)
Remeasurement of Price Adjustment Shares liabilities	55,531	(53,220)	(38,271)
Changes in Operating lease right-of-use assets	4,362	4,667	—
Changes in Operating lease liabilities	(4,196)	(5,955)	—
Decrease (increase) in trade receivables	2,271	(12,885)	(1,958)
Increase in deferred revenues	46,114	38,966	21,804
Increase in prepaid expenses and other current assets	(9,211)	(5,692)	(8,304)
(Increase) decrease in other non-current assets	(5,610)	227	(1,394)
Decrease (increase) in inventories	243	(3,680)	(1,798)
Increase (decrease) in trade payables	3,691	(5,471)	4,239
Increase (decrease) in other accounts payable and accrued expenses	734	(8,853)	5,107
Increase (decrease) in other long-term liabilities	121	(4,143)	2,984
Net cash provided by operating activities	102,058	20,577	36,052

Cash flows from investing activities:
Purchases of property and equipment	(5,231)	(6,897)	(5,111)
Cash paid in conjunction with acquisitions	—	—	(20,000)
Purchase of intangible asset	(2,687)	(2,188)	(3,000)
Investment in marketable securities	(55,317)	(89,364)	—
Proceeds from maturity of marketable securities	56,336	22,277	—
Investment in short term deposits	(89,000)	(76,000)	(21,000)
Redemption of short term deposits	73,359	60,941	94,337
Net cash (used in) provided by investing activities	(22,540)	(91,231)	45,226

Cash flows from financing activities:
Exercise of options	19,142	12,628	2,305
Proceeds from Employee Share Purchase Plan, net	2,623	1,337	—
Exercise of public warrants	—	5	—
Payment of dividend	—	—	(100,000)
Proceeds from Recapitalization transaction, net	—	—	29,298
Net cash provided by (used in) financing activities	21,765	13,970	(68,397)

Net increase (decrease) in cash, cash equivalents and restricted cash	101,283	(56,684)	12,881
Net effect of currency translation on cash, cash equivalents and restricted cash	589	(1,644)	(754)
Cash, cash equivalents and restricted cash at beginning of year	87,645	145,973	133,846
Cash and cash equivalents and restricted cash at end of year	$189,517	$87,645	$145,973

Supplemental disclosure of cash flow information:
Income taxes paid	$10,047	$9,053	$8,157

Supplemental disclosure of Non-cash investment activities:
Purchase of property and equipment	$—	$—	$814
Purchase of Intangible assets	$—	$664	$—
Operating lease liabilities arising from obtaining right of use assets	$4,363	$—	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General
a.Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries deliver a Case to Closure platform, comprising software and services for legally sanctioned investigations. The Company’s Case to Closure platform allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations The Company’s primary shareholder is SUNCORPORATION, a public Company traded in the Japanese market (See also Note 20).
b.On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (“SPAC”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.
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
Immediately following such conversion but prior to the Effective Time, the Company effected a reverse stock split of each Company Ordinary Share into such number of Company Ordinary Shares, which set the Ordinary Share value at $10 (See also Note 13.a).
Furthermore, Cellebrite issued TWC security holders the following securities at the Effective Time: each Public Share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”).
At the Effective Time each private warrant of TWC and each Public Warrant was converted into a warrant of Cellebrite, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Merger. Additionally, each option and restricted share unit of Cellebrite remain outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Ordinary Shares.

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

c.On November 11, 2021, the Company completed the acquisition of Digital Clues LTD. (“DC”) carved out assets (the “DC Assets”), for a total consideration of $20,000. The DC Assets provide the ability to view, collect, and analyze information from on-line open sources, and produce actionable intelligence. See also Note 3.

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
Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill in a business combination, share-based compensation, unrecognized tax benefits, marketable securities, fair value measurement of restricted sponsor shares liability, price adjustment shares liability and warrant liabilities.
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
As of December 31, 2023 and 2022, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity (deficiency) in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive (loss) income. As of December 31, 2023 and 2022 credit losses were immaterial.
H. Trade Receivable
Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

As of December 31, 2023 and 2022, the allowances for credit losses of trade receivable were $1,583 and $1,904 respectively.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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
During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory write-offs in the amounts of $608, $211 and $230, respectively. Such write-offs were included in cost of revenues.
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
K. Impairment of long-lived assets
Long-lived assets, including property and equipment, Right-of-use assets and finite-lived intangible assets, are reviewed for impairment whenever facts or circumstances either internally or externally may indicate that the carrying value of an asset may not be recoverable. If there are indications of an impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.
During the year ended December 31, 2023, 2022 and 2021, no impairment losses have been identified.
L. Leases
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
M. Revenue recognition
The Company’s revenues are comprised of four main categories: (a) Subscription Services, including support services (updates, upgrades and technical support) on term-based licenses; (b) Term Licenses; (c) other non-recurring; and (d) professional services.
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
The Company’s software licenses either provide its customers the right to use its software for a fixed term, or a perpetual right to use its software, in most cases between a one-year and three-year time frame. The Company concluded that the software license is distinct as the customer can benefit from the software on its own.
Subscription revenue is derived from maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software support. Customers with active subscriptions are also entitled to our technical customers’ support. Performance obligations related to software maintenance services generally have a consistent continuous pattern of transfer to a customer during the contract period.
Other non-recurring revenue derived mostly from hardware sold mainly in conjunction with new software license, perpetual license and usage-based fees.
Professional services revenues primarily consist of: (i) certified training classes by Cellebrite Academy; (ii) our advanced services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support.Each of these performance obligations provide benefit to the customer on a standalone basis and are distinct in the context of the contract.
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
Amortization of deferred contract acquisition cost for the year ended December 31, 2023, 2022 and 2021 were $9,596, $6,883 and $5,405 respectively.
Assets recognized from the costs incurred to obtain a contract were $6,245 and $6,846 as of December 31, 2023 and 2022, respectively.
O. Research and development
Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization
P. Internal use software
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
Q. Employee benefit plans

a.Israeli Severance Pay - The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.
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
For the year ended December 31, 2023, 2022 and 2021 severance pay expenses amounted to $4,305, $4,392 and $4,067 respectively.

b.The US Subsidiary has a defined contribution plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) which covers eligible U.S. employees as they are defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions to the greater of 6% of the participant’s compensation. For the year ended December 31, 2023, 2022 and 2021, the Company made 401(k) plan contributions of approximately $2,043, $1,711 and $1,455, respectively.
R. Advertising Expenses
Marketing events expenses and other related marketing expenses are charged to expense as incurred. Marketing expenses for the years 2023, 2022 and 2021 were $7,853, $5,906 and $5,274 respectively.
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
The Company estimate the fair value of share options granted using the Black-Scholes-Merton option-pricing model and for ESPP awards Monte Carlo pricing model and acceleration method.
The Company measures the grant date fair value of its RSUs based on the closing market price of the ordinary share on the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.
The Company used the following weighted-average assumptions for options granted to employees and non-employees:

	Year ended December 31,
	2023	2022	2021
Contractual period in years	10	10	10
Volatility	50.3% - 51.8%	43.2% - 51.9%	35.9% - 52.7%
Risk free interest rate	3.7% - 4.5%	2.0% - 4.2%	1.3% - 1.4%
Dividend yield	0%	0%	0% - 5%
Exercise price	$4.95 - $7.99	$4.79 - $6.60	$5.41 - $8.27
Fair value of Ordinary Share	$4.95 - $7.99	$4.79 - $6.60	$5.41 - $8.27
Expected term	6.11	6.11	6.11

The fair value of ESPP was estimated on the grant date using Monte Carlo valuation methodology with the following weighted average assumptions:

Year Ended December 31,
2023
Volatility	39.7%-50.5%
Expected term	6 months
Risk-free interest rate	4.2%-5.1%
Share price	$4.69-$8.42
Dividend yield	0%
These assumptions and estimates were determined as follows:
Fair value of Ordinary shares — The Company’s Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of the Company’s ordinary shares on NASDAQ on the business day prior to grant date.
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
Expected volatility Options — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option (ii) historical volatility of the Company’s publicly traded shares, commencing August 30, 2021 and (iii) implied volatility of the Company’s publicly traded warrants.
Expected Volatility ESPP — was based on Cellebrite’s historical share price volatility, on a daily basis, for 6 months.
Expected dividend yield— The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.
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
The carrying value of trade receivable and payables and the Company’s cash and cash equivalents and short-term deposits, approximates fair value due to the short time to expected payment or receipt of cash.
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
The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive (loss) income in the balance sheets and reclassified to the statements of (loss) income in the period the related hedged items affect earnings.
The fair value of derivative instruments liabilities and assets balances as of December 31, 2023 and 2022, totaled $995 and $652, respectively.
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
Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.\
Z. Concentrations of credit risk
Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash, trade receivables and other receivables.
The majority of the Company’s cash and cash equivalents are invested in deposits mainly in dollars with major international banks. Generally, these cash and cash equivalents and short term investment may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.
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
The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.
The Company enter into foreign currency forward and option contracts intended to protect cash flows resulting from scheduled payments such as payroll and rent related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 2V and Note 10 for additional information.
AA. Segment information
The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company operates in one operating and reportable segment. Financial information is evaluated regularly by the chief operating decision maker, who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Revenue by geographical region can be found in the revenue recognition disclosures in Note 17 below. The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2023	2022
EMEA	$20,691	$26,595
Americas	8,024	5,712
APAC	1,441	605
Total long-lived assets	$30,156	$32,912
AB. Basic and diluted net (loss) income per share
The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to Common shareholders for the period to be allocated between Common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The holders of the Company's participating securities are entitled to dividends that would be distributed to the holders of Common shares, on a pro-rata basis. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period.
The Company's participating securities consists of the Restricted sponsor share ,which, in the event of a dividend distribution, will be entitled to non-forfeitable dividends on a proportional basis with the common shares. The Company does not allocate losses to these participating securities as they do not share in the Company's losses.
The potentially dilutive share options to purchase ordinary shares that were excluded from the computation amounted to 7,848,793 14,148,829 and 9,995,236 for the years ended December 31, 2023, 2022 and 2021, respectively, because including them would have been anti-dilutive.
The Restricted sponsor shares and Price adjustments shares, in the amount of 7,500,000 and 15,000,000, respectively, that are subject to the occurrence of certain conditions, were excluded from the diluted net income per share calculation for the years ended December 31, 2023, 2022 and 2021
Public warrants and Private warrants in the amount of 19,999,449 and 9,666,667, were excluded from the diluted income per share for the years ended December 31, 2023, 2022 and 2021, as the inclusion would have been anti-dilutive.
AC. Recently issued accounting pronouncements
As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Recently adopted accounting pronouncements:
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which resulted more timely recognition of losses. The accounting standard is effective for the fiscal year beginning on January 1, 2023, including interim periods within that year.
The adoption did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for the fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 3. Business combination
Acquisition of Digital Clues Carved Out Assets:
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
During the years ended December 31, 2023 , 2022 and 2021, the Company recorded amortization expenses of $496, $496 and $67, respectively.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 4. Intangible assets, net
Finite-lived intangible assets:

	December 31, 2023	December 31, 2022

Original amounts:
Core technology	$15,950	$13,263
Trade name	3,900	3,900
Customer relationship	177	177
	20,027	17,340
Accumulated amortization:
Core technology	5,657	3,303
Trade name	3,738	2,763
Customer relationship	38	20
	9,433	6,086
Intangible assets, net
	$10,594	$11,254
a. Amortization expense amounted to $3,347, $2,826 and $1,971 for the years ended December 31, 2023, 2022 and 2021, respectively.

b. The expected future amortization expenses by year related to the intangible assets as of December 31, 2023 are as follows:

2024	$3,227
2025	3,060
2026	2,543
2027	1,281
2028 and thereafter	483
$10,594
Note 5. Marketable securities
Marketable securities consisted of the following:

	December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Level 2)

Corporate bond	$18,521	$57	$(29)	$18,549
Agency bond	40,487	63	(64)	40,486
US Government	8,538	13	(34)	8,517
Total	$67,546	$133	$(127)	$67,552

	December 31, 2022
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate bond	$20,963	$—	$(266)	$20,697
Agency bond	24,394	8	(237)	24,165
Treasury bills	7,126	—	(9)	7,117
US Government	10,005	—	(187)	9,818
Municipality	175	—	—	175
Commercial paper	4,796	—	—	4,796
Total	$67,459	$8	$(699)	$66,768
As of December 31, 2023 and 2022, no continuous unrealized losses for 12 months or greater were identified.
The following table summarizes the Company’s marketable securities by contractual maturities:

	December 31, 2023	December 31, 2022
Due in 1 year or less	$38,693	$44,643
Due in 1 year through 2 years	28,859	22,125
Total	$67,552	$66,768

Note 6. Prepaid expenses and other current assets

	December 31, 2023	December 31, 2022
Advances to suppliers	$598	$790
Prepaid expenses	8,894	7,807
Government institutions	15,470	7,401
Other	1,438	1,087
	$26,400	$17,085

Note 7. Inventories

	December 31, 2023	December 31, 2022
Raw materials	$7,815	$7,451
Finished goods	2,125	2,725
	$9,940	$10,176

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 8. Property and equipment, net

	December 31, 2023	December 31, 2022
Manufacturing equipment	$582	$546
Furniture and equipment	10,461	10,203
Leasehold improvements	7,465	6,674
Computers and software	30,641	27,140
	49,149	44,563

Less—accumulated depreciation	(33,253)	(27,304)
	$15,896	$17,259
Depreciation expenses were $6,664, $6,368 and $5,036 in the year ended December 31, 2023, 2022 and 2021, respectively.

Note 9. Other accounts payable and accrued expenses

	December 31, 2023	December 31, 2022
Governmental institution	$2,646	$1,227
Employees and related expenses	34,111	33,495
Income tax payable	833	2,853
Accrued expenses	6,161	6,244
Advances from customers	862	628
Other	232	1,006
	$44,845	$45,453

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
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as Cost of revenues and Operating expenses, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31		December 31,
	2023	2022	2023	2022
Option contracts to hedge payroll
expenses NIS	$32,158	$31,833	$1,159	$173
Forward contracts to hedge payroll
expenses (income) NIS	—	5,598	—	(229)
	$32,158	$37,431	$1,159	$(56)
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2023, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next nine months. The fair value of the Company's outstanding derivative instruments at December 31, 2023 and 2022 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance Sheet line item	2023	2022
Derivative liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$1,159	$173
Foreign exchange forward contracts	Prepaid expenses and other current assets	—	—
Foreign exchange option contracts	Other account payable	(164)	(596)
Foreign exchange forward contracts	Other account payable	$—	$(229)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the year ended December 31, 2023, 2022 and 2021, is summarized below:

	Amount of (loss) gain recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year ended December 31,
	2023	2022	2021
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(168)	$(643)	$110
Option contracts	120	(2,845)	254
	$(48)	$(3,488)	$364
Derivatives in foreign exchange cash flow hedging relationships for the year ended December 31, 2023, 2022 and 2021 , is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year ended December 31,
	Statements of income line item	2023	2022	2021
Option contracts to hedge payroll	Cost of revenues and operating expenses	$930	$2,491	$(657)
Forward contracts to hedge payroll	Cost of revenues and operating expenses	370	44	(651)
		$1,300	$2,535	$(1,308)

Note 11. Lease
The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 10.5 years
The components of operating lease costs were as follows:

Year ended December 31, 2023
Operating lease cost	$4,934
Short-term lease cost	347
Variable lease cost	269
Total net lease costs	$5,550

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Supplemental balance sheet information related to operating leases is as follows:

Year ended December 31, 2023
Operating lease ROU assets	$14,260
Operating lease liabilities, current	$4,972
Operating lease liabilities, long-term	$9,157
Weighted average remaining lease term (in years)	4.59
Weighted average discount rate	2.48%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2023, are as follows:

Fiscal Years Ending December 31,	Operating Leases
2024	$5,018
2025	3,939
2026	1,947
2027	1,143
2028 and thereafter	3,442

Total undiscounted lease payments	15,489
Less: imputed interest	(1,360)

Present value of lease liabilities	$14,129

Note 12. Commitments and contingencies
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2023 and 2022, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
b.Ordinary Shares
As of December 31, 2023 and 2022, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share ordinary share. The voting, dividend and liquidation rights of the holders of the Company’s common share is subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.
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

d.Option Plan, RSU’s and PSU’s:
On August 5, 2021, the Company adopted the 2021 Share Inventive Plan (the “2021 Share Incentive Plan). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.
The maximum aggregate number of shares that may be issued pursuant to awards under this 2021 Plan is 37,653,880. Out of which 12,435,797 were granted as of December 31, 2023.
As of December 31, 2023 the aggregate amount of options, RSUs and PSUs outstanding is 23,888,325.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A summary of the Company’s option activity and related information is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2022	20,457,660	$2.99	6.39
Granted	3,222,786	6.44
Exercised	7,391,891	2.58
Forfeited	560,379	4.67
Outstanding at December 31, 2023	15,728,176	$3.83	6.23
Exercisable at December 31, 2023	11,441,966	$3.07	5.25
The weighted average fair values at grant date of options granted for the year ended December 31, 2023, 2022 and 2021were $3.59, $2.86 and $5.04 per share, respectively.
The total intrinsic value of options exercised during the years 2023, 2022 and 2021, was $33,237, $12,116, and $8,547, respectively.
The aggregate intrinsic value of the outstanding options at December 31, 2023, 2022 and 2021, represents the amount of 15,728,176, 18,121,448 and 25,440,041, respectively, outstanding options that are in-the-money as of such dates. The remaining 2,336,212 and 47,856 outstanding options are out-of-the-money as of December 31, 2022 and 2021, respectively, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs and PSUs activity is as follows:

December 31, 2023
Number of RSUs
Unvested at beginning of year	6,391,352
Granted	5,850,513
Vested	2,216,312
Forfeited	1,865,404
Unvested, at end of year	8,160,149
The weighted average fair value at grant date of RSUs and PSUs granted for the year ended December 31, 2023, 2022 and 2021 was $5.75, $6.02 and $8.27 respectively.
The total aggregate fair value of shares vested during the years 2023, 2022 and 2021 was $13,805, $3,025 and $927 respectively.
As of December 31, 2023, the Company had approximately $52,917 of unrecognized compensation expense related to non-vested shares options, non-vested RSU’s and non-vested PSU’s expected to be recognized over a weighted average period of 2.95 years.
e.2021 Employee Share Purchase Plan:
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
As of December 31, 2023 and 2022, 587,579 and 290,053 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.
f.Share based compensation expenses related to the consolidated statements of operations recognized were comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Cost of revenues	$1,733	$1,283	$290
Research and development	4,673	2,974	1,076
Sales and marketing	6,478	5,041	2,332
General and administrative	6,114	4,410	2,782
	$18,998	$13,708	$6,480

Note 14. Net (loss) income per share
The following table sets forth the computation of basic losses and earnings per share:

	Year Ended December 31,
	2023	2022	2021
Numerator:
Net (loss) income	$(81,100)	$120,805	$71,396
Basic net income attributable to Restricted sponsor shares	—	4,694	963
Basic net (loss) income attributable to Ordinary shareholders	(81,100)	116,111	70,433

Denominator:
Weighted average number of Ordinary shares used in computing basic net (loss) income per share	190,154,549	182,693,375	144,002,394
Basic net (loss) income per share of Ordinary shareholders	$(0.43)	$0.64	$0.49
Weighted average number of Ordinary shares used in computing diluted net (loss) income per share	190,154,549	195,393,558	161,538,579
Diluted net (loss) income per share of Ordinary shareholders	$(0.43)	$0.59	$0.44

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
During the year ended December 31, 2022, 500 public warrants were exercised in a total amount of $5.

	Public Warrants (Level 1)	Private Placement Warrants (Level 3)	Total Warrant liability
Balance, December 31, 2021	$35,200	$21,278	$56,478
Change in fair value	(22,240)	(14,223)	(36,463)
Balance, December 31, 2022	$12,960	$7,055	$20,015
Change in fair value	18,439	15,663	34,102
Balance, December 31, 2023	$31,399	$22,718	$54,117
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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	December 31, 2023	December 31, 2022
Number of private placement warrants	9,666,667	9,666,667
Exercise price	$11.5	$11.5
Share price	$8.66	$4.36
Expiration term (in years)	2.66	3.66
Volatility	51.9%	52.9%
Risk-free Rate	4.10%	4.13%
Dividend yield	0%	0%

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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Restricted sponsor shares (level 3)	Price adjustment shares (level 3)	Total
Balance, December 31, 2021	$44,712	$79,404	$124,116
Change in fair value of restricted sponsor shares and price adjustment shares	(27,180)	(53,220)	(80,400)
Balance, December 31, 2022	$17,532	$26,184	$43,716
Change in fair value of restricted sponsor shares and price adjustment shares	29,715	55,531	85,246
Balance, December 31, 2023	$47,247	$81,715	$128,962
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	December 31, 2023		December 31, 2022
	Restricted sponsor shares	Price adjustment shares	Restricted sponsor shares	Price adjustment shares
Number of shares	7,500,000	15,000,000	7,500,000	15,000,000
Share price	$12.5-$30.0	$12.5-$17.5	$12.5-$30.0	$12.5-$17.5
Remaining exercise period	4.66	2.66	5.66	3.66
Share value	$3.62-$7.17	$4.47-$6.31	$1.17-$2.63	$1.32-$2
Note 16. Accumulated other comprehensive income (loss)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(502)	$(377)	$1,210	$331
Other comprehensive income before reclassifications	506	(48)	(1,039)	(581)
Amounts reclassified from accumulated other comprehensive income	—	1,300	—	1,300
Net current period other comprehensive income	506	1,252	(1,039)	719
	$4	$875	$171	$1,050

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 17. Revenues
Disaggregation of Revenues
The following table provides information about disaggregated revenue by geographical areas

	Year Ended December 31,
	2023	2022	2021
EMEA	$112,247	$92,749	$88,441
America	172,154	141,920	126,929
APAC	40,709	35,982	30,876
Total	$325,110	$270,651	$246,246

Contract Balances
The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	December 31, 2023	December 31, 2022
Contract liabilities, current	$195,725	$152,709
Contract liabilities, non-current	47,098	42,173
Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance objectives not yet invoiced. The increase in contract balances is consistent with the increase in the overall operation of the Company.
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $194,882 and $159,409 of deferred revenue as of December 31, 2022 and December 31, 2021, respectively, the Company recognized $141,307 and $104,868 as revenue during the year ended December 31, 2023 and 2022, respectively.

Remaining Performance Obligations
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2023 and December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $331,996 and $276,409 respectively, which consists of both billed consideration in the amount of $242,823 and $194,882 respectively, and unbilled consideration in the amount of $89,173 and $81,527 respectively, that the Company expects to recognize as revenue. As of December 31, 2023, the Company expects to recognize the majority of its remaining performance obligations as revenue in the year ended December 31, 2023.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 18. Taxes on income
A. Israeli taxation
1.Corporate tax rates in Israel:
The tax rates relevant to corporations in Israel in the years 2023, 2022 and 2021 is 23%. However, the effective tax rate reported by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) is lower.
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
4.Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:
Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
5.Tax Benefits for Research and Development:
Israeli tax law (section 20A to the Israeli Tax Ordinance (New Version), 1961) allows a tax deduction for research and development expenses, including capital expenses, in the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Expenses incurred in scientific research that are not approved by the relevant government ministry are amortized over a three-year period starting from the tax year in which they are paid.
6.Foreign Exchange Regulations:
Under the Foreign Exchange Regulations, the Company calculates its Israeli tax liability in U.S. dollars according to the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.

B.Income taxes on non-Israeli subsidiaries:
The Company’s subsidiaries incorporated in the US, Germany, Singapore, Australia, Brazil, UK, France, Canada, Japan and India are taxed according to tax laws in the countries of their residence. The Company’s effective tax rate depends on the geographical mix of where its profits are earned. In the year 2023, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of 24% and the subsidiaries in Germany and Singapore are subject to corporation tax at a rate of approximately 33% and 17% respectively. As of December 31, 2023, the Company had approximately $45,431 undistributed earnings of its subsidiaries.
These undistributed earnings were designated as indefinitely reinvested.
In the event of a distribution of those earnings in the form of dividends, a sale of the subsidiaries, or certain other transactions, we may be liable for income taxes, subject to an adjustment, if any, for foreign tax credits and foreign withholding taxes payable to certain foreign tax authorities.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
C.Deferred taxes
Deferred taxes recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Deferred research and development cost	$2,661	$4,410
Employee related liabilities	3,275	2,023
Intangible assets	857	991
Goodwill	1,647	2,851
Deferred revenues	2,563	2,167
Carryforward loss	—	1,826
Operating lease liability	2,732	2,094
Issuance costs	—	675
Marketable securities	13	189
Derivative instruments	—	52
Property and equipment	39	—
Other	749	765
Total deferred tax assets	14,536	18,043

Deferred tax liabilities:
Deferred costs	3,066	1,946
Intangible assets	337	497
Goodwill	445	237
Property and equipment	874	777
Operating lease right-of-use assets	2,652	2,022
Derivative instruments	119	—
Marketable securities	15	—
Other	4	53
Total deferred tax liabilities	7,512	5,532
Total deferred tax assets, net	$7,024	$12,511

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense allocated to continuing operations is as follows:

	Year Ended December 31,
	2023	2022	2021
Income before income taxes expense, as reported in the consolidated statements of operations	$(75,563)	$120,760	$82,305
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on income	(17,379)	27,775	18,930
Foreign subsidiaries taxed at different tax rates	565	104	167
Preferred tax rates in Israel	9,713	(12,121)	(7,598)
Remeasurement of liability instruments	14,322	(14,024)	(8,145)
Non-deductible expense	823	400	1,363
Taxes in respect of prior years	(1,193)	103	(125)
Tax on dividend distributed from trapped earnings	—	(2,369)	7,068
Research and development tax credits	(2,087)	—	—
Other	773	87	(751)
Actual tax expense (income)	$5,537	$(45)	$10,909

(Loss) income before income tax expense is comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Domestic	$(88,298)	$110,187	$71,434
Foreign	12,735	10,573	10,871
	$(75,563)	$120,760	$82,305

Tax expense (income) allocated to continuing operations is comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Current:
Domestic	$3,010	$(2,573)	$9,665
Foreign	(2,876)	4,920	2,882
Total current tax expense:	134	2,347	12,547

Deferred:
Domestic	1,596	(85)	(10)
Foreign	3,807	(2,307)	(1,628)
Total deferred tax benefit	5,403	(2,392)	(1,638)
Total tax expense (income)	$5,537	$(45)	$10,909

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31, 2023	December 31, 2022
Unrecognized tax benefits, beginning of year	$3,073	$3,238
Decreases in tax positions for prior years	(436)	(452)
Increases in tax positions for current year	892	287
Unrecognized tax benefits, end of year	$3,529	$3,073
Interest expense recognized related to uncertain tax positions amounted to $173 , $129 and $92 in 2023 , 2022 and 2021, respectively. Total accrued interest as of December 31, 2023 and 2022 was $470 and $297, respectively, and were included in accrued expenses.
The Company currently does not expect unrecognized tax benefits to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
The Company’s income tax assessments in Israel through the year 2017 are considered final.
The Company is subject to income tax in other jurisdictions outside of Israel, of which the major jurisdiction is the U.S. The Company’s operation in the US is subject to potential examination for tax years 2020 and afterwards.
Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2023, the Company cannot estimate the change in unrecognized tax benefits resulting from these audit within the next 12 months.

Note 19. Financial (expense) income, net

	Year Ended December 31,
	2023	2022	2021
Financial income:
Interest on deposits	$8,888	$1,603	$847
Foreign currency translation differences	585	1,736	51
Remeasurement of liability instruments	—	116,863	67,873
Other	1,828	741	276

Financial expenses:
Remeasurement of liability instruments	(119,348)	—	—
Bank charges	(233)	(187)	(166)
Changes in exchange rates	(379)	(891)	(245)
Other	(141)	(149)	(153)
	$(108,800)	$119,716	$68,483

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 20. Transactions and Balances with Related Parties
SUN Corporation, the Company’s controlling shareholder is also a reseller of the Company in the Japanese market.
A.Transactions with SUN Corporation
B.

	Year Ended December 31,
	2023	2022	2021
Revenues	4,061	3,586	3,678
C.Balances with SUN Corporation

	December 31, 2023	December 31, 2022
Trade receivables	345	122