Form 20-F/A
period 2023-12-31
Cellebrite DI Ltd.
filed 2024-04-12
CIK 1854587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Auditor Name:	Auditor Location:	Auditor Firm ID:
KOST FORER GABBAY & KASIERER	Tel-Aviv, Israel	1281

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2023, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024 (the “Original Filing”), to correct an inadvertent error made in the Original Filing. This Amendment reflects a typographical change from “$30.00” to “$17.50” in (i) the third paragraph of the Risk Factor entitled “Future issuances of Ordinary Shares by us or resales of our Ordinary Shares may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well” included in Item 3.D. of the Original Filing and (ii) the second paragraph under the heading “Restricted Sponsor Shares and Price Adjustment Shares” included in Item 7.A. of the Original Filing. The change relates to the share price that constitutes the third triggering event for the issuance of Price Adjustment Shares to holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Effective Time (with respect to each such capitalized term, as defined in the Merger Agreement).

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

This Amendment is not intended to update other information disclosed in the Original Filing. This Amendment does not reflect events occurring after the filing of the Original Filing and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

i

PART I

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

We face intense competition, including as a result of consolidation in our industry, which could increase the pricing pressure we face and cause us to lose market share, which would adversely affect our business, financial condition, and results of operations

The markets for our solutions are highly competitive and are subject to rapid technological change and other pressures created by changes in our industry. We face varying levels of competition across our solution offerings. For more information, see “Part I, Item 4. Information on the Company—B. Business Overview—Competition.”

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

Additionally, activist criticism of our relationships with customers could potentially engender dissatisfaction among potential and existing customers, investors, and employees with how we address political and social concerns in our business activities, such as ceasing to do business in certain jurisdictions. See “—Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.” Conversely, being perceived as yielding to activism targeted at certain customers could damage our relationships with other customers, including governments and government agencies with which we do business, whose views may or may not be aligned with those of political and social activists. Actions we take in response to the activities of our customers, up to and including terminating our contracts or refusing a particular product use case could harm our brand and reputation. In either case, the resulting harm to our reputation could:

●	cause certain customers to cease doing business with us;

●	impair our ability to attract new customers, or to expand our relationships with existing customers;

●	diminish our ability to recruit, hire, or retain employees;

●	undermine our standing in professional communities to which we contribute and from which we receive expert knowledge; or

●	prompt us to cease doing business with certain customers.

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

We generated more than 90% of our revenue in 2021, 2022 and 2023 from contracts with governments and government agencies, and our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these government clients may terminate most of these contracts at any time, without cause and face increased pressure to reduce spending, see “If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.” We are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Budgetary constraints for political or economic reasons, particularly in light of the Russia-Ukraine conflict, the Israel-Hamas conflict and tensions in the Middle East due to the widening regional conflict also cause our governmental customers to divert budget and as a result forgo using our solutions. We face these risks in every country in which we operate.

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

A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. For example, despite recent developments including an in-principle agreement between the United States and European Commission and a subsequent Executive Order directing the steps that the United States will take to implement the U.S. commitments under the new European Union - U.S. Data Privacy Framework, new legal challenges to the mechanisms allowing companies to transfer personal data from the European Economic Area to certain other jurisdictions, including the United States, could emerge resulting in further limitations on the ability to transfer data across borders. Moreover, the following laws and regulations have taken, or will take, effect, creating further interpretive uncertainties for Cellebrite:

●	GDPR took effect in May 2018 and applies to many of our products and services that provide service in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EU. We are required to comply with the GDPR and, following the exit of the United Kingdom (“UK”) from the European Union (“EU”), the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union (CJEU) states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (DPF), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. Similar mechanisms are also in place under UK law following the UK’s exit from the EU in 2021. Non-compliance with the GDPR and the UK legislation equivalent may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.

●	The California Consumer Privacy Act, or the CCPA, went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of the sale of personal information, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. The effects of the CCPA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data and establishes a regulatory agency dedicated to enforcing those requirements. The CPRA went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

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

An additional 15,000,000 Ordinary Shares may be issued upon achievement of certain triggering events (if at any time during the five-year period after the closing of the Merger the price of Ordinary Shares is greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in the Merger Agreement) before the five (5) year anniversary of the closing of the Merger.

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

As of December 31, 2023, SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 47.04% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:

●	the election of our board of directors;

●	amendments to our articles of association; and

●	our ability to enter into a change of control transaction.

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

Cellebrite shareholders have sold and may continue to sell their shares in the public market. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares. For more information, see “Risks Relating to an Investment in our Securities— Future issuances of Ordinary Shares by us or resales of our Ordinary Shares may cause the market price of the Ordinary Shares to drop significantly, even if Cellebrite’s business is doing well.”

Our share price may also be volatile for other reasons, including:

●	announcements by us or our competitors regarding, among other things, strategic changes, new products, product enhancements or technological advances, acquisitions, major transactions, significant litigation or regulatory matters, stock repurchases, or management changes;

●	press or analyst publications, including with respect to changes in recommendations or earnings estimates or growth rates by financial analysts, changes in investors’ or analysts’ valuation measures for our securities, our credit ratings, our security solutions and customers, speculation regarding strategy or mergers and acquisitions (“M&A”), or market trends unrelated to our performance;

●	stock sales by us or our directors, officers, or other significant holders, or stock repurchases by us;

●	hedging or arbitrage trading activity by third parties;

●	actual or anticipated fluctuations in our results of operations;

●	market conditions in our industry and changes in the estimation of the future growth and size of our markets;

●	real or perceived future dilution risk;

●	meaningful M&A activities, actual or anticipated, or lack thereof;

●	the trading volume of our ordinary shares; and

●	general economic, regulatory, political and market conditions.

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

As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, products, services and other assets in the future. Past acquisitions or any future acquisition, investment or business relationship in some cases have and may in the future result in unforeseen risks, operating difficulties and expenditures, including but not limited to the following:

●	An acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

●	Potential goodwill impairment charges related to acquisitions;

●	Costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

●	We may encounter difficulties or unforeseen expenditures assimilating or integrating the businesses, technologies, infrastructure, solutions, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us or if we are unable to retain key personnel, if their technology is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise;

●	We may not realize the expected benefits of the acquisition;

●	An acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

●	An acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

●	The potential impact on relationships with existing customers, vendors, and distributors as business partners as a result of acquiring another company or business that competes with or otherwise is incompatible with those existing relationships;

●	The potential that our due diligence of the acquired company or business does not identify significant problems or liabilities, or that we underestimate the costs and effects of identified liabilities;

●	Exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to claims from former employees, customers, or other third parties, which may differ from or be more significant than the risks our business faces;

●	We may encounter difficulties in, or may be unable to, successfully sell any acquired solutions;

●	An acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

●	An acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations, or result in liabilities resulting from the acquired company’s failure to comply with applicable laws or regulations;

●	Our use of cash to pay for an acquisition would limit other potential uses for our cash;

●	If we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

●	To the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

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

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

PART III

Item 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Cellebrite DI Ltd. (as currently in effect) incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.
2.1	Specimen Ordinary Share Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.2	Form of Assignment, Assumption and Amendment Agreement, by and among Cellebrite DI Ltd., TWC Tech Holdings II Corp. and American Stock Transfer & Trust Company., incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.3	Specimen Warrant Certificate of Cellebrite DI Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.
4.1	Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among Cellebrite DI Ltd., Cupcake Merger Sub Inc. and TWC Tech Holdings II Corp. (included as Annex A to the proxy statement/prospectus), incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.2†	Form of Investor Rights Agreement, by and among Cellebrite DI Ltd., SUNCORPORATION, IGP SaferWorld Limited Partnership and the other equity holders of TWC Tech Holdings II Corp. and of Cellebrite DI Ltd. party thereto, incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.3††	Cellebrite Mobile Synchronization Ltd. 2008 Share Option Plan, incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
4.4††	Cellebrite DI Ltd. 2019 Restricted Share and Restricted Share Units Plan, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
4.5††	Cellebrite Mobile Synchronization Ltd. 2019 Share Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.

4.6††	2021 Cellebrite DI Ltd. Share Incentive Plan, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
4.7††	2021 Cellebrite DI Ltd. Employee Share Purchase Plan, incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
4.8††	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.
4.9††	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.
4.10	Office Lease Agreement, dated as of January 12, 2015, by and between the Azorei Malal Industries Ltd. and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
4.11	Office Lease Agreement, dated as of June 7, 2018 by and between Mivnei Nadlan (C.D.) Company Ltd. (f/k/a/ Mivnei Ta’asia Company Ltd.) and Cellebrite DI Ltd., and amendments thereto, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-256177), as amended, filed with the SEC on May 17, 2021.
8.1*	List of subsidiaries of Cellebrite DI Ltd.
12.1+	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2+	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1+	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2+	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1*	Consent of KPMG Somekh Chaikin, independent registered accounting firm for Cellebrite DI Ltd.
15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, current independent registered accounting firm of Cellebrite DI Ltd.
97.1*	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

*	Previously filed with the Original Filing.

+	Filed or furnished, as applicable, herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to the instructions to Item 19.4(a) of Form 20-F.

††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellebrite DI Ltd.

April 12, 2024	By:	/s/ Yossi Carmil
		Name:	Yossi Carmil
		Title:	Chief Executive Officer

47