Form 20-F
period 2024-12-31
Cellebrite DI Ltd.
filed 2025-03-18
CIK 1854587

Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

On March 11, 2025, the issuer had 239,470,062 ordinary shares, par value NIS 0.00001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Table of Content
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer	☒	Non-accelerated filer	☐
Accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Table of Content
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
Cellebrite is a global leader providing a suite of digital investigative (“DI” or “Digital Investigative”) solutions, primarily composed of software and services, for legally sanctioned investigations. Cellebrite currently has one class of securities listed on the Nasdaq Global Market (“Nasdaq”), our ordinary shares, NIS 0.00001 par value (“Ordinary Shares” or “ordinary shares”).
On April 8, 2021, Cellebrite entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”, or the “Sponsor”), which closed on August 30, 2021 (the ”Closing”), pursuant to which TWC became a wholly-owned subsidiary of Cellebrite (the “Merger”), the security holders of TWC became security holders of Cellebrite and Cellebrite became a publicly traded company with its securities listed on Nasdaq.

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
Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024.
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

Table of Content
MARKET INFORMATION
This Annual Report contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of industry sources, customer trend surveys and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

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
•risks associated with the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights;
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
•risks associated with our ability to retain and hire a permanent Chief Executive Officer;
•risks associated with our ability to retain, recruit, and train qualified personnel, particularly research and development and sales and marketing personnel in regions in which we operate, including in new markets and growth areas we may enter;
•risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers;
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
•risks associated with the significant majority of our revenue coming from government customers around the world and associated procurement processes, budgeting cycles and appropriations, early termination, potential audits, investigations, civil and criminal penalties and administrative sanctions;
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
•risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personal information;
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
•risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer;
•risks associated with the fact that we no longer qualify as an “emerging growth company” and will be required to comply with certain provisions of the Sarbanes-Oxley Act. We can no longer take advantage of the reduced disclosure requirements applicable to emerging growth companies;
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

Table of Content
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

Risks Related to Cellebrite’s Business and Industry
If we do not continue to develop new and technologically advanced solutions and enhance our products, our future revenue, financial and operating results may be adversely affected.
Cellebrite offers a comprehensive suite of digital investigative, or DI, solutions that includes a variety of software offerings designed to help our customers collect, review, analyze and manage digital investigative data derived from digital sources, including mobile phones in particular, that are manufactured or produced by a variety of original equipment manufacturers (“OEMs”) as well as the software applications installed on such devices. In addition, mobile phone and other digital device OEMs and other software manufacturers are continuously changing their products, and upgrading their software applications. The access, collection and extraction capabilities that we have developed are patched and blocked by OEMs from time to time as they upgrade or improve the security and encryption on their digital devices. To date, we have been able to upgrade, improve and innovate our products and technology and as a result have continued delivering access, collection and extraction capabilities to our customers. If we are unable to deliver these capabilities via our DI solutions, we may not be able to provide our customers with the ability to lawfully access certain investigative or forensic data and, as such, our customers’ ability to carry out their mission may be degraded. In addition, there is no assurance that we can generally meet the evolving needs of our customers by designing and developing new solutions and upgrades to our existing software and/or hardware solutions that address their needs. If any of these circumstances materialize, the perception of the value of our products may decline, and our future revenue, and our financial and operating results, may be adversely affected.

Table of Content
If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.
Sales to law enforcement and government agencies accounted for more than 90% of our revenue in 2022, 2023 and 2024. At any point, as a result of external factors outside of our control, irrespective of our products’ performance, law enforcement and governments agencies may elect to no longer purchase our solutions. The key trends affecting the digital investigations market include, among other things, growth in the volume of digital data, increases in data complexity and sophistication, the need for digital evidence management and analysis systems, and the lack of sufficient digital forensic professionals. If we are unable to meet these evolving needs, law enforcement and other government agencies may not continue to purchase, accept and use our solutions, and our revenue and financial condition will be adversely affected.
Our revenue, financial and operating results may also be impacted by regulatory developments that diminish the need for certain features of our products or by changes in organizational structure within the public sector. For example, certain governments and regulators have proposed adopting alternate measures to ensure access to mobile devices for law enforcement. Among other things, governments have tried in the past to enforce “back door” arrangements on OEM and device manufacturers. One instance of this is recent UK requirement that Apple provide such “back door” access and Apple’s response in removing advanced data protection (ADP) capabilities from the UK market. Changes in organization structure can complicate decision-making processes, by budget re-allocations or funding cuts which may be introduced by new administrations or changes in political focus or by a slowdown in the pace of adoption of investigation and justice acceleration related technologies in the public sector.

Real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, financial results, growth prospects and reputation.
Because we offer software solutions, undetected errors, defects, failures or bugs may occur, especially when solutions or capabilities are first introduced, as is the case with elements of our end-to-end Case-To-Closure (C2C) Platform (“C2C Platform”), or when new versions or other product or infrastructure updates are released. Errors, failures, or bugs may not be found in new software or releases until after they are implemented, and this could adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions.
Many of our customers, especially those in law enforcement, use our solutions in applications that are of public interest or critical to their businesses or missions and may thus have a lower risk tolerance for defects in our solutions than for defects in, less critical, software solutions. Errors or delays in releasing software updates or allegations of unsatisfactory performance or errors, defects or failures in released software could cause us, to lose sales opportunities, increase our service costs, incur substantial software redesigning costs, lose customers or subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition.
An error, failure or bug in any of our solutions used by our law enforcement customers could lead to interference with the administration of justice, for example by corrupting digital evidence and even rendering them inadmissible. Real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations or non-renewals. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs.

Table of Content
A failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel has in the past and could in the future adversely affect our results of operations and growth prospects.
Our business requires intensive sales and marketing activities on a constant basis. Our go-to-market strategy is aimed at expanding the scope of our relationships with existing customers and attracting a larger number of law enforcement customers to use more of our solutions. Our sales and marketing personnel are essential to this effort. We require personnel with expertise in government contracting at the federal, state and local levels in a variety of countries, and expertise in the private sector, and with sufficient technological literacy to discuss our solutions’ features. There is a limited number of individuals with this experience and competition for them is intense. Furthermore, once hired, it typically takes at least three months before a new sales force member is fully trained and operating at a level that meets our expectations, and training may take even longer when working remotely. While we invest significant time and resources in training new members of our sales force, we may not be able to achieve our target performance levels with new sales personnel, whether due to larger number of new hires, or lack of experience training sales personnel to operate in new jurisdictions or because of remote hiring and training process, among other reasons. Our failure to hire a sufficient number of qualified individuals, to successfully integrate new sales force members within the time periods we expect, and to contain sales force attrition rates may materially impact our financial and operational results as well as the growth of our business.

We face intense competition, including as a result of consolidation in our industry, which could increase the pricing pressure we face and cause us to lose market share, which would adversely affect our business, financial condition, and results of operations
The markets for our solutions are highly competitive and are subject to rapid technological change and other pressures created by changes in our industry. We face varying levels of competition across our solution offerings. Many of our current and potential competitors are larger and/or may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their brand and reputation, resources and offerings. In recent years, there have been mergers and acquisitions within our industry by our competitors, and further may continue. All of those have led and may in the future lead to pricing pressures, and result in competitors with greater resources than us and may harm our competitive position. Further, it is possible that domestic or foreign companies or governments, some with substantial experience in digital investigative solutions, public safety sector or law enforcement software and systems industry or greater financial resources than we possess, will seek to develop and provide solutions that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies or other protective measures by its home country.

Table of Content
Competition may increase and intensify in the future as the pace of technological change and adaptation quickens and as additional companies enter our markets. Numerous releases of competitive products have occurred in recent years and are expected to continue in the future. We may not be able to compete effectively with current competitors and potential entrants into our marketplace. We could lose market share if our current or prospective competitors: (i) develop technologies that are perceived to be substantially equivalent or superior to our technologies, (ii) introduce new competitive products or services, (iii) add new functionality to existing products and services, (iv) acquire competitive products and services, (v) reduce prices, or (vi) form strategic alliances or cooperative relationships with other companies. If other businesses were to engage in aggressive pricing policies with respect to competing products, as they have done in the past, or if the dynamics in our marketplace resulted in increasing bargaining power by the consumers of our solutions, we might need to lower the prices we charge for the solutions we offer, as we were forced in the past. This could result in lower revenue or reduced profit margins, either of which may materially adversely affect our business and operating results.
Finally, as we expand our offerings, we expect to face additional competition. For example, in the market for digital investigative solutions, there are numerous brands and solutions that compete for sales, with competition based upon brand recognition and loyalty, product packaging, quality and innovation, licensing models, price and convenience. Hence, changes in our image, packaging and licensing models could have a negative impact on our customers’ preference for us, which could adversely affect our ability to attract or retain customers. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

If our solutions are misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality.
If our customers do not use our solutions correctly or as intended, inadequate performance or outcomes may result. Our solutions are sometimes used by customers with smaller or less sophisticated IT departments, and professional practitioners, potentially resulting in such suite of solutions performing at a lower level than anticipated by the customer. Our customers rely on our solutions to assist them in addressing important goals and challenges, and the incorrect or improper use or configuration of our solutions may result in customer dissatisfaction, contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us.
Furthermore, although we offer extensive training options to customers, if customer personnel do not opt to enroll in training, stay current on the use of our solutions or are not well trained in the use of our solutions, customers may not realize the full value of our solutions, open more support tickets, turn to our technical support more often, demand the attention of our customer satisfaction teams, or may defer the deployment of our solutions and solutions, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of customer personnel responsible for procurement and/or use of our solutions, our solutions may go unused or be adopted less broadly, and our ability to secure license renewal or make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

Table of Content
If we fail to manage future growth effectively, our business could be harmed.
For the last several years, we have experienced notable business growth. For example, our revenue has grown from $246 million in 2021 to $401 million in 2024, and our headcount has increased from 898 employees as of December 31, 2021 to 1,167 employees as of December 31, 2024. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our solutions with a broader base of public and private sector customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating a growing employee base in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. As our organization continues to grow, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid a formal corporate structure. This could negatively affect our business performance or ability to hire or retain personnel in the near or long-term.
In addition, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We may encounter risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth and plan for it, our business, financial condition, and results of operations would be harmed.

Table of Content
Our business depends on our customers renewing their subscriptions and purchasing additional subscriptions or services from us. Any material decline in our dollar-based net retention rate would harm our future results of operations.
To continue to grow our business, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. We offer our software solutions primarily through annual and multi-year subscription agreements. In order for us to improve our operating results, it is important that our customers renew their existing subscription agreements, as well as expand their use of existing solutions or subscribe to new software solutions from us. Our customers have no obligation to renew their subscriptions, and may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of units or users, as applicable. We have experienced growth by selling additional subscriptions to our solutions to our existing customer base, but there can be no assurances that we will achieve similar growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our product support, our prices and pricing plans, global economic conditions, the inflation and interest rate environment and increased costs, the prices of competing software products, reductions in our customers’ spending levels, user adoption of our solutions, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users or units, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual subscription terms were to shorten, it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and related professional service contracts decline from current levels, our revenue and revenue growth may decline, and our business will suffer.
We conduct a relatively low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared with other businesses.
We do not sell our solutions to new customers using e-commerce methods. While customers can initiate contact with us using our website, the ultimate purchase in most cases is not made through our website and is made only after an interactive discussion with the customer. For example, our sales process involves “know your customer” vetting and screening procedures which must take place prior to customer being approved. As a result, the purchase process can be lengthy compared to e-commerce transactions, and it is possible that the length of the process may discourage some customers from completing the transaction with us rather than with a competitor who offers more seamless online sales.

Table of Content
Issues in the use of artificial intelligence (“AI”) (including machine learning) in our C2C Platform may result in reputational harm, liability or impact our financial results.
We have integrated a range of AI-powered features and capabilities into our C2C Platform. For example, our Cellebrite Pathfinder solution, our principal investigative analytics tool, uses AI to allow customers to create unique search categories for reviewing text, video and image evidence. The evolution of AI, including the recent introduction of Generative AI by third-party providers as well as competing AI engines, present opportunities for further efficiencies in DI. Failing to adopt such capabilities effectively with the C2C Platform may harm our ability to effectively compete in the market. At the same time AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business, products, services and revenues. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets in AI training, development and/or operations may be insufficient, of poor quality, or embed unwanted forms of bias. Outputs of AI systems may include hallucinations, bias or other forms of discrimination. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI enhanced solutions. If the recommendations, forecasts, or analyses that AI-powered applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, for example, due to unintentional biases that may stem from the predictive nature of AI algorithms and we may enable or offer solutions that draw controversy due to their perceived and actual impact on society. We could suffer reputational or competitive damage as a result of any inconsistencies in the application of the technology or ethical concerns all of which may generate negative publicity. We could also face regulatory or legal scrutiny, such as a result of potential procedural due process claims stemming from the use of the technology. We may not be successful in our AI initiatives, which could adversely affect our business, reputation, or financial results.
The regulatory framework for AI is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. For example, in Europe, on July 12, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) was published in the EU Official Journal, and establishes a comprehensive, risk-based governance framework for AI systems in the EU market. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general purpose AI. Penalties under the EU AI Act vary depending on the type of violation. Violations of the prohibited AI restrictions are subject to administrative fines to the higher of 7% of worldwide annual turnover or €35,000,000, and violations of most of the EU AI Act’s other provisions are the higher of 3% annual worldwide turnover or €15,000,000. Further, the supply of incorrect, incomplete, or misleading information to the competent authorities in certain contexts can result in fines of the higher of €7,500,000 or1% of a company’s total worldwide annual turnover. Additionally, legislation related to AI technologies has also been introduced at the U.S. federal level and is advancing at the state level.
For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the California Consumer Privacy Act regarding the use of automated decision-making and states have passed and are considering laws governing the use and development of AI technologies. Such additional regulations may impact our ability to develop, use and commercialize AI technologies in the future. Additionally, existing laws and regulations may be interpreted in ways that may affect our use of AI. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Table of Content
Uncertainty around new and evolving AI regulations and uses may require significant, additional investment to develop models and responsible-use frameworks. We have experienced, and may in the future experience, challenges accessing AI models, datasets or hardware. Developing, testing and deploying AI systems may also increase the cost of our offerings, including due to the nature of the computing costs involved in such systems. These costs could adversely impact our margins as we continue to make significant investments in AI development, add AI capabilities to our offerings and scale our AI offerings without assurance that our customers and users will adopt them. Additionally, concerns, skepticism, and potential misconceptions among customers, regulators and judicial systems regarding the use of AI and compliance with evolving AI regulations, particularly in relation to the responsible and ethical use of AI in the law enforcement sector, may impact adoption rates, create legal and reputational risks, and necessitate the implementation of additional compliance measures. Further, as with any new offerings based on new technologies, consumer reception and monetization pathways are uncertain, our strategies may not be successful and our business and financial results could be adversely impacted. New AI offerings and technologies could modify workforce needs, result in negative publicity about AI and decrease demand for our existing products, services and solutions, all of which could adversely impact our business.

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
As of December 31, 2024, we had cash and cash equivalents of $191.7 million, short-term deposits of $153.7 million and short-term and long-term marketable securities of $138.4 million. We expect to meet our ongoing liquidity needs for at least the current year. However, we may require substantial additional financing in order to execute our inorganic growth strategy. Such financing may not be available on commercially reasonable terms or at all. If we are unable to obtain such financing, or secure sufficient customer agreements, on commercially reasonable terms, or at all, we will not be able to execute our growth strategy.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our current security holders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect the rights of our current holders of Ordinary Shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared with less leveraged competitors or competitors that may have better access to capital resources.

Table of Content
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
Our supply chain for sourcing various components used in the assembly of our hardware product components is dynamic and complex. We depend on certain suppliers for the delivery of such components and have strived to limit our dependence on any one particular supplier. In particular, we use specialized adapters, which connect our software to the mobile devices and computers being examined and offers additional layers of security. If we become unable to obtain the components necessary for our hardware products, we may struggle to fulfill contracts and acquire new customers. We generally keep up to three quarters of inventory on hand for long lead-time components to mitigate this risk, which we believe would give us enough time to resolve shortage due to an issue with a particular supplier, but it might not be enough time to resolve a shortage that stems from general market scarcity. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition. International or domestic geopolitical or other events, including the ongoing conflict between Israel and Hamas and tensions in the Middle East as well as the expanding regional conflict between Israel and Iran and its proxies, and in particular the ongoing disruptions from Houthi attacks in the Red Sea, and/or the imposition of new or increased tariffs and/or quotas by the U.S. federal government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Additionally, if we experience an unpredicted increase in customer demand, we might not be able to acquire enough materials to meet that demand in a timely manner and/or incur higher costs than expected due to increased demand.

Fluctuations in foreign currency exchange rates could materially affect our financial results.
Our financial statements are presented in U.S. dollars. Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the USD could cause our profits to decrease (as was the case in 2022) depending on the magnitude of the changes in foreign currencies, or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure. More specifically, for current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end customer costs may result in lost or delayed orders and reduce the competitiveness of our solutions in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.

Table of Content
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
Approximately 38.2% of our expenses, primarily payroll and rent, are paid in Israeli new shekels (NIS). The U.S. dollar compared with the NIS experienced meaningful volatility over the last several years, which, if it continues to present the same behavior, could have an adverse impact on our expenses and profitability. Although we take steps to hedge our foreign currency exposures related to our NIS expenses, such measures may not adequately protect us from material adverse effects arising from the impact of local conflicts, including the ongoing Israel-Hamas conflict and tensions in the Middle East, global inflation or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

The sales cycle for some of our solutions can be lengthy.
Most of our sales transactions for digital forensics software involve a relatively short sales cycle; however, larger transactions, especially those involving a large-scale upgrade to our Inseyets solution or those involving broader adoption of multiple flagship offerings within our C2C Platform may result in a longer sales cycle and may require, for example, discussions about budget and funding and about which potential solution is most suitable to the customer. The larger the sale, the longer these consultations tend to last. If our sales efforts to a potential customer do not result in sufficient revenue to justify our time and investments, our business, financial condition and results of operations could be adversely affected. We are currently expanding our sales of the C2C Platform to customers, and the impact of these longer sales cycles could become more significant over time. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process may be prolonged, revenue delayed, with little or no control over any delays encountered by us.

Because most of our revenue is derived from subscriptions, which is recognized over the life of the subscription, near-term declines in new or renewed agreements may not be reflected immediately in our operating results and may be difficult to discern.
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

Table of Content

If we are unable to hire and retain a permanent Chief Executive Officer, or successfully transition to a new Chief Executive Officer, our business could suffer.
Our former Chief Executive Officer (CEO), Mr. Yossi Carmil, who served as CEO for 20 years, was instrumental in driving our growth and shaping our strategic direction. On December 31, 2024, Mr. Carmil stepped down from his roles as CEO and as a member of our Board. Following his departure, Mr. Thomas E. Hogan, the Executive Chairman of our Board, assumed the role of interim CEO while continuing to serve as a Board member and a search for a permanent CEO has been initiated. It is intended that Mr. Hogan will continue in that position until a permanent CEO is appointed.
Identifying and securing a new CEO may take longer than expected, which may result in instability within our leadership and work force and potentially disrupt customer relationships, and has raised concerns with investors. The process of onboarding a new CEO requires substantial time and effort by our Board and our other executives, which may divert attention from our business, and may disrupt our business and result in instability within our leadership, workforce and customers. If we are unsuccessful in appointing a new CEO, or in transitioning to a new CEO, our sales, efficiencies, share price and results of operations may be negatively impacted.

If we are unable to retain key personnel and senior management as well as other qualified personnel our business and operations could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain key personnel and senior managerial talent.
All of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our executive officers and any of our other key personnel, and our inability to find suitable replacements, could disrupt our business and operations, disrupt our strategic plans and destabilize our work force, all of which could result in a decline in sales, delays in product research and development, and harm to our business and operations and financial results.
Our success also depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our customers, including our ability to transition personnel to new assignments on a timely basis. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business and operations could suffer.
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

Table of Content
Furthermore, retention is an industry-wide issue given the competitive technology labor market and as the workforce continues to value multiple company experience over long tenure. There is a limited pool of qualified personnel and at present, such personnel are in short supply. For example, over the last several years we have experienced an increase in competition for recruiting qualified research and development teams and engineers in Israel where we have a substantial presence and an ongoing need for skilled employees. If we experience high turnover of our research and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our research and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. A failure to continue offering the same caliber of solutions and to effectively meet our customers’ needs due to a loss of key personnel could therefore adversely affect our business and results of operations.
Certain of our key employees participate in our equity plan and receive RSUs, PSUs and/or options to purchase ordinary shares and/or are invited to participate in our 2021 Employee Share Purchase Plan (“ESPP”). Volatility in the trading price of Ordinary Shares may also affect our ability to attract and retain qualified personnel. Personnel may be more likely to leave us if the Ordinary Shares they own have significantly depreciated in value relative to the original purchase price of these shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold is significantly above the trading price. Any of these factors could harm our business, financial condition, and results of operations.

The security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers.
There can be no assurance that the measures we have taken to protect our operations and solutions will prevent all malicious activities, including deliberate insertion of exploitative code, malware or cyberattacks, or inadvertent disclosures (including of personal information, sensitive investigative data or confidential business information) or unauthorized access, from impacting our system and information. There can be no assurance that our software updates can keep up with evolving security and encryption strategies in the industry, and, as a result, our software may be vulnerable to malicious attacks. We may also experience breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. As the techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although to date, malicious activities directed at us have not had a material impact on our business nor, to our knowledge, have they impacted the integrity of the data that our solutions extract from devices, analyze or store, future malicious activities could compromise our solutions and cause us to incur liabilities that may have a material adverse impact on our reputation and business. While we maintain insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with incidents that may occur in the future.

Table of Content
We may be materially adversely affected by negative publicity related to our business and use of our products.
As our business has grown and as interest in Cellebrite and digital investigative technology overall has increased, we have attracted, and may continue to attract, coverage from news and other outlets. Such coverage may lead to negative political and public sentiment. For example, we have received and may continue to be subject to adverse press coverage of our digital forensics software, which has the potential to create negative public or political sentiment because of perceived data security, ethical and other concerns. Moreover, adverse press coverage and other negative publicity may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency, when possible, into our business, operations, and product capabilities, we may be unable to or limited in our ability to effectively respond to such harmful coverage, which could have a negative impact on our business. Responding to such coverage, claims, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can also divert the time and effort of senior management from the management of our businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on our reputation, the morale and performance of our employees and our relationships with regulators. It may also have an adverse impact on our ability to take timely advantage of various business and market opportunities.
Additionally, political and social activist criticism of our relationships with customers could potentially engender dissatisfaction among potential and existing customers, investors, and employees with how we address political and social concerns in our business activities, such as ceasing to do business in certain jurisdictions. See “—Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations”. Conversely, being perceived as yielding to activism targeted at certain customers could damage our relationships with other customers, including governments and government agencies with which we do business, whose views may or may not be aligned with those of political and social activists. Actions we take in response to the activities of our customers, up to and including terminating our contracts or refusing a particular product use case could harm our brand and reputation.
The direct and indirect effects of such factors, negative publicity, and the demands of responding to and addressing them, may have a material adverse effect on our businesses, financial condition and results of operations.

Table of Content
If we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government requiring such clearance.
On July 16, 2024, Cellebrite acquired Cyber Technology Services, Inc. (“CyTech”), a professional services provider with extensive expertise in cybersecurity, digital forensics and incident response services. The Acquisition of CyTech is part of Cellebrite’s strategy to substantially broaden our business with U.S. federal customers over the longer term. CyTech’s operations required it to issue facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). Because we are organized in Israel, we entered into agreement with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to this portion of our business. These measures are designed to protect the integrity of classified information and ensure that foreign ownership does not compromise it. Failure to adhere to these FOCI mitigation could result in the discontinuation of CyTech’s facility security clearance, adversely impacting its ability to perform on classified contracts, and would further mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearance. Further, if we fail to adhere to the FOCI mitigations or violate the terms of our FOCI mitigation agreement, we may be suspended or barred from participating in government contracts, whether classified or unclassified. This could have a negative effect on our long-term plans, business operations, financial condition, and results of operations.

Table of Content
Risks Related to the Businesses of Cellebrite’s Customers
Our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties.
We generate the significant majority of our revenue from contracts with federal, state, provincial and local governments (which we refer to as our “Public Sector Customers”), and many of these Public Sector Customers may terminate most of these contracts at any time, without cause. There is pressure on some Public Sector Customers, both domestically and internationally, to reduce spending. Further, U.S. federal government contracts are subject to the approval of appropriations made by the U.S. Congress to fund the expenditures under these contracts. In particular, budget uncertainty, the risk of future budget cuts, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the U.S federal debt ceiling could adversely affect our industry and the funding for our solutions. If appropriations were delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of disruptions to our business.
Similarly, our contracts with U.S. state and local governments as well as other foreign governments and their agencies are generally subject to government funding authorizations. Additionally, government contracts are generally subject to audits and investigations, which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

A decline in government budgets, changes in spending or budgetary priorities, or delays in contract awards may significantly and adversely affect our future revenue and limit our growth prospects.
We generated more than 90% of our revenue in 2022, 2023 and 2024 from contracts with Public Sector Customers and our results of operations would be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these Public Sector Customers face increased pressure to reduce spending and may terminate most of these contracts at any time, without cause. See “— Risks Related to Our Business and Industry —.” We are dependent on acceptance of our solutions by our Public Sector Customers, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Budgetary constraints for political or economic reasons, particularly in light of the Russia-Ukraine conflict, the Israel-Hamas conflict and tensions in the Middle East due to the widening regional conflict may also cause our governmental customers to divert budget and may result in them forgoing use of our solutions. We face these risks in every country in which we operate.

Table of Content
Revenue from the U.S. federal government customers accunted for approximately 17% of our total revenue in 2024. Those contracts are conditioned upon the continuing availability of U.S. Congressional appropriations. The U.S. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as the U.S Congress makes further appropriations over time. If we incur costs in excess of funds obligated on a contract or in advance of a contract award, we may be at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is awarded and funded. Additionally, when the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. federal government to continue to operate consistent with funding levels from the prior year’s appropriated amounts, but do not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our business, financial condition, and results of operations. If appropriations or continuing resolutions for the U.S. federal government departments and agencies with which we work or have prospective business are not made by September 30 (the last day of the federal fiscal year) of any given year, the lapse in appropriations may also have negative impacts on our ability to continue work and to recognize revenue from those customers, for so long as the lapse continues. In particular, when the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our solutions may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, could also result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business.
The U.S. federal government may also shift spending away from one or more of the federal agencies from which we derive revenue for budgetary or political reasons. Currently, considerable uncertainty exists regarding how future budget and program decisions will develop, including the spending priorities of the Trump Administration and Congress and what challenges budget reductions will present for us and our industry generally. The Trump Administration is proposing and seeking to implement significant changes to the size and scope of the federal government, which includes recommended actions provided by the newly created advisory commission, the Department of Government Efficiency. These changes may include funding reductions to certain federal agencies or funding reductions to state and local law enforcement agencies. Pressures on and uncertainty surrounding the U.S. federal government’s budget, and potential changes in budgetary priorities and spending levels, could adversely affect the funding for and delay or eliminate the ability for additional purchases of our solutions, including at the state level which depends on the federal government in part for its funding. These factors could adversely affect our future revenue and limit our growth prospects.

Table of Content
Evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business.
A significant majority of our customers are in the public sector. The procurement process for government agencies can be more challenging than contracting in the private sector and can impose additional costs and complicate sales efforts. Further, changes in the political landscape or required procurement procedures that affect our current and prospective customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods; or customers may need to secure funding, which could result in purchasing delays or cancellations; or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our solutions. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base. In addition, the majority of our government contracts include the right for government agencies to delay, curtail, renegotiate or terminate contracts and subcontracts at their convenience any time prior to their completion. Any decision by a government customer to exercise any of these rights in our contracts may result in a decline in our profits and revenue.
Changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions.
Many of our law enforcement customers in the United States use funds seized through civil forfeiture proceedings to fund the purchase of our solutions. State civil forfeiture statutes permit state governments to seize property with limited judicial oversight, often based on a preponderance of the evidence that the property was connected to criminal activity even if the owner of the property is not subject to criminal charges. A one-justice U.S. Supreme Court opinion in March 2017 sharply criticized civil forfeiture as possibly violating the due process clause of the U.S. Constitution, although the U.S. Supreme Court in that instance declined to hear the case on procedural grounds. An adverse U.S. Supreme Court decision or changes in state legislation could impact our customers’ ability to seize funds or use seized funds to fund purchases of our solutions. Changes in civil forfeiture statutes or regulations are outside of our control and could limit the amount of funds available to our customers, which could adversely affect the sale of our solutions.

Our revenue from private sector customers, and our operations in general, could be adversely affected by any weakening of economic conditions.
Our private sector customers may be more susceptible to weakening economic conditions than our Public Sector Customers. Certain economies have experienced periods of downturn as a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and in the worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, warfare, the geopolitical turmoil caused by the ongoing conflicts between Russia and Ukraine, Israel and Hamas and the overall volatility and violence in the Middle East, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.

Table of Content
Any instability in the global economy affects countries in different ways, at different times and with varying severity, which makes the impact to our business complex and unpredictable. During such downturns, many customers may delay or reduce technology purchases. Contract negotiations may become more protracted or conditions could result in reductions in the sales of our software, hardware and solutions, longer sales cycles, pressure on our margins, difficulties in collection of accounts receivable or delayed payments, increased default risks associated with our accounts receivables, slower adoption of new technologies and increased price competition. While none of these delays have been significant, they may become significant in the future or transition from delays to outright cancellation.
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
Our success and ability to compete depends in part on our ability to maintain, protect, enforce and defend our intellectual property and other proprietary rights. We rely upon a combination of copyright, trademark, patent and trade secret laws, as well as certain contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our solutions are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Israel or the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Additionally, the intellectual property ownership and license rights of new technologies such as those generated using AI have not been fully addressed by U.S. courts interpreting current and new laws or regulations, and the use or adoption of such technologies in our products and services may expose us to potential intellectual property claims; breach of a data license, software license, or website terms of service allegations; claimed violations of privacy rights; and other tort claims. If such laws or regulations require increased transparency, it may impair protection of our trade secrets or other intellectual property. In addition, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. The violation of our licensing agreements by transferring or allowing the use of our intellectual property, proprietary information or technology without a license may pose additional risks.
We may become the subject of intellectual property infringement or misappropriation claims, which could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages if we are found to have infringed patents, copyrights, trademarks, or other intellectual property rights, or breached trademark co-existence agreements or other intellectual property licenses and could require us to cease using or to rebrand all or portions of our solutions.
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
In September 2024 we announced the patent for our Remote Mobile Collection solution. We seek patent protection and may in the future determine that we require additional patents in order to protect our software and processes, and we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.

Table of Content
Third parties may legitimately and independently develop products, services, and technology similar to or duplicative of our products, services and technology. In addition to protection under intellectual property laws, we rely on confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers, and we generally limit access to and distribution of our intellectual property and proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, confidentiality and non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights.
Moreover, we spend significant resources to monitor and protect our intellectual property and other proprietary rights from potential infringement, and in the future we may conclude that in at least some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We may initiate claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such litigation, regardless of the outcome, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.
In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Our technology systems may be damaged, disrupted, or compromised by malicious events, such as cyberattacks (including computer viruses, ransomware, and other malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Cybersecurity threats are constantly evolving, have become increasingly complex and sophisticated, and employ a wide variety of methods and techniques, which may include the use of social engineering techniques or supply-chain attacks, all of which increase the difficulty of detecting and successfully defending against such threats. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

Table of Content
In addition, security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Other companies have also experienced cybersecurity incidents that implicate confidential and proprietary company data and/or the personal information of end users of AI applications integrated into their software offerings or used in their operations. Although we take steps designed to secure our data and information technology infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current information technology systems or any updates or upgrades thereto, including the integration of AI capabilities into our product offerings the current or future information technology systems, cloud service providers, software and hardware vendors, supply chain information technology systems that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar cybersecurity risks. Further, a greater number of our employees are working remotely and accessing our IT systems and networks remotely since the COVID-19 pandemic, which has further increased our vulnerability to cybercrime and cyberattacks and increased the stress on our technology infrastructure and systems. We carry data protection liability insurance against cyber-attacks (including media, intellectual property & products liability, cyber liability, and commercial general liability policies), with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and the resulting disruption of our operations. However, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.
We have experienced and expect to continue to experience actual or attempted cyber-attacks of our information technology systems or networks. Although prior known cyberattacks directed at us have not had a material impact on our business or financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that past, future, or ongoing cyberattacks or incidents against us, if successful, will not have a material impact on our business or financial results, whether directly or indirectly. Because we have historically been targeted by cyberattacks and may continue to be an attractive target for cyberattacks, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. For instance, the risk of cyber-attacks increased in connection with the military actions associated with Russia’s invasion of Ukraine, as well as the Israel-Hamas conflict and Middle East regional conflict. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks, or take other geopolitically motivated retaliatory actions that increase the likelihood of cyber-attacks and security breaches generally, which could disrupt our business operations, result in data compromise, or both. There can be no assurance that in the future we will be able to anticipate or prevent security breaches or incidents, or unauthorized access of our information technology systems.
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

Table of Content
Some of our software and systems contain open-source software, which may pose particular risks to our proprietary software and information technology systems.
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
Claims of infringement (including misappropriation and/or other intellectual property violation) are common in the software industry and increasing related legal protections, including copyrights and patents, are applied to software solutions. Although most of our technology is proprietary in nature, we do include certain third party and open source software in our software solutions. In the case of third party software, we believe such software is licensed from the respective entity(ies) holding the intellectual property rights. While we believe that we have secured proper licenses for all material third-party intellectual property that is integrated into our solutions in a manner that requires a license, third parties have and may continue to assert infringement claims against us in the future, including the sometimes aggressive and opportunistic actions of non-practicing entities whose business model is to obtain patent-licensing revenue from operating companies such as us. Any such assertion, regardless of merit, may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on commercially reasonable terms. In addition, as we continue to develop software solutions and expand our portfolio using new technology and innovation, our exposure to threats of infringement may increase. Any infringement claims and related litigation could be time-consuming, expensive to settle or litigate, disruptive to our ability to generate revenue or enter into new market opportunities, could divert our management’s attention and other resources, and may result in significant liability for damages if we are found to have infringed third party rights, and/or significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework or rebrand our solutions to avoid infringement of third party rights. Typically, our agreements with our partners and customers contain provisions which require us to indemnify them for damages sustained by them as a result of any intellectual property infringement claims involving our solutions. Any of the foregoing infringement claims and related litigation could have a significant adverse impact on our business and operating results as well as our ability to generate future revenue and profits.

Risks Related to Data Privacy and Human Rights
The use of certain of our solutions may be perceived as, or determined by the courts to be, in violation of privacy rights and related laws. Any such perception or determination could adversely affect our financial results and results of operations.
Because of the nature of certain of our DI solutions, including those used to access, collect, review, store, share and support digital evidence, the general public could perceive that the use of our solutions may result in violations of individual privacy rights. In addition, certain courts or regulatory authorities could determine that the use of our software solutions violates privacy laws. Any such determination or perception by potential customers, the general public, government entities or judicial authorities could harm our reputation, may result in reduced usage or adoption rates of our C2C Platform by our customers and adversely affect our reputation, revenue, financial condition and results of operations. While we dedicate resources to ensure our compliance with applicable privacy laws, we are responsible and liable for PII and other personal data which our customers entrust in our C2C Platform and we process as part of the services we provide. We require our customers to comply with applicable privacy laws when using our products, however we may still be held responsible and even liable for the manner in which our customer uses such data, including if the customer uses the data in a way that is a violation of privacy related laws or our license agreement.

Table of Content
Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.
We strive to sell our solutions to customers who will use them in a lawful and ethical manner. See “— We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.” For example, all customers are required to confirm, before activation, that they will only use our product for lawful uses. However, Cellebrite cannot easily or quickly verify whether this undertaking is accurate. Furthermore, some of our Public Sector Customers may use our solutions in a manner that is incompatible with, or perceived to be incompatible with, generally acceptable human rights standards, without our knowledge or permission.
For example, in late 2024, Amnesty International published a report alleging that certain law enforcement agencies in Serbia had misused our solutions to access the mobile phones of several journalists and activists and then implanted spyware on those devices. After a review of the allegations brought forth by the Amnesty International report, we investigated each claim in accordance with our ethics and integrity policies, and found it appropriate to stop the use of our products by the relevant customers. In another example, a petition filed with the Tel Aviv District Court in 2020 alleged that UFED was being used against pro-democracy protestors in Hong Kong and that this was resulting in human rights abuses.
We have adopted policies and procedures intended to prevent sales to customers in countries that do not meet the standards we have set in our policies. As a result, we no longer sell our products to customers in China, Hong Kong, Russia, Belarus and certain other countries. Nevertheless, adverse media coverage and petitions relating to Bangladesh, Hong Kong, Russia, Serbia and Uganda have in the past negatively impacted, and may in the future negatively impact, our reputation and may also directly or indirectly cause mobile and other digital device OEMs and other software manufacturers to change their products in ways that erode or eliminate the effectiveness of our DI solutions.
Our license agreements prohibit customers from using our solutions in a manner that violates applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party, and generally and where lawful require our customers to indemnify us for losses that we suffer due to their actions. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of the software, among other things, if it is used in violation of the license. A determination regarding whether a breach of our license will result in termination or other corrective action involves judgment and depends on the facts and circumstances of each case. Nevertheless,, we cannot provide any assurance that customers or others will not manage to circumvent our restrictions or that we will not be subject to claims from third parties alleging that their rights were violated as a result of our customers’ use of our products. In the future, other allegations of misuse by our customers may damage our reputation, even if we took no part in the misuse, conduct an investigation to determine the merits of any such allegations or take immediate action to sever ties with such customers.

Table of Content
We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.
We generally do not knowingly enter into business with customers whose positions or actions we consider inconsistent with our mission to support law enforcement agencies acting in a lawful manner. We developed and continue to evolve an ethical risk management framework, intended to assist us in managing the risk of human rights abuses by our customers when using our products. We use the ethical framework to determine in which countries or with which customers we will pursue new business by applying a set of standards and indicators, including regulatory restrictions such as sanctions and export controls and a number of widely accepted human rights related indexes such as the Corruption Perception Index, Democracy Index and Freedom House Index. This ethical risk management framework will continue and evolve over time and applies quantitative as well as qualitative measures to aid in our decision making. Based on this ethical framework, we may decide not to engage with new customers or extend or renew licenses and services to existing customers operating in those countries that we do not consider to meet our ethical standards and corporate values. For example, we have adopted policies and procedures intended to prevent sales to customers in Bangladesh, Belarus, China, Hong Kong, Macau, Russia, Venezuela, Oman, Uganda and a number of other countries, partially due to concerns regarding human rights abuses, data privacy and security, partially due to regulatory requirements, and partially due to other business considerations, and we may in the future decide not to do business in other countries or with other existing or potential customers for similar reasons.
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
For example, the Company has an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is composed of seven industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.
Our decisions not to do business within certain countries or with certain customers may alter our expectations surrounding our long-term financial benefits and results, which may harm our growth prospects, business, and results of operations. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

Table of Content
We occasionally have limited access to third-party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our solutions or service and we may incur significant legal and financial exposure and liabilities.
We do not generally have access to or store customer data nor have access to the data processed by customers using our solutions. Nevertheless, our personnel occasionally have brief and limited access to data, including personally identifiable information (“PII”), when they receive calls for technical support or when they maintain or operate the relevant solution. One instance where we may have brief access to data is when a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases the customer may share the data with the technical support for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS solution. In addition, we may have access to customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced forensics lab for the extraction of data from devices that are sent to us by our customers. The Company has implemented several internal processes and measures for deleting data shortly after completion of related services (in the case of Advanced Services), and that are designed to ensure managed, limited, brief and secure access to customers data, done strictly on a need-to-service basis. The Company uses internationally recognized information security measures and complies with industry standards. Our Advanced Services are delivered from a strictly dedicated platform that combines authentication, authorization, networking, and observability into a single point, as well as internal processes intended to control access, usage, storage and retention of data. However, any actual or perceived unauthorized access, use, disclosure or modification to this data, could result in our solutions and services being viewed as less secure, which could lead to liability and a significant adverse effect on our reputation and financial and operating results.

Risks Related to Legal Compliance and Regulatory Matters
We are subject to Israeli encryption laws that may be subject to future reform, and our failure to obtain or maintain related licenses in compliance with these laws could negatively impact our business.
The export of our solutions is subject to Israeli encryption control laws. Our export license under the Israeli encryption control regime as well as other export control laws and regulations which apply to us prohibit us from exporting some of our products to customers in certain countries and require us to obtain the consent of the Israeli Ministry of Defense to export to customers in certain other countries. Our failure to comply with these requirements could subject us to financial and other penalties, which could materially adversely impact our revenue and profits, and harm our reputation.

Table of Content
Although Israel is not a party to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies (the “Wassenaar Arrangement”), it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies, and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, neither cryptography (that is subject to Israeli encryption laws) nor cryptanalytic technology are regulated under the Israeli export control regime, even if such cryptography or cryptanalytic capabilities would otherwise be placed within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security, and they are regulated by Israeli encryption control laws. In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Over the last several years, the Israeli Ministry of Defense has renewed this effort and has stated publicly its intention to push this reform forward. This initiative stalled in 2023. In 2024, the Israeli Ministry of Defense again published for public comments its intent to cancel the existing Israeli encryption control regime and to adopt the provisions of the Wassenaar Arrangement in this regard. This publication generated extensive comments and the Ministry has again pushed back this project, currently to 2025. If our solutions do become subject to the Wassenaar Arrangement dual use list as adopted by Israel, then some of them are likely to be controlled under either the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer and end use. The application of these laws’ requirements to us and to our products could subject us to different licensing requirements and could require us to adapt our marketing, sales and export practices to accommodate these changed requirements. This reform could adversely impact our ability to quickly, efficiently and cost effectively market and sell our products, and could materially adversely impact our business, revenue and profit.

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
We have adopted policies and procedures that are intended to restrict sales to countries subject to U.S. and Israeli sanctions and export restrictions and to designated entities and individuals. Our solutions and technologies could be exported or re-exported to, or eventually be used by, these sanctioned targets due to circumvention of restrictions by customers, resellers or others, despite the contractual undertakings by which they are bound that prohibit them from exporting or reselling to any unauthorized customer, and any such export, re-export or use, could have negative consequences, including government investigations, penalties and reputational harm. Any change in export regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.

Table of Content
Differing regulatory and legal requirements and the possible enactment of additional regulations or restrictions on the use, import, export or re-export of our solutions or the provision of services, delay, restrict, or prevent the sale or use of our solutions in some jurisdictions. If we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, shipping partners, or contractors, fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if we fail to secure such contractual commitments where necessary, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties.
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
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or in operating our SaaS-based solutions, such as the Guardian solution. In addition, we may extract files containing customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced lab for the extraction of data from devices that are sent to us by our customers. As a result, for the purposes of the European General Data Protection Regulation (“GDPR”) and the equivalent UK legislation, we believe that we are not considered to be a controller regarding our customers' PII processed as part of the services provided to them and serve as a processor in a limited number of circumstances, within the meaning of those terms. For more information, see “—We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.”

Table of Content
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, AI and personal information. International data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may include a private right of action or be enforced by government entities, are constantly evolving and can be subject to significant change, and they are likely to continue to develop and evolve for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and differently with our current policies and practices.
A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. For example, despite the establishment of the new European Union - U.S. Data Privacy Framework, new legal challenges to the mechanisms allowing companies to transfer personal data from the European Economic Area (“EEA”) to certain other jurisdictions, including the United States, could emerge resulting in further limitations on the ability to transfer data across borders. For instance, the NGO "None of your business (NOYB)" has announced its intention to challenge the Data Privacy Framework (DPF) before the Court of Justice of the European Union ("CJEU"). Moreover, the following laws and regulations have taken, or will take, effect, creating further interpretive uncertainties for Cellebrite:

•The GDPR applies to many of our products and services. The GDPR imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, documentation, and cross-border data transfers for EEA entities as well as non-EEA entities that offer goods or services to, or monitor, individuals in the EEA. We are required to comply with the GDPR and, following the exit of the United Kingdom (“UK”) from the European Union (“EU”), the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which imposes several stringent requirements for controllers and processors of personal data and could make it more difficult and/or more costly for us to collect, store, use, transmit and process personal data and sensitive data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. A decision from the CJEU states that reliance solely on the Standard Contractual Clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. In 2022, the EU and U.S. established the EU-US Data Privacy Framework (DPF), a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments. Similar mechanisms are also in place under UK law following the UK’s exit from the EU in 2021. Non-compliance with the GDPR and the UK legislation equivalent may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (or GBP 17.5 million under the UK legislation),whichever is higher, for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.

Table of Content
•The California Consumer Privacy Act, as amended by the California Privacy Right Act, or CPRA and collectively, the CCPA, gives California residents certain such rights to access, correct and request deletion of their personal information, opt out of the sale or sharing of personal information, limit the use and disclosure of sensitive personal information and receive detailed information about how their personal information is collected, used, and shared. The CCPA also establishes a regulatory agency dedicated to enforcing those requirements. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. The effects of the CCPA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Other U.S. states have adopted similar legislation. Similar laws passed in numerous other U.S. states with several that went into effect in 2024 and 2025 and other that will become effective in the near future. Additional U.S. states are considering, similar data privacy laws. We expect that new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.
•The Israeli Privacy Protection Law, 1981 ("PPL"), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 ("Security Regulations"), mandates strict requirements for processing, transferring and securing personal data. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and will be effective from August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.
Additionally, depending on our activities and operations we may be subject to privacy laws in other jurisdictions that are continuing to change, including Australian privacy laws, such as the Privacy Act of 1988, and Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL. Furthermore, certain other state laws in the United States impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. Finally, U.S. states continue to enact and propose new legislation relating to privacy and data security. For more information see – Part 1, Item 4.B. Business Overview – Data Privacy.
Since our products and services are regularly used by law enforcement agencies, our customers may decide to store investigative data that may include sensitive information and PII using our SaaS-based solutions. Law enforcement agencies are often subject to specific laws and regulations pertaining to their field of activity. Such laws may impose additional data protection, security and other obligations and restrictions which could potentially apply to us or to our products and services, thereby further heightening our compliance obligations and potentially the costs and expenses.

Table of Content
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
From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. We may also become subject to claims, lawsuits, proceedings and inquiries which could involve labor and employment disputes, discrimination and harassment allegations, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, or defamation, data privacy rights, antitrust concerns, common law fraud, government regulation, compliance, alleged federal and state securities and “blue sky” law violations or other investor related questions. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our shareholders, could involve breach of fiduciary duty, breach of duty of loyalty, failure of oversight, corporate waste claims, and other matters. For example, a former consultant has brought a number of claims against us and a number of our current and former director and officers. These claims could lead to reputational harm and diversion of resources and management’s attention from our primary business operations. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief. Over the last several years, lawsuits have been filed against cyber-related companies by large multinationals that claim that their terms of use or intellectual property have been violated and breached by the activities of the cyber companies. While we are not a cyber company, such a risk could potentially also apply to us and our solutions.
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
Moreover, in the United States, government contracts are subject to oversight audits by government representatives. Such audits could result in adjustments to our contracts. As an example, for contracts covered by the Cost Accounting Standards, any costs found to be improperly allocated to a specific contract may not be allowed, and such costs already reimbursed may have to be refunded. In addition, as a result of actual or perceived non-compliance with government contracting laws, regulations, or contractual provisions, we may be subject to other audits and internal investigations which may prove costly to our business financially and divert management’s attention and time. Among the causes for debarment are violations of various laws or policies, including those related to procurement integrity, export control, U.S. government security regulations, employment practices, protection of criminal justice data, protection of the environment, accuracy of records, proper recording of costs, foreign corruption, Trade Agreements Act, Buy America Act, and the False Claims Act. Contracts with the federal U.S. federal government may be terminated for convenience by the government at any time. Furthermore, regulatory requirements imposed by governments other than the United States may be more stringent and non-compliance may subject us as well as to investigations, proceedings, sanctions, or other consequences from those governments, as well as, in some cases, allow such governments to terminate contracts for convenience at any time. These consequences remain uncertain because of the dynamic nature of governmental action and responses.
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
We are subject to a variety of laws and regulations in Israel and around the world that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, consumer protection, telecommunications, product liability, taxation, labor and employment, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new solutions, expansion of our business to certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in Israel or the United States. These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. New laws and regulations (or new interpretations of existing laws and regulations) may require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. The costs of compliance with these laws and regulation are high and are likely to increase in the future. Additionally, these laws and regulations, or any associated inquiries or investigations or other government actions, may delay or impede the development of new solutions, result in negative publicity, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

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

Table of Content
Risks Relating to Cellebrite’s Incorporation and Location in Israel
Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.
We are incorporated under Israeli law, and many of our employees, including many of our management members, operate from our principal office and other facilities located in Israel. Furthermore, many of our employees, officers and directors are residents of Israel. We have a small assembly facility in Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel and the surrounding region.
Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, abductions of soldiers and citizens, and terrorism against civilian targets in various parts of Israel.
Following the October 7th, 2023 attack by Hamas terrorists on Israel's southern border, Israel declared war against Hamas and since then, Israel has been engaged in a military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies such as the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.
While our facilities have not been damaged during the current war, the tensions in the Middle East including hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.
The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).
In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. While dozens of our employees have been called into active military duty since October 7, 2023, as of the date of this annual report, only few of our employees are currently performing in active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Table of Content
The global perception of Israel and Israeli companies is, also impacted by actions taken by international judicial bodies, and may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international judicial bodies against Israel, they could significantly and negatively impact business operations and financial results.
Political conditions within Israel may affect our operations. Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business and operations.
It may be difficult to enforce a U.S. judgment against us, and certain our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts.
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
Additionally, unless we consents in writing to the selection of an alternative forum, the U.S. federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) against us or any of our directors, officers, other employees or agents. Section 22 of the Securities Act, however, creates concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While Delaware and certain U.S. courts have determined that such exclusive forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
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

Risks Relating to an Investment in our Securities
Future issuances of Ordinary Shares by us or resales of our Ordinary Shares may cause the market price of the Ordinary Shares to drop significantly, even if our business is doing well.
We have entered into an Investor Rights Agreement pursuant to which we have registered for resale the shares held by SUNCORPORATION, our largest shareholder, TWC Tech Holdings II, LLC (“TWC”), and the other parties thereto. See the section of this Annual Report titled “Part I, Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”. SUNCORPORATION and TWC are entitled to request that we effect an underwritten offering of their shares and they are entitled to include their shares in underwritten offerings that we undertake, subject to first cutback. A decision by these shareholders to sell shares, whether in an underwritten offering or otherwise, could adversely impact the price of our Ordinary Shares.
In addition, 1,500,000 Ordinary Shares held by TWC are “Restricted Sponsor Shares” and are eligible to vest if at any time during the Price Adjustment Period (as defined in the Merger Agreement) the price of our Ordinary Shares is greater than $30.00 over any 20 trading days within any 30 trading day period (a “Restricted Sponsor Share Triggering Event”). This follows the previous vesting of 6,000,000 Ordinary Shares following the achievement of prior price targets.
We have also historically used, and continue to use, our Ordinary Shares as a means of both rewarding our employees, non-employee directors, and consultants and aligning their interests with those of our shareholders. As of December 31, 2024, 17,762,004 Ordinary Shares were subject to outstanding awards (consisting of outstanding options to purchase 10,472,033 Ordinary Shares and 7,289,971 Ordinary Shares underlying unvested restricted share units (“RSUs”)) granted to our and our affiliates’ respective employees, non-employee directors, consultants and former employees under our equity incentive plans. Additionally, 3,781,041 Ordinary Shares were available for future grant under the 2021 Plan and 8,339 Ordinary Shares were available for grant under our equity incentive plans or for future purchase under our ESPP, subject to increase under the evergreens terms of certain of those plans. All of the underlying Ordinary Shares are registered on Form S-8 for immediate sale or resale. Thus, Ordinary Shares granted or issued under our equity incentive plans will, subject to vesting provisions, lock-up restrictions, and applicable Rule 144 volume limitations, be available for sale in the open market immediately upon registration.
In a registered offering of securities pursuant to the Securities Act (including via the registration statement on Form S-8) or otherwise in accordance with Rule 144 under the Securities Act, Cellebrite shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Ordinary Shares or putting significant downward pressure on the price of the Ordinary Shares. Further, sales of Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of the Ordinary Shares, which could increase the potential for short sales.
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
Cellebrite is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. Moreover, Cellebrite is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act, and is not subject to the rules prescribing the furnishing and content of proxy statements. Cellebrite is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders although the Company’s investor relations practices are focused on complying with Regulation FD. In addition, Cellebrite’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the related rules under the Exchange Act with respect to their purchases and sales of Cellebrite’s equity securities. Accordingly, if you own Cellebrite’s securities, you may receive less or different information about Cellebrite than that you would receive about a U.S. issuer.
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

Table of Content
Under Section 404 of the Sarbanes-Oxley Act, because we are no longer an emerging growth company, we are for the first time required to obtain an auditor attestation regarding our internal control over financial reporting, which requires enhanced actions on our part that we may not successfully implement in an ongoing manner.
Based on the market value of our Ordinary Shares held by non-affiliates as of June 30, 2024, effective as of January 1, 2025, we no longer qualify as an “emerging growth company” under the JOBS Act, and we have lost the ability to rely on the exemptions related thereto. Consequently, for the first time, in connection with this annual report, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. We are furthermore required (as we had been previously) to comply with the evaluation and certification requirements of Section 404 with respect to internal control over financial reporting. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we may need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If any such failure were to occur, we may be required to take remedial actions and make required changes to our internal control over financial reporting and we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.
Our largest shareholder, SUNCORPORATION, is a Japanese public company and currently a holder of 44.29% of Cellebrite’s outstanding shares.
As of March 11, 2025, SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 44.29% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:
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
•analyst reports or press coverage of such reports, including with respect to changes in recommendations or earnings estimates or growth rates by financial analysts, changes in investors’ or analysts’ valuation measures for our securities, our security solutions and customers, speculation regarding strategy or mergers and acquisitions (“M&A”), or market trends unrelated to our performance;
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

Table of Content
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

Table of Content
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

Table of Content

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
•We may not realize the expected benefits of the acquisition in a timely manner, if at all;
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

Table of Content
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
In some cases, we offer our solutions at a higher price point than many of our competitors, and this may change in the future. We have changed our pricing models in the past and expect that we will further change them from time to time in the future, including as a result of competition, global economic conditions, general reductions in our customers’ spending levels, pricing studies, delivert models or changes in how our solutions are broadly offered or consumed. Similarly, as we introduce new solutions, or as a result of the evolution of our existing solutions, we may have difficulty determining the appropriate price structure for our solutions. In addition, as new and existing competitors introduce new solutions that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with Public Sector Customers. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We may also need to improve our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley required to be included in our annual reports filed with the SEC beginning with this annual report for the year ended December 31, 2024. We may need to hire and successfully integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Table of Content
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

Table of Content
On August 15, 2024, we announced a redemption of all our Warrants to purchase Ordinary Shares, following which 19,878,580 Public Warrants were exercised on a cashless basis, 4,645 Public Warrants were exercised for cash and all of the 9,666,667 outstanding Private Warrants were exercised on a cashless basis, resulting in the issuance of an aggregate of 10,109,085 Ordinary Shares. The 116,224 remaining outstanding Public Warrants were redeemed on September 16, 2024 (the “Warrant Redemption”).
Our capital expenditures amounted to $10.6 million, $7.9 million and $9.1 million during the fiscal years ended December 31, 2024, 2023 and 2022, respectively, primarily consisting of expenditures related to property and equipment and intangible assets. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Our Mission
Our mission is to provide the primary suite of digital investigative software solutions for public and private sector customers. Our Case-to-Closure (C2C) Platform, which encompasses Cellebrite flagship solutions delivered either on premise or through the cloud, is designed to assist our customers to deliver justice faster, smarter and more defensibly from case to closure, thereby helping to close the public safety gap and to create a safer world.

Overview
Cellebrite is a leading provider of digital investigative solutions that help public and private sector customers around the world transform their investigative workflows and make digital evidence more accessible, actionable and defensible. Our digital forensics collect & review software, case and evidence management, and investigative solutions offered within our C2C Platform are used to advance legally sanctioned investigations by approximately 7,000 customers worldwide, including many of the largest federal, state and local law enforcement and government agencies as well as enterprise companies and service providers.

Table of Content
For more than 15 years, Cellebrite has leveraged its extensive expertise in mobile phones, including its deep understanding in hardware, firmware and operating systems, and in other digital sources to develop and market Digital Investigative (DI) software solutions used to access, collect, review, extract, decode, decrypt, analyze, share and manage digital evidence across the investigative lifecycle. As digital evidence has become integral to nearly every criminal investigation, our solutions are relied upon by our customers to advance the investigative lifecycle. With most major crimes now having a digital component, we continue to see healthy demand for our solutions, which are used to advance a wide range of investigations spanning child exploitation, homicide, anti-terror, border control, sexual crimes, organized crime, human trafficking, financial crimes including those involving cryptocurrency, corporate security, and intellectual property theft. Our solutions are designed to help law enforcement agencies protect their communities more effectively and efficiently by advancing investigations, and in that supporting these agencies in their efforts to successfully prosecute criminals, and exonerate the innocent.
We have established our leadership in digital forensics software primarily used by Digital Forensic Units within law enforcement agencies. These customers utilize our Inseyets family of digital forensics solutions to access and extract digital evidence from within smartphones, computers, cloud-based applications and other digital sources, and decode that data into readable information that can be reviewed by and shared with investigators, analysts, prosecutors and other relevant professionals to promote legally sanctioned investigations. Our digital forensic software solutions are also used by legal, compliance and risk management, IT, cybersecurity and other corporate staff to support eDiscovery, corporate investigations and incidence response events. In recent years, we have augmented our digital forensic software offerings with the Cellebrite Guardian, a scalable, cloud-based case and evidence management platform that helps agencies create a high-fidelity chain of custody to manage the investigative lifecycle for digital evidence, from documenting the initial intake of devices to the sharing and reviewing of evidence with investigators, prosecutors and other law enforcement professionals. We have also extended our reach into the Investigative & Intelligence Units of law enforcement by developing the Cellebrite Pathfinder, a powerful, artificial intelligence (“AI”)-powered analytics software that is designed to help detectives quickly surface relevant leads and discover connections within enormous volumes of digital data that might be otherwise missed, as well as Cellebrite Smart Search, an open source intelligence tool to advance investigations by automating the collection and review of publicly available online data on persons and organizations of interest.

Industry Background
Public safety is among the top priorities for national, regional and local governments around the world. Unfortunately, a pronounced public safety gap has occurred over the past decade due to a combination of factors including high crime rates, increasingly sophisticated criminals, the proliferation of digital sources, strained law enforcement manpower and limited financial resources, and heightened public scrutiny on police operations. We believe that the gap in public safety is creating three major challenges for law enforcement as highlighted below. These challenges are validated by key findings and observations from Cellebrite’s Industry Trends reports. These reports are published each year based on a survey of our Public Sector Customers and private sector customers regarding the challenges, issues and trends that are shaping their activities. The most recent survey of our Public Sector Customers was published in February 2025 and the most recent survey of our private sector customers was published in July 2024 with all applicable subsequent references to either survey collectively noted as the “Industry Trends Report” unless otherwise noted.

Table of Content
•Data volume and complexity: During the past several years, a consistent finding from Cellebrite’s Industry Trends reports has been that digital evidence increases case solvability. However, obtaining that evidence is often complicated by the volume of structured and unstructured data contained on mobile phones and other digital sources that continues to grow. The average mobile phone contains more than 60,000 messages, 32,000 images and 1,000 videos. Cellebrite’s Industry Trends Report highlighted a 76% growth in digital data from devices in the past 3 years. Just as notable, advanced mobile phone security and application encryption makes it harder for law enforcement to access and extract relevant information. In recent years, Cellebrite’s Industry Trends reports consistently noted that approximately two-thirds of the mobile phones involved in an investigation enter the digital forensics lab locked. Against the backdrop of these trends, many relevant agency personnel believe they do not have the tools they need to access devices and handle the various data sources and volumes.
•Inefficient Processes: To protect the public and bring criminals to justice, law enforcement officials strive to conduct investigations swiftly and effectively. However, public sector investigations still rely heavily on traditional, manual processes and workflows, which are often slow and typically conducted in silos. Compounding this trend, with crimes typically having a digital component, device backlog is another challenge that impacts overall efficiency. Many agencies believe that device backlog has worsened over the past few years. For example, our Industry Trends Report revealed that examiners typically face 3 to 4 weeks of digital forensic examination backlogs, which is at least several days longer than the findings from one year ago, and at least a week longer than four years ago. Cellebrite’s Industry Trends Report also highlighted that most examiners still share digital forensic data through portable hard drives and USB sticks – a practice that requires investigators to take time out of their day to pick up this information while potentially damaging the chain of custody if the physical storage device is lost, corrupted or accessed by unauthorized personnel. Compounding these issues, even after reviewing the data collected from digital witnesses, most investigators believe that key evidence is either missing, lost or both. Just as problematic, in a typical case, investigators spend 61 hours on average reviewing messages, photos, videos and closed-circuit television. The speed of an investigation is compromised when investigators lack the tools to quickly identify the digital data relevant to the investigation and to carefully review this data and efficiently analyze evidence.
•Ethics and Accountability: Law enforcement agencies are often scrutinized regarding the integrity and effectiveness of their operations and their personnel. In this environment, it is critical that agencies conduct investigations that adhere to the highest standards, comply with legal and agency requirements, and strengthen the chain of custody. This puts increased value on proper training and using technology to modernize key workflows, thereby reducing or eliminating costly, time-consuming, manual or otherwise outdated practices that can jeopardize the chain of custody and cause important evidence to be lost, corrupted or declared inadmissible.

According to multiple studies and reports, more than 90% of all reported crime has a digital element. Given this dynamic, digital data is changing the way criminal cases are investigated, prosecuted and defended. 98% of the prosecutors surveyed in Cellebrite’s Industry Trends Report reported that digital evidence is pivotal in successful prosecutions, with more than half stating it is now more crucial than DNA in prosecuting cases. By using the right tools and solutions to collect, review, analyze and manage data from a wide range of digital sources, law enforcement and other agencies can better identify relevant and impactful information contained within vast volumes of complex data at scale. As a result, they are better positioned to accelerate investigations and close more cases faster while reducing device backlog and increasing efficiencies.

Table of Content
Technology is also transforming other key elements within the digital investigative lifecycle. The use of AI-driven and other powerful tools, systems and solutions enables law enforcement agencies to reduce or eliminate previously manual, time-consuming tasks. A key finding in the Industry Trends Report was that 80% of respondents viewed AI as a tool that makes investigations easier, contributing to faster and more effective results. By using powerful analytic engines that are enhanced by AI, machine learning models and other sophisticated technological capabilities, investigators are better equipped to generate insights into vast volumes of disparate, unstructured and structured data, which supports their efforts to expedite cases and accelerate justice. Scalable, secure management platforms can assist law enforcement agencies to ensure compliance with agency protocols and various regulatory requirements, thereby strengthening the chain of custody while making it easier and faster to share evidence-related information among authorized parties in a verifiable, defensible, secure and scalable manner. As a result of these benefits, we believe that demand for DI solutions will remain strong for the foreseeable future.

In the private sector, enterprises initiating corporate investigations, eDiscovery actions or incidence response to cybersecurity intrusions are challenged by a number of factors:
•eDiscovery increases in importance: The process of finding, preserving and exchanging electronic information or eDiscovery is fundamental to advancing litigation and supporting compliance activity. During the past year, eDiscovery emerged as the most critical use case among Cellebrite’s enterprise and service provider professionals participating in the Industry Trends Report.
•Changes in work environments: Many employees are working outside of the traditional office environment as organizations shifted to support hybrid and work from home policies following the COVID-19 pandemic. As a result, remote collection is a major customer pain point, mainly for mid-to-large size enterprises. Cellebrite’s Industry Trends Report revealed that 65 percent of eDiscovery professionals that were surveyed agreed that accessing data from offsite mobile phones and other digital sources is a major endpoint collection challenge.
•Disruptive to productivity: Collecting data from the phones, computers and other devices that employees use for work can be disruptive to productivity especially if it requires the employees to lose access to the work device for an extended period of time.
•Soaring data sources can lead to labor-intensive, expensive and time-consuming investigations: Employees often have the flexibility to use smartphones, tablets and computers to access a range of cloud-based applications, virtual meeting platforms, social media and messaging apps to do their jobs while also having those devices available for personal use. As a result, there are more data sources involved in today’s corporate investigations and the security on certain applications can make it more difficult to collect this data. For example, in recent years, eDiscovery professionals found that accessing data on privacy-focused, encrypted chat applications to be a major data collection challenge. Without advanced processing and analytics, traditional review of these sources will require larger teams of professionals, which can be costly, may require third-party investigators and potentially invade user privacy. Just as important, plaintiffs, defendants and judges want access to the relevant data quicker. Early case assessment has become increasingly necessary to provide more focused, relevant and narrow results in the review phase.
•Large data volumes: With employees using so many different and disparate mobile phones, computers, tablets, platforms, systems and applications, organizations are challenged to identify and collect only the relevant data.
•Understanding root causes for security breaches are critical to limiting the potential damage and preventing future intrusions: According to IBM’s 2024 Data Breach Report, it takes nearly 300 days on average for an organization to identify and contain a breach and the average cost of a data breach was approximately $4.9 million, a 10% increase from 2023.

Table of Content
For enterprises, access to and insights into digital data is critical to advancing eDiscovery, corporate investigations and incidence response. Intellectual property (IP) protection and data theft by existing or departing employee remains a top use case given the potential damage that IP theft can cause. For businesses in highly regulated industries such as financial services, insurance, banking, healthcare, pharmaceuticals, transportation and energy, access to data and sound records management are fundamental to eDiscovery and compliance. Other important private sector use cases for digital forensics software involve investigating claims of harassment, contractual disputes, discrimination and other workplace issues, lawsuits from regulators, customers or partners due to data breaches as well as retrieving inaccessible, lost, corrupted or damaged data. Given the high cost associated with security breaches, enterprises are increasingly recognizing the value of investing in incidence response solutions that can quickly gather data to assess the impact of the attack, accelerate response time and analyze information from multiple sources to develop plans to strengthen their cyber defenses against future attacks. Today’s digital forensic software solutions must support these important use cases and enable corporate staff and service providers to collect the necessary data, regardless of whether the device used by an employee is made available in a corporate facility or outside of it. Additionally, by using the right solutions, enterprises and service providers will efficiently expedite their investigations, eliminate extraneous data that is unrelated to the scope of an investigation and minimize the amount of time that data collection disrupts employee productivity. Unfortunately, 24% of corporate investigators and 31% of service providers surveyed in 2024 lacked confidence that they had the capabilities required to collect the necessary data.

Cellebrite’s Case-to-Closure (C2C) Platform
•Digital Forensic Software: Cellebrite’s digital forensic software is used by examiners and other law enforcement professionals within the Digital Forensic Units of law enforcement agencies and by trained professionals across a wide range of federal or national agencies, to collect and review digital evidence from a wide range of digital sources when conducting legally sanctioned investigations. More specifically, as a result of a search warrant or owner consent, our solutions are designed to help our users lawfully access and extract digital data, including encrypted, deleted or hidden data, from the widest range of mobile phones, including smartphones, feature phones and basic phones, computers and cloud-based applications. We also provide a decoding solution that converts the raw binary data extracted from mobile phones, tablets, computers, cloud-based applications, automobiles, open source information, GPS devices, memory sticks, drones, and call detail records (“CDRs”) as well as from other digital sources like the web into human readable format that can be used by relevant stakeholders. Cellebrite’s primary digital forensic software offering is Inseyets, an integrated solution which delivers lawful access to the broadest range of digital sources, provides comprehensive data extraction, faster decoding capabilities, intuitive workflows and advanced automation capabilities. Inseyets is designed to help law enforcement agencies of all sizes complete device examinations faster, thereby supporting their efforts to expedite investigations and reduce device backlog. Cellebrite’s AI-powered capabilities within Inseyets enable examiners to quickly identify and validate potentially valuable digital evidence. Inseyets also leverages technical alliances with specialist technology vendors that make it possible to analyze blockchain transactions together with related data from an extensive list of sources to help investigators identify and categorize wallets and transactions. Other legacy digital forensic offerings purchased and deployed by customers at scale in prior years include UFED, Premium and Physical Analyzer.

Table of Content

•Case and Evidence Management: Cellebrite’s Guardian solution is a centralized, scalable, secure SaaS-based case and evidence management platform. Guardian enables examiners and other personnel in Digital Forensics Units to securely store, share, review and manage digital evidence, thereby strengthening the chain of custody for digital evidence, and supporting increased collaboration with relevant stakeholders, including investigators, and prosecutors. Use of Guardian enables customers to boost productivity, streamline investigations, and increase the admissibility of digital evidence during a trial. This platform was designed to help customers fortify their chain of custody processes for digital evidence as an end-to-end case management platform, by enabling the creation of a verifiable, defensible audit trail from the moment a device is collected and entered into a Digital Forensics Unit through the entire investigation lifecycle. The proper use of Guardian supports key stakeholders such as investigators, prosecutors and other authorized personnel in their efforts to accelerate investigations and resolve cases faster by providing them with the ability to instantly and securely access, review and analyze evidence files and documents in the cloud.
•Investigative Analytics: Cellebrite Pathfinder enables investigative teams to analyze vast volumes of digital data collected from disparate digital sources to accelerate investigations, surfacing leads, highlighting patterns and identifying important connections to help them in their efforts to resolve cases faster and more efficiently in support of legally sanctioned investigations. Leveraging AI and machine learning, Pathfinder helps automate data analysis and visualization, which, in turn, reduces the time spent manually reviewing digital evidence and enables actionable insights into a wide range of crime types. We also provide, in collaboration with our partners, CryptoCurrency Investigative Solutions for analyzing blockchain transactions together with related data from an extensive list of sources to help investigators identify and categorize wallets and transactions. Approximately 80% of those law enforcement professionals surveyed for the Industry Trends Report believed that AI-powered solutions simplify investigative processes by automating tasks and identifying critical evidence faster.
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
For Enterprises and Service Providers:
•Digital Forensic Software: Cellebrite’s digital forensic software for enterprises and service providers includes Inseyets for Enterprise, Endpoint Inspector, and Endpoint Mobile Now. Cellebrite’s solutions enable legal, compliance and cybersecurity corporate staff to collect digital data from mobile phones, computers and business cloud-based applications. With the user’s consent, enterprise customers and service providers can use our portfolio of solutions to collect and review digital data, regardless of where the device is located, an important capability in today’s work environment, where many of the employees work remotely, outside the enterprise IT environment. Cellebrite’s digital forensic software offerings capture the necessary data to advance eDiscovery and corporate investigations, which in turn, enables the customer to build a comprehensive digital picture, recover critical information, better understand cybersecurity intrusions — all while protecting employees’ privacy. Certain Cellebrite offerings for the enterprises and service providers, such as EndPoint Inspector, are available as SaaS or on premise solution to address the customer’s particular needs.

Table of Content
Cellebrite’s Professional Services
•Training and Certification Services: Backed with years of hands-on experience, Cellebrite’s team of professional trainers delivers product training and certification programs to investigation practitioners, setting the industry standard for ongoing development and education. In 2024, Cellebrite offered 23 training courses both live in-person and virtually, and in self-paced formats. In recent years, an average of 11,000 examiners, investigators and other agency personnel have been certified annually as experts in Cellebrite’s digital forensic software solutions.
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

Customers
Cellebrite’s base of approximately 7,000 customers include approximately 5,300 federal, state and local agencies as well as approximately 1,700 corporations and service providers. In 2024, Cellebrite’s Public Sector Customers accounted for more than 90% of total revenue. Initial deployments by national, regional and local law enforcement agencies primarily involve our digital forensics software. Over time, we have successfully increased our business with many of these customers as they expanded their operations and deployed additional digital forensic solutions from us with specialized capabilities that have helped them further modernize their investigative workflows and make digital evidence more accessible, intelligent and actionable. We also cross-sell and upsell our investigative solutions into the Investigative & Intelligence Units of our customers. In the private sector, we target primarily larger enterprises and service providers which are contracted by corporations to oversee eDiscovery and corporate investigatory activities. Our ability to expand existing customer relationships is partially reflected in our 124% recurring revenue dollar-based net retention rate (NRR) as of December 31, 2024. While we have an extensive global customer base that serves as the foundation for much of our growth, we continue to win business with new public and private sector customers. In recent years, these new logo wins have contributed approximately two percentage points to our annual recurring revenue growth.
Within a law enforcement agency, we primarily sell to Investigative & Intelligence Units with a historical focus on their Digital Forensic Units. Most mid-sized and large-sized law enforcement agencies have dedicated digital forensics units in which examiners and other professionals use specialized tools and solutions in dedicated laboratory environments that enable them to identify, acquire, process, analyze, and report on data stored electronically from a wide range of digital sources. Smaller agencies may operate digital forensic units with limited resources or cross-train investigators and other staff to use digital forensics software and other related tools in support of their investigative efforts. In addition to use within digital forensics laboratories, our solutions are used by customers in the field (outside of a traditional laboratory environment) consistent with specific use-case requirements or the customers’ mode of operations. The digital evidence collected by the professionals within the digital forensics units can be shared with investigators, prosecutors and others involved in the case. Investigative units using our solutions are typically responsible for the investigation of serious crimes including child exploitation, homicide, anti-terror, border control, sexual crimes, organized crime, human trafficking, financial crimes including those involving cryptocurrency, corporate security, and intellectual property theft. Investigative units within larger law enforcement agencies sometimes establish and manage multiple divisions or sub-units comprising teams of detectives, investigators, analysts or other specialized professionals who focus on specific crime types such as homicide, gangs, sex crimes, crimes against children, narcotics and many others.

Table of Content
No organization accounted for more than 5% of our total 2024 revenue. Our top 25 customers accounted for 25% of total 2024 revenue, which compares with our top 25 customers accounting for 26% of total 2023 revenue.
Our customer base is geographically diverse. For a breakdown of our revenue by geography, see Note 17 to our consolidated financial statements in “Part III, Item 18. Financial Information.”
Historically, we generate the majority of our revenue in the second half of our fiscal year with 54%, 54% and 54% of total annual revenue occurring in the second half of 2024, 2023 and 2022, respectively. This trend primarily reflects the timing of subscription agreements for our on-premise software solutions with U.S. federal customers to align with the end of their fiscal year in September, and with many other customers around the world to align with the end of their fiscal year in December. Over the past several years, we have successfully transitioned the vast majority of our customers from perpetual software licenses to subscription licenses. Total license subscription revenue represented 88%, 86% and 80% of our total annual revenue for the years ending December 31, 2024, 2023 and 2022, respectively.

Strategy and Key Strategic Priorities
Our growth is underpinned by an ongoing commitment to fund innovation and execute on our go-to-market initiatives intended to further expand the scope of existing customer relationships across our global installed customer base and win business with new customers. Our recent growth with existing Public Sector Customers has been primarily driven by upselling and cross-selling digital forensic software solutions with advanced access and extraction capabilities and, to a lesser extent, case and evidence management offerings and cross-selling investigative analytics and other solutions to investigative units. To expand our private sector businesses, we have focused on delivering powerful, new SaaS and on-premise solutions that address the need for data collection within both traditional office environments and for employees working remotely, and focusing our go-to-market initiatives on larger enterprises and service providers, as well as through a technology and go-to-market partnership with a leading e-discovery software company. We expect these trends to continue into the foreseeable future.

In 2025, our top strategic product, technology and customer-related priorities encompass the following:
•Products:
◦Inseyets: In terms of our flagship offerings, we are focused on transitioning customers who use our legacy digital forensics software to Inseyets. In 2024, we migrated approximately 20% of our installed base of digital forensics licenses to Inseyets. In 2025, we plan to focus on accelerating the adoption of Inseyets among existing customers and on upselling high-value, specialized add-on modules such as lawful access capabilities to the most advanced mobile devices and automation.

Table of Content
◦Guardian and Pathfinder: We believe that both Guardian and Pathfinder are core elements within our C2C platform and have strong growth prospects. Guardian offers management, review and analysis of digital evidence in ways that we believe deliver value to examiners and the analysts, investigators and prosecutors who review and analyze digital evidence. We will continue to invest in enhancing Guardian and in expanding the number of customers with both Inseyets and Guardian. Pathfinder, our AI-powered analytic solution, is a highly differentiated offering for investigators that is designed to help them rapidly identify high-value digital artifacts, high-value patterns, connections, and other evidential insights within large volumes of unstructured and structured data obtained from multiple devices involved in an investigation. We plan to continue enhancing Pathfinder while pursuing the development of new investigative solutions that will help investigators analyze an even broader range of digital data sources, further enhance collaboration and boost productivity by automating time-consuming, administratively burdensome tasks.
•Technology:
◦AI: Since 2016, Cellebrite has invested in artificial intelligence and machine learning models to enhance each of our major flagship solutions. We believe that our AI-powered features are critical to helping the teams that use our solutions to increase productivity and efficiency by quickly capturing powerful, timely insights into digital evidence that has been collected; automating time-consuming tasks; and more efficiently expediting investigations. More recently, we have augmented our investment in AI by integrating new generative AI capabilities into our offerings, thereby helping examiners, analysts, investigators and other public safety official form a more complete picture by quickly summarizing and contextualizing vast amounts of data, such as hours of audio messages or lengthy text message strings.
◦Cloud: We have invested and continue to invest substantial resources to complement and augment our on-premise offerings by developing high-value cloud-based solutions, and to cloud-enable certain solutions and capabilities. We believe that SaaS-based offerings are increasingly appealing to our customers because they address key pain points while delivering scalability, relatively easy configuration, strong security and data backup capabilities without significant strain on existing IT resources. Our market research shows that many of our customers surveyed are increasingly planning to deploy cloud-based offerings with more than half of respondents to Cellebrite’s Industry Trends Report indicating that they are receptive to managing digital evidence in the cloud.
•Customers
◦United States Federal Agencies: Cellebrite has already established pervasive, growing relationships across a wide range of U.S. federal defense and civilian agencies. As we move forward, we believe that there are attractive opportunities to accelerate our growth with these customers by expanding our support for a wider range of projects and programs. To better position Cellebrite to work directly with our U.S. federal customers and their primary systems integrators, we established Cellebrite Federal Solutions as a separate, dedicated company with independent board governance and acquired CyTech, which brings immediate expertise, experience, and authorized participation in key federal programs. To drive adoption of our cloud-based offerings by U.S. federal agencies, we are also investing in technology initiatives such as the Federal Risk and Authorization Management Program (FedRAMP®), which is designed to ensure a standardized approach to security assessment, authorization and continuous monitoring for cloud products and services. We believe that the opportunities to expand our business with U.S. Federal customers also includes addressing the need for professional services that will support technical implementation and ongoing on-site support.

Table of Content
◦Private Sector: We plan to continue leveraging the investments we have made to broaden our range of enterprise solutions and focus our sales activities on larger enterprises and service providers. In addition, we established a technology and go-to-market partnership with Relativity ODA LLC, a leading provider of e-discovery software solutions, that is focused on leveraging the tight integration of our EndPoint Inspector and EndPoint Mobile Now offerings with Relativity’s RelativityOne platform, which is used to process and analyze large volumes of information. We believe that continued progress with our product development roadmaps and go-to-market execution will enable us to further expand our sales to enterprise customers and service providers.
◦Elevate the Customer Experience: We have built long-standing, multi-year relationships with our customers. Cellebrite’s gross revenue retention, which measures how much recurring revenue is retained from existing customers over a 12-month period, was 92% for the year ended December 31, 2024. Our gross revenue retention is impacted by the cumulative impact of license downgrades, cancellations and price negotiations from customers, which is mostly impacted by license cancellations tied to time-based projects and specialized task forces that have ended; license cancellations associated with budget constraints, a dynamic that typically impacts smaller government agencies and enterprises; and our decision in recent years to withdraw from certain countries and not renew agreements with certain customers in order to ensure compliance with certain laws and regulations, adhere to our high standards for ethics and responsible business practices, or most effectively and efficiently achieve our business objectives. We have launched a company-wide initiative in 2025 to elevate the customer experience and to modernize our processes throughout the customer lifecycle. We are advancing a range of programs including investments in new systems, incentives, dedicated and focused resources, and new processes. Over time, we believe that this effort will drive improvement in multiple internal metrics such as time-to-value, overall speed and agility, contracting ease and, post-sale support, among others. By making progress in thees areas– all things that should ultimately drive continuous improvement in our gross revenue retention rates.

Our business has historically generated strong cash flow from operations and has been minimally capital intensive. As of December 31, 2024, we reported cash and cash equivalents, cash deposits, short-term marketable securities and long-term marketable securities totaling $483.8 million with no outstanding debt. With a strong financial foundation, our growth strategy also includes disciplined pursuit and evaluation of acquisition candidates that can help us accelerate innovation and speed time to market with C2C offerings, capabilities and features that can deepen existing customer relationships or enable us to expand our total addressable market, accelerate revenue growth, broaden our customer base, penetrate new buying centers within the installed customer base, or gain further scale with our SaaS offerings.

Table of Content
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

Technology Infrastructure
Historically, our software solutions have been deployed on premise by our customers. In recent years, our customers have begun to utilize cloud-enabled solutions and services and we have responded by evolving our technology infrastructure to support the delivery of cloud-based solutions and capabilities. In conjunction with this activity, we work closely with Amazon Web Services (AWS) to develop and scale our Cellebrite Cloud Platform, which we use to deliver our cloud-based solutions across the digital investigation end to end flow. As we drive greater adoption of our cloud-based solutions, we plan to continue making investments to further scale our Cellebrite Cloud Platform infrastructure, aiming to achieve compliance with various technical program requirements, standards and certifications for deployment of our cloud-based solutions at scale by federal and state government customers in the different regions we sell to. We believe that these investments will enable our customers to leverage their use of our cloud-based offerings, support faster and more cost-effective procurement processes, eliminate duplicative assessment efforts and ensure consistent application of information security standards. In addition, we will continue to thoughtfully evolve our go-to-market plans to deliver our cloud-based solutions in ways that align with the customers and geographies best suited for near-term adoption.

Go-to-Market: Sales, Marketing, Customer Success & Technical Customer Support
Sales:
We calibrate our sales and marketing activities based upon the size of the customer and whether the opportunity is to engage an existing customer or a new customer. We target Public and Private Sector Customers either directly through our sales force or indirectly service providers and resellers. The majority of our subscription agreements with Public and Private Sector Customers are one year in length, which lends itself to a high-touch sales approach in order to produce strong retention rates and to advance new sales activities.

Table of Content
Over time, we have seen more public sector agency budgets being diverted to digitally transform the investigative workflow and to help close the growing public safety gap. We utilize a combination of direct sales and indirect channels to reach Public Sector Customers. Account executives and sales managers directly manage relationships with our largest customers while dedicated inside sales teams typically work with smaller customers. We sell to decision makers in public safety, which include the chiefs of investigations or the head of investigations and intelligence, or the heads of digital forensics labs. Our sales professionals work with current and prospective customers to understand and address the challenges they face, enabling them to identify opportunities to expand sales volumes, introduce key offerings within our full suite of C2C solutions, and cultivate relationships with key decision makers in new buying centers within large agencies. In smaller accounts, we typically sell to police chiefs, senior law enforcement professionals or those charged with overseeing the agency’s digital forensics labs. We augment our direct sales staff with pre-sales engineering resources to showcase our offering, support technical configurations and deploy our solutions. We utilize an inside sales organization to reach out to new Public Sector Customers. In the private sector, we mainly sell to legal, compliance, internal investigation groups or eDiscovery groups within enterprises, and to service providers. Our account representatives in the private sector primarily focus on new customer acquisition and expanding our enterprise solution offerings within existing and new accounts. We often utilize resellers for government agency procurement to account for our internal business and operational needs, where direct sales opportunities do not exist or where the government requires local vendors due to local requirements. In the private sector, our direct sales force in the EMEA, LATAM and Asia Pacific regions is augmented by reseller relationships.
Cellebrite conducts a low volume of its business via e-commerce, and our e-commerce system is available only to customers who have a valid license to use Cellebrite’s solutions. For more information regarding our e-commerce system, see – “Part I, Item 3. Key Information —D. Risk Factors — Risks Related to Cellebrite’s Business and Industry — We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared with other businesses”.

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
To attract and engage new customers, Cellebrite’s branding and public relations efforts uses a variety of channels to communicate, such as press releases, industry events, social media, content marketing, customer success stories and community engagement initiatives. Typically, we utilize a layered approach with each channel and the corresponding messaging that build on and complement one another, resulting in a demand offer that is meant to be compelling and relevant to their needs. We also measure the impact and performance of these efforts and make adjustments accordingly across channels, content, messages and offerings. In 2025, we plan to hold our first user conference, the C2C Summit, which will enable us to fortify existing customer relationships, showcase our solutions and provide high-quality educational sessions.

Table of Content
Customer Success & Technical Customer Support:
We provide our customers with post-sale support to help customers maximize the utility of our offerings, address time-sensitive questions about the features and functionality of our solutions, and respond to technical issues that may arise. Our customer success teams spend time on site with customers, supporting installations, and augmenting our training programs to help customers quickly acclimate to our offerings. Our technical customer support teams operate from multiple office locations around the world, providing responsive, native language assistance by phone and email during business hours in certain countries and on a 24-hour basis in other countries. We complement and augment our support teams with a range of online resources including those available through the MyCellebrite Learning Hub and via our user community called “The 101”.

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
There are a number of companies serving the public sector who have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distributions and other resources than we do. While we may not compete directly against many of these companies, spending on their products and services may be prioritized over spending on our offerings. Additionally, certain competitors may be able to leverage their technical expertise or sales resources to respond more effectively than we can to changing or emerging technologies, standards and regulations or customer requirements.
Within the Digital Forensics Units, our digital forensics software offerings primarily compete with Magnet Forensics Inc. (which was merged with GrayShift in 2023), Microsystemation AB, Oxygen Forensics, Inc., and Exterro Inc. Within the Digital Forensics Units of larger customers, a multi-vendor environment is common in part because a customer may desire to verify findings from its primary solution on a secondary solution, or because certain solutions are optimized for certain device types or applications. We believe that our offerings are differentiated by:
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

Our Workflow and Evidence Management solution, Guardian, addresses a growing trend to manage digital evidence with a SaaS-based delivery model, which enables investigators, prosecutors, defense attorneys and other authorized personnel to review and analyze this information. Most customers have yet to adopt workflow and evidence management solutions to support digital evidence workflows and often manage digital evidence on external storage. However, we face competition from vendors including NICE Ltd., AXON Inc., Magnet Forensics Inc., and Microsystemation AB.
We believe that Guardian is differentiated by:
•Share and review functionality for reports and evidence benefiting from our best-in-class decoding capabilities;
•Streamlined workflows to support the management of evidence within the Digital Forensic Unit;

Table of Content
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
•deployment flexibility with SaaS and traditional on-premise offerings;
•targeted extraction to selectively collect specific information to help save time, money and protect user privacy;
•integration with specialized, third-party processing and analytics systems typically used in corporate investigations and eDiscovery activities; and
•packaging and pricing to optimize value for service providers.
License Terms
The license to use our products is granted to customers on a limited, non-transferable, non-sublicensable, territory and subscription basis. The license contains customary undertakings from customers and additionally requires them not to use the software in violation of applicable laws (including laws with respect to privacy and other human rights and the rights of individuals), any human rights standards and best practices including internationally recognized human rights instruments, such as the Universal Declaration of Human Rights, or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of our software, among other things, if it is determined that our products were used in violation of the license or applicable laws.

Table of Content
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

Sanctions and Export Controls
We are subject to Israeli regulations controlling the export of encryption technology. The Wassenaar Arrangement is a multilateral export control regime with 42 participating states. Although Israel is not a party to the Wassenaar Arrangement, it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein are subject to Israeli export control laws and regulations. However, currently, neither cryptography (that is subject to Israeli encryption control laws) nor cryptanalytic technology is regulated under the Israeli export control regime, even where its capabilities would otherwise place such cryptography within Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List which relates to Information Security. Israeli law instead subjects such cryptography goods and technologies to its own encryption control regime, which includes export restrictions. Certain of our products are therefore currently subject to the Israeli encryption control regime and not to the Israeli export control laws vis-à-vis the Wassenaar Arrangement. Our export license under the Israeli encryption control regime prohibits us from exporting our controlled products to customers in certain countries and require us to obtain the consent of the Israeli Ministry of Defense to export controlled products to customers in certain other countries. We understand that these restrictions are based, among other things, on both considerations of national security and the Israeli government’s assessment of the human rights record of the country in question.
In 2016, the Israeli Ministry of Defense published draft regulations proposing to cancel the existing encryption control regime and to bring Part 2 of Chapter 5 of the Wassenaar Arrangement into full force and effect in its place. Last year this effort was renewed and the regulator stated publicly its intention to advance this reform imminently. Section 5A(4)(b) of Part 2 of Chapter 5 of the Wassenaar Arrangement Dual Use List includes a new provision which (while not specifically stating) appears to apply to digital forensic technologies. The Israeli Ministry of Defense has recently re-energized its commitment to implementing a reform in this field, cancelling the existing encryption control regime and applying the relevant Wassenaar provisions. Currently, the Ministry is anticipating this reform to take place in 2025, but this is far from certain. If the reform will take place and the revised laws and regulations will come into effect, some of our solutions will become subject to the Wassenaar Arrangement dual use list as adopted by the State of Israel, and will likely be controlled under the Israeli Defense Export Control Law, 5767-2007 or the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, depending on the nature of the customer. For example, under the Defense Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense and, subject to certain marketing license exceptions, is subject to a licensing requirement from the Israeli Ministry of Defense for any export of controlled defense goods, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli (including within Israel) regarding controlled dual-use equipment, services and/or know-how. If this occurs and if we determine that this provision applies to some or all of our products, we may need to adapt our licensing, marketing and export practices to accommodate this regulatory change.

Table of Content
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

Data Privacy
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or when they maintain or operate the relevant solution. One instance where we may have access to PII, Personal and investigative data is when a customer calls for technical support, they sometimes share data with our technical support teams or grant service operators access to data for the purpose of performing services, such as bug fixing, research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS-based solution. In addition, as part of the provision of our Advanced Services in which we serve as an outsourced lab, we extract data which may include sensitive data and PII, from digital sources that are sent to us by our customers. In the performance of such Advanced Services, we maintain such data securely with limited access, and delete such data following confirmation that the data has been received by the customer. As a result, for the purposes of the GDPR and the UK equivalent legislation, we are not considered to be a controller regarding our customers' PII processed as part of the services provided to them and serve as a processor in a limited number of circumstances, within the meaning of those terms under applicable data privacy laws.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations in the United States, the EU and the UK and abroad related to privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information.

Table of Content
The United States has federal and state laws and regulations regarding privacy and information security, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. States continue to revise and pass new privacy-related legislation. For example, California’s privacy law the CCPA, and follow-on legislation in the CPRA, provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CRPA. Similar laws passed in numerous other U.S. states with several that went into effect in 2024 and 2025 and other that will become effective in the near future. Additional U.S. states are considering, similar data privacy laws. More generally, some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as observed with the subsequent adoption of state-level comprehensive consumer privacy legislation. For example, Connecticut, Virginia, Colorado and Utah each has enacted legislation similar to the CCPA that took effect in 2023; Florida, Montana, Oregon, and Texas each has enacted similar legislation that took effect in 2024; Tennessee, Iowa, Delaware, New Hampshire, New Jersey, Maryland, Minnesota, and Nebraska each has enacted similar legislation that have taken, or will take, effect in 2025; and Indiana, Kentucky, and Rhode Island each has enacted similar legislation that will become effective in 2026. We cannot fully predict the impact of these state laws on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. We expect that new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition to the growing number of state-level privacy laws, the U.S. Congress has been actively considering a federal privacy law for some time which, if passed, would likely create a comprehensive national framework for data protection and privacy. This law could supersede many state privacy laws and establish uniform privacy protections across the country, addressing issues such as data security, artificial intelligence governance and consumer rights. The final form, timeline, and effective date of a potential U.S. federal privacy law is uncertain at this time.

Table of Content
Outside of the United States, virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security, including the GDPR. We are required to comply with the GDPR and, following the exit of the UK from the EU, the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. Non-compliance with the GDPR and the UK equivalent legislation may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (or GBP 17.5 million under the UK legislation), whichever is higher for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations. In addition, as a company incorporated under Israeli law, we are also subject to the PPL. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and will be effective from August 14, 2025. Following Amendment 13 taking effect, violations could result in potential monetary sanctions, which could reach millions of NIS in certain cases, as well as enforcement actions and litigation, including class actions. Additionally, we may be subject to various privacy laws in the jurisdictions where we operate, including Australian privacy laws, such as the Privacy Act of 1988, as well as Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL.
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

Intellectual Property
Our suite of DI solutions is based on proprietary software and related intellectual property rights. We rely on a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights, including those relating to our technology and solutions. In addition, we license technology from third parties that is integrated into some of our solutions.
We own a number of registered trademarks, including “Cellebrite”, “UFED” and other pending applications. Cellebrite also owns a number of domain names, including http://www.cellebrite.com.

Table of Content
Recent Acquisitions
On July 16, 2024, Cellebrite acquired Cyber Technology Services, Inc. (“CyTech”), a professional services business with extensive domain expertise in cybersecurity, digital forensics and incident response services, for total consideration of $3.75 million. Acquiring CyTech, in combination with forming Cellebrite Federal Solutions and advancing certain technology initiatives, is part of Cellebrite’s strategy to substantially broaden our business with U.S. federal customers over the longer term.
Legal Proceedings
See “Part I, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
C. ORGANIZATIONAL STRUCTURE
The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan and India, which are listed below:

SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligência Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
Cellebrite Digital Intelligence LP	U.S. (Delaware)
Cellebrite Federal Solutions Inc.	U.S. (Delaware)

All subsidiaries are 100% owned by Cellebrite DI Ltd., except: Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited, Cellebrite Digital Intelligence LP which is 99% owned by Cellebrite DI Ltd., and 1% owned by Cellebrite Inc., Cellebrite Digital Intelligence Solutions Private Limited which is 99.99% owned by Cellebrite DI Ltd and 0.01% owned by Cellebrite Asia Pacific Pte Ltd., and Cellebrite Federal Solutions Inc. which is 100% owned by Cellebrite Inc.

D. PROPERTY, PLANTS AND EQUIPMENT
Our main offices are currently located in a 6,386 square meter facility that we lease in Petah-Tikva, Israel, where the premises are used for all aspects of our operations (except for our factory). Our lease for this facility currently stands to expire on May 15, 2026. We also lease a 1,445 square meters facility in Kiryat Malachi, Israel where the premises are used for our hardware factory. Our lease for this facility was extended until February 28, 2031.

Table of Content
Our US main offices are currently located in a 12,698 sq. ft facility that we lease in Vienna, VA USA, where the offices are used for our sales, marketing and other go-to-market activities in the Americas. Our lease for this facility was extended until April 30, 2028. In 2024, the Company signed a lease for larger offices space in Vienna, VA. The new offices are expected to be ready in the second half of 2025.
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
Overview
Cellebrite is a leading provider of digital investigative (DI) solutions that are designed to help public and private sector customers around the world transform their investigative workflows and make digital evidence more accessible, actionable and defensible. Our digital forensics software, case and evidence management, and investigative analytic solutions offered within our Case-to-Closure (C2C) Platform are used to advance legally sanctioned investigations by approximately 7,000 customers worldwide, including many of the largest federal, state and local law enforcement and government agencies as well as enterprise companies and service providers. For more information, see “Part I, Item 4. Information on the Company — B. Business Overview.”
Our revenue was $401.2 million and $325.1 million for the years ended December 31, 2024 and 2023, respectively, representing a year-over-year increase of 23%. The increase in revenue period-over-period was driven by the following: (i) continued sales of our Inseyets suite of digital forensics software to existing customer base and to new customers; and (ii) continuous adoption of the rest of our portfolio of offerings such as Pathfinder and Guardian by our existing customer base.
Net loss of $283.0 million and $81.1 million were incurred for the years ended December 31, 2024 and 2023, respectively, representing a period-over-period loss increase of $201.9 million. This increase primarily reflects the impact of the financial expenses from presenting the Company’s Warrants, Restricted Sponsor shares liability and Price Adjustment shares liability at their fair value. Our Adjusted EBITDA for the years ended December 31, 2024 and 2023 was $99.4 million and $61.9 million, respectively and reflects the company’s continuous revenue growth coupled by prudent spending management.

Acquisitions
See “Part I, Item 4. Information on the Company—B. Business Overview—Recent Acquisitions.”

Table of Content

Key Factors Affecting Our Performance
Our historical financial performance has been, and we expect our financial performance in the future to be, mainly driven by our ability to:
•Increase penetration within existing customers. We plan to continue to increase penetration within our existing customers with our Case-to-Closure Platform of DI software solutions and by expanding the breadth of our solutions capabilities to provide for continued up-sell and cross-selling opportunities primarily within the digital forensics units and investigative units of our law enforcement agency customers. We have seen an increase in Annual Recurring Revenue (“ARR”) and dollar-based net retention due to the broad use cases of our software offerings with public sector and private sector customers.
•Prioritization of law enforcement funding. We generate the significant majority of our revenue from contracts with federal, state, provincial and local governments to support an array of law enforcement agencies. We believe that ongoing funding of these law enforcement agencies will remain a top priority in the U.S. and in other countries around the world despite recent and ongoing geopolitical changes that are creating near-term uncertainty around the overall spending priorities of certain public sector customers and the timing and magnitude of their spending plans for our technology, As a result, we believe we are well-positioned to continue expanding our business with existing public sector customers and are investing accordingly.
•Extend our technology and market leadership position. We intend to strengthen our position as a market-leading digital investigative suite of software solutions through investment in research and development and continued innovation. We plan to expand the functionality of our software solutions and invest in capabilities that cater to customer needs and mode of operation. We are also increasing our investment in SaaS and Cloud to address growing demand to use our solutions via these deployment options. We believe this strategy expands our addressable market, enables new growth opportunities and allows us to continue to deliver differentiated high-value outcomes to our customers.
•Grow our customer base. Historically, new customer acquisition has represented a modest driver of top-line expansion due in large part to the fact that we have established long-term relationships with most of the largest public sector agencies and many of the largest enterprises and services providers in the private sector. However, while spending by new customers on our solutions starts at relatively modest levels, their spending grows over time at a rate that is generally in line with overall company. As a result, we believe that the acquisition of new customers in both the public sector, mainly with smaller accounts, and in the private sector, mainly with larger enterprise accounts and service providers, will continue to contribute modestly to the growth of our business.

Table of Content
Key Metrics
In addition to our U.S. GAAP financial information, we monitor the following key metrics and non-GAAP financial measure in order to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,
	2024	2023
	($ in millions)
Annual recurring revenue (ARR)	$396	$316
YoY ARR Growth	25%	27%
Recurring revenue dollar-based net retention rate	124%	125%
Adjusted EBITDA	99.4	61.9
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
Non-GAAP Operating Income:    Non-GAAP Operating Income is calculated as Operating Income plus issuance expenses, one-time expenses, share-based compensation expenses, amortization of intangible assets, and acquisition related costs.

The following table provides a reconciliation of our operating income to Non-GAAP operating income:

	Year Ended December 31,
	2024	2023
	($ in thousands)
Operating income	$56,906	$33,237
Issuance expenses	—	(345)
One-time expense	1,068	—
Share-based compensation expense	30,575	18,998
Amortization of intangible assets	3,349	3,347
Acquisition related costs	221	45
Non-GAAP operating income	$92,119	$55,282

Table of Content
Adjusted EBITDA: Adjusted EBITDA is calculated as net income plus financial expense, tax expense, depreciation expenses, amortization of intangible assets, issuance expenses, one-time expenses, share-based compensation expense, acquisition related costs.
The following table provides a reconciliation of our net income to Adjusted EBITDA:

	Year Ended December 31,
	2024	2023
	($ in thousands)
Net loss	$(283,007)	$(81,100)
Financial expense	332,890	108,800
Tax expense	7,023	5,537
Depreciation expenses	7,258	6,664
Amortization of intangible assets	3,349	3,347
Issuance expenses	—	(345)
One-time expense	1,068	—
Share-based compensation expense	30,575	18,998
Acquisition related costs	221	45
Adjusted EBITDA	99,377	61,946
Adjusted EBITDA margin	25%	19%
We believe that the use of non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.
The Company believes that the non-GAAP financial measures provide a meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:
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
•One-time expense adjustments, which may include unique and non-recurring items such as executive severance packages with exceptional terms;
•To the extent that the above adjustments have an effect on tax expense, such an effect is excluded in the non-GAAP adjustment to net income;
•Tax expense, and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and
•Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Table of Content
Key Components of Results of Operations
Revenue
Revenue consists of subscription, other non-recurring, and professional services.
•Subscription. Subscription revenue include SaaS and on-premise subscription revenue, as well as maintenance and support services associated with on-premise subscriptions and Other non-recurring arrangement. Subscription revenue is comprised of subscription services and term-license revenue. Subscription services revenue is the revenue that is recognized over the life of the subscription and term-license revenue is the revenue that is immediately recognized upon the sale of an on-premise subscription license. In connection with our term-based license and other non-recurring arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.
•Other non-recurring. Other non-recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in conjunction with new software license, perpetual license and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.
•Professional Services. Professional Services consists of revenue related to: (i) certified training sessions by Cellebrite Training; (ii) our advanced services; (iii) certain implementation services in connection with our software licenses; (iv) on premise contracted customer success and technical support; and (v) specific on-site services contracted by the Company with customers and delivered by Cellebrite personnel to support the ongoing operation of our solutions in collaboration with the customer. The revenue of professional services is recognized upon the delivery of our services.
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
•Cost of other non-recurring. Cost of other non-recurring revenue includes all direct costs to deliver other non-recurring revenue, including HW costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence, while HW components are recognized upon delivery.
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
Operating Expenses
Operating expenses consists of research and development, sales and marketing and general and administrative expenses. The most significant components of our operating expenses are personnel costs, which is included in each component of operating expenses and consists of salaries, benefits, bonuses, stock-based compensation and, with regards to sales and marketing expenses, sales commissions.
•Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost, consultation services and depreciation of equipment. Our costs of research and development also include facility-related expenses, recruitment and training, IT infrastructure, information system licenses, hosting, support and others that contribute to the research and development operations. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions
•Sales and marketing. Sales and marketing expenses primarily consist of the cost of salaries and related costs for employees, marketing activities, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.
•General and administrative. General and administrative expenses primarily consist of the cost of salaries and related costs for employees, insurance, consultants and facility-related costs for our corporate management, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our expenses due to growing our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Quarterly Trends in Operating Expenses
Operating expenses have generally increased sequentially as a result of our growth and are primarily related to increases in personnel-related costs, including share-based compensation, to support the expanded operations, continued investment in research and development, and expansion of commercial and marketing investments.

Table of Content
Financial Expense, Net
Financial expense, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.
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
Results of Operations
The following tables and narrative set forth our results of operations for the periods presented. For a comparison of our results of operations for the years ended December 31, 2023 and 2022, see “Part I, Item 5. Operating and Financial Review Prospects—A. Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024 as amended by Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on April 12, 2024, which comparative information is herein incorporated by reference.

Table of Content

	Year ended December 31,
	2024	2023
	($ in thousands)
Revenue:
Subscription services	$271,028	$209,751
Term-license	82,007	70,663
Total subscription	353,035	280,414
Other non-recurring	17,285	13,561
Professional services	30,883	31,135
Total Revenue	401,203	325,110
Cost of revenue:
Cost of subscription services	26,004	19,219
Cost of term license	—	6
Total cost of subscription	26,004	19,225
Cost of other non-recurring	16,200	13,766
Cost of professional services	20,389	20,240
Total cost of revenue	62,593	53,231
Gross profit	$338,610	$271,879
Operating expenses:
Research and development	98,415	84,386
Sales and marketing	132,389	110,813
General and administrative	50,900	43,443
Total operating expenses	281,704	238,642
Operating income	56,906	33,237
Financial expense, net	(332,890)	(108,800)
Loss before tax expenses	(275,984)	(75,563)
Tax expense	7,023	5,537
Net loss	$(283,007)	$(81,100)
Other comprehensive income
Unrealized (loss) income on hedging transactions, net of tax	(487)	1,252
Unrealize income on marketable securities	113	506
Foreign currency translation adjustments	1,410	(1,039)
Total other comprehensive income, net of tax	1,036	719
Total comprehensive loss	$(281,971)	$(80,381)

Results of operations includes share-based compensation expenses:

	Year ended December 31,
	2024	2023
	($ in thousands)
Cost of revenue	$2,227	$1,733
Research and development	6,663	4,673
Sales and marketing	10,216	$6,478
General and administrative	11,469	6,114
Total share-based compensation	$30,575	$18,998

Table of Content

Revenue

	Year Ended December 31,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Subscription services	$271,028	$209,751	$61,277	29%
Term-license	82,007	70,663	11,344	16%
Total subscription	353,035	280,414	72,621	26%
Other non-recurring	17,285	13,561	3,724	27%
Professional services	30,883	31,135	(252)	(1%)
Total Revenue	$401,203	$325,110	$76,093	23%

Subscription
Subscription revenue increased by $72.6 million, or 26% for the year ended December 31, 2024, as compared with the year ended December 31, 2023, primarily due to an increase related to the continuous adoption of solutions within our Inseyets suite of digital forensics offerings and, to a lesser extent, adoption of solutions within the Pathfinder and Guardian product families.

Other non-recurring
Other non-recurring revenue increased by $3.7 million, or 27%, for the year ended December 31, 2024, as compared with the year ended December 31, 2023, primarily due to the sell of hardware components sold in conjunction with the sale of new licenses of our Inseyets suite of digital forensics offerings and the Pathfinder on-premise solutions.

Professional Services
Professional services revenue decreased by $0.3 million, or 1% for the year ended December 31, 2024, as compared with the year ended December 31, 2023, primarily due to reduced demand for Cellebrite Advanced Services as more customers adopted our advanced lawful access license solutions, and lower training revenue, partially offset by the incremental contribution of professional services associated with the former CyTech business that was acquired in July 2024.

Table of Content
Cost of Revenue

	Year Ended December 31,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Cost of subscription services	$26,004	$19,219	$6,785	35%
Cost of term-license	—	6	(6)	(100%)
Total subscription	26,004	19,225	6,779	35%
Cost of other non-recurring	16,200	13,766	2,434	18%
Cost of professional services	20,389	20,240	149	1%
Cost of Revenue	$62,593	$53,231	$9,362	18%

Cost of Subscription
Cost of subscription increased by $6.8 million, or 35% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. This increase is primarily due to expenses related to additional subscription revenue, such as hosting expenses, OEM expenses, customer success and customer support personnel expenses.

Cost of Other Non-Recurring
Cost of other non-recurring revenue increased by $2.4 million, or 18% for the year ended December 31, 2024, as compared with the year ended December 31, 2023. This increase is primarily due to higher hardware sales.

Cost of Professional Services
Cost of professional services revenue increased by $0.1 million, or 1% for the year ended December 31, 2024, as compared with the year ended December 31, 2023. The net increase is primarily due to increased Training expenses.

Table of Content
Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$245,024	$190,532	$54,492	29%
Term-license	82,007	70,657	11,350	16%
Total subscription	327,031	261,189	65,842	25%
Other non-recurring	1,085	(205)	1,290	629%
Professional services	10,494	10,895	(401)	(4%)
Total gross profit	$338,610	$271,879	$66,731	25%

Gross Profit (Loss) Margins:
Subscription services	90%	91%
Term-license	100%	100%
Total subscription	93%	93%
Other non-recurring	6%	(2%)
Professional services	34%	35%
Total gross margin	84%	84%

Subscription
Subscription gross profit increased by $65.8 million, or 25%, during the year ended December 31, 2024, as compared with the year ended December 31, 2023. Subscription gross profit margin decreased from 93.1% to 92.6%, during the year ended December 31, 2024, as compared with the year ended December 31, 2023, mainly due to an increase in hosting expenses and customer success personnel expenses.

Other non-recurring
Other non-recurring gross profit increased by $1.3 million, or 629%, during the year ended December 31, 2024, as compared with the year ended December 31, 2023. Other non-recurring gross profit (loss) margin increased from (2)% to 6%, during the year ended December 31, 2024, as compared with the year ended December 31, 2023, mainly as a result of higher hardware revenue mix in 2024 and decreased shipping cost.

Professional Services
Professional services gross profit decreased by $0.4 million, or 4% during the year ended December 31, 2024, as compared with the year ended December 31, 2023. Services gross profit margin decreased from 35% to 34%, during the year ended December 31, 2024, as compared with the year ended December 31, 2023, mainly as a result of lower training revenue and increased training materials expenses.

Table of Content
Operating Expenses

	Year Ended December 31		Change
	2024	2023	Amount	Percent
	($ in thousands)
Operating expenses
Research and development	98,415	84,386	14,029	17%
Sales and marketing	132,389	110,813	21,576	19%
General and administrative	50,900	43,443	7,457	17%
Total operating expenses	$281,704	$238,642	$43,062	18%

Research and development
Research and development expenses increased by $14.0 million, or 17%, for the year ended December 31, 2024, as compared with the year ended December 31, 2023. This increase is primarily attributable to an increase in salaries and related costs of $8.1 million, and additional consulting and project-related costs totaling $2.5 million associated with the Company’s FedRAMP initiative and other research activities.
Sales and marketing
Sales and marketing expenses increased by $21.6 million, or 19%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase primarily relates to higher salaries and related costs for employees and commissions earned by our sales personnel of $13.4 million, $2.0 million increase in travel expenses, and a $2.7 million increase in marketing activities.

General and administrative
General and administrative expenses increased by $7.5 million, or 17%, for the year ended December 31, 2024, as compared with the year ended December 31, 2023. The increase primarily relates to salaries and related costs for employees of $6.8 million, and board-related expenses of $2.9 million, of which $2.6 million was associated with share-based compensation, mainly as a result of the vesting of certain grants to the Company’s executive chairman, which offset by recruiting and insurance expenses.

Finance Expense, net
Finance expense, net increased by $224.1 million, or 206%, for the year ended December 31, 2024, as compared with the year ended December 31, 2023, mainly due to revaluation of derivative warrants, sponsors restricted shares and price adjustment shares derived expenses in 2024, all due to the increase in the Company’s share price.

Taxes on Income
Taxes on income increased by $1.5 million, or 27%, for the year ended December 31, 2024, as compared with the year ended December 31, 2023, mainly as a result of profit for tax position in the Parent Company. For additional information regarding Israeli corporate tax, see - “Part I, Item 10. Additional Information — E. Material U.S Federal Income Tax Considerations —Non-U.S Holders - Tax Benefits Subsequent to the 2005 Amendment.”

Table of Content

B.Liquidity and Capital Resources
The following tables and narrative set forth our results of operations for the periods presented. For a discussion of our cash flows for the year ended December 31, 2022, see “Part I, Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024, as amended by Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on April 12, 2024, which comparative information is herein incorporated by reference.
Our cash, cash equivalents, short-term deposits and marketable securities were $483.8 million and $331.8 million as of December 31, 2024 and December 31, 2023, respectively.
We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the fiscal years ended December 31, 2024 and 2023, our capital expenditures amounted to $10.6 million and $7.9 million, respectively, primarily consisting of expenditures related to property and equipment and software and intangible assets, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.
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
Credit Facilities
We do not have any credit facilities.
Cash Flows

	Year Ended December 31,
	2024	2023
	($ in thousands)
Net cash provided by operating activities	$132,171	$102,058
Net cash used in investing activities	$(149,473)	$(22,540)
Net cash provided by financing activities	$20,651	$21,765

Table of Content
Operating Activities
For the year ended December 31, 2024, cash provided by operating activities was $132.2 million, mainly as a result of the Company’s non-GAAP operating income, the increase in deferred revenue and the increase in other accounts payable and accrued expenses associate with year-end compensation accruals, withholding tax associated with share-based compensation vesting and exercise and consultancy services.
For the year ended December 31, 2023, cash provided by operating activities was $102.1 million, mainly as a result of the Company’s non-GAAP operating income and the increase in deferred revenue.

Investing Activities
Cash used in investing activities in the year ended December 31, 2024 was $149.5 million, primarily as a result of the net investment in marketable securities of $67.8 million and maturities of short-term deposits, net of $68.3 million. The company acquired CyTech Inc. for a net payment of $2.7 million and invested in property and equipment and intangible assets in the amount of $10.6 million.
Cash used in investing activities in the year ended December 31, 2023 was $22.5 million, primarily as a result of the maturities of short-term deposits, net of $15.6 million. The Company also invested in property and equipment and in intangible assets in the amount of $7.9 million.

Financing Activities
Cash provided by financing activities in the year ended December 31, 2024 was $20.7 million, mainly as a result of proceeds from exercise of stock options to shares of $17.3 million and proceeds from Employee Share Purchase Plan of $3.3 million.
Cash provided by financing activities in the year ended December 31, 2023 was $21.8 million, mainly as a result of proceeds from exercise of stock options to shares of $19.1 million and proceeds from Employee Share Purchase Plan of $2.6 million.

Contractual Obligations and Commitments
As of December 31, 2024, we had commitments of $12.3 million related to office and car leases arrangements, that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Payments under these commitments are estimated to be made as follows:

(In thousands of U.S. dollars)	Payments (1)

Less than 1 year	$4,231
1-3 years	3,601
3-5 years	1,841
More than 5 years	2,577
Total	$12,250
(1) Amounts do not include recourse that we may have to pay to recover termination fees or penalties from clients.

Table of Content
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

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, interest rates and inflation.

Foreign Currency Exchange Risk
Our revenue and expenses are primarily denominated in U.S. dollars and NIS and to a lesser extent, other currencies in our relevant subsidiaries. As some of our sales are denominated in non-U.S. dollars currencies, our revenue is subject to foreign currency risk. In addition, a significant portion of our operating costs in Israel, consisting mainly of salaries and related personnel expenses are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a meaningful portion of our expenses will continue to be denominated in NIS.
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into Derivative Instruments for trading or speculative purposes. We account for our Derivative Instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $9.5 million and $8.3 million, for the year ended December 31, 2024 and 2023, respectively.
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
As of December 31, 2024, our cash, cash equivalents and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would have affected our cash, cash equivalents, restricted cash, and short-term investment balances in amount of $2.6 million and $3.1 million as of December 31, 2024 and 2023, respectively.

Table of Content
Interest Rate Risk
As of December 31, 2024, we had cash and cash equivalents of $191.7 million, short-term deposits of $153.7 million and short-term investments in marketable securities of $101.8 million. Cash and cash equivalents consist of cash in banks, bank deposits for a period up to 3 months, and money market funds. Short-term investments generally consist of bank deposits for a period greater than 3 months and marketable securities. Our cash and cash equivalents are held for working capital purposes, while our short-term investments are mainly held for strategic purposes. Interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. A hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our financial income for the year ended December 31, 2024.
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

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $98.4 million, $84.4 million and $80.6 million for the years ended December 31, 2024, 2023 and 2022 respectively. As described in “Part I, Item 3. Key Information—3.D. Risk Factors” and elsewhere in this Annual Report, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Part I, Item 3. Key Information—D. Risk Factors” and “Part I, Item 4. Information on the Company—B. Business Overview—Regulations.” For further information on our research and development policies and additional product information, see “ Part I, Item 4. Information on the Company— B. Business Overview.”

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

Table of Content
Revenue Recognition
The Company sells its products and services to its customers either directly or indirectly through distribution channels all of whom are considered end customers.
For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price (“SSP”). The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price the Company would charge if the products and services were sold separately.
The Company satisfies performance obligations either over a time period or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue related to the license for proprietary software is recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenue related to professional services are recognized as services are performed, using the method that best depicts the transfer of services to the customer.

Share-based Compensation
We account for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grants based on the fair value of the awards granted. We grant awards that vest upon the satisfaction of service conditions and in certain grant market conditions. For awards with graded vesting schedules subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards. The Company estimate the fair value of share options granted using the Black-Scholes-Merton option-pricing model and for ESPP awards Monte Carlo pricing model and acceleration method. The Company measures the grant date fair value of its Restricted Share Units (“RSU”) based on the closing market price of the ordinary share on the date of grant. For Performance Share Units (“PSU”) subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.
The assumptions and estimates were determined as follows:
Fair value of Ordinary Shares — The Company’s Ordinary Shares have a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the business day prior to the grant date.
Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Table of Content
Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. Since the Company does not have sufficient historical share exercise data to calculate the expected term of the share options, the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected volatility Options — Since the Company has a limited trading history of its Ordinary Shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option (ii) historical volatility of the Company’s publicly traded shares, commencing August 31, 2021 and (iii) until the completion of the Warrant Redemption in the second half of 2024, the implied volatility of the Company’s publicly traded Warrants.
Expected volatility ESPP — Was based on Cellebrite’s historical share price volatility, on a daily basis, for 6 months.
Expected dividend yield — The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

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

Table of Content
The Company implements a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent (cumulative basis) likely to be realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company classifies interest and penalties related to unrecognized tax benefits as part of income taxes.
Marketable securities
The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities” and ASC No,326, “Financial Instrument - Credit Losses”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.
As of December 31, 2024, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.
For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial (expenses) income and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income. As of December 31, 2024, no credit losses have been recorded.
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

Table of Content
Warrant liability
The Company classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants did not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability was subject to re-measurement at each balance sheet date until exercised, and any change in fair value was recognized in our statement of comprehensive (loss) income. During 2024, the Company decided to redeem all the outstanding warrants. The Company issued ordinary shares to the public and private warrants holders who elected to exercise their warrants and redeemed the remaining warrants.
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
Restricted Sponsor Shares liability and Price Adjustment Shares liability
The restricted sponsor shares liability and price adjustment shares were measured at fair value using Level 3 inputs.
The Company had determined that the price adjustment shares, and the restricted sponsor shares were freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company had determined that the price adjustment rights, and the restricted sponsor shares were not indexed to Company’s stock since if a change of control occurs, all the shares underlying the price adjustment shares and the restricted sponsor shares would be issued regardless of the company’s stock price. Therefore, the Company accounted for the price adjustment shares and for the restricted sponsor shares as a liability measured at fair value through earnings. During 2024, upon meeting the second triggering event (as defined in the Merger Agreement), the Company concluded that the restricted sponsor shares and the price adjustments shares were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the restricted sponsor shares and price adjustment shares from liability to equity.
Recent Accounting Pronouncements
See the Summary of Significant Accounting Policies, included in our audited consolidated statements included in this Annual Report for a description of recently issued accounting pronouncements.

Table of Content
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following persons who serve as Cellebrite’s executive officers and directors, including their ages as of March 18, 2025. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Thomas E. Hogan	65	Chief Executive Officer, Director
Dana Gerner	57	Chief Financial Officer
Ronnen Armon	61	Chief Products & Technologies Officer
Ayala Berler Shapira	54	General Counsel & Chief Compliance Officer
Marcus Jewell	52	Chief Revenue Officer
David Gee	57	Chief Marketing Officer
Zohar Tadmor-Eilat	54	Chief People Officer
Sigalit Shavit	58	Chief Information Officer
Directors
Adam H. Clammer	54	Chairman of the Board
Nadine Baudot-Trajtenberg	69	External Director
Michael D. Capellas	70	Director, Lead Independent Director
Yonatan Domnitz	43	Director
Dafna Gruber	59	External Director
Elly Keinan	60	Director
Troy K. Richardson	62	Director
Ryusuke Utsumi	59	Director
Brandon Van Buren	42	Director
Executive Officers
Thomas E. Hogan is a Director of Cellebrite and the Interim Chief Executive Officer, positions which he has held since August 2023 and January 2025, respectively. Mr. Hogan served as an Operating Managing Director for Vista Equity Partners from January 2021 to February 2023. During his Vista tenure Mr. Hogan served on the boards of privately held software companies, Pluralsight, Infoblox, Drift, and Gainsight. Prior to joining Vista in January 2021, Tom was the Chairman and CEO of Kony, Inc. from 2014 to its acquisition in the fall of 2019 by Swiss-based Temenos. Mr. Hogan also served on the board of Citrix from 2018 to 2022 when it was acquired by Vista Equity Partners. Prior to Kony, he was the executive vice president of Sales and Marketing for HP's $57B Enterprise Business in 2010 after serving as the head of HP's Software business from 2006 to 2009. Prior to that he held senior executive positions with Siebel Systems and IBM and a five year stint as the CEO and board member of Vignette Corp. (VIGN). In addition to Cellebrite, Mr. Hogan currently serves on the board of directors of OneMeta Inc. (OTCQB: ONEI) following his appointment in December 2023. Mr. Hogan holds a master's degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois.
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
Ayala Berler Shapira is our General Counsel & Chief Compliance Officer, a position which she has held since September 2022. Prior to joining Cellebrite, Ms. Berler Shapira held the position of Deputy General Counsel at Amdocs, a leading global software provider to the media and telecommunication industries, from 2011. Prior to that she acted as General Counsel for Jungo, a fast-growing high-tech company operating in the telecommunication market from 2006 until 2011. Prior to that she held a number of legal positions, both in house and in private practice. Ms. Berler Shapira holds a LLB in Law and BA in Business Administration from Tel-Aviv University and is a member of the Israeli and New York Bar Associations.
Marcus Jewell is our Chief Revenue Officer (CRO), a position which he held since November 2023. Mr. Jewell brings over 25 years of senior-level sales and management expertise. Marcus served as the CRO at CSS LLC, the parent company of CloudKitchens, from 2022 to 2023. Prior to that he worked in various positions, including CRO at Juniper Networks from 2017 to 2023. Prior to that he served in senior global leadership roles at Brocade and Mitel, from 2005 to 2017. In 2021, Marcus was recognized by New Era as one of the top 10 most influential CRO’s Globally. Marcus graduated from the University of South Wales with an Honors Degree in Engineering.
David Gee is our Chief Marketing Officer (CMO), a position which he held since joining Cellebrite in March 2024 and brings more than 25 years of technology sales and marketing leadership experience. David served as CMO at Coherent Inc. from 2020 to 2022 and has also been a go-to market advisor and operator to several mid-stage high-growth startups. Previously David was the CMO at Imperva, CMO at Zuora and CMO and EVP of Marketing at Infoblox. David also held several senior marketing positions across different business groups at Hewlett-Packard for nine years including CMO of both HP Software and HP Enterprise Services. David held senior marketing and operational roles at Yahoo!, Sun Microsystems, and IBM earlier in his career. David earned his B.S. in Management Science and Marketing from Lancaster University and his MBA from Georgetown University.
Zohar Tadmor Eilat is our Chief People Officer. Before joining Cellebrite, Ms. Tadmor Eilat was Global VP Human Resources at CyberArk for 6 years. Prior to CyberArk, Ms. Tadmor Eilat served as the Global VP of Human Resources at BitTech/ BetaMedia for 3 years, and before that, she was the General Manager of HRISRAEL for 2 years and the VP HR of Cal-Auto Group for 3 years. Ms. Tadmor Eilat holds an M.A. in Labor Studies – Organizational consulting and human resources management from Tel Aviv University, and a B.A. in Social Work, from the Hebrew University of Jerusalem.
Sigalit Shavit is our Chief Information Officer. Before joining Cellebrite, Ms. Shavit was the Chief Operating Officer of KTrust security and, in parallel co-founded NVL Ltd in the area of advanced analytics. Prior to KTrust Ms. Shavit served as the Global CIO at CyberArk for 6 years. Prior to that Ms. Shavit served as the Global CIO of ECI Telecom for 3 years, and before that, she was the CIO of Fedex Israel for 3 years. Prior to that Ms. Shavit was the Deputy CIO of ECI Telecom for 3 years. Prior to that, Ms. Shavit held various key and senior technology positions at Comverse and other Israeli companies. Ms. Shavit holds a B.Sc. in Industrial engineering from the Technion, Israel’s Institute of Technology.

Table of Content
Directors
Adam H. Clammer is a Director of Cellebrite and the Chairman of the Board, positions which he has held since the consummation of the Merger and December 2024, respectively. Mr. Clammer served as the Chief Executive Officer and a Director of TWC Tech Holdings II, LLC, from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR since 1995, where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as Chairman of the Board of LeadVenture since 2017, as a director of VitalEdge Technologies (formerly e-Emphasys) since 2022, and as a director of Open Lending since 2020. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.
Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since 2021. Ms Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches at the Arison school of Business at Reichman University in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed the Masters of Business Administration and Global Masters of Business Administration programs. She is currently a Director at Bank esh Israel, a newly licensed retail bank in Israel as well as a member of the board of the Hebrew University in Jerusalem. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland. Dr. Baudot-Trajtenberg holds a BSc. In Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D in Economics from Harvard University.
Michael D. Capellas is a Director of Cellebrite and Lead Independent Director, positions which he has held since January 2025. Mr. Capellas served as founder and Chief Executive Officer of Capellas Strategic Partners, a strategic technology advisory firm since November 2012. During his distinguished career, Mr. Capellas has led and advised innovative technology start-ups to large corporate turnarounds. His leadership experience includes serving as the founding Chairman and CEO of VCE, the Virtual Computing Company, a joint venture between Cisco, EMC and VMware which developed and commercialized an innovative platform for cloud computing (2010-2012); Chairman and CEO of First Data Corporation (2007-2010); CEO and director of MCI (previously WorldCom) (2002-2006); chairman, president and CEO of Compaq Computer Corporation (1999-2002) and president of Hewlett-Packard Company (2002) following the merger of Compaq and Hewlett-Packard. In addition to serving on the Cellebrite’s Board of Directors, Mr. Capellas currently serves on the Board of Directors of Cisco Systems, Inc. (NASDAQ: CSCO), where he is the lead independent director, and The Beauty Health Company (NASDAQ: SKIN), where he serves as chairman of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. Mr. Capellas is a graduate of Kent State University.

Table of Content
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
Dafna Gruber serves as an External Director, under Israeli Companies Law, of Cellebrite, a position which she has held since November 2021. Ms. Gruber served as Chief Financial Officer of Netafim Ltd., a private company until the end of 2024, and prior to that as chief financial officer of various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber held position at Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an External Director at ICL Group Ltd and as an Outside Director at Check Point Software Technologies. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.
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
Troy K. Richardson is a Director of Cellebrite, a position which he has held since August 2024. Mr. Richardson served as the president of the Digital Thread group at PTC Inc. (NASDAQ: PTC) from 2021 until 2022 after having served as executive vice president and chief operating officer from 2020 to 2021. From 2015 until 2020, he held several senior management roles at DXC Technology Company (formerly Computer Sciences Corporation prior to its merger with HP Enterprise in 2017) including global head of sales and general manager of enterprise and cloud applications. Prior to this, Mr. Richardson held executive leadership roles at Oracle Corporation and SAP. His management experience also includes leadership positions at Hewlett-Packard Company, Xiocom Wireless, Inc., Novell, Inc., NCR Corporation and International Business Machines Corporation. Mr. Richardson has served as a director of Unisys Corporation (NYSE: UIS) since 2021. He also served as a director of Carestream Dental LLC from January 2021 until June 2024. Mr. Richardson holds a bachelor’s degree in business administration from Eastern Illinois University and an MBA from Northwestern University’s J.L. Kellogg School of Management.
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

Arrangements for Election of Directors
Our directors, aside from our external directors, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to the specific director appointment rights initially contained in the Amended Articles, (i) two directors (currently Adam H. Clammer and Brandon Van Buren), reasonably acceptable to Cellebrite, were nominated by the Sponsor (each a “Sponsor Director”); (ii) two directors (currently Ryusuke Utsumi and Yonatan Domnitz), reasonably acceptable to Cellebrite, were nominated by SUNCORPORATION (each a “SUN Director”); and (iii) one director, reasonably acceptable to Cellebrite, was nominated by IGP (“IGP Director”). As of the filing of this annual report, IGP no longer has nomination rights as it no longer hold the requisite 10%, and accordingly IGP has no representative on the Company’s board. As of the date of this annual report, the Amended Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. Our external directors, Mses. Gruber and Baudot-Trajtenberg were initially elected by our shareholders on November 29, 2021 and were re-elected on September 17, 2024. For more information, see “— External Directors.”
Nadine Baudot-Trajtenberg and Dafna Gruber are considered external directors as required by Israeli Law, and together with Elly Keinan the three are considered independent directors under Israeli law (for the avoidance of doubt, the definition of independent director under Israeli Law differs than the definition under Nasdaq Rules). The Chairperson of Cellebrite’s board of directors is Adam H. Clammer, who has served in such capacity in accordance with the terms of the Amended Articles since January 2025.

Table of Content
B.    COMPENSATION
Aggregate Compensation of Executive Officers and Directors
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to Cellebrite DI Ltd.’s executive officers and directors for the year ended December 31, 2024 was approximately $16.6 million. This amount includes approximately $0.5 million set aside or accrued to provide for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to home office holders, and other benefits commonly reimbursed or paid by companies in Israel or the US. Additionally, during the year ended December 31, 2024, we granted to our executive officers and directors under our equity incentive plans 1,128,255 Options, PSUs and RSUs.
The following is a summary of the salary or service fee expenses, cash bonuses, equity-based compensations and social benefit costs of our five most highly compensated executive officers in 2024, or the "Covered Executives". All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are as follows:
•Thomas E. Hogan. Compensation expenses recorded in 2024 of $150 thousand (plus VAT if applicable) in service fee expenses, $22 thousand in social benefits costs, $237 thousand in cash bonus and $3,305 thousand in equity-based compensation.
•Yossi Carmil (former CEO of the Company). Compensation expenses recorded in 2024 of $499 thousand in salary expenses, $153 thousand in social benefits costs, $357 thousand in cash bonus and $1,445 thousand in equity-based compensation.
•Dana Gerner. Compensation expenses recorded in 2024 of $315 thousand in salary expenses, $82 thousand in social benefits costs, $471 thousand in cash bonus and $818 thousand in equity-based compensation.
•Marcus Jewell. Compensation expenses recorded in 2024 of $420 thousand in salary expenses, $34 thousand in social benefits costs, $420 thousand in cash bonus and $1,336 thousand in equity-based compensation.
•Ronnen Armon. Compensation expenses recorded in 2024 of $290 thousand in salary expenses $96 thousand in social benefits costs, $193 thousand in cash bonus and $998 thousand in equity-based compensation.
The salary expenses mentioned above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s Compensation Policy, we paid the above-mentioned cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors.
We recorded the above-mentioned equity-based compensation expenses in our financial statements for options, PSUs and restricted share units. granted to the Covered Executives.
The relevant amounts underlying the equity awards granted to our executive officers in previous years will continue to be expensed in our financial statements over a four-year period (or over one year with respect to grants to our non-employee directors) on account of the grants given in previous years. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in compliance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors, as well as by our shareholders where applicable.

Table of Content
We pay each of our non-employee directors, an annual retainer of $60 thousand, and with respect to each of our expert external directors (as such term is defined in the Companies Law), an annual retainer of $75 thousand. We also grant our non-employee directors, including our external directors (as such term is defined in the Companies Law), equity in the Company.
In September 2024, following the approval of our shareholders in the annual general meeting, we granted each of our non-employee directors, including each external director, and except for the then acting executive chairman of the board, an annual grant of RSUs having a Fair Market Value (as defined in the Company’s 2021 Share Incentive Plan) equal to $175 thousand. Such grant has and will thereafter be made annually, and also shall be made upon the election, re-election, or appointment of new non-employee directors (the “Annual Grants”). Our non-employee directors (except for our executive chairman of the board, if one is in place at the time of grant), will be eligible for Annual Grants after each anniversary of such grant and subject to continued service, with each such grant to vest upon the passage of 12 months from the date of grant and in accordance with the Company’s 2021 Share Incentive Plan.
Our executive chairman, who served in such role until December 31, 2024, is entitled to be paid in connection with this role (i) a fixed annual service fee of $150 thousand (plus VAT if applicable), so long as he remains a member of the Board, (ii) a maximum annual bonus in the amount of $250 thousand, composed of two separate tranches, based on the achievement of performance targets, and (iii) reimbursement of his medical insurance expenses. We further granted to him, upon commencement of his tenure as executive chairman of the company in August 2023, options to purchase, in the aggregate, 1,500,000 Ordinary Shares of the Company, two thirds (1,000,000) of which vest in four equal annual installments and a third (500,000) of which vested upon achievement of a share price target which have been achieved prior to the date of this annual report. Commencing January 1, 2025, our executive chairman stepped down from his role as executive chairman, and while continuing to serve as a director, he was appointed to serve as our interim CEO until appointment of a permanent CEO. As interim CEO his cash compensation (service fee and bonus) as executive chairman was suspended, while vesting of his prior options grant continues. In his role as CEO, he receives compensation terms, including fixed service fee, annual bonus and other equity grants, in the form of RSUs and PSUs with performance criteria determined by the board of directors, that our Compensation Committee and the Board of Directors determined are not more favorable than those provided to our previously serving CEO. Consistent with the Companies Law and the regulations thereunder, the interim CEO's compensation was approved by the compensation committee and the board of directors.

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

Chief Executive Officer
Under the Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (and if not a member of the board, by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the Companies Law and regulations adopted under the Companies Law provide for various circumstances in which compensation of a Chief Executive Officer may be approved by the compensation committee and the board of directors without a requirement to obtain approval by the general meeting of shareholders.

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
Authorized Shares. As of December 31, 2024, there were options to purchase 1,806,335 Ordinary Shares outstanding under the 2008 Plan. Ordinary shares subject to options granted under the 2008 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Equity Incentive Plan (the “2021 Plan”).
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

Table of Content
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

Table of Content
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
Authorized Shares. As of December 31, 2024, there were options outstanding to purchase 4,313,566 Ordinary Shares under the 2019 Option Plan. Ordinary shares subject to options granted under the 2019 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan.
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

Table of Content
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

Table of Content
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
Authorized Shares. As of December 31, 2024, there were no awards related to Ordinary Shares outstanding under the 2019 Plan.
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

Table of Content
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
Other Share or Share-Based Awards. The administrator may grant other awards under the 2019 Plan pursuant to which shares, cash (in settlement of share-based awards) or a combination thereof, are or may in the future be acquired or received, or awards denominated in stock units, including units valued on the basis of measures other than market value.
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

Table of Content
Shares Available for Grants. As of December 31, 2024, there were 11,642,103 Ordinary Shares underlying outstanding awards (including options, PSUs and RSUs) under the 2021 Plan, and 3,781,041 Ordinary Shares available for future grant under the 2021 Plan. In July 2024, the board of directors reduced the aggregate number of Ordinary Shares reserved for issuance under the 2021 Plan and the ESPP to 4,500,000. The maximum number of Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,716,872 shares, equal to 10% of our outstanding shares immediately after the closing of the Merger, (ii) any shares subject to awards under the 2008 and the 2019 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, unless a lower number is determined by our board of directors. However, in December 2024, the board of directors resolved to increase the maximum number of Ordinary shares available for issuance under the 2021 Plan by 5,600,000 Ordinary Shares, which is less than the 5% automatic increase described above. This increase took effect on January 1, 2025. No more than 24,100,000 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2019 Option Plan or the 2008 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
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

Table of Content
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

Table of Content
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
Authorized Shares. The maximum number of shares of our common stock which was initially available for issuance under the ESPP was not to exceed 1,871,687 shares, equal to 1% of our outstanding shares immediately after the closing of the Merger. That number was later amended, as described in the Company’s Registration Statement (Form S-8 No. 333-278130) filed with the SEC in 2023. In 2024 the Company issued a total of 399,688 shares with respect to ESPP. On the first day of each fiscal year beginning with our 2023 fiscal year and ending on and including the fiscal year of 2033, the initial pool of Ordinary Shares available for issuance under the ESPP has and shall be increased by that number of our Ordinary Shares equal to the lesser of:

Table of Content
•1% of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or
•such smaller amount as our board of directors may determine.
In July 2024, the board of directors reduced the aggregate number of Ordinary Shares reserved for issuance under the 2021 Plan and ESPP to 4,500,000. In December 2024, the board of directors resolved to increase the maximum number of Ordinary Shares available for issuance under the ESPP by 300,000 Ordinary Shares, which is less than the 1% automatic increase described above. This increase took effect on January 1, 2025.
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

Table of Content
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
Our directors who are not external directors are divided among the three classes as follows:

Table of Content
•the Class I directors are Elly Keinan, Troy K. Richardson and Yonatan Domnitz, and their terms will expire at the annual general meeting of shareholders to be held in 2025; and
•the Class II directors are Brandon Van Buren, Michael D. Capellas, and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and
•the Class III directors are Adam H. Clammer and Thomas E. Hogan, and their terms will expire at our annual meeting of shareholders to be held in 2027.

Our directors, aside from our external directors, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to the specific director appointment rights contained in the Amended Articles, (i) two directors reasonably acceptable to Cellebrite were nominated by the Sponsor (each a “Sponsor Director”); and (ii) two directors reasonably acceptable to Cellebrite were nominated by SUNCORPORATION (each a “SUN Director”). As of the date of this annual report, the Amended Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. Our external directors who were elected by our shareholders on November 29, 2021 and re-elected by our Shareholders for a second 3 years term on September 17, 2024 are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”
Each director, aside from our external directors, the Sponsor Director and the SUN Directors will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
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
The director appointment rights of the Sponsor and SUNCORPORATION under the Cellebrite Articles are subject to the following limitations:

•The Sponsor had the right to appoint a Class II Sponsor Director and a Class III Sponsor Director during the period commencing on the date of the consummation of the Merger and ending on the earlier of (i) the date immediately following Cellebrite’s 2023 annual general meeting of its shareholders and (ii) the date on which TWC and certain affiliates (the “Sponsor Parties”) beneficially own in the aggregate less than two-thirds (2/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the date of the consummation of the Merger. As of the date of this Annual Report, and until the earlier of (i) the date immediately prior to Cellebrite’s 2027 annual general meeting of its shareholders and (ii) the date on which the Sponsor Parties beneficially own in the aggregate less than one-third (1/3) of the number of Ordinary Shares beneficially owned by the Sponsor Parties on the consummation of the Merger, the Sponsor has the right to appoint one Class III Sponsor Director.

Table of Content
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

Table of Content
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq are required to appoint at least two external directors. Our external directors, who were initially elected by our shareholders on November 29, 2021, and re-elected for a second 3 years term by our shareholders on September 17, 2024 are Mses. Gruber and Baudot-Trajtenberg.
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
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only if such director does not meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. The court may also remove an external director from office, if it determines, at the request of the company, a board member, a shareholder or a creditor that the board member is not able to fulfil his role or if such board member was convicted by a foreign court of certain specific offenses.
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
We have designated Michael D. Capellas to serve as our lead independent director.
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

In addition the audit committee is responsible for the supervision of the manner the Company implements the requirements of the PPL and the Security Regulations.

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

Technology and Strategy Committee
Our Technology and Strategy committee, which was formed in February 2025, consists of Michael D. Capellas, Adam H. Clammer and Troy K. Richardson. Mr. Capellas serves as chairperson of the committee. Although the committee’s charter has yet to be finalized, ratified and published, this committee was established to assist the Board in fulfilling its oversight responsibilities related to the Company’s technology, strategy, innovation and use of capital associated with these areas, and offer counsel to the Company’s management on a range of related matters, including but not limited to:
•reviewing the Company’s long-range strategy and business plans;
•assessing major investments, including mergers and acquisitions; and
•evaluating the effectiveness of the Company’s product and technology roadmaps, while ensuring alignment between technological investments and the Company’s strategic objectives, competitive positioning, and market needs.

Table of Content

Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law (which refers to the Internal Audit Law 5752-1992), the internal auditor shall not, outside the body in which he or she serves as internal auditor, have any responsibility which creates or is liable to create a conflict of interests with his or her responsibility as internal auditor. In addition, the internal auditor shall not, in the body in which he or she serves as internal auditor, have any responsibility other than internal audit, except for the responsibilities of a commissioner of public complaints or of a commissioner of employees’ complaints, and even that only if the additional responsibility does not interfere with the performance of his or her primary responsibility. As of December 31, 2024, our internal auditor was Deloitte, represented by Ms. Sharon Cohen. As of the date of this Annual Report, our internal auditor is BDO, represented by Ms. Dana Erlich-Gottesman.

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

Table of Content
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

Table of Content
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

Table of Content
D.    EMPLOYEES
As of December 31, 2024, we had 1,167 full-time employees, consisting of 192 employees in cost of services, 423 employees in research and development, 133 employees in general and administrative and 419 employees in sales and marketing. Among our full-time employees as of December 31, 2024, 546 were in Israel, 344 were in North America, 189 were in Europe, 64 were in Asia Pacific and 24 in Latin America. Our employees are driven by the ability to accelerate justice for the public safety as well as contributing directly to a safer corporate environment.

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
The percentage of Ordinary Shares beneficially owned is computed on the basis of 239,470,062 Ordinary Shares outstanding as of March 11, 2025.

Table of Content
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
5% Holders:
SUNCORPORATION(1)	106,065,324	44.3%
True Wind Capital Management (2)	13,861,007	5.8%
Name and Address of Beneficial Owners Executive Officers and Directors
Thomas E. Hogan	*	*
Marcus Jewell	*	*
Dana Gerner	*	*
Sigalit Shavit	*	*
Ronnen Armon	*	*
David Gee	*	*
Ayala Berler Shapira	*	*
Zohar Tadmor-Eilat	*	*
Ryusuke Utsumi	*	*
Yonatan Domnitz	*	*
Michael D. Capellas	*	*
Elly Keinan	*	*
Adam H. Clammer(3)	*	*
Brandon Van Buren	*	*
Troy K. Richardson	*	*
Dafna Gruber	*	*
Nadine Baudot-Trajtenberg	*	*
All Executive Officers and Directors as a Group	3,026,080	1.3%
____________
* Less than 1%

Table of Content
(1)    According to a Schedule 13G/A filed with the SEC on February 10, 2025, SUNCORPORATION is the sole beneficial owner of the Ordinary Shares. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan. SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange. On April 19, 2024, an affiliate of TWC Tech Holdings II, LLC announced that it had acquired approximately 19% of the common shares of SUNCORPORATION.
(2)    Based on the Schedule 13D filed with the SEC on September 17, 2024, and on other information known to the company, as of February 18, 2025 TWC Tech Holdings II, LLC directly held 13,861,007 Ordinary Shares of which 12,361,007 are vested and 1,500,000 are subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions. For more information, see “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions —Restricted Sponsor Shares and Price Adjustment Shares—Restricted Sponsor Shares and Price Adjustment Shares.” TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. (collectively, the True Wind Entities"). The  True Wind Entities and James H. Greene Jr. and Adam H. Clammer (as the managing members of True Wind Capital Management GP, LLC) may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by TWC Tech Holdings II, LLC. The address of each the persons named in this footnote is c/o True Wind Capital Management, L.P., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
(3)    See footnote (2) above. Based on the Schedule 13D filed with the SEC on September 17, 2024 and on other information known to the company, as of February 18, 2025 Mr. Clammer may be deemed the beneficial owner of 14,611,007 Ordinary Shares as follows: (i) 13,861,007 Ordinary Shares beneficially owned through TWC Tech Holdings and (ii) 750,000 Ordinary Shares directly held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets, and (iii) 50,422 Ordinary Shares held directly by Mr. Clammer that were obtained by Mr. Clammer by virtue of his position as a member of the board of directors of the Issuer.
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2024, there were 23 registered holders of our shares in the United States, including Cede & Co., the nominee of the Depository Trust Company, together holding approximately 56.3% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

B.    RELATED PARTY TRANSACTIONS
    The below is a description of all reportable related party transactions since January 1, 2024:

Distribution Agreement with SUNCORPORATION
Under a Distribution Agreement with SUNCORPORATION, dated April 4, 2024, SUNCORPORATION acts as a non-exclusive distributor for the promotion, marketing and sale of our mobile solutions in Japan. The current agreement is set to expire at the end of March 2025. We intend to renew the engagement with SUNCORPORATION upon the agreement’s expiration. Both the current Distribution Agreement and its expected renewal were approved by our audit committee on February 11, 2024 and March 13, 2025, respectively, following our audit committee’s determination that neither the current Distribution Agreement nor its expected renewal is an "extraordinary transaction" under the Companies Law.

Table of Content

Restricted Sponsor Shares and Price Adjustment Shares
As set forth in the Merger Agreement, 7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares eligible to vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000 if at any time during the Price Adjustment Period (as defined in the Merger Agreement) the price of our Ordinary Shares is greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. Upon the expiration of the Price Adjustment Period, any unvested shares that have not vested as of such time will be forfeited. The Company’s security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distributions, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested. As of December 31, 2024, two of the Restricted Sponsor Shares Triggering Events have occurred resulting in the vesting of an aggregate of 6,000,000 Restricted Sponsor Shares and the removal of restrictions on such shares.
As set forth in the Merger Agreement, holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Merger, are eligible to receive up to 15,000,000 Ordinary Shares issuable in three tranches of 5,000,000 if at any time during the Price Adjustment Period the price of Ordinary Shares was greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in Merger Agreement) before the five year anniversary of the closing date of the Merger. As of December 31, 2024, all three of the Price Adjustment Share Triggering Events have occurred and we have issued 11,495,722 Price Adjustment Shares out of a possible 15,000,000 Price Adjustment Shares. As of the date of this Annual Report, we have issued the full 15,000,000 Price Adjustment Shares.
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

B.    SIGNIFICANT CHANGES
A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING
A.    OFFER AND LISTING DETAILS
The Ordinary Shares are listed on Nasdaq under the symbols CLBT.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
See “Part I, Item 9. The Offer and Listing—A. Offer and Listing Details.”
D.    SELLING SHAREHOLDERS
Not applicable.

Table of Content
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
D.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our Ordinary Shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the Ordinary Shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.
The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Amended Articles or by the laws of the State of Israel.

Table of Content
E.    TAXATION
Material U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares. This discussion applies only to the Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of Ordinary Shares. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Cellebrite has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.
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
•persons holding Ordinary Shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement;
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
•persons who hold or received Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and
•tax-qualified retirement plans.

Table of Content
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of a partner in such partnership will depend on the status of the partner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the partner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares, as the case may be, that is for U.S. federal income tax purposes:
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
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

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

U.S. Holders
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares to U.S. Holders
Distributions on Ordinary Shares
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

Table of Content

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such A U.S. Holder’s initial tax basis in the shares, which generally will equal the cost of such shares.
Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.
Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. In addition, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of Ordinary Shares unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
This discussion assumes that any consideration received (or deemed received) by a holder in consideration for the sale or other taxable disposition of our Ordinary Shares will be in U.S. dollars.

Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the Ordinary Shares could be materially different from that described above, if Cellebrite is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
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

Table of Content
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
Cellebrite expects that it would be considered “publicly traded” for the 2024 taxable year because its stock was publicly traded, other than in de minimis quantities, for at least twenty days during the 2024 taxable year. Therefore, Cellebrite will apply the 50% passive asset test using the fair market value of its assets. This determination, however, is subject to uncertainty. In addition, Cellebrite’s status may depend, in part, on how quickly it utilizes its cash on-hand and cash from future financings in its business.
Based on the foregoing and on the composition of its income, the composition and estimated fair market value of its assets and the nature of its business, with respect to the taxable year ended December 31, 2024, Cellebrite believes that it was not a PFIC and presently does not anticipate that it will be a PFIC based upon the value of its assets, including any goodwill, and the nature and composition of its income and assets.
Nevertheless, whether Cellebrite is treated as a PFIC is determined on an annual basis. As discussed above, the determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Cellebrite’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Cellebrite will be a PFIC in 2024 or for any future taxable year. Furthermore, the value of Cellebrite’s gross assets is likely to be determined in part by reference to its market capitalization, which may fluctuate significantly .In addition, Cellebrite’s U.S. counsel expresses no opinion with respect to Cellebrite’s PFIC status for, 2024, 2025 or future taxable years.
Under the PFIC rules, if Cellebrite were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares, Cellebrite would continue to be treated as a PFIC with respect to such holder unless (i) Cellebrite ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid QEF (as described below) election for the first taxable year in which the holder owned such holder’s Ordinary Shares in which Cellebrite was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which Cellebrite is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Cellebrite subsequently becomes a PFIC.

Table of Content
For each taxable year that Cellebrite is treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge and transfers of Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Ordinary Shares (collectively the “excess distribution rules”), unless, with respect to the Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Ordinary Shares that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
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
Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Cellebrite may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Cellebrite does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Cellebrite’s subsidiaries.
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

Table of Content
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
If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Cellebrite is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.
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
Non-U.S. Holders
The section applies to Non-U.S. Holders of Ordinary Shares. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares that is for U.S. federal income tax purposes not a U.S. Holder, including:
•a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
•a foreign corporation; or
•a foreign estate or trust;
but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the United States for 183 days or more in the taxable year of the disposition of Ordinary Shares. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares to Non-U.S. Holders
Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:
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
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Table of Content
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

Table of Content
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
If the IRS were to successfully challenge under Section 7874 Cellebrite’s status as a foreign corporation for U.S. federal income tax purposes, Cellebrite and certain Cellebrite shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Cellebrite and future withholding taxes on certain Cellebrite shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes, and holders of Ordinary Shares would be treated as holders of stock and of a U.S. corporation.

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
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax. Since 2018 the ordinary corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular tax rate.

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
The following are the main tax benefits available to Industrial Companies:
•Amortization of the cost of purchased patent, rights to use a patent, and know-how, that were purchased in good faith, and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•Under limited conditions, the right to elect to file consolidated tax returns with controlled Israeli Industrial Companies; and
•The right to deduct expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
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
From time to time, we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year such expenses were paid on, we will be able to deduct those expenses during a period of three years commencing in the year of the payment of such expenses.

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

Table of Content
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
On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-Exempt Profits derived by Approved and Beneficiary Enterprises. The amount of the reduced tax is determined based on a formula. In order to qualify for the reduction, Cellebrite must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.
Immediately prior to going public, the Company declared and distributed dividend in the amount of $100 million, or the “Additional Dividend”, and in connection therewith have filed an application with the Israel Tax Authority to determine, inter alia, the amount of claw-back of Israeli corporate income tax, if any, that we will be required to pay with respect to the distribution of the Additional Dividend out of income derived by our Beneficiary Enterprise, or the “Additional Dividend Transaction Tax Ruling”. Following the discussions with the ITA, all corporate taxes pursuant the obtained settlement arrangement were paid in 2022.

Table of Content
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
Tax benefits under the 2011 amendment
The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes either (i) a company incorporated in Israel that is not fully owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.
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

Table of Content
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
The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenue of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
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
Cellebrite believes it is eligible to the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise.
On February 16, 2020 Cellebrite received a Tax Ruling from the Israel Tax Authority regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Encouragement Law. The Tax Ruling is valid from 2019 until tax year 2023 (inclusive). The company is considering applying to the Israel Tax Authority for a new ruling regarding its entitlement to tax benefits as a Preferred Technological Enterprise as of 2024.

Table of Content
From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of our shareholders
Capital gains taxes applicable to non-Israeli resident shareholders.
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).
Individual shareholders whose income from the sale of securities is considered as business income in Israel are taxed at the marginal tax rates applicable to business income (up to 47% in 2024), including surtax, if applicable, as described below.
A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should generally be exempt from Israeli capital gains tax if, among other things, the capital gains derived from the sale of shares was not attributed to a fixed enterprise that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold, whether directly or indirectly, more than 25% of the means of control, as such term is defined above, in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Table of Content
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Table of Content
Capital gains taxes applicable to Israeli resident shareholders.
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2024). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” (as defined above) at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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
Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise , that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from either an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the surtax withheld.

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

Israeli Tax Withholding.
In addition to all of the above, any payment made by an Israeli resident company may be subject to Israeli withholding tax, regardless of whether the recipient is subject to Israeli tax with respect to such payment, unless the Israel Tax Authority provides the company with other written instructions.

Table of Content
We have approached the Israel Tax Authority in an application to receive the Transaction Tax Ruling that will determine, inter alia, that the Indemnified TWC Parties shall not be subject to any Israeli tax with respect to receipt of Ordinary Shares and/or Warrants and/or any cash amount from the Trust Account or with respect to the Per Share Cash Consideration, Per Share Equity Consideration, the Price Adjustment Shares or the Additional Dividend and that we have no withholding obligation with respect to the Capital Restructuring or the issuance of Price Adjustment Shares. We obtained rulings determining the tax implications of the Capital Restructuring, the distribution of funds from the trust account to the Company, and the Additional Dividend. With respect to the issuance of (i) the Price Adjustment Shares, the Company adopted a conservative approach and withheld tax according to law, unless the Company received other specific instructions from the Israel Tax Authority, and (ii) the Ordinary Shares and/or Warrants to the Indemnified TWC Parties, no taxes were withheld since such parties were non-Israeli residents for tax purposes. In addition, during August 2024 we obtained another ruling, determining, inter alia, that the issuance of Ordinary Shares to the Public Warrants' holders, shall not be subject to any Israeli tax withholding.

Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, set to take effect on January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.

F.    DIVIDENDS AND PAYING AGENTS
Not applicable.

G.    STATEMENT BY EXPERTS
Not applicable.

Table of Content
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
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we expect to issue interim quarterly financial information publicly and to furnish it to the SEC under cover of Form 6-K.

I.    SUBSIDIARY INFORMATION
Not applicable
J.ANNUAL REPORT TO SECURITY HOLDERS
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

Table of Content
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. DEBT SECURITIES
Not applicable.

12.B. WARRANTS AND RIGHTS
Not applicable

12.C. OTHER SECURITIES
Not applicable.

12.D. AMERICAN DEPOSITARY SHARES
Not applicable.

Table of Content
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
Not applicable.

Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.
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

Table of Content
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on its evaluation, management concluded the company’s internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm
The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global Limited, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2024 is provided on page F-2, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED
A.    AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that each of Dafna Gruber and Nadine Baudot-Trajtenberg qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Rules. In addition, each of Dafna Gruber, Nadine Baudot-Trajtenberg and Brandon Van Buren is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

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

Table of Content
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
Kost Forer Gabbay & Kasierer, a member of EY Global Limited, served as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and December 31, 2023. Following are the fees for professional services in each of the respective fiscal years:

	2024	2023
	($ in thousands)
Audit fees(1)	$781	$505
Tax fees(2)	213	170
Audit related	242	115
Total	$1,236	$790

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, internal control reviews, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)
“Tax fees” include fees for professional services rendered during the years ended December 31, 2024 and 2023 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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
E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

Table of Content
G.    CORPORATE GOVERNANCE
We are a “foreign private issuer” under the Exchange Act, and our Ordinary Shares are listed on Nasdaq. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions (i.e., provided that we disclose which requirements we are not following and the equivalent Israeli requirement). We currently rely on this “home country practice exemption” only with respect to the following requirements:
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
I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
J.    INSIDER TRADING POLICIES
We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Table of Content
K.CYBERSECURITY
Risk management and strategy
We recognize the importance of assessing, identifying, and managing risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.
Our data protection and cybersecurity program include a focus on governance, process, technology and people. Key components include aspects of prevention, detection, and response capabilities, employee training programs, threat intelligence monitoring, and the implementation of an array of technologies. For example, we have policies and procedures addressing physical security, asset management, network security, secure configuration and development, systems updates, security health checks, malware protection, access control and permissions, security awareness and training, audit trail and monitoring, incident management, and business continuity management. We continuously work to embed our data protection and cybersecurity policies and risk management practices in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management processes and procedures.
We have a governance structure intended to help assess, identify and manage cybersecurity risks. Our cybersecurity policies include incident response procedures, information security risk assessment, third-party risk management. We monitor cybersecurity and data protection requirements, standards, and regulations applicable to us, as well as emerging risks related to cybersecurity. Cellebrite has certifications for widely recognized industry standards, including ISO 27001, ISO 27017, SOX, SOC 2 Type 2, and NIST 800-53. We also provide regular training for employees on cybersecurity, conduct phishing tests and issue cybersecurity communication.
We engage in periodic reviews of our cybersecurity program, including cybersecurity risk and threats, and we subject ourselves to external evaluations by third-party consultants. These entail penetration testing and comprehensive cyber risk assessments. Our third-party service providers risk program monitors vendors' cybersecurity risks throughout the engagement lifecycle. Our risk assessments are designed to assess our data protection and cybersecurity controls, leveraging a specialized vendor risk management solution. Vendors' access to our data and systems is monitored, and our agreements include a requirement for alignment with our security awareness program.
We have an Incident Response Management team (“IRM”) that includes executive officers and is alerted to cybersecurity incidents. The IRM conducts periodic incident response table-top exercises. Additionally, we have an Information Security Steering Committee that oversees and considers cybersecurity risks. Our cybersecurity program and Incident Response Policy provide a framework for assessing the impact and materiality of cybersecurity incidents, and for communicating and coordinating with relevant stakeholders, including external entities, where applicable. The cybersecurity incident response plan emphasizes the importance of documentation, reporting, and continuous improvement through regular training and exercises and post-incident reviews and analysis. The plan aims to minimize the impact of cybersecurity incidents on Cellebrite and support the Company’s ability to provide a timely and effective response.
In fiscal year 2024, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks. Computer viruses, hackers, employees and other external hazards could expose our information systems to cybersecurity breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, as further described in “Part I, Item 3.D. Risk Factors - We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation”.

Table of Content
Governance
As part of our risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight. Our Audit Committee oversees the Company’s business continuity and cyber security risks. As relevant, our Audit Committee is informed of such risks and mitigation plans through quarterly or periodic reviews.
Our Chief Information Security Officer (CISO) is a certified and experienced Information Security Manager for more than 12 years, has held positions in several public and private organizations. The CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks and reports directly to the Chief Information Officer (CIO). We also have an Executive Information Security Steering Committee and an IRM who support our processes to assess and manage cybersecurity risks as follows:

•The IRM, which includes senior executives across the Company, is alerted as appropriate to cybersecurity incidents, natural disasters and business outages. This team assesses its communication plan to confirm that its members can be alerted quickly in the event of an actual crisis and meet as a team to discuss the event and response options on an annual basis. In addition, the IRM undergoes an annual incident response tabletop exercise to promote resilience in the event of a cyber incident.
•The Information Security Steering Committee, which includes our CISO, CIO, CPTO, GC and members of executive leadership, oversee technological and operational initiatives while considering cybersecurity risk mitigation with respect to these initiatives.

Table of Content
PART III
Item 17.FINANCIAL STATEMENTS
See “Part III, Item 18. Financial Statements.”
Item 18.FINANCIAL STATEMENTS
Please refer to pages F-1 through F-30 of this Annual Report.
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

2.2*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
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

4.6*	2021 Cellebrite DI Ltd. Share Incentive Plan.
4.7*	2021 Cellebrite DI Ltd. Employee Share Purchase Plan.
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

Table of Content

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

8.1*	List of subsidiaries of Cellebrite DI Ltd.
11.1*	Insider Trading Policy of Cellebrite DI Ltd.
12.1*	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2**	Certification of the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, current independent registered accounting firm of Cellebrite DI Ltd.
97.1
Policy for the Recovery of Erroneously Awarded Compensation, incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on March 21, 2024.

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

Cellebrite DI Ltd.
March 18, 2025	By:	/s/ Thomas E. Hogan
Name: Thomas E. Hogan
Title: Chief Executive Officer

Table of Content
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

Audited Consolidated Financial Statements (as of and for the Year Ended December 31, 2024)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CELLEBRITE DI Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CELLEBRITE DI Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of (loss) income, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter
As described in Note 2(m) to the consolidated financial statements, the Company generates revenues mainly from selling subscription services, term licenses and professional services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on their standalone selling price (“SSP”) and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

Auditing the Company’s recognition of revenue involved a high degree of auditor judgment due to the effort to evaluate i) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations and the timing of revenue recognition and ii) the determination of SSP for each distinct performance obligation.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligation and the timing of the revenue recognition, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management’s application of the significant accounting policies for the contracts. We tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management’s estimate of SSP for products and services and tested the mathematical accuracy of management’s calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2022.

Tel-Aviv, Israel
March 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CELLEBRITE DI Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CELLEBRITE DI Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CELLEBRITE DI Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of (loss) income, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel
March 18, 2025

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents	$191,659	$189,517
Short-term deposits	153,746	74,713
Marketable securities	101,818	38,693
Trade receivables (net of allowance for credit losses of $594 and $1,583 as of December 31, 2024 and December 31, 2023, respectively)	82,358	77,269
Prepaid expenses and other current assets	23,246	26,400
Contract acquisition costs	5,827	5,550
Inventories	8,939	9,940
Total current assets	567,593	422,082

Non-current assets
Other non-current assets	7,682	7,341
Marketable securities	36,601	28,859
Deferred tax assets, net	11,072	7,024
Property and equipment, net	16,995	15,896
Operating lease right-of-use assets	10,604	14,260
Intangible assets, net	11,306	10,594
Goodwill	28,714	26,829
Total non-current assets	122,974	110,803
Total assets	$690,567	$532,885

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31, 2024		December 31, 2023
Liabilities and Shareholders equity

Current liabilities
Trade payables	$11,077		$8,282
Other accounts payable and accrued expenses	63,330		44,845
Deferred revenues	216,970		195,725
Operating lease liabilities	4,125		4,972
Total current liabilities	295,502		253,824

Long-term liabilities
Other long-term liabilities	6,954		5,515
Deferred revenues	45,247		47,098
Restricted Sponsor Shares liability	—		47,247
Price Adjustment Shares liability	—		81,715
Derivative warrant liability	—		54,117
Operating lease liabilities	6,844		9,157
Total long-term liabilities	59,045		244,849

Total liabilities	$354,547		$498,673

Commitments and contingencies

Shareholders’ equity
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 234,566,473 and 203,272,704 shares issued and 234,524,697 and 203,230,928 shares outstanding as of December 31, 2024 and 2023, respectively	—	*	—	*
Additional paid-in capital	498,883		(84,896)
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)		(85)
Accumulated other comprehensive income	2,086		1,050
(Accumulated deficit) retained earnings	(164,864)		118,143

Total Shareholders’ equity	336,020		34,212

Total liabilities and shareholders’ equity	$690,567		$532,885
* Less than $1.

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Revenue:
Subscription services	$271,028	$209,751	$153,470
Term-license	82,007	70,663	62,487
Other non-recurring	17,285	13,561	21,373
Professional services	30,883	31,135	33,321
Total revenue	401,203	325,110	270,651

Cost of revenue:
Subscription services	26,004	19,219	16,875
Term-license	—	6	425
Other non-recurring	16,200	13,766	12,987
Professional services	20,389	20,240	20,459

Total cost of revenue	62,593	53,231	50,746

Gross profit	338,610	271,879	219,905

Operating expenses:
Research and development	98,415	84,386	80,620
Sales and marketing	132,389	110,813	97,387
General and administrative	50,900	43,443	40,854

Total operating expenses	281,704	238,642	218,861

Operating income	56,906	33,237	1,044

Financial (expense) income, net	(332,890)	(108,800)	119,716

(Loss) income before tax expenses	(275,984)	(75,563)	120,760

Tax expense (income)	7,023	5,537	(45)

Net (loss) income	$(283,007)	$(81,100)	$120,805

Net (loss) income per share:
Basic and diluted net (loss) income per share attributable to ordinary shareholders	(283,007)	(81,100)	116,111

Basic net (loss) income per ordinary share	$(1.35)	$(0.43)	$0.64
Diluted net (loss) income per ordinary share	$(1.35)	$(0.43)	$0.59
Weighted average number of ordinary shares used in computing basic net (loss) income per share	$209,471,827	$190,154,549	182,693,375
Weighted average number of ordinary shares used in computing diluted net (loss) income per share	$209,471,827	$190,154,549	195,393,558

	Year Ended December 31,
	2024	2023	2022
Net (loss) income	$(283,007)	$(81,100)	$120,805

Change in foreign currency translation adjustment	1,410	(1,039)	414

Change in unrealized gain (losses) on marketable securities:
Unrealized gain (losses) arising during the period	113	506	(502)

Net change (net of tax effect of $33, $2 and $189)	113	506	(502)

Change in unrealized (losses) gain on cash flow hedges:
Unrealized losses arising during the period	(172)	(48)	(3,488)
Less -reclassification adjustment for net (losses) gain realized and included in net income	(315)	1,300	2,535

Net change (net of tax effect of $66, $171 and $130)	(487)	1,252	(953)

Total other comprehensive income (loss)	1,036	719	(1,041)

Comprehensive (loss) income	$(281,971)	$(80,381)	$119,764

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary Shares Amount	Share capital		Additional paid-in capital	Treasury stock	Comprehensive income	(Accumulated deficit) retained earnings	Total

Balance at December 31, 2021	187,680,294	$—	*	$(153,072)	$(85)	$1,372	$78,438	$(73,347)
Net income	—	—		—	—	—	120,805	120,805
Other comprehensive loss	—	—		—	—	(1,041)	—	(1,041)
Share-based compensation	—	—		13,708	—	—	—	13,708
Exercise of share options, vested RSUs and ESPP	5,333,361	—	*	13,735	—	—	—	13,735
Exercise of public Warrants	500	—	*	5	—	—	—	5
Balance at December 31, 2022	193,014,155	$—	*	$(125,624)	$(85)	$331	$199,243	$73,865
Net loss	—	—		—	—	—	(81,100)	(81,100)
Other comprehensive income	—	—		—	—	719	—	719
Share-based compensation	—	—		18,998	—	—	—	18,998
Exercise of share options, vested RSUs, PSUs and ESPP	10,216,773	—	*	21,730	—	—	—	21,730
Balance at December 31, 2023	203,230,928	$—	*	$(84,896)	$(85)	$1,050	$118,143	$34,212
Net loss	—	—		—	—	—	(283,007)	(283,007)
Other comprehensive income	—	—		—	—	1,036	—	1,036
Share-based compensation	—	—		30,575	—	—	—	30,575
Exercise of share options, vested RSUs, PSUs and ESPP	9,688,962	—	*	20,479	—	—	—	20,479
Reclassification and release of Restricted Sponsor Shares	—	—		113,136	—	—	—	113,136
Reclassification and issuance of Price Adjustment Share	11,495,722	—	*	254,766	—	—	—	254,766
Reclassification and exercise of public and private Warrants	10,109,085	—	*	164,823	—	—	—	164,823
Balance at December 31, 2024	234,524,697	$—	*	$498,883	$(85)	$2,086	$(164,864)	$336,020
* Less than $1.

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(283,007)	$(81,100)	$120,805

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	30,575	18,998	13,708
Amortization of premium, discount and accrued interest on marketable securities	(2,904)	(1,106)	(372)
Depreciation and amortization	10,607	10,011	9,194
Deferred tax assets, net	(4,015)	5,125	(2,392)
Interest income from short-term deposits	(10,736)	(7,737)	(684)
Remeasurement of Restricted Sponsor Shares liability	65,889	29,715	(27,180)
Remeasurement of Price Adjustment Shares liability	173,051	55,531	(53,220)
Remeasurement of Warrant liability	110,664	34,102	(36,463)
Changes in Operating lease right-of-use assets	5,335	4,362	4,667
Changes in Operating lease liabilities	(4,839)	(4,196)	(5,955)
(Increase) decrease in trade receivables	(5,829)	2,271	(12,885)
Increase in deferred revenues	22,317	46,114	38,966
Decrease (increase) in prepaid expenses and other current assets	3,201	(9,211)	(5,692)
(Increase) decrease in other non-current assets	(341)	(5,610)	227
Decrease (increase) in inventories	982	243	(3,680)
Increase (decrease) in trade payables	2,755	3,691	(5,471)
Increase (decrease) in other accounts payable and accrued expenses	17,586	734	(8,853)
Increase (decrease) in other long-term liabilities	880	121	(4,143)
Net cash provided by operating activities	132,171	102,058	20,577

Cash flows from investing activities:
Purchases of property and equipment	(8,566)	(5,231)	(6,897)
Cash paid in conjunction with acquisitions, net of acquired cash	(2,748)	—	—
Purchase of intangible asset	(2,043)	(2,687)	(2,188)
Investment in marketable securities	(127,789)	(55,317)	(89,364)
Proceeds from maturity of marketable securities	59,971	56,336	22,277
Investment in short-term deposits	(207,000)	(89,000)	(76,000)
Redemption of short-term deposits	138,702	73,359	60,941
Net cash used in investing activities	(149,473)	(22,540)	(91,231)

Cash flows from financing activities:
Exercise of options	17,265	19,142	12,628
Proceeds from Employee Share Purchase Plan	3,344	2,623	1,337
Exercise of public warrants	53	—	5
Redemption of public warrants	(11)	—	—
Net cash provided by financing activities	20,651	21,765	13,970

Net increase (decrease) in cash, cash equivalents and restricted cash	3,349	101,283	(56,684)
Net effect of currency translation on cash, cash equivalents and restricted cash	(1,207)	589	(1,644)
Cash, cash equivalents and restricted cash at beginning of year	189,517	87,645	145,973
Cash and cash equivalents and restricted cash at end of year	$191,659	$189,517	$87,645

Supplemental disclosure of cash flow information:
Income taxes paid	$7,706	$10,047	$9,053

Supplemental disclosure of Non-cash investment activities:
Purchase of Intangible assets	$—	$—	$664
Operating lease liabilities arising from obtaining right of use assets	$1,884	$4,363	$—
Reclassification and release of Restricted Sponsor Shares	$113,136	$—	$—
Reclassification and issuance of Price Adjustment Share	$254,766	$—	$—
Reclassification and exercise of public and private Warrants	$164,770	$—	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General
a.Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries delivering a digital investigative (“DI”) suite of solutions comprising software and services for legally sanctioned investigations. The Company’s DI suite of solutions allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations The Company’s primary shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 20).
On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (“SPAC”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.
b.On July 15, 2024, the Company entered into a Business Combination Agreement with Cyber Technology Services, Inc. (“CyTech”), a provider of cybersecurity solutions, specializing in technical analysis, digital forensics, IT support, and intelligence operations, is a new wholly-owned subsidiary of the Company in the USA (see also Note 3).

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 2. Summary of Significant Accounting Policies
A.Basis of presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).
B.Financial statements in United States dollars
The currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of the Company. and certain subsidiaries.
The Company and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.
For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.
C.Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill in a business combination, share-based compensation, unrecognized tax benefits, deferred tax, marketable securities, fair value measurement of restricted sponsor shares liability, price adjustment shares liability and warrant liabilities.
D.Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances were eliminated in consolidation.
E.Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.
F.Short Term Bank Deposit
Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.
G.Marketable securities
The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.
As of December 31, 2024 and 2023, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of (loss) income.
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive (loss) income. As of December 31, 2024 and 2023 credit losses were immaterial.
H.Trade Receivable
Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. As of December 31, 2024 and 2023, the allowances for credit losses of trade receivable were $594 and $1,583 respectively.
The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.
I.Inventories
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
During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write-offs in the amounts of $605, $608 and $211, respectively. Such write-offs were included in cost of revenues.
J.Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and software	12.5 – 33
Manufacturing equipment	7
Furniture and equipment	7– 15
Leasehold improvements	*
*Over the shorter of the expected lease term or estimated useful lives.
K.Impairment of long-lived assets
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
During the year ended December 31, 2024, 2023 and 2022, no impairment losses have been identified.
L.Leases
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
Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise and extend option and not exercise a termination option. The Company elected to not recognize a lease liability and a ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.
Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities.
M.Revenue recognition
The Company’s revenue are comprised of four main categories: (a) Subscription Services, including support services (updates, upgrades and technical support) on term-based and SaaS licenses; (b) Term Licenses; (c) other non-recurring; and (d) professional services.
The Company recognizes revenue pursuant to the five-step framework contained in ASC 606, Revenue from Contracts with Customers: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.
The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end users.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services.
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
Subscription revenues are derived from maintenance, support and SaaS subscriptions, which are considered distinct performance obligations. Maintenance and support revenues include unspecified software updates and upgrades released when and if available as well as software support and technical customer support
Other non-recurring revenue derived mostly from hardware sold mainly in conjunction with new software license.
Professional services revenue primarily consist of distinct training, advance services and implementation services. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing for short term period, the Company have determined that the contracts generally do not include a significant financing component. The Company also applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company generally does not offer right of return to its contracts.
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
The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue related to the license for proprietary software are recognized when the control over the license is provided to the customer and the license term begins. Subscription revenue are recognized ratably over the service period. Revenue related to professional services are recognized as services are performed, using the method that best depicts the transfer of services to the customer. Revenues related to hardware generally recognized upon delivery.
N.Contract acquisition cost
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
Amortization of deferred contract acquisition cost for the year ended December 31, 2024, 2023 and 2022 were $9,725, $9,596 and $6,883 respectively.
Assets recognized from the costs incurred to obtain a contract were $6,495 and $6,245 as of December 31, 2024 and 2023, respectively.
O.Research and development
Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization
P.Internal use software
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
Q.Employee benefit plans
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
For the year ended December 31, 2024, 2023 and 2022 severance pay expenses amounted to $5,581, $4,305, and $4,392, respectively.
b.The US Subsidiary has a defined contribution plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) which covers eligible U.S. employees as they are defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The Company, at its discretion, matches 100% of employee contributions to the greater of 6% of the participant’s compensation. For the year ended December 31, 2024, 2023 and 2022, the Company made 401(k) plan contributions of approximately $2,585, $2,043, and $1,711, respectively.
R.Advertising Expenses
Marketing events expenses and other related advertising expenses are charged to expense as incurred. Marketing events and advertising expenses for the years 2024, 2023 and 2022 were $10,193, $7,853, and $5,906, respectively.
S.Income taxes
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
T.Stock-Based Compensation
The Company accounts for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grants based on the fair value of the awards granted.
The Company grants awards that vest upon the satisfaction of service condition and in certain grants, service and market conditions.
For awards with graded vesting schedule subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards.
The Company estimate the fair value of share options granted using the Black-Scholes-Merton option-pricing model and for ESPP awards Monte Carlo pricing model.
The Company measures the grant date fair value of its RSUs based on the closing market price of the ordinary share on the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.
The Company used the following weighted-average assumptions for options granted to employees and non-employees:

	Year ended December 31,
	2024	2023	2022
Contractual period in years	10	10	10
Volatility	45.9% - 53.8%	50.3% - 51.8%	43.2% - 51.9%
Risk free interest rate	3.8% - 4.4%	3.7% - 4.5%	2.0% - 4.2%
Dividend yield	0%	0%	0%
Exercise price	$9.25 - $17.81	$4.95 - $7.99	$4.79 - $6.60
Fair value of Ordinary Share	$9.25 - $17.81	$4.95 - $7.99	$4.79 - $6.60
Expected term	6.11	6.11	6.11

The fair value of ESPP was estimated on the grant date using Monte Carlo valuation methodology with the following weighted average assumptions:

	Year Ended December 31,
	2024	2023	2022
Volatility	35.7%-38.7%	39.7%-50.5%	50.5%-74.3%
Expected term	6 months	6 months	5-6 months
Risk-free interest rate	4.4%-5.3%	4.2%-5.1%	1.8%-4.2%
Share price	$10.44-$20.36	$4.69-$8.42	$4.69-$5.25
Dividend yield	0%	0%	0%
These assumptions and estimates were determined as follows:
Fair value of Ordinary shares — In determining the fair value of ordinary shares subsequent to the consummation of the Merger agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of the Company’s ordinary shares on NASDAQ on the business day prior to grant date. Prior to the consummation of the Merger, the fair value was determined by management.
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
Expected volatility Options — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived: (i) historical volatility of comparable companies, in accordance with the expected remaining lives of the option (ii) historical volatility of the Company’s publicly traded shares, commencing August 30, 2021 and (iii) until the completion of the Warrant Redemption in the second half of 2024, the implied volatility of the Company’s publicly traded Warrants.
Expected volatility ESPP — was based on Cellebrite’s historical share price volatility, on a daily basis, for 6 months.
Expected dividend yield— The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.
U.Fair value measurements
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
Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.
V.Derivative instruments
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
The fair value of derivative instruments liabilities and assets balances as of December 31, 2024 and 2023, totaled $442 and $995, respectively.
W.Goodwill
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
ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with ASC 350.
The Company performs the goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value. There were no impairment charges to goodwill during the period presented.
X.Intangible assets
Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Core technology	4 - 7
Trade name	4
Facility clearance	15
Customer relationship	10 - 12
Backlog	1.5
Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.
Y.Business combination
The Company accounts for its business acquisitions in accordance with ASC No. 805, "Business Combinations." While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are subject to refinement. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.
Z.Concentrations of credit risk
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
The Company enters into foreign currency forward and option contracts intended to protect cash flows resulting from scheduled payments such as payroll against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 2V and Note 10 for additional information.
AA.Segment information
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
Revenue by geographical region can be found in the revenue recognition disclosures in Note 17 below. The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2024	2023
EMEA	$19,585	$20,691
Americas	7,147	8,024
APAC	$867	$1,441
Total long-lived assets	$27,599	$30,156
See Note 21 for additional information.
AB.Basic and diluted net (loss) income per share
The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to Common shareholders for the period to be allocated between Common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The holders of the Company's participating securities are entitled to dividends that would be distributed to the holders of Common shares, on a pro-rata basis. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period.
The Company's participating securities consists of the Restricted sponsor share ,which, in the event of a dividend distribution, will be entitled to non-forfeitable dividends on a proportional basis with the common shares. The Company does not allocate losses to these participating securities as they do not share in the Company's losses.
The potentially dilutive share options to purchase ordinary shares that were excluded from the computation amounted to 4,032,065, 7,848,793 and 14,148,829 for the years ended December 31, 2024, 2023 and 2022, respectively, because including them would have been anti-dilutive.
The Restricted sponsor shares and Price adjustments shares, in the amount of 7,500,000 and 15,000,000, respectively, that are subject to the occurrence of certain conditions, were excluded from the diluted net (loss) income per share calculation for the years ended December 31, 2023 and 2022, as the conditions were not satisfied. As of December 31, 2024, two of the triggering events for the Restricted Sponsor Shares and three for the Price Adjustment Shares have occurred, resulting in the vesting and issuance of an aggregate of 6,000,000 shares that were released from restriction and 11,495,722 Ordinary Shares out of a possible 15,000,000 shares, respectively. The effect of the Restricted sponsor share and the Price adjustments shares was anti-dilutive for the year ended December 31, 2024.
Public warrants and Private warrants in the amount of 19,999,449 and 9,666,667, were excluded from the diluted (loss) income per share for the years ended December 31, 2023 and 2022, as the inclusion would have been anti-dilutive. As of December 31, 2024 all warrants were exercised by their holders or redeemed by the Company in 2024, adding a total of 10,109,085 Ordinary Shares to the Company’s outstanding shares. The effect of the warrants was anti-dilutive for the year ended December 31, 2024.
AC.Recently issued accounting pronouncements
Recently adopted accounting pronouncements:
In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The Company adopted this guidance for its annual period beginning January 1, 2024. See Note 21, for further information.

Recently issued accounting pronouncements not yet adopted:
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures." and also add a new paragraph for the following: "In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for the Company for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its financial statement disclosures.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 3. Business combination
Acquisition of CyTech:
On July 15, 2024, the Company completed the acquisition of 100% of Cyber Technology Services, Inc. (“CyTech”) shares, for a total consideration of $3,803. CyTech provide cybersecurity solutions, specializing in technical analysis, digital forensics, IT support, and intelligence operations. The purpose of the acquisition of CyTech in combination with forming Cellebrite Federal Solutions is to broaden the Company's business with U.S. federal customers. The acquisition was accounted for as a business combination.

The purchase price allocation for the acquisition has been determined as follows:

Amount
Net assets	$108
Facility clearance	1,396
Backlog	49
Customer relationship	365
Goodwill	1,885
Total	$3,803

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is deductible for income tax purpose.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful life in years
Facility clearance	1,396	15
Backlog	49	1.5
Customer relationship	365	12
Total identifiable intangible assets	$1,810

During the year ended December 31, 2024, the Company recorded amortization expenses of $72 related to the acquired intangible assets.
Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 4. Intangible assets, net
Finite-lived intangible assets:

	December 31, 2024	December 31, 2023

Original amounts:
Core technology	$18,200	$15,950
Trade name	3,900	3,900
Facility clearance	1,396	—
Customer relationship	543	177
Backlog	49	—
	24,088	20,027
Accumulated amortization:
Core technology	8,754	5,657
Trade name	3,900	3,738
Facility clearance	43	—
Customer relationship	70	38
Backlog	15	—
	12,782	9,433
Intangible assets, net
	$11,306	$10,594
a. Amortization expense amounted to $3,349, $3,347 and $2,826 for the years ended December 31, 2024, 2023 and 2022, respectively.

b. The expected future amortization expenses by year related to the intangible assets as of December 31, 2024 are as follows:

2025	$3,766
2026	3,231
2027	1,967
2028	1,065
2029 and thereafter	1,277
$11,306
Note 5. Marketable securities
Marketable securities consisted of the following:

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate bond	$50,543	$73	$(6)	$50,610
Agency bond	60,575	121	(59)	60,637
Treasury bills	972	—	(3)	969
US Government	26,177	48	(22)	26,203
Total	$138,267	$242	$(90)	$138,419

	December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate bond	$18,521	$57	$(29)	$18,549
Agency bond	40,487	63	(64)	40,486
US Government	8,538	13	(34)	8,517
Total	$67,546	$133	$(127)	$67,552
As of December 31, 2024 and 2023, no continuous unrealized losses for 12 months or greater were identified.
The following table summarizes the Company’s marketable securities by contractual maturities:

	December 31, 2024	December 31, 2023
Due in 1 year or less	$101,818	$38,693
Due in 1 year through 2 years	36,601	28,859
Total	$138,419	$67,552

Note 6. Prepaid expenses and other current assets

	December 31, 2024	December 31, 2023
Advances to suppliers	$1,389	$598
Prepaid expenses	9,505	8,894
Government institutions	11,485	15,470
Other	867	1,438
	$23,246	$26,400

Note 7. Inventories

	December 31, 2024	December 31, 2023
Raw materials	$5,934	$7,815
Finished goods	3,005	2,125
	$8,939	$9,940

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 8. Property and equipment, net

	December 31, 2024	December 31, 2023
Manufacturing equipment	$585	$582
Furniture and equipment	10,410	10,461
Leasehold improvements	8,043	7,465
Computers and software	37,993	30,641
	57,031	49,149

Less—accumulated depreciation	(40,036)	(33,253)
	$16,995	$15,896
Depreciation expenses were $7,258, $6,664 and $6,368 in the year ended December 31, 2024, 2023 and 2022, respectively.

Note 9. Other accounts payable and accrued expenses

	December 31, 2024	December 31, 2023
Governmental institution	$3,458	$2,646
Employees and related expenses	45,936	34,111
Income tax payable	756	833
Accrued expenses	10,649	6,161
Advances from customers	666	862
Other	1,865	232
	$63,330	$44,845

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
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as Cost of revenue and Operating expenses, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value
	December 31		December 31,
	2024	2023	2024	2023
Option contracts to hedge payroll
expenses NIS	$24,580	$32,158	$346	$995
Forward contracts to hedge payroll
expenses NIS	3,495	—	96	—
	$28,075	$32,158	$442	$995
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2024, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next ten months. The fair value of the Company's outstanding derivative instruments at December 31, 2024 and 2023 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance Sheet line item	2024	2023
Derivative assets and liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$457	$1,159
Foreign exchange forward contracts	Prepaid expenses and other current assets	96	—
Foreign exchange option contracts	Other account payable	$(111)	$(164)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the year ended December 31, 2024, 2023 and 2022, is summarized below:

	Amount of (loss) gain recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year ended December 31,
	2024	2023	2022
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$88	$(168)	$(643)
Option contracts	(260)	120	(2,845)
	$(172)	$(48)	$(3,488)
Derivatives in foreign exchange cash flow hedging relationships for the year ended December 31, 2024, 2023 and 2022, is summarized below:

		Amount of (losses) gain reclassified from other comprehensive income into (expense) income, net of tax (effective portion)
		Year ended December 31,
	Statements of income line item	2024	2023	2022
Option contracts to hedge payroll	Cost of revenues and operating expenses	$(312)	$930	$2,491
Forward contracts to hedge payroll	Cost of revenues and operating expenses	(3)	370	44
		$(315)	$1,300	$2,535

Note 11. Lease
The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 9.5 years
The components of operating lease costs were as follows:

	Year ended December 31,
	2024	2023
Operating lease cost	$5,610	$4,934
Short-term lease cost	340	347
Variable lease cost	339	269
Total net lease costs	$6,289	$5,550

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2024	2023
Operating lease ROU assets	$10,604	$14,260
Operating lease liabilities, current	$4,125	$4,972
Operating lease liabilities, long-term	$6,844	$9,157
Weighted average remaining lease term (in years)	5.11	4.59
Weighted average discount rate	3.01%	2.48%

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2024, are as follows:

Fiscal Years Ending December 31,	Operating Leases
2025	$4,168
2026	2,205
2027	1,396
2028	999
2029 and thereafter	3,419

Total undiscounted lease payments	12,187
Less: imputed interest	(1,218)

Present value of lease liabilities	$10,969

Note 12. Commitments and contingencies
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2024 and 2023, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Note 13. Shareholders’ equity
a.Ordinary Shares
As of December 31, 2024 and 2023, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share ordinary share. The voting, dividend and liquidation rights of the holders of the Company’s common share is subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.
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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
b.Option Plan, RSU’s and PSU’s:
On August 5, 2021, the Company adopted the 2021 Share Inventive Plan (the “2021 Share Incentive Plan”). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.
The maximum aggregate number of shares that may be issued pursuant to awards under this 2021 Plan is 27,181,025. Out of which 17,799,984 were granted as of December 31, 2024.
As of December 31, 2024 the aggregate amount of options, RSUs and PSUs outstanding is 17,762,004.
A summary of the Company’s option activity and related information is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2023	15,728,176	$3.83	6.23
Granted	913,672	10.93
Exercised	5,962,264	2.91
Forfeited	207,551	5.79
Outstanding at December 31, 2024	10,472,033	$4.93	6.23
Exercisable at December 31, 2024	7,788,121	$3.87	5.34
The weighted average fair values at grant date of options granted for the year ended December 31, 2024, 2023 and 2022 were $5.81, $3.59 and $2.86 per share, respectively.
The total intrinsic value of options exercised during the years 2024, 2023 and 2022, was $72,615, $33,237, and $12,116, respectively.
The aggregate intrinsic value of the outstanding options at December 31, 2024, 2023 and 2022, represents the amount of 10,472,033, 15,728,176 and 18,121,448, respectively, outstanding options that are in-the-money as of such dates. As of December 31, 2024 and 2023 all outstanding options are in-the-money. As of December 31, 2022, the remaining 2,336,212 outstanding options are out-of-the-money, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs and PSUs activity is as follows:

	Number of RSUs	Weighted - average fair value
Unvested at December 31, 2023	8,160,149	$5.97
Granted	3,289,358	10.63
Vested	3,327,010	5.95
Forfeited	832,526	6.81
Unvested, at December 31, 2024	7,289,971	$7.99
The weighted average fair value at grant date of RSUs and PSUs granted for the year ended December 31, 2024, 2023 and 2022 was $10.63, $5.75, and $6.02, respectively.
The total aggregate fair value of shares vested during the years 2024, 2023 and 2022 was $44,304, $13,805 and $3,025 respectively.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
As of December 31, 2024, the Company had approximately $58,621 of unrecognized compensation expense related to non-vested shares options, non-vested RSU’s and non-vested PSU’s expected to be recognized over a weighted average period of 2.66 years.
c.2021 Employee Share Purchase Plan:
On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”).
The aggregate number of Shares that may be issued pursuant to rights granted under the ESPP shall be 1,585,659 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Shares as may be determined by the Board. If any right granted under the ESPP shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the ESPP.
As of December 31, 2024, 2023 and 2022, 399,688, 587,579 and 290,053 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.
d.Share based compensation expenses related to the consolidated statements of operations recognized were comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Cost of revenues	$2,227	$1,733	$1,283
Research and development	6,663	4,673	2,974
Sales and marketing	10,216	6,478	5,041
General and administrative	11,469	6,114	4,410
	$30,575	$18,998	$13,708

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 14. Net (loss) income per share
The following table sets forth the computation of basic losses and earnings per share:

	Year Ended December 31,
	2024	2023	2022
Numerator:
Net (loss) income	$(283,007)	$(81,100)	$120,805
Basic net income attributable to Restricted sponsor shares	—	—	4,694
Basic net (loss) income attributable to Ordinary shareholders	(283,007)	(81,100)	116,111

Denominator:
Weighted average number of Ordinary shares used in computing basic net (loss) income per share	209,471,827	190,154,549	182,693,375
Basic net (loss) income per share of Ordinary shareholders	$(1.35)	$(0.43)	$0.64
Weighted average number of Ordinary shares used in computing diluted net (loss) income per share	209,471,827	190,154,549	195,393,558
Diluted net (loss) income per share of Ordinary shareholders	$(1.35)	$(0.43)	$0.59

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 15. Fair value measurements
The following table presents information about the Company’s assets and liabilities fair value at December 31, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$137,482	$—	$—	$137,482
Commercial deposits	—	502	—	502
Marketable securities:
Corporate and Agency bonds	—	111,247	—	111,247
Treasury bills	—	969	—	969
US Government	—	26,203	—	26,203
Foreign currency derivative contracts	—	553	—	553

Total financial assets	$137,482	$139,474	$—	$276,956

Liabilities:
Foreign currency derivative contracts	—	(111)	—	(111)

Total financial liabilities	$—	$(111)	$—	$(111)

	As of December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$120,969	$—	$—	$120,969
Commercial deposits	—	3,260	—	3,260
Marketable securities:
Corporate and Agency bonds	—	59,035	—	59,035
US Government	—	8,517	—	8,517
Foreign currency derivative contracts	—	1,159	—	1,159

Total financial assets	$120,969	$71,971	$—	$192,940

Liabilities:
Restricted Sponsor Shares	$—	$—	$(47,247)	$(47,247)
Price Adjustment Shares	—	—	(81,715)	(81,715)
Public Warrants	(31,399)	—	—	(31,399)
Private Placement Warrants	—	—	(22,718)	(22,718)
Foreign currency derivative contracts	—	(164)	—	(164)

Total financial liabilities	$(31,399)	$(164)	$(151,680)	$(183,243)

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Warrant liability
Upon the closing of the Merger, 20,000,000 Public Warrants and 9,666,667 Private Warrants, that were both issued by TWC prior to the Merger, were outstanding to purchase the Company’s Ordinary Shares. Each warrant entitled the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants were exercisable at any time commencing 30 days after the completion of the Merger and were to expire five years after the closing date of the Merger or earlier upon redemption or liquidation. The Company had the right to redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per warrant at any time after they became exercisable, provided that the last sale price of the Company Ordinary Shares equaled or exceeded $18.00 per share, subject to adjustments, for any 20 trading-days within a 30 trading-day period ending three business days prior to the date on which the Company sent notice of redemption to the warrant holders.
The Private Warrants had similar terms as the Public Warrants, except that the Private Warrants could be exercised for cash or on a cashless basis at the holder’s option and the private warrants could not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they would have the same rights as the Public Warrants.
In addition, the Company had the right to redeem all the outstanding warrants (both public and private warrants) for $0.10 provided that the reference value equaled or exceeded $10.00 per share and the reference value was less than $18.00 per share. In both cases, the warrants holders subject to redemption could elect to exercise the warrants on a cashless basis and in the case of redemption for $0.10, the number of shares to be received would be determined by reference to the Make-Whole table included in the warrants' agreement.
As of December 31, 2023, the Company classified the warrants (both public and private) as a liability pursuant to ASC 815-40 since the warrants did not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.
During August 2024, the Company elected to redeem all of the outstanding warrants. During August and September 2024 the Company issued an aggregate of 6,803,085 Ordinary Shares to the Public Warrants' holders. Of the 19,999,449 Public Warrants that were outstanding on August 15, 2024, 4,645 Public Warrants were exercised for cash at an exercise price of $11.50 per Ordinary Share in exchange for an aggregate of 4,645 Ordinary Shares and 19,878,580 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 6,798,440 Ordinary Shares. A total of 116,224 Public Warrants remained unexercised as of the redemption date and the Company redeemed those Public Warrants for an aggregate redemption price of $11.
During September 2024, the Private Warrants agreement was modified and as a result of the modification, the Company concluded that the Private Warrants were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the Private Warrants liability to equity as of the modification date. During November 2024, the Company issued 3,306,000 Ordinary Shares to the Private Warrants' holders with such Private Warrants exercised on a cashless basis.
As of December 31, 2024, the Company has no remaining warrants outstanding.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

	Public Warrants	Private Placement Warrants	Total Warrant liability
Balance, December 31, 2022	$12,960	$7,055	$20,015
Change in fair value	18,439	15,663	34,102
Balance, December 31, 2023	$31,399	$22,718	$54,117
Change in fair value	78,969	32,294	111,263
Reclassification to equity	(110,368)	(55,012)	(165,380)
Balance, December 31, 2024	$—	$—	$—
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
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	December 31, 2024	December 31, 2023
Number of private placement warrants	—	9,666,667
Exercise price	—	$11.5
Share price	—	$8.66
Expiration term (in years)	—	2.66
Volatility	—	51.9%
Risk-free Rate	—	4.10%
Dividend yield	—	0%

Restricted Sponsor Shares liability and Price Adjustment Shares liability
7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and were set to vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the Merger Agreement); if at any time during the Price Adjustment Period the price of Ordinary Shares was greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Restricted Sponsor Shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Merger, were eligible to receive up to 15,000,000 Ordinary Shares (the “Price Adjustment Shares”) issuable in three tranches of 5,000,000 upon achievement of the triggering events (if at any time during the Price Adjustment Period the price of the Company’s Ordinary Shares was greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in Merger Agreement) before the five year anniversary of the closing date of the Merger.
The Company has determined that the Price Adjustment Shares, and the Restricted Sponsor Shares are freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company has determined that the Price Adjustment Shares, and the Restricted Sponsor Shares are not indexed to Company’s stock since if a Change of Control occurs, all the Ordinary Shares underlying the Price Adjustment Shares and the Restricted Sponsor Shares will be issued or released regardless of the Company’s stock price. Therefore, as of December 31, 2023, the Company accounted for the Price Adjustment Shares and for the Restricted Sponsor Shares as a liability measured at fair value through earnings.
During the third quarter of fiscal 2024, the $12.50 and the $15.00 triggering events occurred, resulting in only one triggering event remaining for both Restricted Sponsor and shares and Price Adjustments Shares. As of September 13, 2024, upon meeting the second trigger event, the Company concluded that the Restricted Sponsor Shares and the Price Adjustments Shares were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the Restricted Sponsor Shares and Price Adjustment Shares from liability to equity. Consequently, the Company issued 10,000,000 Ordinary Shares to the price adjustment rights holders and 6,000,000 of the Restricted Sponsor Shares were no longer subject to forfeiture and share the same rights as the Company's Ordinary Shares.
During the fourth quarter of fiscal 2024, the $17.50 triggering event occurred, resulting in the issuance of 1,495,722 Ordinary Shares out of a possible 5,000,000 to the price adjustment rights holders.

The Restricted Sponsor shares liability and Price Adjustment Shares are measured at fair value using Level 3 inputs.

	Restricted sponsor shares	Price adjustment shares	Total
Balance, December 31, 2022	$17,532	$26,184	$43,716
Change in fair value of restricted sponsor shares and price adjustment shares	29,715	55,531	85,246
Balance, December 31, 2023	$47,247	$81,715	$128,962
Change in fair value of restricted sponsor shares and price adjustment shares	65,889	173,051	238,940
Reclassification to equity	(113,136)	(254,766)	(367,902)
Balance, December 31, 2024	$—	$—	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	September 13, 2024		December 31, 2023
	Restricted sponsor shares	Price adjustment shares	Restricted sponsor shares	Price adjustment shares
Number of shares	1,500,000	5,000,000	7,500,000	15,000,000
Share price	$30.0	$17.5	$12.5-$30.0	$12.5-$17.5
Remaining exercise period	3.96	1.96	4.66	2.66
Share value	$12.52	$15.97	$3.62-$7.17	$4.47-$6.31
Note 16. Accumulated other comprehensive income

	Unrealized Gains on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$4	$875	$171	$1,050
Other comprehensive income (loss) before reclassifications	113	(172)	1,410	1,351
Amounts reclassified from accumulated other comprehensive income	—	(315)	—	(315)
Net current period other comprehensive income (loss)	113	(487)	1,410	1,036
	$117	$388	$1,581	$2,086

Note 17. Revenues
Disaggregation of Revenues
The following table provides information about disaggregated revenue by geographical areas

	Year Ended December 31,
	2024	2023	2022
EMEA	$134,921	$112,247	$92,749
Americas	215,531	172,154	141,920
APAC	50,751	40,709	35,982
Total	$401,203	$325,110	$270,651

Contract Balances
Receivables are recorded when the right to consideration becomes unconditional. Unbilled receivables represents the Company's unconditional right to consideration not yet invoiced while billed receivables include invoiced amounts.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $242,823 and $194,882 of deferred revenue as of December 31, 2023 and December 31, 2022, respectively, the Company recognized $180,014 and $141,307 as revenue during the year ended December 31, 2024 and 2023, respectively.
The change in contract balances is consistent with the increase in the overall operation of the Company.

Remaining Performance Obligations
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2024 and December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $343,557 and $331,996 respectively, which consists of both billed consideration in the amount of $262,217 and $242,823 respectively, and unbilled consideration in the amount of $81,340 and $89,173 respectively, that the Company expects to recognize as revenue. As of December 31, 2024, the Company expects to recognize the majority of its remaining performance obligations as revenue in the year ended December 31, 2025.

Note 18. Taxes on income
A. Israeli taxation
1.Corporate tax rates in Israel:
The tax rates relevant to corporations in Israel in the years 2024, 2023 and 2022 is 23%. However, the effective tax rate reported by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) is lower.
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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
3.Tax benefits under the Law for Encouragement of Preferred Enterprise and Preferred Technology Enterprise
On May 16, 2017 the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) — 2017 (hereinafter: “the Regulations”), which provides rules for applying the “Preferred Technological Enterprise” tax benefit track including the formula that provides the mechanism for allocating the technological income eligible for the benefits
Commencing in 2019 the Company elected the Preferred Technology Enterprise status to apply under the Law for the Encouragement of Capital Investments (the “Investment Law”). The approval is in affect for the tax years 2019 to 2023. The Company expects to continue to meet the conditions to be entitled to the “Preferred Technological Enterprise” status from 2024 and beyond.
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

B.Income taxes on non-Israeli subsidiaries:
The Company’s subsidiaries incorporated in the US, Germany, Singapore, Australia, Brazil, UK, France, Canada, Japan and India are taxed according to tax laws in the countries of their residence. The Company’s effective tax rate depends on the geographical mix of where its profits are earned. In the year 2024, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of 25% and the subsidiaries in Germany and Singapore are subject to corporation tax at a rate of approximately 33% and 17% respectively. As of December 31, 2024, the Company had approximately $57,268 undistributed earnings of its subsidiaries.
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

C.Deferred taxes
Deferred taxes recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Deferred research and development cost	$4,367	$2,661
Employee related liabilities	5,355	3,275
Intangible assets	724	857
Goodwill	1,509	1,647
Deferred revenues	2,012	2,563
Carryforward loss	474	—
Operating lease liability	1,754	2,732
Marketable securities	—	13
Property and equipment	27	39
Capital Loss	6,753	—
Other	1,231	749
Total deferred tax assets before valuation allowance	24,206	14,536
Valuation allowance	(7,133)	—
Total deferred tax assets	17,073	14,536

Deferred tax liabilities:
Deferred costs	2,423	3,066
Intangible assets	—	337
Goodwill	1,046	445
Property and equipment	641	874
Operating lease right-of-use assets	1,654	2,652
Derivative instruments	53	119
Marketable securities	35	15
Other	149	4
Total deferred tax liabilities	6,001	7,512
Total deferred tax assets, net	$11,072	$7,024

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense allocated to continuing operations is as follows:

	Year Ended December 31,
	2024	2023	2022
(Loss) income before income taxes expense, as reported in the consolidated statements of operations	$(275,984)	$(75,563)	$120,760
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on (loss) income	(63,476)	(17,379)	27,775
Foreign subsidiaries taxed at different tax rates	426	565	104
Preferred tax rates in Israel	31,675	9,713	(12,121)
Remeasurement of liability instruments	41,953	14,322	(14,024)
(Deductible) non-deductible expenses	(2,003)	823	400
Taxes in respect of prior years	(478)	(1,193)	103
Tax on dividend distributed from trapped earnings	—	—	(2,369)
Change in valuation allowance	(543)	—	—
Research and development tax credits	(446)	(2,087)	—
Other	(85)	773	87
Actual tax expense (income)	$7,023	$5,537	$(45)

(Loss) income before income tax expense is comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Domestic	$(287,955)	$(88,298)	$110,187
Foreign	11,971	12,735	10,573
	$(275,984)	$(75,563)	$120,760

Tax expense (income) allocated to continuing operations is comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Current:
Domestic	$10,011	$3,010	$(2,573)
Foreign	588	(2,876)	4,920
Total current tax expense:	10,599	134	2,347

Deferred:
Domestic	(3,159)	1,596	(85)
Foreign	(417)	3,807	(2,307)
Total deferred tax (expenses) benefit	(3,576)	5,403	(2,392)
Total tax expense (income)	$7,023	$5,537	$(45)

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023
Unrecognized tax benefits, beginning of year	$3,529	$3,073
Decreases in tax positions for prior years	(1,201)	(436)
Increases in tax positions for current year	1,081	892
Unrecognized tax benefits, end of year	$3,409	$3,529
Interest (income) expense recognized related to uncertain tax positions amounted to $(29) , $173 and $129 in 2024 , 2023, and 2022, respectively. Total accrued interest as of December 31, 2024 and 2023 was $441 and $470, respectively, and were included in accrued expenses.
The Company currently does not expect unrecognized tax benefits to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
The Company’s income tax assessments in Israel through the year 2019 are considered final.
The Company is subject to income tax in other jurisdictions outside of Israel, of which the major jurisdiction is the U.S. The Company’s operation in the US is subject to potential examination for tax years 2020 and afterwards.
Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2024, the Company cannot estimate the change in unrecognized tax benefits resulting from these audit within the next 12 months.

Note 19. Financial (expense) income, net

	Year Ended December 31,
	2024	2023	2022
Financial income:
Interest on deposits and investments	$18,219	$10,569	$2,025
Foreign currency translation differences	80	585	1,736
Remeasurement of liability instruments	—	—	116,863
Other	16	147	319

Financial expenses:
Remeasurement of liability instruments	(349,604)	(119,348)	—
Bank charges	(143)	(233)	(187)
Changes in exchange rates	(1,429)	(379)	(891)
Other	(29)	(141)	(149)
	$(332,890)	$(108,800)	$119,716

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 20. Transactions and Balances with Related Parties
SUN Corporation, the Company’s controlling shareholder is also a reseller of the Company in the Japanese market.
A.Transactions with SUN Corporation

	Year Ended December 31,
	2024	2023	2022
Revenues	$4,851	$4,061	$3,586
B.Balances with SUN Corporation

	December 31, 2024	December 31, 2023
Trade receivables	$897	$345

Note 21. Segment Information
The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer. The CODM reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources.

There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of the performance of the operating segment is based on consolidated net income, as shown in our consolidated statements of operations. The CODM considers the operation in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.