Form 20-F
period 2025-12-31
Cellebrite DI Ltd.
filed 2026-03-03
CIK 1854587

Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Copy to:
Holly Windham
94 Shlomo Shmelzer Road Petah Tikva 4970602, Israel
+972 (73) 394 8000
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

On February 23, 2026, the issuer had 249,439,817 ordinary shares, par value NIS 0.00001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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
Cellebrite is a leading provider of AI-powered digital investigative and intelligence solutions, primarily composed of software and services, for legally sanctioned investigations around the world. Cellebrite currently has one class of securities listed on the Nasdaq Global Market (“Nasdaq”), our ordinary shares, NIS 0.00001 par value (“Ordinary Shares” or “ordinary shares”).

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
Our fiscal year ends on December 31 of each year. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024, and references to fiscal 2025 and 2025 are references to the fiscal year ended December 31, 2025.
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

Table of Content
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
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others, the items in the following list, which also summarizes some of our most principal risks:

•risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards with respect to software, artificial intelligence (“AI”), or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs;
•risks associated with our material dependence on the acceptance of our solutions by domestic and international law enforcement, public safety, defense and intelligence agencies;
•risks associated with real or perceived errors, failures, defects or bugs in our solutions;
•risks associated with our licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions;
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
•risks associated with the use of artificial intelligence in our digital investigation platform;
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
•risks associated with our ongoing compliance with security agreements entered into with the U.S. government in connection with our acquisitions of CyTech and Corellium;
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
•risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel;
•risks associated with our compliance with export laws, regulations and trade controls of the various countries in which we operate;
•risks associated with complex and changing global regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, AI and data privacy and protection;
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

Table of Content
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
We offer a comprehensive suite of AI-powered digital investigative and intelligence solutions that includes a variety of software offerings designed to help our customers, access, collect, review, analyze and manage digital investigative data derived from digital sources, including mobile phones in particular, that are manufactured or produced by a variety of original equipment manufacturers (“OEMs”) as well as the software applications installed on such devices. Mobile phone and other digital device OEMs and other software manufacturers are continuously changing their products, and upgrading their operating systems and software applications. The access and extraction capabilities that we offer are patched and blocked by OEMs from time to time as they upgrade or improve the security and encryption on their digital devices. To date, we have been able to upgrade, improve and evolve our products and technology through a combination of internal development and third-party partnerships to address the changes made by OEMs, although the speed at which we are able to deliver production-ready updates and improvements can vary greatly. If we are unable to deliver these capabilities via our solutions or fail to do so in a timely manner, we may not be able to provide our customers with the ability to lawfully access certain investigative or forensic data and, as such, our customers’ ability to carry out their mission may be degraded. In addition, there is no assurance that we can generally meet the evolving needs of our customers by designing and developing new solutions and upgrades to our existing software and/or hardware solutions that address their needs. If any of these circumstances materialize, the perception of the value of our products may decline, and our future revenue, and our financial and operating results, may be adversely affected.

If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected.
Sales to public safety agencies, including law enforcement, defense and intelligence agencies, accounted for more than 90% of our revenue in 2023, 2024 and 2025. At any point, as a result of external factors outside of our control, irrespective of our products’ performance, law enforcement and governments agencies may elect to no longer purchase our solutions. The key trends affecting the digital investigations market include, among other things, growth in the volume of digital data, increases in data complexity and sophistication, inefficient operations resulting from manual, time-consuming and/or siloed activities, and increased public scrutiny on the way criminal investigations are conducted, all of which are compounded by strained headcount and financial resources. If we are unable to meet these evolving needs, law enforcement and other government agencies may not continue to purchase, accept and use our solutions, and our revenue and financial condition will be adversely affected.
Our revenue, financial and operating results may also be impacted by regulatory developments that diminish the need for certain products or by changes in organizational structure within the public

Table of Content
sector. For example, certain governments and regulators have proposed adopting alternate measures to ensure access to mobile devices for law enforcement. Among other things, governments have tried in the past to enforce “back door” arrangements on OEM and device manufacturers. One instance of this is a 2025 UK demand that Apple provide such “back door” access and the subsequent litigation involving Apple’s removal of advanced data protection (ADP) capabilities from the UK market. Changes in organization structure can complicate decision-making processes, by budget re-allocations or funding cuts which may be introduced by new administrations or changes in political focus or by a slowdown in the pace of adoption of investigation and justice acceleration related technologies in the public sector.

Real or perceived errors, failures, defects or bugs in our solutions could adversely affect our results of operations, financial results, growth prospects and reputation.
Because we offer software solutions, undetected errors, defects, failures or bugs may occur, especially when solutions or capabilities are first introduced. Errors, failures, or bugs may not be found in new software or releases until after they are implemented, and this could adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions.
Many of our customers, especially those in law enforcement, use our solutions in applications that are of public interest or critical to their businesses or missions and may thus have a low risk tolerance for defects in our solutions. Errors or delays in releasing software updates or allegations of unsatisfactory performance or errors, defects or failures in released software could cause us, to lose sales opportunities, increase our service costs, incur substantial software redesigning costs, lose customers or subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition.
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

We license technology from third parties, and our inability to maintain those licenses could harm our business.

In addition to capabilities that we directly develop and incorporate into our solutions, we have incorporated, and may in the future incorporate, technology that we license from third parties, including certain intellectual property and software capabilities that facilitate access to certain devices. If we are unable to license technology from third parties, we may need to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner and may require us to use alternative technology which is of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. In addition, our use of third-party technology may also enable customers to engage directly with such technology providers or with other developers, potentially bypassing our solutions. As a result, our margins, market share, and results of operations could be significantly harmed.

Table of Content
A failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel has in the past and could in the future adversely affect our results of operations and growth prospects.
Our business requires intensive sales and marketing activities on a constant basis. Our go-to-market strategy is aimed primarily at expanding the scope of our relationships with existing customers and attracting a larger number of law enforcement customers to use more of our solutions. Our sales and marketing personnel are essential to this effort. We require personnel with expertise in government contracting at the federal, state and local levels in a variety of countries, and expertise in the private sector, and with sufficient technological literacy to discuss our solutions’ features. There is a limited number of individuals with this experience and competition for them is intense. Furthermore, once hired, it typically takes up to six or more months before a new sales force member is fully trained and operating at a level that meets our expectations, and training may take even longer when working remotely. While we invest significant time and resources in training new members of our sales force, we may not be able to achieve our target performance levels with new sales personnel, whether due to larger number of new hires, or lack of experience training sales personnel to operate in new jurisdictions or because of remote hiring and training process, among other reasons. Our failure to hire a sufficient number of qualified individuals, to successfully integrate new sales force members within the time periods we expect, and to contain sales force attrition rates may materially impact our financial and operational results as well as the growth of our business.

We face intense competition, including as a result of consolidation in our industry, which could increase the pricing pressure we face and cause us to lose market share, which would adversely affect our business, financial condition, and results of operations
The markets for our solutions are highly competitive and are subject to rapid technological change and other pressures created by changes in our industry. We face varying levels of competition across our solution offerings. Many of our current and potential competitors are larger and/or may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their brand and reputation, resources and offerings. In recent years, there have been mergers and acquisitions within our industry by our competitors, and further may continue. All of those have led and may in the future lead to pricing pressures, and result in competitors with greater resources than us and may harm our competitive position. Further, it is possible that domestic or foreign companies or governments, some with substantial experience in digital investigative and intelligence solutions, public safety sector or law enforcement software and systems industry or greater financial resources than we possess, will seek to develop and provide solutions that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies or other protective measures by its home country.

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
Finally, as we expand our offerings, we expect to face additional competition. For example, in the market for digital investigative and intelligence solutions, there are numerous brands and solutions that compete for sales, with purchasing decisions often based upon brand recognition and loyalty, product packaging, quality and innovation, licensing models, price and convenience. Hence, changes in our image, packaging and licensing models could have a negative impact on our customers’ preference for us, which could adversely affect our ability to attract or retain customers. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

If our solutions are misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality.
If our customers do not use our solutions correctly or as intended, inadequate performance or outcomes may result. Our solutions are sometimes used by customers with smaller or less sophisticated professional practitioners and IT departments, potentially resulting in such suite of solutions performing at a lower-than-anticipated level by the customer. Our customers rely on our solutions to assist them in addressing important goals and challenges, and the incorrect or improper use or configuration of our solutions may result in customer dissatisfaction, contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us.
Furthermore, although we invest in ongoing, proactive outreach by our customer experience staff and offer extensive training options to customers, if customer personnel do not opt to enroll in training, stay current on the use of our solutions, are not receptive to our outreach or are not well trained in the use of our solutions, customers may not realize the full value of our solutions, open more support tickets, turn to our technical support more often, demand the attention of our customer satisfaction teams, or may defer the deployment of our solutions and solutions, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of customer personnel responsible for procurement and/or use of our solutions, our solutions may go unused or be adopted less broadly, and our ability to secure license renewal or make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

Table of Content
If we fail to manage future growth effectively, our business could be harmed.
For the last several years, we have experienced notable business growth. For example, our revenue has grown from $271 million in 2022 to $476 million in 2025, and our headcount has increased from 1,005 employees as of December 31, 2022 to 1,285 employees as of December 31, 2025. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our solutions with a broader base of public and private sector customers. As we continue to grow, we face challenges of recruiting, integrating, developing, retaining, and motivating a growing employee base in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. As our organization continues to grow, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid a formal corporate structure. This could negatively affect our business performance or ability to hire or retain personnel in the near or long-term.
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
We offer our software solutions primarily through annual and multi-year subscription agreements. To continue to grow our business and improve our operating results, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers either by increasing their use of existing solutions or by subscribing to new software solutions from us. Our customers have no obligation to renew their subscriptions, and may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of units or users, as applicable. We have experienced growth primarily by selling additional subscriptions to our solutions to our existing customer base, but there can be no assurances that we will achieve similar growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us or have reduced the scope of their agreements with us when they renewed their agreements, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our product support, our prices and pricing plans, global economic conditions, the inflation and interest rate environment and increased costs, the prices of competing software products, reductions in our customers’ spending levels, user adoption of our solutions, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users or units, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual subscription terms were to shorten, it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and related professional service contracts decline from current levels, our revenue and revenue growth may decline, and our business will suffer.

We conduct a relatively low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared with other businesses.
We do not sell our solutions to new customers using e-commerce methods. While customers can initiate contact with us using our website, the ultimate purchase in most cases is not made through our website and is made only after an interactive discussion with the customer. For example, our sales process involves “know your customer” vetting and screening procedures prior to approving the prospect as a customer. As a result, the purchase process can be lengthier than traditional e-commerce transactions, and it is possible that the length of the process may discourage some customers from completing the transaction with us rather than with a competitor who offers more seamless online sales.

Table of Content
Issues in the use of AI (including machine learning) in our solutions may result in reputational harm, liability or impact our financial results.
We have integrated a range of AI-powered features and capabilities across our portfolio of solutions. For example, our Cellebrite Pathfinder solution, our principal investigative analytics tool, uses AI to allow customers to create unique search categories for reviewing text, video and image evidence. The evolution of AI, including the recent introduction of Generative AI by third-party providers as well as competing AI engines and agentic AI, present opportunities for further efficiencies in digital investigations. Failing to adopt such capabilities effectively within our offerings may harm our ability to effectively compete in the market. At the same time AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business, products, services and revenues. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets in AI training, development and/or operations may be insufficient, of poor quality, or embed unwanted forms of bias. Outputs of AI systems may include hallucinations, bias or other forms of discrimination. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI enhanced solutions. If the recommendations, forecasts, or analyses that AI-powered applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Although we seek to maintain human oversight and control over AI-assisted processes, and have governance oversight to prevent material decisions from being made autonomously by AI systems without human involvement, agentic AI models could take unanticipated actions, generate unauthorized code paths or initiate transactions that breach client policies, regulatory requirements or our internal controls, or produce outputs or take action that is incorrect, or reflect biases included in the training data that results in infringements on property rights of others or is otherwise harmful. Some AI scenarios present ethical issues, for example, due to unintentional biases that may stem from the predictive nature of AI algorithms and we may enable or offer solutions that draw controversy due to their perceived and actual impact on society. We could suffer reputational or competitive damage as a result of any inconsistencies in the application of the technology or ethical concerns all of which may generate negative publicity. We could also face regulatory or legal scrutiny, such as a result of potential procedural due process claims stemming from the use of the technology. We may not be successful in our AI initiatives, which could adversely affect our business, reputation, or financial results.
The regulatory framework for AI is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. For example, in Europe, the EU Artificial Intelligence Act (the “EU AI Act”) and establishes a comprehensive, risk-based governance framework for AI systems in the EU market. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general purpose AI. Penalties under the EU AI Act vary depending on the type of violation. Violations of the prohibited AI restrictions are subject to administrative fines to the higher of 7% of worldwide annual turnover or €35,000,000, and violations of most of the EU AI Act’s other provisions are the higher of 3% annual worldwide turnover or €15,000,000. Further, the supply of incorrect, incomplete, or misleading information to the competent authorities in certain contexts can result in fines of the higher of €7,500,000 or 1% of a company’s total worldwide annual turnover. Some requirements may be subject to change as the European Commission recently announced proposed adjustments to the EU AI Act in November 2025. Further, as another example of the rapidly evolving AI regulatory framework, the proposed EU Cloud and AI Development Act reflects the European Union’s additional efforts to regulate AI infrastructure, cloud capacity, and the development and deployment of AI technologies, and, if adopted, may impose additional compliance obligations on our operations in the EU market.

Table of Content
For example, In the United States, the California Privacy Protection Agency finalized regulations under the California Consumer Privacy Act regarding the use of automated decision-making. California and other states have passed additional laws and are considering laws governing the use and development of AI technologies. Such additional regulations may impact our ability to develop, use and commercialize AI technologies in the future. Additionally, existing laws and regulations may be interpreted in ways that may affect our use of AI. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.
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
As of December 31, 2025, we had cash and cash equivalents of $124.5 million, short-term deposits of $161.0 million and short-term and long-term marketable securities of $249.5 million. We expect to meet our ongoing liquidity needs for at least the current year. However, we may require substantial additional financing in order to execute our inorganic growth strategy. Such financing may not be available on commercially reasonable terms or at all. If we are unable to obtain such financing, or secure sufficient customer agreements, on commercially reasonable terms, or at all, we will not be able to execute our growth strategy.

Table of Content
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
Our supply chain for sourcing various components used in the assembly of our hardware product components is dynamic and complex. We depend on certain suppliers for the delivery of such components and have strived to limit our dependence on any one particular supplier. In particular, we use specialized adapters, which connect our software to the mobile devices and computers being examined and offers additional layers of security. If we become unable to obtain the components necessary for our hardware products, we may struggle to fulfill contracts and acquire new customers. We generally keep substantial inventory on hand for long lead-time components to mitigate this risk, which we believe would give us enough time to resolve shortage due to an issue with a particular supplier, but it might not be enough time to resolve a shortage that stems from general market scarcity. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition. International or domestic geopolitical or other events, including the ongoing conflict between Israel and Hamas and tensions in the Middle East as well as the current, or any potential, escalation between Israel and Iran and its proxies, and/or the imposition of new or increased tariffs and/or quotas by the U.S. federal government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Additionally, if we experience an unpredicted increase in customer demand, we might not be able to acquire enough materials to meet that demand in a timely manner and/or incur higher costs than expected due to increased demand.

Table of Content
Fluctuations in foreign currency exchange rates could materially affect our financial results.
Our financial statements are presented in U.S. dollars. Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the U.S. dollar could cause our profits to decrease (as was the case in 2022 and in 2025) depending on the magnitude of the changes in foreign currencies, or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure. More specifically, for current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end customer costs may result in lost or delayed orders and reduce the competitiveness of our solutions in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.
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
Approximately 32% of our expenses, primarily payroll and rent, are paid in Israeli new shekels (NIS). The U.S. dollar compared with the NIS experienced meaningful volatility over the last several years, which, if it continues to present the same behavior, could have an adverse impact on our expenses and profitability. Although we take steps to hedge our foreign currency exposures related to our NIS expenses, such measures may not adequately protect us from material adverse effects arising from the impact of local conflicts, including the ongoing Israel-Hamas conflict and tensions in the Middle East, global inflation or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

The sales cycle for some of our solutions can be lengthy.
Most of our sales transactions for digital forensics software involve a relatively short sales cycle; however, larger transactions, especially those involving a large-scale upgrade to our Inseyets solution or those involving broader adoption of multiple flagship offerings within our digital investigation platform may result in a longer sales cycle and may require, for example, discussions about budget and funding and about which potential solution is most suitable to the customer. The larger the sale, the longer these consultations tend to last. If our sales efforts to a potential customer do not result in sufficient revenue to justify our time and investments, our business, financial condition and results of operations could be adversely affected. We continue to expand our sales of multiple offerings to customers, and the impact of these longer sales cycles could become more significant over time. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process may be prolonged, revenue delayed, with little or no control over any delays encountered by us.

Table of Content
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
As our business has grown and as interest in Cellebrite and digital investigative and intelligence technology overall has increased, we have attracted, and may continue to attract, coverage from news and other outlets. Such coverage may be influenced by or lead to negative political and public sentiment. For example, perceived data security, ethical and other concerns have resulted in adverse press coverage of our digital forensics software. Moreover, adverse press coverage and other negative publicity may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency, when possible, into our business, operations, and product capabilities, we may be unable to or limited in our ability to effectively respond to such harmful coverage, which could have a negative impact on our business. Responding to such coverage, claims, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can also divert the time and effort of senior management from the management of our businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on our reputation, the morale and performance of our employees and our relationships with regulators. It may also have an adverse impact on our ability to take timely advantage of various business and market opportunities.
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

We have entered into agreements with the U.S. government with respect to entities that we have acquired and would face adverse consequences if we do not comply with these agreements.
In July 2024, we acquired Cyber Technology Services(“CyTech”), a professional services provider with extensive expertise in cybersecurity, digital forensics and incident response services. CyTech’s operations require it to issue facility security clearances under the National Industrial Security Program (“NISP”). The NISP requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). Because we are organized in Israel, we entered into an agreement with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to this portion of our business. Failure to adhere to these FOCI mitigation requirements could result in the discontinuation of CyTech’s facility security clearance, adversely impacting its ability to perform on classified contracts, and would further mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearance. Further, if we fail to adhere to the FOCI mitigations or violate our FOCI mitigation agreement, we may be suspended or barred from participating in government contracts, whether classified or unclassified.

Table of Content
In December 2025, we acquired Corellium, a leader in virtualization software for devices that rely on power-efficient Arm processors. The Committee on Foreign Investment in the United States (CFIUS) has permitted the acquisition to close on the basis of a national security agreement negotiated with relevant government agencies and executed by Cellebrite and Corellium pending formal clearance by CFIUS and execution of that agreement by such agencies. Accordingly, the interim national security agreement, among other things, requires us to maintain Corellium as a separate entity, forgo access to certain Corellium technology or limit access to designated personnel, maintain supply of certain products to the U.S. government, and operate aspects of its business which interface with the U.S. government in a manner that complies with other restrictions and requirements. If we violate the interim national security agreement, we could become subject to civil penalties in addition to claims by the U.S. government, including injunctive relief.
Furthermore, there can be no assurance that such formal clearance will be granted to us. If we are unable to obtain formal clearance from CFIUS, we may be required to divest some or all of our interests in Corellium, unwind the acquisition, or take other actions that could materially and adversely affect our ownership or operation of Corellium. In addition, we could face challenges in effecting other acquisitions that are subject to review by CFIUS.
The impacts set forth above could have a negative effect on our long-term plans, business operations, financial condition, and results of operations.

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
We generated more than 90% of our revenue in 2023, 2024 and 2025 from contracts with Public Sector Customers and our results of operations would be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles. Further, these Public Sector Customers face increased pressure to reduce spending and may terminate most of these contracts at any time, without cause. See “— Risks Related to Our Business and Industry —.” We are dependent on acceptance of our solutions by our Public Sector Customers, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Budgetary constraints for political or economic reasons, particularly in light of the Russia-Ukraine conflict, the Israel-Hamas conflict and tensions in the Middle East due to the widening regional conflict may also cause our governmental customers to divert budget and may result in them forgoing use of our solutions. We face these risks in every country in which we operate.

Table of Content
Revenue from the U.S. federal government customers accounted for approximately 16% of our total revenue in 2025. Those contracts are conditioned upon the continuing availability of U.S. Congressional appropriations. The U.S. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as the U.S Congress makes further appropriations over time. If we incur costs in excess of funds obligated on a contract or in advance of a contract award, we may be at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is awarded and funded. Additionally, when the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. federal government to continue to operate consistent with funding levels from the prior year’s appropriated amounts, but do not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our business, financial condition, and results of operations. If appropriations or continuing resolutions for the U.S. federal government departments and agencies with which we work or have prospective business are not made by September 30 (the last day of the federal fiscal year) of any given year, the lapse in appropriations may also have negative impacts on our ability to continue work and to recognize revenue from those customers, for so long as the lapse continues. In particular, when the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our solutions may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, could also result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business.
The U.S. federal government may also shift spending away from one or more of the federal agencies from which we derive revenue for budgetary or political reasons. Currently, considerable uncertainty exists regarding how future budget and program decisions will develop, including the spending priorities of the Trump Administration and Congress, and the magnitude and timing of potential funding to support future spending on our products specifically and within our industry generally. These changes may also impact the level of funding for certain federal agencies or the level of funding to state and local law enforcement agencies. Pressures on and uncertainty surrounding the U.S. federal government’s budget, and potential changes in budgetary priorities and spending levels, could adversely affect the funding for and delay or eliminate the ability for additional purchases of our solutions, including at the state level which depends on the federal government in part for its funding. These factors could adversely affect our future revenue and limit our growth prospects.

Table of Content
Evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business.
A significant majority of our customers are public sector customers. The procurement processes for government agencies can be more challenging than contracting in the private sector, and they can impose additional costs and complicate sales efforts. Further, changes in the political landscape or required procurement procedures that affect our current and prospective customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods; or customers may need to secure funding, which could result in purchasing delays or cancellations; or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our solutions. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base. In addition, the majority of our government contracts include the right for government agencies to delay, curtail, renegotiate or terminate contracts and subcontracts at their convenience any time prior to their completion. Any decision by a government customer to exercise any of these rights in our contracts may result in a decline in our profits and revenue.
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

Table of Content
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
Our success and ongoing ability to compete depends in part on maintaining, protecting, enforcing and defending our intellectual property and other proprietary rights. Our suite of digital investigative solutions is based on proprietary software and related intellectual property rights. We rely upon a combination of copyright, trademark, patent and trade secret laws, as well as certain contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights, including those relating to our technology and solutions. In addition, we license technology from third parties that is integrated into some of our solutions, including third-party software that facilitates access to certain devices. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. The laws of other countries in which our solutions are available may not be as effective or protective of intellectual property and other proprietary rights as those in Israel or the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Additionally, the intellectual property ownership and license rights of new technologies such as those generated using AI have not been fully addressed by U.S. courts interpreting current and new laws or regulations, and the use or adoption of such technologies in our products and services may expose us to potential intellectual property claims; breach of a data license, software license, or website terms of service allegations; claimed violations of privacy rights; and other tort claims. If such laws or regulations require increased transparency, it may impair protection of our trade secrets or other intellectual property. In addition, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. The violation of our licensing agreements by transferring or allowing the use of our intellectual property, proprietary information or technology without a license may pose additional risks.
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

Table of Content
In September 2024, we announced the patent for our Remote Mobile Collection solution. We seek patent protection and may in the future determine that we require additional patents in order to protect our software and processes, and we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.
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

Table of Content
In addition, security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Other companies have also experienced cybersecurity incidents that implicate confidential and proprietary company data and/or the personal information of end users of AI applications integrated into their software offerings or used in their operations. Although we take steps designed to secure our data and information technology infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current information technology systems or any updates or upgrades thereto, including the integration of AI capabilities into our product offerings the current or future information technology systems, cloud service providers, software and hardware vendors, supply chain information technology systems that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar cybersecurity risks. Further, a greater number of our employees are working remotely and accessing our IT systems and networks remotely since the COVID-19 pandemic, which has further increased our vulnerability to cybercrime and cyberattacks and increased the stress on our technology infrastructure and systems. We carry data protection liability insurance against cyber-attacks (including media, intellectual property & product liability, cyber liability, and commercial general liability policies), with limits we deem adequate for the reimbursement for damage to our computers, equipment and networks and the resulting disruption of our operations. However, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.
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
Because of the nature of certain of our digital investigative and intelligence solutions, including those used to access, collect, review, store, share and support digital evidence, the general public could perceive that the use of our solutions may result in violations of individual privacy rights. In addition, certain courts or regulatory authorities could determine that the use of our software solutions violates privacy laws. Any such determination or perception by potential customers, the general public, government entities or judicial authorities could harm our reputation, may result in reduced usage or adoption rates of our digital investigation platform by our customers and adversely affect our reputation, revenue, financial condition and results of operations. While we dedicate resources to ensure our compliance with applicable privacy laws, we are responsible and liable for PII and other personal data which our customers entrust in our digital investigation platform and we process as part of the services we provide. We require our customers to comply with applicable privacy laws when using our products, however we may still be held responsible and even liable for the manner in which our customer uses such data, including if the customer uses the data in a way that is a violation of privacy related laws or our license agreement.

Table of Content
Some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations.
We strive to sell our solutions to customers who will use them in a lawful and ethical manner. See “— We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.” For example, all customers are required to confirm, before activation, that they will only use our product for lawful uses. However, we cannot easily, quickly or continually verify whether this undertaking is accurate. Furthermore, some of our Public Sector Customers may use our solutions in a manner that is incompatible with, or perceived to be incompatible with, generally acceptable human rights standards, without our knowledge or permission.
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
We have adopted policies and procedures intended to prevent sales to customers in countries that do not meet the standards we have set in our policies. As a result, we no longer sell our products to customers in China, Hong Kong, Russia, Belarus and certain other countries. Nevertheless, adverse media coverage and petitions relating to Bangladesh, Hong Kong, Russia, Serbia and Uganda have in the past negatively impacted, and may in the future negatively impact, our reputation and may also directly or indirectly cause mobile and other digital device OEMs and other software manufacturers to change their products in ways that erode or eliminate the effectiveness of our solutions.
Our license agreements prohibit customers from using our solutions in a manner that violates applicable laws (including laws with respect to human rights and the rights of individuals) or in support of any illegal activity or to violate the rights of any third party, and generally and where lawful require our customers to indemnify us for losses that we suffer due to their actions. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of the software, among other things, if it is used in violation of the license. A determination regarding whether a breach of our license will result in termination or other corrective action involves judgment and depends on the facts and circumstances of each case. Nevertheless, we cannot provide any assurance that customers or others will not manage to circumvent our restrictions or that we will not be subject to claims from third parties alleging that their rights were violated as a result of our customers’ use of our products. In the future, other allegations of misuse by our customers may damage our reputation, even if we took no part in the misuse, conduct an investigation to determine the merits of any such allegations or take immediate action to sever ties with such customers.

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
Most of our customers require the hosting of their proprietary data within their own organization, and therefore most of our products, whether deployed on-premise or otherwise, are operated by our customers without our involvement other than with respect to troubleshooting and support from time to time. Also with respect to our SaaS-based products, while we may be involved in the operation and maintenance of the SaaS platform, we do not have visibility into our customers’ usage of our products. As a result, we rely on a range of public information sources, and largely depend on media and other reports, to learn if there is a claim made that our products are being used inconsistent with our organizational mission and values. Third party reports may be incomplete, unreliable or unavailable. In addition, a determination as to whether our products are being misused may involve subjective determinations or be the subject of differing opinions. We have in place certain safeguards that are intended to identify or prevent misuse of our products.
For example, we have an Ethics and Integrity Committee, which serves as an advisory body to the board. The committee is composed of seven industry experts, which include ethics experts, legal experts, former members of the police force, former members of ministries of defense, technology experts, academic experts and community leaders. The role of the Ethics and Integrity Committee is to advise the board on matters pertaining to evolving international law, ethical considerations related to responsible business practices and requirements under law and regulations applied to the sale and use of our technologies.
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
We do not generally have access to or store customer data nor have access to the data processed by customers using our solutions. Nevertheless, our personnel occasionally have brief and limited access to data, including personally identifiable information (“PII”), when they receive calls for technical support or when they maintain or operate the relevant solution. One instance where we may have brief access to data is when a customer calls for technical support, they sometimes grant our service operators remote access to their device, which may result in the brief sharing of data with the service operator. In rare cases the customer may share the data with the technical support for further bug fixing research and analysis. We have internal processes for deleting such data shortly after the completion of the customer support and ensuring bug fix is sustainable and consistent, but the data is still shared for these limited periods and could potentially be, or be perceived as, more vulnerable as a result. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS solution. In addition, we may have access to customer data, including PII, in connection with the provision of our Advanced Services in which we serve as an outsourced forensics lab for the extraction of data from devices that are sent to us by our customers. We have implemented several internal processes and measures for deleting data shortly after completion of related services (in the case of Advanced Services), and that are designed to ensure managed, limited, brief and secure access to customers data, done strictly on a need-to-service basis. We use internationally recognized information security measures and complies with industry standards. Our Advanced Services are delivered from a strictly dedicated platform that combines authentication, authorization, networking, and observability into a single point, as well as internal processes intended to control access, usage, storage and retention of data. However, any actual or perceived unauthorized access, use, disclosure or modification to this data, could result in our solutions and services being viewed as less secure, which could lead to liability and a significant adverse effect on our reputation and financial and operating results.

Risks Related to Legal Compliance and Regulatory Matters
We are subject to Israeli export laws and our failure to obtain or comply with such laws or related licenses issued under these laws could negatively impact our business.
The export of some of our products and our solutions is subject to Israeli export control laws and regulations which are administered primarily by the Israeli Defense Export Controls Agency (“DECA”) within the Minister of Defense. We currently operate under an export license issued pursuant to the Israeli encryption control regime. Under this this regime our existing licenses prohibit us from exporting some of our products to customers in certain countries and requires us to obtain the consent of DECA to export some of our products to customers in certain other countries. Our failure to comply could subject us to financial penalties and restrictions on how we market and sell our products, each of which could materially adversely impact our revenue and profits, and harm our reputation.
On November 18, 2025, the Israeli Minister of Defense signed an order repealing the current encryption control regime and adopting a new regime. The new regime becomes effective on March 18, 2026. We believe that under this order our current license should remain valid until September 2027. The new regime strictly applied could have the effect of subjecting some of our exports to a licensing requirement from DECA and to a lesser extent from the Ministry of Economy. We are currently in discussions with representatives of DECA and the Ministry of Economy regarding the possibility of continuing our export activities consistent with our practices under our current license, however there is no certainty with respect to the results of such discussions. If we are unable to achieve this outcome, we

Table of Content
would likely need to adapt our licensing, marketing and export practices to accommodate this regulatory change, which would increase our expenses and may cause delays in sales and the loss of customers. This could materially adversely impact our revenue and profits, and harm our reputation.
For more information, see Part 1, Item 4.B. Business Overview – Regulations – Export Controls.
We are subject to export laws, regulations and governmental trade controls, and any noncompliance with these laws could negatively impact our operating results.
Various countries regulate the export and import of certain encryption solutions and technology including cryptography or cryptanalytic capabilities, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to use our solutions in those countries. Any new export restrictions, new import restrictions, new legislation, changes in economic sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by existing customers, declining adoption of our products by new customers, limitation of our expansion into new markets, and decreased revenue and potential revenue growth.
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
These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Although we take precautions to prevent our solutions from being provided in violation of such laws, the software could be provided inadvertently in violation of such laws, despite the precautions we take. Non-compliance with applicable regulations or requirements could, depending on the severity of the violation, subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any of the foregoing actions are imposed on us, or if we do not prevail in any possible civil or criminal litigation, in each case, for sufficiently serious violations, our business, operating results, and financial condition could be materially adversely affected.

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
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, we may occasionally have brief and limited access to customer

Table of Content
data as a result of our technical support function or as a result of operating our SaaS-based solutions or serving as an outsourced lab for the extraction of data from devices that are sent to us by our customers.
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations related to privacy and data protection, data security, data storage and retention, data transfer and deletion, and technology protection. These laws include the following:
•The European General Data Protection Regulation (“GDPR”) and the equivalent UK legislation.
•U.S. state and federal laws, including the California Consumer Privacy Act (CCPA) and follow-on legislation in the California Privacy Rights Act (CPRA).
•The Israeli Privacy Protection Law, 1981, along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017
•The Australian Privacy Act of 1988 and Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws such as Quebec’s Law 25, as well as Canada’s Anti-Spam Legislation, or CASL.
International data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. Some of these laws and regulations include a private right of action or be enforced by government entities, are constantly evolving and can be subject to significant change, and they are likely to continue to develop and evolve for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and differently with our current policies and practices.
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
These existing and proposed laws and regulations can be costly to comply with and can make our suite of solutions less effective or valuable, delay or impede the development of new solutions, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our suite of solutions to comply with applicable laws, regulations, directives, policies, industry standards, or legal obligations relating to privacy, data protection, or information security, or any security incident that results in loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data or information may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other

Table of Content
contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business, reputation and results of operations.
For more information, see Part 1, Item 4.B. Business Overview – Regulations – Data Privacy.
We may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations.
From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. We may also become subject to claims, lawsuits, proceedings and inquiries which could involve labor and employment disputes, discrimination and harassment allegations, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, or defamation, data privacy rights, antitrust concerns, common law fraud, government regulation, compliance, alleged federal and state securities and “blue sky” law violations or other investor related questions. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our shareholders, could involve breach of fiduciary duty, breach of duty of loyalty, failure of oversight, corporate waste claims, and other matters. For example, a former consultant has brought a number of claims against us and a number of our former director and officers. These claims could lead to reputational harm and diversion of resources and management’s attention from our primary business operations. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief. Over the last several years, lawsuits have been filed against cyber-related companies by large multinationals that claim that their terms of use or intellectual property have been violated and breached by the activities of the cyber companies. While we are not a cyber company, such a risk could potentially also apply to us and our solutions.
The number and significance of our legal disputes and inquiries may increase as we continue to grow larger, as our business has expanded in customer count and as our suite of solutions becomes more complex. Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing the terms of our contracts through litigation. Litigation or other proceedings can be expensive and time consuming and can divert our resources and management’s attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our suite of solutions or business practices, and accordingly, our business, financial condition, or results of operations could be materially and adversely affected. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.
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

Table of Content
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
We are and will be subject to anti-corruption, anti-bribery, anti-money laundering and financial and economic sanctions laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010, and other domestic or foreign anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents and intermediaries, from corruptly offering, promising, authorizing or providing

Table of Content
anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could materially adversely affect our business, results of operations, financial condition and reputation.
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

Risks Relating to Cellebrite’s Incorporation and Location in Israel
Conditions in Israel, including Israel’s conflicts with Hamas and other terrorist organizations in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.
We are incorporated under Israeli law, and many of our employees, including many of our management members, operate from our principal office and other facilities located in Israel. Furthermore, many of our employees, officers and directors are residents of Israel. We also operate a small assembly facility in Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel and the surrounding region.
Since its establishment in 1948, the State of Israel has been subject to ongoing security concerns and challenges, as well as armed conflicts with its neighbors. Most recently, on October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip. Following the October 7th attacks, Israel declared war against Hamas and since then, Israel has been engaged in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies. In 2026, tensions between Israel and Iran escalated into another direct military conflict. Israel, United States, and Iran commenced a series of attacks and counterattacks. While there is hope talks among the parties will resume along with a ceasefire, it is not clear when an agreement will be reached and if an agreement will be upheld. The situation remains volatile, with the potential for escalation into a broader regional conflict, and future developments are unpredictable in the region. Actual or perceived political or security instability in Israel, or changes in the political environment, could adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.
Hostilities and regional tensions may cause damage to private and public facilities, infrastructure, utilities and telecommunications networks, and may disrupt our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.
In connection with armed conflicts and security events, Israeli military reservists may be called up for service, including for extended periods. Some of our employees have been and may in the future be called into active military duty, and their absence may materially and adversely affect our ability to conduct our operations

Table of Content
In addition, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.
Political conditions within Israel may affect our operations. The Israeli government has pursued, and may continue to pursue, changes to Israel's judicial system, which has contributed to uncertainty and could lead to political instability or civil unrest. Any such developments could adversely affect the business environment in Israel and our business and operations.

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
We are incorporated under Israeli law. The rights and responsibilities of holders of Ordinary Shares are governed by our amended and restated articles of association (the “Articles”) and the Israeli Companies Law (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on one of the following: (i) amendments to a company’s articles of association, (ii) increases in a company’s authorized share capital, (iii) mergers and (iv) certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power according to the Articles to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company according to the Articles, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions in the Articles may have the effect of discouraging lawsuits against us and our directors and officers.
Under the Articles, the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of Cellebrite, (ii) any action asserting a claim of breach of fiduciary duty or a claim of breach of the duty of loyalty owed by any of Cellebrite’s directors, officers or other employees or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Additionally, unless we consent in writing to the selection of an alternative forum, the U.S. federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) against us or any of our directors, officers, other employees or agents. Section 22 of the Securities Act, however, creates concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While Delaware and certain U.S. courts have determined that such exclusive forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, notwithstanding the foregoing, the Articles provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

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
In addition, 1,500,000 Ordinary Shares held by TWC are “Restricted Sponsor Shares” and are eligible to vest if at any time during the Price Adjustment Period (a period of seven years from the Closing, ending on August 29, 2028, as defined in the Merger Agreement (as defined below)) the price of our Ordinary Shares is greater than $30.00 over any 20 trading days within any 30 trading day period (a “Restricted Sponsor Share Triggering Event”). This follows the previous vesting of 6,000,000 Ordinary Shares following the achievement of prior price targets.
We have also historically used, and continue to use, our Ordinary Shares as a means of both rewarding our employees, non-employee directors, and consultants and aligning their interests with those of our shareholders. As of December 31, 2025, 12,624,891 Ordinary Shares were subject to outstanding awards (consisting of outstanding options to purchase 4,605,544 Ordinary Shares and 8,019,347 Ordinary Shares underlying unvested restricted share units (“RSUs”)) granted to our and our affiliates’ respective employees, non-employee directors, consultants and former employees under our equity incentive plans. Additionally, 17,898,577 Ordinary Shares were available for future grant under the 2021 Plan and 2,448,431 Ordinary Shares were available for grant under our equity incentive plans or for future purchase under our ESPP, subject to increase under the evergreens terms of certain of those plans. All of the underlying Ordinary Shares are registered on Form S-8 for immediate sale or resale. Thus, Ordinary Shares granted or issued under our equity incentive plans will, subject to vesting provisions, lock-up restrictions, and applicable Rule 144 volume limitations, be available for sale in the open market immediately upon registration.
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

Table of Content
We cannot predict the size of future issuances by us or resales by others of Ordinary Shares or the effect, if any, that such future issuances and sales of Ordinary Shares will have on the market price of the Ordinary Shares. Sales of substantial amounts of Ordinary Shares (including those shares issued in connection with the Merger (as defined below)), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Ordinary Shares.

As a “foreign private issuer” under applicable securities laws and regulations, Cellebrite is permitted to, and may, file less or different information with the U.S. Securities and Exchange Commission (the “SEC”) than a company incorporated in the United States, and will follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.
We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act, and are not subject to the rules prescribing the furnishing and content of proxy statements. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders although our investor relations practices are focused on complying with Regulation FD. Recently enacted U.S. legislation will require our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting requirements under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Accordingly, if you own our securities, you may receive less or different information about us than that you would receive about a U.S. issuer.
In addition, as a “foreign private issuer” whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A “foreign private issuer” must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. We currently intend to follow the corporate governance requirements of Nasdaq. However, we cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow its home country practice. Unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require us to (i) have a majority of its board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present. Such Israeli home country practices may afford less protection to holders of our securities.
We currently rely on this “foreign private issuer exemption” only with respect to the quorum requirement for shareholder meetings and the requirement regarding distribution of annual and interim reports. For more information, see “Part II, Item 16G. Corporate Governance.” We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. In addition, with respect to SEC rules, we expect to issue interim quarterly financial information publicly and to furnish them to the SEC under cover of Form 6-K. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules.

Table of Content
We could lose its status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose its status as a “foreign private issuer” in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Our largest shareholder, SUNCORPORATION, is a Japanese public company and currently a holder of more than 42% of Cellebrite’s outstanding shares.
As of February 23, 2026, SUNCORPORATION (TSE JASDAQ: 6736), a Japanese public company, beneficially owns 42.5% of our Ordinary Shares. Therefore, SUNCORPORATION has significant influence on the outcome of all decisions at our shareholders’ meetings including:
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
Our shareholders have sold and may continue to sell their shares in the public market. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares. For more information, see “Risks Relating to an Investment in our Securities— Future issuances of Ordinary Shares by us or resales of our Ordinary Shares may cause the market price of the Ordinary Shares to drop significantly, even if our business is doing well.”
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

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.
There can be no assurance that our effective tax rate for the year ended December 31, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.
In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective

Table of Content
tax rate. On December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax.
In line with the above-mentioned global developments in international taxation, the state of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax – QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule. Based on the Company’s current forecasts, the Company does not expect its consolidated annual revenues to reach the EUR 750 million threshold in 2026; however, no assurance can be given that future changes in the Company’s business or growth trajectory will not result in the applicability of such legislation in any period.
It is noted that the Israeli Ministry of Finance has published an additional draft as part of the 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment.

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
We intend to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, we partner with various resellers who coordinate the provision of our solutions to the end customers. Also, for example, there is risk for termination of strategic or technology partnerships that complement or compose part of our offering; such terminations may impact our ability to successfully compete in the market. We believe these arrangements can offer strategic advantages, but they increase our dependence on third parties to achieve our objectives.
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
As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we have been, in some cases, unable to renew or replace them on comparable terms, or at all. Each of our agreements with resellers have terms of just one year, and so these agreements are frequently up for renewal or termination. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation solutions, engineering solutions, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our solutions provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth, margins and results of operations of arrangements in question. Further, some of our partners offer competing solutions or work with our competitors and some strategic partners have in the past and others may in the future be acquired by our competitors, resulting in the termination of the partnership. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative solutions in addition to or in lieu of our solutions, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our suite of solutions or increased revenue.
Further, winding down joint ventures, partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

Table of Content

We have in the past and may in the future acquire or invest in companies and technologies, which may divert our management’s attention, and result in additional dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.
As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, products, services and other assets in the future. In December 2025, we acquired Corellium, Inc., a leader in virtualization software for devices that rely on power-efficient Arm processors. The addition of Corellium further broadens Cellebrite’s offerings for both public and private sector customers. Past acquisitions, including the acquisition of Corellium, or any future acquisition, investment or business relationship in some cases have and may in the future result in unforeseen risks, operating difficulties and expenditures, including but not limited to the following:
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
We intend to continue to make efforts to increase our international operations and anticipate that international sales will continue to account for a significant portion of our revenue. These international operations are subject to certain risks and costs, including the difficulty and expense of administering business and compliance abroad, differences in business practices, compliance with domestic and foreign laws (including without limitation domestic and international import and export laws and regulations and the FCPA, including potential violations by acts of agents or other intermediaries), costs related to localizing solutions for foreign markets, costs related to translating and distributing software solutions in a timely manner, costs related to increased financial accounting and reporting burdens and complexities, longer sales and collection cycles for accounts receivables, failure of laws or courts to protect our intellectual property rights adequately, local competition, and economic or political instability and uncertainties, including inflation, recession, interest rate fluctuations and actual or anticipated military or geopolitical conflicts. In addition, regulatory limitations regarding the repatriation of earnings may adversely affect the transfer of cash earned from foreign operations.
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
In some cases, we offer our solutions at a higher price point than many of our competitors, and this may change in the future. We have changed our pricing, licensing, and subscription models in the past and expect that we will further change them from time to time in the future, including as a result of competition, global economic conditions, general reductions in our customers’ spending levels, pricing studies, AI, new delivery models or changes in how our solutions are broadly offered or consumed. Similarly, as we introduce new solutions, or as a result of the evolution of our existing solutions, we may have difficulty determining the appropriate price structure for our solutions. In addition, as new and existing competitors introduce new solutions that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with Public Sector Customers. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We may also need to improve our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley required to be included in our annual reports filed with the SEC. We may need to hire and successfully integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Table of Content
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, we may identify in the future deficiencies in our controls. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our securities. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
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
On April 8, 2021, we entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. a publicly listed special purpose acquisition company in the USA (“TWC”, or the “Sponsor”) and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (“Merger Sub”). On August 30, 2021, the Merger was consummated and Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of Cellebrite (the “Closing”). The security holders of TWC became security holders of Cellebrite and Cellebrite became a publicly traded company with its securities listed on Nasdaq (the transactions consummated are referred to herein as the “Merger).

Table of Content

On August 15, 2024, we announced a redemption of our Warrants to purchase Ordinary Shares, following which 19,878,580 Public Warrants were exercised on a cashless basis, 4,645 Public Warrants were exercised for cash and all of the 9,666,667 outstanding Private Warrants were exercised on a cashless basis, resulting in the issuance of an aggregate of 10,109,085 Ordinary Shares. The 116,224 remaining outstanding Public Warrants were redeemed on September 16, 2024 (the “Warrant Redemption”).
Our capital expenditures amounted to $13.2 million, $8.6 million and $5.2 million during the fiscal years ended December 31, 2025, 2024 and 2023. For information on our current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Overview
Overview & Mission
Our mission is to provide AI-powered digital investigative and intelligence software solutions that help protect nations, communities and businesses. Cellebrite technology allows customers to accelerate more than 1.5 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency, and enable advanced mobile research and application security. By using Cellebrite’s solutions, public and private sector customers around the world are transforming their investigative workflows, making forensically sound digital data more accessible and actionable, and elevating the efficiency and effectiveness of mobile research and application security.
For nearly 20 years, Cellebrite has leveraged its extensive expertise in mobile phones, including its deep understanding in hardware, firmware and operating systems, and in other digital sources to develop and market an increasingly integrated platform of software solutions used to access, collect, review, extract, decode, decrypt, analyze, share and manage digital evidence across the investigative lifecycle. As digital evidence has become integral to nearly every criminal investigation, our solutions are relied upon by our customers to advance the investigative lifecycle. With most major crimes now having a digital component, we continue to see healthy demand for our solutions, which are used to advance a wide range of investigations spanning child exploitation, homicide, anti-terror, border control, sexual crimes, organized crime, human trafficking, financial crimes including those involving cryptocurrency, corporate security, and intellectual property theft.
Our solutions are designed to help law enforcement agencies protect their communities more effectively and efficiently by advancing investigations in order to successfully prosecute criminals, and exonerate the innocent. Defense and intelligence agencies use our solutions to enhance border security, advance counter terrorism and intelligence operations, conduct sensitive site exploitation, increase military readiness, and support cyber operations. Our software also enables enterprises and service

Table of Content
providers to collect and review data in support of corporate investigations, eDiscovery and incidence response events, as well as to more efficiently and effectively design and validate next-generation mobile applications.

Industry Background
Public safety is among the top priorities for national, regional and local governments around the world. Unfortunately, a pronounced public safety gap has occurred over the past decade due to a combination of factors including high crime rates, increasingly sophisticated criminals, the proliferation of digital sources, strained law enforcement manpower and limited financial resources, and heightened public scrutiny on police operations. We believe that the gap in public safety requires an ongoing investment in advanced technology that addresses increasing data volumes and complexity, and digitally transforms previously manual, time-consuming and inefficient elements of our customers’ workflows while elevating public confidence in how law enforcement and other public safety agencies conduct their investigations.
According to multiple studies and reports, including those from Europol and International Business Machines Corporation, more than 90% of all reported crime has a digital element. Given this dynamic, digital data is changing the way criminal cases are investigated, prosecuted and defended. By using the right tools and solutions to collect, review, analyze and manage data from a wide range of digital sources, law enforcement and other agencies can better identify relevant and impactful information contained within vast volumes of complex data at scale. As a result, they are better positioned to accelerate investigations and close more cases faster while reducing device backlog and increasing efficiencies.
Technology is also transforming other key elements within the digital investigative lifecycle. The use of AI-driven and other powerful tools, systems and solutions enables law enforcement agencies to reduce or eliminate previously manual, time-consuming tasks. By using powerful analytic engines that are enhanced by AI, machine learning models and other sophisticated technological capabilities, investigators are better equipped to generate insights into vast volumes of disparate, unstructured and structured data, which supports their efforts to expedite cases and accelerate justice. Scalable, secure management platforms can assist law enforcement agencies to ensure compliance with agency protocols and various regulatory requirements, thereby strengthening the chain of custody while making it easier and faster to share evidence-related information among authorized parties in a verifiable, defensible, secure and scalable manner. As a result of these benefits, we believe that demand for our solutions will remain strong for the foreseeable future while also informing the ongoing enhancement and expansion of our solutions.
In addition, to efficiently and effectively investigate and prosecute criminal actors and eliminate threats to national security, law enforcement and defense and intelligence agencies need powerful technology to help them gain insight into the security and architectural complexity of smartphones, laptops, tablets, wearable devices and a range of other connected devices and systems.
In the private sector, access to and insights into digital data is critical to advancing eDiscovery, corporate investigations and incidence response. Intellectual property (IP) protection and data theft by existing or departing employee remains a top use case given the potential damage that IP theft can cause. For businesses in highly regulated industries such as financial services, insurance, banking, healthcare, pharmaceuticals, transportation and energy, access to data and sound records management are fundamental to eDiscovery and compliance. Other important private sector use cases for digital forensics software involve investigating claims of harassment, contractual disputes, discrimination and other workplace issues, lawsuits from regulators, customers or partners due to data breaches as well as retrieving inaccessible, lost, corrupted or damaged data. Given the high cost associated with security breaches, enterprises are increasingly recognizing the value of investing in incidence response solutions that can quickly gather data to assess the impact of the attack, accelerate response time and analyze information from multiple sources to develop plans to strengthen their cyber defenses against future attacks. Furthermore, enterprises face significant challenges in developing and testing mobile

Table of Content
applications, particularly as it relates to ensuring security across the widest range of phones and operating systems

Cellebrite’s Digital Investigation Platform: Key Products & Services
Digital Forensics Software
•Cellebrite’s Inseyets suite of digital forensics software is used by examiners and other law enforcement professionals within the Digital Forensic Units of law enforcement agencies and by trained professionals across a wide range of federal or national agencies, to collect and review digital evidence from the broadest range of digital sources when conducting legally sanctioned investigations. More specifically, as a result of a search warrant or owner consent, our digital forensics solutions are designed to help our users lawfully access and extract digital data, including encrypted, deleted or hidden data, from the widest range of mobile phones, including smartphones, feature phones and basic phones, computers and cloud-based applications. We also provide a decoding solution that converts the raw binary data extracted from mobile phones, tablets, computers, cloud-based applications, automobiles, open source information, GPS devices, memory sticks, drones, and call detail records (“CDRs”) as well as from other digital sources like the web into human readable format that can be used by relevant stakeholders. Our digital forensics software is designed to help law enforcement agencies of all sizes complete device examinations faster, thereby supporting their efforts to expedite investigations and reduce device backlog. Cellebrite’s AI-powered capabilities enable examiners to quickly identify and validate potentially valuable digital evidence. Customers can also subscribe to our specialized unlock module that provides lawful access to locked devices, enabling the extraction of critical information from a broad range of the newest and most advanced smartphones. Through technical alliances with specialist technology vendors, we also make it possible to analyze blockchain transactions together with related data from an extensive list of sources to help investigators identify and categorize wallets and transactions. In the private sector, Cellebrite’s enterprise and service provider customers use our products to enable legal, compliance and cybersecurity corporate staff to collect digital data from mobile phones, computers and business cloud-based applications. Cellebrite’s digital forensic software offerings for the private sector are consent-based, capturing the necessary data to advance eDiscovery and corporate investigations, which in turn, enables the customer to build a comprehensive digital picture, recover critical information, better understand cybersecurity intrusions — all while protecting employees’ privacy. Certain Cellebrite offerings are available as SaaS or on premise solution to address the customer’s particular needs.

Digital Investigations and Analytics
•Guardian Forensics: Cellebrite’s evidence management solution, Guardian Forensics, enables customers to manage their digital forensics workflows, and to store, share and review digital evidence. This offering helps customers fortify the chain of custody processes for digital evidence through the creation of a verifiable, defensible audit trail, adhere to agency processes, automate key workflows, accelerate time to evidence and reduce time-consuming and error-prone processes when reviewing digital evidence reports.

Table of Content
•Guardian Collaborate: Cellebrite’s digital evidence sharing tool, Guardian Collaborate, provides enterprises with the capability to securely share and review mobile data instantly, without the need for complex forensic tools or IT-heavy deployments. Designed for HR, Legal, Compliance, and Internal Investigations teams, this solution streamlines workflows by providing a simple, browser-based interface for evidence review, collaboration, and reporting.
•Guardian Investigate: Planned for introduction in early 2026, Cellebrite’s case management and AI-powered analytics solution, Guardian Investigate, provides investigators, detectives, analysts and prosecutors with a SaaS data repository for the records, information and data relevant to an investigation as well as tools for collaboration and task management, and AI-powered analytics for mobile phones and a range of other diverse data sources such as call detail records, open source intelligence, warrant returns, closed circuit television videos. This offering is designed to empower agencies to accelerate case resolution, improve collaboration, and achieve greater investigative impact through a single, cohesive ecosystem.
•Cellebrite Pathfinder: Cellebrite’s AI-powered analytical software solution, Pathfinder, is used to examine volumes of digital data collected from multiple smartphone devices. This solutions helps investigators, analysts, prosecutors and other relevant personnel accelerate legally sanctioned investigations by surfacing leads, highlighting patterns and identifying important connections. Leveraging AI and machine learning, Pathfinder helps automate data analysis and visualization, which, in turn, reduces the time spent manually reviewing digital evidence and enables actionable insights into a wide range of crime types. We also provide, in collaboration with our partners, CryptoCurrency Investigative Solutions for analyzing blockchain transactions together with related data from an extensive list of sources to help investigators identify and categorize wallets and transactions.

Prevention & Intelligence
Corellium, which Cellebrite acquired in December 2025, provides virtualization software for devices that rely on power-efficient Arm processors (“Arm-based Virtualization Software”). Corellium’s software empowers developers and security experts to research, work, and test seamlessly on an ever-expanding range of devices, from mobile smartphones, tablets and laptops to physical devices embedded with software and connectivity (IoT, Internet of Things) and industrialized systems. The acquisition brings two primary offerings that form the foundation of Cellebrite’s prevention and intelligence offerings:
•Corellium Falcon: This offering enables researchers within government organizations include defense and intelligence agencies, as well as specialized technology vendors who support these

Table of Content
organizations to efficiently and effectively conduct mobile vulnerability research, exploit introspection, and malware analysis not possible on physical iOS and Android devices.
•Corellium Viper: This offering provides a library of virtual iOS and Android devices that enable rapid, cost-efficient mobile application penetration testing capabilities.

Cellebrite’s Professional Services
•Training and Certification Services: Cellebrite’s Training and Certification Services are focused on maintaining the highest standards for professional development in digital forensics. Backed by decades of field experience, our certified instructors deliver hands-on, solution-focused education that enables examiners, investigators, and other agency personnel to achieve operational excellence. In 2025, Cellebrite delivered more than 400 classes across 15 courses spanning in-person, virtual, and self-paced online formats, serving thousands of professionals worldwide. Each year, approximately 11,000 students earn Cellebrite certifications — reinforcing our role as a trusted partner in strengthening investigative capabilities and advancing justice through expertise.
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

Customers
Cellebrite’s base of approximately 7,000 customers include approximately 5,300 federal, state and local agencies as well as approximately 1,700 corporations and service providers. In 2025, Cellebrite’s Public Sector Customers accounted for more than 90% of total revenue. Initial deployments by national, regional and local law enforcement agencies primarily involve our digital forensics software. Over time, we have successfully increased our business with many of these customers as they expanded their operations and deployed additional digital forensic solutions from us with specialized capabilities that have helped them further modernize their investigative workflows and make digital evidence more accessible, intelligent and actionable. We also cross-sell and upsell our investigative solutions into the Investigative & Intelligence Units of our customers. In the private sector, we target primarily larger enterprises and service providers which are contracted by corporations to oversee eDiscovery and corporate investigatory activities. Our ability to expand existing customer relationships is partially reflected in our 116% recurring revenue dollar-based net retention rate (NRR) as of December 31, 2025. While we have an extensive global customer base that serves as the foundation for much of our growth, we continue to win business with new public and private sector customers. In 2025, these new logo wins contributed less than two percentage points to our annual recurring revenue growth.
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

Table of Content
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
No organization accounted for more than 5% of our total 2025 revenue. Our top 25 customers accounted for 25% of total 2025 revenue, which compares with our top 25 customers accounting for 25% of total 2024 revenue.
Our customer base is geographically diverse. For a breakdown of our revenue by geography, see Note 17 to our consolidated financial statements in “Part III, Item 18. Financial Information.”
Historically, we generate the majority of our revenue in the second half of our fiscal year with 54%, 54% and 54% of total annual revenue occurring in the second half of 2025, 2024 and 2023, respectively. This trend primarily reflects the timing of subscription agreements for our on-premise software solutions with U.S. federal customers to align with the end of their fiscal year in September, and with many other customers around the world to align with the end of their fiscal year in December. Over the past several years, we have successfully transitioned the vast majority of our customers from perpetual software licenses to subscription licenses. Total license subscription revenue represented 90%, 88% and 86% of our total annual revenue for the years ending December 31, 2025, 2024 and 2023, respectively.

Growth Strategy
Our growth is underpinned by an ongoing commitment to fund innovation and execute on our go-to-market initiatives intended to further expand the scope of existing customer relationships across our global customer base and win business with new customers. Our recent growth with existing Public Sector Customers has been primarily driven by expanding usage of current products and helping customers adopt new software solutions. In 2026, we expect to further expand our business through the following strategies:
•New logos, upgrades, and annual price increases: We continue to broaden our customer base by winning new customers. In addition, we continue to evolve the mix of offerings used by customers and escalate prices in line with market conditions.
•Digital Forensics growth: We continue to drive growth by converting customers using our legacy digital forensics solution to Inseyets, increasing the adoption of Inseyets with current and prospective customers, and by extending our reach into new user groups within our installed customer base by selling advanced unlock solutions and automation offerings.
•Greater adoption of Cellebrite’s Digital Investigation and Analytics offerings: We seek to further expand the number of customers who use our Guardian Forensics solution. In addition to ongoing go-to-market initiatives to support adding more customers within U.S. state and local governments, Latin America and United Kingdom, we plan to make our Guardian Forensics solution available to U.S. Federal agencies by achieving FedRAMP authority to operate, and by extending into other select international markets and by selling a private sector version of Guardian Forensics to our enterprise customers. We will continue to focus on increasing adoption of our digital investigation and analytics solutions among our existing base of law enforcement, defense and intelligence agency customers around the globe. We also expect that our Guardian Investigate solution will be generally available in early 2026.
•Leverage our global go-to-market capabilities to sell Corellium solutions: We will focus on capitalizing on opportunities to sell Corellium’s solutions into our global customer base across our defense, intelligence and enterprise verticals.

Table of Content
•Improved retention: We continue to invest across our go-to-market organization in people, processes and systems, as well as evolve our pricing and packaging, to support improved retention rates by minimizing churn.

Our business has historically generated strong cash flow from operations and has been minimally capital intensive. As of December 31, 2025, we reported cash and cash equivalents, cash deposits, short-term marketable securities and long-term marketable securities totaling $535.0 million with no outstanding debt. With a strong financial foundation, our growth strategy also includes disciplined pursuit and evaluation of acquisition candidates that can help us accelerate innovation and speed time to market with enhanced and new offerings, capabilities and features that can deepen existing customer relationships, increase our customer base, expand our total addressable market, accelerate revenue growth, or gain further operational scale.

Research and Development
Our ongoing investment in research and development is focused on enhancing our existing offerings with new features, functionality and capabilities as well as developing new products aiming to address evolving customer needs. Our extensive domain expertise and understanding of our customers’ workflows and related requirements is critical to understanding their most painful challenges. We invest considerably in mobile research, utilizing teams of experts who apply specialized skills and domain knowledge to advance the access, extraction and decoding capabilities of our digital forensic software in order to keep pace with ever-changing smartphone hardware, operating systems and related applications. We also augment our internal mobile research teams through partnerships with third-party specialists who help us further expand our library of mobile phone exploits. In addition, we continue to expand our investment in artificial intelligence, with a particular focus on advancing our analytics capabilities through the integration of next-generation AI technologies, including Generative AI and agentic AI. These initiatives strengthen our ability to deliver deeper insights, greater automation, and improved decision support across our solutions. We also continue to cloud-enable more solutions and capabilities that were previously only made available through on-premise deployments and add new features and functionality to our SaaS solutions. We also modify and enhance certain digital forensic solutions for our Public Sector Customers and develop new capabilities that address the specific needs of our enterprise customers and service providers, including capabilities aimed at helping them identify relevant data faster.

Technology Infrastructure
Historically, our software solutions were deployed on premise by our customers. In recent years, our customers have begun to utilize cloud-delivered solutions. We have responded by evolving our technology infrastructure and software development. We work closely with Amazon Web Services (AWS) to develop and scale our Cellebrite Cloud Platform, which we use to deliver our cloud-delivered solutions across the digital investigation end to end flow. As we drive greater adoption of our cloud-delivered solutions, we plan to continue making investments to further scale our Cellebrite Cloud Platform infrastructure, aiming to achieve compliance with various technical program requirements, standards and certifications for deployment of our cloud-delivered solutions at scale by federal and state government customers in the different regions we sell to. We believe that these investments will enable our customers to leverage their use of our cloud-delivered offerings, support faster and more cost-effective procurement processes, eliminate duplicative assessment efforts and ensure consistent application of information security standards. In addition, we will continue to thoughtfully evolve our go-to-market plans to deliver our cloud-based solutions in ways that align with the customers and geographies best suited for near-term adoption.

Table of Content

Go-to-Market: Sales, Marketing, Customer Success & Technical Customer Support
Sales
Our sales and marketing activities reflect the size of the customer opportunity. We target public and private sector Customers either directly through our sales force or indirectly service providers and resellers. The majority of our subscription agreements with public and private sector customers are one year in length, which lends itself to a high-touch sales approach in order to produce strong retention rates and to advance new sales activities.
Over time, we have seen more public sector agency budgets being diverted to digitally transform the investigative workflow and to help close the growing public safety gap. More recently, as a result of the evolving geopolitical landscape and regional conflicts around the world, we have seen increased funding to defense and intelligence agencies to support border control, counter intelligence and counter terrorism, and overall military readiness. We utilize a combination of direct sales and indirect channels to reach Public Sector Customers. Account executives and sales managers directly manage relationships with our largest customers while dedicated inside sales teams or resellers typically work with smaller customers. We sell to decision makers in public safety, which include the chiefs of investigations or the head of investigations and intelligence, or the heads of digital forensics labs. Our sales professionals work with current and prospective customers to understand and address the challenges they face, enabling them to identify opportunities to expand sales volumes, introduce key offerings within our full suite of solutions, and cultivate relationships with key decision makers in new buying centers within large agencies. In smaller accounts, we typically sell to police chiefs, senior law enforcement professionals or those charged with overseeing the agency’s digital forensics labs. We augment our direct sales staff with pre-sales engineering resources to showcase our offering, support technical configurations and deploy our solutions. We utilize an inside sales organization to reach out to new Public Sector Customers. In the private sector, we mainly sell to legal, compliance, internal investigation groups or eDiscovery groups within enterprises, and to service providers. Our account representatives in the private sector primarily focus on new customer acquisition and expanding our enterprise solution offerings within existing and new accounts. We often utilize resellers for government agency procurement to account for our internal business and operational needs, where direct sales opportunities do not exist or where the government requires local vendors due to local requirements. In the private sector, our direct sales force in the EMEA, LATAM and Asia Pacific regions is augmented by reseller relationships.
We conduct a low volume of its business via e-commerce, and our e-commerce system is available only to customers who have a valid license to use Cellebrite’s solutions. For more information regarding our e-commerce system, see – “Part I, Item 3. Key Information —D. Risk Factors — Risks Related to Cellebrite’s Business and Industry — We conduct a fairly low volume of our business via e-commerce, which may result in the purchase process being more difficult for customers compared with other businesses.”

Table of Content
Marketing
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
To attract and engage new customers, Cellebrite’s branding and public relations efforts uses a variety of channels to communicate, such as press releases, industry events, social media, content marketing, customer success stories and community engagement initiatives. Typically, we utilize a layered approach with each channel and the corresponding messaging that build on and complement one another, resulting in a demand offer that is meant to be compelling and relevant to their needs. We also measure the impact and performance of these efforts and make adjustments accordingly across channels, content, messages and offerings. In addition to participation in industry events, we also hold an annual user conference, the Case to Closure (C2C) Summit, which enables us to fortify existing customer relationships, showcase our solutions and provide high-quality educational sessions. We augment this annual conference with smaller-scale, regional events.

Customer Success & Technical Customer Support
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

Competition
We deliver a broad set of capabilities across the digital investigative lifecycle to support our expansive, global customer base. We typically compete with specialized vendors who focus on addressing certain investigation workflows. Some competitors have a specialty in digital forensics software, while others primarily offer analytics tools. Nevertheless, consolidation in the industry in recent years has resulted in certain competitors providing a broader range of solutions.
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

Table of Content
Digital Forensics: Our digital forensics software offerings primarily compete with Magnet Forensics Inc. (which was merged with GrayShift in 2023), Microsystemation AB, Oxygen Forensics, Inc., and Exterro Inc. Within the Digital Forensics Units of larger customers, a multi-vendor environment is common in part because a customer may desire to verify findings from its primary solution on a secondary solution, or because certain solutions are optimized for certain device types or applications. We believe that our offerings are differentiated by:
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

Digital Investigations and Analytics: Our SaaS-based evidence management solution, Guardian Forensics, addresses a growing trend to manage digital evidence with a cloud-based delivery model, which enables investigators, prosecutors, defense attorneys and other authorized personnel to review and analyze this information. Most customers have yet to adopt workflow and evidence management solutions to support digital evidence workflows and often manage digital evidence on external storage. However, we face competition from vendors including NICE Ltd., AXON Inc., Magnet Forensics Inc., and Microsystemation AB. We believe our evidence management solution is differentiated by:
•Share and review functionality for reports and evidence benefiting from our best-in-class decoding capabilities as well as AI-based analytics;
•Streamlined workflows to support the management of evidence within the Digital Forensic Unit;
•Monitoring and audit logs that are critical to establishing and validating the chain of custody;
•User access controls and permission capabilities;
•Security and scalability, which includes meeting the technical standards used in certain customer segments or in certain geographies; and
•Consumption-based packaging and pricing model so that customers of any size can benefit from our Guardian Forensics solution.

Table of Content
Within Investigative Units, our AI-powered, multi-phone analytical software solution, Pathfinder, competes against traditional business information and visualization platforms as well as specialized analytics designed for law enforcement from vendors such as N. Harris Computer (which acquired the i2 intelligence analysis product portfolio from IBM in 2022), Nuix Limited, Pen-Link, Ltd. (which also acquired Cobwebs Technologies Ltd. in 2023), Griffeye Technologies AB (acquired by Magnet Forensics Inc. in 2023) and Siren (Sindice Ltd.). We believe our AI-powered, multi-phone analytics solution is differentiated by the ability to:
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
In addition, our case management and AI-powered analytics solution, Guardian Investigate product, competes against analytics for specific data sources and investigative workflow offerings from vendors such as Peregrine Technologies, Inc., Nuix Limited, Pen-Link, Ltd., LEADSONLINE, LLC, Altia Solutions Limited, Guardify, Inc., Palantir Technologies Inc., Tranquility AI Inc., Unisys Corporation and others. We believe our Investigate solution will be differentiated by the ability to:
•Ingest and analyze data from a single or multiple mobile phones;
•Deploy generative AI to analyze evidentiary artifacts from an increasing range of data sources including call detail records, closed circuit television video, witness statements and open source intelligence;
•Visualize relationships and connections by correlating different data sets such as mobile phone data and call detail records;
•Leverage agentic AI to support crime-type specific investigative workflows;
•Advance investigations through secure storage, sharing and collaboration including assigning tasks, tracking progress and building timelines; and
•Fortify the chain of custody.

Prevention and Intelligence: The acquisition of Corellium in December 2025 has enabled us to provide highly differentiated, Arm-based Virtualization Software offerings that empower developers and security experts to research, work, and test seamlessly on an ever-expanding range of devices, from mobile smartphones to IoT and industrialized systems. Corellium’s virtualization solutions compete against a range of offerings including Android emulators, mobile security and mobile application testing tools; enterprise information management software; electronic design automation solutions; and hybrid cloud testing offerings. While these alternatives can address certain customer requirements, we believe Corellium’s Arm-based Virtualization Software provides improved functionality, greater convenience, efficiency and scalability, lower overall cost and time savings. More specifically, we believe Corellium’s offerings are differentiated by:
•Arm-on-arm virtualization through the Corellium Hypervisor for Arm (CHARM) technology that allows developers and researchers to run virtualized iOS and Android mobile devices, as well as custom Arm-based IoT devices, directly on Arm servers;
•Multi-platform spanning Android, Apple iOS and IoT operating systems;
•Flexibility in deployment spanning on-premises and cloud;
•Mission-critical tools to support the mobile vulnerability research, exploit introspection, and malware analysis requirements of defense and intelligence agencies;

Table of Content
•Self-service, automated mobile application security testing capabilities;
•Root access and kernel coverage for the latest generation of mobile devices; and
•Cloud native research and development tools.
Subscription Terms
The subscription to use our products is granted to customers on a limited, non-transferable, non-sublicensable, territory and subscription basis. The subscription contains customary undertakings from customers and additionally requires them not to use the software in violation of applicable laws (including laws with respect to privacy and other human rights and the rights of individuals), any human rights standards and best practices including internationally recognized human rights instruments, such as the Universal Declaration of Human Rights, or in support of any illegal activity or to violate the rights of any third party. We may terminate any license, among other things, in the event of a material breach that is not cured after 30 days’ notice. In addition, we may disable the use of our software, among other things, if it is determined that our products were used in violation of the license or applicable laws.
Regulations
We are subject to various laws and regulations on import and export controls, sanctions, privacy, and data protection. In addition to the regulations outlined below, our operations also are subject to various laws and regulations governing employment matters, and the occupational health and safety of our employees and wage regulations.
Export Controls
The export of some of our products and solutions is subject to Israeli export control laws which are administered by the Israeli Defense Export Controls Agency (“DECA”) within the Ministry of Defense.
We currently operate under an export license issued pursuant to the Israeli encryption control regime. Israeli export control laws and regulations as well as the licenses granted to us by DECA prohibit us from exporting some of our products to customers in certain countries and require us to obtain the consent of DECA to export some of our products to customers in certain other countries.
On November 18, 2025, the Israeli Minister of Defense signed an order repealing the current encryption control regime and adopting a new regime. The new regime becomes effective on March 18, 2026. We believe that under this order our current license will remain valid until September 2027 with respect to our existing products. Under the new regime, some of our solutions will become subject to the Wassenaar Arrangement. The Wassenaar Arrangement is a multilateral export control regime with 42 participating states. Although Israel is not a party to the Wassenaar Arrangement, it has adopted the Wassenaar Arrangement List of Dual Use Goods and Technologies and the goods and technologies listed therein, which could be understood to include digital forensic technologies as well as the cryptographic capabilities in our products, are subject to Israeli export control laws and regulations. As a result, we expect that some of our products will be controlled primarily under the Israeli Defense Export Control Law, 5767-2007 administered primarily by DECA and, to a lesser extent, the Import and Export Order (Export Control over Dual Use Goods, Services and Technology), 5766-2006, administer primarily by the Ministry of the Economy, in each case, depending on the nature of the customer. This outcome will result in the imposition of new obligations on us. For example, under the Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense and, subject to certain exceptions, is subject to a licensing requirement from the Israeli Ministry of Defense for the export of any controlled defense goods, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli (including within Israel) regarding controlled dual-use equipment, services and/or know-how. If this provision is determined to apply to some or all of our products, we would likely need to adapt our

Table of Content
licensing, marketing and export practices to accommodate this regulatory change. We are currently in discussions with representatives of DECA regarding the possibility of continuing our export activities consistent with our practices under our current license.
Import Regulations
Various other countries in which we operate regulate the import of certain decryption and cryptographic solutions and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries.
Sanctions
Our activities are subject to certain economic sanctions laws including under the laws of the State of Israel and the United States. In addition, we have adopted policies and procedures to restrict sales in certain additional countries.
Data Privacy
Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations related to privacy and data protection, data security, data storage and retention, data transfer and deletion, and technology protection.
Our products are mostly used as an on-premise solution and are generally operated by our customers without our involvement. Nevertheless, our service operators occasionally have brief and limited access to customer data, including PII, when they receive calls for technical support, or when they maintain or operate the relevant solution. One instance where we may have access to personal information and investigative data is when a customer calls for technical support, they sometimes share data with our technical support teams or grant service operators access to data for the purpose of performing services, such as bug fixing, research and analysis. We have internal processes for deleting such data shortly after the completion of customer support. In addition, customers may use our investigative management solution, the Guardian, to store, share and review sensitive data, including PII, when they decide to store such data in our investigative management SaaS-based solution. In addition, as part of the provision of our Advanced Services in which we serve as an outsourced lab, we extract data that may include sensitive data and PII, from digital sources that are sent to us by our customers. In the performance of such Advanced Services, we maintain such data securely with limited access, and delete such data following confirmation that the data has been received by the customer.
Virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security.
United States
The United States has federal and state laws and regulations regarding privacy and information security, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. States continue to revise and pass new privacy-related legislation. For example, the California Consumer Privacy Act (CCPA) and follow-on legislation in the California Privacy Rights Act (CPRA), provide for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CRPA. Similar laws passed in numerous other U.S. states that are currently in effect or will become effective in the near future. Additional U.S. states are considering, similar data privacy laws. We cannot fully predict the impact of these state laws on our business or operations, but they may require us to modify our data

Table of Content
processing practices and policies and to incur substantial costs and expenses in an effort to comply. In addition to the growing number of state-level privacy laws, the U.S. Congress has been actively considering a federal privacy law for some time which, if passed, would likely create a comprehensive national framework for data protection and privacy. This law could supersede many state privacy laws and establish uniform privacy protections across the country, addressing issues such as data security, artificial intelligence governance and consumer rights. The final form, timeline, and effective date of a potential U.S. federal privacy law is uncertain at this time.
Europe and UK
We are required to comply with the GDPR and, following the exit of the UK from the EU, the UK equivalent. For the purposes of the GDPR and the UK equivalent, we are not considered to be a controller regarding our customers' PII processed as part of the services provided to them and serve as a processor in a limited number of circumstances. Implementation of the GDPR and the UK equivalent exposes us to two parallel data protection regimes, each of which impose several stringent requirements for controllers and processors of personal data and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal and sensitive data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. A decision from the CJEU states that reliance solely on the Standard Contractual Clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. In 2022, the EU and U.S. established the EU-US DPF, a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments. Similar mechanisms are also in place under UK law following the UK’s exit from the EU in 2021.
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
Israel
The Israeli Privacy Protection Law, 1981 ("PPL"), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 ("Security Regulations"), mandates strict requirements for processing, transferring and securing personal data. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and became effective on August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.
AI
As we continue to innovate and improve our offerings by leveraging AI, jurisdictions are turning increasing attention to the regulation and governance of the use of AI and machine learning technologies. As these legal requirements evolve, we may face additional scrutiny and regulation, and bear increased compliance costs and other exposures, associated with the regulation of our use of such technologies. In addition, we may become subject to new or heightened legal, ethical or other challenges arising out of the perceived or actual impact of AI on human rights, intellectual property, privacy and employment, among other issues, and we may experience brand or reputational harm, legal liability or increased costs

Table of Content
associated with those issues. For more information, see “—Issues in the use of AI (including machine learning) in our solutions may result in reputational harm, liability or impact our financial results.”

Intellectual Property
Our suite of solutions is based on proprietary software and related intellectual property rights. We rely on a combination of copyright, trademark and trade secret laws, as well as certain contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights, including those relating to our technology and solutions. In addition, we license technology from third parties that is integrated into some of our solutions.
We own a number of registered trademarks, including “Cellebrite”, “UFED” and other pending applications. Cellebrite also owns a number of domain names, including http://www.cellebrite.com.

Recent Acquisitions
In December 2025, we acquired Corellium, a U.S.-based provider of Arm-based Virtualization Software that empowers developers and security experts to research, work, and test seamlessly on an ever-expanding range of devices, from mobile smartphones to IoT and industrialized systems. We paid $170 million in cash (with $20 million converted into equity at closing). We will pay Corellium security holders up to an additional $30 million in cash based on the achievement of certain performance milestones over the next two years.
In February 2026 we signed an agreement to acquire SCG Canada Inc., (“SCG”) a leading provider of hand-held digital forensics solutions that enables access to dozens of the most common Unmanned Aerial Vehicles (UAVs) for extraction, decoding and visualization of important forensic artifacts. On March 1, 2026 this acquisition was closed. We paid $17 million upon closing in cash, and an additional $1 million in RSUs to be vested in one year subject to Cellebrite’s common vesting conditions. Acquiring SCG is expected to further broaden Cellebrite’s digital forensics capabilities for collecting and reviewing data from a fast-growing category of digital witnesses.

Legal Proceedings
See “Part I, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
C. ORGANIZATIONAL STRUCTURE
The Company was incorporated on April 13, 1999 under Israeli Law and has subsidiaries in the United States, Germany, Singapore, Australia, Brazil, United Kingdom, France, Canada, Japan and India, which are listed below:

Table of Content
SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligência Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited	United Kingdom
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
Cellebrite Digital Intelligence LP	U.S. (Delaware)
Cellebrite Federal Solutions Inc.	U.S. (Delaware)
Corellium, Inc.	U.S. (Delaware)
SCG Canada Inc.	Canada

All subsidiaries are 100% owned by Cellebrite DI Ltd., except: Cellebrite Canada Mobile Data Solutions Ltd., which is 100% owned by Cellebrite UK Limited, Cellebrite Digital Intelligence LP which is 99% owned by Cellebrite DI Ltd., and 1% owned by Cellebrite Inc., Cellebrite Digital Intelligence Solutions Private Limited which is 99.99% owned by Cellebrite DI Ltd and 0.01% owned by Cellebrite Asia Pacific Pte Ltd., Cellebrite Federal Solutions Inc. which is 100% owned by Cellebrite Inc. and Corellium, Inc. which is 100% owned by Cellebrite Inc.

D. PROPERTY, PLANTS AND EQUIPMENT
Our main offices are currently located in a 6,386 square meter facility that we lease in Petah-Tikva, Israel, where the premises are used for all aspects of our operations (except for our factory). Our lease for this facility expires on June 30, 2027. We also lease a 1,445 square meter facility in Kiryat Malachi, Israel where the premises are used for our hardware factory. Our lease for this facility expires on February 28, 2031.
Our USA main offices are currently located in a 31,901 sq. ft facility that we lease in Mclean, VA, USA, where the offices are used for our sales, marketing and other go-to-market activities in the Americas. Our lease for this facility expires on June 30, 2036.
In addition, we have offices in the following locations: Morristown, New Jersey; Delray Beach, Florida; Ottawa, Canada; Singapore; New Delhi, India; Tokyo, Japan; Sao Paulo, Brazil; London, UK; Munich, Germany, Tel Aviv, Israel and Jerusalem, Israel. Our offices support functions across sales and marketing, services, research and development, and operations and administration.

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
Overview
Cellebrite is a leading provider of AI-powered digital investigative and intelligence solutions that are designed to help public and private sector customers around the world transform their investigative workflows, make forensically sound digital data more accessible and actionable, and elevate the efficiency and effectiveness of mobile research and application security. Our solutions are designed to help law enforcement agencies protect their communities more effectively and efficiently by advancing investigations, and in that supporting these agencies in their efforts to successfully prosecute criminals, and exonerate the innocent. Defense and intelligence agencies use our solutions to enhance border security, advance counter terrorism and intelligence operations, conduct sensitive site exploitation, increase military readiness, and support cyber operations. Our software also enables enterprises and service providers to collect and review data in support of corporate investigations, eDiscovery and incidence response events, as well as to more efficiently and effectively design and validate next-generation mobile applications. For more information, see “Part I, Item 4. Information on the Company — B. Business Overview.”
Our revenue was $475.7 million and $401.2 million for the years ended December 31, 2025 and 2024, respectively, representing a year-over-year increase of 19%. The increase in revenue period-over-period was driven by the following: (i) continued sales of our Inseyets suite of digital forensics software to existing customer base and to new customers; and (ii) continuous adoption of the rest of our portfolio of offerings such as Pathfinder and Guardian by our existing customer base.
Net income (loss) of $78.3 million and $(283.0) million were incurred for the years ended December 31, 2025 and 2024, respectively, representing a period-over-period income increase of $361.3 million. This increase primarily reflects the impact of the financial expenses from presenting the Company’s Warrants, Restricted Sponsor Shares liability and Price Adjustment Shares liability at their fair value. Our Adjusted EBITDA for the years ended December 31, 2025 and 2024 was $127.6 million and $99.4 million, respectively and reflects the company’s continuous revenue growth coupled by prudent spending management.

Acquisitions
See “Part I, Item 4. Information on the Company—B. Business Overview—Recent Acquisitions.”

Table of Content

Key Factors Affecting Our Performance
Our historical financial performance has been, and we expect our financial performance in the future to be, mainly driven by our ability to:
•Increase penetration within existing customers. We plan to continue to increase penetration within our existing customers with our AI-powered digital investigative and intelligence software solutions and by expanding the breadth of our solutions capabilities to provide for continued up-selling and cross-selling opportunities with both public and private sector customers. We have seen an increase in Annual Recurring Revenue (“ARR”) and dollar-based net retention due to the broad use cases of our software offerings with public sector and private sector customers.
•Capitalize on the prioritization of law enforcement funding. We generate the majority of our revenue from contracts with national, regional and local governments to support an array of law enforcement agencies. We believe that ongoing funding of these law enforcement agencies will remain a top priority in the U.S. and in other countries around the world despite recent and ongoing geopolitical changes that have recently impacted the overall spending priorities of certain public sector customers and the timing and magnitude of their spending plans for our technology, As a result, we believe we are well-positioned to continue expanding our business with existing public sector customers and are investing accordingly.
•Extend our technology and market leadership position. We continue to strengthen our position as a market-leading provider of AI-powered digital investigative and intelligence software solutions through investment in research and development and continued innovation. In addition to ongoing investment to enhance our mobile research capabilities, we plan to enhance and expand the functionality of our software solutions by investing in generative and agentic AI capabilities that will enable us to address a wider range of customer needs and mode of operation. We are also increasing our investment in SaaS and Cloud to address growing demand to use our solutions via these deployment options. We believe this strategy expands our addressable market, enables new growth opportunities and allows us to continue to deliver differentiated high-value outcomes to our customers.
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

Table of Content
Key Metrics
In addition to our U.S. GAAP financial information, we monitor the following key metrics and non-GAAP financial measure in order to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,
	2025	2024
	($ in millions)
Annual recurring revenue (ARR)	$481	$396
YoY ARR Growth	21%	25%
Recurring revenue dollar-based net retention rate	116%	124%
Adjusted EBITDA	127.6	99.4
Annual recurring revenue: ARR is defined as the annualized value of active term-based subscription license contracts, SaaS subscription contracts, and maintenance contracts related to other non-recurring in effect at the end of that period. Subscription license contracts and maintenance contracts for other non-recurring are annualized by multiplying a full month revenue as of the last month of the period by 12.
Recurring revenue dollar-based net retention rate: Dollar-based net retention rate is calculated by dividing customer recurring revenue by base revenue. We define base revenue as annual recurring revenue we recognized from all customers with a valid license at the end of the equivalent quarter of the previous year. We define our customer revenue as the annual recurring revenue we recognized on the date of measurement from the same customer base included in our measure of base revenue, including annual recurring revenue resulting from additional sales to those customers.
Operating Income: Operating Income is calculated as Revenue less cost of revenue expenses and operating expenses.
Non-GAAP Operating Income:    Non-GAAP Operating Income is calculated as Operating Income plus issuance expenses, executive severance costs, share-based compensation expenses, amortization of intangible assets, and acquisition related costs.

The following table provides a reconciliation of our operating income to Non-GAAP operating income:

	Year Ended December 31,
	2025	2024
	($ in thousands)
Operating income	$66,480	$56,906
Executive severance costs	574	1,068
Share-based compensation expense	44,892	30,575
Amortization of intangible assets	4,899	3,349
Acquisition related costs	3,818	221
Non-GAAP operating income	$120,663	$92,119

Table of Content
Adjusted EBITDA: Adjusted EBITDA is calculated as net income plus financial expense, tax expense, depreciation expenses, amortization of intangible assets, issuance expenses, executive severance costs, share-based compensation expense, acquisition related costs.
The following table provides a reconciliation of our net income to Adjusted EBITDA:

	Year Ended December 31,
	2025	2024
	($ in thousands)
Net income (loss)	$78,326	$(283,007)
Financial (income) expense	(24,198)	332,890
Tax expense	12,352	7,023
Depreciation expenses	6,968	7,258
Amortization of intangible assets	4,899	3,349
Executive severance costs	574	1,068
Share-based compensation expense	44,892	30,575
Acquisition related costs	3,818	221
Adjusted EBITDA	127,631	99,377
Adjusted EBITDA margin	27%	25%
We believe that the use of non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which we refer to as our non-GAAP financial measures, are not prepared in accordance with GAAP.
We believe that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:
•Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;
•Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;
•Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CEO and CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;
•To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;
•Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and
•Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to our current operations and affect financial income.

Table of Content
Free Cash Flow: Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

	Year Ended December 31,
	2025	2024
	($ in thousands)
Net cash provided by operating activities	$173,544	$132,171
Purchases of property and equipment	(13,225)	(8,566)
Free cash flow	160,319	123,605
Free cash flow margin	34%	31%
Key Components of Results of Operations
Revenue
Revenue consists of subscription, other non-recurring, and professional services.
•Subscription. Subscription revenue include SaaS and on-premise subscription revenue, as well as maintenance and support services associated with on-premise subscriptions and other non-recurring arrangements. Subscription revenue is comprised of subscription services and term-license revenue. Subscription services revenue is the revenue that is recognized over the life of the subscription and term-license revenue is the revenue that is immediately recognized upon the sale of an on-premise subscription license. In connection with our term-based agreements, SaaS subscription agreements, and other non-recurring arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.
•Other non-recurring. Other non-recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in connection with new software license, and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.
•Professional Services. Professional Services consists of revenue related to: (i) certified training sessions by Cellebrite Trainings; (ii) our advanced services; (iii) certain implementation services in connection with our software licenses; (iv) on premise contracted customer success and technical support; and (v) specific on-site services contracted by us with customers and delivered by our personnel to support the ongoing operation of our solutions in collaboration with the customer. The revenue of professional services is recognized upon the delivery of our services.
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

Table of Content
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
•Cost of Professional Service. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to professional services such as services materials, allocated overhead such as depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.
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
•General and administrative. General and administrative expenses primarily consist of the cost of salaries and related costs for employees, insurance, consultants and facility-related costs for our corporate management, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our general and administrative expenses as we further expand our business around the world. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Table of Content

Quarterly Trends in Operating Expenses
Operating expenses have generally increased sequentially as a result of our growth and are primarily related to increases in personnel-related costs, including share-based compensation, to support the expanded operations, continued investment in research and development, and expansion of commercial and marketing investments.
Financial Income (expense), Net
Financial income (expense), net consists primarily interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities, and revaluation of derivative warrant liability, Restricted Sponsor Shares and Price Adjustment Shares.
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
Results of Operations
The following tables and narrative set forth our results of operations for the periods presented. For a comparison of our results of operations for the years ended December 31, 2024 and 2023, see “Part I, Item 5. Operating and Financial Review Prospects—A. Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 18, 2025, which comparative information is herein incorporated by reference.

Table of Content

	Year ended December 31,
	2025	2024
	($ in thousands)
Revenue:
Subscription services	$330,765	$271,028
Term-license	96,245	82,007
Other non-recurring	17,771	17,285
Professional services	30,894	30,883
Total Revenue	475,675	401,203
Cost of revenue:
Cost of subscription services	37,461	26,004
Cost of term-license	87	—
Cost of other non-recurring	15,617	16,200
Cost of professional services	22,007	20,389
Total cost of revenue	75,172	62,593
Gross profit	$400,503	$338,610
Operating expenses:
Research and development	113,877	98,415
Sales and marketing	154,814	132,389
General and administrative	65,332	50,900
Total operating expenses	334,023	281,704
Operating income	66,480	56,906
Financial income (expense), net	24,198	(332,890)
Income (loss) before tax expenses	90,678	(275,984)
Tax expense	12,352	7,023
Net income (loss)	$78,326	$(283,007)
Other comprehensive income
Unrealized income (loss) on hedging transactions, net of tax	1,115	(487)
Unrealized income on marketable securities	317	113
Foreign currency translation adjustments	(1,298)	1,410
Total other comprehensive income, net of tax	134	1,036
Total comprehensive income (loss)	$78,460	$(281,971)

Results of operations includes share-based compensation expenses:

	Year ended December 31,
	2025	2024
	($ in thousands)
Cost of revenue	$3,180	$2,227
Research and development	10,008	6,663
Sales and marketing	13,861	$10,216
General and administrative	17,843	11,469
Total share-based compensation	$44,892	$30,575

Table of Content

Revenue

	Year Ended December 31,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Subscription services	$330,765	$271,028	$59,737	22%
Term-license	96,245	82,007	14,238	17%
Total subscription	427,010	353,035	73,975	21%
Other non-recurring	17,771	17,285	486	3%
Professional services	30,894	30,883	11	—%
Total Revenue	$475,675	$401,203	$74,472	19%

Subscription
Subscription revenue increased by $74.0 million, or 21% for the year ended December 31, 2025, as compared with the year ended December 31, 2024, primarily due to an increase related to the continuous adoption of our solutions primarily by existing customers and, to lesser extent, new customers.

Other non-recurring
Other non-recurring revenue increased by $0.5 million, or 3%, for the year ended December 31, 2025, as compared with the year ended December 31, 2024, primarily due to the sale of hardware components sold in conjunction with the sale of new licenses of our Inseyets suite of digital forensics offerings and the Pathfinder on-premise solutions.

Professional Services
Professional services revenue remained consistent for the year ended December 31, 2025, as compared with the year ended December 31, 2024, primarily due to reduced demand for Cellebrite Advanced Services as more customers adopted our advanced lawful access solutions, offset by an increase of training revenue.

Cost of Revenue

	Year Ended December 31,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Cost of subscription services	$37,461	$26,004	$11,457	44%
Cost of term-license	87	—	87	100%
Cost of other non-recurring	15,617	16,200	(583)	(4%)
Cost of professional services	22,007	20,389	1,618	8%
Cost of Revenue	$75,172	$62,593	$12,579	20%

Table of Content
Cost of Subscription
Cost of subscription increased by $11.5 million, or 44% for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase is primarily due to expenses related to additional subscription revenue, such as hosting expenses, customer support and customer success personnel expenses.

Cost of Other Non-Recurring
Cost of other non-recurring revenue decreased by $0.6 million, or 4% for the year ended December 31, 2025, as compared with the year ended December 31, 2024. This decrease is primarily due to hardware costs.

Cost of Professional Services
Cost of professional services revenue increased by $1.6 million, or 8% for the year ended December 31, 2025, as compared with the year ended December 31, 2024. The increase is primarily due to increased training expenses.

Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$293,304	$245,024	$48,280	20%
Term-license	96,158	82,007	14,151	17%
Total subscription	389,462	327,031	62,431	19%
Other non-recurring	2,154	1,085	1,069	99%
Professional services	8,887	10,494	(1,607)	(15%)
Total gross profit	$400,503	$338,610	$61,893	18%

Gross Profit Margins:
Subscription services	89%	90%
Term-license	100%	100%
Total subscription	91%	93%
Other non-recurring	12%	6%
Professional services	29%	34%
Total gross margin	84%	84%

Subscription
Subscription gross profit increased by $62.4 million, or 19%, during the year ended December 31, 2025, as compared with the year ended December 31, 2024. Subscription gross profit margin decreased from 92.6% to 91.2%, during the year ended December 31, 2025, as compared with the year ended December 31, 2024, mainly due to an increase in hosting expenses and customer success personnel expenses.

Table of Content

Other non-recurring
Other non-recurring gross profit increased by $1.1 million, or 99%, during the year ended December 31, 2025, as compared with the year ended December 31, 2024. Other non-recurring gross profit margin increased from 6% to 12%, during the year ended December 31, 2025, as compared with the year ended December 31, 2024, mainly as a result of higher hardware revenue in 2025 and decreased costs.

Professional Services
Professional services gross profit decreased by $1.6 million, or 15% during the year ended December 31, 2025, as compared with the year ended December 31, 2024. Services gross profit margin decreased from 34% to 29%, during the year ended December 31, 2025, as compared with the year ended December 31, 2024, mainly as a result of lower Cellebrite advanced services revenue and increased training expenses.

Operating Expenses

	Year Ended December 31		Change
	2025	2024	Amount	Percent
	($ in thousands)
Operating expenses
Research and development	113,877	98,415	15,462	16%
Sales and marketing	154,814	132,389	22,425	17%
General and administrative	65,332	50,900	14,432	28%
Total operating expenses	$334,023	$281,704	$52,319	19%

Research and development
Research and development expenses increased by $15.5 million, or 16%, for the year ended December 31, 2025, as compared with the year ended December 31, 2024. This increase is primarily attributable to an increase in salaries and related costs of $12.2 million, and hosting costs of $1.0 million.
Sales and marketing
Sales and marketing expenses increased by $22.4 million, or 17%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase primarily relates to higher salaries and related costs for employees and commissions earned by our sales personnel of $15.2 million and a $2.5 million increase in marketing activities.

General and administrative
General and administrative expenses increased by $14.4 million, or 28%, for the year ended December 31, 2025, as compared with the year ended December 31, 2024. The increase primarily relates to salaries and related costs for employees of $15.9 million, of which $9.4 million was associated with share-based compensation, mainly related to the Company’s CEO grants of $7.2 million, offset by hosting expense decreases.

Table of Content

Finance Income (expense), net
Finance income (expense), net increased by $357.1 million, or 107%, for the year ended December 31, 2025, as compared with the year ended December 31, 2024, mainly due to revaluation of derivative warrants, sponsors restricted shares and price adjustment shares derived expenses in 2024, due to the increase in the Company’s share price. These instruments were no longer classified as liabilities in 2025.

Taxes on Income
Taxes on income increased by $5.3 million, or 76%, for the year ended December 31, 2025, as compared with the year ended December 31, 2024, mainly as a result of profit for tax position in the Parent Company. For additional information regarding Israeli corporate tax, see - “Part I, Item 10. Additional Information — E. Material U.S Federal Income Tax Considerations —Non-U.S Holders - Tax Benefits Subsequent to the 2005 Amendment.”

B.Liquidity and Capital Resources
The following tables and narrative set forth our results of operations for the periods presented. For a discussion of our cash flows for the year ended December 31, 2023, see “Part I, Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 18, 2025, which comparative information is herein incorporated by reference.
Our cash, cash equivalents, short-term deposits and marketable securities were $535.0 million and $483.8 million as of December 31, 2025 and December 31, 2024, respectively.
We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the fiscal years ended December 31, 2025 and 2024, our capital expenditures amounted to $13.2 million and $8.6 million, respectively, primarily consisting of expenditures related to property and equipment and software, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.
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
Credit Facilities
We do not have any credit facilities.

Table of Content
Cash Flows

	Year Ended December 31,
	2025	2024
	($ in thousands)
Net cash provided by operating activities	$173,544	$132,171
Net cash used in investing activities	$(268,250)	$(149,473)
Net cash provided by financing activities	$25,053	$20,651
Operating Activities
For the year ended December 31, 2025, cash provided by operating activities was $173.5 million, mainly as a result of increasing in our non-GAAP operating income and the increase in deferred revenue.
For the year ended December 31, 2024, cash provided by operating activities was $132.2 million, mainly as a result of our non-GAAP operating income, the increase in deferred revenue and the increase in other accounts payable and accrued expenses associate with year-end compensation accruals, withholding tax associated with share-based compensation vesting and exercise and consultancy services.
Investing Activities
Cash used in investing activities in the year ended December 31, 2025 was $268.3 million, primarily as a result of the net investment in marketable securities of $108.4 million. We acquired Corellium Inc. for a net payment of $147.5 million and invested in property and equipment in the amount of $13.2 million.
Cash used in investing activities in the year ended December 31, 2024 was $149.5 million, primarily as a result of the net investment in marketable securities of $67.8 million and maturities of short-term deposits, net of $68.3 million. We acquired CyTech Inc. for a net payment of $2.7 million and invested in property and equipment and intangible assets in the amount of $10.6 million.

Financing Activities
Cash provided by financing activities in the year ended December 31, 2025 was $25.1 million, mainly as a result of proceeds from exercise of stock options to shares of $20.1 million and proceeds from Employee Share Purchase Plan of $5 million.
Cash provided by financing activities in the year ended December 31, 2024 was $20.7 million, mainly as a result of proceeds from exercise of stock options to shares of $17.3 million and proceeds from Employee Share Purchase Plan of $3.3 million.

Contractual Obligations and Commitments
As of December 31, 2025, we had commitments of $28.7 million related to office and car leases arrangements, that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Payments under these commitments are estimated to be made as follows:

Table of Content

(In thousands of U.S. dollars)	Payments (1)

Less than 1 year	$4,556
1-3 years	6,835
3-5 years	4,912
More than 5 years	12,382
Total	$28,685
(1) Amounts do not include recourse that we may have to pay to recover termination fees or penalties from clients.
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements to which the Company is committed.

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
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into Derivative Instruments for trading or speculative purposes. We account for our Derivative Instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $6.4 million and $9.5 million, for the year ended December 31, 2025 and 2024, respectively.
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
As of December 31, 2025, our cash, cash equivalents and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would have affected our cash, cash equivalents, restricted cash, and short-term investment balances in amount of $2.4 million and $2.6 million as of December 31, 2025 and 2024, respectively.

Table of Content

Interest Rate Risk
As of December 31, 2025, we had cash and cash equivalents of $124.5 million, short-term deposits of $161.0 million and short-term investments in marketable securities of $151.5 million. Cash and cash equivalents consist of cash in banks, bank deposits for a period up to 3 months, and money market funds. Short-term investments generally consist of bank deposits for a period greater than 3 months and marketable securities. Our cash and cash equivalents are held for working capital purposes, while our short-term investments are mainly held for strategic purposes. Interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. A hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our financial income for the year ended December 31, 2025.
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

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $113.9 million, $98.4 million and $84.4 million for the years ended December 31, 2025, 2024 and 2023 respectively. As described in “Part I, Item 3. Key Information—3.D. Risk Factors” and elsewhere in this Annual Report, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Part I, Item 3. Key Information—D. Risk Factors” and “Part I, Item 4. Information on the Company—B. Business Overview—Regulations.” For further information on our research and development policies and additional product information, see “ Part I, Item 4. Information on the Company— B. Business Overview.”

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

Revenue Recognition
We sell our products and services to our customers either directly or indirectly through distribution channels all of whom are considered end customers.
For contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation based on the relative standalone selling price (“SSP”). We use judgment in determining the SSP for its products and services. We typically assess the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, we maximize the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price we would charge if the products and services were sold separately.
We satisfy performance obligations either over a time period or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue related to the license for proprietary software is recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenue related to professional services are recognized as services are performed, using the method that best depicts the transfer of services to the customer.

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
Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired intangible assets from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
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

Table of Content
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

Table of Content
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following persons who serve as Cellebrite’s executive officers and directors, including their ages as of February 23, 2026. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Thomas E. Hogan	66	Chief Executive Officer, Director
David Barter	54	Chief Financial Officer
Ronnen Armon	62	Chief Products & Technologies Officer
Christopher Wade	42	Chief Technology Officer
Holly B. Windham	60	General Counsel & Chief Compliance Officer
Marcus Jewell	53	Chief Revenue Officer
David Gee	58	Chief Marketing Officer
Zohar Tadmor-Eilat	54	Chief People Officer
Sigalit Shavit	58	Chief Information Officer
Directors
Adam H. Clammer	55	Chairman of the Board
Nadine Baudot-Trajtenberg	69	External Director
Michael D. Capellas	71	Director, Lead Independent Director
Yonatan Domnitz	44	Director
Dafna Gruber	60	External Director
Troy K. Richardson	63	Director
Ryusuke Utsumi	60	Director
Brandon Van Buren	43	Director
Executive Officers
Thomas E. Hogan is a Director of Cellebrite and the Chief Executive Officer, positions which he has held since August 2023 and August 2025, respectively, after having served as Interim Chief Executive Officer since January 2025. Mr. Hogan served as an Operating Managing Director for Vista Equity Partners from January 2021 to February 2023. During his Vista tenure Mr. Hogan served on the boards of privately held software companies, Pluralsight, Infoblox, Drift, and Gainsight. Prior to joining Vista in January 2021, Mr. Hogan was the Chairman and CEO of Kony, Inc. from 2014 to its acquisition in the fall of 2019 by Swiss-based Temenos. Mr. Hogan also served on the board of Citrix from 2018 to 2022 when it was acquired by Vista Equity Partners. Prior to Kony, he was the executive vice president of Sales and Marketing for HP's $57B Enterprise Business in 2010 after serving as the head of HP's Software business from 2006 to 2009. Prior to that he held senior executive positions with Siebel Systems and IBM and a five year stint as the CEO and board member of Vignette Corp. (VIGN).. Mr. Hogan holds a master's degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois.
David Barter is our Chief Financial Officer, a position which he has held since July 2025. Prior to joining Cellebrite, Mr. Barter served as Chief Financial Officer of New Relic, Inc. from August 2022 until March 2024, and then as an advisor until June 2024. Mr. Barter served as CFO of C3 AI from October 2020 to December 2021. Prior to that, he held the CFO position at Model N from May 2017 to October 2020 and held senior-level finance leadership positions at Guidewire Software, Microsoft and General Electric.. He holds an M.B.A. and a Master of Engineering Management from Northwestern University’s Kellogg School of Management, and a B.B.A. in Finance and Philosophy from the University of Notre Dame.

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
Christopher Wade is our Chief Technology Officer, a position which he has held since joining Cellebrite in December 2025 following the acquisition of Corellium, which he co-founded and served as Chief Technology Officer from August 2017 until December 2025. Previously, Mr. Wade served as the Chief Technology Officer of 4Sense from April 2016 until August 2017, and as a Technical Advisor to the CEO of Citrix from August 2014 until March 2016 following the acquisition of Virtual, a company that Mr. Wade founded and then served as its Chief Technology Officer.
Holly Windham is our General Counsel & Chief Compliance Officer, a position which she has held since October 2025. Prior to joining Cellebrite, Ms.Windham was the Chief Legal Officer and Board Secretary for Self Financial from May 2023 to October 2025. Prior to that, from April 2017 to February 2023, Ms. Windham served as the Chief Legal and Chief People Officer at Rackspace Technology. Prior to her role at Rackspace Technology, she held a variety of deputy general counsel roles at Hewlett-Packard (HP) from September 1997 to September 2015. Prior to HP, Ms Windham was in private practice at Gibson, Dunn & Crutcher, LLP. Holly holds a J.D. from Pepperdine Caruso School of Law and a B.A. from Southwestern Oklahoma State University.
Marcus Jewell is our Chief Revenue Officer (CRO), a position which he held since November 2023. Mr. Jewell brings over 25 years of senior-level sales and management expertise. Mr. Jewell served as the CRO at CSS LLC, the parent company of CloudKitchens, from 2022 to 2023. Prior to that he worked in various positions, including CRO at Juniper Networks from 2017 to 2023. Prior to that he served in senior global leadership roles at Brocade and Mitel, from 2005 to 2017. In 2021, Mr. Jewell was recognized by New Era as one of the top 10 most influential CRO’s Globally. Mr. Jewell graduated from the University of South Wales with an Honors Degree in Engineering.
David Gee is our Chief Marketing Officer (CMO), a position which he held since joining Cellebrite in March 2024 and brings more than 25 years of technology sales and marketing leadership experience. Mr. Gee served as CMO at Coherent Inc. from 2020 to 2022 and has also been a go-to market advisor and operator to several mid-stage high-growth startups. Previously Mr. Gee was the CMO at Imperva, CMO at Zuora and CMO and EVP of Marketing at Infoblox. Mr. Gee also held several senior marketing positions across different business groups at Hewlett-Packard for nine years including CMO of both HP Software and HP Enterprise Services. Mr. Gee held senior marketing and operational roles at Yahoo!, Sun Microsystems, and IBM earlier in his career. Mr. Gee earned his B.S. in Management Science and Marketing from Lancaster University and his MBA from Georgetown University.
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

Directors
Adam H. Clammer is a Director of Cellebrite and the Chairman of the Board, positions which he has held since the consummation of the Merger and December 2024, respectively. Mr. Clammer served as the Chief Executive Officer and a Director of TWC Tech Holdings II, LLC, from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR since 1995, where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as Chairman of the Board of LeadVenture, a position he has held since 2017. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.
Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since 2021. Dr. Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches at the Arison school of Business at Reichman University in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed the Masters of Business Administration and Global Masters of Business Administration programs. She is currently a Director at Bank esh Israel, a newly licensed retail bank in Israel as well as a member of the board of the Hebrew University in Jerusalem. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland. Dr. Baudot-Trajtenberg holds a BSc. In Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D in Economics from Harvard University.
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
Brandon Van Buren is a Director of Cellebrite, a position which he has held since May 2023. Mr. Van Buren is the Head of Technology Private Equity at Elliot Investment Management L.P., a position he has held since January 2024. Prior to this, Mr. Van Buren was a Partner at Light Street Capital Management, LLC, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2024. Mr. Van Buren was a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.

Table of Content
Family Relationships
There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors
Our directors, aside from our external directors, are elected by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to nominating rights contained in the Articles, (i) two directors (currently Adam H. Clammer and Brandon Van Buren), reasonably acceptable to Cellebrite, were nominated by the Sponsor (each a “Sponsor Director”); (ii) two directors (currently Ryusuke Utsumi and Yonatan Domnitz), reasonably acceptable to Cellebrite, were nominated by SUNCORPORATION (each a “SUN Director”); and (iii) one director, reasonably acceptable to Cellebrite, was nominated by IGP (“IGP Director”). IGP no longer has nomination rights as it no longer holds the requisite 10%, and accordingly IGP has no representative on the Company’s board. As of the date of this annual report, the Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. Our external directors, Mses. Gruber and Baudot-Trajtenberg were initially elected by our shareholders on November 29, 2021 and were re-elected on September 17, 2024. For more information, see “— External Directors.”
Nadine Baudot-Trajtenberg and Dafna Gruber are considered our external directors as required by Israeli Law. The Chairperson of Cellebrite’s board of directors is Adam H. Clammer, who has served in such capacity in accordance with the terms of the Articles since January 2025.

B.    COMPENSATION
Aggregate Compensation of Executive Officers and Directors
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2025 was approximately $26.6 million. This amount includes approximately $0.4 million set aside or accrued to provide for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to home office holders, and other benefits commonly reimbursed or paid by companies in Israel or the United States. Additionally, during the year ended December 31, 2025, we granted to our executive officers and directors under our equity incentive plans 2,882,183 Options, PSUs and RSUs.
The following is a summary of the salary or service fee expenses, cash bonuses, equity-based compensations and social benefit costs of our five most highly compensated executive officers in 2025, or the “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are as follows:
•Thomas E. Hogan. Compensation expenses recorded in 2025 of $520 thousand (plus VAT if applicable) in salary expenses, $24 thousand in social benefits costs, $425 thousand in cash bonus and $9,829 thousand in equity-based compensation.
•David Barter. Compensation expenses recorded in 2025 of $218 thousand in salary expenses, $13 thousand in social benefits costs, $185 thousand in cash bonus and $1,476 thousand in equity-based compensation. As Mr. Barter joined the Company during 2025, none of the aforementioned equity-based compensation had vested as of the filing date of this Report.

Table of Content
•Ronnen Armon. Compensation expenses recorded in 2025 of $347 thousand in salary expenses $105 thousand in social benefits costs, $188 thousand in cash bonus and $831 thousand in equity-based compensation.
•Marcus Jewell. Compensation expenses recorded in 2025 of $435 thousand in salary expenses, $44 thousand in social benefits costs, $356 thousand in cash bonus and $1,542 thousand in equity-based compensation.
•Dana Gerner (former CFO of the Company, who departed from Cellebrite in August 2025). Compensation expenses recorded in 2025 of $375 thousand in salary expenses, $135 thousand in social benefits costs, $274 thousand in cash bonus and $2,706 thousand in equity-based compensation.
The salary expenses mentioned above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with our Compensation Policy, we paid the above-mentioned cash bonuses to our Covered Executives upon achieving predetermined targets and an over achievement bonus as set by the compensation committee and the board of directors.
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
We pay each of our non-employee directors, an annual retainer of $60 thousand, and with respect to each of our expert external directors (as such term is defined in the Companies Law), an annual retainer of $75 thousand. We also grant our non-employee directors, including our external directors (as such term is defined in the Companies Law), equity in the Company. In September 2024, following the approval of our shareholders in the annual general meeting, we granted each of our non-employee directors, including each external director, and except for the then acting executive chairman of the board, an annual grant of RSUs having a Fair Market Value (as defined in the Company’s 2021 Share Incentive Plan) equal to $175 thousand. Such grant was initially made in September 2024 (except with respect to Michael D. Capellas, whose grant is made every January) and will thereafter be made annually, and also shall be made upon the election, re-election, or appointment of new non-employee directors (the “Annual Grants”). Our non-employee directors (except for our executive chairman of the board, if one is in place at the time of grant), will be eligible for Annual Grants after each anniversary of such grant and subject to continued service, with each such grant to vest upon the passage of 12 months from the date of grant and in accordance with the Company’s 2021 Share Incentive Plan.

Our CEO, Mr. Thomas Hogan, served as our executive chairman until December 31, 2024. During his tenure as executive chairman, he was entitled to (i) a fixed annual service fee of $150 thousand (plus VAT if applicable), provided he remained a Board member, (ii) a maximum annual bonus of $250 thousand, payable in two tranches based on performance targets, and (iii) reimbursement of medical insurance expenses. Upon commencement of his tenure in August 2023, he was also granted options to purchase 1,500,000 Ordinary Shares of the Company, with two thirds (1,000,000) vesting in four equal annual installments and one third (500,000) vesting upon achievement of a share price target, which was met prior to the date of the 2024 annual report.
Effective January 1, 2025, Mr. Hogan stepped down as executive chairman and, while continuing as a Board member, was appointed interim CEO until he was appointed permanent CEO on August 12,

Table of Content
2025. During his interim CEO tenure, his executive chairman cash compensation (service fee and bonus) was suspended, though vesting of his previously granted options continued. As interim CEO, he received compensation terms - including a fixed service fee, annual bonus, and additional equity grants in the form of RSUs and PSUs with performance criteria set by the board - that the Compensation Committee and Board of Directors determined were not more favorable than those of the prior CEO. These terms were approved in accordance with the Companies Law and applicable regulations.
On August 12, 2025, Mr. Hogan was appointed as our Chief Executive Officer on a permanent basis. In connection with this appointment, and following shareholder approval at the meeting held on September 19, 2025, his compensation terms were updated as follows: (i) a fixed annual service fee of $520,000, with the Board authorized to increase this amount by up to 5% annually at its discretion; (ii) a target annual bonus of $500,000, subject to annual performance-based criteria determined annually by the Compensation Committee and Board, with an opportunity for over-achievement of up to an additional 100%; and with the Board authorized to increase such bonus opportunity by up to 5% annually; (iii) equity compensation consisting of (a) a one-time grant of 107,008 RSUs for service as interim CEO-service (cliff vesting upon completion of the interim CEO term), (b) an initial equity grant upon appointment as CEO with a total value of $8 million, divided equally between RSUs (one-year cliff vesting from July 1, 2025) and PSUs (with one-year cliff vesting from July 1, 2025), with PSUs subject to relative TSR performance, and (c) annual equity grants of $8 million for each of 2026 through 2029, divided equally between RSUs (four-year quarterly vesting with one-year cliff) and PSUs (performance-based vesting under terms consistent with those applicable to the management team); (iv) continued reimbursement of medical insurance expenses, indemnification and D&O insurance, and business expense reimbursement; (v) continued vesting of outstanding equity awards granted upon appointment as executive chairman while serving as CEO; (vi) upon termination without cause, payment of six months' cash retainer, six months' annual bonus, and six months' acceleration of unvested CEO equity grants; (vii) double-trigger equity acceleration upon a change in control, with full vesting if awards are not assumed by a buyer, and conversion of PSUs to RSUs based on actual TSR at the time of change in control; and (viii) a three-month mutual notice period, with the Company having the right to shorten this period. If Mr. Hogan returns to the role of executive chairman, his compensation will revert to the terms applicable to that role, with continued vesting of equity awards while serving as a director.

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

Table of Content
Authorized Shares. As of December 31, 2025, there were options to purchase 185,827 Ordinary Shares outstanding under the 2008 Plan. Ordinary shares subject to options granted under the 2008 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Equity Incentive Plan (the “2021 Plan”).
Administration. Cellebrite’s board of directors, or a duly authorized committee of Cellebrite’s board of directors, administers the 2008 Plan. Under the 2008 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2008 Plan and any notices of grant or options granted thereunder, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2008 Plan and take all other actions and make all other determinations necessary for the administration of the 2008 Plan. If the administrator is a duly authorized committee of our board of directors, Cellebrite’s board of directors will determine the grant of options to be made, if any, to members of such committee.
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

Table of Content
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
2019 Share Option Plan
Cellebrite’s 2019 Share Option Plan (the “2019 Option Plan”) was adopted by our board of directors on June 17, 2019. The 2019 Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Cellebrite. No further grants of options were allowed after the Company’s adoption of the 2021 Share Incentive Plan (described below); however, options granted under the 2019 Option Plan before such adoption continue in effect in accordance with their terms.
Authorized Shares. As of December 31, 2025, there were options outstanding to purchase 1,141,141 Ordinary Shares under the 2019 Option Plan. Ordinary shares subject to options granted under the 2019 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan.

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
Administration. Cellebrite’s board of directors, or a duly authorized committee of Cellebrite’s board of directors, administers the 2019 Option Plan. Under the 2019 Option Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Option Plan and any notices of grant or options granted thereunder, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2019 Option Plan and take all other actions and make all other determinations necessary for the administration of the 2019 Option Plan. If the administrator is a duly authorized committee of our board of directors, Cellebrite’s board of directors will determine the grant of options to be made, if any, to members of such committee.
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

2019 Restricted Share and Restricted Share Units Plan
Cellebrite’s 2019 Restricted Share and Restricted Share Units Plan (the “2019 Plan”) was adopted by our board of directors on June 17, 2019. The 2019 Plan provides for the grant and issuance of restricted shares, RSUs or other share-based awards (collectively, awards) to employees, directors, officers, consultants, advisors and other service providers of Cellebrite and its affiliates.
Authorized Shares. As of December 31, 2025, there were no awards related to Ordinary Shares outstanding under the 2019 Plan.
Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2019 Plan. Under the 2019 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Plan and any award agreements or awards granted thereunder, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2019 Plan and take all other actions and make all other determinations necessary for the administration of the 2019 Plan. The administrator also has the authority to amend and rescind rules, policies and regulations relating to the 2019 Plan or terminate the 2019 Plan at any time before the date of expiration of its ten year term.
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

Table of Content
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

Table of Content
Shares Available for Grants. As of December 31, 2025, there were 11,297,923 Ordinary Shares underlying outstanding awards (including options, PSUs and RSUs) under the 2021 Plan, and 17,898,577 Ordinary Shares available for future grant under the 2021 Plan. The maximum number of Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,716,872 shares, equal to 10% of our outstanding shares immediately after the closing of the Merger, (ii) any shares subject to awards under the 2008 and the 2019 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, unless a lower number is determined by our board of directors. This increase took effect on January 1, 2026. No more than 24,100,000 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2019 Option Plan or the 2008 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
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

Table of Content
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

Table of Content
Transactions. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.
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
Authorized Shares. The maximum number of shares of our common stock which was initially available for issuance under the ESPP was not to exceed 1% of our outstanding shares immediately after the closing of the Merger. On the first day of each fiscal year beginning with our 2023 fiscal year and ending on and including the fiscal year of 2033, the initial pool of Ordinary Shares available for issuance under the ESPP has and shall be increased by that number of our Ordinary Shares equal to the lesser of:
•1% of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or
•such smaller amount as our board of directors may determine.
In 2025 the Company issued a total of 345,718 shares with respect to ESPP. In no event will more than 36,150,000 Ordinary Shares (subject to adjustment as provided for in the ESPP) be available for issuance under the Section 423 Component.
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

Board of Directors
Under the Companies Law and the Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Pursuant to the Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our board of directors consists of no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, each year the term of office of only one class of directors will expire.
Our directors who are not external directors are divided among the three classes as follows:
•the Class I directors are Troy K. Richardson and Yonatan Domnitz, and their terms will expire at the annual general meeting of shareholders to be held in 2028; and
•the Class II directors are Brandon Van Buren, Michael D. Capellas, and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and
•the Class III directors are Adam H. Clammer and Thomas E. Hogan, and their terms will expire at our annual meeting of shareholders to be held in 2027.

Table of Content
Our directors, aside from our external directors, were generally appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting (in person or by proxy) at the annual general meeting of our shareholders. However, pursuant to the specific director appointment rights contained in the Articles, (i) two directors reasonably acceptable to Cellebrite were nominated by the Sponsor (each a “Sponsor Director”); and (ii) two directors reasonably acceptable to Cellebrite were nominated by SUNCORPORATION (each a “SUN Director”). As of the date of this annual report, the Articles provide in respect of future director appointment rights that (i) one director is to be nominated by the Sponsor and reasonably acceptable to Cellebrite; and (ii) two directors are be nominated by SUNCORPORATION and reasonably acceptable to Cellebrite. Our external directors who were elected by our shareholders on November 29, 2021 and re-elected by our Shareholders for a second 3 years term on September 17, 2024 are Mses. Gruber and Baudot-Trajtenberg. For more information, see “— External Directors.”
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

Table of Content
Under the Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors, the Sponsor Directors and the SUN Directors) from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office or in case of a Sponsor Directors or SUN Directors, by a majority of the holders of the respective director appointment rights. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

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

Chairperson of the Board
The Articles provide that the Chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
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

Table of Content
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

Table of Content
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
Our audit committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and Troy K. Richardson, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq rules. Dafna Gruber serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board has determined that Dafna Gruber is an audit committee financial expert as defined by the SEC rules.

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
Our compensation committee consists of Dafna Gruber, Nadine Baudot-Trajtenberg and Brandon Van Buren. Nadine Baudot-Trajtenberg serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq and that each satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

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

Nominating and Governance Committee
Our nominating and governance committee consists of Yonatan Domnitz, Michael D. Capellas and Adam Clammer. Mr. Clammer serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:
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

Technology and Strategy Committee
Our Technology and Strategy committee, which was formed in February 2025, consists of Michael D. Capellas, Adam H. Clammer and Troy K. Richardson. Mr. Capellas serves as chairperson of the committee. The Committee was established to assist the Board in fulfilling its oversight responsibilities related to the our technology, strategy, innovation, and major investments, including mergers and acquisitions (M&A), and to ensure alignment between technological investments and our strategic objectives, competitive positioning, and market needs. Our board of directors has adopted a Technology and Strategy committee charter setting forth the responsibilities of the committee, which include, but not limited to:
•reviewing and monitoring our long-range strategy and business plans;
•evaluating emerging technology trends and assessing their potential impact on our business and industry;

Table of Content
•advising management on fostering a culture of innovation and continuous improvement;
•overseeing major product development initiatives and assessing their alignment with our strategic goals, and evaluating the progress of key technology projects.
•assessing major technology investments, including mergers and acquisitions;
•evaluating our strategies for recruiting, retaining, and developing top talent in research and development (R&D) and product development roles;
•assessing our risk mitigation plans relating to products based on new technology or significant innovations to existing technology; and evaluating the effectiveness of our product and technology roadmaps, while ensuring alignment between technological investments and our strategic objectives, competitive positioning, and market needs.

Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law (which refers to the Internal Audit Law 5752-1992), the internal auditor shall not, outside the body in which he or she serves as internal auditor, have any responsibility which creates or is liable to create a conflict of interests with his or her responsibility as internal auditor. In addition, the internal auditor shall not, in the body in which he or she serves as internal auditor, have any responsibility other than internal audit, except for the responsibilities of a commissioner of public complaints or of a commissioner of employees’ complaints, and even that only if the additional responsibility does not interfere with the performance of his or her primary responsibility. As of December 31, 2025, our internal auditor is BDO, represented by Ms. Dana Erlich-Gottesman.

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

Table of Content
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
Pursuant to the Articles, a transaction between the company and an office holder, and a transaction between the company and another entity in which an office holder of the company has a personal interest, in each case, which is not an non extraordinary transaction (as defined above), shall require only the approval by the board of directors or a committee of the board of directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

Table of Content
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

Table of Content
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
Exculpation, Insurance and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. The Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
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

Table of Content
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
The Articles allow us to exculpate, indemnify, and insure our officer holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
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

Table of Content
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

D.    EMPLOYEES
As of December 31, 2025, we had 1,285 full-time employees, consisting of 209 employees in cost of services, 483 employees in research and development, 141 employees in general and administrative and 452 employees in sales and marketing. Among our full-time employees as of December 31, 2025, 545 were in Israel, 426 were in North America, 209 were in Europe, 76 were in Asia Pacific and 29 in Latin America. Our employees are driven by the ability to accelerate justice for the public safety as well as contributing directly to a safer corporate environment.

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

Table of Content
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
The percentage of Ordinary Shares beneficially owned is computed on the basis of 249,439,817 Ordinary Shares outstanding as of February 23, 2026.
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

Table of Content

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
5% Holders:
SUNCORPORATION(1)	106,065,324	42.52%
True Wind Capital Management (2)	13,861,007	5.56%
Name and Address of Beneficial Owners Executive Officers and Directors
Thomas E. Hogan	*	*
Marcus Jewell	*	*
David Barter	*	*
Sigalit Shavit	*	*
Ronnen Armon	*	*
Chris Wade	*	*
David Gee	*	*
Holly Windham	*	*
Zohar Tadmor-Eilat	*	*
Ryusuke Utsumi	*	*
Yonatan Domnitz	*	*
Michael D. Capellas	*	*
Adam H. Clammer(3)	*	*
Brandon Van Buren	*	*
Troy K. Richardson	*	*
Dafna Gruber	*	*
Nadine Baudot-Trajtenberg	*	*
All Executive Officers and Directors as a Group	3,741,061	1.5%
____________
* Less than 1%

Table of Content
(1)    According to a Schedule 13G filed with the SEC on February 24, 2026, SUNCORPORATION is the sole beneficial owner of the Ordinary Shares. Its address is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555, Japan. SUNCORPORATION is a publicly traded company on the Tokyo Stock Exchange. On April 19, 2024, an affiliate of TWC Tech Holdings II, LLC announced that it had acquired approximately 19% of the common shares of SUNCORPORATION.
(2)    Based on the Schedule 13D filed with the SEC on March 18, 2025, and on other information known to the company, as of February 23, 2026 TWC Tech Holdings II, LLC directly held 13,861,007 Ordinary Shares of which 12,361,007 are vested and 1,500,000 are subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions. For more information, see “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions —Restricted Sponsor Shares and Price Adjustment Shares—Restricted Sponsor Shares and Price Adjustment Shares.” TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. (collectively, the True Wind Entities"). The  True Wind Entities and James H. Greene Jr. and Adam H. Clammer (as the managing members of True Wind Capital Management GP, LLC) may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by TWC Tech Holdings II, LLC. The address of each the persons named in this footnote is c/o True Wind Capital Management, L.P., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
(3)    See footnote (2) above. Based on the Schedule 13D filed with the SEC on March 18, 2025 and on other information known to the company, as of February 23, 2026 Mr. Clammer may be deemed the beneficial owner of 14,671,802 Ordinary Shares as follows: (i) 13,861,007 Ordinary Shares beneficially owned through TWC Tech Holdings and (ii) 750,000 Ordinary Shares directly held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets, and (iii) 60,795 Ordinary Shares held directly by Mr. Clammer that were obtained by Mr. Clammer by virtue of his position as a member of the board of directors of the Issuer.
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2025, there were 21 registered holders of our shares in the United States, including Cede & Co., the nominee of the Depository Trust Company, together holding approximately 57.3% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

B.    RELATED PARTY TRANSACTIONS
    The below is a description of all reportable related party transactions since January 1, 2025:

Distribution Agreement with SUNCORPORATION
Under a Distribution Agreement with SUNCORPORATION, dated May 14, 2025, SUNCORPORATION acts as a non-exclusive distributor for the promotion, marketing and sale of our mobile solutions in Japan. The current agreement is set to expire on March 31, 2026. We intend to renew the engagement with SUNCORPORATION upon the agreement’s expiration. Both the current Distribution Agreement and its expected renewal were approved by our audit committee on March 13, 2025 and February 8, 2026, respectively, following our audit committee’s determination that neither the current Distribution Agreement nor its expected renewal is an "extraordinary transaction" under the Companies Law.

Table of Content

Restricted Sponsor Shares and Price Adjustment Shares
As set forth in the Merger Agreement, 7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares eligible to vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000 if at any time during the Price Adjustment Period (as defined in the Merger Agreement) the price of our Ordinary Shares is greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. Upon the expiration of the Price Adjustment Period, any unvested shares that have not vested as of such time will be forfeited. The Company’s security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distributions, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested. As of December 31, 2025, two of the Restricted Sponsor Shares Triggering Events have occurred resulting in the vesting of an aggregate of 6,000,000 Restricted Sponsor Shares and the removal of restrictions on such shares.
As set forth in the Merger Agreement, holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Merger, are eligible to receive up to 15,000,000 Ordinary Shares issuable in three tranches of 5,000,000 if at any time during the Price Adjustment Period the price of Ordinary Shares was greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in Merger Agreement) before the five year anniversary of the closing date of the Merger. As of December 31, 2025, all three of the Price Adjustment Share Triggering Events have occurred and we have issued the full 15,000,000 Price Adjustment Shares.
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

B.    SIGNIFICANT CHANGES
A discussion of significant changes since December 31, 2025 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

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
B.    MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

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
The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Articles or by the laws of the State of Israel.

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
Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cellebrite with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Moreover, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under an applicable treaty and the holder is eligible for benefits under the treaty and elects its application. However, IRS notices indicate that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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
Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. In addition, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of Ordinary Shares unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. However, IRS notices indicate that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
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
Cellebrite expects that it would be considered “publicly traded” for the 2025 taxable year because its stock was publicly traded, other than in de minimis quantities, for at least twenty days during the 2025 taxable year. Therefore, Cellebrite will apply the 50% passive asset test using the fair market value of its assets. This determination, however, is subject to uncertainty. In addition, Cellebrite’s status may depend, in part, on how quickly it utilizes its cash on-hand and cash from future financings in its business.
Based on the foregoing and on the composition of its income, the composition and estimated fair market value of its assets and the nature of its business, with respect to the taxable year ended December 31, 2025, Cellebrite believes that it was not a PFIC and presently does not anticipate that it will be a PFIC based upon the value of its assets, including any goodwill, and the nature and composition of its income and assets.
Nevertheless, whether Cellebrite is treated as a PFIC is determined on an annual basis. As discussed above, the determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Cellebrite’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Cellebrite will be a PFIC in 2025 or for any future taxable year. Furthermore, the value of Cellebrite’s gross assets is likely to be determined in part by reference to its market capitalization, which may fluctuate significantly. In addition, Cellebrite’s U.S. counsel expresses no opinion with respect to Cellebrite’s PFIC status for, 2025, 2026 or future taxable years.
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

Table of Content
In May 2019, we filed a notification that Cellebrite wishes to apply the new benefits under the 2017 Amendment. Accordingly, we are not entitled to Beneficiary Enterprise tax benefits as of January 1, 2019, however certain other provisions described above with respect to the distribution or payment out of income that was previously earned under the Beneficiary Enterprise regime may still apply.

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
On February 16, 2020 Cellebrite received a Tax Ruling from the Israel Tax Authority regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Encouragement Law. The Tax Ruling was valid from 2019 until tax year 2023 (inclusive). The company applied to the Israel Tax Authority during 2025 for a new ruling (the “New Ruling”) regarding its entitlement to tax benefits as a Preferred Technological Enterprise, subject to the compliance with the conditions settled in such tax ruling, and is expected to be

Table of Content
valid from 2024 until tax year 2028 (inclusive).The New Ruling has yet to be obtained, and there is no assurance that it will be obtained or as to its final conditions.
From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of our shareholders
Capital gains taxes applicable to non-Israeli resident shareholders.
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).
Individual shareholders whose income from the sale of securities is considered as business income in Israel are taxed at the marginal tax rates applicable to business income (up to 47% in 2025), including surtax, if applicable, as described below.
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
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2025). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” (as defined above) at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025 and 2026, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, that took effect on January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
Not applicable.

Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.
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
Based on its evaluation, management concluded the company’s internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm
The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global Limited, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2025 is provided on page F-2, as included under Item 18 of this annual report.

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

Table of Content
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
Kost Forer Gabbay & Kasierer, a member of EY Global Limited, served as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and December 31, 2024. Following are the fees for professional services in each of the respective fiscal years:

	2025	2024
	($ in thousands)
Audit fees(1)	$781	$781
Tax fees(2)	203	213
Audit related	231	242
Total	$1,215	$1,236

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

(2)
“Tax fees” include fees for professional services rendered during the years ended December 31, 2025 and 2024 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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
None.

Table of Content
G.    CORPORATE GOVERNANCE
We are a “foreign private issuer” under the Exchange Act, and our Ordinary Shares are listed on Nasdaq. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions (i.e., provided that we disclose which requirements we are not following and the equivalent Israeli requirement). We currently rely on this “home country practice exemption” only with respect to the following requirements:
•Quorum requirement. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Those minimal attendance levels are lower than 33 1/3% of the issued share capital, which is the minimal quorum permitted under the corporate governance rules of Nasdaq.
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
In fiscal year 2025, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks. Computer viruses, hackers, employees and other external hazards could expose our information systems to cybersecurity breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, as further described in “Part I, Item 3.D. Risk Factors - We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation”.

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
Please refer to pages F-1 through F-31 of this Annual Report.
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

4.6††	2021 Cellebrite DI Ltd. Share Incentive Plan, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on March 18, 2025.
4.7††	2021 Cellebrite DI Ltd. Employee Share Purchase Plan, incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on March 18, 2025.
4.8††
Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-256177) filed with the SEC on August 5, 2021.

Table of Content

4.9††	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40772) filed with the SEC on April 27, 2023.
4.10*	Office Lease Agreement, dated as of January 12, 2015, by and between the Azorei Malal Industries Ltd. and Cellebrite DI Ltd., and amendments thereto.
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

Cellebrite DI Ltd.
March 3, 2026	By:	/s/ Thomas E. Hogan
Name: Thomas E. Hogan
Title: Chief Executive Officer

Table of Content
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

Audited Consolidated Financial Statements (as of and for the Year Ended December 31, 2025)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CELLEBRITE DI Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CELLEBRITE DI Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligation and the timing of revenue recognition, and the determination of stand-alone selling prices for each distinct performance obligation.

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

Business Combination
Description of the Matter
As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of all the equity shares of Corellium Inc. (“Corellium”) for a total consideration of $150 million in cash, and an additional contingent consideration liability (the "earn-out") of up to $30 million (the “Corellium Acquisition”). The transaction was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

Auditing the Company's accounting for the Corellium Acquisition was complex due to the significant estimation uncertainty in determining the fair values of the identified intangible assets, which consisted primarily of $58 million of technology.

The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the value of the technology included certain assumptions that form the basis of the forecasted results, specifically, revenue growth rates, EBITDA and discount rate. These significant assumptions relate to the future performance of Corellium, are forward-looking, and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained understanding, evaluated the design and tested the operating effectiveness of the internal controls over the Company’s accounting of the Corellium Acquisition. This included testing controls over the estimation process supporting the recognition and measurement of the developed technology intangible asset, including the valuation models and underlying assumptions used to develop such estimates.

To test the estimated fair value of the technology intangible asset, we performed audit procedures that included, among others, evaluating the significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we compared the revenue growth rates and expected costs to historical financial information, comparable companies and market and economic trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. Our valuation specialists’ procedures included, among others, developing a range of independent estimates for the discount rates used in the valuation models and comparing those to the discount rates selected by management. We also performed a sensitivity analysis of the discount rate, revenue projections and EBITDA to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2022.
Tel-Aviv, Israel
March 3, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CELLEBRITE DI Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CELLEBRITE DI Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CELLEBRITE DI Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 3, 2026, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel
March 3, 2026

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	$124,457	$191,659
Short-term deposits	161,049	153,746
Marketable securities	151,544	101,818
Trade receivables (net of allowance for credit losses of $506 and $594 as of December 31, 2025 and December 31, 2024, respectively)	104,972	82,358
Prepaid expenses and other current assets	19,630	23,246
Contract acquisition costs	6,595	5,827
Inventories	7,603	8,939
Total current assets	575,850	567,593

Non-current assets
Other non-current assets	14,618	7,682
Marketable securities	97,959	36,601
Deferred tax assets, net	10,880	11,072
Property and equipment, net	22,209	16,995
Operating lease right-of-use assets	16,308	10,604
Intangible assets, net	81,469	11,306
Goodwill	119,559	28,714
Total non-current assets	363,002	122,974
Total assets	$938,852	$690,567

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31, 2025		December 31, 2024
Liabilities and Shareholders equity

Current liabilities
Trade payables	$16,834		$11,077
Other accounts payable and accrued expenses	71,244		63,330
Deferred revenues	277,583		216,970
Operating lease liabilities	3,996		4,125
Total current liabilities	369,657		295,502

Long-term liabilities
Other long-term liabilities	16,677		6,954
Deferred revenues	49,526		45,247
Operating lease liabilities	18,674		6,844
Total long-term liabilities	84,877		59,045

Total liabilities	$454,534		$354,547

Commitments and contingencies

Shareholders’ equity
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 248,622,818 and 234,566,473 shares issued and 248,581,042 and 234,524,697 shares outstanding as of December 31, 2025 and 2024, respectively	—	*	—	*
Additional paid-in capital	568,721		498,883
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)		(85)
Accumulated other comprehensive income	2,220		2,086
Accumulated deficit	(86,538)		(164,864)

Total Shareholders’ equity	484,318		336,020

Total liabilities and shareholders’ equity	$938,852		$690,567
* Less than $1.

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Revenue:
Subscription services	$330,765	$271,028	$209,751
Term-license	96,245	82,007	70,663
Other non-recurring	17,771	17,285	13,561
Professional services	30,894	30,883	31,135
Total revenue	475,675	401,203	325,110

Cost of revenue:
Subscription services	37,461	26,004	19,219
Term-license	87	—	6
Other non-recurring	15,617	16,200	13,766
Professional services	22,007	20,389	20,240

Total cost of revenue	75,172	62,593	53,231

Gross profit	400,503	338,610	271,879

Operating expenses:
Research and development	113,877	98,415	84,386
Sales and marketing	154,814	132,389	110,813
General and administrative	65,332	50,900	43,443

Total operating expenses	334,023	281,704	238,642

Operating income	66,480	56,906	33,237

Financial income (expense), net	24,198	(332,890)	(108,800)

Income (loss) before tax expenses	90,678	(275,984)	(75,563)

Tax expense	12,352	7,023	5,537

Net income (loss)	$78,326	$(283,007)	$(81,100)

Net income (loss) per share:
Basic net income (loss) per ordinary share	$0.32	$(1.35)	$(0.43)
Diluted net income (loss) per ordinary share	$0.31	$(1.35)	$(0.43)
Weighted average number of ordinary shares used in computing basic net income (loss) per share	$241,626,316	$209,471,827	190,154,549
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	$249,903,126	$209,471,827	190,154,549

	Year Ended December 31,
	2025	2024	2023
Net income (loss)	$78,326	$(283,007)	$(81,100)

Change in foreign currency translation adjustment	(1,298)	1,410	(1,039)

Change in unrealized gain on marketable securities:
Unrealized gain arising during the period, net	317	113	506

Net change (net of tax effect of $35, $33 and $2)	317	113	506

Change in unrealized gain (losses) on cash flow hedges:
Unrealized gain (losses) arising during the period	4,559	(172)	(48)
Less -reclassification adjustment for net (losses) gain realized and included in net income	(3,444)	(315)	1,300

Net change (net of tax effect of $152, $66 and $171)	1,115	(487)	1,252

Total other comprehensive income	134	1,036	719

Comprehensive income (loss)	$78,460	$(281,971)	$(80,381)

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary Shares Amount	Share capital		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	(Accumulated deficit) retained earnings	Total

Balance at December 31, 2022	193,014,155	$—	*	$(125,624)	$(85)	$331	$199,243	$73,865
Net loss	—	—		—	—	—	(81,100)	(81,100)
Other comprehensive income	—	—		—	—	719	—	719
Share-based compensation	—	—		18,998	—	—	—	18,998
Exercise of share options, vested RSUs, PSUs and ESPP	10,216,773	—	*	21,730	—	—	—	21,730
Balance at December 31, 2023	203,230,928	$—	*	$(84,896)	$(85)	$1,050	$118,143	$34,212
Net loss	—	—		—	—	—	(283,007)	(283,007)
Other comprehensive income	—	—		—	—	1,036	—	1,036
Share-based compensation	—	—		30,575	—	—	—	30,575
Exercise of share options, vested RSUs, PSUs and ESPP	9,688,962	—	*	20,479	—	—	—	20,479
Reclassification and release of Restricted Sponsor Shares	—	—		113,136	—	—	—	113,136
Reclassification and issuance of Price Adjustment Shares	11,495,722	—	*	254,766	—	—	—	254,766
Reclassification and exercise of public and private Warrants	10,109,085	—	*	164,823	—	—	—	164,823
Balance at December 31, 2024	234,524,697	$—	*	$498,883	$(85)	$2,086	$(164,864)	$336,020
Net income	—	—		—	—	—	78,326	78,326
Other comprehensive income	—	—		—	—	134	—	134
Share-based compensation	—	—		44,892	—	—	—	44,892
Exercise of share options, vested RSUs, PSUs and ESPP	10,552,067	—	*	24,946	—	—	—	24,946
Issuance of Price Adjustments Shares	3,504,278	—	*	—	—	—	—	—	*
Balance at December 31, 2025	248,581,042	$—	*	$568,721	$(85)	$2,220	$(86,538)	$484,318
* Less than $1.

Cellebrite DI Ltd. and its Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$78,326	$(283,007)	$(81,100)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	44,892	30,575	18,998
Amortization of premium, discount and accrued interest on marketable securities	(2,371)	(2,904)	(1,106)
Depreciation and amortization	11,867	10,607	10,011
Disposal and write-off of property and equipment	554	—	—
Abandonment of right‑of‑use assets and disposal of leasehold improvements	1,760	—	—
Interest income from short-term deposits	(8,164)	(10,736)	(7,737)
Deferred tax assets, net	75	(4,015)	5,125
Remeasurement of Warrant liability	—	110,664	34,102
Remeasurement of Restricted Sponsor Shares liability	—	65,889	29,715
Remeasurement of Price Adjustment Shares liability	—	173,051	55,531
(Increase) decrease in trade receivables	(15,781)	(5,829)	2,271
Increase in deferred revenues	49,768	22,317	46,114
Increase in other non-current assets	(6,936)	(341)	(5,610)
Decrease (increase) in prepaid expenses and other current assets	5,614	3,201	(9,211)
Changes in operating lease right-of-use assets	4,585	5,335	4,362
Changes in operating lease liabilities	547	(4,839)	(4,196)
Decrease in inventories	1,632	982	243
Increase in trade payables	4,943	2,755	3,691
Increase in other accounts payable and accrued expenses	4,248	17,586	734
(Decrease) increase in other long-term liabilities	(2,015)	880	121
Net cash provided by operating activities	173,544	132,171	102,058

Cash flows from investing activities:
Purchases of property and equipment	(13,225)	(8,566)	(5,231)
Cash paid in conjunction with acquisitions, net of acquired cash	(147,456)	(2,748)	—
Purchase of intangible asset	—	(2,043)	(2,687)
Investment in marketable securities	(321,231)	(127,789)	(55,317)
Proceeds from maturity of marketable securities	152,992	59,971	56,336
Proceeds from sales of marketable securities	59,809	—	—
Investment in short-term deposits	(187,000)	(207,000)	(89,000)
Redemption of short-term deposits	187,861	138,702	73,359
Net cash used in investing activities	(268,250)	(149,473)	(22,540)

Cash flows from financing activities:
Exercise of options	20,097	17,265	19,142
Proceeds from Employee Share Purchase Plan	4,956	3,344	2,623
Exercise of public warrants	—	53	—
Redemption of public warrants	—	(11)	—
Net cash provided by financing activities	25,053	20,651	21,765

Net (decrease) increase in cash, cash equivalents and restricted cash	(69,653)	3,349	101,283
Net effect of currency translation on cash, cash equivalents and restricted cash	2,451	(1,207)	589
Cash, cash equivalents and restricted cash at beginning of year	191,659	189,517	87,645
Cash and cash equivalents and restricted cash at end of year	$124,457	$191,659	$189,517

Supplemental disclosure of cash flow information:
Income taxes (received) paid	$(549)	$7,706	$10,047

Supplemental disclosure of Non-cash investment activities:
Operating lease liabilities arising from obtaining right of use assets	$11,154	$1,884	$4,363
Reclassification and release of Restricted Sponsor Shares	$—	$113,136	$—
Reclassification and issuance of Price Adjustment Share	$—	$254,766	$—
Reclassification and exercise of public and private Warrants	$—	$164,770	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General
a.Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries delivers AI-powered digital investigative and intelligence solutions comprising software and services for legally sanctioned investigations. The Company’s suite of solutions allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations The Company’s primary shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 20).
On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (“SPAC”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.
b.On December 1, 2025, the Company entered into a Business Combination Agreement (the “Corellium Merger Agreement”) with Corellium, Inc. (“Corellium”). Corellium is a U.S. based provider of Arm hypervisor virtualization technology used in secure software development across mobile, automotive, and IoT applications. Following the transaction, Corellium became a wholly owned subsidiary of the Company in the United States (see also Note 3).

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
As of December 31, 2025 and 2024, all of the Company's marketable securities investments were classified as "available-for-sale" ("AFS") and are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income (loss).
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial income (expense) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2025 and 2024 credit losses were immaterial.
H.Trade Receivable
Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. As of December 31, 2025 and 2024, the allowances for credit losses of trade receivable were $506 and $594 respectively.
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
During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory write-offs in the amounts of $1,092, $605 and $608, respectively. Such write-offs were included in cost of revenues.
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
During the year ended December 31, 2025, 2024 and 2023, no material impairment losses have been identified.
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
M.Revenue recognition
The Company’s revenue are comprised of four main categories: (a) Subscription Services, including support services (updates, upgrades and technical support) on term-based agreements and SaaS subscriptions; (b) Term Licenses; (c) other non-recurring; and (d) professional services.
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
The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, and the contract has commercial substance.
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
The Company primarily sells term-based licenses which provide customers with the right to use the software for a fixed term typically ranging from one to three years. The Company concluded that the software license is distinct as the customer can benefit from the software on its own.
Subscription revenues are derived from maintenance, support and SaaS subscriptions, which are considered distinct performance obligations. Maintenance and support revenues include unspecified software updates and upgrades released when and if available as well as software support and technical customer support. A portion of the Company’s maintenance revenue corresponds with the perpetual licenses which corresponds with how the Company once engaged with customers.
Other non-recurring revenue is primarily derived from hardware sold mainly in conjunction with new software licenses.
Professional services revenue primarily consist of distinct training, advanced services and implementation services. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts generally do not include a significant financing component. The Company also applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company generally does not offer right of return to its contracts.
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
The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenues related to the software licenses are recognized when the control over the license is provided to the customer and the license term begins. Subscription revenue are recognized ratably over the service period. Revenues related to other professional services are recognized as services are performed, using the method that best depicts the transfer of services to the customer. Revenues related to hardware are generally recognized upon delivery.
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
Amortization of deferred contract acquisition cost for the year ended December 31, 2025, 2024 and 2023 were $12,824, $9,725 and $9,596 respectively.
Assets recognized from the costs incurred to obtain a contract were $7,491 and $6,495 as of December 31, 2025 and 2024, respectively.
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
b.The US Subsidiary has a defined contribution plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) which covers eligible U.S. employees as they are defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The Company, at its discretion, matches 100% of employee contributions to the greater of 6% of the participant’s compensation. For the year ended December 31, 2025, 2024 and 2023, the Company made 401(k) plan contributions of `approximately $2,855, $2,585, and $2,043, respectively.

For the year ended December 31, 2025, 2024 and 2023 severance pay expenses amounted to $6,439, $5,581, and $4,305, respectively.
R.Advertising Expenses
Marketing events expenses and other related advertising expenses are charged to expense as incurred. Marketing events and advertising expenses for the years 2025, 2024 and 2023 were $10,919, $10,193, and $7,853, respectively.
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
For awards with graded vesting schedule subject to service condition, the Company recognize compensation costs based on the straight line attribution method over the requisite service period of the awards. The Company recognizes forfeitures of equity-based awards as they occur.
The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model and for ESPP awards Monte Carlo pricing model.
The Company measures the grant date fair value of its RSUs based on the closing market price of the ordinary share on the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.
The Company used the following weighted-average assumptions for options granted to employees and non-employees:

	2024	2023
Contractual period in years	10	10
Volatility	45.9% - 53.8%	50.3% - 51.8%
Risk free interest rate	3.8% - 4.4%	3.7% - 4.5%
Dividend yield	0%	0%
Exercise price	$9.25 - $17.81	$4.95 - $7.99
Fair value of Ordinary Share	$9.25 - $17.81	$4.95 - $7.99
Expected term	6.11	6.11
There were no options granted during the year ended December 31, 2025.
The fair value of ESPP was estimated on the grant date using Monte Carlo valuation methodology with the following weighted average assumptions:

	Year Ended December 31,
	2025	2024	2023
Volatility	44.1%-47.1%	35.7%-38.7%	39.7%-50.5%
Expected term	6 months	6 months	6 months
Risk-free interest rate	3.8%-4.2%	4.4%-5.3%	4.2%-5.1%
Share price	$16.35-$17.14	$10.44-$20.36	$4.69-$8.42
Dividend yield	0%	0%	0%
These assumptions and estimates were determined as follows:
Fair value of Ordinary shares — In determining the fair value of ordinary shares, the board of directors considered the grant date fair value for share-based awards as of the closing price of the Company’s ordinary shares on Nasdaq on the business day prior to grant date.
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
Expected volatility Options — The Company determined the expected volatility based on historical share price daily volatility for the expected term of the share options.
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
•    Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that are significant to the fair value of the asset or liability at measurement date.
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
The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive income (loss) in the balance sheets and reclassified to the statements of income (loss) in the period the related hedged items affect earnings.
The fair value of derivative instruments liabilities and assets balances as of December 31, 2025 and 2024, totaled $1,782 and $442, respectively.
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
X.Intangible assets
Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Core technology	4 - 8
Facility clearance	15
Customer relationship	7 - 12
Backlog	1.5
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
The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Company’s Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.
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

AB.Basic and diluted net income (loss) per share
The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to Common shareholders for the period to be allocated between Common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The holders of the Company's participating securities are entitled to dividends that would be distributed to the holders of Common shares, on a pro-rata basis. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period.
The Company's participating securities consists of the Restricted sponsor share and Restricted share awards (“RSA”), which, in the event of a dividend distribution, will be entitled to non-forfeitable dividends on a proportional basis with the common shares. The Company does not allocate losses to these participating securities as they do not share in the Company's losses.
The potentially dilutive share options to purchase ordinary shares, RSU’s and PSU’s that were excluded from the computation amounted to 4,348,081, 4,032,065 and 7,848,793 for the years ended December 31, 2025, 2024 and 2023, respectively, because including them would have been anti-dilutive.
The Restricted sponsor shares and Price adjustments shares, in the amount of 7,500,000 and 15,000,000, respectively, that are subject to the occurrence of certain conditions, were excluded from the diluted net income (loss) per share calculation for the years ended December 31, 2024 and 2023, as the conditions were not satisfied. As of December 31, 2025, two of the triggering events for the Restricted Sponsor Shares and three for the Price Adjustment Shares have occurred, resulting in the vesting and issuance of an aggregate of 6,000,000 shares that were released from restriction and 15,000,000 Ordinary Shares, respectively. As of December 31, 2025, only the third tranche of 1,500,000 Restricted Sponsor Shares remained.
Public warrants and Private warrants in the amount of 19,999,449 and 9,666,667, were excluded from the diluted income (loss) per share for the years ended December 31, 2024 and 2023, as the inclusion would have been anti-dilutive. As of December 31, 2025 all warrants were exercised by their holders or redeemed by the Company in 2024, adding a total of 10,109,085 Ordinary Shares to the Company’s outstanding shares.
AC.Recently issued accounting pronouncements
Recently adopted accounting pronouncements:

a.In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. For additional information see Note 18 of these consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:
a.In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

b.In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

c.In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which modernizes the accounting for internal-use software costs to reflect incremental and iterative development methods. The amendments remove prescriptive development stages and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted and application on a prospective, modified retrospective, or retrospective basis. The Company is currently evaluating the impact of ASU 2025-06 on the consolidated financial statements and related disclosures.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 3. Business combination
a.Acquisition of Corellium:
On December 1, 2025, the Company completed the acquisition of 100% of the shares of Corellium, a U.S. based provider of Arm hypervisor virtualization technology used in secure software development across mobile, automotive, and IoT applications. The acquisition was completed to expand the Company’s product portfolio.
The purchase consideration for the acquisition was $156,116, which included $154,715 cash consideration and the fair value of liability classified contingent consideration ("Earn-out") of $1,401 (Refer to Note 15, for more information on the fair value of our contingent consideration liability). The Earn-out will be subsequently measured at fair value, with changes in fair value recognized within operating expenses or income. The purchase consideration does not include $20,000 fair value of RSAs that are subject to continued employment. The RSAs are recognized as compensation expense over the requisite service period. The acquisition was accounted for as a business combination.

The purchase price allocation as of the acquisition date was as follows:

Amount
Net assets	$10,068
Technology	57,667
Backlog	5,035
Customer relationship	10,347
Deferred tax liability	(17,846)
Goodwill	90,845
Total	$156,116

Goodwill represents expected synergies from technology integration, expansion of product capabilities, and the assembled workforce. The Goodwill is not expected to be deductible for tax purposes.
The identifiable intangible assets and their estimated useful lives are as follows:

	Fair Value	Useful life in years
Technology	57,667	8
Backlog	5,035	1.5
Customer relationship	10,347	7
Total identifiable intangible assets	$73,049
The fair value of the Technology was determined using the Multi-period Excess Earnings Method, while the fair value of the Customer Relationships and Backlog was determined using the Cost Saving Method.
During the year ended December 31, 2025, the Company recorded amortization expenses of $1,004, representing one month of amortization beginning on the acquisition date.
The Company recognized $3,818 of acquisition‑related costs, primarily professional service fees, which were expensed as incurred and presented within selling, general and administrative expenses.
Unaudited pro forma results of operations related to this acquisition have not been presented because the acquisition was not material to the Company’s consolidated statements of income.

b.Acquisition of CyTech:
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

Amortization expenses related to the acquired intangible assets amounted to $156 and $72 for the years ended December 31, 2025 and 2024, respectively.
Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 4. Intangible assets, net
Finite-lived intangible assets:

	December 31, 2025	December 31, 2024

Original amounts:
Core technology	$77,880	$18,200
Trade name	—	3,900
Facility clearance	1,396	1,396
Customer relationship	10,890	543
Backlog	5,084	49
	95,250	24,088
Accumulated amortization:
Core technology	13,076	8,754
Trade name	—	3,900
Facility clearance	136	43
Customer relationship	241	70
Backlog	328	15
	13,781	12,782
Intangible assets, net
	$81,469	$11,306
a. Amortization expense amounted to $4,899, $3,349 and $3,347 for the years ended December 31, 2025, 2024 and 2023, respectively.

b. The expected future amortization expenses by year related to the intangible assets as of December 31, 2025 are as follows:

2026	$15,695
2027	12,555
2028	10,254
2029	9,214
2030	8,910
Thereafter	24,841
$81,469
Note 5. Marketable securities
Marketable securities consisted of the following:

	December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate bonds	$87,587	$250	$(16)	$87,821
Agency bonds	47,390	25	(36)	47,379
Treasury bills	28,392	19	(2)	28,409
US Government bonds	80,890	196	(2)	81,084
Commercial paper	$4,810	$—	$—	$4,810
Total	$249,069	$490	$(56)	$249,503

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate bonds	$50,543	$73	$(6)	$50,610
Agency bonds	60,575	121	(59)	60,637
Treasury bills	972	—	(3)	969
US Government bonds	26,177	48	(22)	26,203
Total	$138,267	$242	$(90)	$138,419
As of December 31, 2025 and 2024, no continuous unrealized losses for 12 months or greater were identified.
The following table summarizes the Company’s marketable securities by contractual maturities:

	December 31, 2025	December 31, 2024
Due in 1 year or less	$151,544	$101,818
Due in 1 year through 2 years	97,959	36,601
Total	$249,503	$138,419

Note 6. Prepaid expenses and other current assets

	December 31, 2025	December 31, 2024
Advances to suppliers	$1,272	$1,389
Prepaid expenses	11,876	9,505
Government institutions	2,648	11,485
Derivative instrument assets	2,025	553
Other	1,809	314
	$19,630	$23,246

Note 7. Inventories

	December 31, 2025	December 31, 2024
Raw materials	$3,867	$5,934
Finished goods	3,736	3,005
	$7,603	$8,939

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 8. Property and equipment, net

	December 31, 2025	December 31, 2024
Manufacturing equipment	$641	$585
Furniture and equipment	10,371	10,410
Leasehold improvements	11,034	8,043
Computers and software	44,917	37,993
	66,963	57,031

Less—accumulated depreciation	(44,754)	(40,036)
	$22,209	$16,995
The Company abandoned a lease during 2025 resulting in a write-off of the leasehold improvements of $895 and disposals of $554 associated with ordinary‑course activities. Depreciation expenses were $6,968, $7,258 and $6,664 in the year ended December 31, 2025, 2024 and 2023, respectively.

Note 9. Other accounts payable and accrued expenses

	December 31, 2025	December 31, 2024
Governmental institution	$4,735	$3,458
Employees and related expenses	45,955	45,936
Income tax payable	6,160	756
Accrued expenses	11,883	10,649
Advances from customers	658	666
Other	1,853	1,865
	$71,244	$63,330

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
Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into statement of income (loss) in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.
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

	Net Notional amount		Fair value
	December 31		December 31,
	2025	2024	2025	2024
Option contracts to hedge payroll
expenses NIS	$35,433	$24,580	$1,461	$346
Forward contracts to hedge payroll
expenses NIS	11,024	3,495	321	96
	$46,457	$28,075	$1,782	$442
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2025, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next ten months. The fair value of the Company's outstanding derivative instruments at December 31, 2025 and 2024 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance Sheet line item	2025	2024
Derivative assets and liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$1,704	$457
Foreign exchange forward contracts	Prepaid expenses and other current assets	321	96
Foreign exchange option contracts	Other account payable	$(243)	$(111)

The effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the year ended December 31, 2025, 2024 and 2023, is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year ended December 31,
	2025	2024	2023
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$1,195	$88	$(168)
Option contracts	3,364	(260)	120
	$4,559	$(172)	$(48)
Derivatives in foreign exchange cash flow hedging relationships for the year ended December 31, 2025, 2024 and 2023, is summarized below:

		Amount reclassified from other comprehensive income into income (expense), net of tax (effective portion)
		Year ended December 31,
	Statements of income line item	2025	2024	2023
Option contracts to hedge payroll	Cost of revenues and operating expenses	$(2,446)	$(312)	$930
Forward contracts to hedge payroll	Cost of revenues and operating expenses	(998)	(3)	370
		$(3,444)	$(315)	$1,300

Note 11. Lease
The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 11 years, some of which may include options to extend the leases for up to an additional 1 year. The components of operating lease costs were as follows:

	Year ended December 31,
	2025	2024
Operating lease cost	$5,482	$5,610
Short-term lease cost	635	340
Variable lease cost	366	339
Total net lease costs	$6,483	$6,289

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2025	2024
Operating lease ROU assets	$16,308	$10,604
Operating lease liabilities, current	$3,996	$4,125
Operating lease liabilities, long-term	$18,674	$6,844
Weighted average remaining lease term (in years)	7.98	5.11
Weighted average discount rate	4.65%	3.01%

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2025, are as follows:

Fiscal Years Ending December 31,	Operating Leases
2026	$4,082
2027	4,262
2028	2,574
2029	2,428
2030	2,484
Thereafter	12,382

Total undiscounted lease payments	28,212
Less: imputed interest	(5,542)

Present value of lease liabilities	$22,670

The Company abandoned a lease during 2025 resulting in abandonment of the right-of-use asset of $865

Note 12. Commitments and contingencies
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2025 and 2024, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

Note 13. Shareholders’ equity
a.Ordinary Shares
As of December 31, 2025 and 2024, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share ordinary share. The voting, dividend and liquidation rights of the holders of the Company’s common share is subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.
Ordinary Shares confers upon its holders the following rights:
i.The right to participate and vote in the Company’s general meetings. Each ordinary share will entitle its holder, when attending and participating in the voting to one vote;
ii.Dividends or distribution shall be paid or be made to the holders of ordinary shares, shall be in an amount equal the product of the dividend or distribution payable or made on each ordinary share determined as if all preferred shares had been converted into ordinary shares and the number of ordinary shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
iii.The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the share held by such holder.

b.Option Plan, RSU’s and PSU’s:
On August 5, 2021, the Company adopted the 2021 Share Inventive Plan (the “2021 Share Incentive Plan”). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.
As of December 31, 2025 the aggregate number of shares that may be issued pursuant to awards under this 2021 Plan is 17,898,577 and there were 11,297,923 Ordinary Shares underlying outstanding awards (including options, PSUs and RSUs).
As of December 31, 2025 the aggregate amount of options, RSUs and PSUs outstanding under all plans is 12,624,891.
A summary of the status of options under the 2021 Shares Incentive Plan as of December 31, 2025 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at December 31, 2024	10,472,033	$4.93	6.23
Granted	—	—
Exercised	5,559,075	3.61
Forfeited	307,414	7.62
Outstanding at December 31, 2025	4,605,544	$6.35	6.18
Exercisable at December 31, 2025	3,372,738	$5.65	5.61
The weighted average fair values at grant date of options granted for the year ended December 31, 2024 and 2023 were $5.81 and $3.59 per share, respectively.
The total intrinsic value of options exercised during the years 2025, 2024 and 2023, was $80,390, $72,615, and $33,237, respectively.
The aggregate intrinsic value of the outstanding options at December 31, 2025, 2024 and 2023, represents the amount of 4,605,544, 10,472,033 and 15,728,176, respectively, outstanding options that are in-the-money as of such dates. As of December 31, 2025, 2024 and 2023 all outstanding options are in-the-money.
A summary of the status of RSUs and PSUs under the 2021 Share Incentive Plan as of December 31, 2025 and changes during the relevant period ended on that date is presented below:

	Number of RSUs	Weighted - average fair value
Unvested at December 31, 2024	7,289,971	$7.99
Granted	5,111,257	16.71
Vested	3,489,554	8.55
Forfeited	892,327	9.34
Unvested, at December 31, 2025	8,019,347	$13.16

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The weighted average fair value at grant date of RSUs and PSUs granted for the year ended December 31, 2025, 2024 and 2023 was $16.71, $10.63, and $5.75, respectively.
The total aggregate fair value of shares vested during the years 2025, 2024 and 2023 was $62,689, $44,304 and $13,805 respectively.
As of December 31, 2025, the Company had approximately $89,687 of unrecognized compensation expense related to non-vested shares options, non-vested RSU’s and non-vested PSU’s expected to be recognized over a weighted average period of 2.35 years.
c.2021 Employee Share Purchase Plan:
On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”).
As of December 31, 2025, the aggregate number of ordinary shares that may be issued pursuant to rights granted under the ESPP shall be 2,448,431 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0% of the ordinary shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of shares as may be determined by the Company’s Board of Directors. If any right granted under the ESPP shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the ESPP.
As of December 31, 2025, 2024 and 2023, 345,718, 399,688 and 587,579 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.
d.The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the year ended December 31, 2025, 2024 and 2023, was comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Cost of revenues	$3,180	$2,227	$1,733
Research and development	10,008	6,663	4,673
Sales and marketing	13,861	10,216	6,478
General and administrative	17,843	11,469	6,114
	$44,892	$30,575	$18,998

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 14. Net income (loss) per share
The following table sets forth the computation of basic losses and earnings per share:

	Year Ended December 31,
	2025	2024	2023
Basic earnings per share:
Numerator:
Net income (loss)	$78,326	$(283,007)	$(81,100)
Basic net income attributable to Restricted sponsor shares and RSA	513	—	—
Basic net income (loss) attributable to Ordinary shareholders	77,813	(283,007)	(81,100)

Denominator:
Weighted average number of Ordinary shares used in computing basic net income (loss) per share	241,626,316	209,471,827	190,154,549
Basic net income (loss) per share of Ordinary shareholders	$0.32	$(1.35)	$(0.43)

Diluted earnings per share:
Numerator:
Basic net income (loss) attributable to Ordinary shareholders	77,813	(283,007)	(81,100)
Reallocation of net income attributable to Restricted sponsor shares and RSA	17	—	—
Diluted net income (loss) attributable to Ordinary shareholders	77,830	(283,007)	(81,100)

Denominator:
Weighted average number of shares used in basic computation	241,626,316	209,471,827	190,154,549
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	8,276,810	—	—
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	249,903,126	209,471,827	190,154,549
Diluted net income (loss) per share of Ordinary shareholders	$0.31	$(1.35)	$(0.43)

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Note 15. Fair value measurements
The following table presents information about the Company’s assets and liabilities fair value at December 31, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	As of December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$60,651	$—	$—	$60,651
Commercial deposits	—	11,508	—	11,508
Marketable securities:
Corporate and Agency bonds	—	135,200	—	135,200
Treasury bills	—	28,409	—	28,409
US Government bonds	—	81,084	—	81,084
Commercial paper	—	4,810	—	4,810
Foreign currency derivative contracts	—	2,025	—	2,025

Total financial assets	$60,651	$263,036	$—	$323,687

Liabilities:
Earn-out	—	—	(1,401)	(1,401)
Foreign currency derivative contracts	—	(243)	—	(243)

Total financial liabilities	$—	$(243)	$(1,401)	$(1,644)

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$137,482	$—	$—	$137,482
Commercial deposits	—	502	—	502
Marketable securities:
Corporate and Agency bonds	—	111,247	—	111,247
Treasury bills	—	969	—	969
US Government bonds	—	26,203	—	26,203
Foreign currency derivative contracts	—	553	—	553

Total financial assets	$137,482	$139,474	$—	$276,956

Liabilities:
Foreign currency derivative contracts	—	(111)	—	(111)

Total financial liabilities	$—	$(111)	$—	$(111)

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Earn-out
Contingent earn‑out consideration is classified within Level 3 of the fair value hierarchy. The earn‑out relates to contingent consideration arising from business combinations. The Company estimated the fair value of the earn‑out liability based on the probability‑weighted assessment of achieving the contractual performance conditions, with valuation inputs reflecting the fair value of payments that would be made upon meeting those contingencies. The significant assumptions used in the Monte Carlo valuation model mainly relate to the projected ARR growth in the forecast years, expected ARR volatility and risk-free interest rate.
Under the Corellium Merger Agreement, the selling stockholders may receive up to $30 million of contingent consideration delivered as two separate payments (each, an “Earn-Out Period”). Each Earn‑Out Payment will be an amount equal to 70% of Annual Recurring Revenue (“ARR”) in excess of the applicable ARR target, subject to a $15 million cap per measurement period and with no payment due if the target is not exceeded. If Corellium’s “Atlas” business line has not been sold or transferred to a third-party before the end of an Earn‑Out Period, ARR and ARR targets are recalculated to include ARR of Corellium’s “Atlas” business line, with any incremental amount added to or subtracted from the Earn‑Out Payment following the second Earn-Out Period.
The earn‑out liability is remeasured to fair value at each reporting date, with changes recognized in operating expenses within the consolidated statements of income (loss) until the related milestones are settled, expire, or become no longer achievable. The carrying amount of the earn‑out liability represents its estimated fair value as of the reporting date.
As of December 31, 2025, the contingent earn-out consideration fair value total of $1,401 remained relatively unchanged since December 1, 2025.

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
As of December 31, 2023, the Company classified the warrants (both public and private) as a liability pursuant to ASC 815-40 since the warrants did not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of comprehensive loss.
During August 2024, the Company elected to redeem all of the outstanding public warrants. During August and September 2024 the Company issued an aggregate of 6,803,085 Ordinary Shares to the Public Warrants' holders. Of the 19,999,449 Public Warrants that were outstanding on August 15, 2024, 4,645 Public Warrants were exercised for cash at an exercise price of $11.50 per Ordinary Share in exchange for an aggregate of 4,645 Ordinary Shares and 19,878,580 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 6,798,440 Ordinary Shares. A total of 116,224 Public Warrants remained unexercised as of the redemption date and the Company redeemed those Public Warrants for an aggregate redemption price of $11.
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
As of December 31, 2024, the Company has no remaining warrants outstanding.

	Public Warrants	Private Placement Warrants	Total Warrant liability
Balance, December 31, 2023	$31,399	$22,718	$54,117
Change in fair value	78,969	32,294	111,263
Reclassification to equity	(110,368)	(55,012)	(165,380)
Balance, December 31, 2024	$—	$—	$—
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

Restricted Sponsor Shares liability and Price Adjustment Shares liability
7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and were set to vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the Merger Agreement); if at any time during the Price Adjustment Period the price of Ordinary Shares was greater than or equal to $12.50, $15.00 and $30.00, respectively, over any 20 trading-days within any 30 trading-day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Restricted Sponsor Shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.

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
During the third quarter of fiscal 2024, the $12.50 and the $15.00 triggering events occurred, resulting in only one triggering event remaining for both Restricted Sponsor shares and Price Adjustments Shares. As of September 13, 2024, upon meeting the second trigger event, the Company concluded that the Restricted Sponsor Shares and the Price Adjustments Shares were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the Restricted Sponsor Shares and Price Adjustment Shares from liability to equity. Consequently, the Company issued 10,000,000 Ordinary Shares to the price adjustment rights holders and 6,000,000 of the Restricted Sponsor Shares were no longer subject to forfeiture and share the same rights as the Company's Ordinary Shares.
During the fourth quarter of fiscal 2024, the $17.50 triggering event occurred, resulting in the issuance of 5,000,000 Ordinary Shares to the price adjustment rights holders.

The Restricted Sponsor shares liability and Price Adjustment Shares were measured at fair value using Level 3 inputs until September 13, 2024.

	Restricted sponsor shares	Price adjustment shares	Total
Balance, December 31, 2023	$47,247	$81,715	$128,962
Change in fair value of restricted sponsor shares and price adjustment shares	65,889	173,051	238,940
Reclassification to equity	(113,136)	(254,766)	(367,902)
Balance, December 31, 2024	$—	$—	$—

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	September 13, 2024
	Restricted sponsor shares	Price adjustment shares
Number of shares	1,500,000	5,000,000
Share price	$30.0	$17.5
Remaining exercise period	3.96	1.96
Share value	$12.52	$15.97
Note 16. Accumulated other comprehensive income

	Unrealized Gains on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$117	$388	$1,581	$2,086
Other comprehensive income (loss) before reclassifications	317	4,559	(1,298)	3,578
Amounts reclassified from accumulated other comprehensive income	—	(3,444)	—	(3,444)
Net current period other comprehensive income (loss)	317	1,115	(1,298)	134
	$434	$1,503	$283	$2,220

Note 17. Revenues
Disaggregation of Revenues
The following table provides information about disaggregated revenue by geographical areas

	Year Ended December 31,
	2025	2024	2023
Americas*	$256,582	$215,531	$172,154
EMEA	161,361	134,921	112,247
APAC	57,732	50,751	40,709
Total	$475,675	$401,203	$325,110
*Primarily from the United States
Contract Balances
Receivables are recorded when the right to consideration becomes unconditional. Unbilled receivables represents the Company's unconditional right to consideration not yet invoiced while billed receivables include invoiced amounts.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non-current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $262,217 and $242,823 of deferred revenue as of December 31, 2024 and December 31, 2023, respectively, the Company recognized $202,576 and $180,014 as revenue during the year ended December 31, 2025 and 2024, respectively.
The change in contract balances is consistent with the increase in the overall operation of the Company.

Remaining Performance Obligations
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2025 and December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $405,678 and $343,557 respectively, which consists of both billed consideration in the amount of $327,109 and $262,217 respectively, and unbilled consideration in the amount of $78,568 and $81,340 respectively, that the Company expects to recognize as revenue. As of December 31, 2025, the Company expects to recognize the majority of its remaining performance obligations as revenue over the next 12 months.

Note 18. Taxes on income
A. Israeli taxation
1.Corporate tax rates in Israel:
The tax rates relevant to corporations in Israel in the years 2025, 2024 and 2023 is 23%. However, the effective tax rate reported by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) is lower.
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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
3.Tax benefits under the Law for Encouragement of Preferred Enterprise and Preferred Technology Enterprise
On May 16, 2017 the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) — 2017 (hereinafter: “the Regulations”), which provides rules for applying the “Preferred Technological Enterprise” tax benefit track including the formula that provides the mechanism for allocating the technological income eligible for the benefits
Commencing in 2019 the Company elected the Preferred Technology Enterprise status to apply under the Law for the Encouragement of Capital Investments (the “Investment Law”). The approval is in affect for the tax years 2019 to 2023. In 2025, the Company applied to the Israel Tax Authority for a new ruling to extend its eligibility for such tax benefits, subject to the compliance with the conditions settled in such tax ruling, and is expected to be valid from 2024 until tax year 2028 (inclusive). The New Ruling has yet to be obtained, and there is no assurance that it will be obtained or as to its final conditions.
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

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

B.Income taxes on non-Israeli subsidiaries:
The Company’s subsidiaries incorporated in the US, Germany, Singapore, Australia, Brazil, UK, France, Canada, Japan and India are taxed according to tax laws in the countries of their residence. The Company’s effective tax rate depends on the geographical mix of where its profits are earned. In the year 2025, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of 25% and the subsidiaries in Germany and Singapore are subject to corporation tax at a rate of approximately 33% and 17% respectively. As of December 31, 2025, the Company had approximately $66,925 undistributed earnings of its subsidiaries.
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

C.Deferred taxes
Deferred taxes recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Deferred research and development cost	$6,943	$4,367
Employee related liabilities	7,533	5,355
Intangible assets	592	724
Goodwill	1,363	1,509
Deferred revenues	2,247	2,012
Carryforward loss	4,850	474
Operating lease liability	4,209	1,754
Property and equipment	152	27
Capital Loss	5,923	6,753
Other	664	1,231
Total deferred tax assets before valuation allowance	34,476	24,206
Valuation allowance	(5,823)	(7,133)
Total deferred tax assets	28,653	17,073

Deferred tax liabilities:
Deferred costs	2,412	2,423
Intangible assets	17,601	—
Goodwill	1,362	1,046
Property and equipment	1,291	641
Operating lease right-of-use assets	2,563	1,654
Derivative instruments	205	53
Marketable securities	100	35
Other	2	149
Total deferred tax liabilities	25,536	6,001
Total deferred tax assets, net	$3,117	$11,072

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

A reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense allocated to continuing operations is as follows:

	Year Ended December 31,
	2025
	Total	%
Consolidated pretax income	$90,678
Corporate Statutory Tax Rate	20,856	23.0%
Foreign Tax Effects:
United States
Share-based payment awards	(2,381)	(2.6)%
Officer compensation limitation	1,262	1.4%
Other	815	0.9%
Other foreign jurisdictions	1,033	1.1%
Deductible expense item	(130)	(0.1)%
Change in Valuation Allowance	(358)	(0.4)%
Changes in Unrecognized Tax Benefits	257	0.3%
Preferred Technology Enterprise tax effect	(9,040)	(10.0)%
Other Adjustments	38	—%
Effective Tax Rate	$12,352	13.6%

	Year Ended December 31,
	2024	2023
Loss before income taxes expense, as reported in the consolidated statements of operations	$(275,984)	$(75,563)
Statutory tax rate in Israel	23.0%	23.0%
Theoretical taxes on loss	(63,476)	(17,379)
Foreign subsidiaries taxed at different tax rates	426	565
Preferred tax rates in Israel	31,675	9,713
Remeasurement of liability instruments	41,953	14,322
(Deductible) non-deductible expenses	(2,003)	823
Taxes in respect of prior years	(478)	(1,193)
Change in valuation allowance	(543)	—
Research and development tax credits	(446)	(2,087)
Other	(85)	773
Actual tax expense	$7,023	$5,537

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Income (loss) before income tax expense is comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Domestic	$77,788	$(287,955)	$(88,298)
Foreign	12,890	11,971	12,735
	$90,678	$(275,984)	$(75,563)

Tax expense allocated to continuing operations is comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Current:
Domestic	$10,605	$10,011	$3,010
Foreign	4,527	588	(2,876)
Total current tax expense:	15,132	10,599	134

Deferred:
Domestic	(1,556)	(3,159)	1,596
Foreign	(1,224)	(417)	3,807
Total deferred tax (benefit) expense	(2,780)	(3,576)	5,403
Total tax expense	$12,352	$7,023	$5,537
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31, 2025	December 31, 2024
Unrecognized tax benefits, beginning of year	$3,409	$3,529
Decreases in tax positions for prior years	(624)	(1,201)
Increases in tax positions for current year	968	1,081
Unrecognized tax benefits, end of year	$3,753	$3,409
Interest and index (income) expense recognized related to uncertain tax positions amounted to $(87), $(29) and $173 in 2025 , 2024, and 2023, respectively. Total accrued interest as of December 31, 2025 and 2024 was $353 and $441, respectively, and were included in accrued expenses.
For the year ended December 31, 2025, the total tax (received) paid in cash was $(549), consisting primarily of tax received in Israel of $(636), the UK of $(200), and US Federal tax of $(721), partially offset by tax paid in Singapore of $269.
The Company currently does not expect unrecognized tax benefits to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
The Company’s income tax assessments in Israel through the year 2020 are considered final.

Cellebrite DI Ltd. and its Subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)
The Company is subject to income tax in other jurisdictions outside of Israel, of which the major jurisdiction is the U.S. The Company’s operation in the US is subject to potential examination for tax years 2020 and afterwards.
Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2025, the Company cannot estimate the change in unrecognized tax benefits resulting from these audit within the next 12 months.

Note 19. Financial income (expense), net

	Year Ended December 31,
	2025	2024	2023
Financial income:
Interest on deposits and investments	$22,918	$18,219	$10,569
Foreign currency translation differences	1,446	80	585
Interest from government authorities	1,025	10	6
Other	206	6	141

Financial expenses:
Remeasurement of liability instruments	—	(349,604)	(119,348)
Bank charges	(165)	(143)	(233)
Changes in exchange rates	(709)	(1,429)	(379)
Other	(523)	(29)	(141)
	$24,198	$(332,890)	$(108,800)

Note 20. Transactions and Balances with Related Parties
SUN Corporation, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.
A.Transactions with SUN Corporation

	Year Ended December 31,
	2025	2024	2023
Revenues	$5,836	$4,851	$4,061
B.Balances with SUN Corporation

	December 31, 2025	December 31, 2024
Trade receivables	$20	$897

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

There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of the performance of the operating segment is based on consolidated net income, as shown in the Company’s consolidated statements of operations. The CODM considers the operation in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2025	2024
Israel	$18,763	$16,569
United States	16,074	7,045
Rest of the world	3,680	3,985
Total long-lived assets	$38,517	$27,599

Note 22. Subsequent events
On March 1, 2026, the Company completed the acquisition of 100% of the shares of SCG Canada Inc., (“SCG”), a leading provider of hand‑held digital forensics solutions for unmanned aerial vehicles (UAVs), for total consideration of approximately $17 million, subject to customary transaction adjustments, and an immaterial service related contingent consideration. The Company has not completed its acquisition accounting for this transaction.